As filed with the Securities and Exchange Commission on May 11, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

AKERNA CORP.
(Exact name of registrant as specified in its charter)

__________________________________________

Delaware	7374	83-2242651
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1550 Larimer Street #246
Denver, Colorado 80202
1-888-932-6537
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

__________________________________________

Corporation Service Company
251 Little Falls Drive
Wilmington, Delaware 19808
1-888-932-6537
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________________

Copies to:

Jason K. Brenkert, Esq. Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202 Telephone: (303) 352-1133	Michael Hedge Jason Dreibelbis K&L Gates LLP 1 Park Plaza, Twelfth Floor Irvine, California 92614 Telephone: (949) 253-0900	Steven Gasser Premier Counsel LLP 201 Spear Street, Suite 1100 San Francisco, California 94015 Telephone: (415) 409-1790

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Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 11, 2023

PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT

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To the Stockholders of Akerna Corp.:

On January 27, 2023, Akerna Corp., a Delaware corporation (“Akerna”), Akerna Merger Co., a Delaware corporation and wholly owned direct subsidiary of Akerna (“Merger Sub”), and Gryphon Digital Mining, Inc., a Delaware corporation (“Gryphon”), entered into an Agreement and Plan of Merger, as may be amended from time to time (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Gryphon, with Gryphon surviving as a wholly owned subsidiary of Akerna (the “Merger”). Akerna following the Merger is referred to herein as the “combined company.”

At the effective time of the Merger (the “Effective Time”), each share of Gryphon’s common stock, par value $0.0001 per share (the “Gryphon Common Stock”), and Gryphon’s preferred stock, par value $0.0001 per share (the “Gryphon Preferred Stock,” collectively referred to herein with the Gryphon Common Stock as the “Gryphon Shares”), outstanding immediately prior to the Effective Time will be converted into the right to receive a per share portion of the aggregate number of shares of Akerna’s common stock, par value $0.0001 per share (the “Akerna Common Stock”), to be issued at the Effective Time as consideration for the Merger, as calculated pursuant to the terms set forth in the Merger Agreement (the “Merger Consideration”) (subject to adjustment to account for the proposed Akerna reverse stock split), as described in more detail in the section titled “The Merger Agreement — Merger Consideration” beginning on page 107 of the accompanying proxy statement/prospectus.

Each share of Akerna Common Stock reserved for issuance upon the exercise of each warrant to purchase Akerna Common Stock, each restricted stock unit of Akerna that settles in shares of Akerna Common Stock and each award of restricted shares of Akerna Common Stock that is issued and outstanding at the Effective Time will remain issued and outstanding, and such securities will be unaffected by the Merger. Immediately after the consummation of the Merger, Akerna equityholders as of immediately prior to the Merger are expected to own approximately 7.5% of the outstanding equity interests of the combined company on a fully diluted basis and former Gryphon equityholders are expected to own approximately 92.5% of the outstanding equity interests of the combined company on a fully diluted basis. Following the Merger, Gryphon’s business will be the business of the combined company.

Akerna has also entered into a Securities Purchase Agreement, as may be amended from time to time (the “Purchase Agreement”), with Akerna Canada Ample Exchange Inc. (“Akerna Exchange”), a wholly owned subsidiary of Akerna, and MJ Acquisition Corp. (“MJ Acquisition”), on April 28, 2023, pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Purchase Agreement, Akerna will sell to MJ Acquisition all of the issued and outstanding membership interests of MJ Freeway, LLC, a Colorado limited liability company (“MJ Freeway” and such membership interests, the “Membership Interests”), and Akerna Exchange will sell to MJ Acquisition all of the issued and outstanding common and preferred shares of Ample Organics, Inc., an Ontario corporation (“Ample” and such common and preferred shares, the “Capital Stock”), for an aggregate purchase price of $5,000,000, subject to adjustments as set forth in the Purchase Agreement (the “Sale Transaction”).

Shares of Akerna Common Stock are currently listed on The Nasdaq Capital Market under the symbol “KERN.” Akerna will file an initial listing application for the combined company with The Nasdaq Stock Market Inc., or Nasdaq. After completion of the Merger, Akerna will be renamed “Gryphon Digital Mining, Inc.” and it is expected

that the common stock of the combined company will trade on The Nasdaq Capital Market under the symbol “            ” On             , 2023, the last trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of Akerna Common Stock was $             per share.

Akerna is holding its special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the Merger, the Sale Transaction and related matters. The Akerna special meeting will be held on             , at            Mountain Time at             , unless postponed or adjourned to a later date. At the Akerna special meeting, Akerna will ask its stockholders to:

1.      approve the issuance of shares of Akerna Common Stock to Gryphon stockholders, pursuant to the terms of the Merger Agreement, and the change of control resulting from the Merger;

2.      approve the sale of the Membership Interests of MJ Freeway and the Capital Stock of Ample to MJ Acquisition, pursuant to the terms of the Purchase Agreement and the transactions contemplated thereby;

3.      approve an amendment to the amended and restated certificate of incorporation of Akerna to effect a reverse stock split of the issued and outstanding Akerna Common Stock within a range, as determined by the board of directors of Akerna and agreed to by Gryphon, of one new share of Akerna Common Stock for every five (5) to twenty (20) shares (or any number in between) of outstanding shares of Akerna Common Stock;

4.      approve an amendment to the amended and restated certificate of incorporation of Akerna to increase the number of authorized shares of Akerna Common Stock from 150,000,000 to 300,000,000;

5.      approve an amendment to the amended and restated certificate of incorporation of Akerna to change the corporate name from Akerna Corp. to “Gryphon Digital Mining, Inc.”;

6.      approve the Akerna Corp. 2023 Omnibus Incentive Plan;

7.      authorize the adjournment of the Akerna special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 — 6; and

8.      transact such other business as may properly come before the stockholders at the Akerna special meeting or any adjournment or postponement thereof.

As described in the accompanying proxy statement/prospectus, certain Akerna securityholders who in the aggregate own or have the right to acquire approximately    % of the outstanding voting securities of Akerna as of May   , 2023, and certain Gryphon stockholders who in the aggregate own approximately    % of the Gryphon Shares as of May   , 2023, are parties to support agreements or support letters with Gryphon and/or Akerna, as the case may be (the “Support Agreements”). Pursuant to the Support Agreements, such Akerna securityholders have agreed to vote in favor of the foregoing proposals and certain other matters at any meeting of Akerna’s stockholders (or any adjournment or postponement thereof), and such Gryphon stockholders have agreed to vote in favor of, and to adopt and approve, the Merger, the Merger Agreement and the related transactions at any meeting of Gryphon’s stockholders (or any adjournment or postponement thereof), or by written consent, in each case subject to the terms of the Support Agreements. The Support Agreements will terminate upon certain events, including any termination of the Merger Agreement in accordance with its terms.

Following the effectiveness of the Registration Statement on Form S-4 of which the accompanying proxy statement/prospectus is a part and pursuant to the Merger Agreement, Gryphon shall seek approval by written consent of the Merger Agreement and the Merger from its stockholders.

After careful consideration, the Akerna and Gryphon boards of directors have approved the Merger Agreement and the Merger and the respective proposals referred to above, and each of the Akerna and Gryphon boards of directors has determined that it is advisable to enter into the Merger Agreement and related transactions. The Akerna board of directors has also approved the Purchase Agreement and the Sale Transaction and has determined that it is advisable to enter into the Purchase Agreement and related transactions. The Akerna board of directors recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.

More information about Akerna, Gryphon, the Merger Agreement, the Purchase Agreement, the transactions contemplated thereby and the foregoing proposals is contained in the accompanying proxy statement/prospectus. Akerna urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 23 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

Akerna and Gryphon are excited about the opportunities the Merger brings to both Akerna’s and Gryphon’s securityholders and thank you for your consideration and continued support.

Sincerely,

Jessica Billingsley	Robert Chang
Chief Executive Officer	Chief Executive Officer
Akerna Corp.	Gryphon Digital Mining, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated           , 2023 and is first being mailed to Akerna stockholders on or about         , 2023.

AKERNA CORP.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON         , 2023

Dear Stockholders of Akerna:

On behalf of the board of directors of Akerna Corp., a Delaware corporation (“Akerna”), we are pleased to deliver this proxy statement/prospectus for (i) the proposed merger between Akerna and Gryphon Digital Mining, Inc., a Delaware corporation (“Gryphon”), pursuant to which Akerna Merger Co., a wholly owned subsidiary of Akerna (“Merger Sub”) will merge with and into Gryphon, with Gryphon surviving as a wholly owned subsidiary of Akerna (the “Merger”) and (ii) the proposed sales by (A) Akerna of all of the issued and outstanding membership interests of MJ Freeway LLC, a Colorado limited liability company, and (B) Akerna Canada Ample Exchange Inc. (“Akerna Exchange”) of all of the issued and outstanding common and preferred shares of Ample Organics Inc., an Ontario corporation, to MJ Acquisition Corp, a Delaware corporation (“MJ Acquisition” and such transactions, the “Sale Transaction”).

The special meeting of stockholders of Akerna will be held on               , 2023 at local time, at for the following purposes:

1.      To approve the issuance of Akerna common stock in the Merger in accordance with the terms of the Agreement and Plan of Merger, dated as of January 27, 2023, by and among Akerna, Merger Sub and Gryphon, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus (as may be amended from time to time, the “Merger Agreement”) and the change of control of Akerna resulting from the Merger (the “Merger Proposal”).

2.      To approve the Securities Purchase Agreement, dated as of April 28, 2023, by and by and among Akerna, Akerna Exchange and MJ Acquisition, a copy of which is attached as Annex B to the accompanying proxy statement/prospectus (the “Purchase Agreement”), the Sale Transaction and the other transactions contemplated thereby (the “Sale Transaction Proposal”).

3.      To approve the amendment to the amended and restated certificate of incorporation of Akerna to effect a reverse stock split of Akerna common stock, at a ratio of one (1) new share for every five (5) to twenty (20) shares of outstanding Akerna common stock, with the exact ratio and effective time of the reverse stock split of Akerna common stock to be determined by the Akerna board of directors, agreed to by Gryphon and publicly announced by press release (the “Akerna Reverse Stock Split”), in the form attached as Annex C to the accompanying proxy statement/prospectus.

4.      To approve an amendment to the amended and restated certificate of incorporation of Akerna to increase the number of authorized shares of common stock of Akerna from 150,000,000 to 300,000,000 (the “Akerna Authorized Share Increase”), in the form attached as Annex D to the accompanying proxy statement/prospectus.

5.      To approve an amendment to the amended and restated certificate of incorporation of Akerna to change the corporate name from Akerna Corp. to “Gryphon Digital Mining, Inc.” (the “Akerna Name Change”), in the form attached as Annex E to the accompanying proxy statement/prospectus.

6.      To approve the Akerna 2023 Omnibus Incentive Plan (the “2023 Plan”), in the form attached as Annex F to the accompanying proxy statement/prospectus.

7.      To consider and vote upon an adjournment of the Akerna special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 — 6 (the “Adjournment Proposal”).

8.      To transact such other business as may properly come before the Akerna special meeting or any adjournment or postponement thereof

The Akerna Board has fixed , 2023 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Akerna special meeting and any adjournment or postponement thereof. Only holders of record of shares of common stock of Akerna or shares of preferred stock of Akerna at the close of business on the record date are entitled to notice of, and to vote at, the Akerna special meeting. At the close of business on the record date, Akerna had shares of common stock outstanding and entitled to vote and shares of preferred stock outstanding and entitled to vote an equivalent of shares of common stock at the special meeting.

Your vote is important. The affirmative vote of a majority of the votes properly cast at the Akerna special meeting, whether present at the special meeting or represented by proxy at the special meeting, is required for approval of Proposal Nos. 1, 6 and 7. The affirmative vote of the holders of a majority of shares of Akerna common stock and preferred stock having voting power outstanding on the record date for the Akerna special meeting is required for approval of Proposal Nos. 2, 3, 4 and 5. The affirmative vote of the holders of a majority of shares of Akerna common stock having voting power outstanding on the record date for the Akerna special meeting and voting as a separate class is required for the approval of Proposal No. 4. Proposal No. 1 is conditioned upon the approval of Proposal Nos. 2, 3, 4, 5 and 6. Proposal No. 2 is conditioned upon the approval of Proposal No. 1. Therefore, the Merger cannot be consummated without the approval of the Sale Transaction Proposal, the Akerna Reverse Stock Split, the Akerna Authorized Share Increase, the Akerna Name Change and the 2023 Plan, and the Sale Transaction cannot be consummated without the approval of the Merger Proposal.

Even if you plan to virtually attend the Akerna special meeting, Akerna requests that you sign and return the enclosed proxy or vote by mail or online to ensure that your shares will be represented at the Akerna special meeting if you are unable to attend. You may change or revoke your proxy at any time before it is voted at the Akerna special meeting.

By Order of Akerna Board,

Jessica Billingsley

Chief Executive Officer

Denver, Colorado

              , 2023

THE AKERNA BOARD HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS IN THE BEST INTERESTS OF, AND ADVISABLE TO, AKERNA AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE AKERNA BOARD UNANIMOUSLY RECOMMENDS THAT AKERNA STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important additional business and financial information about Akerna Corp. that is not included in or delivered with the document but can be found in documents previously filed by Akerna with the Securities and Exchange Commission (the “SEC”). You may obtain this information without charge through the SEC’s website (http://www.sec.gov) or upon your written or oral request by contacting the Secretary of Akerna Corp., 1550 Larimer Street #246, Denver, Colorado 80202, Attention: Secretary or by calling (888) 932-6537.

To ensure timely delivery of these documents, any request should be made no later than               , 2023 to receive them before the Akerna special meeting.

For additional details about where you can find information about Akerna, please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

Page
QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS	iii
PROSPECTUS SUMMARY	1
RISK FACTORS	23
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	74
THE SPECIAL MEETING OF AKERNA STOCKHOLDERS	76
THE TRANSACTIONS	80
THE MERGER AGREEMENT	107
AGREEMENTS RELATED TO THE MERGER	121
THE PURCHASE AGREEMENT	124
MJ ACQUISITION PROMISSORY NOTE	133
AKERNA DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE	134
AKERNA EXECUTIVE COMPENSATION	135
GRYPHON’S EXECUTIVE AND DIRECTOR COMPENSATION	142
PROPOSAL NO. 1: MERGER APPROVAL OF THE ISSUANCE OF COMMON STOCK IN THE MERGER AND THE CHANGE OF CONTROL RESULTING FROM THE MERGER	147
PROPOSAL NO. 2: SALE TRANSACTION APPROVAL OF THE SALE TRANSACTION	148
PROPOSAL NO. 3: AKERNA REVERSE STOCK SPLIT APPROVAL OF THE AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AS AMENDED OF AKERNA TO EFFECT THE REVERSE STOCK SPLIT	149
PROPOSAL NO. 4: AKERNA AUTHORIZED SHARE INCREASE APPROVAL OF THE AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AS AMENDED OF AKERNA TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF AKERNA	155
PROPOSAL NO. 5: AKERNA NAME CHANGE APPROVAL OF THE AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AS AMENDED OF AKERNA TO CHANGE THE CORPORATE NAME FROM AKERNA CORP. TO “GRYPHON DIGITAL MINING, INC.”	157
PROPOSAL NO. 6: 2023 PLAN APPROVAL OF THE 2023 PLAN	158
PROPOSAL NO. 7: ADJOURNMENT APPROVAL OF POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING	166
AKERNA’S BUSINESS	167
AKERNA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	179
DESCRIPTION OF AKERNA CAPITAL STOCK	194
PRINCIPAL STOCKHOLDERS OF AKERNA	197
GRYPHON’S BUSINESS	199
GRYPHON MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	208
PRINCIPAL STOCKHOLDERS OF GRYPHON	221
MANAGEMENT FOLLOWING THE MERGER	223
CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS OF THE COMBINED COMPANY	227
MARKET PRICE AND DIVIDEND INFORMATION	230
COMPARISON OF RIGHTS OF HOLDERS OF AKERNA CAPITAL STOCK AND GRYPHON SHARE CAPITAL	231
PRINCIPAL STOCKHOLDERS OF PROPOSED COMBINED COMPANY	238
LEGAL MATTERS	240

i

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split at a ratio of one (1) new share for every five (5) to twenty (20) shares of outstanding Akerna common stock described in Proposal No. 3 (the “Akerna Reverse Stock Split”) in this proxy statement/prospectus. If the Merger (as defined below) and the Akerna Reverse Stock Split are approved, the Akerna Reverse Stock Split will be effected immediately prior to the closing of the Merger.

The following section provides answers to frequently asked questions about the Transactions (as defined below). This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:     What are the Transactions?

A:     Akerna Corp. (“Akerna”, also referred to herein as “we,” “us,” “our,” and the “Company”), Gryphon Digital Mining, Inc. (“Gryphon”) and Akerna Merger Co., a wholly owned subsidiary of Akerna (“Merger Sub”) have entered into an Agreement and Plan of Merger, dated as of January 27, 2023, as may be amended from time to time (the “Merger Agreement”). Under the Merger Agreement, Merger Sub will, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, merge with and into Gryphon, with Gryphon surviving as a wholly owned subsidiary of Akerna (the “Merger”). Under specified circumstances, Akerna may be required to pay a termination fee to Gryphon, as further described in the section titled “The Merger Agreement — Termination Fee” in this proxy statement/prospectus.

Akerna has also entered into a Securities Purchase Agreement, dated April 28, 2023, as may be amended from time to time (the “Purchase Agreement”) with MJ Acquisition Corp. (“MJ Acquisition”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Purchase Agreement, Akerna will sell to MJ Acquisition all of the issued and outstanding membership interests of MJ Freeway LLC, a Colorado limited liability company (“MJ Freeway” and such membership interests, the “Membership Interests”), and Akerna’s wholly owned subsidiary Akerna Canada Ample Exchange Inc. (“Akerna Exchange”) will sell to MJ Acquisition all of the issued and outstanding common and preferred shares of Ample Organics Inc., an Ontario corporation (“Ample” and such common and preferred shares, the “Capital Stock”) for an aggregate cash purchase price of $5 million (the “Purchase Price”), subject to adjustments as set forth in the Purchase Agreement (the “Sale Transaction”). $1 million of the $5 million Purchase Price was loaned to Akerna upon the signing of the Purchase Agreement pursuant to a secured promissory note dated April 28, 2023 (the “MJA Promissory Note”) and related security documents, which the MJA Promissory Note to be deemed paid in full at the closing of the Sale Transaction. The remaining $4 million will be paid in cash at closing. Under specified circumstances, Akerna may be required to pay MJ Acquisition a termination fee, as further described in the section titled “The Purchase Agreement — Termination Fee” beginning on page 131 of this proxy statement/prospectus.

The Merger and the Sale Transaction are collectively referred to herein as the “Transactions.” The consummation of the Merger and the closing of the Sale Transaction are conditioned on each other, and the parties expect that, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and the Purchase Agreement, respectively, the Sale Transaction will be consummated immediately following the closing of the Merger.

Q:     What will happen in the Merger?

A:     Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”) each share of Gryphon’s common stock, par value $0.0001 per share (the “Gryphon Common Stock”), and Gryphon’s preferred stock, par value $0.0001 per share (the “Gryphon Preferred Stock,” collectively referred to herein with the Gryphon Common Stock as the “Gryphon Shares”) outstanding immediately prior to the Effective Time, will be converted into the right to receive a per share portion of the aggregate number of shares of Akerna’s common stock, par value $0.0001 per share (the “Akerna Common Stock”), to be issued at the Effective Time as consideration for the Merger, as calculated pursuant to the terms set forth in the Merger Agreement (the “Merger Consideration”) (subject to adjustment to account for the Akerna Reverse Stock Split), as described in more detail in the section titled “The Merger Agreement — Merger Consideration” beginning on page 107 of this proxy statement/prospectus.

Each share of Akerna Common Stock, each share of Akerna Common Stock reserved for issuance upon the exercise of each warrant to purchase Akerna Common Stock, each restricted stock unit of Akerna that settles in shares of Akerna Common Stock and each award of restricted shares of Akerna Common Stock that is issued and outstanding at the Effective Time will remain issued and outstanding, and such securities will be unaffected by the Merger.

Akerna following the Merger is referred to herein as the “combined company.” Immediately after the consummation of the Merger, Akerna equityholders as of immediately prior to the Merger are expected to own approximately 7.5% of the outstanding equity interests of the combined company on a fully diluted basis and former Gryphon equityholders are expected to own approximately 92.5% of the outstanding equity interests of the combined company on a fully diluted basis. Following the Merger, Gryphon’s business will be the business of the combined company. After the completion of the Merger, the combined company will change its corporate name to “Gryphon Digital Mining, Inc.”

Q:     What are the exchange agreements with the holders of Akerna’s senior secured convertible notes?

A:     Concurrently with the signing of the Merger Agreement, Akerna entered into exchange agreements (the “Exchange Agreements”) with each of the holders (each, a “Akerna Note Holder”) of its senior secured convertible notes (the “Akerna Notes”) issued pursuant to a securities purchase agreement dated October 5, 2021.

Pursuant to the Exchange Agreements, each Akerna Note Holder agreed to exchange a certain aggregate conversion amount of the Notes no greater than the lesser of (i) the aggregate amount then outstanding under the Akerna Notes and (ii) such portion of the maximum note amount set forth in the Exchange Agreement for such Holder that is convertible into 19.9% of the Akerna Common Stock then outstanding into such number of shares of newly designated Series C Preferred Stock of Akerna, which will have an aggregate voting power and economic value equal to the aggregate number of shares of Akerna Common Stock then issuable upon conversion of such amount of Akerna Notes.

Q:     What are the terms of the Series C Preferred Stock into which the Akerna Notes will convert?

A:     The Series C Preferred Stock is non-convertible, voting preferred stock. Each Akerna Note Holder will hold Series C Preferred Stock with voting power equal to 19.9% of the Akerna Common Stock outstanding as of the record date for the special meeting of stockholders of Akerna. Upon the closing of a change of control transaction, such as the Merger, the Series C Preferred Stock will be automatically redeemed pursuant to its terms for consideration of a share equivalent basis equal to the same consideration held after the consummation of the change of control transaction by a stockholder that held one share of Akerna Common Stock prior to the consummation of the change of control transaction (the “New Preferred Exchange Shares”). The Series C Preferred Stock can also be redeemed for cash at the option of Akerna and in limited circumstances redeemed for cash at the option of the holder.

Q:     What will happen at the closing of the Merger to the remaining amount of Akerna Notes not exchanged for Series C Preferred Stock, if any?

A:     Under the Exchange Agreements, Akerna has agreed that 50% of the gross proceeds from any subsequent placement will be used to repay the aggregate amounts then outstanding under the Akerna Notes, allocated pro rata to the Akerna Note Holders then outstanding based on the aggregate principal amount of Akerna Notes outstanding as of the time of such applicable subsequent placement (“Subsequent Placement Redemption”).

Akerna has agreed that on or prior to the closing of the Merger, if any Akerna Notes are then outstanding, Akerna will consummate one or more Company Optional Redemptions (as defined in the Akerna Notes) pursuant to the terms of the Akerna Notes (as amended under the Exchange Agreements), using the lesser of (A) the difference of (I) the sum of (x) all cash then held by Akerna (or any of its subsidiaries) and (y) any cash to be paid, directly or indirectly, to Akerna (or any of its subsidiaries) in connection with the transactions contemplated by the Merger Agreement and/or the Purchase Agreement, as applicable, less (II) $500,000 and (B) an aggregate amount of cash equal to the Company Optional Redemption Price of the aggregate Conversion Amount (as defined in the Akerna Notes) of the Akerna Notes then outstanding (with each such Company Optional Redemption allocated pro rata to the Akerna Note Holders then outstanding based upon the aggregate principal amount of Akerna Notes then outstanding) (the “Cash Sweep”).

Upon closing of the Merger, the Exchange Agreements provide that if any portion of the Akerna Notes remain outstanding other than such portion of the applicable Company Optional Redemption Price of the Akerna Notes to be paid in cash pursuant to the Cash Sweep, to exchange the remaining Conversion Amount of the Notes into such aggregate number of shares of common stock of the combined company (the “New Note Exchange Shares” together with the New Preferred Exchange Shares, the “Final Closing Exchange Shares”) equal to the quotient of (A) the applicable Company Optional Redemption Price of the remaining Conversion Amount of the Akerna Notes then outstanding divided by (B) the lower of (x) the lowest volume weighted average price of the Akerna Common Stock during the five (5) trading day period ending, and including, the trading day immediately prior to the closing and (y) the Conversion Price (as defined in the Akerna Notes) in effect as of the closing.

However, that to the extent that any issuances of Final Closing Exchange Shares to an Akerna Note Holder at the closing in accordance with the Exchange Agreements or pursuant to the Series C Certificate of Designations, as applicable would result in such Akerna Holder and its other attribution parties exceeding 4.99% of the issued and outstanding shares of common stock of the combined company (a “Maximum Percentage Event”), then such Akerna Holder shall not be entitled to receive such aggregate number of Final Closing Exchange Shares in excess of the maximum percentage (and shall not have beneficial ownership of such Final Closing Exchange Shares (or other equivalent security) as a result of the closing (and beneficial ownership) to such extent of any such excess), such remaining portion of such Final Closing Exchange Shares that would have otherwise been issued to the Akerna Holder at the Final Closing (such remaining portion of Final Closing Exchange Shares, the “Abeyance Shares”), such portion of the Akerna Note and/or shares of Series C Preferred Stock, as applicable, shall alternatively be exchanged for the right to receive such Abeyance Shares, at such time or times as its right thereto would not result in such Akerna Holder and the other attribution parties exceeding the maximum percentage, at which time or times, if any, such Akerna Holder shall be granted such remaining portion of such Abeyance Shares in accordance with the Exchange Agreements and/or pursuant to the Series C Certificate of Designations, as applicable.

Q:     Will Akerna stockholders receive any portion of the proceeds from the Sale Transaction?

A:     Akerna currently has outstanding Akerna Notes in aggregate principal amount of approximately $8.3 million and accounts payable of approximately $         million that are not being assumed by MJ Acquisition in connection with the Sale Transaction. Further, as a condition to the closing of the Merger, Akerna must be free of debt, not have any outstanding accounts payable or other liabilities and have at least $500,000 in cash to help Gryphon cover any potential future liabilities arising from the Sale Transaction or otherwise.

Following adjustments to the Purchase Price at closing of the Sale Transaction, payment of expenses related to the Transactions (including severance and transaction bonuses to certain Akerna employees), payment of accounts payable of Akerna not assumed by MJ Acquisition, and setting aside the minimum $500,000 in cash for closing the Merger, pursuant to the terms of the Exchange Agreements, as discussed above, any cash remaining in the accounts of Akerna will be used to conduct a cash redemption of any remaining principal amount of the Akerna Notes pursuant to their terms. Any principal amount of Akerna Notes remaining following the cash redemption will be exchanged into common stock of the combined company immediately following the consummation of the Merger, but such shares of common stock will be treated as shares of Akerna Common Stock outstanding immediately prior to the Effective Time and will be taken into account in calculating the Merger Consideration. Given the ongoing significant expenses incurred by Akerna in relation to the Transactions, current and expected accounts payable and the principal amount left on the Akerna Notes, Akerna does not expect any proceeds from the Sale Transaction to remain following the cash redemption of the Akerna Notes. Any proceeds of the Sale Transaction that do remain will fund the combined company. To the extent that proceeds from the Sale Transaction are used to conduct a cash redemption of the Akerna Notes, this will reduce the amount of principal of the Akerna Notes that will be exchanged into shares of common stock of the combined company and thereby reduce dilution of the 7.5% of the equity interests of the combined company on a fully diluted basis that equityholders of Akerna will hold following completion of the Merger.

Q:     What will happen if, for any reason, either of the Transactions does not close?

A:     The closing of the Merger and the closing of the Sale Transaction are conditioned on each other. Therefore, if, for any reason, the Merger does not close and the Merger Agreement is terminated, the Sale Transaction will not close, unless Akerna and MJ Acquisition determine to waive that condition to closing and proceed with the Sale Transaction. Similarly, if, for any reason, the Sale Transaction does not close and the Purchase Agreement is

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terminated, the Merger will not close unless Akerna and Gryphon determine to waive that condition to closing and proceed with the Merger. Akerna does not currently believe that it would waive the condition to closing for either of the Transactions and therefore if either fails close it is not anticipated that the other Transaction would proceed.

In the event that the Merger does not close and the Merger Agreement is terminated but the Sale Transaction proceeds, the Akerna board of directors (the “Akerna Board”) may elect to, among other things, attempt to complete another strategic transaction including a transaction similar to the Merger, continue to operate the remaining business of Akerna or to dissolve and liquidate the remaining assets of Akerna, and may still elect to implement the Akerna Reverse Stock Split.

In the event that the Sale Transaction does not close and the Purchase Agreement is terminated, Akerna would not have sufficient cash to eliminate its debt or pay its accounts payable, which would not be sufficient to satisfy these closing conditions under the Merger Agreement and it is unlikely that Gryphon would elect to proceed with the Merger.

Akerna has invested significant time and incurred, and expects to continue to incur, significant expenses related to the Transactions. In the event that either of the Transactions does not close, the Akerna Board may elect, among other things, to attempt to complete other strategic transactions or the Akerna Board may instead divest all or a portion of Akerna’s business or assets if viable alternative strategic transactions are not available. Under certain circumstances, Akerna may be obligated to pay Gryphon or MJ Acquisition a termination fee or reimburse certain expenses of Gryphon or MJ Acquisition, as more fully described in the section titled “Prospectus Summary — The Merger Agreement — Termination” beginning on page 118 of this proxy statement/prospectus, the section titled “The Merger Agreement — Termination Fee” beginning on page 120 of this proxy statement/prospectus, the section titled “Prospectus Summary — The Purchase Agreement — Termination” beginning of page 130 of this proxy statement/prospectus, and the section titled “The Purchase Agreement — Termination” beginning on page 130 of this proxy statement/prospectus.

Q:     What are the conditions to closing the Transactions?

A:     For more information regarding the conditions to closing the Transactions, see the sections “The Merger Agreement — Conditions to the Completion of the Merger” and “The Purchase Agreement — Conditions to the Completion of the Sale Transaction” beginning on pages 109 and 124, respectively, of this proxy statement/prospectus.

Q:     Why are Akerna and Gryphon proposing to merge?

A:     Akerna and Gryphon believe that the Merger will result in a company with a strong leadership team and substantial capital resources, which will better position Gryphon to advance its top-tier bitcoin mining operations and increase its position as a leading [net carbon neutral] bitcoin miner. For a more complete description of the reasons for the Merger, please see the sections titled “The Merger — Akerna Reasons for the Merger” and “The Merger — Gryphon Reasons for the Merger” beginning on pages 87 and 91, respectively, of this proxy statement/prospectus.

Q:     Why am I receiving this proxy statement/prospectus?

A:     You are receiving this proxy statement/prospectus because you have been identified as a stockholder of Akerna as of            , 2023, the record date for the special meeting, and you are entitled to vote at the Akerna special meeting to approve the matters set forth herein or you have been identified as a holder of Gryphon Shares who will receive shares of Akerna Common Stock in the Merger. Stockholders of Akerna as of the record date are entitled to vote at the Akerna special meeting to approve the issuance of shares of Akerna Common Stock in the Merger in accordance with the terms of the Merger Agreement and the change of control resulting from the Merger, the Sale Transaction with MJ Acquisition, the proposed Akerna Reverse Stock Split, the Akerna Authorized Share Increase, the Akerna Name Change, the 2023 Plan, and the adjournment of the special meeting, if necessary, to solicit additional proxies. This document serves as:

•        a proxy statement of Akerna used to solicit proxies for the Akerna special meeting to vote on the matters set forth herein; and

•        a prospectus of Akerna used to offer shares of Akerna Common Stock in exchange for Gryphon Shares in the Merger.

Q:     What is required to consummate the Merger?

A:     To consummate the Merger, Akerna stockholders must approve:

•        the issuance of shares of Akerna Common Stock in the Merger in accordance with the terms of the Merger Agreement and the change of control resulting from the Merger;

•        the Sale Transaction and the transactions contemplated under the Purchase Agreement;

•        the amendment to the amended and restated certificate of incorporation of Akerna effecting the Akerna Reverse Stock Split;

•        the amendment to the amended and restated certificate of incorporation of Akerna effecting the Akerna Authorized Share Increase;

•        the amendment to the amended and restated certificate of incorporation of Akerna effecting the Akerna Name Change; and

•        the adoption of the 2023 Plan.

Holders of Gryphon Shares must adopt the Merger Agreement and approve the transactions contemplated in the Merger Agreement.

The approval by the stockholders of Akerna of the issuance of Akerna Common Stock in the Merger in accordance with the terms of the Merger Agreement requires the affirmative vote of a majority of the votes properly cast at the Akerna special meeting. The approval of the Sale Transaction and the transactions contemplated under the Purchase Agreement requires the affirmative vote of the holders of a majority of the shares of Akerna Common Stock and Akerna voting preferred stock, voting as one class, outstanding on the record date for the Akerna special meeting. The approval of the Akerna Reverse Stock Split requires the affirmative vote of the holders of a majority of shares of Akerna Common Stock and Akerna voting preferred stock, voting as one class, outstanding on the record date for the Akerna special meeting. The approval of the Akerna Authorized Share Increase requires the affirmative vote of the holders of a majority of shares of Akerna Common Stock and Akerna voting preferred stock, voting as one class, outstanding on the record date for the Akerna special meeting and the affirmative vote of the holders of a majority of the shares of Akerna Common Stock, voting as a separate class, outstanding on the record date for the Akerna special meeting. The approval of the Akerna Name Change requires the affirmative vote of the holders of a majority of shares of Akerna Common Stock and Akerna voting preferred stock, voting as one class, outstanding on the record date for the Akerna special meeting. The approval of the 2023 Plan requires the affirmative vote of a majority of the votes properly cast at the Akerna special meeting.

The adoption of the Merger Agreement and approval of the transactions contemplated in the Merger Agreement by the stockholders of Gryphon requires the affirmative vote (or written consent) by the holders of a majority of the outstanding Gryphon Shares, voting as one class on an as-converted basis.

In addition to the requirement of obtaining such securityholder approvals and appropriate regulatory approvals, including the approval of The Nasdaq Capital Market, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. One such closing condition consists of a requirement that Akerna have a minimum of $500,000 of net cash at the closing of the Merger. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 109 of this proxy statement/prospectus.

Certain Gryphon stockholders, including directors and executive officers of Gryphon, who in the aggregate own approximately            % of the outstanding Gryphon Shares, certain Akerna securityholders, including certain directors and executive officers of Akerna, who in the aggregate own or have the right to acquire approximately            % of the outstanding shares of Akerna Common Stock, and holders of the Akerna Notes who in the aggregate own or have the right to acquire voting preferred stock with voting power equivalent to % of the outstanding shares of Akerna Common Stock, are parties to support agreements or support letters with Akerna or Gryphon, as applicable. The Akerna securityholders who are a party to the support agreement with Gryphon (the “Merger Support Agreement”) and the holders of Akerna Notes who are a party to support letters with Akerna

(the “Merger Lender Support Letters”) have agreed to vote (a) in favor of the Akerna stockholder proposals set forth herein and (b) against any “acquisition proposal,” as defined in the Merger Agreement, and subject to certain exceptions, have also agreed not to transfer their shares of Akerna Common Stock or voting preferred stock.

Following the Registration Statement on Form S-4, of which this proxy statement/prospectus is a part, being declared effective by the U.S. Securities and Exchange Commission (the “SEC”) and pursuant to the conditions of the Merger Agreement, Gryphon stockholders who are party to the support agreements with Akerna have each agreed to execute an action by written consent, referred to as the written consent, in favor of the approval and adoption of the Merger Agreement, and approval of the transactions contemplated by the Merger Agreement.

Therefore, absent termination of the Merger Agreement, holders of a sufficient number of Gryphon Shares required to adopt the Merger Agreement and approve the Merger have agreed to adopt the Merger Agreement and approve the Merger, and no meeting of Gryphon stockholders to adopt the Merger Agreement and approve the Merger will be held. Nevertheless, all Gryphon stockholders will have the opportunity to elect to adopt the Merger Agreement, thereby approving the Merger and related transactions, by signing and returning to Gryphon a written consent.

For a more complete description of the closing conditions under the Merger Agreement, Akerna and Gryphon urge you to read the section titled “The Merger Agreement — Conditions to the Completion of the Merger” in this proxy statement/prospectus.

Q:     What is required to consummate the Sale Transaction?

A:     To consummate the Sale Transaction, Akerna stockholders must authorize the Sale Transaction by approving the Purchase Agreement and the transactions contemplated thereby. The approval of the Purchase Agreement and the transactions contemplated thereby requires the affirmative vote of holders of a majority of the outstanding Akerna Common Stock and preferred stock having voting power on the record date for the Akerna special meeting. In addition to the requirement of obtaining such stockholder approval and appropriate regulatory approvals, each of the other closing conditions set forth in the Purchase Agreement must be satisfied or waived.

Certain Akerna securityholders, including certain directors and executive officers of Akerna, who in the aggregate own or have the right to acquire approximately      % of the outstanding shares of Akerna Common Stock and holders of the Akerna Notes who in the aggregate own or have the right to acquire voting preferred stock with voting power equivalent to % of the outstanding shares of Akerna Common Stock, are parties to support agreements or support letters with Akerna or MJ Acquisition, as applicable. The Akerna securityholders who are a party to the support agreement with MJ Acquistion (the “Sale Transaction Support Agreement”) and the holders of Akerna Notes who are a party to support letters with Akerna (the “Sale Transaction Lender Support Letters”) have agreed to vote (a) in favor of the Akerna stockholder proposals set forth herein and (b) against any “acquisition proposal,” as defined in the Purchase Agreement, and subject to certain exceptions, have also agreed not to transfer their shares of Akerna Common Stock or voting preferred stock.

For a more complete description of the closing conditions under the Purchase Agreement, Akerna urges you to read the section titled “The Purchase Agreement — Conditions to the Completion of the Sale Transaction” beginning on page 124 in this proxy statement/prospectus.

Q:     What will stockholders and warrant holders of Gryphon receive in the Merger?

A:     Gryphon stockholders holding issued and outstanding Gryphon Shares immediately prior to the Effective Time of the Merger will receive shares of Akerna Common Stock, and warrants to purchase shares of Gryphon Common Stock (the “Gryphon Warrants”) that are outstanding and unexercised immediately prior to the Effective Time will be assumed by the combined company and become a warrant to purchase an adjusted number of shares of common stock of the combined company, at an adjusted exercise price per share but subject to the same terms and conditions as the applicable Gryphon Warrant. Following the closing of the Merger, the former Gryphon equityholders immediately before the Merger are expected to own approximately 92.5% of the outstanding equity interests of the combined company on a fully diluted basis and the securityholders of Akerna immediately before the Merger are expected to own approximately 7.5% of the outstanding equity interests of the combined company on a fully diluted basis.

For a more complete description of what Gryphon stockholders and warrant holders will receive in the Merger, please see the sections titled “The Merger Agreement — Merger Consideration” beginning on pages 107 of this proxy statement/prospectus.

Q:     Who will be the directors of the combined company following the Merger?

A:     Following the Merger, the board of directors of Gryphon Digital Mining, Inc. will be as follows:

Name	Current Principal Affiliation
Robert Chang	Gryphon Chief Executive Officer and Director
Brittany Kaiser	Gryphon Chair of the Board
Heather Cox	Gryphon Director
Steve Gutterman	Gryphon Director
Jessica Billingsley	Akerna Chief Executive Officer and Chair of the Board

Q:     Who will be the executive officers of the combined company following the Merger?

A:     Immediately following the Merger, the executive management team of the combined company is expected to be composed solely of the members of the Gryphon executive management team prior to the Merger as set forth below:

Name	Position
Robert Chang	Chief Executive Officer
Chris Ensey	Chief Technical Advisor

Q:     Will the common stock of the combined company trade on an exchange?

A:     Shares of Akerna Common Stock are currently listed on The Nasdaq Capital Market under the symbol “KERN.” Akerna will file an application to list the shares of Akerna Common Stock comprising the Merger Consideration, and to continue to list the common stock of the combined company, on Nasdaq following the consummation of the Merger and the transactions contemplated by the Merger Agreement and the Purchase Agreement. After completion of the Merger, Akerna will be renamed “Gryphon Digital Mining, Inc.” and it is expected that the common stock of the combined company will trade on The Nasdaq Capital Market under the symbol “GRYP” On           , 2023 the last trading day before the date of this proxy statement/prospectus, the closing sale price of Akerna Common Stock was $           per share.

Q:     What are the material U.S. federal income tax consequences of the Merger to Gryphon stockholders?

A:     Each of Akerna and Gryphon intends the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). In general and subject to the qualifications and limitations set forth in the section titled “The Transactions — Certain Material U.S. Federal Income Tax Consequences,” if the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material tax consequences to U.S. Holders (as defined in the section titled “The Transactions — Certain Material U.S. Federal Income Tax Consequences”) of Gryphon Shares should be as follows:

•        a Gryphon stockholder generally will not recognize gain or loss upon the exchange of Gryphon Shares for Akerna Common Stock pursuant to the Merger;

•        a Gryphon stockholder’s aggregate tax basis for the shares of Akerna Common Stock received in the Merger generally will equal the stockholder’s aggregate tax basis in the Gryphon Shares surrendered in the Merger; and

•        the holding period of the shares of Akerna Common Stock received by a Gryphon stockholder in the Merger generally will include the holding period of the Gryphon Shares surrendered in exchange therefor.

Tax matters are very complicated, and the tax consequences of the Merger to a particular Gryphon stockholder will depend on such stockholder’s circumstances. Accordingly, each Gryphon stockholder is strongly urged to consult with his, her or its tax advisor for a full understanding of the tax consequences of the Merger to that stockholder, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws. For more information, please see the section titled “The Transactions — Certain Material U.S. Federal Income Tax Consequences” beginning of page 12 of this proxy statement/prospectus.

Q:     What are the material U.S. federal income tax consequences of the Akerna Reverse Stock Split to U.S. Holders of Akerna Common Stock?

A:     An Akerna U.S. Holder (as defined below) generally should not recognize gain or loss upon the Akerna Reverse Stock Split. Please review the information in the section titled “Proposal No. 3: Approval of the Amendment to the Amended and Restated Certificate of Incorporation of Akerna Effecting the Akerna Reverse Stock Split — Tax Consequences of the Akerna Reverse Stock Split” beginning on page 154 of this proxy statement/prospectus for a more complete description of the material U.S. federal income tax consequences of the Akerna Reverse Stock Split to Akerna U.S. Holders.

The tax consequences to a Akerna U.S. Holder of the Akerna Reverse Stock Split will depend on if the Akerna Reverse Stock Split is treated as a tax deferred “recapitalization” for U.S. federal income tax purposes. If the Akerna Reverse Stock Split qualifies as a recapitalization, then an Akerna U.S. Holder generally will not recognize gain or loss on the Akerna Reverse Stock Split. In general, the aggregate tax basis of the post-split shares of Akerna Common Stock received will be equal to the aggregate tax basis of the pre-split shares of Akerna Common Stock exchanged therefor and the holding period of the post-split shares of Akerna Common Stock received will include the holding period of the pre-split shares of Akerna Common Stock exchanged. Treasury Regulations promulgated under the Code provide detailed rules for allocating the tax basis and holding period of the shares of Akerna Common Stock surrendered to the shares of Akerna Common Stock received pursuant to the Akerna Reverse Stock Split. U.S. Holders of shares of Akerna Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

The state and local tax consequences of the Akerna Reverse Stock Split may vary significantly as to each Akerna U.S. Holder depending upon the jurisdiction in which such holder resides. Each Akerna U.S. Holder should consult their tax advisors as to the specific tax consequences to them.

Q:     What are the material U.S. federal income tax consequences of the Sale Transaction to U.S. Holders of Akerna?

A:     The proceeds of the Sale Transaction will be used to pay accounts payable and Transaction expenses, and to pay down existing debt under the Akerna Notes. After these payments, any remaining proceeds will be used to fund the combined company, and such proceeds will not be distributed to Akerna stockholders. As a result, there should not be any material U.S. federal income tax consequences to Akerna U.S. Holders in relation to the Sale Transaction.

Q:     Why am I being asked to approve the Akerna Authorized Share Increase?

A:     The Akerna Board approved the proposal approving the amendment to the Akerna amended and restated certificate of incorporation effecting the Akerna Reverse Stock Split to ensure that the combined company has adequate available shares of common stock in financing ongoing operations through future equity financings, if required, so that the combined company can maintain working capital and meet its plan of operations. Currently, there are 150,000,000 shares of common stock authorized for issuance with 5,767,815 shares of common stock issued and outstanding, warrants exercisable to acquire 2,573,299 shares of common stock, and restricted stock units which vest and settle for 9,350 shares of common stock and the Akerna Notes convertible for approximately 7,608,333 shares of common stock (based on $8.3 million outstanding principal amount, 110% repayment premium and a conversion price of $1.20, which is the current conversion price for the Akerna Notes) for an aggregate total of approximately 15,958,797 shares of common stock on a fully diluted basis. Assuming a Reverse Stock Split ratio of 5 to 1 in the Akerna Reverse Stock, this would result in approximately 3,191,760 shares of common stock outstanding on a fully diluted basis immediately prior to closing of the Merger and would result in the issuance of approximately 39,365,026 shares to Gryphon’s stockholders as Merger Consideration for an aggregate total of approximately 42,556,026 shares of common stock outstanding and leaving 107,443,974 shares of common stock available for issuance. To ensure that the combined company has adequate authorized the Akerna Board is asking stockholders to increase the number of authorized shares of common stock from 150,000,000 to 300,000,000.

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Q:     Why am I being asked to approve the Akerna Reverse Stock Split?

A:     The Akerna Board approved the proposal approving the amendment to the Akerna amended and restated certificate of incorporation effecting the Akerna Reverse Stock Split primarily because in order for Nasdaq to approve the continued listing of the common stock of the combined company on The Nasdaq Capital Market following the completion of the Merger, the combined company will need to meet the initial listing standards for The Nasdaq Capital Market. One of the initial listing standards is a minimum trading price of $4.00 per share. Given the recent trading price of the Akerna Common Stock, Gryphon and Akerna anticipate that the Akerna Reverse Stock Split will be required in order to meet this standard. If Proposal No. 1 is not approved at the Akerna special meeting, the Akerna board of directors may still elect to effect the Akerna Reverse Stock Split, primarily to regain compliance with the continued listing standards of The Nasdaq Capital Market. For further details, see the section titled “Akerna Proposal No. 2: Approval of the Amendment to the Amended and Restated Certificate of Incorporation of Akerna Effecting the Akerna Reverse Stock Split.”

Q:     Why am I being asked to approve the 2023 Plan?

A:     The Akerna Board approved the proposal approving the 2023 Plan to ensure that the combined company has a comprehensive equity incentive plan in place to attract and retain qualified officers, directors, employees and consultants and to provide adequate incentive to align the goals of management of the combined company with increased stockholder value. The 2023 Plan will replace Akerna’s 2019 Long-Term Incentive Plan which is out dated and does not have sufficient shares of common stock authorized for issuance of awards thereunder to meet the needs of the combined company. The 2023 Plan modernizes the combined company’s equity incentive structure and will provide for sufficient shares to meet the combined company’s equity incentive goals.

Q:     As an Akerna stockholder, how does Akerna Board recommend that I vote?

A:     After careful consideration, Akerna Board unanimously recommends that Akerna stockholders vote:

•        “FOR” Proposal No. 1 to approve the issuance of shares of Akerna Common Stock to the holders of Gryphon Shares in accordance with the terms of the Merger Agreement and the change of control resulting from the Merger;

•        “FOR” Proposal No. 2 to approve the Purchase Agreement and the transactions contemplated thereby, including the Sale Transaction;

•        “FOR” Proposal No. 3 to approve an amendment to the amended and restated certificate of incorporation of Akerna to effect the Akerna Reverse Stock Split, at a ratio of one (1) new share for every five (5) to twenty (20) shares outstanding;

•        “FOR” Proposal No. 4 to approve an amendment to the amended and restated certificate of incorporation of Akerna to effect the Akerna Authorized Share Increase;

•        “FOR” Proposal No. 5 to approve an amendment to the amended and restated certificate of incorporation of Akerna to effect the Akerna Name Change;

•        “FOR” Proposal No. 6 to approve the 2023 Plan; and

•        “FOR” Proposal No. 7 to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 through 6.

Q:     Do persons involved in the Transactions have interests that may conflict with mine as an Akerna stockholder?

A:     Yes. In considering the recommendation of the Akerna Board with respect to issuing shares of Akerna Common Stock pursuant to the Merger Agreement, the change of control of Akerna resulting from the Merger, the Sale Transaction and the other matters to be acted upon by Akerna stockholders at the special meeting, Akerna stockholders should be aware that certain members of the Akerna Board and executive officers of Akerna have interests in the Merger that may be different from, or in addition to, interests they have as Akerna stockholders.

Akerna’s executive officers, including Jessica Billingsley, its Chief Executive Officer, who is also the Chairman of the Akerna Board, Scott Sozio, Head of Corporate Development and a director on the Akerna Board, and Dean Ditto, its Chief Financial Officer are contractually entitled to severance payments and/or change in control bonus incentive fees.

In addition, each member of the Akerna executive team and the Akerna Board is entitled to full accelerated vesting of all outstanding restricted stock units of Akerna upon a change in control, as defined in Akerna’s Equity Incentive Plan, regardless of whether s/he is terminated as a result of the transaction.

Based on the terms of her current employment agreement, Jessica Billingsley will be entitled to receive a total value of approximately $603,344 in connection with the consummation of the Merger, which includes approximately $602,400 as part of her severance payments under her employment agreement and approximately $934 in value associated with the acceleration of outstanding restricted stock units. Additionally, Ms. Billingsley will continue on the board of the combined company after the closing of the Merger and would be eligible for certain compensation as a non-employee director.

Based on his current employment terms, Dean Ditto will be entitled to receive a total value of approximately $210,733 in connection with the consummation of the Merger, which includes approximately $85,733 as part of his severance payments and benefits under his employment terms.

Under the terms of a change in control bonus incentive agreement with Akerna, Scott Sozio will be entitled to receive a total value of approximately $352,328 in connection with the consummation of the Merger, which includes approximately $350,000 as part of his change in control incentive bonus and approximately $2,328 in value associated with the acceleration of outstanding restricted stock units.

As of             , 2023, the record date for the special meeting, the directors and executive officers of Akerna owned, in the aggregate,     % of the outstanding voting shares of Akerna Common Stock and have agreed to vote in favor of the Merger and related transactions.

The Akerna Board was aware of these interests and considered them, among other matters, in the decision to approve the Merger Agreement. For more information, please see the section titled “The Transactions — Interests of the Akerna Directors and Executive Officers in the Transactions” in this proxy statement/prospectus.

Q:     What risks should I consider in deciding whether to vote in favor of the Merger Proposal and the Sale Transaction Proposal?

A:     You should carefully review the section titled “Risk Factors” beginning on page 23 of this proxy statement/prospectus, which set forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Akerna and Gryphon, as independent companies, are subject.

Q:     What stockholder presence is required for quorum at the Akerna special meeting?

A:     The presence, in person or being represented by proxy, at the Akerna special meeting of the holders of a majority of the shares of Akerna Common Stock and Akerna voting preferred stock outstanding, or equal to            shares, is necessary to constitute a quorum at the meeting for the purpose of approving the proposals.

Q:     What stockholder votes are required to approve the proposals at the Akerna special meeting?

A:     The affirmative vote of the holders of a majority of the outstanding shares of Akerna Common Stock and preferred stock, voting as one class, entitled to vote thereon is required for approval of the Sale Transaction, the Akerna Reverse Stock Split, the Akerna Authorized Share Increase, and the Akerna Name Change. The affirmative vote of a majority of the outstanding shares of Akerna Common Stock, voting as a separate class, entitled to vote thereon is required for the approval of the Akerna Authorized Share Increase. The affirmative vote of a majority of the votes properly cast at the Akerna special meeting, whether present at the special meeting or represented by proxy at the special meeting, is required for approval of the Merger, the 2023 Plan and the Adjournment Proposal.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and any broker non-votes. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the special meeting. Abstentions will be counted toward the vote totals for each proposal and will have the same effect as “AGAINST” votes. Broker non-votes will have no effect on the Merger Proposal, the proposal to approve the 2023 Plan and the Adjournment Proposal but will have the same effect as votes “AGAINST” the Sale Transaction Proposal, the Akerna Reverse Stock Split, the Akerna Authorized Share Increase and the Akerna Name Change.

As of         , 2023, the record date for the special meeting, the directors and certain executive officers of Akerna owned or controlled approximately     % of the outstanding shares of Akerna Common Stock entitled to vote at the Akerna special meeting. As of         , 2023, the record date for the special meeting, the Akerna stockholders that are party to the Merger Support Agreement with Gryphon and the Sale Transaction Support Agreement with MJ Acquistion, including the directors and certain executive officers of Akerna, owned an aggregate of shares of Akerna Common Stock representing approximately     % of the outstanding shares of Akerna Common Stock. The holders of the Akerna Notes that entered into the Merger Lender Support Letters and the Sale Transaction Lender Support Letters had the right to acquire preferred stock with voting rights equivalent to approximately     % of the outstanding shares of Akerna Common Stock on             , 2023, the record date for the special meeting. Therefore an aggregate total of approximately     % of the outstanding shares entitled to vote on the matters at the Akerna special meeting are subject to the Merger Support Agreement, the Sale Transaction Support Agreement, the Merger Lender Support Letters or the Sale Transaction Lender Support Letters.

Pursuant to the Merger Support Agreement and the Sale Transaction Support Agreement, these stockholders, including the directors and certain executive officers of Akerna, have agreed to vote all shares of Akerna Common Stock owned by them as of the record date in favor of all the proposals at the Akerna special meeting. The Merger Lender Support Letters and the Sale Transaction Lender Support Letters provide, among other things, that the holders of the Akerna Notes will vote all of the shares of Akerna capital stock held or acquired by them in favor of the all the proposals at the Akerna special meeting and against any competing acquisition proposals. The Merger Lender Support Letters and the Sale Transaction Lender Support Letters also place certain customary restrictions on the transfer of shares of Akerna capital stock held by the respective signatories thereto prior to the closing of the Merger or the Sale Transaction, respectively. The Merger Support Agreement, the Sale Transaction Support Agreement, the Merger Lender Support Letters and the Sale Transaction Lender Support Letters are discussed in greater detail in the sections titled “Agreements Related to the Merger” and “Agreements Related to the Sale Transaction” in this proxy statement/prospectus.

Q:     What do I need to do now?

A:     Akerna urges you to read this proxy statement/prospectus carefully, including the annexes attached hereto, and to consider how the Transactions affect you.

If you are an Akerna stockholder of record, you may provide your proxy instructions in one of four different ways:

•        You can attend the Akerna special meeting and vote during the special meeting.

•        You can mail your signed proxy card in the enclosed return envelope.

•        You can provide your proxy instructions via telephone by following the instructions on your proxy card.

•        You can provide your proxy instructions via the internet by following the instructions on your proxy card.

Your signed proxy card, telephonic proxy instructions, or internet proxy instructions must be received by            , 11:59 p.m. Mountain Time, to be counted.

If you hold your shares in “street name” (as described below), you may provide your proxy instructions via telephone or the internet by following the instructions on your vote instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Akerna special meeting.

Q:     What happens if I do not return a proxy card or otherwise vote or provide proxy instructions, as applicable?

A:     If you are an Akerna stockholder, the failure to return your proxy card or otherwise provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 1, 6 and 7 and will have the same effect as voting AGAINST Proposal Nos. 2, 3, 4 and 5, and your shares will not be counted for purposes of determining whether a quorum is present at the Akerna special meeting. Banks, brokers and other nominees will have discretion to vote on Proposal Nos. 2, 3 and 4.

Q:     May I attend the Akerna special meeting and vote in person?

A:     Stockholders of record as of            , 2023, will be able to attend and participate in the Akerna special meeting. To join the Akerna special meeting and vote, you will need to provide proof that you are a stockholder of record as of the record date for the special meeting or the validly appointed proxy of a stockholder of record, which proof may include your proxy card. If your shares are held in “street name,” you should contact your bank, broker or other nominee to obtain a valid proxy to vote your shares at the meeting or otherwise vote through your bank, broker or other nominee.

Q:     Where and when is the Akerna Special Meeting?

A:     The Akerna special meeting will be held on            , 2023 at            Mountain Time at            . All Akerna stockholders of record as of the record date, or their duly appointed proxies, may attend the special meeting.

Q:     Who counts the votes?

A:     Continental Stock Transfer and Trust (“CST”) will be engaged as Akerna’s independent agent to tabulate stockholder votes, which Akerna refers to as the inspector of election. If you are a stockholder of record, your executed proxy card is returned directly to CST for tabulation. If you hold your shares through a broker, your broker returns one proxy card to its intermediaries on behalf of all its clients and a global proxy card is delivered to CST for counting proxy votes at the meeting.

Q:     If my Akerna shares are held in “street name” by my broker, will my broker vote my shares for me?

A:     Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Akerna Common Stock on matters requiring discretionary authority without instructions from you. If you do not give instructions to your broker, your broker can vote your Akerna shares with respect to “discretionary,” routine items but not with respect to “non-discretionary,” non-routine items. Discretionary items are proposals considered routine on which your broker may vote shares held in “street name” in the absence of your voting instructions. The Akerna Reverse Stock Split, the Akerna Authorized Share Increase and the Akerna Name Change will be routine matters. With respect to non-routine items for which you do not give your broker instructions, your Akerna shares will be treated as broker non-votes. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:     What are broker non-votes and do they count for determining a quorum?

A:     Generally, broker non-votes occur when shares held by a broker in “street name” for a beneficial owner are not voted with respect to a particular proposal because the broker (i) has not received voting instructions from the beneficial owner and (ii) lacks discretionary voting power to vote those shares. A broker is entitled to vote shares held for a beneficial owner on routine matters without instructions from the beneficial owner of those shares. On the other hand, absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on non-routine matters.

Broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Akerna special meeting. Broker non-votes will not be treated as votes cast for or against a proposal and accordingly will not have any effect with respect to the outcome of the approval of the Merger Proposal, the approval of the 2023 Plan or the Adjournment Proposal and will have the same effect as a vote AGAINST the Sale Transaction Proposal, the Akerna Reverse Stock Split, the Akerna Authorized Share Increase and the Akerna Name Change.

Q:     May I change my vote after I have submitted a proxy or provided proxy instructions?

A:     Akerna stockholders of record, unless such stockholder’s vote is subject to a Merger Support Agreement, Sale Transaction Support Agreement, a Merger Lender Support Letter or a Sale Transaction Lender Support Letter, may change their vote at any time before their proxy is voted at the Akerna special meeting in one of four ways:

•        You may submit another properly completed proxy with a later date by mail or via the internet.

•        You can provide your proxy instructions via telephone at a later date.

•        You may send a written notice that you are revoking your proxy to Akerna Corp., 1550 Larimer Street #246, Denver, Colorado 80202, Attention: Secretary.

•        You may attend the Akerna special meeting, revoke your proxy and vote in person. Simply attending the Akerna special meeting will not, by itself, revoke your proxy.

Your signed proxy card, telephonic proxy instructions, internet proxy instructions, or written notice must be received by            , 11:59 p.m. Mountain Time, to be counted.

If an Akerna stockholder that owns Akerna shares in “street name” has instructed a broker to vote its shares of Akerna Common Stock, the stockholder must follow directions received from its broker to change those instructions.

Q:     Who is paying for this proxy solicitation?

A:     Akerna will bear the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Akerna Common Stock for the forwarding of solicitation materials to the beneficial owners of Akerna Common Stock. Akerna will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Akerna will also retain            to assist it in soliciting proxies using the means referred to above. Akerna will pay the fees of            , which Akerna expects to be approximately $            , plus reimbursement of out-of-pocket expenses.

Q:     Who can help answer my questions?

A:     If you are an Akerna stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the Merger, the Sale Transaction or any of the other proposals, including the procedures for voting your shares, you should contact:

Akerna Corp.
1550 Larimer Street #246
Denver, Colorado 80202
Attention: Secretary
Telephone: 1-888-932-6537

If you have questions about the Merger, the Sale Transaction or any of the other proposals, including the procedures for voting your shares, please contact:

Call Toll-Free:
Email:

If you are a Gryphon equityholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger, you should contact:

Gryphon Digital Mining, Inc.
5953 Mabel Road, Unit 138
Las Vegas, NV 89110
Attention: Rob Chang
Telephone: (877) 646-3374
E-mail: rob@gryphonmining.com

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Transactions and the proposals being considered at the Akerna special meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement, the Purchase Agreement and the other annexes to which you are referred in this proxy statement/prospectus. For more information, please see the section titled “Where You Can Find More Information” beginning on page 241 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed Akerna Reverse Stock Split.

The Companies

Akerna Corp.

Akerna is a leading provider of enterprise software solutions within the cannabis industry. Cannabis businesses face significant complexity due to the stringent regulations and restrictions that shift based on regional, state, and national governing bodies. As the first to market more than ten years ago, Akerna’s family of software platforms help to enable regulatory compliance and inventory management across the entire supply chain. When the legal cannabis market started to grow, Akerna identified a need for organic material tracking and regulatory compliance software as a service (SaaS) solution customized specifically for the unique needs of the industry. By providing an integrated ecosystem of applications and services that help our clients enable compliance, regulation, consumer safety and taxation, Akerna is building the technology backbone of the cannabis industry. While designed specifically for the unique needs of the cannabis market, Akerna’s solutions are adaptable for other industries requiring government regulatory oversight, or where the tracking of organic materials from seed or plant to end products is desired.

Executing upon its expansion strategy, Akerna acquire complementary cannabis brands to grow the scope of Akerna’s cannabis ecosystem. Since 2019, Akerna has integrated six new brands into the Akerna product and service offering. Akerna’s first acquisition, Solo Sciences (“Solo”), was initiated in the fall of 2019, with the full acquisition completed in July 2020. Akerna added Trellis Solutions (“Trellis”) to our portfolio on April 10, 2020 and finalized the acquisition of Ample Organics (“Ample”) and Last Call Analytics (“Last Call”) on July 7, 2020. More recently, on April 1, 2021 Akerna completed its acquisition of Viridian Sciences Inc. (“Viridian”), a cannabis business management software system built on SAP Business One, followed by the acquisition of The NAV People, Inc. d.b.a 365 Cannabis (“365 Cannabis”), a cannabis business management software system built on Microsoft Business Central, on October 1, 2021. Through its growing family of companies, Akerna provides highly versatile platforms that equip its clients with a central data management system for tracking regulated products. Akerna’s solutions also provide clients with integrated security, transparency, and scalability capabilities, all while helping maintaining compliance with their governing regulations.

In February of 2022, the Akerna Board determined to seek to engage a financial advisor to determine if Akerna should seek strategic alternatives to enhance stockholder value. In March 2022, Akerna engaged JMP Securities LLC (“JMP”) as its financial advisor and in May of 2022, Akerna announced that it was exploring strategic alternatives with the assistance of JMP. In May of 2022, Akerna also announced a corporate restructuring including a reduction in workforce and certain operating costs aimed at preserving capital.

In November of 2022, Akerna and Gryphon and Akerna and POSaBIT Systems Corporation (“POSaBIT”) entered into separate non-binding letters of intent to explore the possibility of engaging in a strategic transaction.

On January 27, 2023, Akerna entered into a purchase agreement (the “POSaBIT Purchase Agreement”) with Akerna Exchange and POSaBIT. Under the terms and subject to the satisfaction of the conditions described in the POSaBIT Purchase Agreement, including approval of the transaction by Akerna’s stockholders, Akerna agreed to sell to POSaBIT (or a subsidiary of POSaBIT) all of the membership interests in MJ Freeway and Akerna Exchange agreed to sell to POSaBIT all of the outstanding capital stock of Ample for an aggregate purchase price of $4,000,000 in cash.

Concurrently with the execution of the POSaBIT Purchase Agreement, on January 27, 2023, Akerna entered into the Merger Agreement with Gryphon and Merger Sub. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the stockholders of Akerna and Gryphon,

Merger Sub will be merged with and into Gryphon, with Gryphon surviving the Merger as a wholly owned subsidiary of Akerna. The Merger is intended to qualify as a tax-deferred reorganization for U.S. federal income tax purposes. If the Merger is completed, the business of Gryphon will become the business of the combined company as described beginning on page 199 of this proxy statement/prospectus under the caption “Gryphon’s Business.”

On April 5, 2023, Akerna terminated the POSaBIT Purchase Agreement pursuant to section 9.01(c)(iii) thereof, because the Akerna Board determined that the offer letter of Alleaves Inc., a Delaware corporation (“Alleaves”) delivered to the Akerna Board on March 17, 2023, which ultimately resulted in the Purchase Agreement with MJ Acquisition, was or was likely to result in a “Superior Offer” under the terms of the POSaBIT Purchase Agreement and therefore the Akerna Board had a fiduciary obligation to Akerna’s securityholders to terminate the POSaBIT Purchase Agreement to pursue that offer. As a result of the termination, Akerna owes POSaBIT a termination fee of $140,000 and payment of up to $60,000 in reasonable fees and expenses of POSaBIT within 10 Business Days of receipt of reasonable documentation supporting such fees and expenses.

On April 28, 2023, Akerna entered into the Purchase Agreement with Akerna Exchange and MJ Acquisition. Under the terms and subject to the satisfaction of the conditions described in the Purchase Agreement, including approval of the transaction by Akerna’s stockholders, Akerna agreed to sell to MJ Acquisition (or a subsidiary of MJ Acquisition) all of the membership interests in MJ Freeway and Akerna Exchange agreed to sell to MJ Acquisition all of the outstanding capital stock of Ample for an aggregate purchase price of $5,000,000 in cash.

Concurrently with the execution of the Purchase Agreement, on April 28, 2023, Akerna, Merger Sub and Gryphon entered into a first amendment to agreement and plan of Merger (the “Amending Agreement”) which amends the Merger Agreement to amend the definition of “MJF Purchaser” thereunder to MJ Acquisition Corp. and pursuant to which Gryphon consents to Akerna entering into the Purchase Agreement and related documents.

Our principal executive offices are located at 1550 Larimer Street #246, Denver, Colorado 80202, and our telephone number is (888) 932-6537 and our Internet website address is www.akerna.com. The information on our website is not a part of, or incorporated in, this proxy statement/prospectus.

Gryphon Digital Mining Inc.

Founded in October 2020, Gryphon is a bitcoin mining company based in Las Vegas, Nevada. Gryphon commenced its digital assets mining operations in September 2021. Gryphon’s mission is to create the world’s leading net carbon neutral bitcoin miner. Gryphon’s revenue model is to mine and hold bitcoin, and then sell only the bitcoin that is necessary to pay its operating expenses and to reinvest in operational expansion.

Gryphon’s operations encompass the following:

•        Self-Mining:    Gryphon operates approximately 7,400 bitcoin ASIC mining computers, referred to as “miners,” from Bitmain Technologies Limited (“Bitmain”) that Gryphon has installed at third-party hosted mining data centers located in New York, Georgia and North Carolina. Revenue generated by the mining of bitcoin is measured on a dollar per megawatt-hour (“MWh”) basis and is variable based on the price of Bitcoin, the measure of difficulty, transaction volume and global hash rates.

•        ESG-Led Mining:    Gryphon is an ESG-committed bitcoin miner with the mission to create the world’s largest bitcoin miner with a neutral carbon footprint. Gryphon currently uses 100% net carbon neutral energy as its power source.

Gryphon launched its mining operations in September 2021 upon the receipt of the first of 12 batches of 600 Bitmain S19j Pro Antminers. Gryphon has deployed a total of approximately 7,400 S19j Pro Antminers from Bitmain pursuant to the Bitmain Agreement (as defined below) and subsequent market purchases.

Given the significant amount of power that ASIC miners require to operate, Gryphon believes most mining companies focus completely on low-cost electricity without considering the impact of the power’s production on the climate. Gryphon’s strategy is to focus on working with power hosting partners that are committed to climate science and also can produce reliable, low-cost power. Gryphon uses 25 megawatts of space at its primary hosting facility in New York, which relies on renewable hydro energy. As it deploys additional miners, Gryphon will work exclusively with hosting partners that have committed to providing power that is 100% carbon neutral.

Gryphon is a privately-held corporation and its securities do not trade on any marketplace. The principal executive offices of Gryphon are located at 5953 Mabel Road, Unit 138, Las Vegas, NV 89110, and its telephone number is (877) 646-3374.

See “Information About Gryphon” and “Management Discussion and Analysis of Financial Condition and Results of Operations for Gryphon” for important business and financial information regarding Gryphon.

Akerna Merger Co.

Akerna Merger Co. is a Delaware corporation and a wholly-owned subsidiary of Akerna, and was formed solely for the purposes of carrying out the Merger.

MJ Acquisition Corp.

MJ Acquisition Corp. is a Delaware corporation engaged in cannabis technologies. MJ Acquisition Corp. may receive a portion of its financing for the Sale Transaction Purchase Price from Alleaves that is also involved in cannabis technologies, including integrated payments, point of sale, cultivation, delivery, production and distribution technologies. The principal executive offices of MJ Acquisition are located at 16192 Coastal Highway, Lewes, Delaware 19958 and its telephone number is 203-550-3679.

The Transactions

The Merger (see page 248)

If the Merger is completed, Merger Sub will merge with and into Gryphon, with Gryphon surviving as a wholly-owned subsidiary of Akerna. The Merger is expected to be accounted for as a reverse merger, at the time of the closing of the Merger.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each Gryphon Share outstanding immediately prior to the Effective Time will be converted into the right to receive a per share portion of the shares of Akerna Common Stock comprising the Merger Consideration (subject to adjustment to account for the proposed Akerna Reverse Stock Split), as described in more detail in the section titled “The Merger Agreement — Merger Consideration” beginning on page 107 of this proxy statement/prospectus.

Each share of Akerna Common Stock, each share of Akerna Common Stock reserved for issuance upon the exercise of each warrant to purchase Akerna Common Stock, each restricted stock unit of Akerna that settles in shares of Akerna Common Stock and each award of restricted shares of Akerna Common Stock that is issued and outstanding at the Effective Time will remain issued and outstanding, and such securities will be unaffected by the Merger.

Akerna following the Merger is referred to herein as the “combined company.” After the completion of the Merger, the combined company will change its corporate name to “Gryphon Digital Mining, Inc.” Immediately after the consummation of the Merger, Akerna equityholders as of immediately prior to the Merger are expected to own approximately 7.5% of the outstanding equity interests of the combined company on a fully diluted basis and former Gryphon equityholders are expected to own approximately 92.5% of the outstanding equity interests of the combined company on a fully diluted basis.

The closing of the Merger will occur as promptly as practicable, but in no event later than the second business day, after the last of the conditions to the Merger has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of each such conditions)), or at such other time, date and place as Akerna and Gryphon mutually agree. Akerna and Gryphon anticipate that the consummation of the Merger will occur in Akerna’s third fiscal quarter of 2023. However, because the Merger is subject to a number of conditions, neither Akerna nor Gryphon can predict exactly when the closing of the Merger will occur or if it will occur at all. The closing of the Merger and the closing of the Sale Transaction are conditioned on each other and the parties expect that, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and the Purchase Agreement, respectively, the Sale Transaction will be consummated immediately following the closing of the Merger.

Sale Transaction (see page 248)

Akerna has also entered into the Purchase Agreement with MJ Acquisition pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Purchase Agreement, Akerna will sell to MJ Acquisition all of the membership interests in MJ Freeway and Akerna Exchange will sell to MJ Acquisition all of the capital stock of Ample for an aggregate cash purchase price of $5 million, subject to adjustments.

The closing of the Sale Transaction will occur as promptly as practicable, but in no event later than the second business day, after the last of the conditions to the Sale Transaction has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Sale Transaction, but subject to the satisfaction or waiver of each such conditions), or at such other time as Akerna and MJ Acquisition agree. Akerna anticipates that the consummation of the Sale Transaction will occur in Akerna’s third fiscal quarter of 2023. However, because the Sale Transaction is subject to a number of conditions, Akerna cannot predict exactly when the closing of the Sale Transaction will occur or if it will occur at all. The closing of the Merger and the closing of the Sale Transaction are conditioned on each other and the parties expect that, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and the Purchase Agreement, respectively, the Merger will be consummated immediately following the closing of the Sale Transaction.

Akerna Reasons for the Transactions (see page 87) and Gryphon Reasons for the Merger (see page 91)

After consideration and consultation with its senior management and its financial and legal advisors, the Akerna Board unanimously determined that the Merger Agreement, the Merger and the other transactions contemplated thereby and the Purchase Agreement, the Sale Transaction and the other transactions contemplated thereby are advisable, fair to and in the best interests of Akerna and its stockholders. The Akerna Board considered various reasons to reach its determination. For example the Akerna Board considered and assessed:

•        the financial condition and prospects of Akerna and its current business and the risks associated with continued operations, including Akerna’s history of substantial losses, the need for a likely highly dilutive equity capital raise in the near term to fund ongoing operations, risks related to servicing the Akerna Notes and the potential for a default under the terms of the Akerna Notes, the current stock price of the Akerna Common Stock and overall prospects of Akerna’s current operations, the timeline for profitable operations and the costs of operating as a public company;

•        the risks and delays associated with, and uncertain value and costs to Akerna stockholders of, liquidating Akerna, including the uncertainties of continuing cash burn while debt and contingent liabilities are resolved, the likelihood that there would not be sufficient cash upon liquidation to satisfy Akerna’s debt obligations resulting in no cash available for distribution to stockholders, uncertainty of timing of release of any remaining cash until contingent liabilities are resolved, and the risks and costs associated with being a shell company prior to any such cash distribution;

•        the risks and challenges of attempting to continue to operate Akerna on a stand-alone basis, including the substantial time required and uncertainty to successfully address the ongoing losses of continued operations and the need to service the Akerna Notes and challenges in retaining staff with limited cash and projected financial losses;

•        that the Akerna Board and its financial advisor undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and merger partner candidates to identify the opportunity that would, in the Akerna Board’s view, create the most value for Akerna stockholders;

•        the Akerna Board’s belief, after a thorough review of strategic alternatives and discussions with Akerna’s senior management, financial advisors and legal counsel, that the Merger and Sale Transaction are more favorable to Akerna stockholders than the potential value that might have resulted from other strategic alternatives available to Akerna, including to operate Akerna on a stand-alone basis;

•        the Akerna Board’s belief that, as a result of arm’s length negotiations with Gryphon, Akerna and its representatives negotiated the best ratio to which Gryphon was willing to agree, and that the other terms of the Merger Agreement include the most favorable terms to Akerna in the aggregate to which Gryphon was willing to agree;

•        the Akerna Board’s belief that, as a result of arm’s length negotiations with MJ Acquisition, Akerna and its representatives negotiated the best cash purchase price to which MJ Acquisition was willing to agree, and that the other terms of the Purchase Agreement include the most favorable terms to Akerna in the aggregate to which MJ Acquisition was willing to agree;

•        the expected cash resources of the combined company and the likelihood the combined company would possess sufficient cash resources to fund future operations of the combined company;

•        Akerna’s management and its financial and legal advisors financial, regulatory, legal and technical due diligence on Gryphon’s business and operations;

•        the Akerna Board’s view, following a review with Akerna’s management of Gryphon’s current business plan, of the likelihood that the combined company would possess sufficient cash resources at the closing of the Merger to fund the business of the combined company through upcoming value inflection points;

•        the lack of prospects of and risks associated with finding other strategic candidates;

•        the ability of Akerna stockholders to participate in the growth and value creation of the combined company following the closing of the Merger by virtue of their continued ownership of Akerna Common Stock;

•        the current financial market conditions and historical market prices, volatility, and trading information for Akerna Common Stock;

•        the experience of the senior management team and board of directors of the combined company, which will consist of experienced representatives from Gryphon’s management team and board of directors and one representative from Akerna’s Board;

•        the Akerna Board’s consideration of the financial analyses of JMP, including its opinion to the Akerna Board as to the fairness, from a financial point of view and as of the date of the opinion, to Akerna of the consideration to be paid by Akerna in the Merger and the consideration to be received by Akerna in the POSaBIT Sale Transaction, as more fully described below under the caption “The Merger — Opinion of Akerna’s Financial Advisor,” beginning on page 95 in this proxy statement/prospectus; and

•        the variety of risks and other countervailing factors related to entering into the Merger Agreement and Purchase Agreement as joint transactions, including the potential effect of termination fees, the substantial expense incurred in connection with the Transactions and the risks and uncertainties associated with Gryphon’s business and various other risks.

The board of directors of Gryphon (the “Gryphon Board”) has unanimously approved the Merger Agreement, the Merger and the transactions contemplated thereby. The Gryphon Board reviewed several factors in reaching its decision and believes that the Merger Agreement, the Merger and the transactions contemplated thereby are in the best interests of Gryphon and its stockholders. Several factors considered by the Gryphon Board included:

•        the financial condition, historical results of operations and strategic objectives of Gryphon;

•        the exchange ratio to be paid by Akerna pursuant to the Merger and the related anticipated allocation of the equity interests of the combined company, on a fully diluted basis, following completion of the Merger;

•        the risks associated with structuring the Merger and the Sale Transaction as joint transactions, including the potential difficulties associated with coordinating and completing both transactions simultaneously and the risk that the Sale Transaction does not close on a timely basis or at all;

•        the terms of the Merger Agreement, the Purchase Agreement and related transaction documents, concluding the terms, in the aggregate, were reasonable;

•        the current capitalization of Akerna, including the terms of the Akerna Notes, and the ability of Akerna to simplify its capitalization prior to completion of the Merger;

•        the terms of the Exchange Agreements, the treatment of the Akerna Notes contemplated thereby and the entry by the holders of Akerna Notes into Merger Lender Support Letters;

•        the potential increased access to sources of capital and a broader range of investors to support Gryphon’s Bitcoin mining operations following consummation of the Merger and the expected continued listing of the combined company on The Nasdaq Capital Market, compared to if Gryphon continued to operate as a privately held company;

•        the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

•        the cash resources of the combined company, with $3.7 million of cash and cash equivalents on a pro forma basis as of December 31, 2022 after giving effect to the Merger, which Gryphon Board believes is sufficient to enable Gryphon to pursue its near term goals and business plans;

•        the determination that the expected relative percentage ownership of Akerna stockholders and Gryphon’s stockholders in the combined company was appropriately based, in the judgment of the Gryphon Board, on the Gryphon Board’s assessment of the approximate valuations of Akerna and Gryphon; and

•        the expectation that the Merger with Akerna would be a more time- and cost-effective means to access capital than other options considered by the Gryphon Board, including additional private financings or an initial public offering.

For a more complete description of the reasons for the Merger, please see the sections titled “The Transactions — Akerna Reasons for the Transactions” and “The Transactions — Gryphon Reasons for the Merger” beginning on pages 87 and 91, respectively, of this proxy statement/prospectus.

Opinion of Akerna’s Financial Advisor (see page 95)

JMP rendered its opinion to the Akerna Board that, as of January 26, 2023, based on and subject to the factors and assumptions set forth in the opinion, the consideration to be received by Akerna in the sale transaction under the POSaBIT Purchase Agreement (the “POSaBIT Sale Transaction”) and the consideration to be paid by Akerna in the Merger was fair, from a financial point of view, to Akerna. For a more complete description of the opinion of JMP, please see the section titled “The Merger — Opinion of Akerna’s Financial Advisor” beginning on page 91.

The full text of JMP’s written opinion sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on and scope of the review undertaken by JMP in connection with its opinion. JMP’s written opinion is attached as Annex G to this proxy statement/prospectus and is incorporated herein by reference. The summary of JMP’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of JMP’s opinion. We urge Akerna stockholders to read carefully JMP’s opinion, together with the summary thereof in this proxy statement/prospectus, in its entirety.

JMP’s opinion was directed and addressed to the Akerna Board (in its capacity as such) in connection with its consideration of the POSaBIT Sale Transaction and the Merger. JMP’s opinion did not address the underlying decision of the Akerna Board to proceed with or effect the POSaBIT Sale Transaction or the Merger or the relative merits of the POSaBIT Sale Transaction or the Merger as compared to any alternative strategy or transaction that might exist for Akerna. JMP’s opinion does not constitute a recommendation as to how the Akerna Board or any Akerna stockholder should act or vote with respect to the Merger or any other matter.

Overview of the Merger Agreement

Merger Consideration (see page 107)

At the Effective Time, each Gryphon Share that is issued and outstanding immediately prior to the Effective Time will be converted into the right to receive a number of shares of Akerna Common Stock.

The Merger Agreement does not provide for any adjustment (other than an adjustment as a result of the proposed Akerna Reverse Stock Split) to the total number of shares of Akerna Common Stock that Gryphon stockholders will be entitled to receive as part of the Merger, including for changes in the market price of Akerna Common Stock. Accordingly, the market value of the shares of Akerna Common Stock issued pursuant to the Merger will depend on the market value of the shares of Akerna Common Stock at the time the Merger closes, and could vary significantly from the market value of the shares of Akerna Common Stock on the date of this proxy statement/prospectus.

At the Effective Time, by virtue of the Merger and without any action on the part of the Akerna or the Merger Sub, Gryphon or any holder of Gryphon Shares:

•        each Gryphon Share that is issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become the right to receive the applicable per share portion of the “merger consideration” with respect to such Gryphon Share as set forth in the allocation statement to be delivered pursuant to the Merger Agreement (“merger consideration” is defined in the Merger Agreement to mean a number of shares of Akerna Common Stock equal to (a) the quotient obtained by dividing (i) the number of shares of Akerna capital stock issued and outstanding at the Effective Time on a fully diluted basis (giving effect to the exchange of all amounts outstanding under the Akerna Notes and all shares of Series C Preferred Stock for shares of common stock of the combined company pursuant to the terms of the Exchange Agreements and the Akerna Notes) (the “Akerna Fully Diluted Share Number”) by (ii) 0.075, minus (b) the Akerna Fully Diluted Share Number minus (c) the number of shares of Akerna Common Stock the Gryphon Warrants will become exercisable for upon closing of the Merger). As of the Effective Time, all such Gryphon Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder shall thereafter cease to have any rights with respect thereto, except the right to receive the consideration set forth in the Merger Agreement;

•        each outstanding Gryphon Warrant will be assumed by Akerna and become a warrant to purchase an adjusted number of shares of common stock of the combined company, at an adjusted exercise price per share but subject to the same terms and conditions as the Gryphon Warrant; and

•        each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the surviving company of the Merger.

Conditions to the Completion of the Merger (see page 109)

To consummate the Merger, Akerna stockholders must approve the Merger Proposal, the Sale Transaction Proposal, the Akerna Reverse Stock Split, the Akerna Name Change, the Akerna Authorized Share Increase and the 2023 Plan. Additionally, the Gryphon stockholders must approve the Merger and adopt the Merger Agreement and the related transactions. In addition to obtaining such securityholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived, including, among other things:

•        no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing or making illegal the consummation of the Merger or the Sale Transaction shall be in effect;

•        the Registration Statement on Form S-4, of which this proxy statement/prospectus is a part, must have become effective in accordance with the provisions of the Securities Act of 1933, as amended, and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order with respect to the registration statement that has not been withdrawn;

•        each of Akerna and Gryphon must have performed or complied in all material respects with all covenants and obligations in the Merger Agreement required to be performed or complied with by it on or before the consummation of the Merger;

•        all conditions for the closing of the Sale Transaction shall have been performed or waived in accordance with the Purchase Agreement and the Sale Transaction shall be consummated immediately after the consummation of the Merger; and

•        Nasdaq shall have approved the continued listing of the Akerna Common Stock (including the shares of Akerna Common Stock comprising the Merger Consideration pursuant to the Merger Agreement) on Nasdaq following the consummation of the Merger and the other transactions contemplated therein.

The obligation of Gryphon to close the Merger is also subject to satisfaction of certain additional conditions, including, among other things, (i) the accuracy of Akerna’s representations and warranties in the Merger Agreement and compliance by Akerna with its covenants and agreements in the Merger Agreement; (ii) no Akerna material adverse effect; (iii) compliance with the Merger Support Agreement and Merger Lender Support Letters; (iv) continued listing of the Akerna Common Stock on The Nasdaq Capital Market through the Effective Time; (v) compliance by Akerna with the Purchase Agreement; (vi) compliance with the Exchange Agreements by the holders of Akerna Notes and Akerna, termination of all agreements relating to the Akerna Notes and the release of all related encumbrances; (vii) all redemptions of Akerna preferred stock (other than the Series C Preferred Stock) being completed; (viii) the winding down of Akerna’s legacy business; (ix) completion of the Akerna Reverse Stock Split; (x) Akerna having $500,000 in cash on hand; and (xi) satisfaction of all conditions precedent to the exchange of all amounts outstanding under the Akerna Notes and all shares of Series C Preferred Stock for common stock of the combined company immediately following the completion of the Merger, pursuant to the Exchange Agreements.

No Solicitation (see page 112)

Pursuant to the Merger Agreement, Akerna has agreed that it will not, and will not permit or authorize any of its subsidiaries or their respective representatives, directly or indirectly, to:

•        solicit, initiate, endorse, knowingly encourage or facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any “Acquisition Proposal,” as defined in the Merger Agreement, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal;

•        enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal; and

•        resolve, agree or propose to do any of the foregoing; provided, that Akerna may (x) advise any person of the restrictions of the Merger Agreement; and (y) advise any person making an acquisition proposal that the Akerna Board has determined that such acquisition proposal does not constitute a “Superior Proposal” (as defined in the Merger Agreement), in each case, if, in so doing, no other information that is prohibited from being communicated under the Merger Agreement is communicated to such person.

Further, Akerna has also agreed that it will, and will cause each of its subsidiaries their respective representatives to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any person conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such person, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Acquisition Proposal or potential Acquisition Proposal, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its affiliates or representatives is a party with respect to any Acquisition Proposal or potential Acquisition Proposal, and will enforce the provisions of any such agreement, which shall include seeking any injunctive relief available to enforce such agreement (provided, that Akerna will be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Akerna Board has determined in good faith, after consultation with its outside counsel, that failure to take such action (1) would prohibit the counterparty from making an unsolicited acquisition proposal to the Akerna Board in compliance with the terms of the Merger Agreement and (2) would constitute a breach of its fiduciary duties to the Akerna stockholders under applicable law).

Termination (see page 118)

Either Akerna or Gryphon may terminate the Merger Agreement upon mutual consent. Either party may terminate the Merger Agreement: (i) if any of the representations or warranties of the other party set forth in the Merger Agreement shall not be true and correct or if the other party has failed to perform any covenant or agreement on the part of such party set forth in the Merger Agreement; (ii) the Merger is not consummated by the outside date (July 15, 2023); (iii) there is a governmental order prohibiting the Merger; or (iv) upon failure to obtain the approval of the Akerna stockholders of all of the proposals set forth in this proxy statement/prospectus. Gryphon may terminate the Merger Agreement if: (A) the Akerna Board changes its recommendation to stockholders with respect to the Merger; (B) the Akerna Board fails to reaffirm its recommendation to stockholders with respect to the Merger following a tender offer for Akerna; (C) the Akerna Board fails to reaffirm its recommendation to stockholders with respect to the Merger following a publicly announced acquisition proposal for Akerna; (D) Akerna breaches its non-solicitation covenants in the Merger Agreement; or (E) the Akerna Board resolves to do any of the above. Akerna may terminate the Merger Agreement for acceptance of a superior proposal.

Termination Fee (see page 120)

In the event that Gryphon or Akerna terminates the Merger Agreement pursuant to certain of the sections set forth above, Akerna will be required to pay Gryphon a termination fee of $275,000, less any reimbursed expenses.

Merger Support Agreements (see page 121)

Certain Gryphon stockholders, including directors and executive officers of Gryphon, are parties to Support Agreements with Akerna. Following the Registration Statement on Form S-4, of which this proxy statement/prospectus is a part, being declared effective by the SEC, and pursuant to the conditions of the Merger Agreement, Gryphon stockholders who are party to the Support Agreements have each agreed to execute an action by written consent, referred to as the written consent, in favor of the approval and adoption of the Merger Agreement, and approval of the transactions contemplated by the Merger Agreement. The Support Agreements will terminate upon certain events, including any termination of the Merger Agreement in accordance with its terms.

The Gryphon directors, officers and stockholders that are party to Support Agreements with Akerna owned approximately       % of the outstanding Gryphon Shares as of May       , 2023.

Akerna directors and officers who held shares of Akerna Common Stock as of the date of the Merger Agreement (each in their capacities as stockholders) are each party to a Merger Support Agreement with Gryphon pursuant to which, among other things, each of these stockholders agreed, solely in his or her capacity as a stockholder, to vote all of his or her shares of Akerna Common Stock (a) in favor of the Akerna stockholder proposals set forth herein and (b) against any “acquisition proposal,” as defined in the Merger Agreement, and subject to certain exceptions, have also agreed not to transfer their shares of Akerna Common Stock and voting preferred stock. The directors and officers of Akerna that are party to such Merger Support Agreement with Gryphon owned an aggregate of            outstanding shares of Akerna Common Stock, representing approximately       % of the outstanding Akerna Common Stock as of               , 2023, which is the record date for the special meeting.

Each of the holders of the Akerna Notes entered into Merger Lender Support Letters with Akerna. The holders of the Akerna Notes that entered into Merger Lender Support Letters have the right to acquire Series C Preferred Stock with voting rights equivalent to approximately       % of the outstanding shares of Akerna Common Stock on             , 2023, which is the record date for the special meeting. Therefore an aggregate total of approximately            of the outstanding shares of Akerna capital stock entitled to vote on the matters at the Akerna special meeting are subject to the Merger Support Agreement or Merger Lender Support Letters. The Merger Lender Support Letters provide, among other things, that the holders of the Akerna Notes will vote all of the shares of Akerna capital stock held or acquired by them in favor of the all the proposals at the Akerna special meeting and against any competing acquisition proposals. The Merger Lender Support Letters also place certain customary restrictions on the transfer of shares of Akerna capital stock held by the respective signatories thereto prior to the closing of the Merger.

Exchange Agreements, Akerna Notes and Series C Preferred Stock

Concurrently with the signing of the Merger Agreement, Akerna entered into the Exchange Agreements with the Akerna Note Holders.

Pursuant to the Exchange Agreements, each Akerna Note Holder agreed to exchange a certain aggregate conversion amount of the Akerna Notes no greater than the lesser of (i) the aggregate amount then outstanding under the Akerna Notes and (ii) such portion of the maximum note amount set forth in the Exchange Agreement for such Akerna Note Holder that is convertible into 19.9% of the Akerna Common Stock then outstanding into such number of shares of newly designated Series C Preferred Stock of Akerna, which will have an aggregate voting power and economic value equal to the aggregate number of shares of common stock then issuable upon conversion of such amount of Akerna Note.

The Series C Preferred Stock is non-convertible, voting preferred stock. Upon the closing of a change of control transaction, such as the Merger, the Series C Preferred Stock will be automatically redeemed pursuant to its terms for consideration of a share equivalent basis equal to the same consideration held after the consummation of the change of control transaction by a stockholder that held one share of common stock prior to the consummation of the change of control transaction (the “New Preferred Exchange Shares”). The Series C Preferred Stock can also be redeemed for cash at the option of Akerna and in limited circumstances redeemed for cash at the option of the holder.

Under the Exchange Agreements, Akerna has agreed that 50% of the gross proceeds from any subsequent placement will be used to repay the aggregate amounts then outstanding under the Akerna Notes, allocated pro rata to the Akerna Note Holders then outstanding based on the aggregate principal amount of Akerna Notes outstanding as of the time of such applicable subsequent placement (“Subsequent Placement Redemption”).

Further, Akerna has agreed that on or prior to the closing of the Merger, if any Akerna Notes are then outstanding, Akerna will consummate one or more Company Optional Redemptions (as defined in the Akerna Notes) pursuant to the terms of the Akerna Notes (as amended under the Exchange Agreements), using the lesser of (A) the difference of (I) the sum of (x) all cash then held by Akerna (or any of its subsidiaries) and (y) any cash to be paid, directly or indirectly, to Akerna (or any of its subsidiaries) in connection with the transactions contemplated by the Merger Agreement and/or the Purchase Agreement, as applicable, less (II) $500,000 and (B) an aggregate amount of cash equal to the Company Optional Redemption Price of the aggregate Conversion Amount (as defined in the Akerna Notes) of the Akerna Notes then outstanding (with each such Company Optional Redemption allocated pro rata to the Akerna Note Holders then outstanding based upon the aggregate principal amount of Akerna Notes then outstanding) (the “Cash Sweep”).

Upon closing of the Merger, the Exchange Agreements provide that if any portion of the Akerna Notes remain outstanding other than such portion of the applicable Company Optional Redemption Price of the Akerna Notes to be paid in cash pursuant to the Cash Sweep, to exchange the remaining Conversion Amount of the Notes into such aggregate number of shares of common stock of the combined company (the “New Note Exchange Shares”, together with the New Preferred Exchange Shares, the “Final Closing Exchange Shares”) equal to the quotient of (A) the applicable Company Optional Redemption Price of the remaining Conversion Amount of the Akerna Notes then outstanding divided by (B) the lower of (x) the lowest volume weighted average price of the Akerna Common Stock during the five (5) trading day period ending, and including, the trading day immediately prior to the closing and (y) the Conversion Price (as defined in the Akerna Notes) in effect as of the closing.

Provided, however, that to the extent that any issuances of Final Closing Exchange Shares to an Akerna Note Holder at the closing in accordance herewith or pursuant to the Series C Certificate of Designations, as applicable would result in such Akerna Note Holder and its other attribution parties exceeding 4.99% of the issued and outstanding shares of common stock of the combined company (a “Maximum Percentage Event”), then such Akerna Note Holder shall not be entitled to receive such aggregate number of Final Closing Exchange Shares in excess of the maximum percentage (and shall not have beneficial ownership of such Final Closing Exchange Shares (or other equivalent security) as a result of the closing (and beneficial ownership) to such extent of any such excess), such remaining portion of such Final Closing Exchange Shares that would have otherwise been issued to the Akerna Note Holder at the closing (such remaining portion of Final Closing Exchange Shares, the “Abeyance Shares”), such portion of the Akerna Note and/or shares of Series C Preferred Stock, as applicable, shall alternatively be exchanged for the right to receive such Abeyance Shares, at such time or times as its right thereto would not result in such Akerna Note Holder and the other attribution parties exceeding the maximum percentage, at which time or times, if any, such Akerna Note Holder shall be granted such remaining portion of such Abeyance Shares in accordance herewith and/or pursuant to the Series C Certificate of Designations, as applicable.

Management Following the Merger (see page 223)

Effective as of the closing of the Merger, the combined company’s executive officers are expected to be certain members of the Gryphon executive management team prior to the Merger, including:

Name	Position
Robert Chang	Chief Executive Officer
Chris Ensey	Chief Technical Advisor

Overview of the Purchase Agreement

Purchase Agreement (see page 124)

Under the Purchase Agreement and subject to the terms and conditions contained therein, MJ Acquisition will acquire all of Akerna’s rights, title and interest in and to the Membership Interests and all of Akerna Exchange’s rights, title, and interest in and to the Capital Stock as described in the Purchase Agreement for a purchase price of $5,000,000 in cash.

Conditions to the Completion of the Sale Transaction (see page 124)

To consummate the Sale Transaction, Akerna stockholders must authorize the Sale Transaction by approving the Purchase Agreement and the transactions contemplated thereby. In addition to obtaining such stockholder approval, each of the other closing conditions set forth in the Purchase Agreement must be satisfied or waived.

No Solicitation (see page 127)

Under the Purchase Agreement, Akerna may not, and may not authorize or permit any of its affiliates or any of its or their respective directors, officers, employees or other representatives to (i) directly or indirectly solicit, initiate or knowingly encourage, induce or facilitate any “acquisition proposal,” as defined in the Purchase Agreement, or any inquiry or proposal that may reasonably be expected to lead to an “acquisition proposal” or (ii) directly or indirectly participate in any discussions or negotiations with any person regarding, or furnish to any person any information with respect to, or cooperate in any way with any person (whether or not a person making an “acquisition proposal”) with respect to, any “acquisition proposal”, or any inquiry or proposal that may reasonably be expected to lead to an “acquisition proposal”. Akerna was also required to, among other things, immediately cease and cause to be terminated all existing solicitation, discussions or negotiations with any person conducted prior to entering into the Purchase Agreement with respect to any “acquisition proposal,” or any inquiry or proposal that may reasonably be expected to lead to an “acquisition proposal.”

Termination (see page 130)

Either Akerna or MJ Acquisition can terminate the Purchase Agreement under certain circumstances, which would prevent the Sale Transaction from being consummated.

Termination Fee (see page 131)

If the Purchase Agreement is terminated under certain circumstances, Akerna will be required to pay MJ Acquisition a termination fee equal to $290,000 and reimburse MJ Acquisition for up to a maximum of $60,000 in reasonable fees and expenses.

Sale Transaction Support Agreements (see page 132)

Akerna directors and officers who held shares of Akerna Common Stock as of the date of the Purchase Agreement (each in their capacities as stockholders) are each party to a Sale Transaction Support Agreement with MJ Acquistion pursuant to which, among other things, each of these stockholders agreed, solely in his or her capacity as a stockholder, to vote all of his or her shares of Akerna Common Stock (a) in favor of the Akerna stockholder proposals set forth herein and (b) against any “acquisition proposal,” as defined in the Purchase Agreement, and subject to certain exceptions, have also agreed not to transfer their shares of Akerna Common Stock and voting preferred stock. The directors and officers of Akerna that are party to such Sale Transaction Support Agreement with MJ Acquisition owned an aggregate of            outstanding shares of Akerna Common Stock, representing approximately            % of the outstanding Akerna Common Stock as of            , 2023, which is the record date for the special meeting.

Each of the holders of the Akerna Notes entered into Sale Transaction Lender Support Letters with Akerna. The holders of the Akerna Notes that entered into Sale Transaction Lender Support Letters have the right to acquire Series C Preferred Stock with voting rights equivalent to approximately           % of the outstanding shares of Akerna Common Stock on           , 2023, which is the record date for the special meeting. Therefore an aggregate total of approximately            of the outstanding shares of Akerna capital stock entitled to vote on the matters at the Akerna special meeting are subject to the Sale Transaction Support Agreement or Sale Transaction Lender Support Letters. The Merger Lender Support Letters provide, among other things, that the holders of the Akerna Notes will vote all of the shares of Akerna capital stock held or acquired by them in favor of the all the proposals at the Akerna special meeting and against any competing acquisition proposals. The Sale Transaction Lender Support Letters also place certain customary restrictions on the transfer of shares of Akerna capital stock held by the respective signatories thereto prior to the closing of the Sale Transaction.

Interests of Certain Directors, Officers and Affiliates of Akerna and Gryphon (see pages 102 and 103)

In considering the recommendation of the Akerna Board with respect to issuing shares of Akerna Common Stock pursuant to the Merger Agreement, the change of control of Akerna resulting from the Merger, the Sale Transaction and the other matters to be acted upon by Akerna stockholders at the special meeting, Akerna stockholders should be aware that certain members of the Akerna Board and executive officers of Akerna have interests in the Merger that may be different from, or in addition to, interests they have as Akerna stockholders.

Akerna’s executive officers, including Jessica Billingsley, its Chief Executive Officer, who is also the Chairman of the Akerna Board, Scott Sozio, Head of Corporate Development and a director on the Akerna Board, and Dean Ditto, its Chief Financial Officer are contractually entitled to severance payments and/or change in control bonus incentive fees.

In addition, each member of the Akerna executive team and the Akerna Board is entitled to full accelerated vesting of all outstanding restricted stock units of Akerna upon a change in control, as defined in Akerna’s Equity Incentive Plan, regardless of whether s/he is terminated as a result of the transaction.

Based on the terms of her current employment agreement, Jessica Billingsley will be entitled to receive a total value of approximately $603,334 in connection with the consummation of the Merger, which includes approximately $602,400 as part of her severance payments and benefits under her employment agreement and approximately $934 in value associated with the acceleration of outstanding restricted stock units. Additionally, Ms. Billingsley will continue on the board of the combined company after the closing of the Merger and would be eligible for certain compensation as a non-employee director.

Based on his current employment terms, Dean Ditto will be entitled to receive a total value of approximately $210,733 in connection with the consummation of the Merger, which includes approximately $85,733 as part of his severance payments and benefits under his employment terms.

Under the terms of a change in control bonus incentive agreement with Akerna, Scott Sozio will be entitled to receive a total value of approximately $352,328 in connection with the consummation of the Merger, which includes approximately $350,000 as part of his change in control incentive bonus and approximately $2,328 in value associated with the acceleration of outstanding restricted stock units.

As of May    , 2023, the directors and executive officers of Akerna owned, in the aggregate, % of the outstanding voting shares of Akerna Common Stock and have agreed to vote in favor of the Merger and related transactions.

The Akerna Board was aware of these interests and considered them, among other matters, in the decision to approve the Merger Agreement. For more information, please see the section titled “The Transactions — Interests of the Akerna Directors and Executive Officers in the Transactions” in this proxy statement/prospectus.

Regulatory Approvals

Akerna and Gryphon must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Akerna Common Stock to Gryphon’s stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus with the SEC. Akerna does not require, and consequently, does not intend to seek, any regulatory approval from antitrust authorities to consummate the transactions.

Certain Material U.S. Federal Income Tax Consequences

Certain Material U.S. Federal Income Tax Consequences of the Merger (see page 103)

Each of Akerna and Gryphon intends the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. In general and subject to the qualifications and limitations set forth in the section titled “The Transactions — Certain Material U.S. Federal Income Tax Consequences of the Transactions,” if the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material tax consequences to U.S. Holders (as defined in the section titled “The Transactions — Certain Material U.S. Federal Income Tax Consequences of the Transactions”) of Gryphon common stock will be as follows:

•        a Gryphon stockholder generally will not recognize gain or loss upon the exchange of Gryphon Shares for Akerna Common Stock pursuant to the Merger;

•        a Gryphon stockholder’s aggregate tax basis for the shares of Akerna Common Stock received in the Merger generally will equal the stockholder’s aggregate tax basis in the Gryphon Shares surrendered in the Merger; and

•        the holding period of the shares of Akerna Common Stock received by a Gryphon stockholder in the Merger generally will include the holding period of the Gryphon Shares surrendered in exchange therefor;

Tax matters are very complicated, and the tax consequences of the Merger to a particular Gryphon shareholder will depend on such shareholder’s circumstances. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws. For more information, please see the section titled “The Transactions — Certain Material U.S. Federal Income Tax Consequences” beginning of page 103 of this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Akerna Reverse Stock Split (see page 154)

An Akerna U.S. Holder (as defined below) generally should not recognize gain or loss upon the Akerna Reverse Stock Split. Please review the information in the section titled “Proposal No. 3: Approval of the Amendment to the Amended and Restated Certificate of Incorporation of Akerna Effecting the Akerna Reverse Stock Split — Tax Consequences of the Akerna Reverse Stock Split” beginning on page 154 of this proxy statement/prospectus for a more complete description of the material U.S. federal income tax consequences of the Akerna Reverse Stock Split to Akerna U.S. Holders.

The tax consequences to a Akerna U.S. Holder of the Akerna Reverse Stock Split will depend on if the Akerna Reverse Stock Split is treated as a tax deferred “recapitalization” for U.S. federal income tax purposes. If the Akerna Reverse Stock Split qualifies as a recapitalization, then an Akerna U.S. Holder generally will not recognize gain or loss on the Akerna Reverse Stock Split. In general, the aggregate tax basis of the post-split shares of Akerna Common Stock received will be equal to the aggregate tax basis of the pre-split shares of Akerna Common Stock exchanged therefor and the holding period of the post-split shares of Akerna Common Stock received will include the holding period of the pre-split shares of Akerna Common Stock exchanged. Treasury Regulations promulgated under the Code provide detailed rules for allocating the tax basis and holding period of the shares of Akerna Common Stock surrendered to the shares of Akerna Common Stock received pursuant to the Akerna Reverse Stock Split. U.S. Holders of shares of Akerna Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

The state and local tax consequences of the Akerna Reverse Stock Split may vary significantly as to each Akerna U.S. Holder depending upon the jurisdiction in which such holder resides. Each Akerna U.S. Holder should consult their tax advisors as to the specific tax consequences to them.

Material U.S. Federal Income Tax Consequences of the Sale Transaction (see page 103)

The proceeds of the Sale Transaction will be used to pay accounts payable and Transaction expenses and pay down existing debt under the Akerna Notes. After these payments, any remaining proceeds will be used to fund the combined company, and such proceeds will not be distributed to Akerna stockholders. As a result, there should not be any material U.S. federal income tax consequences to Akerna U.S. Holders in relation to the Sale Transaction.

Nasdaq Stock Market Listing (see page 106)

Akerna will file an initial listing application for the combined company common stock with Nasdaq. If such application is accepted, Akerna anticipates that the common stock of the combined company will be listed on The Nasdaq Capital Market following the closing of the Merger under the trading symbol “        .”

Anticipated Accounting Treatment (see page 106)

The Merger will be accounted for as a reverse acquisition in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Under this method of accounting, Gryphon will be deemed to be the accounting acquirer for financial reporting purposes. As a result of the Merger, the net assets of Akerna will be recorded at their acquisition-date fair value in the financial statements of Gryphon and the reported operating results prior to the Merger will be those of Gryphon.

Appraisal Rights and Dissenters’ Rights (see page 106)

Under the Delaware General Corporation Law (“DGCL”), Akerna stockholders are not entitled to appraisal rights in connection with the Merger.

Gryphon stockholders who hold voting common stock are entitled to appraisal rights in connection with the Merger under Delaware law. For more information about such rights, see the provisions of DGCL attached hereto as Annex H, and the section titled “The Transactions — Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus.

Comparison of Rights of Holders of Shares (see page 231)

Akerna is incorporated under the laws of the State of Delaware and Gryphon is incorporated under the laws of the State of Delaware. Accordingly, the rights of Akerna stockholders and Gryphon stockholders are governed by the DGCL. As a result of the Merger, Gryphon stockholders who receive shares of Akerna Common Stock will become Akerna stockholders; their rights as stockholders will be governed by the DGCL and the Akerna organizational documents and will have different rights as holders of Akerna Common Stock than they had as holders of Gryphon Common Stock or Gryphon Preferred Stock. The differences between the rights of these respective holders result from the differences between the respective governing documents of Gryphon and Akerna, as the same may be amended in connection with the Merger. For additional information, see the section titled “Comparison of Rights of Holders of Akerna Capital Stock and Gryphon Share Capital” beginning on page 231 of this proxy statement/prospectus.

Risk Factors (see page 23)

Both Akerna and Gryphon are subject to various risks associated with their businesses and their industries. In addition, the Transactions, including the possibility that the Transactions may not be completed, poses a number of risks to each company and its respective stockholders. These risks include the following:

Risks Related to the Merger:

•        Neither Akerna nor Gryphon can be sure if or when the Merger will be completed.

•        The market value of Gryphon may be difficult to determine, the market value of Akerna and Gryphon may change between the date of this proxy statement/prospectus and the date that the Merger is completed and the fairness opinion obtained by Akerna will not reflect subsequent changes.

•        The percentage ownership of the combined company as determined in the Merger Agreement is not adjustable based on the market price of Akerna Common Stock, so the Merger Consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed.

•        Failure to complete the Merger may result in Akerna paying a termination fee to Gryphon and could significantly harm the market price of the Akerna Common Stock and negatively affect Akerna’s future business and operations.

•        The closing of the Merger is subject to approval by the Akerna stockholders and the Gryphon stockholders. Failure to obtain these approvals would prevent the closing of the Merger.

•        The Merger may be completed even though certain events occur prior to the closing that materially and adversely affect Akerna or Gryphon.

•        Certain officer and directors of Akerna and Gryphon have interests in the Merger that are different from Akerna and Gryphon stockholders.

•        The market price of the combined company’s common stock following the Merger may decline as a result of the Merger.

•        Akerna stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with or following the Merger.

•        Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

•        Because the lack of a public market for the Gryphon Shares makes it difficult to evaluate their value, the stockholders of Gryphon may receive shares of Akerna Common Stock in the Merger that have a value that is less than, or greater than, the fair market value of the Gryphon Shares.

•        If the conditions to the Merger are not met, the Merger will not occur.

•        Litigation relating to the Merger could require Akerna or Gryphon to incur significant costs and suffer management distraction, and could delay or enjoin the Merger.

•        If the Merger is not completed, the Akerna Board may decide to pursue a dissolution and liquidation of Akerna. In such an event, the amount of cash available for distribution to its stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

•        The combined company’s ability to use net operating loss carryforwards and certain tax credit carryforwards may be subject to limitation in connection with the Merger and other ownership changes.

•        Following the completion of the Merger, the combined company may issue additional securities.

Risks Related to the Exchange Agreements

•        The exchange of the Akerna Notes for Series C Preferred Stock is contingent upon Akerna completing a $500,000 equity raise prior to such exchange date. If Akerna is unable to raise the $500,000, then the Akerna Note Holders would not be required to exchange into the Series C Preferred Stock and we may be unable to complete the Merger.

•        The exchange of the Akerna Notes in Series C Preferred Stock and the exchange of any remaining Akerna Notes into shares of common stock of the combined company will significantly dilute current Akerna stockholders and diminish the pro rata portion of the 7.5% of the combined company to be held by Akerna stockholders.

Risks Related to the Proposed Sale Transaction

•        While the Sale Transaction is pending, it creates unknown impacts on Akerna’s future which could materially and adversely affect Akerna business, financial condition and results of operations.

•        The failure to consummate the Sale Transaction may materially and adversely affect Akerna’s business, financial condition and results of operations.

•        Certain provisions of the Purchase Agreement may discourage third parties from submitting alternative proposals for the subsidiaries and assets being sold, including proposals that may be superior to the arrangements contemplated by the Purchase Agreement.

•        The closing of the Merger is conditioned on the consummation of the Sale Transaction.

•        A Superior Offer under the Purchase Agreements or a Superior Proposal under the Merger Agreement could result in either or both of the Merger and the Sale Transaction being significantly delayed or not being consummated at all.

•        There could be litigation surrounding our termination of the POSaBIT Purchase Agreement which could delay closing of the Merger and Sale Transaction or otherwise result in the combined company owing damages for breach of the POSaBIT Purchase Agreement which could impact the combined company’s financial condition.

Risks Related to Akerna

Risks Related to Our Financial Condition and Operating History

•        There is substantial doubt about our ability to continue as a going concern.

•        We have a history of losses, expect to continue to incur losses in the near term and may not achieve or sustain profitability in the future.

•        We have a relatively short operating history, which makes it difficult to evaluate our business and future prospects.

•        Our long-term results of operations are difficult to predict and depend on the commercial success of our clients, the continued growth of the cannabis industry generally, and the regulatory environment within which the cannabis industry operates.

•        Direct and indirect consequences of the COVID-19 pandemic may have material adverse consequences.

Risks Related to the Cannabis Industry

•        As a company whose clients operate in the cannabis industry, we face many unique and evolving risks.

•        Marijuana remains illegal under U.S. federal law

•        Uncertainty of federal enforcement

•        We could become subject to racketeering laws

•        Banking regulations could limit access to banking services and expose us to risk

•        Dividends and distributions could be prevented if our receipt of payments from clients is deemed to be proceeds of crime

•        Further legislative development beneficial to our operations is not guaranteed

•        The cannabis industry could face strong opposition from other industries

•        The legality of marijuana could be reversed in one or more states

•        Changing legislation and evolving interpretations of the law

•        Dependence on client licensing

•        Insurance risks

•        Bankruptcy risks

•        The cannabis industry is an evolving industry and we must anticipate and respond to changes.

Risks Related to Our Business

•        A significant portion of our business is from government contracts, which present certain unique risks.

•        Our operations may be adversely affected by disruptions to our information technology, or IT, systems, including disruptions from cybersecurity breaches of our IT infrastructure.

•        Privacy regulation is an evolving area and compliance with applicable privacy regulations may increase our operating costs or adversely impact our ability to service our clients and market our products and services.

•        We rely on third parties for certain services made available to users of our platforms, which could limit our control over the quality of the user experience and our cost of providing services.

•        Acquisitions and integration issues may expose us to risks.

•        To grow and be successful, we need to attract and retain qualified personnel.

•        We are smaller and less diversified than many of our potential competitors.

•        Our business and stock price may suffer as a result of our limited public company operating experience and if securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our common stock in an adverse manner, the price and trading volume of our common stock could decline.

Risks Related to Intellectual Property

•        Protecting and defending against intellectual property claims may have a material adverse effect on our business.

•        Our success depends in part upon our ability to protect our core technology and intellectual property.

•        Others may assert intellectual property infringement claims against us.

Risks Related to Our Charter Documents

•        Anti-takeover provisions contained in Akerna’s amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt and limit the price investors might be willing to pay in the future for our common stock and could entrench management.

•        create a staggered Board of Directors making it more difficult for stockholders to remove a majority of the Board of Directors and take control;

•        grant the Board of Directors the ability to designate the terms of and issue new series of preferred shares, which can be created and issued by the Board of Directors without prior stockholder approval, with rights senior to those of the common stock; and

•        impose limitations on our stockholders’ ability to call special stockholders’ meetings.

•        Our corporate opportunity provisions in Akerna’s amended and restated certificate of incorporation could enable management to benefit from corporate opportunities that might otherwise be available to us.

•        Akerna’s amended and restated certificate of incorporation provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Risks Related to the Akerna Notes

•        The issuance of shares of our common stock pursuant to the Akerna Notes may result in significant dilution to our stockholders.

•        Our obligations to the Akerna Note Holders are secured by a security interest in substantially all of our assets, if we default on those obligations, the Akerna Note Holders could foreclose on our assets.

•        The Akerna Note Holders have certain additional rights upon an event of default under such Akerna Notes, which could harm our business, financial condition, and results of operations and could require us to reduce or cease our operations.

Risks Related to Akerna Common Stock

•        If Akerna’s Common Stock is delisted from Nasdaq, the liquidity and price of Akerna’s Common Stock could decrease and Akerna’s ability to obtain financing could be impaired.

•        We may seek to raise additional funds, finance acquisitions, or develop strategic relationships by issuing securities that would dilute investors’ ownership. Depending on the terms available to us, if these activities result in significant dilution, it may negatively impact the trading price of shares of Akerna Common Stock.

•        Warrants are exercisable for Akerna Common Stock, which could increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

•        Certain of our warrants are accounted for as a derivative liability and are recorded at fair value upon issuance with any changes in fair value each period reported in our statement of operations, which may have an adverse effect on the market price of our securities.

•        If we do not maintain a current and effective prospectus relating to the common stock issuable upon exercise of the warrants, public holders will only be able to exercise such warrants on a “cashless basis.”

•        Provisions of the warrants could discourage an acquisition of us by a third party.

•        We may face additional risks, including regulatory, litigation, stockholder or other actions and negative impacts on our stock price, as a result of the material weakness in our internal control over financial reporting and revisions to our financial statements.

•        The market price of Akerna Common Stock is particularly volatile given our status as a relatively new public company with a generally small and thinly traded public float, which could lead to wide fluctuations in our share price. Stockholders may be unable to sell their shares of Akerna Common Stock at or above their purchase price, which may result in substantial losses to them.

•        The market price of Akerna Common Stock is still likely to be highly volatile and subject to wide fluctuations, and stockholders may be unable to resell shares of common stock at or above the price at which they are acquired.

•        We have not paid dividends in the past and do not expect to pay dividends for the foreseeable future, and any return on investment may be limited to potential future appreciation in the value of Akerna Common Stock.

General Risks

•        Any failure to maintain effective disclosure controls and procedures and internal control over our financial reporting could materially adversely affect us.

•        Failure to remediate material weaknesses in internal controls over financial reporting could result in material misstatements in our financial statements.

•        The requirements of being a public company may strain our resources and divert management’s attention.

•        We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our shares of common stock less attractive to investors.

•        Our operations could be adversely affected by events outside of our control, such as natural disasters, wars, or health epidemics.

•        Proposed legislation in the U.S. Congress, including changes in U.S. tax law, and the recently enacted Inflation Reduction Act of 2022, may adversely impact us and the value of our common stock.

Risks Related to Gryphon

Risks Related to the Price of Bitcoin

•        Gryphon’s future success will depend upon the value of Bitcoin; the value of Bitcoin may be subject to pricing risk and has historically been subject to wide swings.

•        The lack of regulation of digital asset exchanges which Bitcoin, and other cryptocurrencies, are traded on, may expose Gryphon to the effects of negative publicity resulting from fraudulent actors in the cryptocurrency space, and can adversely affect an investment in Gryphon.

•        The Bitcoin market is exposed to financially troubled cryptocurrency-based companies.

•        There is a lack of liquid markets for, and possible manipulation of, blockchain/cryptocurrency-based assets.

•        Acceptance and/or widespread use of Bitcoin are uncertain.

•        The bitcoin reward for successfully uncovering a block will halve several times in the future and Bitcoin value may not adjust to compensate Gryphon for the reduction in the rewards Gryphon receives from its mining efforts.

•        Cryptocurrencies, including Bitcoin, face significant scaling obstacles that can lead to high fees or slow transaction settlement times.

•        Transaction fees may decrease demand for Bitcoin and prevent expansion that could adversely impact an investment in Gryphon.

•        The price of Bitcoin may be affected by the sale of Bitcoin by other vehicles investing in Bitcoin or tracking Bitcoin markets.

•        The development of other cryptocurrencies and/or digital currencies may adversely affect the value of Bitcoin.

•        If a malicious actor or botnet obtains control in excess of 50% of the processing power active on any digital asset network, including the Bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that adversely affects an investment in Gryphon.

•        The decentralized nature of cryptocurrency systems may lead to slow or inadequate responses to crises, which may negatively affect Gryphon’s business.

•        The impact of geopolitical and economic events on the supply and demand for Bitcoin is uncertain.

•        Gryphon faces risks of Internet disruptions, which could have an adverse effect on the price of Bitcoin.

Risks Related to Operations

•        Gryphon is an early-stage company and has a limited history of generating profits.

•        Gryphon may be unable to access sufficient additional capital to fund its operations or for future strategic growth initiatives.

•        Gryphon has a substantial amount of debt and significant debt service obligations.

•        Any valuation at this stage is difficult to assess.

•        If the bitcoin reward for solving blocks and transaction fees is not sufficiently high, Gryphon may not have an adequate incentive to continue mining and may cease mining operations, which will likely lead to Gryphon’s failure to achieve profitability.

•        Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of mining machines and have a negative environmental impact. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as Gryphon’s.

•        Gryphon’s bitcoin may be subject to loss, theft or restriction on access.

•        Incorrect or fraudulent cryptocurrency transactions may be irreversible.

•        Gryphon may be affected by price fluctuations in the wholesale and retail power markets.

•        If Gryphon is unable to secure power supply at prices or on terms acceptable to it, a material adverse effect on Gryphon’s business, prospects, financial condition, and operating results would occur.

•        Gryphon’s business is dependent on a small number of digital asset mining equipment suppliers.

•        Mining machines rely on components and raw materials that may be subject to price fluctuations or shortages, including ASIC chips that have been subject to an ongoing significant shortage.

•        Gryphon’s reliance primarily on a single model of miner may subject its operations to increased risk of design flaws.

•        There are risks related to technological obsolescence, the vulnerability of the global supply chain to Bitcoin hardware disruption, and difficulty in obtaining new hardware, which may have a negative effect on Gryphon’s business.

•        Gryphon’s use of third-party mining pools exposes it to additional risks.

•        Gryphon relies on hosting arrangements to conduct its business, and the availability of such hosting arrangements is uncertain and competitive and may be affected by changes in regulation in one or more countries.

•        The mining data centers at which Gryphon maintains its mining equipment may experience damages, including damages that are not covered by insurance.

•        Gryphon may not be able to compete with other companies, some of whom have greater resources and experience.

•        Gryphon’s operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in Bitcoin.

•        The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.

•        Gryphon may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect Gryphon’s business.

•        There is a possibility of Bitcoin mining algorithms transitioning to proof of stake validation and other mining related risks, which could make Gryphon less competitive and ultimately adversely affect Gryphon’s business.

•        Gryphon may not be able to realize the benefits of forks. Forks in a digital asset network may occur in the future which may affect the value of bitcoin held by Gryphon.

•        Gryphon’s business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

•        The impacts of climate change may result in additional costs or risks.

Risks Related to Governmental Regulation and Enforcement

•        As cryptocurrencies may be determined to be investment securities, Gryphon may inadvertently violate the Investment Company Act of 1940 and incur large losses as a result and potentially be required to register as an investment company or terminate operations and Gryphon may incur third-party liabilities.

•        If regulatory changes or interpretations of Gryphon’s activities require its registration as a money services business under the regulations promulgated by The Financial Crimes Enforcement Network under the authority of the U.S. Bank Secrecy Act, Gryphon may be required to register and comply with such regulations. If regulatory changes or interpretations of Gryphon’s activities require the licensing or other registration of Gryphon as a money transmitter (or equivalent designation) under state law in any state in which Gryphon operates, Gryphon may be required to seek licensure or otherwise register and comply with such state law. In the event of any such requirement, to the extent Gryphon decides to continue, the required registrations, licensure and regulatory compliance steps may result in extraordinary, non-recurring expenses to Gryphon. Gryphon may also decide to cease its operations. Any termination of certain operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors.

•        There is no one unifying principle governing the regulatory status of cryptocurrency nor whether cryptocurrency is a security in each context in which it is viewed. Regulatory changes or actions in one or more countries may alter the nature of an investment in Gryphon or restrict the use of digital assets, such as cryptocurrencies, in a manner that adversely affects Gryphon’s business, prospects or operations.

•        Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in Bitcoin-related activities or that accept bitcoin as payment, including financial institutions of investors in Gryphon’s common stock.

•        It may be illegal now, or in the future, to acquire, own, hold, sell or use bitcoin, ether, or other cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which would adversely affect Gryphon.

•        Gryphon’s interactions with a blockchain may expose Gryphon to specially designated nationals or blocked persons or cause Gryphon to violate provisions of law that did not contemplate distributed ledger technology.

•        Since there has been limited precedent set for financial accounting or taxation of digital assets other than digital securities, it is unclear how Gryphon will be required to account for digital asset transactions and the taxation of Gryphon’s businesses.

Risks Related to the Combined Company

•        If any of the events described in “Risks Related to Akerna” or “Risks Related to Gryphon” occur, those events could cause potential benefits of the Merger not to be realized.

•        There has been no prior public market for Gryphon’s common stock, the stock price of the combined company’s common stock may be volatile or may decline regardless of its operating performance and you may not be able to resell your shares at or above the purchase price.

•        The combined company will continue to incur increased costs as a result of operating as a public company, and its management team will be required to devote substantial time to new compliance initiatives.

•        The combined company’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of the combined company’s common stock.

•        The combined company’s operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause the combined company’s stock price to fluctuate or decline.

•        After the Merger, the combined company’s executive officers, directors and principal stockholders, if they choose to act together, will continue to control or significantly influence all matters submitted to stockholders for approval.

•        Sales of a substantial number of shares of the combined company’s common stock by the combined company’s stockholders in the public market could cause the combined company’s stock price to fall.

•        Delaware law and provisions in the combined company’s amended and restated certificate of incorporation and bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of the combined company’s common stock.

•        The combined company’s amended and restated bylaws designate a state or federal court located within the state of Delaware as the exclusive forum for substantially all disputes between the combined company and its stockholders, which could limit the combined company’s stockholders’ ability to choose the judicial forum for disputes with the combined company or its directors, officers or employees.

•        To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

•        Future sales and issuances of the combined company’s common stock or rights to purchase common stock, including pursuant to the combined company’s equity incentive plans, could result in dilution of the percentage ownership of its stockholders and could cause the combined company’s stock price to fall.

•        Gryphon does not currently intend to pay dividends on the combined company’s common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of the combined company’s common stock.

•        If the Merger does not qualify as a “reorganization” for U.S. federal income tax purposes, U.S. Holders of Gryphon common stock will be required to recognize gain or loss for U.S. federal income tax purposes upon the exchange of their Gryphon common stock for the combined company’s common stock in the Merger.

•        The historical financial information of Akerna and Gryphon presented herein may not be representative of their respective results or financial condition if they had been operated as a combined company, and as a result may not be representative of the combined company’s results or financial condition after the Merger.

•        The unaudited pro forma condensed combined financial information presented herein may not be representative of the combined company’s results after the Merger.

•        Failure by the combined company to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq and may prevent the closing of the Merger.

•        The Merger will result in changes to Akerna’s board of directors and the combined company may pursue different strategies than either Akerna or Gryphon may have pursued independently.

•        Following the Merger, the combined company may be unable to realize the anticipated benefits of the Merger.

•        The combined company’s management will be required to devote a substantial amount of time to comply with public company regulations.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 23 of this proxy statement/prospectus. Akerna and Gryphon, both encourage you to read and consider all of these risks carefully.

Market Price and Dividend Information

The closing price of Akerna Common Stock on January 26, 2023, the last trading day prior to the public announcement of the Merger, was $1.78 per share, and the closing price of Akerna Common Stock on May       , 2023 was $             per share, in each case as reported on The Nasdaq Capital Market. As of May       , 2023, which is the record date for the special meeting, there were approximately          holders of record of Akerna Common Stock.

Because the market price of Akerna Common Stock is subject to fluctuation, the market value of the shares of Akerna Common Stock that Gryphon stockholders will be entitled to receive in the Merger may increase or decrease.

Gryphon is a private company, and the Gryphon Common Stock and the Gryphon Preferred Stock are not publicly traded.

Dividends

Akerna has never declared or paid cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. Gryphon has never paid or declared any cash dividends on its share capital. Gryphon intends to retain all available funds and any future earnings for use in the operation of its business and does not anticipate paying any cash dividends on its share capital in the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined company’s board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the combined company’s board of directors deems relevant.

RISK FACTORS

The combined company (for the purpose of this “Risk Factors” section, “we,” “us” and “our”) will be faced with a market environment that cannot be predicted and that involves significant risks and uncertainties, many of which will be beyond our control. You should carefully consider all of the information set forth in this proxy statement/prospectus. The combined company’s business, financial condition and results of operations could be materially and adversely affected by any of these risks. In that event, the trading price its common stock would likely decline and you might lose all or part of your investment. In addition to the other information contained in this proxy statement/ prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of Akerna Common Stock. You should also read and consider the other information in this proxy statement/prospectus and additional information about Akerna set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which is filed with the SEC. Please see the section titled “Where You Can Find More Information” beginning on page 240 of this proxy statement / prospectus for further information. This proxy statement/prospectus also contains forward-looking statements that involve risks and uncertainties. The combined company’s results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this proxy statement/prospectus and Akerna’s other SEC filings. See also “Cautionary Statement Concerning Forward-Looking Statements” on page 74 of this proxy statement / prospectus.

Risks Related to the Merger

Neither Akerna nor Gryphon can be sure if or when the Merger will be completed.

The consummation of the Merger is subject to the satisfaction or waiver of various conditions, including the authorization of the Merger by Gryphon’s stockholders and the approval of the proposals described in this proxy statement / prospectus by Akerna’s stockholders. Neither Akerna nor Gryphon can guarantee that the closing conditions set forth in the Merger Agreement will be satisfied. If Akerna is unable to satisfy the closing conditions in Gryphon’s favor or if other mutual closing conditions are not satisfied, Gryphon will not be obligated to complete the Merger. Under certain circumstances, Akerna would be required to pay Gryphon a termination fee of $275,000 less any reimbursed expenses.

If the Merger is not completed, the Akerna Board, in discharging its fiduciary obligations to Akerna stockholders, will evaluate other strategic alternatives or financing options that may be available, which alternatives may not be as favorable to Akerna stockholders as the Merger. Any future sale or merger, financing or other transaction may be subject to further stockholder approval. Akerna may also be unable to find, evaluate or complete other strategic alternatives, which may have a materially adverse effect Akerna’s business.

Akerna’s and Gryphon’s efforts to complete the Merger could cause substantial disruptions in, and create uncertainty surrounding, their respective businesses, which may materially adversely affect their results of operation and businesses. Uncertainty as to whether the Merger will be completed may affect Akerna’s and Gryphon’s ability to retain and motivate existing employees. A substantial amount of Akerna’s and Gryphon’s management’s and employees’ attention is being directed toward the completion of the Merger and Sale Transaction and thus is being diverted from their respective day-to-day operations. Uncertainty as to Akerna’s and Gryphon’s future could adversely affect their respective business and relationship with customers, collaborators, suppliers, vendors, regulators and other business partners. For example, customers, vendors, collaborators and other counterparties may defer decisions concerning working with Akerna or Gryphon, or seek to change existing business relationships with Akerna or Gryphon. Changes to, or termination of, existing business relationships could adversely affect Akerna’s results of operations and financial condition, as well as the market price of Akerna Common Stock. The adverse effects of the pendency of the Transactions could be exacerbated by any delays in completion of the Transactions or termination of the Merger Agreement and/or Purchase Agreement.

Until the Merger is completed, the Merger Agreement restricts Gryphon and Akerna from taking specified actions without the consent of the other party, and requires them to operate in the ordinary course of business consistent with past practice. These restrictions may prevent Gryphon and Akerna from making appropriate changes to their respective businesses or pursuing attractive business opportunities that may arise prior to the completion of the Merger.

The market value of Gryphon may be difficult to determine, the market value of Akerna and Gryphon may change between the date of this proxy statement / prospectus and the date that the Merger is completed and the fairness opinion obtained by Akerna will not reflect subsequent changes.

The Akerna Board obtained an opinion of JMP to address the fairness of the consideration to be received by Akerna in the POSaBIT Sale Transaction and the consideration to be paid by Akerna in the Merger, from a financial point of view, to Akerna as of January 26, 2023. Subsequent changes in the operation and prospects of Akerna or Gryphon, general market and economic conditions and other factors that may be beyond the control of Akerna or Gryphon, and on which JMP’s opinion was based, may significantly alter the value of Gryphon or Akerna, or the price of the shares of Akerna Common Stock, by the time the Merger is completed. Because Akerna does not anticipate asking JMP to update its opinion, the opinion will not address the fairness of the consideration from a financial point of view as of any other date other than the date of such opinion. For a description of the opinion that Akerna obtained from JMP, please refer to “The Merger — Opinion of Akerna’s Financial Advisor” beginning on page 95.

The percentage ownership of the combined company as determined in the Merger Agreement is not adjustable based on the market price of Akerna Common Stock, so the Merger Consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed.

The Merger Agreement has set ownership percentage for the combined company based on the fully diluted capitalization of the parties as of the closing of the Merger, taking into account Gryphon’s outstanding warrants and Akerna’s outstanding warrants, restricted stock units, exchangeable shares, convertible notes, preferred stock and restricted stock awards, and subject to adjustment for the Akerna Reverse Stock Split to be implemented prior to the consummation of the Merger.

Any changes in the market price of Akerna Common Stock before the completion of the Merger will not affect the number of shares of Akerna Common Stock issuable to Gryphon’s securityholders pursuant to the Merger Agreement. Therefore, if before the completion of the Merger the market price of the Akerna Common Stock increases from the market price of the Akerna Common Stock on the date of the Merger Agreement, then Gryphon’s securityholders could receive Merger Consideration with substantially greater value than the value of such Merger Consideration on the date of the Merger Agreement. Similarly, if before the completion of the Merger the market price of the Akerna Common Stock declines from the market price on the date of the Merger Agreement, then Gryphon’s securityholders could receive Merger Consideration with substantially lower value than the value of such Merger Consideration on the date of the Merger Agreement. Because the ownership percentage does not adjust as a result of changes in the market price of the Akerna Common Stock, for each one percentage point change in the market price of the Akerna Common Stock, there is a corresponding one percentage point rise or decline, respectively, in the value of the total Merger Consideration payable to Gryphon’s securityholders pursuant to the Merger Agreement.

Failure to complete the Merger may result in Akerna paying a termination fee to Gryphon and could significantly harm the market price of the Akerna Common Stock and negatively affect Akerna’s future business and operations.

If the Merger is not completed and the Merger Agreement is terminated under certain circumstances, Akerna may be required to pay Gryphon a termination fee of $275,000 less any reimbursed expenses. Even if a termination fee is not payable in connection with a termination of the Merger Agreement, Akerna will have incurred significant fees and expenses, which must be paid whether or not the Merger is completed. Further, if the Merger is not completed, it could significantly harm the market price of the Akerna Common Stock.

In addition, if the Merger Agreement is terminated and Akerna determines to seek another business combination, there can be no assurance that Akerna will be able to find a partner and close an alternative transaction on terms that are as favorable as or more favorable to Akerna than the terms set forth in the Merger Agreement.

The closing of the Merger is subject to approval by Akerna stockholders and the Gryphon stockholders. Failure to obtain these approvals would prevent the closing of the Merger.

The closing of the Merger is subject to certain approvals by the Akerna stockholders and the Gryphon stockholders. Failure to obtain the required stockholder approvals may result in a material delay in, or the abandonment of, the Merger. Any delay in completing the Merger may materially adversely affect the timing and benefits that are expected to be achieved from the Merger.

The Merger may be completed even though certain events occur prior to the closing that materially and adversely affect Akerna or Gryphon.

The Merger Agreement provides that either Akerna or Gryphon can refuse to complete the Merger if there is a material adverse change affecting the other party between January 27, 2023, the date of the Merger Agreement, and the closing of the Merger. However, certain types of changes do not permit either party to refuse to complete the Merger, even if such change could be said to have a material adverse effect on Akerna or Gryphon, including, but not limited to:

•        any change in applicable laws (including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, directive, guidelines or recommendations by any governmental entity in each case in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act) or United States generally accepted accounting principles or any official interpretation thereof after the date of the Merger Agreement;

•        changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, or any change generally affecting the economy or the industry in which the party operates;

•        the announcement or the execution of the Merger Agreement, the pendency or consummation of the Merger or the performance of the Merger Agreement, the ancillary documents thereto and the Transactions, including the impact thereof on the relationships, contractual or otherwise, of any such party, with customers, suppliers, licensors, distributors, partners, providers and employees;

•        the compliance with the express terms of the Merger Agreement, the ancillary documents thereto and the Transactions or the taking of any action expressly required by the Merger Agreement, the ancillary documents thereto and the Transaction;

•        any strike, embargo, labor disturbance, riot, protests, cyberterrorism event, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire, meteorological event or other natural disaster, act of God or other force majeure event or any epidemic, disease, outbreak or pandemic (including COVID-19);

•        any national or international political or social conditions in countries in which, or in the proximate geographic region of which, any such party operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel; and

•        any failure of such party, taken as a whole, to meet any projections, forecasts or budgets (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded).

Certain officer and directors of Akerna and Gryphon have interests in the Merger that are different from Akerna and Gryphon stockholders.

Some of Akerna’s and Gryphon’s officers and directors have interests in the Merger that are different from Akerna and Gryphon’s respective stockholders and that may influence them to support or approve the Merger without regard to the interests of Akerna and Gryphon’s respective stockholders.

Certain officers and directors of Akerna and Gryphon participate in arrangements that provide them with interests in the Merger that are different from the interests of Akerna and Gryphon’s respective stockholders, including, among others, the continued service as an officer or director of the combined company, severance benefits, transaction bonuses, the acceleration of stock option and restricted stock unit vesting, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined company in accordance with Rule 144 under the Securities Act.

For example, Akerna is party to arrangements with its executive officers pursuant to their employment agreements and transaction success agreements that may result in the receipt by such executive officers of cash severance payments and other transaction success bonuses and benefits with a total value of approximately $1.2 million (collectively and not individually), but not including the value of any accelerated vesting of Akerna’s equity awards held by those officers. Additionally, Akerna’s officers and directors are parties to the Merger Support Agreement with Gryphon.

The Akerna Board was aware of these interests and considered them, among other matters, in the decision to approve the Merger Agreement.

The market price of the combined company’s common stock following the Merger may decline as a result of the Merger.

The market price of the combined company’s common stock may decline as a result of the Merger for a number of reasons, including if:

•        investors react negatively to the prospects of the combined company’s business and financial condition following the Merger;

•        the effect of the Merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•        the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts.

Akerna stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with or following the Merger.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the Merger, Akerna stockholders will have experienced substantial dilution of their ownership interests in Akerna without receiving the expected commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the expected strategic and financial benefits currently anticipated from the Merger.

During the pendency of the Merger, Akerna may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect Akerna’s business.

Covenants in the Merger Agreement impede the ability of Akerna to enter into material transactions that are not in the ordinary course of business pending completion of the Merger, other than the Sale Transaction. As a result, if the Merger is not completed, Akerna may be at a disadvantage to its competitors during such period. In addition, while the Merger Agreement is in effect, Akerna generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets, or other business combination with any third party, subject to certain exceptions relating to fiduciary duties. Any such transactions that are impeded or prohibited pursuant to these covenants could be favorable to Akerna stockholders if consummated.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The Merger Agreement contains “no-shop” restrictions on Akerna’s ability to solicit, initiate, endorse, knowingly encourage or facilitate third party proposals relating to alternative transactions or to provide information to, or engage in discussions with, a third party in relation to an alternative transaction, subject to certain exceptions to permit the Akerna Board to comply with its fiduciary duties. Before the Akerna Board may change its recommendation to stockholders to adopt the Merger or terminate the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement), Akerna must, among other things, provide Gryphon with notice and matching rights. Upon the termination of the Merger Agreement, including in connection with a Superior Proposal, Akerna may be required to pay up to $275,000 (less reimbursed expenses) as a termination fee.

These provisions could discourage a potential third party acquiror from considering or proposing an acquisition transaction, even if it were prepared to pay a higher price than what would be received in the Merger. These provisions might also result in a potential third party acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the $275,000 termination fee that may become payable.

If the Merger Agreement is terminated and Akerna determines to seek another business combination, Akerna may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Merger Agreement.

Furthermore, as noted above, certain Akerna securityholders who in the aggregate own or have the right to acquire approximately            % of the outstanding voting securities of Akerna as of May            , 2023, which is the record date for the special meeting have entered into the Merger Support Agreement or Merger Lender Support Letters. These Akerna stockholders also agreed to vote against any Acquisition Proposal with respect to Akerna that competes with the transactions contemplated by the Merger Agreement (See “Agreements Related to the Merger — Support Agreements”). As a result, the Merger Support Agreement and Merger Lender Support Letters may discourage other parties from attempting to engage in a transaction with Akerna, even if those parties would otherwise be willing to offer greater value to Akerna stockholders than that offered by Gryphon under the Merger.

Because the lack of a public market for the Gryphon Shares makes it difficult to evaluate their value, the stockholders of Gryphon may receive shares of Akerna Common Stock in the Merger that have a value that is less than, or greater than, the fair market value of the Gryphon Shares.

The Gryphon Shares are privately held and are not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Gryphon. Because the percentage of Akerna Common Stock to be issued to Gryphon’s stockholders was determined based on negotiations between the parties, it is possible that the value of Akerna Common Stock to be received by Gryphon’s stockholders will be less than the fair market value of Gryphon, or Akerna may pay more than the aggregate fair market value for Gryphon.

If the conditions to the Merger are not met, the Merger will not occur.

Even if the Merger is approved by Akerna and Gryphon’s stockholders, specified conditions must be satisfied or waived to complete the Merger. Neither Akerna nor Gryphon can assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Merger will not occur or will be delayed, and Akerna or Gryphon may lose some or all of the intended benefits of the Merger. Additionally, if the Merger does not occur, Akerna may not have sufficient cash to conduct an orderly wind-down and dissolution of its business. Akerna may seek an immediate dissolution, subject to a vote of its stockholders, in the event the Merger is not completed.

Litigation relating to the Merger could require Akerna or Gryphon to incur significant costs and suffer management distraction, and could delay or enjoin the Merger.

Akerna or Gryphon could be subject to demands or litigation related to the Merger, whether or not the Merger is consummated. Such actions may create uncertainty relating to the Merger, or delay or enjoin the Merger, and responding to such demands could divert management time and resources. In addition, such demands or litigation could lead to a dissolution or bankruptcy of Akerna if the costs associated with such demands or litigation are significant enough.

If the Merger is not completed, the Akerna Board may decide to pursue a dissolution and liquidation of Akerna. In such an event, the amount of cash available for distribution to its stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

There can be no assurance that the Merger will be completed. If the Merger is not completed, the Akerna Board may decide to pursue a dissolution and liquidation of Akerna. In such an event, the amount of cash available for distribution to Akerna stockholders will depend heavily on the timing of such decision, as with the passage of time the amount of cash available for distribution will be reduced as Akerna continues to fund its operations. In addition, if the Akerna Board were to approve and recommend, and Akerna stockholders were to approve, a dissolution and liquidation of Akerna, Akerna would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to Akerna stockholders. As a result of this requirement, a portion of Akerna’s remaining cash assets may need to be reserved pending the resolution of such obligations. In addition, Akerna may be subject to litigation or other claims related to a dissolution and liquidation. If a dissolution and liquidation were pursued, the Akerna Board, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Akerna Common Stock could lose all or a significant portion of their investment in the event of liquidation, dissolution or winding up of Akerna.

The combined company’s ability to use Akerna’s net operating loss carryforwards and certain tax credit carryforwards may be subject to limitation in connection with the Merger and other ownership changes.

As of December 31, 2022, Akerna had federal and state net operating loss (“NOL”) carryforwards of $58.9 million. The majority of federal NOL carryforwards are carried forward indefinitely. As of December 31, 2022, Akerna had $17.5 million of foreign net operating loss carryforwards that do not expire. Under Section 382 of the Code, changes in Akerna’s ownership may limit the amount of NOL carryforwards, research and development tax credit carryforwards and other tax attributes that could be utilized annually to reduce its future taxable income or tax liability, if any. This limitation would generally apply in the event of a cumulative change in its ownership of more than 50% within a three-year period. Any such limitation may significantly reduce the combined company’s ability to utilize Akerna’s NOL carryforwards and research and development tax credit carryforwards before they expire. The completion of the Merger, together with private placements and other transactions that have occurred since the inception of Akerna, may trigger such an ownership change pursuant to Section 382 of the Code. Any such limitation, whether as the result of the Merger, prior private placements, sales of common stock by existing Akerna stockholders, or additional sales of common stock by the combined company after the Merger, could have a material adverse effect on the combined company’s results of operations in future years.

Following the completion of the Merger, the combined company may issue additional securities.

Following the completion of the Merger, the combined company may issue additional securities (including equity securities) to finance its activities. If the combined company were to issue additional equity securities, the ownership interest of existing Akerna and Gryphon stockholders may be diluted and some or all of the combined company’s financial measures on a per share basis could be reduced. Moreover, as the combined company’s intention to issue additional equity securities becomes publicly known, the combined company’s share price may be materially adversely affected.

Risks Related to the Exchange Agreements

The exchange of the Akerna Notes for Series C Preferred Stock is contingent upon Akerna completing a $500,000 equity raise prior to such exchange date. If Akerna is unable to raise the $500,000, then the Akerna Note Holders would not be required to exchange into the Series C Preferred Stock and we may be unable to complete the Merger.

The exchange of the Akerna Notes for Series C Preferred Stock is contingent on Akerna completing a $500,000 equity raise prior to such exchange. If Akerna cannot complete the $500,000 equity raise, then the Akerna Note Holders will not be required to exchange a portion of the Akerna Notes into Series C Preferred Stock or into common stock at the closing of the Merger which may result in the Merger not closing.

The exchange of the Akerna Notes in Series C Preferred Stock and the exchange of any remaining Akerna Notes into shares of common stock of the combined company will significantly dilute current Akerna stockholders and diminish the pro rata portion of the 7.5% of the combined company to be held by Akerna stockholders.

At closing of the Merger, both the Series C Preferred Stock and the conversion amount of any remaining Akerna Notes will be exchanged for shares of common stock of the combined company. The Series C Preferred Stock will exchange into            shares of common stock in the combined company and assuming the remaining portion of the Akerna Notes remains outstanding at closing of the Merger, then an additional            shares of common stock in the combined company will be issued to the Akerna Note Holders. The issuance of these shares of common stock will be counted in the calculation of fully diluted Akerna Common Stock for purposes of determining the numbers of share of Akerna Common Stock to be issued as Merger Consideration at the closing of the Merger. This will result in significant dilution to the Akerna stockholders in relation to their pro rata portion of the 7.5% of the combined company to be held by Akerna stockholders.

Risks Related to the Proposed Sale Transaction

While the Sale Transaction is pending, it creates unknown impacts on our future which could materially and adversely affect Akerna’s business, financial condition and results of operations.

While the Sale Transaction is pending, it creates unknown impacts on our future. Therefore, our current or potential business partners may decide to delay, defer or cancel entering into new business arrangements with us pending consummation of the Sale Transaction. The occurrence of these events individually or in combination could materially and adversely affect our business, financial condition and results of operations

The failure to consummate the Sale Transaction may materially and adversely affect our business, financial condition and results of operations.

The Sale Transaction is subject to various closing conditions including, among others, the approval of the Sale Transaction by our stockholders. We cannot control these conditions and cannot assure you that they will be satisfied. If the Sale Transaction is not consummated, we may be subject to a number of risks, including the following:

•        we may not be able to identify an alternate transaction, or if an alternate transaction is identified, such alternate transaction may not result in equivalent terms as compared to what is proposed in the Sale Transaction;

•        the trading price of our common stock may decline to the extent that the current market price reflects a market assumption that the Sale Transaction will be consummated;

•        the failure to complete the Sale Transaction may create doubt as to our ability to effectively implement our current business strategies;

•        our costs related to the Sale Transaction, such as legal, accounting and financial advisory fees, must be paid even if the Sale Transaction is not completed; and

•        our relationships with our customers, suppliers and employees may be damaged and our business may be harmed.

The occurrence of any of these events individually or in combination could materially and adversely affect our business, financial condition and results of operations, which could cause the market value of our common stock to decline.

Certain provisions of the Purchase Agreement may discourage third parties from submitting alternative proposals for the subsidiaries and assets being sold, including proposals that may be superior to the arrangements contemplated by the Purchase Agreement.

The Purchase Agreement contains “no-shop” restrictions on Akerna’s ability to solicit, initiate or knowingly encourage third party proposals relating to alternative transactions or to provide information to, or engage in discussions with, a third party in relation to an alternative transaction, subject to the ability of our Board of Directors to change their recommendation and terminate the Purchase Agreement in accordance with their fiduciary duties. Before our Board Directors may change its recommendation to stockholders or terminate the Purchase Agreement to accept a Superior Offer (as defined in the Purchase Agreement), Akerna must, among other things, provide MJ Acquisition with notice. Upon the termination of the Purchase Agreement, including in connection with a Superior Offer, we may be required to pay up to $140,000 as a termination fee plus $60,000 in reasonable fees and expenses.

These provisions could discourage a potential third party acquiror from considering or proposing an acquisition transaction, even if it were prepared to pay a higher price than what would be received in the Sale Transaction. These provisions might also result in a potential third party acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the $140,000 termination fee and $60,000 in fees and expenses that may become payable.

If the Purchase Agreement is terminated and we determine to seek another business combination, we may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Purchase Agreement.

The closing of the Merger is conditioned on the conditions precedent of the Sale Transaction being satisfied or waived such that the Sale Transaction can be consummated immediately thereafter.

The closing of the Merger is conditioned on the conditions precedent of the Sale Transaction being satisfied or waived such that the Sale Transaction can be consummated immediately after the closing of the Merger. If we fail to meet all the conditions precedent to consummate the Sale Transaction, the Merger may still proceed if Gryphon waives that condition to closing, provided that the other closing conditions contained in the Merger Agreement are satisfied or waived. The occurrence of these events would result in the combined company continuing to own MJ Freeway and Ample following the closing of the Merger, which could cause the combined company to incur unanticipated costs and expenses in connection with such continued ownership, or pursuit of an alternative disposition of MJ Freeway and Ample. It is not currently anticipated that Gryphon would waive the condition of the conditions precedent to completion of the Sale Transaction being satisfied or waived and therefore failure to meet those conditions predecent to the Sale Transaction will likely result in the failure to consummate the Merger and will result in us continuing our operations, which may be adversely impacted by the failure of the Sale Transaction and Merger Transaction, seeking alternative transactions, which may have less value to the stockholders, or seeking to dissolve and liquidate Akerna.

A Superior Offer under the Purchase Agreements or a Superior Proposal under the Merger Agreement could result in either or both of the Merger and the Sale Transaction being significantly delayed or not being consummated at all.

If our Board of Directors receives either a Superior Proposal under the Merger Agreement and/or a Superior Offer under the Purchase Agreement, the Akerna Board may be required pursuant to its fiduciary duties to pursue such alternative transactions in the best interests of the stockholders. This may result in the delay of either of the Merger or the Sale Transaction if an alternative party needs to complete due diligence, finalize transaction documents and be substituted into the current structure of the Merger and/or Sale Transaction, and it could result in either or both of the Merger Agreement or Purchase Agreement being terminated in order for Akerna to pursue the Superior Proposal or Superior Offer, as the case may be. In such circumstances, in addition to the termination fees that may be payable under the terms of the Merger Agreement or Purchase Agreement (as discussed above) for the termination of such agreements, we may be sued for terminating such agreements by either Gryphon or MJ Acquisition, as the case may be, if the opposite party in those agreements disagrees with the Akerna Board’s determination of their fiduciary duties or otherwise believes we violated the terms of such agreements, including the “no-shop” provisions contained therein, in obtaining the proposed Superior Proposal or Superior Offer, as the case may be. Such lawsuit(s) could significantly delay the closing of the Merger and/or the Sale Transaction or prevent them from occurring altogether. If we terminate either of the Merger Agreement or the Purchase Agreement, there is no guarantee that the alternative Superior Proposal or Superior Offer, as the case may be, will be consummated. If such alternative transactions are not consummated, any other alternative transactions we may pursue may have less value to the stockholders or we may be forced to dissolve and liquidate Akerna.

There could be litigation surrounding our termination of the POSaBIT Purchase Agreement which could delay closing of the Merger and Sale Transaction or otherwise result in the combined company owing damages for breach of the POSaBIT Purchase Agreement which could impact the combined company’s financial condition.

The POSaBIT Purchase Agreement prohibited Akerna from soliciting a superior offer and only permitted the Akerna Board to terminate the POSaBIT Purchase Agreement pursuant to receipt of an unsolicited acquisition proposal that the Board determined to be a superior offer or reasonably likely to result in a superior offer. Upon receipt of a superior offer, the POSaBIT Purchase Agreement permitted the Akerna Board to terminate the agreement if the Akerna Board determined that their fiduciary duties to the securityholders of Akerna mandated that the Akerna Board change its recommendation and pursue the superior offer. While the Akerna Board did determine that the offer made by Alleaves on March 17, 2023 was reasonable likely to result in a superior offer and that their fiduciary duties mandated that they change their recommendation and Akerna terminate the POSaBIT Purchase Agreement, POSaBIT disagreed with those determinations and questioned whether Akerna violated the non-solicitation provisions of the POSaBIT Purchase Agreement and may seek legal action in the future to seek damages for breach of such provisions. Akerna does not believe that it has violated any of the terms of the POSaBIT Purchase Agreement, but any lawsuit by POSaBIT may delay closing or result in the combined company owing significant damages to POSaBIT for breach of the POSaBIT Purchase Agreement. Alleaves has entered into an indemnification agreement with Gryphon, of which Akerna is a third-party beneficiary, pursuant to which Alleaves has agreed to indemnify Gryphon and Akerna for any liability arising from Akerna terminating the POSaBIT Purchase Agreement.

Risks Related to Akerna

Risks Related to Our Financial Condition and Operating History

There is substantial doubt about our ability to continue as a going concern.

The notes to our financial statements include disclosure regarding the substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This uncertainty could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Our ability to continue as a going concern is uncertain and dependent upon obtaining the financing necessary to meet our financial commitments and to continue our ongoing operations as currently planned. We do not have sufficient funds to meet planned expenditures over the next twelve months, and will need to seek additional debt or equity financing to meet our planned expenditures. We will require additional financing in the second quarter of 2023 to meet our ongoing operational working capital requirements and continue to meet the financial covenants of the Akerna Notes. We plan to meet those requirements in part through the use of our at-the-market (“ATM”) facility, but there are no guarantees that the facility will permit us to raise sufficient cash to meet our ongoing requirements. These factors raise substantial doubt regarding our ability to continue as a going concern. If we are unable to raise sufficient capital we may have to reduce operations which could significantly affect our results of operations. If we fail to meet the financial covenants of our debt and cannot obtain a waiver from such provisions or otherwise come to an agreement with the holders of our debt, such holders may declare a default on the debt which could subject our assets to seizure and sale, negatively impacting our business. See “Risks Related to our Convertible Debt” below.

We have a history of losses, expect to continue to incur losses in the near term and may not achieve or sustain profitability in the future.

We have incurred significant losses in each fiscal year since our inception in 2010. For the year ended December 31, 2022, we had a net loss of $79.1 million. For the year ended December 31, 2021 we had a net loss of $31.3 million. For fiscal year ended June 30, 2020, we had a net loss of $14.4 million. These losses have been due to the substantial investments we have made to develop our monitoring and compliance platforms and related software, market these products to government regulatory agencies and commercial businesses and growing our infrastructure to support the increased business. We expect to continue to invest in the further development of our platforms, software, and related product offerings and to grow both our government regulatory and commercial business client base. As a result, we expect our operating expenses to increase in the future due to expected increased sales and marketing expenses, operational costs, product development costs, and general and administrative costs and, therefore, our operating losses will continue or even increase at least through the near term. In addition, because we are a public company, we will incur significant legal, accounting, and other expenses that MJ Freeway did not incur as a non- public company. Furthermore, to the extent that we are successful in increasing our client base, we will also incur increased expenses because costs associated with generating and supporting client agreements are generally incurred upfront, while revenue is generally recognized ratably over the term of the agreement. You should not rely upon our recent revenue growth as indicative of future performance. We may not reach profitability in the near future or at any specific time in the future. If and when our operations do become profitable, we may not sustain profitability.

We have a relatively short operating history, which makes it difficult to evaluate our business and future prospects.

We have a relatively short operating history, which makes it difficult to evaluate our business and future prospects. Our wholly-owned subsidiary, MJ Freeway, has been in existence since 2010, and much of our revenue growth has occurred during the past four years. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including those related to:

•        market acceptance of our current and future products and services;

•        changing regulatory environments and costs associated with compliance;

•        our ability to compete with other companies offering similar products and services;

•        our ability to effectively market our products and services and attract new clients;

•        existing client retention rates and the ability to upsell clients;

•        the amount and timing of operating expenses, particularly sales and marketing expenses, related to the maintenance and expansion of our business, operations, and infrastructure;

•        our ability to control costs, including operating expenses;

•        our ability to manage organic growth and growth fueled by acquisitions;

•        public perception and acceptance of cannabis-related products and services generally; and

•        general economic conditions and events.

If we do not manage these risks successfully, our business and financial performance will be adversely affected.

Our long-term results of operations are difficult to predict and depend on the commercial success of our clients, the continued growth of the cannabis industry generally, and the regulatory environment within which the cannabis industry operates.

Our offers of products and services help government regulatory agencies and commercial businesses monitor regulatory compliance and operate efficiently and successfully in compliance with applicable state laws. Our long-term results will directly depend on the continued growth of the legalized cannabis industry (and public acceptance of cannabis-related products) and the ability of our current and future clients to successfully market their own products and services. If the legalized cannabis marketplace does not continue to grow because the public does not increasingly accept cannabis-related products or government regulators adopt laws, rules, or regulations that terminate or diminish the ability for commercial businesses to develop, market, and sell cannabis-related products, our business and financial performance would be materially adversely affected. Additionally, even if the cannabis marketplace continues to grow rapidly, and government regulation allows for the free-market development of this industry, products, and services competitive with those offered by us may enjoy better market acceptance.

The legalized cannabis industry may not continue to grow and the regulatory environment may not remain favorable to participants in the industry. More generally, our products and services may not experience growing market acceptance, which would adversely impact our ability to grow revenue.

Direct and indirect consequences of the COVID-19 pandemic may have material adverse consequences.

The current COVID-19 pandemic is creating extensive disruptions to the global economy. Governments, businesses, and the public are taking unprecedented actions to contain the spread of COVID-19 and to mitigate its effects, including quarantines, travel bans, shelter-in-place orders, closures of businesses, fiscal stimulus, and legislation designed to deliver monetary aid and other relief. While the scope, duration, and full effects of COVID-19 are rapidly evolving and not fully known, the pandemic and related efforts to contain it have disrupted global economic activity, adversely affected the functioning of financial markets, impacted interest rates, increased economic and market uncertainty, and disrupted trade and supply chains. If these effects continue for a prolonged period or result in sustained economic stress or recession, we may experience adverse effects on our operations. Specifically, if our clients are forced to reduce business hours or close their businesses for an extended period of time or if their customer base experiences financial hardship, our clients may experience a sharp decline in revenue and be unable to meet their obligations to us under existing agreements or be unwilling to extend their agreements past current terms, which may adversely impact our financial results. Further, we may experience a decrease in new clients due to a lack of financial resources or a decline in new markets as businesses and financial markets deal with the impact of COVID-19. As governments are focused on relief efforts and fiscal stimulus measures, important legislation to expand or clarify certain existing or new markets for our products may be postponed or abandoned, which may adversely impact our results. Further, these conditions may impact our ability to access financial markets to obtain the necessary funding to operate our business as currently contemplated, which may adversely affect our liquidity and working capital. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this registration statement, such as those relating to our operations and financial condition. Due to the highly uncertain and dynamic nature of events relating to the COVID-19 pandemic, it is not currently possible to estimate the impact of the pandemic on our business. However, these effects could have a material impact on our operations, and we will continue to monitor the COVID-19 situation closely. Through December 31, 2022, we have experienced delays in our consulting projects and the corresponding delay in revenue recognition for such projects, which we believe could be the result of government shutdowns and other regulatory uncertainty surrounding COVID-19.

Risks Related to the Cannabis Industry

As a company whose clients operate in the cannabis industry, we face many unique and evolving risks.

We currently serve government and private clients with respect to their tracking, monitoring, and compliance needs as they operate in the growing cannabis industry. Any risks related to the cannabis industry that may adversely affect our clients and potential clients may, in turn, adversely affect demand for our products. Specific risks faced by companies operating in the cannabis industry include, but are not limited to, the following:

Marijuana remains illegal under U.S. federal law

Marijuana is a Schedule-I controlled substance under the CSA, and is illegal under federal law. It remains illegal under U.S.’s federal law to grow, cultivate, sell or possess marijuana for any purpose or to assist or conspire with those who do so. Additionally, 21 U.S.C. 856 a.1. states that it shall be unlawful to “knowingly open, lease, rent, use, or maintain any place, whether permanently or temporarily, for the purpose of manufacturing, distributing, or using any controlled substance.” Even in those states in which the use of marijuana has been authorized, its use remains a violation of federal law. Since federal law criminalizing the use of marijuana is not preempted by state laws that legalize its use, strict enforcement of federal law regarding marijuana would likely result in our clients’ inability to proceed with their operations, which would adversely affect demands for our products and services.

Uncertainty of federal enforcement

Any presidential administration, current or future, could change federal enforcement policy or execution and decide to enforce the federal cannabis laws more strongly. Recent administrations have disagreed on how strongly to enforce federal cannabis laws. For example, on August 29, 2013, the U.S. Department of Justice (the “DOJ”) under the Obama administration issued a memorandum (the “Cole Memorandum”), characterizing strict enforcement as an inefficient use of federal investigative and prosecutorial resources. The Cole Memorandum provided guidance to all federal prosecutors and indicated that federal enforcement of the CSA against cannabis-related conduct should be focused on specific priorities, including cannabis distribution to minors, violence in connection with cannabis distribution, cannabis cultivation on federal property, and collection of cannabis-derived revenue by criminal enterprises, gangs and cartels. On January 4, 2018, the DOJ under the Trump administration issued a memorandum (the “Sessions Memorandum”), which effectively rescinded the Cole Memorandum and directed federal prosecutors to enforce the CSA and to follow well-established principles when pursuing prosecutions related to cannabis activities. The DOJ under the Biden administration has not readopted the Cole Memorandum, but President Biden has indicated support for decriminalization of cannabis. On October 6, 2022, President Biden issued an executive order pardoning all persons convicted of simple possession of cannabis under the CSA and directed the Secretary of Health and Human Services and the Attorney General to initiate an administrative process to review the scheduling of cannabis under the CSA. Further, on December 2, 2022, President Biden signed into law the Medical Marijuana and Cannabidiol Research Expansion Act, which streamlines and expands the process for researching the medical use of cannabis. We cannot predict how the current administration or future administrations will enforce the CSA or other laws against cannabis activities. Any change in the federal government’s enforcement of current federal laws could cause significant financial damage to us. The legal uncertainty and possible future changes in law could negatively affect our revenues, results of operations and success generally.

Unless and until Congress amends the CSA with respect to medical and/or adult use cannabis, there is a risk that federal prosecutors may enforce the existing CSA. Federal authorities may decide to change their current posture and begin to enforce current federal cannabis law and, if they begin to aggressively enforce such laws, it is possible that they could allege that we violated federal laws by selling products used in the cannabis industry. As a result, active enforcement of the current federal regulatory position on cannabis may directly or indirectly adversely affect our revenues and profits.

In 2014, Congress passed a spending bill, (the 2015 Appropriations Bill), containing a provision (the “Appropriations Rider”), blocking federal funds and resources allocated under the 2015 Appropriations Bill from being used to “prevent such States from implementing their own State medical marijuana law.” The Appropriations Rider provided a budgetary constraint on the federal government from interfering with the ability of states to administer their medical marijuana laws, although it did not codify federal protections for medical marijuana patients and producers. Moreover, despite the Appropriations Rider, the DOJ maintains that it can still prosecute violations of the federal marijuana ban and continue cases already in the courts. In USA vs. McIntosh, the U.S. Court of Appeals for the Ninth Circuit held that this provision prohibits the DOJ from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit’s opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the DOJ may prosecute those individuals. The Appropriations Rider was included in the omnibus spending bill for fiscal years 2015, 2016, 2017, 2018, 2019, 2020 and 2021. On December 29, 2022, President Biden signed the omnibus spending bill, which included the Appropriations Rider, extending its application until September 30, 2023. However, there is no assurance that Congress will approve inclusion of a similar prohibition in future appropriations bills to prevent DOJ from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. If the Appropriation Rider is not extended in the future, the risk of federal enforcement and override of state medical marijuana laws would increase.

Despite the rescission of the Cole Memorandum, the Department of the Treasury, Financial Crimes Enforcement Network, has not rescinded the “FinCEN Memo” dated February 14, 2014, which de-prioritizes enforcement of the Bank Secrecy Act against financial institutions and marijuana-related businesses which utilize them. This memo appears to be a standalone document and is presumptively still in effect. At any time, however, the Department of the Treasury, Financial Crimes Enforcement Network, could elect to rescind the FinCEN Memo. This would make it more difficult for us and our clients and potential clients to access the U.S. banking systems and conduct financial transactions, which would adversely affect our operations.

We could become subject to racketeering laws

While we do not grow, handle, process or sell cannabis or cannabis-derived products, our receipt of funds from clients that do conduct such operations in violation of federal law exposes us to risks related to federal racketeering laws. RICO is a federal statute providing criminal penalties in addition to a civil cause of action for acts performed as part of an ongoing criminal organization. Under RICO, it is unlawful for any person who has received income derived from a pattern of racketeering activity (which includes most felonious violations of the CSA), to use or invest any of that income in the acquisition of any interest, or the establishment or operation of, any enterprise which is engaged in interstate commerce. RICO also authorizes private parties whose properties or businesses are harmed by such patterns of racketeering activity to initiate a civil action against the individuals involved. Although RICO suits against the cannabis industry are rare, a few cannabis businesses have been subject to a civil RICO action. Any violation of RICO could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens or criminal charges, including but not limited to, seizure of assets, disgorgement of profits, cessation of our business activities or divestiture.

Banking regulations could limit access to banking services and expose us to risk

Our receipt of payments from clients engaged in state-legal cannabis operations could also subject us to the consequences of a variety of federal laws and regulations that involve money laundering, financial record keeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the USA PATRIOT Act and any related or similar rules, regulations or guidelines, issued, administered or enforced by the federal government. Since we fund from activities that are illegal under the CSA, banks and other financial institutions providing services to us risk violation of federal anti-money laundering statutes (18 U.S.C. §§ 1956 and 1957), the unlicensed money-remitter statute (18 U.S.C. § 1960) and the Bank Secrecy Act, among other applicable federal statutes. Banks often refuse to provide banking services to businesses involved in the cannabis industry due to the present state of federal laws and regulations governing financial institutions. The inability to open bank accounts may make it difficult for us or our clients to operate and our client’s reliance on cash can result in a heightened risk of theft, which could harm their businesses and, in turn, harm our business. Additionally, some courts have denied marijuana-related businesses bankruptcy protection, thus, making it very difficult for lenders to recoup their investments, which may limit the willingness of banks to lend to our clients and to us. The lack of banking and financial services presents unique and significant challenges to businesses in the cannabis industry and we may experience similar difficulties in obtaining and maintaining regular banking and financial services because of the activities of our clients.

Dividends and distributions could be prevented if our receipt of payments from clients is deemed to be proceeds of crime

In the event that any of our operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more federal statutes or any other applicable legislation. This could restrict or otherwise jeopardize our ability to declare or pay dividends or effect other distributions. Furthermore, while there are no current intentions to declare or pay dividends in the foreseeable future, in the event that a determination was made that our proceeds from operations (or any future operations) could reasonably be shown to constitute proceeds of crime, we may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Further legislative development beneficial to our operations is not guaranteed

Among other things, our business involves the provision of an online platform that provides monitoring and tracking of those involved in the cultivation, distribution, manufacture, storage, transportation, and/or sale of medical and adult-use cannabis products in compliance with applicable state law. The success of our business depends on the continued development of the cannabis industry and the activity of commercial business and government regulatory agencies within the industry. The continued development of the cannabis industry is dependent upon continued legislative and regulatory authorization of cannabis at the state level and a continued laissez-faire approach by federal enforcement agencies. Any number of factors could slow or halt progress in this area. Further regulatory progress beneficial to the industry cannot be assured. While there may be ample public support for legislative action, numerous factors impact the legislative and regulatory process, including election results, scientific findings or general public events. Any one of these factors could slow or halt progressive legislation relating to cannabis and the current tolerance for the use of cannabis by consumers, which could adversely affect the demand for our product and operations.

The cannabis industry could face strong opposition from other industries

We believe that established businesses in other industries may have a strong economic interest in opposing the development of the cannabis industry. Cannabis may be seen by companies in other industries as an attractive alternative to their products, including recreational marijuana as an alternative to alcohol, and medical marijuana as an alternative to various commercial pharmaceuticals. Many industries that could view the emerging cannabis industry as an economic threat are well established, with vast economic and federal and state lobbying resources. It is possible that companies within these industries could use their resources to attempt to slow or reverse legislation legalizing cannabis. Any inroads these companies make in halting or impeding legislative initiatives that would be beneficial to the cannabis industry could have a detrimental impact on our clients and, in turn on our operations.

The legality of marijuana could be reversed in one or more states

The voters or legislatures of states in which marijuana has already been legalized could potentially repeal applicable laws that permit the operation of both medical and retail marijuana businesses. These actions might force businesses, including those that are our clients, to cease operations in one or more states entirely.

Changing legislation and evolving interpretations of the law

Laws and regulations affecting the medical and adult-use marijuana industry are constantly changing, which could detrimentally affect our clients and, in turn, our operations. Local, state, and federal marijuana laws and regulations are broad in scope and subject to evolving interpretations, which could require our clients and thus us to incur substantial costs associated with modification of operations to help ensure such clients’ compliance. In addition, violations of these laws, or allegations of such violations, could disrupt our clients’ business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will limit the amount of cannabis growth or related products that our commercial clients are authorized to produce. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our operations.

Dependence on client licensing

Our business is dependent on our clients obtaining various licenses from various municipalities and state licensing agencies. There can be no assurance that any or all licenses necessary for our clients to operate their businesses will be obtained, retained or renewed. If a licensing body were to determine that a client of ours had violated applicable rules and regulations, there is a risk the license granted to that client could be revoked, which could adversely affect our operations. There can be no assurance that our existing clients will be able to retain their licenses going forward, or that new licenses will be granted to existing and new market entrants.

Insurance risks

In the U.S, many marijuana-related businesses are subject to a lack of adequate insurance coverage. In addition, many insurance companies may deny claims for any loss relating to marijuana or marijuana-related operations based on their illegality under federal law, noting that a contract for an illegal transaction is unenforceable.

Bankruptcy risks

Because cannabis is illegal under U.S. federal law, and bankruptcy is a strictly federal proceeding, many courts have denied cannabis businesses federal bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If we were to seek protection from creditors pursuant to applicable bankruptcy or insolvency laws, even though we are not directly engaged in manufacturing, distributing, selling or otherwise handling cannabis under state cannabis laws, there is no guarantee that U.S. federal bankruptcy protections would be available to our United States operations, which would have a material adverse effect on us, our lenders and other stakeholders. While state-level receivership options do exist in some states as an alternative to bankruptcy, the efficacy of these alternatives cannot be guaranteed.

The cannabis industry is an evolving industry and we must anticipate and respond to changes.

The cannabis industry is not yet well-developed, and many aspects of this industry’s development and evolution cannot be accurately predicted. While we have attempted to identify any risks specific to the cannabis industry, you should carefully consider that there are other risks that cannot be foreseen or are not described in this Annual Report, which could materially and adversely affect our business and financial performance. We expect that the cannabis market and our business will evolve in ways that are difficult to predict. For example, it is anticipated that over time, we will reach a point in most markets where we have achieved a market penetration level in which new client acquisitions are less productive, and the continued growth of our revenue will require more focus on increasing the rate at which existing clients purchase products and services across our platforms. Our long-term success will depend on our ability to successfully adjust our strategy to meet the changing market dynamics. If we are unable to successfully adapt to changes in the cannabis industry, our operations could be adversely affected.

Risks Related to Our Business

A significant portion of our business is from government contracts, which present certain unique risks.

Contracts for Leaf Data Systems with government agencies in Pennsylvania and Utah represented 16%, 25% and 39% of our revenue for the year ended December 31, 2022, December 31, 2021 and six months ended December 31, 2020, respectively. In order to obtain a government contract for Leaf Data Systems, we are required to follow a competitive bidding process in each state where we seek a contract. Government contracts have very specific compliance requirements that often require contractors to invest material time and money to prepare a bid to ensure that our technology, processes, and staff meet these specific requirements. After expenditures of such time and money, there is no assurance that the bid will result in an award of a contract. Further, even if a contract is awarded, there are strict procedures that government agencies follow when it comes to reimbursement of the costs incurred in the course of fulfilling contracts. Accordingly, it is possible that some or all costs might not be reimbursed under a government contract as contemplated by us.

Government agencies also typically audit and investigate government contractors. These agencies review a contractor’s performance under its contracts, its cost structure, its business systems, and compliance with applicable laws, regulations, and standards. If an audit or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties and administrative sanctions, including reductions of the value of contracts, contract modifications or terminations, forfeiture of profits, suspension of payments, penalties, fines, and suspension, or prohibition from doing business with the government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. Any such imposition of penalties, or the loss of such government contracts, could materially adversely affect our business, financial condition, results of operations, and growth prospects.

There also is typically a longer window of liability under government contracts than private contracts, and the government can seek claims after the contract has ended and payments under the contract have been made. The terms of government contracts may also require the sharing of proprietary information, processes, software, and product development efforts with the government. Additionally, government employees are required to follow certain protocols to ensure there is no appearance of impropriety in the bidding process. As a result, bidders on government contracts must ensure that there is no appearance of favoritism, gift-giving, bribery, or the exertion of other influences in the bidding process. Any finding of the same can result in fines to the bidder and cancellation of contracts. The applicable state government generally has the ability to terminate our contract, in whole or in part, without prior notice, for convenience or for default based on performance. If a government contract were to be terminated for convenience, we generally would be protected by provisions covering reimbursement for costs incurred on the contract and profit on those costs, but not the anticipated profit that would have been earned had the contract been completed. The state government also has the ability to stop work under a contract for a limited period of time for its convenience.

We cannot assure you that we will be able to maintain our existing government contracts.

Our operations may be adversely affected by disruptions to our information technology, or IT, systems, including disruptions from cybersecurity breaches of our IT infrastructure.

We rely on information technology networks and systems, including those of third-party service providers, to process, transmit, and store electronic information. In particular, we depend on our information technology infrastructure for a variety of functions, including financial reporting, data management, project development, and email communications. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, sabotage, and similar events. Global cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to our information technology systems to sophisticated and targeted measures known as advanced persistent threats. The ever-increasing use and evolution of technology, including cloud-based computing, create opportunities for the unintentional dissemination or intentional destruction of confidential information stored in our systems or in non- encrypted portable media or storage devices. We could also experience a business interruption, information theft of confidential information, or reputational damage from industrial espionage attacks, malware, or other cyber-attacks, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers. Despite the implementation of network security measures and disaster recovery plans, our systems and those of third parties on which we rely may also be vulnerable to computer viruses, break-ins, and similar disruptions. If we or our vendors are unable (or are perceived as unable) to prevent such outages and breaches, our operations may be disrupted, and our business reputation could be adversely affected.

We expect that risks and exposures related to cybersecurity attacks will remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats.

Privacy regulation is an evolving area and compliance with applicable privacy regulations may increase our operating costs or adversely impact our ability to service our clients and market our products and services.

Because we store, processes, and use data, some of which contains personal information, we are subject to complex and evolving federal, state, and foreign laws and regulations (including Canada’s Cannabis Act and related regulations and the European Union’s general data protection regulation, or GDPR) regarding privacy, data protection, and other matters. While we believe we are currently in compliance with applicable laws and regulations, many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations, and declines in user growth, retention, or engagement, any of which could seriously harm our business.

We rely on third parties for certain services made available to users of our platforms, which could limit our control over the quality of the user experience and our cost of providing services.

Some of the applications and services available through the Leaf Data System and MJ Platform are provided through relationships with third-party service providers. We do not typically have any direct control over these third-party service providers. These third-party service providers could experience service outages, data loss, privacy breaches, including cyber-attacks, and other events relating to the applications and services they provide that could diminish the utility of these services and which could harm users thereof. The MJ Platform itself does not depend on any third-party software or applications and is based entirely on open source technologies and custom programming. The MJ Platform, however, is hosted by Amazon Web Services, a third-party service provider. There are readily available alternative hosting services available should we desire or need to move to a different web host. Certain ancillary services provided by us also uses the services of third- party providers, for which, we believe, there are readily available alternatives on comparable economic terms. Offering integrated platforms, such as the Leaf Data System and MJ Platform which rely, in part, on the services of other providers lessens the control that we have over the total client experience. Should the third-party service providers we rely upon not deliver at standards we expect and desires, acceptance of our platforms could suffer, which would have an adverse effect on our business and financial performance. Further, we cannot be assured of entering into agreements with such third-party service providers on economically favorable terms.

Acquisitions and integration issues may expose us to risks.

Our business strategy includes making targeted acquisitions. Any acquisition that we make may be of significant size, may change the scale of our business and operations, and may expose us to new geographic, political, operating, financial, and geological risks. Our success in our acquisition activities depends on our ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with our own. Any acquisitions would be accompanied by risks. For example, there may be significant changes in our market value after we have committed to complete the transaction and have established the purchase price or exchange ratio; a potential targeted acquisition’s business and prospects may prove to be below expectations; we may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise and maintaining uniform standards, policies, and controls across the organization; the integration of the acquired business or assets may disrupt our ongoing business and our relationships with employees, clients, suppliers, and contractors; and the acquired business or assets may have unknown liabilities that may be significant. If we choose to use equity securities as consideration for such an acquisition, existing shareholders may suffer dilution. Alternatively, we may choose to finance any such acquisition with our existing resources. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. To grow and be successful, we need to attract and retain qualified personnel.

In any future acquisitions, we may not be able to successfully integrate acquired personnel, operations, and technologies, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from future acquisitions due to a number of factors, including: (a) an inability to integrate or benefit from acquisitions in a profitable manner; (b) unanticipated costs or liabilities associated with the acquisition; (c) the incurrence of acquisition-related costs; (d) the diversion of management’s attention from other business concerns; (e) the loss of our or the acquired business’ key employees; or (f) the issuance of dilutive equity securities, the incurrence of debt, or the use of cash to fund such acquisitions.

To grow and be successful, we need to attract and retain qualified personnel.

Our growth and success will depend to a significant extent on our ability to identify, attract, hire, train, and retain qualified professional, creative, technical, and managerial personnel. Competition for experienced and qualified talent in the cannabis industry can be intense. We may not be successful in identifying, attracting, hiring, training, and retaining such personnel in the future. If we are unable to hire, assimilate, and retain qualified personnel in the future, such inability could adversely affect our operations.

We are smaller and less diversified than many of our potential competitors.

While we believe we are a leading provider in the software solutions segment of the cannabis industry, there are general software design and integrated business platform companies seeking to provide online and software-based business solutions and operations integration to clients in numerous industries. The continued growth of the cannabis industry will likely attract some of these existing companies and incentivize them to produce solutions that are competitive with those offered by us. Many of these potential competitors are a part of large diversified corporate groups with a variety of other operations and expansive resources. We may not be able to successfully compete with larger enterprises devoting significant resources to compete in our target market space, which may negatively affect operations.

Our business and stock price may suffer as a result of our limited public company operating experience and if securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our common stock in an adverse manner, the price and trading volume of our common stock could decline.

If we are unable to execute our business strategy, either as a result of our inability to manage effectively our business in a public company environment or for any other reason, our business, prospects, financial condition, and operating results may be harmed.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. We currently have limited coverage by securities and industry analysts. If no additional securities or industry analysts commence coverage of us, our stock price and trading volume would likely be negatively impacted. If any of the analysts who cover, or who may cover us in the future, change their recommendation regarding our stock in an adverse manner, or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Risks Related to Intellectual Property

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our ability to compete depends, in part, upon successful protection of our intellectual property relating to our Leaf Data Systems and MJ Platform, and intellectual property acquired in business combinations, such as Solo, Trellis, and Ample. We seek to protect our proprietary and intellectual property rights through patent applications, available copyright and trademark laws, nondisclosure agreements, and licensing and distribution arrangements with reputable companies in our target markets. While patent protection for inventions related to cannabis and cannabis-related products is available, there are substantial difficulties faced in the patent process by cannabis-related businesses. Further, patent applications may be rejected for numerous other reasons beyond those related to the cannabis industry, including that the subject matter of the application is found to be non-patentable. Our previous patent applications were denied and while we are continuing to pursue such applications and believe they are with merit, there can be no assurance that patents will be issued on these applications. The failure to be awarded patents on our technology could weaken our ability to enforce our intellectual property rights. Any such enforcement, whether we have been granted patent protection or not, would be costly, and there can be no assurance that we will have the resources to undertake all necessary action to protect our intellectual property rights or that we will be successful. Any infringement of our material intellectual property rights could require us to redirect resources to actions necessary to protect the same and could distract management from our underlying business operations. The infringement of our material intellectual property rights and resulting actions could adversely affect our operations.

Our success depends in part upon our ability to protect our core technology and intellectual property.

Our success depends in part upon our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of patent applications, trade secrets, including know-how, license agreements, confidentiality procedures, non-disclosure agreements with third parties, employee disclosure and invention assignment agreements, and other contractual rights.

We generally control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, clients, and partners, and our software is protected by the U.S. and international copyright laws.

Despite efforts to protect our trade secrets and proprietary rights through intellectual property rights, licenses, and confidentiality agreements, unauthorized parties may still copy or otherwise obtain and use our software and technology, as was the case when our source code was compromised in June 2017. We have taken significant actions to improve security but will be required to regularly modify our systems to combat new hacking approaches as they develop. In addition, as our international operations expand, effective intellectual property protection may not be available or may be limited in foreign countries.

Others may assert intellectual property infringement claims against us.

Companies in the software and technology industries own large numbers of patents, copyrights, trademarks, and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. In addition, various “non-practicing entities” that own patents and other intellectual property rights often attempt to aggressively assert their rights in order to extract value from technology companies. It is possible that others may claim from time to time that our products misappropriate or infringe the intellectual property rights of third parties. Irrespective of the validity or the successful assertion of any such claims, we could incur significant costs and diversion of resources in defending against these claims, which could adversely affect our operations. We may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained in all cases. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. As a result, we may also be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative non-infringing technology or practices could require significant effort and expense or may not be feasible.

Risks Related to Akerna’s Charter Documents

Anti-takeover provisions contained in Akerna’s amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt and limit the price investors might be willing to pay in the future for our common stock and could entrench management.

Akerna’s amended and restated certificate of incorporation contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

These provisions:

•        create a staggered board of directors making it more difficult for stockholders to remove a majority of the board of directors and take control;

•        grant the board of directors the ability to designate the terms of and issue new series of preferred shares, which can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of the common stock;

•        impose limitations on our stockholders’ ability to call special stockholders’ meetings; and

•        make it more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, our bylaws, and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of the Akerna Board or initiate actions that are opposed by our then-current Akerna Board, including to delay or impede a merger, tender offer or proxy contest involving us. Any delay or prevention of a change in control transaction or changes in the Akerna Board could cause the market price of our common stock to decline.

Our corporate opportunity provisions in Akerna’s amended and restated certificate of incorporation could enable management to benefit from corporate opportunities that might otherwise be available to us.

Akerna’s amended and restated certificate of incorporation provides that the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to us, or any of our directors or officers in circumstances where the application of such doctrine would conflict with any fiduciary duties or contractual obligations they may otherwise have.

Our management may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. These potential conflicts of interest could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours.

Akerna’s amended and restated certificate of incorporation provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Akerna’s amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers, and employees for breach of fiduciary duty, actions under the Delaware general corporation law or under our Amended and Restated Certificate of Incorporation, or actions asserting a claim governed by the internal affairs doctrine may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act of 1934, as amended, or the Exchange Act. Accordingly, our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. This choice of forum provision does not exclude stockholders from suing in federal court for claims under the federal securities laws but may limit a stockholder’s ability to bring such claims in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims.

Alternatively, if a court were to find the choice of forum provision contained in our Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Risks Related to the Akerna Notes

The issuance of shares of our common stock pursuant to the Akerna Notes may result in significant dilution to our stockholders.

The conversion of the Akerna Notes could result in the issuance of a significant number of shares of our common stock. The current $8.3 million principal amount of the Akerna Notes is convertible at a price of $1.20 per share, which would result in the issuance of 6,916,666 shares of Akerna Common Stock upon the conversion of the Akerna Notes in full. At the option of Akerna, the installment payments on the Akerna Notes can be converted into shares of Akerna Common Stock at a price per share equal to the lower of (i) the conversion price then in effect, or (ii) the greater of (x) the floor price of $10.80 and (y) 90% of the lower of (A) the volume-weighted average price of the common stock as of the trading day immediately preceding the applicable date of determination and (B) the quotient of (I) the sum of the volume-weighted average price of the common stock for each of the two (2) trading days with the lowest volume-weighted average price of the common stock during the ten consecutive trading day period ending on and including the trading day immediately prior to the applicable date of determination, divided by (II) two.

Our obligations to the Akerna Note Holders are secured by a security interest in substantially all of our assets, if we default on those obligations, the Akerna Note Holders could foreclose on our assets.

Our obligations under the Akerna Notes and the related transaction documents are secured by a security interest in substantially all of our assets. As a result, if we default on our obligations under the Akerna Notes, the collateral agent on behalf of the Akerna Note Holders could foreclose on the security interests and liquidate some or all of our assets, which would harm our business, financial condition and results of operations and could require us to reduce or cease operations and investors may lose all or part of their investment.

Events of default under the Akerna Notes include: (i) the failure of the registration statement under the registration rights agreement between the Company and the holders of Akerna Notes to be filed with the SEC or the failure of the applicable registration statement to be declared effective by the SEC by deadlines set forth in the registration rights agreement; (ii) the effectiveness of the applicable registration statement lapses for any reason or such registration statement is unavailable to any holder of registrable securities and Rule 144 (subject to certain conditions) is not unavailable to any holder of the conversion shares; (iii) suspension of trading of the Akerna Common Stock a national securities exchange for five days; (iv) uncured conversion failure; (v) failure by Akerna to maintain required share allocations for the conversion of the Akerna Notes; (vi) failure by Akerna to pay principal when due; (vii) failure of Akerna to remove restricted legends from shares issued to a holder upon conversion of the Akerna Notes; (viii) the occurrence of any default under, redemption of or acceleration prior to maturity of at least an aggregate of $50,000 of indebtedness of Akerna; (ix) bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against Akerna or any subsidiary and not dismissed within 45 days of initiation; (x) the commencement by Akerna or any subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law; (xi) the entry by a court of a decree, order, judgment or other similar document in respect of Akerna or any subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law; (xii) final judgment for the payment of money aggregating in excess of $50,000 are rendered against Akerna or any subsidiary of Akerna and not bonded or discharged within 30 days; (xiii) failure of Akerna or any subsidiary to pay when due any debts in excess of $50,000 due to any third party; (xiv) breaches by Akerna or any subsidiary of any representations or warranties in the securities purchase agreement for the Akerna Notes or any document contemplated thereby; (xv) a false or inaccurate certification by Akerna that either (A) the “Equity Conditions” (as defined in the Akerna Notes) are satisfied, (B) there has been no “Equity Conditions Failure,” (as defined in the Akerna Notes) or (C) as to whether any Event of Default has occurred; (xvi) failure of Akerna or any subsidiary to comply with certain of the covenants in the Akerna Notes; (xvii) the occurrence of (A) at any time after the six month anniversary of the issuance date, any current public information failure that remains outstanding for a period of twenty (20) trading days or (B) any restatement of any financial statements of Akerna filed with the SEC; (xviii) any material adverse effect occurring; (xix) any provision of any transaction document shall at any time for any reason cease to be valid and binding or enforceable; (xx) any security document shall for any reason (other than pursuant to the express terms thereof or due to any failure or omission of the collateral agent) fail or cease to create a separate valid and perfected and, except to the extent permitted by the terms hereof or thereof, first priority lien; (xxi) any material damage to, or loss, theft or destruction of, any collateral, that is material to the business of the Company or any subsidiary and is not reimbursed by insurance; or (xxii) any Event of Default occurs under any other Akerna Notes.

The Akerna Note Holders have certain additional rights upon an event of default under such Akerna Notes, which could harm our business, financial condition, and results of operations and could require us to reduce or cease our operations.

Under the Akerna Notes, the holders have certain rights upon an event of default. Such rights include (i) the remaining principal amount of the Akerna Notes bearing interest at a rate of 15% per annum, (ii) during the event of default the holders of the Akerna Notes will be entitled to convert all or any portion of the Akerna Notes at an alternate conversion price equal to the lower of (i) the conversion price then in effect, and (ii) 80% of the lower of (x) the volume weighted average price of the common stock as of the trading day immediately preceding the applicable date of determination and (y) the quotient of (A) the sum of the volume weighted average price of the common stock for each of the two (2) trading days with the lowest volume weighted average price of the common stock during the ten consecutive trading day period ending and including the trading day immediately prior to the applicable date of determination, divided by (B) two, but not less than the floor price, and (iii) the holder having the right to demand redemption of all or a portion of the Akerna Notes, as described below. At any time after certain notice requirements for an event of default are triggered, an Akerna Note Holder may require us to redeem all or any portion of the convertible note by delivering written notice. The redemption price will equal the greater of (i) 115% of the outstanding principal of the convertible note to be redeemed and accrued and unpaid interest and unpaid late charges thereon, and (ii) an amount equal to the market value of the shares of the common stock underlying the Akerna Notes, as determined in accordance with the Akerna Notes. Upon the occurrence of certain events of default relating to the bankruptcy of Akerna, whether occurring prior to or following the maturity date, Akerna will be required to immediately redeem the Akerna Notes, in cash, for an amount equal to 115% of the outstanding principal of the Akerna Notes, and accrued and unpaid interest and unpaid late charges thereon, without the requirement for any notice or demand or other action by any holder or any other person or entity. We may not have sufficient funds to settle the redemption price and, as described above, this could trigger rights under the security interest granted to the holders and result in the foreclosure of their security interests and liquidation of some or all of our assets.

The exercise of any of these rights upon an event of default could substantially harm our financial condition, substantially dilute our other shareholders and force us to reduce or cease operations and investors may lose all or part of their investment.

Risks Related to Akerna Common Stock

If Akerna’s Common Stock is delisted from Nasdaq, the liquidity and price of Akerna’s Common Stock could decrease and Akerna’s ability to obtain financing could be impaired.

On March 22, 2023, Akerna received a notification letter from The Nasdaq Stock Market stating that Akerna is not in compliance with the minimum bid price requirement, which requires our listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”). The notification stated that Akerna has a compliance period of 180 calendar days, or until September 18, 2023, to regain compliance with the Minimum Bid Price Requirement. If at any time during this 180-day compliance period the closing bid price of Akerna Common Stock is at least $1.00 per share for a minimum of ten consecutive business days, then the Nasdaq Stock Market will provide Akerna with written confirmation of compliance and the matter will be closed.

If compliance cannot be demonstrated by September 18, 2023, Akerna may be eligible for additional time. To qualify, Akerna will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards on the Nasdaq Capital Market (except the bid price requirement). In addition, Akerna would be required to provide written notice of our intention to cure the minimum bid price deficiency during this second 180-day compliance period by effecting a reverse stock split, if necessary. If Akerna is not granted an additional 180-day compliance period, then Nasdaq will provide written notification that Akerna’s securities will be subject to delisting. At that time, Akerna may appeal the determination to delist our securities to a Nasdaq hearings panel. There can be no assurance that Akerna will regain compliance with the Minimum Bid Price Requirement or otherwise maintain compliance with the other listing requirements.

On March 23, 2023, Akerna received notice from The Nasdaq Stock Market advising Akerna that it is not in compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) requires companies listed on The Nasdaq Capital Market to maintain stockholders’ equity of at least $2,500,000 (the “Stockholders’ Equity Requirement”). In Akerna’s Annual Report on Form 10-K for the year ended December 31, 2022, Akerna reported stockholders’ equity of ($4,825,528), which is below the Stockholders’ Equity Requirement for continued listing.

Pursuant to the notice, Nasdaq gave Akerna 45 calendar days, or until May 8, 2023, to submit to Nasdaq a plan to regain compliance. Akerna submitted its plan on May 8, 2023 and it is under reviewd by the staff of the Nasdaq.

There can be no assurance that Akerna’s plan will be accepted or that if it is, Akerna will be able to regain compliance. If Akerna’s plan to regain compliance is not accepted, or if it is and Akerna does not regain compliance within 180 days from the date of Nasdaq’s letter, or if Akerna fails to satisfy another Nasdaq requirement for continued listing, Nasdaq could provide notice that Akerna’s common stock will become subject to delisting. In such event, Nasdaq rules would permit Akerna to appeal the decision to reject Akerna’s proposed compliance plan or any delisting determination to a Nasdaq Hearings Panel. The hearing request would stay any suspension or delisting action pending the conclusion of the hearing process and the expiration of any additional extension period granted by the panel following the hearing.

We may seek to raise additional funds, finance acquisitions, or develop strategic relationships by issuing securities that would dilute investors’ ownership. Depending on the terms available to us, if these activities result in significant dilution, it may negatively impact the trading price of our shares of Akerna Common Stock.

Any additional financing that we secure, may require the granting of rights, preferences, or privileges senior to, or pari passu with, those of Akerna Common Stock. Any issuances by us of equity securities may be at or below the prevailing market price of Akerna Common Stock and in any event, may have a dilutive impact on stockholders’ ownership interest, which could cause the market price of our common stock to decline. We may also raise additional funds through the incurrence of debt, subject to the limitations imposed by the Akerna Notes, or the issuance or sale of other securities or instruments senior to our shares of common stock. We cannot be certain how the repayment of the Akerna Notes will be funded and we may issue further equity or debt in order to raise funds to repay the promissory notes, including funding that may be highly dilutive. The holders of any securities or instruments we may issue may have rights superior to the rights of our common stockholders. If we experience dilution from the issuance of additional securities and we grant superior rights to new securities over holders of our common stock, it may negatively impact the trading price of our shares of common stock and stockholders may lose all or part of their investment.

Pursuant to the terms of the Exchange Agreements, we are required to complete a financing for $500,000 prior to a portion of the Akerna Notes being exchanged for Series C Preferred Stock. We anticipate that we will complete that financing prior to the record date of the special meeting. Per the requirements of the Exchange Agreement, half of the proceeds of such financing will be used to redeem outstanding principal amount of Akerna Notes.

Pursuant to the Merger Agreement, Akerna can raise up to $5 million in financings to meet its ongoing expenses until closing of the Merger. Any amounts above $5 million have to be loaned to Gryphon pursuant to the terms of the Merger Agreement.

Warrants are exercisable for Akerna Common Stock, which could increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Currently, there are warrants to purchase 2,573,299 shares of Akerna Common Stock. Akerna’s warrants issued in 2019 are exercisable for 290,690 shares of Akerna Common Stock at $230.00 per share. Akerna’s warrants issued in July of 2022 are exercisable for a combined amount of 2,282,609 shares of Akerna Common Stock at $0.88 per share. To the extent such warrants are exercised, additional shares of common stock will be issued, which will result in dilution to the then-existing holders of common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our common stock.

Certain of our warrants are accounted for as a derivative liability and are recorded at fair value upon issuance with any changes in fair value each period reported in our statement of operations, which may have an adverse effect on the market price of our securities.

We had 225,635 warrants that were issued in private placements that occurred concurrently with the initial public offering of Mtech Acquisitions Corp., our successor (the “private warrants”). These private warrants and the shares of Akerna Common Stock issuable upon the exercise of the private warrants are exercisable for cash or on a cashless basis, at the holder’s option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the private warrants are held by someone other than the initial purchasers or their permitted transferees, the private warrants will be redeemable by Akerna and exercisable by such holders on the same basis as the warrants included in the units sold in the initial public offering, in which case the 225,635 private warrants could be redeemed by Akerna for $2,256.35. Under generally accepted accounting principles in the United States (“GAAP”), Akerna is required to evaluate contingent exercise provisions of these warrants and then their settlement provisions to determine whether they should be accounted for as a warrant liability or as equity. As a result of the provision that the private warrants, when held by someone other than the initial purchasers or their permitted transferees, will be redeemable by Akerna, the requirements for accounting for these warrants as equity are not satisfied. Therefore, we are required to account for these private warrants as a warrant liability and record (a) that liability at fair value and (b) any subsequent changes in fair value as of the end of each period for which earnings are reported. The impact of changes in fair value on earnings may have an adverse effect on the market price of our common stock.

If we do not maintain a current and effective prospectus relating to the common stock issuable upon exercise of the warrants, public holders will only be able to exercise such warrants or pre-funded warrants on a “cashless basis.”

If we do not maintain a current and effective prospectus relating to the shares of common stock issuable upon exercise of the warrants at the time that holders wish to exercise such warrants, they will only be able to exercise them on a “cashless basis,” and under no circumstances would we be required to make any cash payments or net cash settle such warrants to the holders. As a result, the number of shares of common stock that holders will receive upon exercise of the warrants will be fewer than it would have been had such holders exercised their warrants. Under the terms of the warrants, we have agreed to use our best efforts to maintain a current and effective prospectus relating to the shares of common stock issuable upon exercise of such warrants until the expiration of such warrants. However, we cannot assure you that we will be able to do so. If we are unable to do so, the potential “upside” of the holder’s investment in our company may be reduced.

Provisions of the warrants could discourage an acquisition of us by a third party.

Certain provisions of the warrants could make it more difficult or expensive for a third party to acquire us. The warrants prohibit us from engaging in certain transactions constituting “fundamental transactions” unless, among other things, the surviving entity assumes our obligations under the warrants.

We may face additional risks, including regulatory, litigation, stockholder or other actions and negative impacts on our stock price, as a result of the material weakness in our internal control over financial reporting and revisions to our financial statements.

As a result of our material weaknesses in internal control over financial reporting, we face potential additional risks, including regulatory, litigation, stockholder or other actions and negative impacts on our stock price, which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the material weakness in our internal control over financial reporting and the preparation of our financial statements. As of the date of this report, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition.

The market price of the Akerna Common Stock is particularly volatile given our status as a relatively new public company with a generally small and thinly traded public float, which could lead to wide fluctuations in our share price. Stockholders may be unable to sell their shares of Akerna Common Stock at or above their purchase price, which may result in substantial losses to them.

The market for shares of Akerna Common Stock is characterized by significant price volatility when compared to the shares of larger, more established companies that trade on a national securities exchange and have large public floats, and we expect that our share price will continue to be more volatile than the shares of such larger, more established companies for the indefinite future. The volatility in our share price is attributable to a number of factors, including the fact that our shares are thinly traded relative to larger, more established companies. The price for shares of Akerna Common Stock could, for example, decline precipitously in the event that a large number of shares of Akerna Common Stock are sold on the market without commensurate demand. Currently, there are warrants to purchase 2,573,299 shares of Akerna Common Stock. Akerna’s warrants issued in 2019 are exercisable for 290,690 shares of Akerna Common Stock at $230.00 per share. Akerna’s warrants issued in July of 2022 are exercisable for a combined amount of 2,282,609 shares of Akerna Common Stock at $0.88 per share. Further, the current $8.3 million principal amount of the Akerna Notes is convertible at a price of $1.20 per share, which would result in the issuance of 6,916,666 shares of Akerna Common Stock upon the conversion of the Akerna Notes in full. If these securities are exercised or converted and sold into the open market could cause our stock price to decline. In addition, because we may be considered a speculative or “risky” investment due to our lack of profits to date, certain investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares of Akerna Common Stock on the market more quickly and at greater discounts, thus resulting in a rapid downward decline in the price of Akerna Common Stock. Many of these factors are beyond our control and may decrease the market price of Akerna Common Stock, regardless of our operating performance.

The market price of Akerna Common Stock is still likely to be highly volatile and subject to wide fluctuations, and stockholders may be unable to resell shares of Akerna Common Stock at or above the price at which they are acquired.

The market price of Akerna Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including, but not limited to:

•        Variations in our revenues and operating expenses;

•        Actual or anticipated changes in the estimates of our operating results or changes in stock market analyst recommendations regarding Akerna Common Stock, other comparable companies, or our industry generally;

•        Market conditions in our industry, the industries of our clients, and the economy as a whole;

•        Actual or expected changes in our growth rates or our competitors’ growth rates;

•        Developments in the financial markets and worldwide or regional economies;

•        Announcements of innovations or new products or services by us or our competitors;

•        Announcements by the governments and other regulatory authorities relating to regulations that apply to our industry;

•        Sales of Akerna Common Stock or other securities by us or in the open market; and

•        Changes in the market valuations of other comparable companies.

The trading price of our shares of Akerna Common Stock might also decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, operating results, and financial condition.

We have not paid dividends in the past and do not expect to pay dividends for the foreseeable future, and any return on investment may be limited to potential future appreciation in the value of our common stock.

We currently intend to retain any future earnings to pay Transaction expenses and do not anticipate paying cash dividends on our shares of Akerna Common Stock in the foreseeable future. Payment of any future dividends will be at the discretion of the board of directors of the combined company after taking into account various factors, including without limitation, financial condition, operating results, cash needs, growth plans, and the terms of any credit agreements that the combined company may be a party to at the time. To the extent we do not pay dividends, the common stock of the combined company may be less valuable because a return on investment will only occur if and to the extent its stock price appreciates, which may never occur. In addition, investors must rely on sales of their common stock after price appreciation as the only way to realize their investment, and if the price of the combined company’s common stock does not appreciate, then there will be no return on investment.

General Risks

Any failure to maintain effective disclosure controls and procedures and internal control over our financial reporting could materially adversely affect us.

We do not currently have effective disclosure controls and procedures and internal control over financial reporting. Effective disclosure controls and procedures provides reasonable assure that our public reports contain necessary material information as required by applicable securities laws. Effective internal control over financial reporting provides reasonable assurance on our ability to provide reliable financial reports, effectively prevent fraud and operate successfully as a public company. If we cannot provide accurate and timely reports and reliable financial reports or prevent fraud, our reputation and operating results would be harmed. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the regulatory compliance and reporting requirements that are applicable to us. Failure to remediate material weaknesses in internal controls over financial reporting could result in material misstatements in our financial statements.

Our management has identified material weaknesses in our internal controls over financial reporting and has concluded that due to such material weaknesses, our internal controls over financial reporting (including disclosure controls and procedures) were not effective as of December 31, 2022. If not remediated, our failure to establish and maintain effective disclosure controls and procedures over financial reporting could result in material misstatements in our financial statements and a failure to meet our reporting and financial obligations, each of which could have a material adverse effect on our financial condition and the trading price of our common stock.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Compliance with these rules and regulations increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our shares of common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates. It cannot be predicted if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

Our operations could be adversely affected by events outside of our control, such as natural disasters, wars, or health epidemics.

We may be impacted by business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods, and fires. An outbreak of any of the foregoing or fear of any of the foregoing could adversely impact us by disrupting the operations of our clients, which could result in delayed payments, non-renewal of contracts, and other adverse effects on the market for our products or by causing product development and implementation delays and disruptions (including as a result of government regulation and prevention measures). We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results, and financial condition.

Proposed legislation in the U.S. Congress, including changes in U.S. tax law, and the recently enacted Inflation Reduction Act of 2022, may adversely impact us and the value of our common stock.

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact our financial performance and the value of shares of our common stock. Additionally, states in which we operate or own assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on us or our investors is uncertain.

In addition, the recently enacted Inflation Reduction Act of 2022 includes provisions that will impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that will impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of Treasury and we cannot predict how this legislation or any future changes in tax laws might affect us or investors in our common stock.

Risks Related to Gryphon

Risks Related to the Price of Bitcoin

Gryphon’s future success will depend upon the value of Bitcoin; the value of Bitcoin may be subject to pricing risk and has historically been subject to wide swings.

Gryphon’s operating results depend on the value of Bitcoin because it is the only cryptocurrency that Gryphon mines. Specifically, Gryphon’s revenues from its bitcoin mining operations are based on two factors: (1) the number of bitcoin rewards Gryphon successfully mines and (2) the value of Bitcoin. In addition, Gryphon’s operating results are directly impacted by changes in the value of Bitcoin, because under the value measurement model, impariment of Bitcoin and realized gains will be reflected in Gryphon’s statement of operations (i.e., Gryphon will be marking bitcoin to fair value each closing period). This means that Gryphon’s operating results will be subject to swings based upon increases or decreases in the value of Bitcoin. Further, Gryphon’s current application-specific integrated circuit, or ASIC, machines (which Gryphon refers to as “miners”) are principally utilized for mining bitcoin and cannot mine other cryptocurrencies, such as ether, that are not mined utilizing the “SHA-256 algorithm.” If other cryptocurrencies were to achieve acceptance at the expense of Bitcoin causing the value of Bitcoin to decline, or if Bitcoin were to switch its proof of work algorithm from SHA-256 to another algorithm for which Gryphon’s miners are not specialized, or the value of Bitcoin were to decline for other reasons, particularly if such decline were significant or over an extended period of time, Gryphon’s operating results would be adversely affected, and there could be a material adverse effect on Gryphon’s ability to continue as a going concern or to pursue Gryphon’s strategy at all, which could have a material adverse effect on Gryphon’s business, prospects or operations, and harm investors.

Bitcoin market prices, which have historically been volatile and are impacted by a variety of factors (including those discussed below), are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of Bitcoin, which inflates and makes its market prices more volatile or creates “bubble” type risks for Bitcoin.

The lack of regulation of digital asset exchanges which Bitcoin, and other cryptocurrencies, are traded on, may expose Gryphon to the effects of negative publicity resulting from fraudulent actors in the cryptocurrency space, and can adversely affect an investment in Gryphon.

The digital asset exchanges on which Bitcoin is traded are relatively new and largely unregulated. Many digital asset exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices, or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, such digital asset exchanges, including prominent exchanges handling a significant portion of the volume of digital asset trading. In 2022, FTX Trading LTD. (“FTX”) and a number of other digital asset exchanges filed for bankruptcy proceedings after failing to solve financial issues caused by the falling prices of Bitcoin and other cryptocurrencies. FTX and others became the subjects of investigations by various governmental agencies for, among other things, fraud, which caused a loss of confidence in cryptocurrency market participants and an increase in negative publicity for the digital asset ecosystem. As a result, many digital asset markets, including the market for Bitcoin, did and continue to experience increased price volatility. The Bitcoin ecosystem may continue to be negatively impacted and experience long term volatility if public confidence cannot rebound or decreases again due similar future events.

These events are continuing to develop and it is not possible to predict, at this time, every risk that they may pose to Gryphon, Gryphon’s service providers, or the digital asset industry as a whole. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence in digital asset networks and result in greater volatility in cryptocurrency values. These potential consequences of a digital asset exchange’s failure could adversely affect an investment in Gryphon.

The Bitcoin market is exposed to financially troubled cryptocurrency-based companies.

The failure of several cryptocurrency platforms has impacted and may continue to impact the broader cryptocurrency economy; the full extent of these impacts may not yet be known. Bitcoin is part of the cryptocurrency environment and is subject to price volatility resulting from financial instability, poor business practices, and fraudulent activities of players in the cryptocurrency market. When investors in cryptocurrency and cryptocurrency-based companies experience financial difficulty as a result of price volatility, poor business practices, and/or fraud, it has caused, and may continue to cause, loss of confidence in the cryptocurrency space, reputational harm to cryptocurrency assets, heightened scrutiny by regulatory authorities and law makers, and a steep decline in the value of Bitcoin, among other material impacts. Such adverse effects have affected, and may in the future continue to affect, the profitability of Gryphon’s bitcoin mining operations.

There is a lack of liquid markets for, and possible manipulation of, blockchain/cryptocurrency-based assets.

Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers, requiring them to be subjected to rigorous listing standards and rules, and monitor investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. The more relaxed a distributed ledger platform is about vetting issuers of cryptocurrency assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system. Such circumstances could have a material adverse effect on Gryphon’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on Gryphon’s business, prospects or operations and potentially the value of any bitcoin that Gryphon mines or otherwise acquires or holds for its own account, which in turn could harm investors.

Acceptance and/or widespread use of Bitcoin are uncertain.

Currently, there is a relatively limited use of Bitcoin in the retail and commercial marketplace. Banks and other established financial institutions may refuse to process funds for Bitcoin transactions, process wire transfers to or from Bitcoin exchanges, Bitcoin-related companies or service providers, or maintain accounts for persons or entities transacting in Bitcoin. Conversely, a significant portion of Bitcoin demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines Bitcoin’s role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Market capitalization for Bitcoin as a medium of exchange and payment method may always be low.

The relative lack of acceptance of Bitcoin in the retail and commercial marketplace limits the ability of end users to use bitcoin to pay for goods and services. Such lack of acceptance could have a material adverse effect on Gryphon’s ability to continue as a going concern or to pursue Gryphon’s strategy at all, which could have a material adverse effect on Gryphon’s business, prospects or operations and potentially the value of Bitcoin Gryphon mines or otherwise acquires or holds for its own account.

The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in Gryphon.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs cryptocurrency assets, including Bitcoin, based upon a computer-generated mathematical and/or cryptographic protocol. Large-scale acceptance of Bitcoin as a means of payment has not, and may never, occur. The growth of this industry in general, and the use of Bitcoin in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:

•        continued worldwide growth in the adoption and use of Bitcoin as a medium of exchange;

•        governmental and quasi-governmental regulation of Bitcoin and its use, or restrictions on or regulation of access to and operation of the Bitcoin network or similar cryptocurrency systems;

•        changes in consumer demographics and public tastes and preferences;

•        the maintenance and development of the open-source software protocol of the network;

•        the increased consolidation of contributors to the Bitcoin blockchain through mining pools;

•        the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•        the use of the networks supporting cryptocurrencies for developing smart contracts and distributed applications;

•        general economic conditions and the regulatory environment relating to cryptocurrencies; and

•        negative consumer sentiment and perception of Bitcoin specifically and cryptocurrencies generally.

The outcome of these factors could have negative effects on Gryphon’s ability to continue as a going concern or to pursue Gryphon’s business strategy at all, which could have a material adverse effect on Gryphon’s business, prospects or operations as well as a potentially negative effect on the value of any bitcoin that Gryphon mines or otherwise acquires or holds for Gryphon’s own account, which would harm investors.

The bitcoin reward for successfully uncovering a block will halve several times in the future and Bitcoin value may not adjust to compensate Gryphon for the reduction in the rewards Gryphon receives from its mining efforts.

Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For Bitcoin, the reward was initially set at 50 bitcoin currency rewards per block. This was cut in half to 25 on November 28, 2012 at block 210,000, and then again to 12.5 on July 9, 2016 at block 420,000. The most recent halving for Bitcoin happened on May 11, 2020 at block 630,000 and the reward reduced to 6.25. The next halving will likely occur in 2024. This process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million, which is expected around 2140. While Bitcoin has had a history of price fluctuations around the halving of its rewards, there is no guarantee that the price change would be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of Bitcoin or a proportionate decrease in mining difficulty does not follow these anticipated halving events, the revenue Gryphon earns from its bitcoin mining operations would see a corresponding decrease, which would have a material adverse effect on Gryphon’s business and operations.

Cryptocurrencies, including Bitcoin, face significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times, and attempts to increase the volume of transactions may not be effective. Scaling cryptocurrencies is essential to the widespread acceptance of cryptocurrencies as a means of payment, which widespread acceptance is important to the continued growth and development of Gryphon’s business. Many cryptocurrency networks, including the Bitcoin network, face significant scaling challenges. For example, cryptocurrencies are limited with respect to how many transactions can occur per second. Participants in the cryptocurrency ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, and sharding (a horizontal partition of data in a database or search engine), which would not require every single transaction to be included in every single miner’s or validator’s block. However, there is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of cryptocurrency and, specifically, Bitcoin transactions will be effective, or how long they will take to become effective, which could adversely affect Gryphon’s business.

Transaction fees may decrease demand for Bitcoin and prevent expansion that could adversely impact an investment in Gryphon.

As the number of bitcoins awarded for solving a block in a blockchain decreases, the incentive for miners to continue to contribute to the Bitcoin network may transition from a set reward to transaction fees. In order to incentivize miners to continue to contribute to the Bitcoin network, the Bitcoin network may either formally or informally transition from a set reward to transaction fees earned upon solving a block. This transition could be accomplished by miners independently electing to record in the blocks they solve only those transactions that include payment of a transaction fee. If transaction fees paid for Bitcoin transactions become too high, the marketplace may be reluctant to accept Bitcoin as a means of payment and existing users may be motivated to switch from Bitcoin to another cryptocurrency or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for Bitcoin and prevent the expansion of the Bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of Bitcoin that could adversely impact Gryphon’s business. Decreased use and demand for bitcoins that Gryphon has accumulated may adversely affect their value and may adversely impact an investment in Gryphon.

The price of Bitcoin may be affected by the sale of Bitcoin by other vehicles investing in Bitcoin or tracking Bitcoin markets.

The global market for Bitcoin is characterized by supply constraints that differ from those present in the markets for commodities or other assets such as gold and silver. The mathematical protocols under which Bitcoin is mined permit the creation of a limited, predetermined amount of currency, while others have no limit established on total supply. To the extent that other vehicles investing in Bitcoin or tracking Bitcoin markets form and come to represent a significant proportion of the demand for Bitcoin, large redemptions of the securities of those vehicles and the subsequent sale of Bitcoin by such vehicles could negatively affect Bitcoin prices and therefore affect the value of the Bitcoin holdings Gryphon holds. Such events could have a material adverse effect on Gryphon’s ability to continue as a going concern or to pursue Gryphon’s new strategy at all, which could have a material adverse effect on Gryphon’s business, prospects or operations and potentially the value of any bitcoin that Gryphon mines or otherwise acquires or holds for its own account.

The development of other cryptocurrencies and/or digital currencies may adversely affect the value of Bitcoin.

To the extent that other cryptocurrencies are introduced into the market, gain traction and are supported by the deployment of significant resources, the success of any such cryptocurrency could lead to a decrease in demand and the potential exclusion of existing cryptocurrencies, such as Bitcoin.

In addition, central banks in some countries have started to introduce digital forms of legal tender. Whether or not they incorporate blockchain or similar technology, central bank digital currencies as legal tender in the issuing jurisdiction could have an advantage in competing with, or replacing, Bitcoin and other cryptocurrencies as a medium of exchange or store of value. As a result, the value of Bitcoin could decrease, which could have a material adverse effect on Gryphon’s business, prospects, financial condition, and operating results.

If a malicious actor or botnet obtains control in excess of 50% of the processing power active on any digital asset network, including the Bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that adversely affects an investment in Gryphon.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on any digital asset network, including the Bitcoin network, it may be able to alter the blockchain by constructing alternate blocks if it is able to solve for such blocks faster than the remainder of the miners on the blockchain can add valid blocks. In such alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new digital assets or transactions using such control. Using alternate blocks, the malicious actor could “double-spend” its own digital assets (i.e., spend the same digital assets in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintains control. To the extent that such malicious actor or botnet does not yield its majority control of the processing power or the digital asset community does not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible. Such changes could adversely affect an investment in Gryphon.

For example, in late May and early June 2014, a mining pool known as GHash.io approached and, during a 24- to 48-hour period may have exceeded, the threshold of 50% of the processing power on the Bitcoin network. To the extent that GHash.io did exceed 50% of the processing power on the network, reports indicate that such threshold was surpassed for only a short period, and there are no reports of any malicious activity or control of the blockchain performed by GHash.io. Furthermore, the processing power in the mining pool appears to have been redirected to other pools on a voluntary basis by participants in the GHash.io pool, as had been done in prior instances when a mining pool exceeded 40% of the processing power on the Bitcoin network.

The approach towards and possible crossing of the 50% threshold indicate a greater risk that a single mining pool could exert authority over the validation of digital asset transactions. To the extent that the digital assets ecosystems do not act to ensure greater decentralization of digital asset mining processing power, the feasibility of a malicious actor obtaining in excess of 50% of the processing power on any digital asset network (e.g., through control of a large mining pool or through hacking such a mining pool) will increase, which may adversely impact an investment in Gryphon.

The decentralized nature of cryptocurrency systems may lead to slow or inadequate responses to crises, which may negatively affect Gryphon’s business.

The decentralized nature of the governance of cryptocurrency systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many cryptocurrency systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of the Bitcoin blockchain leads to ineffective decision making that slows development and growth of the Bitcoin network protocol, Gryphon’s business may be adversely affected.

The open-source structure of the Bitcoin network protocol means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the Bitcoin network and an investment in Gryphon.

The Bitcoin network operates based on an open-source protocol maintained by contributors, largely on the Bitcoin Core project on GitHub. As an open-source project, Bitcoin is not represented by an official organization or authority. As the Bitcoin network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the Bitcoin network protocol. The lack of guaranteed financial incentive for contributors to maintain or develop the Bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner. Changes to a digital asset network that Gryphon is mining on may adversely affect an investment in Gryphon.

The impact of geopolitical and economic events on the supply and demand for Bitcoin is uncertain.

Geopolitical crises may motivate large-scale purchases of Bitcoin and other cryptocurrencies, which could increase the price of Bitcoin and other cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, which would adversely affect the value of Gryphon’s Bitcoin value following such downward adjustment. Such risks are similar to the risks of purchasing commodities in uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturns may discourage investment in Bitcoin as investors focus their investments on less volatile asset classes as a means of hedging their investment risks.

As an alternative to fiat currencies that are backed by central governments, Bitcoin, which is relatively new, is subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to Gryphon. Political or economic crises may motivate large-scale acquisitions or sales of Bitcoin either globally or locally. Such events could have a material adverse effect on Gryphon’s ability to continue as a going concern or to pursue Gryphon’s new strategy at all, which could have a material adverse effect on Gryphon’s business, prospects or operations and potentially the value of any bitcoin that Gryphon mines or otherwise acquires or holds for its own account.

Gryphon faces risks of Internet disruptions, which could have an adverse effect on the price of Bitcoin.

A disruption of the Internet may affect the use of Bitcoin. Generally, Bitcoin and Gryphon’s business of mining Bitcoin are dependent upon the Internet. A significant disruption in Internet connectivity could disrupt a currency’s network operations until the disruption is resolved and have an adverse effect on the price of Bitcoin and Gryphon’s ability to mine bitcoin.

Risks Related to Operations

Gryphon is an early-stage company and has a limited history of generating profits.

Gryphon was formed in October 2020 and has a limited history upon which an evaluation of Gryphon’s performance and future prospects can be made. Gryphon began mining operations in September 2021, and had no previous existing operations. Gryphon’s current and proposed operations are subject to all of the business risks associated with new enterprises. These include likely fluctuations in operating results as Gryphon reacts to developments in its market, manages its growth and operations, and responds to the entry of competitors into the market. Further, there is no assurance that Gryphon can successfully execute its business plan. Gryphon has had limited revenues generated since its bitcoin miners became operational in September 2021, and consequently recorded losses in 2020 and 2021. Gryphon generated minimal profits in 2022 and may not be able to sustain profitability in the future.

Gryphon may be unable to access sufficient additional capital to fund its operations or for future strategic growth initiatives.

Gryphon’s purchase of its fleet of bitcoin miners was a capital intensive project, and Gryphon anticipates that future strategic growth initiatives will likewise be capital-intensive. Gryphon has raised limited capital through private placements to date and expects to raise additional capital to fund its operations and future strategic growth initiatives. If Gryphon raises additional capital through public or private equity offerings, the ownership interest of Gryphon’s existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect Gryphon’s stockholders’ rights. If Gryphon raises additional capital through debt financing, Gryphon may be subject to covenants limiting or restricting Gryphon’s ability to take specific actions, such as incurring additional debt or liens, making capital expenditures or declaring dividends. Further, Gryphon may be unable to raise capital in a timely manner, in sufficient quantities, or on terms acceptable to Gryphon, if at all. If Gryphon is unable to raise the additional capital needed to fund its operations or execute future strategic growth initiatives, Gryphon may be less competitive in its industry and its results of operations and financial condition may suffer. The value of its securities may also be materially and adversely affected.

Gryphon has a substantial amount of debt and significant debt service obligations.

On May 25, 2022, Anchorage Lending CA, LLC (“Anchorage”) entered into an Equipment Loan and Security Agreement (the “Anchorage Loan Agreement”) with Gryphon Opco I LLC (“Gryphon Opco”), a wholly owned subsidiary of Gryphon, pursuant to which Anchorage loaned Gryphon Opco the principal amount of 933.333333 bitcoin. The loan is payable in principal installments of 42.424242 bitcoin together with initial interest at 5.0% per annum, payable monthly in bitcoin. On March 29, 2023, Gryphon executed an amendment to the Anchorage Loan Agreement (the “Anchorage Loan Amendment”), which, among other things, increase the interest rate to 6.0% per annum.

The Anchorage Loan Agreement, as amended by the Anchorage Loan Amendment, contains certain covenants that limit Gryphon’s ability to engage in certain transactions that may be in Gryphon’s long-term best interest. Subject to certain limited exceptions, these covenants do or may limit Gryphon’s ability to or prohibit Gryphon from permitting any of its subsidiaries to, as applicable, among other things:

•        convey, sell, lease, transfer, assign, or otherwise dispose of all or any part of 7,200 of Gryphon’s bitcoin mining machines and the Coinmint Agreement (as defined below) that are posted as collateral for the loan;

•        keep Gryphon’s bitcoin mining machines at hosting facilities of Gryphon’s choice after March 31, 2024;

•        create, incur, assume, or be liable for any additional indebtedness, or create, incur, allow, or permit to exist any additional liens;

•        declare dividends or other distributions on Gryphon shares, redeem, retire or purchase for value any Gryphon shares, make any payment to retire or obtain the surrender of any Gryphon warrants or options, or make any payment with respect to any earnout obligation;

•        use bitcoin wallet custody or trading execution services of Gryphon’s choice; or

•        merge or consolidate with any entity where Gryphon is not the surviving entity without the execution of additional loan documents.

While Gryphon has not previously breached and is currently in compliance with the covenants contained in the Anchorage Loan Agreement, as amended by the Anchorage Loan Amendment, Gryphon may breach these covenants in the future. Gryphon’s ability to comply with these covenants may be affected by events and factors beyond its control. In the event that Gryphon breaches one or more covenants, Anchorage may choose to declare an event of default and require that Gryphon immediately repay all amounts outstanding under the Anchorage Loan Agreement and terminate any commitment to extend further credit and foreclose on the collateral. The occurrence of any of these events could have a material adverse effect on Gryphon’s business, financial condition and results of operations.

Gryphon’s loss of any of its management or advisory team, its inability to execute an effective succession plan, or its inability to attract and retain qualified personnel, could adversely affect Gryphon’s business.

Gryphon’s success and future growth will depend to a significant degree on the skills and services of its management and advisors, including Robby Chang, Gryphon’s Chief Executive Officer. Gryphon will need to continue to grow its management in order to alleviate pressure on its existing team and in order to continue to develop its business. If Gryphon’s management, including any new hires that Gryphon may make, fail to work together effectively and to execute Gryphon’s plans and strategies on a timely basis, Gryphon’s business could be harmed. Furthermore, if Gryphon fails to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt its business.

The loss of key members of management or advisory team could inhibit Gryphon’s growth prospects. Gryphon’s future success also depends in large part on its ability to attract, retain and motivate key management and operating personnel. As Gryphon continues to develop and expand its operations, it may require personnel with different skills and experiences, and who have sound understandings of Gryphon’s business and the Bitcoin network industry. The market for highly qualified personnel in this industry is very competitive, and Gryphon may be unable to attract such personnel. If Gryphon is unable to attract such personnel, its business could be harmed.

Any valuation at this stage is difficult to assess.

Gryphon’s valuation is based upon a number of estimates and assumptions that may prove later to be inaccurate or incomplete. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and investors may risk overpaying for their investments. Gryphon began its operations in September 2021 and has limited operating experience and performance history, which makes valuation difficult.

If the bitcoin reward for solving blocks and transaction fees is not sufficiently high, Gryphon may not have an adequate incentive to continue mining and may cease mining operations, which will likely lead to Gryphon’s failure to achieve profitability.

As the number of bitcoin rewards awarded for solving a block in a blockchain decreases, Gryphon’s ability to achieve profitability worsens. Decreased use and demand for bitcoin rewards may adversely affect Gryphon’s incentive to expend processing power to solve blocks. If the award of bitcoin rewards for solving blocks and transaction fees are not sufficiently high, Gryphon or other miners may not have an adequate incentive to continue mining and may cease mining operations. Miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make the Bitcoin network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects Gryphon’s activities. A reduction in confidence in the confirmation process or processing power of the network could result and be irreversible. Such events could have a material adverse effect on Gryphon’s business, prospects or operations and potentially the value of any Bitcoin that Gryphon mines or otherwise acquires or holds for its own account.

Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of mining machines and have a negative environmental impact. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as Gryphon’s.

Mining bitcoin requires massive amounts of electrical power, and electricity costs are expected to account for a significant portion of Gryphon’s overall costs. The availability and cost of electricity will restrict the geographic locations of Gryphon’s mining activities. Any shortage of electricity supply or increase in electricity costs in any location where Gryphon plans to operate may negatively impact the viability and the expected economic return for bitcoin mining activities in that location.

Further, Gryphon’s business model can only be successful and Gryphon’s mining operations can only be profitable if the costs, including electrical power costs, associated with bitcoin mining are lower than the price of Bitcoin itself. As a result, any equipment Gryphon deploys can only be successful if Gryphon can obtain access to sufficient electrical power on a cost-effective basis through hosting arrangements with mining data centers. Gryphon’s deployment of new mining equipment requires Gryphon to find sites where that is the case. Even if Gryphon’s electrical power costs do not increase, significant fluctuations in, and any prolonged periods of, low Bitcoin prices may also cause Gryphon’s electrical supply to no longer be cost-effective.

Furthermore, if cryptocurrency mining becomes more widespread, government scrutiny related to restrictions on cryptocurrency mining facilities and their energy consumption may significantly increase. The considerable consumption of electricity by mining operators may also have a negative environmental impact, including contribution to climate change, which could set the public opinion against allowing the use of electricity for bitcoin mining activities. This, in turn, could lead to governmental measures restricting or prohibiting the use of electricity for bitcoin mining activities. For example, in September 2022, the White House issued a report regarding the Climate and Energy Implications of Crypto-Assets in the United States. The report states that the Department of Energy and

Environmental Protection Agency should initiate a process to solicit data and develop environmental performance and energy conservation standards for crypto-asset technologies, including mining equipment. Should such measures prove ineffective at achieving the Administration’s environmental goals, the report calls for the Administration to explore executive actions and legislation to limit or eliminate the use of high energy intensity consensus mechanisms for crypto-asset mining in the United States. Any such development in the jurisdictions where Gryphon plans to operate could increase Gryphon’s compliance burdens and have a material adverse effect on Gryphon’s business, prospects, financial condition, and operating results.

Additionally, the mining data centers at which Gryphon maintains its mining equipment could be materially adversely affected by power outages and similar disruptions. Given the power requirements for Gryphon’s mining equipment, it would not be feasible to run this equipment on back-up power generators in the event of a government restriction on electricity or a power outage. If Gryphon is unable to receive adequate power supply and is forced to reduce its operations due to the availability or cost of electrical power, it would have a material adverse effect on Gryphon’s business, prospects, financial condition, and operating results.

Gryphon’s bitcoin may be subject to loss, theft or restriction on access.

There is a risk that some or all of Gryphon’s bitcoin could be lost or stolen. Cryptocurrencies are stored in cryptocurrency sites commonly referred to as “wallets” by holders of cryptocurrencies, which may be accessed to exchange a holder’s cryptocurrency assets. Access to Gryphon’s bitcoin assets could also be restricted by cybercrime (such as a denial of service attack) against a service at which Gryphon maintains a hosted hot wallet. A hot wallet refers to any cryptocurrency wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any cryptocurrency wallet that is not connected to the Internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions, and Gryphon may experience lag time in its ability to respond to market fluctuations in the price of Gryphon’s bitcoin assets. Gryphon expects to hold all of its bitcoin in a combination of insured institutional custody services and multisignature cold storage wallets, and maintain secure backups to reduce the risk of malfeasance, but the risk of loss of Gryphon’s bitcoin assets cannot be wholly eliminated. Gryphon utilizes hot wallets on exchanges to liquidate daily mining rewards. Amounts held in hot wallets are limited to one day’s worth of revenue to mitigate risk of loss. Any restrictions on access to Gryphon’s hot wallet accounts due to cybercrime or other reasons could limit Gryphon’s ability to convert bitcoin to cash, potentially resulting in liquidity issues.

Hackers or malicious actors may launch attacks to steal, compromise or secure bitcoin, such as by attacking the Bitcoin network source code, exchange miners, third-party platforms, cold and hot storage locations or software, through phishing schemes or by other means. Several errors and defects in such codes have been found previously, including those that disabled some functionality for users and exposed users’ information. Exploitations of flaws in the source code that allow malicious actors to take or create money have previously occurred. Despite Gryphon’s efforts and processes to prevent breaches, Gryphon’s devices, as well as Gryphon’s miners, computer systems and those of third parties that Gryphon uses in its operations, are vulnerable to cybersecurity risks, including cyberattacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with Gryphon’s miners and computer systems or those of third parties that Gryphon uses in its operations. Any of these events may adversely affect Gryphon’s operations and, consequently, Gryphon’s investments and profitability. The loss or destruction of a private key required to access Gryphon’s digital wallets may be irreversible and Gryphon may be denied access for all time to its bitcoin holdings or the holdings of others held in those compromised wallets. Gryphon’s loss of access to its private keys or a data loss relating to Gryphon’s digital wallets could adversely affect Gryphon’s investments and assets.

Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public blockchain. Gryphon will publish the public key relating to digital wallets in use when Gryphon verifies the receipt of transfers and disseminates such information into the network, but Gryphon will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, Gryphon will be unable to access its bitcoin rewards and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store Gryphon’s bitcoin could have a material adverse effect on Gryphon’s ability to continue as a going concern or to pursue its new strategy at all, which could have a material adverse effect on Gryphon’s business, prospects or operations and potentially the value of any bitcoin that Gryphon mines or otherwise acquires or holds for its own account.

Incorrect or fraudulent cryptocurrency transactions may be irreversible.

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. As a result, any incorrectly executed or fraudulent Bitcoin transactions could adversely affect Gryphon’s investments and assets. Cryptocurrency transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrency from the transaction. In theory, Bitcoin transactions may be reversible with the control or consent of a majority of processing power on the Bitcoin network; however, Gryphon does not now, nor is it feasible that Gryphon could in the future, possess sufficient processing power to effect such a reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of a cryptocurrency or a theft thereof generally will not be reversible and Gryphon may not have sufficient recourse to recover its losses from any such transfer or theft. It is possible that, through computer or human error, or through theft, fraud, phishing schemes or other criminal action, Gryphon’s cryptocurrency rewards could be transferred in incorrect amounts or to unauthorized third parties or uncontrolled accounts. Further, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen cryptocurrency. In the event of a loss, Gryphon would be reliant on existing private investigative entities to investigate any such loss of Gryphon’s bitcoin assets. These third-party service providers rely on data analysis and compliance of Internet service providers with traditional court orders to reveal information such as the IP addresses of any attackers who may have targeted Gryphon. To the extent that Gryphon is unable to recover its losses from such action, error, theft or other criminal action, such events could have a material adverse effect on Gryphon’s ability to continue as a going concern or to pursue Gryphon’s new strategy at all, which could have a material adverse effect on Gryphon’s business, prospects or operations of and potentially the value of any bitcoin that Gryphon mines or otherwise acquires or holds for its own account.

Gryphon may be affected by price fluctuations in the wholesale and retail power markets.

Market prices for power, generation capacity and ancillary services, are unpredictable. Depending upon the effectiveness of any price risk management activity undertaken by Gryphon, including but not limited to attempts to secure hosting services contracts at fixed fees, an increase in market prices for power, generation capacity, and ancillary services may adversely affect Gryphon’s business, prospects, financial condition, and operating results. Long- and short-term power prices may fluctuate substantially due to a variety of factors outside of Gryphon’s control, including, but not limited to:

•        increases and decreases in generation capacity;

•        changes in power transmission or fuel transportation capacity constraints or inefficiencies;

•        volatile weather conditions, particularly unusually hot or mild summers or unusually cold or warm winters;

•        technological shifts resulting in changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools, expansion and technological advancements in power storage capability and the development of new fuels or new technologies for the production or storage of power;

•        federal and state power, market and environmental regulation and legislation; and

•        changes in capacity prices and capacity markets.

If Gryphon is unable to secure power supply at prices or on terms acceptable to it, a material adverse effect on Gryphon’s business, prospects, financial condition, and operating results would occur.

To remain competitive in Gryphon’s industry, Gryphon seeks to grow its hash rate to match the growing network hash rate and increasing network difficulty of the Bitcoin blockchain, and if Gryphon is unable to grow its hash rate at pace with the network hash rate, Gryphon’s chance of earning bitcoin from its mining operations would decline.

As the adoption of Bitcoin has increased, the price of Bitcoin has generally appreciated, causing the demand for new bitcoin rewards for successfully solving blocks on the Bitcoin blockchain to likewise increase. This has encouraged more miners to attempt to mine bitcoin, which increases the global network hash rate deployed in support of the Bitcoin blockchain.

Because a miner’s relative chance of successfully solving a block and earning a new bitcoin reward is generally a function of the ratio the miner’s individual hash rate bears to the global network hash rate, as the global network hash rate increases, a miner must increase its individual hash rate to maintain its chances of earning new bitcoin rewards. Therefore, as new miners enter the industry and as miners deploy greater and greater numbers of increasingly powerful machines, existing miners must seek to continually increase their hash rates to remain competitive. Thus, a feedback loop is created: as Bitcoin gains popularity and its relative market price increases, more miners attempt to mine bitcoin and the Bitcoin network hash rate is increased; in response, existing miners and new miners devote more and more hash rate to the Bitcoin blockchain by deploying greater numbers of increasingly powerful machines in an attempt to ensure their abilities to earn additional bitcoin rewards do not decrease. Compounding this feedback loop, the network difficulty of the Bitcoin network (i.e., the amount of work (measured in hashes) necessary to solve a block) is periodically adjusted to maintain the pace of new block additions (with one new block added to the blockchain approximately every ten minutes), and thereby control the supply of Bitcoin. As miners deploy more hash rate and the Bitcoin network hash rate is increased, the Bitcoin network difficulty is adjusted upwards by requiring more hash rate to be deployed to solve a block. Thus, miners are further incentivized to grow their hash rates to maintain their chances of earning new bitcoin rewards. In theory, these dual processes should continually replicate themselves until the supply of available bitcoin is exhausted. In response, miners have attempted to achieve greater hash rates by deploying increasingly sophisticated and expensive miners in ever greater quantities. This has become the Bitcoin mining industry’s great “arms race.” Moreover, because there are very few manufacturers of miners capable of producing a sufficient number of miners of adequate quality to meet this need, scarcity results and miner prices increase. Compounding this phenomenon, it has been observed that some manufacturers of bitcoin miners may increase their prices for new miners as the market price of Bitcoin increases.

Accordingly, for Gryphon to maintain its chances of earning new bitcoin rewards and remaining competitive in its industry, Gryphon must seek to continually add new miners to grow its hash rate at pace with the growth in the Bitcoin network hash rate. However, as demand has increased and scarcity in the supply of new miners has resulted, the price of new miners has increased, and Gryphon expects this process to continue in the future as demand for bitcoin increases. Therefore, if the price of Bitcoin is not sufficiently high to allow Gryphon to fund its hash rate growth through new miner acquisitions, and if Gryphon is otherwise unable to access additional capital to acquire these miners, Gryphon’s hash rate may stagnate and Gryphon may fall behind its competitors. If this happens, Gryphon’s chances of earning new bitcoin rewards would decline and, as such, its results of operations and financial condition may suffer.

Gryphon’s business is dependent on a small number of digital asset mining equipment suppliers.

Gryphon’s business is dependent upon digital asset mining equipment suppliers providing an adequate supply of new generation digital asset mining machines at economical prices to customers intending to purchase its hosting and other solutions. The growth in Gryphon’s business is directly related to increased demand for hosting services and digital assets such as Bitcoin, which is dependent in large part on the availability of new generation mining machines offered for sale at a price conducive to profitable digital asset mining, as well as the trading price of digital assets such as Bitcoin. The market price and availability of new mining machines fluctuates with the price of Bitcoin and can be volatile. Higher Bitcoin prices increase the demand for mining equipment and increase the cost. In addition, as more companies seek to enter the mining industry, the demand for machines may outpace supply and create mining machine equipment shortages. There are no assurances that digital asset mining equipment suppliers will be able to keep pace with any surge in demand for mining equipment. Further, manufacturing mining machine purchase contracts are not favorable to purchasers and Gryphon may have little or no recourse in the event a mining machine manufacturer defaults on its mining machine delivery commitments. If Gryphon and its customers are not able to obtain a sufficient number of digital asset mining machines at favorable prices, its growth expectations, liquidity, financial condition and results of operations will be negatively impacted.

Mining machines rely on components and raw materials that may be subject to price fluctuations or shortages, including ASIC chips that have been subject to an ongoing significant shortage.

In order to build and sustain Gryphon’s self-mining operations, Gryphon will depend on third parties to provide it with ASIC chips and other critical components for its mining equipment, which may be subject to price fluctuations or shortages. For example, the ASIC chip is the key component of a mining machine as it determines the efficiency of the device. The production of ASIC chips typically requires highly sophisticated silicon wafers, which currently only a small number of fabrication facilities, or wafer foundries, in the world are capable of producing. ASIC chips were recently subject to significant price increases and shortages that may occur again in the future.

There is also a risk that a manufacturer or seller of ASIC chips or other necessary mining equipment may adjust the prices according to Bitcoin, other cryptocurrency prices or otherwise, so the cost of new machines could become unpredictable and extremely high. As a result, at times, Gryphon may be forced to obtain mining machines and other hardware at premium prices, to the extent they are even available. Such events could have a material adverse effect on Gryphon’s business, prospects, financial condition, and operating results.

Gryphon’s reliance primarily on a single model of miner may subject its operations to increased risk of design flaws.

The performance and reliability of Gryphon’s miners and its technology is critical to Gryphon’s reputation and its operations. Because Gryphon currently only uses Bitmain Antminer type miners, if there are issues with those machines, such as a design flaw in the ASIC chips they employ, Gryphon’s entire system could be affected. Any system error or failure may significantly delay response times or even cause Gryphon’s system to fail. Any disruption in Gryphon’s ability to continue mining could result in lower yields and harm its reputation and business. Any exploitable weakness, flaw, or error common to Bitmain miners could affect all of Gryphon’s miners; therefore, if a defect or other flaw exists and is exploited, Gryphon’s entire miner fleet could be adversely impacted. Any interruption, delay or system failure could result in financial losses, a decrease in the value of Gryphon’s stock and damage to Gryphon’s reputation.

There are risks related to technological obsolescence, the vulnerability of the global supply chain to Bitcoin hardware disruption, and difficulty in obtaining new hardware, which may have a negative effect on Gryphon’s business.

Gryphon’s mining operations can only be successful and profitable if the costs of mining Bitcoin, including hardware and electricity costs, associated with mining Bitcoin are lower than the price of a bitcoin. As Gryphon’s mining facility operates, Gryphon’s miners experience ordinary wear and tear, and may also face more significant malfunctions caused by a number of extraneous factors beyond Gryphon’s control. The physical degradation of Gryphon’s miners will require Gryphon to, over time, replace those miners which are no longer functional. Additionally, as the technology evolves, Gryphon may be required to acquire newer models of miners to remain competitive in the market.

Also, because Gryphon expects to depreciate all new miners, Gryphon’s reported operating results will be negatively affected. Further, the global supply chain for bitcoin miners is presently heavily dependent on China, which has been severely affected by the emergence of the COVID-19 coronavirus global pandemic. The global reliance on China as a main supplier of bitcoin miners has been called into question in the wake of the COVID-19 pandemic and China’s ban on cryptocurrency mining and trading in 2021. Should similar outbreaks or other disruptions to the China-based global supply chain for Bitcoin hardware occur, Gryphon may not be able to obtain adequate replacement parts for Gryphon’s existing miners or to obtain additional miners from the manufacturer on a timely basis. Such events could have a material adverse effect on Gryphon’s ability to pursue Gryphon’s new strategy, which could have a material adverse effect on Gryphon’s business.

Gryphon’s use of third-party mining pools exposes it to additional risks.

Gryphon receives bitcoin rewards from its mining activity through a third-party mining pool operator. Mining pools allow miners to combine their processing power, which increases miners’ chances of solving blocks and receiving bitcoin rewards from the network. The rewards are distributed by the pool operator, proportionally to Gryphon’s contribution to the pool’s overall mining power, after deducting the applicable pool fee, if any, used to solve a particular block on the Bitcoin blockchain. Should the pool operator’s system suffer downtime due to a cyber-attack, software malfunction or other issue, Gryphon’s ability to mine and receive revenue will be negatively impacted.

Gryphon relies on hosting arrangements to conduct its business, and the availability of such hosting arrangements is uncertain and competitive and may be affected by changes in regulation in one or more countries.

Gryphon relies on its hosting arrangements with Coinmint, LLC and, to a lesser degree, Core Scientific, Inc., to provide mining data centers and host its mining equipment. If these mining data centers fail to perform their obligations under their agreements with Gryphon, Gryphon may be forced to look for alternative mining data centers to host its mining equipment, which may not be available on favorable terms or at all. Additionally, if the mining data centers shut down or cannot accommodate additional miners as Gryphon expands its fleet, Gryphon may be forced to look for alternative centers.

In May 2021, China’s State Council issued a statement signaling its intent to restrict cryptocurrency mining and trading activities, resulting in provincial governments taking proactive measurements to prohibit cryptocurrency mining. On September 24, 2021, China’s central bank and its National Development and Reform Commission issued a nation-wide ban on cryptocurrency mining and declaring all financial transactions involving cryptocurrencies illegal. As a result, mining data centers previously operating in China have been forced to shut down and owners of cryptocurrency mining equipment located in China have been attempting to relocate the equipment to mining data centers in other jurisdictions, with a particular focus on locations within the United States. Combined with the increase in the price of bitcoin in 2021, the influx of cryptocurrency miners from China has created conditions of great demand for mining data centers and limited supply. Due to these conditions, there is no assurance that Gryphon will be able to procure alternative hosting agreements on acceptable terms in a timely manner or at all.

Significant competition for suitable mining data centers is expected to continue, and other government regulators, including local permitting officials, may potentially restrict the ability of potential mining data centers to begin or continue operations in certain locations. They can also restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision of electricity to mining operations. While Gryphon is not aware of the existence of any such restrictions in New York, Georgia and North Carolina, the jurisdictions in which the mining data centers that Gryphon is currently maintaining its machines at are located, new ordinances and other regulations at the federal, state and local levels can be introduced at any time and can be triggered by certain adverse weather conditions or natural disasters, among other reasons.

The mining data centers at which Gryphon maintains its mining equipment may experience damages, including damages that are not covered by insurance.

The mining data centers at which Gryphon maintains its mining equipment in New York, Georgia and North Carolina are, and any future mining data centers at which Gryphon maintains its mining equipment will be, subject to a variety of risks relating to physical condition and operation, including:

•        the presence of construction or repair defects or other structural or building damage;

•        any non-compliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

•        any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and

•        claims by employees and others for injuries sustained at Gryphon’s properties.

For example, the mining data centers at which Gryphon maintains its mining equipment could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster or by a terrorist or other attack on the facilities where Gryphon’s mining equipment is located. The security and other measures Gryphon takes to protect against these risks may not be sufficient. Any property insurance Gryphon obtained in the future may not be adequate to cover the losses Gryphon suffers as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mining data centers at which Gryphon maintains its mining equipment, such mining data centers may not be adequately repaired in a timely manner or at all and Gryphon may lose some or all of the future revenues anticipated to be derived from Gryphon’s equipment located at such mining data centers.

Gryphon may not be able to compete with other companies, some of whom have greater resources and experience.

Gryphon may not be able to compete successfully against present or future competitors. Gryphon does not have the resources to compete with larger providers of similar services at this time. The Bitcoin industry has attracted various high-profile and well-established operators, some of which have substantially greater liquidity and financial resources than Gryphon does. With the limited resources Gryphon has available, Gryphon may experience great difficulties in expanding and improving its network of computers to remain competitive. Competition from existing and future competitors, particularly those that have access to competitively-priced energy, could result in Gryphon’s inability to secure acquisitions and partnerships that Gryphon may need to expand Gryphon’s business in the future. This competition from other entities with greater resources, experience and reputations may result in Gryphon’s failure to maintain or expand its business, as Gryphon may never be able to successfully execute its business plan. If Gryphon is unable to expand and remain competitive, its business could be negatively affected.

Gryphon’s operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in Bitcoin.

Gryphon competes with other users and/or companies that are mining Bitcoin and other potential financial vehicles, including securities backed by or linked to Bitcoin through entities similar to Gryphon. Market and financial conditions, and other conditions beyond Gryphon’s control, may make it more attractive to invest in other financial vehicles, or to invest in Bitcoin directly. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to Gryphon and impact Gryphon’s ability to successfully pursue its strategy or operate at all, or to establish or maintain a public market for Gryphon’s securities. Such circumstances could have a material adverse effect on Gryphon’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on Gryphon’s business, prospects or operations and potentially the value of any bitcoin that Gryphon mines or otherwise acquires or holds for its own account, and harm investors.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or an alternative to distributed ledgers altogether. Gryphon’s business utilizes presently existent digital ledgers and blockchains and Gryphon could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect Gryphon and Gryphon’s exposure to various blockchain technologies and prevent Gryphon from realizing the anticipated profits from its investments. Such circumstances could have a material adverse effect on Gryphon’s ability to continue as a going concern or to pursue Gryphon’s strategy at all, which could have a material adverse effect on its business, prospects or operations and potentially the value of any bitcoin that Gryphon mines or otherwise acquires or holds for Gryphon’s own account, which could in turn harm investors.

Gryphon may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect Gryphon’s business.

Competitive conditions within the Bitcoin industry require that Gryphon use sophisticated technology in the operation of Gryphon’s business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies Gryphon currently utilizes, and Gryphon may have to manage transitions to these new technologies to remain competitive. Gryphon may not be successful, generally or relative to Gryphon’s competitors in the Bitcoin industry, in timely implementing new technology into Gryphon’s systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into Gryphon’s operations, Gryphon may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that Gryphon will recognize, in a timely manner or at all, the benefits that Gryphon may expect as a result of implementing new technology into its operations. As a result, Gryphon’s business and operations may suffer.

There is a possibility of Bitcoin mining algorithms transitioning to proof of stake validation and other mining related risks, which could make Gryphon less competitive and ultimately adversely affect Gryphon’s business.

Proof of stake is an alternative method in validating Bitcoin transactions. Should the algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate, or hosting) less competitive. Gryphon, as a result of its efforts to optimize and improve the efficiency of its bitcoin mining operations, may be exposed to the risk in the future of losing the benefit of Gryphon’s capital investments and the competitive advantage Gryphon hopes to gain from this as a result, and may be negatively impacted if a switch to proof of stake validation were to occur. Such events could have a material adverse effect on Gryphon’s ability to continue as a going concern or to pursue its new strategy at all, which could have a material adverse effect on Gryphon’s business, prospects or operations and potentially the value of any bitcoin that Gryphon mines or otherwise acquires or holds for its own account.

Gryphon may not be able to realize the benefits of forks. Forks in a digital asset network may occur in the future which may affect the value of bitcoin held by Gryphon.

To the extent that a significant majority of users and miners on a cryptocurrency network install software that changes the cryptocurrency network or properties of a cryptocurrency, including the irreversibility of transactions and limitations on the mining of new cryptocurrency, the cryptocurrency network would be subject to new protocols and software. However, if less than a significant majority of users and miners on the cryptocurrency network consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” of the network, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the cryptocurrency running in parallel, yet lacking interchangeability and necessitating exchange-type transactions to convert currencies between the two forks. Additionally, it may be unclear following a fork which fork represents the original asset and which is the new asset. Different metrics adopted by industry participants to determine which is the original asset include: referring to the wishes of the core developers of a cryptocurrency, blockchains with the greatest amount of hashing power contributed by miners or validators, or blockchains with the longest chain. A fork in the Bitcoin network could adversely affect Gryphon’s ability to operate.

Gryphon may not be able to realize the economic benefit of a fork, either immediately or ever, which could adversely affect Gryphon’s business. If Gryphon holds bitcoin at the time of a hard fork into two cryptocurrencies, industry standards would dictate that Gryphon would be expected to hold an equivalent amount of the old and new assets following the fork. However, Gryphon may not be able, or it may not be practical, to secure or realize the economic benefit of the new asset for various reasons. For instance, Gryphon may determine that there is no safe or practical way to custody the new asset, that trying to do so may pose an unacceptable risk to Gryphon’s holdings in the old asset, or that the costs of taking possession and/or maintaining ownership of the new cryptocurrency exceed the benefits of owning the new cryptocurrency. Additionally, laws, regulations or other factors may prevent Gryphon from benefitting from the new asset even if there is a safe and practical way to custody and secure the new asset.

Gryphon’s business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the digital mining industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on Gryphon’s business, which could be material. Gryphon’s management cannot at this point estimate the impact of the outbreak on Gryphon’s business and no provision for this outbreak is reflected in the accompanying financial statements.

The impacts of climate change may result in additional costs or risks.

The physical risks of climate change may impact the availability and cost of materials and natural resources, sources and supply of energy, demand for Bitcoin and other cryptocurrencies, and other operating costs. If environmental laws or regulations or industry standards are either changed or adopted and impose significant operational restrictions and compliance requirements on Gryphon’s operations, or if Gryphon’s operations are disrupted due to physical impacts of climate change, Gryphon’s business, capital expenditures, results of operations, financial condition and competitive position could be negatively impacted.

Risks Related to Governmental Regulation and Enforcement

As cryptocurrencies may be determined to be investment securities, Gryphon may inadvertently violate the Investment Company Act of 1940 and incur large losses as a result and potentially be required to register as an investment company or terminate operations and Gryphon may incur third-party liabilities.

Gryphon believes that it is not engaged in the business of investing, reinvesting, or trading in securities, and it does not hold itself out as being engaged in those activities. However, under the Investment Company Act of 1940 (the “Investment Company Act”), a company may be deemed an investment company under section 3(a)(1)(C) thereof if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.

As a result of Gryphon’s investments and its mining activities, including investments in which it does not have a controlling interest, the investment securities Gryphon holds could exceed 40% of Gryphon’s total assets, exclusive of cash items and, accordingly, Gryphon could determine that it has become an inadvertent investment company. The bitcoin that Gryphon owns, acquires or mines may be deemed an investment security by the SEC, although Gryphon does not believe any of the bitcoin it owns, acquires or mines are securities. An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. As of the date of this proxy statement / prospectus, Gryphon does not believe it is an inadvertent investment company. Gryphon may take actions to cause the investment securities held by it to be less than 40% of its total assets, which may include acquiring assets with Gryphon’s cash and bitcoin on hand or liquidating Gryphon’s investment securities or bitcoin or seeking a no-action letter from the SEC if Gryphon is unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner.

As the Rule 3a-2 exception is available to a company no more than once every three years, and assuming no other exclusion were available to Gryphon, Gryphon would have to keep within the 40% limit for at least three years after it ceases being an inadvertent investment company. This may limit Gryphon’s ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on Gryphon’s earnings. In any event, Gryphon does not intend to become an investment company engaged in the business of investing and trading securities.

Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of Gryphon’s operations, and Gryphon would be very constrained in the kind of business it could do as a registered investment company. Further, Gryphon would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in Gryphon incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact to conduct Gryphon’s operations.

If regulatory changes or interpretations of Gryphon’s activities require its registration as a money services business under the regulations promulgated by The Financial Crimes Enforcement Network under the authority of the U.S. Bank Secrecy Act, Gryphon may be required to register and comply with such regulations. If regulatory changes or interpretations of Gryphon’s activities require the licensing or other registration of Gryphon as a money transmitter (or equivalent designation) under state law in any state in which Gryphon operates, Gryphon may be required to seek licensure or otherwise register and comply with such state law. In the event of any such requirement, to the extent Gryphon decides to continue, the required registrations, licensure and regulatory compliance steps may result in extraordinary, non-recurring expenses to Gryphon. Gryphon may also decide to cease its operations. Any termination of certain operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors.

To the extent that Gryphon’s activities cause it to be deemed a money service business under the regulations promulgated by the Financial Crimes Enforcement Network of the U.S. Treasury Department (“FinCEN”) under the authority of the U.S. Bank Secrecy Act, Gryphon may be required to comply with FinCEN regulations, including those that would mandate Gryphon to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that Gryphon’s activities cause Gryphon to be deemed a money transmitter or equivalent designation under state law in any state in which Gryphon operates, Gryphon may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. Currently, the New York Department of Financial Services maintains a comprehensive “BitLicense” framework for businesses that conduct “virtual currency business activity.” Gryphon will continue to monitor for developments in New York legislation, guidance and regulations.

Such additional federal or state regulatory obligations may cause Gryphon to incur extraordinary expenses, which could affect Gryphon’s business in a material and adverse manner. Furthermore, Gryphon and its service providers may not be capable of complying with certain federal or state regulatory obligations applicable to money service businesses and money transmitters. If Gryphon is deemed to be subject to and determined not to comply with such additional regulatory and registration requirements, Gryphon may act to dissolve and liquidate Gryphon. Any such action may adversely affect an investment in Gryphon.

There is no one unifying principle governing the regulatory status of cryptocurrency nor whether cryptocurrency is a security in each context in which it is viewed. Regulatory changes or actions in one or more countries may alter the nature of an investment in Gryphon or restrict the use of digital assets, such as cryptocurrencies, in a manner that adversely affects Gryphon’s business, prospects or operations.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently, with certain governments deeming cryptocurrencies illegal, and others allowing their use and trade without restriction. In some jurisdictions, such as in the U.S., digital assets, like cryptocurrencies, are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. On March 8, 2022, President Biden announced an executive order on cryptocurrencies, which seeks to establish a unified federal regulatory regime for cryptocurrencies. In connection with FTX’s collapse and bankruptcy filing, the U.S. Department of Justice brought criminal charges, including charges of fraud, violations of federal securities laws, money laundering, and campaign finance offenses against FTX’s former CEO and others. FTX is also under investigation by the SEC, the Justice Department, and the Commodity Futures Trading Commission, as well as by various regulatory authorities in the Bahamas, Europe and other jurisdictions. Regulatory and enforcement scrutiny has also increased, including from the DOJ, the SEC, the CFTC, the White House and Congress. Gryphon is unable to predict the nature or extent of new and proposed legislation and regulation potentially stemming from the Biden Administration executive order and proceedings surrounding FTX.

Bitcoin is the oldest and most well-known form of cryptocurrency. Bitcoin and other forms of cryptocurrencies have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Bitcoin and other digital assets are viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. For example, the Financial Action Task Force (“FATF”) and the Internal Revenue Service (“IRS”) consider a cryptocurrency as currency or an asset or property. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency.

If regulatory changes or interpretations require the regulation of Bitcoin or other digital assets under the securities laws of the United States or elsewhere, including the Securities Act of 1933, the Exchange Act and the 1940 Act or similar laws of other jurisdictions and interpretations by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities, Gryphon may be required to register and comply with such regulations, including at a state or local level. To the extent that Gryphon decides to continue operations, the required registrations and regulatory compliance steps may result in extraordinary expense or burdens to Gryphon. Gryphon may also decide to cease certain operations and change Gryphon’s business model. Any disruption of Gryphon’s operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to Gryphon.

Current and future legislation and SEC-rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which Bitcoin or other cryptocurrencies are viewed or treated for classification and clearing purposes. In particular, Bitcoin and other cryptocurrencies may not be excluded from the definition of “security” by SEC rulemaking or interpretation requiring registration of all transactions unless another exemption is available, including transacting in bitcoin or cryptocurrency among owners and require registration of trading platforms as “exchanges”.

Gryphon cannot be certain as to how future regulatory developments will impact the treatment of Bitcoin and other cryptocurrencies under the law. To the extent that Gryphon may determine in the future to expand its business by acquiring digital assets other than bitcoin, Gryphon will set up internal processes to determine whether such digital assets are securities within the meaning of the U.S. federal securities laws. Such internal processes would involve risk-based assessments and would not be legal standards or binding upon regulators. If Gryphon fails to comply with such additional regulatory and registration requirements, Gryphon may seek to cease certain of its operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on Gryphon’s ability to continue as a going concern or to pursue its business model at all, which could have a material adverse effect on its business, prospects or operations and potentially the value of any cryptocurrencies Gryphon plans to hold or expect to acquire for its own account.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in Bitcoin-related activities or that accept bitcoin as payment, including financial institutions of investors in Gryphon’s common stock.

A number of companies that engage in Bitcoin and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with Bitcoin may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. In January 2023, the Federal Reserve, Office of the Comptroller of the Currency, and Federal Deposit Insurance Corporation issued a joint statement effectively discouraging banks from doing business with clients in crypto-asset industries. The Federal Reserve also issued a policy statement broadening its authority to cover state-chartered institutions. Moreover, in January 2023, the White House issued a statement cautioning deepening ties between crypto-assets and the broader financial system. Gryphon also may be unable to obtain or maintain these financial services for Gryphon’s business. The difficulty that many businesses that provide Bitcoin and/or derivatives on other cryptocurrency-related activities have and may continue to have in finding banks and financial institutions willing to provide them services could decrease their usefulness and harm their public perception in the future and may be decreasing the usefulness of Bitcoin as a payment system and harming public perception of Bitcoin.

The usefulness of Bitcoin as a payment system and the public perception of Bitcoin could be damaged if banks or financial institutions were to close the accounts of businesses engaging in Bitcoin and/or other cryptocurrency-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock exchanges and commodities derivatives exchanges, the over-the-counter market, and the Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect Gryphon’s relationships with financial institutions and impede Gryphon’s ability to convert bitcoin to fiat currencies. Such factors could have a material adverse effect on Gryphon’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on Gryphon’s business, prospects or operations and harm investors.

It may be illegal now, or in the future, to acquire, own, hold, sell or use bitcoin, ether, or other cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which would adversely affect Gryphon.

As Bitcoin has grown in both popularity and market size, governments around the world have reacted differently to Bitcoin; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the U.S., subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. Until recently, little or no regulatory attention has been directed toward Bitcoin and the Bitcoin network by U.S. federal and state governments, foreign governments and self-regulatory agencies. As Bitcoin has grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the Commodity Futures Trading Commission, the SEC, FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market.

One or more countries such as China and Russia, which have taken harsh regulatory action in the past, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use these cryptocurrency assets or to exchange for fiat currency. In many nations, particularly in China and Russia, it is illegal to accept payment in Bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of Bitcoin. Such restrictions may adversely affect Gryphon as the large-scale use of Bitcoin as a means of exchange is presently confined to certain regions globally. Such circumstances could have a material adverse effect on Gryphon’s ability to continue as a going concern or to pursue Gryphon’s strategy at all, which could have a material adverse effect on Gryphon’s business, prospects or operations and potentially the value of any Bitcoin that Gryphon mines or otherwise acquires or holds for its own account, and harm investors.

Gryphon’s interactions with a blockchain may expose Gryphon to specially designated nationals or blocked persons or cause Gryphon to violate provisions of law that did not contemplate distributed ledger technology.

The Office of Financial Assets Control of the U.S. Department of Treasury (“OFAC”) requires Gryphon to comply with its sanction program and not conduct business with persons named on its specially designated nationals list. However, because of the pseudonymous nature of blockchain transactions, Gryphon may inadvertently and without Gryphon’s knowledge engage in transactions with persons named on OFAC’s specially designated nationals list. Gryphon’s policy prohibits any transactions with such specially designated national individuals, but Gryphon may not be adequately capable of determining the ultimate identity of the individual with whom Gryphon transacts with respect to selling bitcoin assets. Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. Because Gryphon’s business requires it to download and retain one or more blockchains to effectuate Gryphon’s ongoing business, it is possible that such digital ledgers contain prohibited depictions without Gryphon’s knowledge or consent. To the extent government enforcement authorities literally enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, Gryphon may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm Gryphon’s reputation.

Risks Related to the Combined Company

In determining whether you should approve the issuance of shares of Akerna Common Stock and other matters related to the Merger, as the case may be, you should carefully read the following risk factors in addition to the risks described above.

If any of the events described in “Risks Related to Akerna” or “Risks Related to Gryphon” occur, those events could cause potential benefits of the Merger not to be realized.

Following completion of the Merger, the combined company will be susceptible to many of the risks described in the sections herein entitled “Risks Related to Akerna” and “Risks Related to Gryphon.” To the extent any of the events in the risks described in those sections occur, those events could cause the potential benefits of the Merger not to be realized and the market price of the combined company’s common stock to decline.

There has been no prior public market for Gryphon’s common stock, the stock price of the combined company’s common stock may be volatile or may decline regardless of its operating performance and you may not be able to resell your shares at or above the purchase price.

There has been no public market for Gryphon’s common stock. Although the Akerna’s Common Stock is listed on Nasdaq, and Gryphon and Akerna will apply to have the combined company’s common stock listed on Nasdaq, an active trading market for the combined company’s common stock may never develop or be sustained following the Merger. Gryphon, Akerna and their financial advisors will set the final ratio of the Akerna Reverse Stock Split to target a trading price to provide for sufficient liquidity. The price that the combined company trades at immediately following the Merger may not necessarily reflect the price at which investors in the market will be willing to buy and sell the shares on a sustained basis. In addition, an active trading market may not develop following the consummation of the Merger or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair the combined company’s ability to raise capital by selling shares of common stock and may impair the combined company’s ability to acquire other businesses or technologies using the combined company’s shares of common stock as consideration, which, in turn, could materially adversely affect the combined company’s business. The market price of the combined company’s common stock may fluctuate significantly in response to numerous factors, many of which are beyond the combined company’s control, including:

•        overall performance of the equity markets;

•        the combined company’s operating performance and the performance of other similar companies;

•        the published opinions and third-party valuations by banking and market analysts;

•        changes in the combined company’s projected operating results that it provides to the public, the combined company’s failure to meet these projections or changes in recommendations by securities analysts that elect to follow the combined organization’s common stock;

•        regulatory or legal developments in the United States and other countries;

•        the level of expenses related to operations;

•        the combined company’s failure to achieve its goals in the timeframe it announces;

•        announcements of acquisitions, strategic alliances or significant agreements by the combined company;

•        recruitment or departure of key personnel;

•        the economy as a whole and market conditions in the combined company’s industry;

•        trading activity by a limited number of stockholders who together beneficially own a majority of the combined company’s outstanding common stock;

•        the expiration of market standoff or contractual lock-up agreements;

•        the size of the combined company’s market float;

•        political uncertainty and/or instability in the United States;

•        the ongoing and future impact of the COVID-19 pandemic and actions taken to slow its spread; and

•        any other factors discussed in this proxy statement / prospectus / information statement.

In addition, the equity markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many data mining and cryptocurrency companies. Stock prices of many data mining and cryptocurrency companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. The trading prices for common stock of other cryptocurrency mining companies have also been highly volatile as a result of the COVID-19 pandemic. In the past, stockholders have filed securities class action litigation following periods of market volatility. If the combined company were to become involved in securities litigation, it could subject the combined company to substantial costs, divert resources and the attention of management from the combined company’s business and adversely affect its business.

The combined company will continue to incur increased costs as a result of operating as a public company, and its management team will be required to devote substantial time to new compliance initiatives.

As a public company, the combined company will continue to incur significant legal, accounting, and other expenses that Gryphon did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. The combined company’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase the combined company’s legal and financial compliance costs and will make some activities more time-consuming and costly.

Pursuant to Section 404, the combined company is required to furnish a report by its management on its internal control over financial reporting, which may include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. While the combined company remains a “smaller reporting company” with less than $100 million in annual revenues, it will not be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. Following the closing of the Merger, the combined company will need to continue to dedicate internal resources, potentially engage outside consultants, maintain a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite the combined company’s efforts, there is a risk that neither it nor its independent registered public accounting firm if required will be able to conclude that its internal control over financial reporting remains effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the combined company’s financial statements.

The combined company’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of the combined company’s common stock.

If, after listing, the combined company fails to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist the combined company’s common stock. Such a delisting would likely have a negative effect on the price of the combined company’s common stock and would impair your ability to sell or purchase the combined company’s common stock when you wish to do so. In the event of a delisting, the combined company can provide no assurance that any action taken by the combined company to restore compliance with listing requirements would allow the combined company’s common stock to become listed again, stabilize the market price or improve the liquidity of the combined company’s common stock, prevent the combined company’s common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

The combined company’s operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause the combined company’s stock price to fluctuate or decline.

Gryphon expects the combined company’s operating results to be subject to annual and quarterly fluctuations. The combined company’s net income and other operating results will be affected by numerous factors, including:

•        the combined company’s execution of any additional collaboration or similar arrangements, and the timing of payments the combined company may make or receive under existing or future arrangements or the termination or modification of any such existing or future arrangements;

•        additions and departures of key personnel;

•        strategic decisions by the combined company or its competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy; and

•        changes in general market and economic conditions.

If the combined company’s operating results fall below the expectations of investors or securities analysts, the price of the combined company’s common stock could decline substantially. Furthermore, any fluctuations in the combined company’s operating results may, in turn, cause the price of its stock to fluctuate substantially.

After the Merger, the combined company’s executive officers, directors and principal stockholders, if they choose to act together, will continue to control or significantly influence all matters submitted to stockholders for approval.

Immediately following the completion of the Merger, the combined company’s executive officers, directors and greater than 5% stockholders will own, in the aggregate, approximately            % of the combined company’s outstanding common stock (assuming no exercise of outstanding warrants). As a result, such persons or their appointees to the combined company’s board of directors, acting together, will have the ability to control or significantly influence all matters submitted to the combined company’s board of directors or stockholders for approval, including the appointment of the combined company’s management, the election and removal of directors and approval of any significant transaction, as well as the combined company’s management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving the combined company, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the combined company’s business, even if such a transaction would benefit other stockholders.

Sales of a substantial number of shares of the combined company’s common stock by the combined company’s stockholders in the public market could cause the combined company’s stock price to fall.

Sales of a substantial number of shares of the combined company’s common stock in the public market or the perception that these sales might occur could significantly reduce the market price of the combined company’s common stock and impair the combined company’s ability to raise adequate capital through the sale of additional equity securities.

Upon the closing of the Merger, the combined company will have outstanding a total of                shares of common stock, assuming no exercise of outstanding warrants and without giving effect to the Akerna Reverse Stock Split. Of these shares,                million shares of common stock will be freely tradable, without restriction, in the public market immediately following the Merger, unless they are purchased by one of the combined company’s affiliates.

Sales of these shares, or perceptions that they will be sold, could cause the trading price of the combined company’s common stock to decline.

Delaware law and provisions in the combined company’s amended and restated certificate of incorporation and bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of the combined company’s common stock.

The combined company’s amended and restated certificate of incorporation (as amended) and bylaws contain provisions that could depress the trading price of the combined company’s common stock by acting to discourage, delay or prevent a change of control of the combined company or changes in its management that the stockholders of the combined company may deem advantageous. These provisions include the following:

•        establish a classified board of directors so that not all members of the combined company’s board of directors are elected at one time;

•        permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•        provide that directors may only be removed for cause and only by the affirmative vote of the holders of 75% or more of the outstanding shares of the combined company’s capital stock then entitled to vote;

•        require super-majority voting to amend some provisions in the combined company’s amended and restated certificate of incorporation and bylaws;

•        prohibit stockholders from calling special meetings of stockholders;

•        prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of the combined company’s stockholders;

•        provide that the board of directors is expressly authorized to amend or repeal the combined company’s bylaws;

•        restrict the forum for certain litigation against the combined company to Delaware; and

•        establish advance notice requirements for nominations for election to the combined company’s board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Any provision of the combined company’s amended and restated certificate of incorporation (as amended) or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for the combined company’s stockholders to receive a premium for their shares of the combined company’s common stock, and could also affect the price that some investors are willing to pay for the combined company’s common stock.

The combined company’s amended and restated bylaws designate a state or federal court located within the state of Delaware as the exclusive forum for substantially all disputes between the combined company and its stockholders, which could limit the combined company’s stockholders’ ability to choose the judicial forum for disputes with the combined company or its directors, officers or employees.

The combined company’s amended and restated bylaws provide that, unless it consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on the combined company’s behalf under Delaware law, (2) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of the combined company’s directors, officers or other employees to the combined company or its stockholders, (3) any action or proceeding asserting a claim against the combined company or any of its directors, officers or other employees arising pursuant to any provision of the DGCL, the combined company’s amended and restated certificate of incorporation or bylaws, (4) any action or proceeding to interpret, apply, enforce or determine the validity of the combined company’s amended and restated certificate of incorporation or bylaws, (5) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery (the “Chancery Court”) of the State of Delaware, or (6) any other action or proceeding against the combined company or any of its directors, officers or other employees asserting a claim that is governed by the internal affairs doctrine, shall be the Chancery Court (or, if and only if the Chancery Court lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) in all cases subject to the court having jurisdiction over indispensable parties named as defendants. These exclusive forum provisions do not apply to claims under the Securities Act or the Exchange Act.

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. However, the combined company’s amended and restated certificate of incorporation contains a federal forum provision which provides that unless the combined company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in any of the combined company’s securities shall be deemed to have notice of and consented to this provision. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the combined company or its directors, officers or other employees, which may discourage lawsuits against the combined company or its directors, officers and other employees. If a court were to find the exclusive forum provision in the combined company’s amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, the combined company may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm the combined company’s results of operations.

Future sales and issuances of the combined company’s common stock or rights to purchase common stock, including pursuant to the combined company’s equity incentive plan, could result in dilution of the percentage ownership of its stockholders and could cause the combined company’s stock price to fall.

Additional capital will be needed in the future to continue the combined company’s planned operations. To the extent the combined company raises additional capital by issuing equity securities, its stockholders may experience substantial dilution. The combined company may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner it determines from time to time. If the combined company sells common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to the combined company’s existing stockholders, and new investors could gain rights superior to existing stockholders.

Pursuant to the 2023 Plan, the combined company’s board of directors is authorized to grant stock options and other equity-based awards to its employees, directors and consultants, which equity-based awards would also cause dilution to its stockholders. The number of shares of the combined company’s common stock reserved for issuance under the 2023 Plan will be         . If the board of directors of the combined company elects to increase the number of shares available for future grant by the maximum amount each year, stockholders may experience additional dilution, which could cause the combined company’s stock price to fall.

Gryphon does not currently intend to pay dividends on the combined company’s common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of the combined company’s common stock.

Gryphon has never declared or paid any cash dividend on Gryphon common stock. The expectation is that the combined company will retain future earnings for the development, operation and expansion of the combined company’s business and Gryphon does not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, the Anchorage Loan Agreement prohibits Gryphon, and will prohibit the combined company, from declaring or paying any cash dividends without Anchorage’s prior written consent, and the terms of any future debt agreements may preclude the combined company from paying dividends. Any return to stockholders will therefore be limited to the appreciation of their stock. There is no guarantee that shares of the combined company’s common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

If the Merger does not qualify as a “reorganization” for U.S. federal income tax purposes, U.S. Holders of Gryphon Shares will be required to recognize gain or loss for U.S. federal income tax purposes upon the exchange of their Gryphon Shares for Akerna Common Stock in the Merger.

The U.S. federal income tax consequences of the Merger to U.S. Holders (as defined under the heading “The Transactions — Certain Material U.S. Federal Income Tax Consequences of the Merger”) will depend on whether the Merger qualifies as a “reorganization” for U.S. federal income tax purposes. If the Merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, a U.S. Holder of Gryphon Shares would recognize gain or loss for U.S. federal income tax purposes on each Gryphon Share surrendered in the Merger for Akerna Common Stock. For a more complete discussion of the material U.S. federal income tax consequences of the Merger, please carefully review the information set forth in the section entitled “The Transactions — Certain Material U.S. Federal Income Tax Consequences of the Merger.”

The historical financial information of Gryphon presented herein may not be representative of its results or financial condition if Gryphon had been operated as a public company, and as a result may not be representative of the combined company’s results or financial condition after the Merger.

The historical financial information of Gryphon included elsewhere in this proxy statement / prospectus reflects assumptions and allocations made by Gryphon based in part on its status as a privately held company. The historical results and financial condition of Gryphon presented herein may be different from those that would have resulted had Gryphon been operated as a public company during the applicable periods or at the applicable dates. As a result, the historical financial information of Gryphon may not be indicative of the future operating results or financial position of the combined company.

The unaudited pro forma condensed combined financial information presented herein may not be representative of the combined company’s results after the Merger.

The unaudited pro forma condensed combined financial information included elsewhere in this proxy statement / prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Merger been completed as of the date indicated, nor is it indicative of future operating results or financial position. The unaudited pro forma condensed combined financial information has been derived from the historical financial statements of Akerna and Gryphon and adjustments and assumptions have been made regarding the combined company after giving effect to the Merger and the Sale Transaction. Akerna is also planning to effect the Akerna Reverse Stock Split, subject to the approval of the Akerna stockholders, and the Akerna Reverse Stock Split will impact the financial information on a per share basis. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma condensed combined financial information does not reflect all costs that are expected to be incurred by the combined company as an operating company after the Merger. The assumptions used in preparing the unaudited pro forma condensed combined financial information may not ultimately be accurate, and other factors may affect the combined company’s results and financial condition following consummation of the Merger. The unaudited pro forma condensed combined financial information does not reflect the costs of integration activities contemplated as part of the Merger. Accordingly, the unaudited pro forma condensed combined financial information included elsewhere in this proxy statement / prospectus does not reflect what Akerna’s or Gryphon’s results or financial condition would have been had Akerna and Gryphon been a consolidated entity during all periods presented.

Failure by the combined company to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq and may prevent the closing of the Merger.

Akerna, under the new name “Gryphon Digital Mining, Inc.,” will be required to meet the initial listing requirements of Nasdaq to maintain the listing and continued trading of its shares on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, Akerna agreed to use its commercially reasonable efforts to cause the shares of Akerna Common Stock being issued in the Merger to be approved for listing on Nasdaq at or prior to the Effective Time. Based on information currently available to Akerna, Akerna anticipates that its stock will be unable to meet the $4.00 minimum bid price (or, to the extent applicable, $3.00 or $2.00 minimum closing price) initial listing requirement at the closing of the Merger unless it effects the Akerna Reverse Stock Split. The Akerna Board intends to effect the Akerna Reverse Stock Split of the Akerna Common Stock. In addition, often times a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. If Akerna is unable to satisfy Nasdaq listing requirements, neither party is obligated to close the Merger. Also, following the Merger, if the combined company is unable to satisfy Nasdaq listing requirements, Nasdaq may notify the combined company that its shares of common stock will not be listed on Nasdaq. Upon a potential delisting from Nasdaq, if the combined company’s common stock is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the combined company’s common stock; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the combined company’s common stock. Also, it may be difficult for the combined company to raise additional capital if the combined company’s common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the combined company’s common stock and could have a material adverse effect on the combined company.

The Merger will result in changes to the Akerna Board and the combined company will pursue different strategies than Akerna pursued independently.

If Akerna and Gryphon complete the Merger, the composition of the Akerna Board will change in accordance with the Merger Agreement. Following completion of the Merger, the combined company’s board of directors is expected to consist of seven members, one of whom shall be designated by Akerna and the other six of whom shall be designated by Gryphon. Currently, it is anticipated that the combined company will continue to advance the business strategies of Gryphon.

The combined company’s management will be required to devote a substantial amount of time to comply with public company regulations.

As a public company, the combined company will incur significant legal, accounting and other expenses that Gryphon did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as rules implemented by the SEC and Nasdaq, impose various requirements on public companies, including those related to corporate governance practices. The combined company’s management and other personnel will need to devote a substantial amount of time to these requirements. Certain members of Gryphon’ management, which will continue as the management of the combined company, do not have significant experience in addressing these requirements. Moreover, these rules and regulations will increase the combined company’s legal and financial compliance costs relative to those of Gryphon and will make some activities more time-consuming and costly.

Among other things, Gryphon’ management will be responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The combined company’s compliance with these requirements will require that it incur substantial accounting and related expenses and expend significant management efforts. The combined company will need to hire additional accounting and financial staff to comply with public company regulations. The costs of hiring such staff may be material and there can be no assurance that such staff will be immediately available to the combined company.

Moreover, if the combined company identifies deficiencies in its internal control over financial reporting that are deemed to be material weaknesses, investors could lose confidence in the accuracy and completeness of the combined company’s financial reports, the market price of the combined company’s common stock could decline and the combined company could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

The sale or availability for sale of a substantial number of shares of common stock of the combined company after the Merger could adversely affect the market price of such shares after the Merger.

Sales of a substantial number of shares of common stock of the combined company in the public market after the Merger and other legal restrictions on resale, or the perception that these sales could occur, could adversely affect the market price of such shares and could materially impair the combined company’s ability to raise capital through equity offerings in the future. Akerna and Gryphon are unable to predict what effect, if any, market sales of securities held by significant stockholders, directors or officers of the combined company or the availability of these securities for future sale will have on the market price of the combined company’s common stock after the Merger.

Once the combined company is no longer a smaller reporting company or otherwise no longer qualifies for applicable exemptions, the combined company will be subject to additional laws and regulations affecting public companies that will increase the combined company’s costs and the demands on management and could harm the combined company’s operating results.

The combined company will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the combined company file with the SEC annual, quarterly and current reports with respect to the combined company’s business and financial condition as well as other disclosure and corporate governance requirements. However, as a “smaller reporting company,” the combined company may take advantage of some exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in the combined company’s periodic reports and proxy statements. Once the combined company is no longer a smaller reporting company or otherwise qualifies for these exemptions, the combined company will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting and other expenses to do so. If the combined company is not able to comply with the requirements in a timely manner or at all, the combined company’s financial condition or the market price of the combined company’s common stock may be harmed.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement / prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” “predict,” “seek,” “should,” “will” or the negative of these terms or other similar expressions.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. Forward-looking statements may also include any statements of the plans, strategies and objectives of management with respect to the approval and consummation of the Merger, Akerna’s ability to solicit a sufficient number of proxies to approve the Merger and other matters related to the consummation of the Merger.

For a discussion of the factors that may cause Akerna, Gryphon or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Akerna and Gryphon to complete the Merger and the effect of the Merger on the business of Akerna, Gryphon and the combined company, see the section titled “Risk Factors” in this proxy statement / prospectus.

These forward-looking statements include, but are not limited to, statements concerning the following:

•        the expected benefits of and potential value created by the Merger for the stockholders of Akerna and Gryphon;

•        likelihood of the satisfaction of certain conditions to the completion of the Merger and whether and when the Merger will be consummated;

•        Akerna’s ability to control and correctly estimate its operating expenses and its expenses associated with the Merger;

•        any statements of the plans, strategies and objectives of management for future operations;

•        any statements concerning the attraction and retention of highly qualified personnel;

•        any statements regarding expectations concerning Gryphon’s relationships and actions with third parties; and

•        future regulatory, judicial and legislative changes in Gryphon’s industry.

You should not rely upon forward-looking statements as predictions of future events. Neither Akerna nor Gryphon can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. In addition, statements that “we believe” and similar statements reflect the beliefs and opinions on the relevant subject of Akerna, Gryphon or the combined company, as applicable. These statements are based upon information available as of the date of this prospectus, and while Akerna, Gryphon or the combined company, as applicable, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete.

Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation, the risk that the conditions to the closing are not satisfied, including the failure to timely, or at all, obtain stockholder approval for the Merger; uncertainties as to the timing of the consummation of the Merger; risks related to Akerna’s ability to correctly estimate its operating expenses and its expenses associated with the Merger; competitive responses to the Merger; unexpected costs, charges or expenses resulting from the Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the

Merger; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Akerna, Gryphon or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement / prospectus are current only as of the date on which the statements were made. Akerna and Gryphon do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events, except as otherwise required by the federal securities laws.

THE SPECIAL MEETING OF AKERNA STOCKHOLDERS

Date, Time and Place

The Akerna special meeting will be held on held on            , 2023 at            Mountain Time at            , unless postponed or adjourned to a later date. Akerna is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by Akerna Board for use at the Akerna special meeting and any adjournments or postponements of the Akerna special meeting. This proxy statement/prospectus is first being furnished to Akerna stockholders on or about            , 2023.

Purposes of the Akerna Special Meeting

The purposes of the Akerna special meeting are:

1.      to approve the issuance of shares of Akerna Common Stock to Gryphon stockholders, pursuant to the terms of the Merger Agreement, and the change of control resulting from the Merger;

2.      to approve the sale of the Membership Interests of MJ Freeway and the Capital Stock of Ample to MJ Acquisition, pursuant to the terms of the Purchase Agreement and the transactions contemplated thereby;

3.      to approve an amendment to the amended and restated certificate of incorporation of Akerna to effect a reverse stock split of the issued and outstanding Akerna Common Stock within a range, as determined by the board of directors of Akerna and agreed to by Gryphon, of one new share of Akerna Common Stock for every five (5) to twenty (20) shares (or any number in between) of outstanding shares of Akerna Common Stock;

4.      to approve an amendment to the amended and restated certificate of incorporation of Akerna to increase the number of authorized shares of Akerna Common Stock from 150,000,000 to 300,000,000;

5.      to approve an amendment to the amended and restated certificate of incorporation of Akerna to change the corporate name from Akerna Corp. to “Gryphon Digital Mining, Inc.”;

6.      to approve the Akerna Corp. 2023 Omnibus Incentive Plan;

7.      to authorize the adjournment of the Akerna special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1-6; and

8.      to transact such other business as may properly come before the stockholders at the Akerna special meeting or any adjournment or postponement thereof.

Proposal No. 1 is referred to herein as the Merger Proposal. Proposal No. 2 is referred to herein as the Sale Transaction Proposal. Proposal No. 3 is referred to herein as the Reverse Stock Split Proposal. Proposal No. 4 is referred to herein as the Authorized Shares Proposal. Proposal No. 5 is referred to herein as the Name Change Proposal. Proposal No. 6 is referred to herein as 2023 Plan Proposal. The approval of the Merger Proposal, the Sale Transaction Proposal, the Reverse Stock Split Proposal, the Authorized Shares Proposal, the Name Change Proposal and the 2023 Plan Proposal are all conditions to the completion of the Merger. The approval of the Merger Proposal is a condition to the completion of the Sale Transaction.

Recommendation of Akerna Board

•        The Akerna Board has determined and believes that the issuance of shares of Akerna Common Stock pursuant to the Merger Agreement is fair to, in the best interests of, and advisable to, Akerna and its stockholders and has approved such issuance. The Akerna Board unanimously recommends that Akerna stockholders vote “FOR” Merger Proposal to approve the issuance of shares of Akerna Common Stock pursuant to the Merger Agreement and the change of control resulting from the Merger.

•        The Akerna Board has determined and believes that the sale of the Membership Interests of MJ Freeway and the Capital Stock of Ample pursuant to the Purchase Agreement is fair to, in the best interests of, and advisable to, Akerna and its stockholders and has approved such sale. The Akerna Board unanimously recommends that Akerna stockholders vote “FOR” the Sale Transaction Proposal to approve the Purchase Agreement and the sale of the Membership Interests of MJ Freeway and the Capital Stock of Ample pursuant to the Purchase Agreement and the transactions contemplated thereby.

•        The Akerna Board has determined and believes that it is fair to, in the best interests of, and advisable to, Akerna and its stockholders to approve the amendment to the amended and restated certificate of incorporation of Akerna to effect the Akerna Reverse Stock Split, as described in this proxy statement/prospectus. The Akerna Board unanimously recommends that Akerna stockholders vote “FOR” the Reverse Stock Split Proposal to approve the Akerna Reverse Stock Split.

•        The Akerna Board has determined and believes that it is fair to, in the best interests of, and advisable to, Akerna and its stockholders to approve the amendment to the amended and restated certificate of incorporation of Akerna to increase the number of authorized shares of Akerna Common Stock. The Akerna Board unanimously recommends that Akerna stockholders vote “FOR” the Authorized Shares Proposal to approve the Akerna Authorized Share Increase.

•        The Akerna Board has determined and believes that it is fair to, in the best interests of, and advisable to, Akerna and its stockholders to approve the amendment to the amended and restated certificate of incorporation of Akerna to change the corporate name from Akerna Corp. to “Gryphon Digital Mining, Inc.”, as described in this proxy statement/prospectus. The Akerna Board unanimously recommends that Akerna stockholders vote “FOR” the Name Change Proposal to approve the Akerna Name Change.

•        The Akerna Board has determined and believes that it is fair to, in the best interests of, and advisable to, Akerna and its stockholders to approve the 2023 Plan, in the form attached as Annex F to the accompanying proxy statement/prospectus. The Akerna Board unanimously recommends that Akerna stockholders vote “FOR” the 2023 Plan Proposal.

•        The Akerna Board has determined and believes that adjourning the Akerna special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the other proposals is fair to, in the best interests of, and advisable to, Akerna and its stockholders and has approved and adopted the proposal. The Akerna Board unanimously recommends that Akerna stockholders vote “FOR” the Adjournment Proposal to adjourn the Akerna special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the other proposals.

Record Date and Voting Power

Only holders of record of Akerna Common Stock and Akerna voting preferred stock at the close of business on the record date of            , are entitled to notice of, and to vote at, the Akerna special meeting. At the close of business on the record date, there were            registered holders of record of Akerna Common Stock and there were shares of Akerna Common Stock issued and outstanding and there were            registered holders of record of Akerna voting preferred stock, consisting of holders of Series C Preferred Stock, with the right to vote an equivalent of shares of Akerna Common Stock. Each share of Akerna Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. Each share of Akerna Series C Preferred Stock entitles the holder thereof to vote the equivalent of            shares of Akerna Common Stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of Akerna Board for use at the Akerna special meeting.

If, as of the record date referred to above, your shares were registered directly in your name with the transfer agent for Akerna Common Stock, CST, or with Akerna for the Akerna voting preferred stock, then you are a stockholder of record. Whether or not you plan to attend the Akerna special meeting online, Akerna urges you to fill out and return the proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted.

The procedures for voting are as follows:

If you are a stockholder of record, you may vote at the Akerna special meeting. Alternatively, you may vote by proxy by using the accompanying proxy card, over the internet or by telephone. Whether or not you plan to attend the Akerna special meeting, Akerna encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the Akerna special meeting, you may still attend the Akerna special meeting and vote during the virtual meeting. In such case, your previously submitted proxy will be disregarded.

•        To vote at the Akerna special meeting, attend the Akerna special meeting and follow the instructions to vote at the special meeting.

•        To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Akerna special meeting, Akerna will vote your shares in accordance with the proxy card.

•        To vote by proxy over the internet, follow the instructions provided on the proxy at vote at .

•        To vote by telephone, you may vote by proxy by calling the toll-free number found on the proxy card.

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from us. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote in person at the Akerna special meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy.

Akerna provides internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

If you do not give instructions to your broker, your broker cannot vote your Akerna shares during the Special Meeting for anything besides the Reverse Stock Split Proposal and the Name Change Proposal because all the other proposals are considered “non-discretionary,” non-routine items.

All properly executed proxies that are not revoked will be voted at the Akerna special meeting and at any adjournments or postponements of the Akerna special meeting in accordance with the instructions contained in the proxy. If a holder of Akerna Common Stock or Akerna voting preferred stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of Akerna Board.

If you are a stockholder of record of Akerna and you have not executed the Merger Support Agreement, the Sale Transaction Support Agreement, a Merger Lender Support Letter or a Sale Transaction Lender Support Letter, you may change your vote at any time before your proxy is voted at the Akerna special meeting in any one of the following ways:

•        You may submit another properly completed proxy with a later date by mail or via the internet.

•        You can provide your proxy instructions via telephone at a later date.

•        You may send a written notice that you are revoking your proxy to Akerna Corp., 1550 Larimer Street #246, Denver, Colorado 80202, Attention: Secretary.

•        You may attend the Akerna special meeting, revoke your proxy at the special meeting and vote. Simply attending the Akerna special meeting will not, by itself, revoke your proxy.

If your shares of Akerna Common Stock or Akerna voting preferred stock are held by your broker, bank or other agent, you should follow the instructions provided by them.

Required Vote

The affirmative vote of a majority of the votes properly cast at the Akerna special meeting, whether present at the special meeting or represented by proxy at the special meeting, is required for approval of Proposal Nos. 1, 6 and 7. The affirmative vote of the holders of a majority of shares of Akerna Common Stock and Akerna preferred stock, voting as one class, having voting power outstanding on the record date for the Akerna special meeting is required for approval of Proposal Nos. 2, 3, 4 and 5. The affirmative vote of the holders of a majority of shares of Akerna Common Stock, voting as a separate class, having voting power outstanding on the record date for the Akerna special meeting is required for approval of Proposal No 4. Proposal No. 1 is conditioned upon Proposal Nos. 2, 3, 4, 5 and 6. Proposal No. 2 is conditioned upon Proposal No. 1. Therefore, the Merger cannot be consummated without the approval of the Sale Transaction, the Akerna Reverse Stock Split, the Akerna Authorized Share Increase, the Akerna Name Change and the 2023 Plan, and the Sale Transaction cannot be consummated without the approval of the Merger.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and any broker non-votes. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the special meeting. Abstentions and broker non-votes will have no effect on the Merger Proposal, the 2023 Plan Proposal and the Adjournment Proposal but will have the same effect as votes “AGAINST” the Sale Transaction Proposal, the Reverse Stock Split Proposal, the Authorized Share Increase Proposal and the Name Change Proposal.

Certain Akerna securityholders, including certain directors and executive officers of Akerna who in the aggregate own or have the right to acquire approximately            % of the outstanding shares of Akerna Common Stock or voting preferred stock, are parties to the Merger Support Agreement. the Sale Transaction Support Agreement, the Merger Lender Support Letters or the Sale Trasnaction Lender Support Letters. The Akerna securityholders who are party to such Merger Support Agreement, the Sale Transaction Support Agreement, the Merger Lender Support Letters or the Sale Transaction Lender Support Letters have agreed to vote (a) in favor of the Akerna stockholder proposals set forth herein, and (b) against any “acquisition proposal,” as defined in the Merger Agreement or Purchase Agreement, as applicable, and subject to certain exceptions, have also agreed not to transfer their shares of Akerna Common Stock or voting preferred stock.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Akerna may solicit proxies from Akerna stockholders by personal interview, telephone, email, fax or otherwise. Akerna will pay all of the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Akerna Common Stock or Akerna voting preferred stock for the forwarding of solicitation materials to the beneficial owners of Akerna Common Stock or Akerna voting preferred stock. Akerna will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Akerna has retained            to assist it in soliciting proxies using the means referred to above. Akerna will pay the fees of            , which Akerna expects to be approximately $            , plus reimbursement of out-of-pocket expenses.

Other Matters

As of the date of this proxy statement/prospectus, Akerna Board does not know of any business to be presented at the Akerna special meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Akerna special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE TRANSACTIONS

This section and the sections titled “The Merger Agreement” and “The Purchase Agreement” in this this proxy statement/prospectus describe the material aspects of the Merger, including the Merger Agreement, and the Sale Transaction, including the Purchase Agreement, respectively. While Akerna believes that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the Merger and the Merger Agreement and the other documents to which you are referred in this proxy statement/prospectus. Additionally, while Akerna believes that this description covers the material terms of the Sale Transaction and the Purchase Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the Sale Transaction and the Purchase Agreement, including the annexes to which you are referred herein. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

Background of the Transactions

The terms of the Purchase Agreement are the result of arm’s-length negotiations between the Akerna Board and management team and the MJ Acquisition management team, along with their respective advisors. The terms of the Merger Agreement are the result of arm’s-length negotiations between the Akerna Board and management team, the Gryphon management team, under the guidance of Gryphon’s board of directors, along with their respective advisors. In this process, Akerna was assisted by experienced outside financial and legal advisors in examining and evaluating potential transactions and transaction candidates through outreach to a variety of companies and prospective strategic partners.

Following is a summary of the events leading up to the decision by Akerna to explore strategic alternatives, the process undertaken by Akerna to identify and evaluate prospective counterparties, and the negotiation of the Purchase Agreement with MJ Acquisition and the Merger Agreement with Gryphon. The following chronology summarizes the key meetings and events that led to the signing of the agreements. The following chronology does not catalogue every conversation among the respective parties, their boards of directors and management, their respective representatives, or other parties.

Akerna has regularly evaluated its long-term strategic goals and plans, its operations and financial performance, and overall industry conditions. As part of these evaluations, Akerna has considered, among other things, potential opportunities for strategic partnerships and collaborations, business combinations, acquisitions and other financial and strategic alternatives, including a sale of Akerna.

On January 25, 2022, a meeting of the Akerna Board was held via teleconference during which management for Akerna presented to the Board regarding, among other items, the financial results of the year ended December 31, 2021 and the 2022 budget and operational plan. At the meeting the Akerna Board requested that the management for Akerna prepare a go-forward plan including cost reduction scenarios and strategic options.

On February 10, 2022, a meeting of the Akerna Board was held via teleconference during which management for Akerna presented the requested go-forward plan including Akerna’s 2022 business plan, current and prospective capital markets outlook, cost reduction scenarios and strategic options available to Akerna to address potential liquidity concerns and challenges in the upcoming fiscal year. The Akerna Board discussed whether to institute a hiring freeze, a reduction in work force or to hire a re-structuring consultant. The Akerna Board instructed Akerna management to institute a hiring freeze and seek budget reductions.

On February 16, 2022, a meeting of the Akerna Board was held via teleconference during which management for Akerna presented a liquidity and debt management update, including updated budgeting items, cash flow scenarios for the coming fiscal year, the debt covenants and potential challenges for meeting debt covenants in the coming fiscal year, capital markets solutions, including accessing Akerna’s at-the-market facility, engaging in a larger equity transaction, either public or private, or renegotiating the debt terms and covenants to address potential liquidity challenges through-out the coming fiscal year. The Akerna Board instructed Akerna management to continue to implement targeted budget cuts to assist in cash flows and begin initial conversations with a banker regarding potential strategic alternatives, on a preliminary basis, if and when such alternatives make sense in the best interests of the stockholders.

On March 18, 2022, a meeting of the Akerna Board was held via teleconference during which management provided an update on financial performance to date, including revenue, operating expenses, summary budget and performance to budget, new bookings and cash position.

On March 30, 2022, Akerna management held an initial meeting with representatives of JMP to discuss their engagement to assist the Akerna Board in exploring strategic alternatives for Akerna.

On April 1, 2022, JMP began initial outreach activities to selected parties regarding potential strategic transactions with Akerna.

On April 5, 2022, Akerna and JMP entered into an engagement letter regarding JMP providing financial advisory services to Akerna to explore strategic alternatives.

From April 18, 2022 through August 2022, Akerna management made presentations to potential strategic partners regarding the business of Akerna.

On April 19, 2022, a meeting of the Akerna Board was held via teleconference during which, among other items, Akerna management provided a review of potential strategic partners and deals to maximize shareholder value and the Akerna Board discussed overall strategy for Akerna moving forward, including discussing various budget scenarios and strategic options.

On April 29, 2022, a meeting of the Akerna Board was held via teleconference during which management of Akerna presented regarding the status of managing Akerna’s convertible debt and cash balances.

On May 9, 2022, a meeting of the Akerna Board was held via teleconference during which management of Akerna presented to the Board regarding strategic priorities going forward, including enterprise software, payment opportunities, data revenue growth and go-forward scenario planning and cash forecasts and 2022 budget planning.

On May 16, 2022, Akerna granted access to its dataroom for its first potential strategic partner pursuant to a non-disclosure agreement. Overall Akerna entered 21 non-disclosure agreements based on outreach to 36 potential strategic partners.

On May 17, 2022, Akerna announced the engagement of JMP to advise Akerna on strategic alternatives.

On May 20, 2022, a meeting of the Akerna Board was held via teleconference during which, among other items, Akerna management provided an update on the process with representatives of JMP and finding potential strategic partners.

On May 24, 2022, a meeting of the Akerna Board was held via teleconference during which management for Akerna presented regarding proposed restructuring of Akerna including a reduction in workforce.

On May 27, 2022, Akerna announced its restructuring and work force reduction.

On June 7, 2022, a meeting of the Akerna Board was held via teleconference during which representatives of JMP presented an update on the effort to find strategic partners for Akerna, including efforts to date, current state of interested parties and handling of the process and related items.

On July 1, 2022, management of Akerna made its first presentation to POSaBIT to discuss Akerna business, process and current capital structure.

On July 6, 2022, management of Akerna and POSaBIT held a call to discuss high level model and other current Akerna metrics.

On July 25, 2022, management of Akerna and Gryphon held an introductory call.

On July 28, 2022, management for POSaBIT submitted an initial offer for the MJ Freeway business for $5,000,000 in cash.

On August 1, 2022, management for Akerna and representatives of JMP held a call to discuss files that were prepared for POSaBIT.

On August 2, 2022, representatives of JMP and POSaBIT management held a call to discuss the current bid from POSaBIT.

On August 8, 2022, management for Akerna, management for POSaBIT and representatives of JMP held a call to discuss Akerna’s business and POSaBIT requested a follow-up demo call.

On August 16, 2022, representatives of JMP and Gryphon management held a call with discuss a potential transaction.

On August 17, 2022, Akerna management and POSaBIT management held a call for a demonstration of MJ Freeway software.

On August 19, 2022, Akerna management and POSaBIT management held a call for a demonstration of Akerna’s 365 software.

On August 25, 2022, POSaBIT management and representatives of JMP held a call to POSaBIT’s interest in a transaction,

On August 29, 2022, Akerna management, Gryphon management and representatives of JMP held a call to discuss Gryphon’s business and business model.

On September 15, 2022, POSaBIT management and representatives of JMP held a call to discuss potential transaction with Akerna and Gryphon.

On September 16, 2022, Akerna management, Gryphon management and representatives of JMP held a call to discuss deal structure and timing for a deal with Akerna and POSaBIT.

On September 21, 2022, representatives of JMP presented to the Akerna Board regarding the status of their efforts in finding strategic partners and purchasers for the Company. Mr. Sozio presented a general overview of the current status of discussions. Representatives of JMP presented to the Board regarding the status of their efforts, current state of interested parties and the handling of the process and related items.

On September 27, 2022, Akerna management and representatives of JMP held a call to discuss potential deal valuations and deal mechanics.

On September 30, 2022, POSaBIT management and representatives of JMP held a call to discuss deal mechanics and eliminating Akerna debt.

On October 11, 2022, Akerna management, Gryphon management and representatives of JMP held a call to discuss an initial term sheet from Gryphon.

On October 18, 2022, the Akerna Board held a meeting at which Mr. Sozio presented an update on strategic alternatives, the possible transactions with Gryphon and POSaBIT, progress with other interested parties and related matters.

On October 20, 2022, Gryphon delivered a non-binding term sheet to Akern management.

On October 27, 2022, POSaBIT delivered a non-binding term sheet to Akerna management.

On November 3, 2022, the Akerna Board approved by written consent entering into non-binding letters of intent with Gryphon and POSaBIT with a 45-day exclusivity period.

On November 7, 2022, Akerna entered into the non-binding letters of intent with Gryphon and POSaBIT.

On November 8, 2022, Akerna management, POSaBIT management and representatives of JMP held a call POSaBIT introduction to certain Akerna employees, learn about Akerna culture, and discuss timeline and mechanics.

On November 10, 2022, Akerna management and representatives of JMP held a call to discuss timeline for definitive agreements for POSaBIT and Gryphon transactions.

On November 15, 2022, Akerna management, Gryphon management, legal counsel for both parties and representatives of JMP held a call to discuss timeline and definitive documents.

On November 16, 2022, Akerna management, POSaBIT management and representatives of JMP held a call to discuss timeline and definitive documents.

On November 22, 2022, Akerna management, POSaBIT management and representatives of JMP held calls to discuss key metrics and state metrics.

On November 29, 2022, Akerna management, POSaBIT management and representatives of JMP held a due diligence call and further discussed Akerna’s state contracts.

On November 29, 2022, Akerna management, POSaBIT management and representatives of JMP held a call to provide an update on transaction timeline and definitive documents.

On December 1, 2022, Akerna management, POSaBIT management and representatives of JMP held calls to discuss the Ample business.

On December 1, 2022, the Akerna Board held a meeting via telephone conference at which (i) Akerna management presented to the Board regarding the 2023 budget and financial projections, including cash forecasts, likely cash shortfall in early 2023, the need for further cost reductions and the need to raise capital to meet operating expenses and service the Akerna Notes and (ii) representatives of JMP and Akerna management presented to the Board the status of the definitive documents with Gryphon and POSaBIT and discuss deal points and timing.

On December 5, 2022, Akerna management, POSaBIT management and representatives of JMP held a call to discuss Ample metrics and an update on state contracts.

On December 6, 2022, Akerna management, POSaBIT management and representatives of JMP held a call to discuss timeline and current mechanics for the transaction.

On December 10, 2022, Akerna management, POSaBIT management, legal counsel for both parties and representatives of JMP held a call to discuss status of definitive agreements, deal mechanics and timeline.

On December 13, 2022, Akerna management, Gryphon management and representatives of JMP held a call to discuss status of definitive deal documents and mechanics for the transaction and timeline.

On December 14, 2022, Akerna and POSaBIT agreed to an extension of the exclusivity period in the non-binding letter of intent.

On December 16, 2022, Akerna management, POSaBIT management and representatives of JMP held a call to provide an update on process, timeline.

On December 19, 2022, Akerna management, POSaBIT management and representatives of JMP held a call to discuss Akerna employees and deal terms.

On December 20, 2022, the Akerna Board held a meeting via telephone conference at which representatives of JMP presented to the Board regarding the sale of The NAV People, Inc. and general market conditions for Akerna and the downturn in the SaaS market.

On December 20, 2022, Akerna management, Gryphon management and representatives of JMP held an update call on timing.

On December 21, 2022, Akerna management, POSaBIT management and representatives of JMP held a call regarding status of state contracts, working capital and Ample agreements.

On December 23, 2022, Akerna management, POSaBIT management and representatives of JMP held a call to discuss definitive documents and employee process.

On December 27, 2022, Akerna management, Gryphon management, legal counsel for both parties and representatives of JMP held a call to work through the definitive documents and discuss deal points and timing.

On December 27, 2022, Akerna management, POSaBIT management, legal counsel for both parties and representatives of JMP held a call to work through the definitive documents and discuss deal points and timing.

On December 27, 2022, the Akerna Board held a meeting via telephone conference at which Akerna management presented to the Board regarding the status of the definitive documents with Gryphon and POSaBIT and related items on timing for the transactions.

On December 29, 2022, Akerna management, Gryphon management, legal counsel for both parties and representatives of JMP held a call to work through the definitive documents and discuss deal points and timing.

On January 3, 2023, Akerna management, Gryphon management, legal counsel for both parties and representatives of JMP held a call to work through the definitive documents and discuss deal points and timing.

On January 3, 2023, Akerna management, POSaBIT management, legal counsel for both parties and representatives of JMP held a call to work through the definitive documents and discuss deal points and timing.

On January 10, 2023, Akerna management, Gryphon management, legal counsel for both parties and representatives of JMP held a call to work through the definitive documents and discuss deal points and timing.

On January 10, 2023, Akerna management, POSaBIT management, legal counsel for both parties and representatives of JMP held a call to work through the definitive documents and discuss deal points and timing.

On January 12, 2023, the Akerna Board held a meeting via telephone conference at which Akerna management presented to the Board regarding the status of the definitive documents with Gryphon and POSaBIT, the current deal terms, the negotiations with the Akerna Note Holders and related items on timing for the transactions.

On January 17, 2023, the Akerna Board held a meeting via telephone conference at which Akerna management presented to the Board regarding the status of the definitive documents with Gryphon and POSaBIT, the current deal terms, the negotiations with the Akerna Note Holders and related items on timing for the transactions.

On January 18, 2023, Akerna management, POSaBIT management, legal counsel for both parties and representatives of JMP held a call to work through the definitive documents and discuss deal points and timing.

On January 20, 2023, Akerna management, POSaBIT management, legal counsel for both parties and representatives of JMP held a call to discuss voting agreement and updates on definitive documents.

On January 24, 2023, Akerna management, Gryphon management, legal counsel for both parties and representatives of JMP held a call to work through lender agreements and definitive deal documents.

On January 24, 2023, Akerna management, POSaBIT management, legal counsel for both parties and representatives of JMP held a call to work through lender agreement and definitive documents.

On January 25, 2023, the Akerna Board held a meeting via telephone conference at which Akerna management presented to the Board regarding the definitive documents with Gryphon and POSaBIT, the deal terms and related items on timing for the transactions.

On January 26, 2023, a meeting of the Akerna board of directors was held via teleconference, which representatives of Akerna management, representatives of JMP and legal counsel for Akerna attended. At this meeting, Akerna’s legal counsel provided a detailed legal review of the Merger Agreement and the POSaBIT Purchase Agreement and representatives of JMP provided a presentation regarding its financial analyses of the Merger and the Sale Transaction and the fairness from a financial point of view to Akerna of the consideration to be received by Akerna in the Sale Transaction and the consideration to be paid by Akerna in the Merger, following which the Board approved the Merger Agreement and the Merger and determined that the Merger was fair to the Akerna stockholders and approved the POSaBIT Purchase Agreement and the Sale Transaction and determined that the Sale Transaction was fair to the Akerna stockholders.

On January 27, 2023, Akerna and Gryphon entered into the Merger Agreement and Akerna and POSaBIT entered into the POSaBIT Purchase Agreement.

On February 3, 2023, the Akerna Board received an unsolicited letter of intent from Alleaves regarding an acquisition proposal for the Membership Interests and the Ample Shares at a price of $6 million in cash but contingent on completion of due diligence.

On February 5, 2023, the Akerna Board held a meeting via telephone conference at which Akerna management presented the February 3, 2023 letter of intent from Alleaves, representatives of JMP presented to the Akerna Board regarding the financial considerations and the superior financial offer of $6 million in cash over $4 million in cash, legal counsel presented to the Board regarding its fiduciary duties under Delaware law and the contractual provisions of the POSaBIT Purchase Agreement and the Akerna Board directed Akerna management to present the Alleaves letter to POSaBIT.

On February 6, 2023, Akerna management and POSaBIT management held a call to discuss the February 5, 2023 letter of intent from Alleaves.

On February 7, 2023, Akerna management and POSaBIT management held a call to discuss POSaBIT’s response to the February 3, 2023 letter of intent from Alleaves.

On February 8, 2023, the Akerna Board held a meeting via telephone conference at which Akerna management presented to the Board regarding POSaBIT’s response to the Alleaves letter of intent, legal counsel summarized the Akerna Board’s fiduciary duties and contractual obligations under the POSaBIT Purchase Agreement, the Board reviewed JMP’s prior presentation and the Board determined that the Alleaves February 3, 2023 letter of intent wasn’t a superior offer because of the extensive deal risk of needing to complete due diligence before entering into a definitive agreement.

On February 14, 2023, the Akerna Board received an unsolicited letter of support from Alleaves which provided that in support of the $6 million cash offer, Alleaves would agree to enter into the same purchase agreement as POSaBIT, subject to review of the schedules thereto, financial supporting documents showing ability to pay, and a shortened list of due diligence items with a statement that due diligence could be completed with 48 hours.

On February 15, 2023, the Akerna Board held a meeting via telephone conference at which Akerna management presented to the Board the February 14, 2023 support letter from Alleaves and the Board directed Akerna management to present the support letter to POSaBIT.

On February 16, 2023, Akerna management held a call at which Akerna management presented the February 14, 2023 support letter from Alleaves to POSaBIT management.

On February 18, 2023, Akerna management and POSaBIT management held a call at which POSaBIT management presented their view of the support letter from Alleaves and asked Akerna management to share with Alleaves the commercial agreement between Akerna and POSaBIT.

On February 19, 2023, the Akerna Board held a meeting via telephone conference at which Akerna management presented to the Board regarding POSaBIT’s response to the Alleaves support letter, legal counsel summarized the Akerna Board’s fiduciary duties and contractual obligations under the POSaBIT Purchase Agreement, the Board reviewed JMP’s prior presentation and the Board determined that the Alleaves February 3, 2023 letter of intent wasn’t a superior offer because of the extensive deal risk of Alleaves completing due diligence, the need for Gryphon’s consents and the potential that Alleaves would not find the commercial agreements between Akerna and POSaBIT favorable and the Board directed Akerna management to present the POSaBIT commercial agreements to Alleaves.

On March 3, 2023, the Akerna Board received an unsolicited revised support letter from Alleaves, pursuant to which Alleaves reaffirmed their offer of $6 million in cash, offered to make $1-2 million available upon execution of the purchase agreement and mentioned that the deal had been discussed with Gryphon which support the Alleaves offer.

On March 3, 2023, the Akerna Board held a meeting via telephone conference at which Akerna management presented to the Board regarding Alleaves revised support letter, the need for additional capital to get to closing and the ongoing issues presented by the Akerna Notes and the Akerna Board directed Akerna management to present the revised support agreement to POSaBIT.

On March 9, 2023, Akerna management held a call with POSaBIT management to discuss the revised support letter from Alleaves dated March 3, 2023.

On March 9, 2023, Akerna management held a call with POSaBIT management to discuss POSaBIT’s response to the revised support letter from Alleaves.

On March 10, 2023, the Akerna Board held a meeting via telephone conference at which Akerna management presented to the Board regarding POSaBITs response to the Alleaves revised support letter and the Board determined to take no action in relation to the Alleaves revised support letter.

On March 17, 2023, the Akerna Board received an unsolicited revised letter of intent from Alleaves pursuant to which Alleaves revised its offer to $5 million in cash with $1 million being made available upon signing of the purchase agreement in the form of a loan and setting forth that Alleaves would agree to indemnify Gryphon for any legal actions caused as a result of the transaction with Alleaves.

On March 19, 2023, the Akerna Board held a meeting via telephone conference at which Akerna management presented to the Board regarding the revised letter of intent from Alleaves and the revised terms of the offer, legal counsel to Akerna described the Akerna Board’s fiduciary duties, the Board went through a number of financial, business and legal considerations and the Board directed Akerna management to present the revised letter of intent to POSaBIT management with the likely determination that it was a superior offer.

On March 21, 2023, Akerna management and POSaBIT management held a call to discuss the revised letter from Alleaves.

On March 21, 2023, Akerna management and POSaBIT management held a call to discuss POSaBIT’s response to the revised letter from Alleaves.

On March 22, 2023, the Akerna Board received an unsolicited signed indemnification agreement from Alleaves and Gryphon pursuant to which Alleaves agreed to indemnify Gryphon, with Akerna as a third-party beneficiary, for certain liabilities arising from any actual or alleged breach or violation of the POSaBIT Purchase Agreement by Akerna in connection with the acceptance of the Alleaves proposal or the termination of the POSaBIT Purchase Agreement related to such acceptance of the Alleaves proposal.

On March 23, 2023, Akerna management and POSaBIT management held a call to discuss the revised letter from Alleaves and the indemnity agreement.

On March 24, 2023, the Akerna Board held a meeting via telephone conference at which the revised letter of intent from Alleaves was discussed in detail, including a review of the presentation from representatives of JMP regarding the financial terms, a review of various business considerations and a review of the Akerna Board’s fiduciary duties and obligations under the POSaBIT Purchase Agreement and the Board determined that the Alleaves letter of intent along with the indemnity agreement between Gryphon and Alleaves was reasonably likely to be a superior offer under the terms of the POSaBIT Purchase Agreement and directed management to provide appropriate notice to POSaBIT under the terms of the POSaBIT Purchase Agreement.

On March 24, 2023, Akerna delivered notice to POSaBIT of the Akerna Board’s determination with the Alleaves documents to follow on March 27, 2023.

On April 3, 2023, Akerna management and POSaBIT management held a call to discuss Akerna’s notice to POSaBIT and POSaBIT determined not to offer to change the terms of their transaction in the POSaBIT Purchase Agreement.

On April 4, 2023, the Akerna Board held a meeting via telephone conference at which the revised letter of intent from Alleaves was discussed in detail, including a review of the presentation by representatives of JMP regarding the financial terms, a review of various business considerations and a review of the Akerna Board’s fiduciary duties and obligations under the POSaBIT Purchase Agreement and the Board determined that the Alleaves letter of intent along with the indemnity agreement between Gryphon and Alleaves was a superior offer under the terms of the POSaBIT Purchase Agreement and directed management to provide appropriate notice to POSaBIT under the terms of the POSaBIT Purchase Agreement to terminated the POSaBIT Purchase Agreement.

On April 5, 2023, Akerna management delivered notice of termination to POSaBIT under the terms of the POSaBIT Purchase Agreement.

On April 6, 2023, Akerna management and management for Alleaves held a call to begin due diligence and discuss deal mechanics and timing.

On April 17, 2023, the Akerna Board held a meeting via telephone conference at which legal counsel presented to the Board regarding the Purchase Agreement with MJ Acquisition, the promissory note for the $1 million loan and related security documents were discussed and the Board reviewed JMP’s prior financial analysis regarding the Merger and Sale Transaction.

On April 28, 2023, the Akerna Board by way of written consent approved the Purchase Agreement and related documents.

On April 28, 2023, Akerna entered into the Purchase Agreement, the promissory note and related security documents.

Akerna’s Corporate History

On October 10, 2018 (as amended on April 17, 2019), Akerna (f/k/a MTech Acquisition Holdings Inc.) entered into a definitive merger agreement with MTech Acquisition Corp. (“MTech”), MJ Freeway, MTech Purchaser Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Akerna (“Purchaser Merger Sub”), MTech Company Merger Sub LLC, a Colorado limited liability company and a wholly-owned subsidiary of Akerna (“Company Merger Sub”), MTech Sponsor LLC (“MTech Sponsor”), a Florida limited liability company, in the capacity as the representative for our equity holders (other than the Sellers) thereunder, and MJ Freeway and Jessica Billingsley (as successor to Harold Handelsman), in the capacity as the representative for the Sellers thereunder. The agreement provided for two mergers: (i) the merger of Purchaser Merger Sub with and into MTech, with MTech continuing as the surviving entity (the “Purchaser Merger”); and (ii) the merger of Company Merger Sub with and into MJF, with MJF continuing as the surviving entity (the “Company Merger” and together with the Purchaser Merger, the “Business Combination”).

On June 17, 2019, MTech held a Special Meeting at which the MTech stockholders considered and approved, among other matters, the merger agreement with MJ Freeway et al.

On June 17, 2019, the parties consummated the Business Combination.

Upon closing of the Business Combination, MTech’s units ceased trading, and Akerna Common Stock and warrants began trading on The Nasdaq Stock Market under the symbols “KERN” and “KERNW,” respectively, Akerna changed its name from MTech Acquisition Holdings Inc. to “Akerna Corp.”, and MJF became our wholly-owned subsidiary.

Executing upon our expansion strategy, we acquired complementary cannabis brands to grow the scope of Akerna’s cannabis ecosystem. Since 2019, we have integrated six new brands into the Akerna product and service offering. Our first acquisition, Solo Sciences (“Solo”), was initiated in the fall of 2019, with the full acquisition completed in July 2020. We added Trellis Solutions (“Trellis”) to our portfolio on April 10, 2020 and finalized the acquisition of Ample and Last Call Analytics (“Last Call”) on July 7, 2020. More recently, on April 1, 2021 we completed our acquisition of Viridian Sciences Inc. (“Viridian”), a cannabis business management software system built on SAP Business One, followed by the acquisition of The NAV People, Inc. d.b.a 365 Cannabis (“365 Cannabis”), a cannabis business management software system built on Microsoft Business Central, on October 1, 2021.

In May 2022, we announced that we were exploring strategic alternatives to enhance shareholder value and engaged JMP as our financial advisor to assist in this process. In May 2022, we announced the implementation of a strategic restructuring with the objective of preserving capital. Our board of directors approved a restructuring plan following a review of our operations, cost structure and growth opportunities. The restructuring included a reduction in headcount and operating costs. We recorded a charge of $0.6 million in the six months ended June 30, 2022 as a result of the restructuring, which consisted of one-time termination benefits for employee severance, benefits and related costs, all of which resulted in cash expenditures which were paid out by the end of 2022.

On January 11, 2023, we completed the sale of 365 Cannabis to 365 Holdco LLC (the “Buyers”) pursuant to a stock purchase agreement (the “365 SPA”) for (i) cash in the amount of $0.5 million and the (ii) the termination and release of our obligation to the Buyers for contingent consideration in connection with our original acquisition of 365 Cannabis from the Buyers in 2021 (the “Earn-out Obligation”), subject to customary post-closing adjustments, if any. Any post-closing adjustments are generally limited to certain adjustments in accounts payable and indemnification obligations in accordance with the 365 SPA. Upon completion of the sale, $0.4 million of the total cash proceeds was placed into restricted accounts held as security for the Senior Convertible Notes while $0.1 million was subject to a hold-back (the “365 Holdback”) by the Buyers to be released to us and also placed into certain restricted accounts (the “Restricted Accounts”) after all post-closing adjustments, if any, are resolved. In accordance with the 365 SPA, we and the Buyers agreed that the value of the Earn-out Obligation was $2.3 million, a reduction of $4.0 million from the original estimate, for purposes of the sale of 365 Cannabis and is reflected on our consolidated balance sheets as Contingent consideration payable.

Akerna Reasons for the Transactions

At a meeting held on January 26, 2023, among other things, the Akerna Board unanimously (i) the Akerna Board unanimously determined that the Merger Agreement, the Merger and other transactions contemplated thereby and the Purchase Agreement, the Sale Transaction and other transactions contemplated thereby are advisable, fair to and in the best interests of Akerna and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the Purchase Agreement, (iii) determined to solicit, upon the terms and subject to the conditions set forth in the Merger Agreement and the Purchase Agreement, the approval of the Akerna stockholders of the Merger Agreement and the Purchase Agreement, and (iv) approve and adopt the other transactions contemplated by the Merger Agreement and the Purchase Agreement and to recommend that the Akerna stockholders approve the Merger, the Sale Transaction, the Akerna Reverse Stock Split, the Akerna Authorized Share Increase, the Akerna Name Change, the 2023 Plan and the Adjournment Proposal.

During the course of its evaluation of the Merger Agreement and the Purchase Agreement and the transactions contemplated thereby, the Akerna Board held numerous meetings, consulted with Akerna’s senior management, legal counsel and financial advisor, and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and Purchase Agreement and the transactions contemplated by the Merger Agreement and Purchase Agreement, the Akerna Board considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement and the Purchase Agreement, including:

•        the financial condition and prospects of Akerna and its current business and the risks associated with continued operations, including Akerna’s history of substantial losses, the need for a likely highly dilutive equity capital raise in the near term to fund ongoing operations, risks related to servicing the Akerna Notes and the potential for a default under the terms of the Akerna Notes, the current stock price of the Akerna Common Stock and overall prospects of Akerna’s current operations, the timeline for profitable operations and the costs of operating as a public company;

•        the risks and delays associated with, and uncertain value and costs to Akerna stockholders of, liquidating Akerna, including the uncertainties of continuing cash burn while debt and contingent liabilities are resolved, the likelihood that there would not be sufficient cash upon liquidation to satisfy Akerna’s debt obligations resulting in no cash available for distribution to stockholders, uncertainty of timing of release of any remaining cash until contingent liabilities are resolved, and the risks and costs associated with being a shell company prior to any such cash distribution;

•        the risks and challenges of attempting to continue to operate Akerna on a stand-alone basis, including the substantial time required and uncertainty to successfully address the ongoing losses of continued operations and the need to service the Akerna Notes and challenges in retaining staff with limited cash and projected financial losses;

•        that the Akerna Board and its financial advisor undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and merger partner candidates to identify the opportunity that would, in the Akerna Board’s view, create the most value for Akerna stockholders;

•        the Akerna Board’s belief, after a thorough review of strategic alternatives and discussions with Akerna’s senior management, financial advisors and legal counsel, that the Merger and Sale Transaction are more favorable to Akerna stockholders than the potential value that might have resulted from other strategic alternatives available to Akerna, including to operate Akerna on a stand-alone basis;

•        the Akerna Board’s belief that, as a result of arm’s length negotiations with Gryphon, Akerna and its representatives negotiated the best ratio to which Gryphon was willing to agree, and that the other terms of the Merger Agreement include the most favorable terms to Akerna in the aggregate to which Gryphon was willing to agree;

•        the Akerna Board’s belief that, as a result of arm’s length negotiations with MJ Acquisition, Akerna and its representatives negotiated the best cash purchase price to which MJ Acquisition was willing to agree, and that the other terms of the Purchase Agreement include the most favorable terms to Akerna in the aggregate to which MJ Acquisition was willing to agree;

•        the Akerna Board’s consideration of the expected cash resources of the combined company as of the closing of the Merger, with approximately $5.8 million of cash and cash equivalents on a pro forma basis after giving effect to the Merger;

•        the Akerna Board’s view, following a review with Akerna’s management of Gryphon’s current business plan, of the likelihood that the combined company would possess sufficient cash resources at the closing of the Merger to fund the business of the combined company through upcoming value inflection points;

•        the lack of prospects of and risks associated with finding other strategic candidates;

•        the ability of Akerna stockholders to participate in the growth and value creation of the combined company following the closing of the Merger by virtue of their continued ownership of Akerna Common Stock;

•        the current financial market conditions and historical market prices, volatility, and trading information for Akerna Common Stock

•        the experience of the senior management team and board of directors of the combined company, which will consist of experienced representatives from Gryphon’s management team and board of directors and one representative from Akerna’s Board;

•        the Akerna Board’s consideration of the financial analyses of JMP, including its opinion to the Akerna Board as to the fairness, from a financial point of view and as of the date of the opinion, to Akerna of the consideration to be paid by Akerna in the Merger and the consideration to be received by Akerna in the POSaBIT Sale Transaction, as more fully described below under the caption “The Merger — Opinion of Akerna’s Financial Advisor,” beginning on page 95 in this proxy statement/prospectus; and

•        the variety of risks and other countervailing factors related to entering into the Merger Agreement and Purchase Agreement as joint transactions, including the potential effect of termination fees, the substantial expense incurred in connection with the Transactions and the risks and uncertainties associated with Gryphon’s business and various other risks.

The Akerna Board also reviewed the terms of the Merger Agreement and the Purchase Agreement and related transaction documents, including those described below, and concluded that the terms of the Merger Agreement and the Purchase Agreement and related transaction documents, in the aggregate, were reasonable under the circumstances:

•        the calculation of the ratio and the estimated number of shares of Akerna Common Stock to be issued in the Merger;

•        the aggregate purchase price to be received by Akerna from MJ Acquisition pursuant to the Sale Transaction, the limited adjustments to the purchase price at closing, the limited indemnity granted by Akerna to MJ Acquisition under the Purchase Agreement and the indemnification by MJ Acquisition to Akerna for certain material litigations and liabilities;

•        the number and nature of the conditions to Gryphon’s and Akerna’s respective obligations to complete the Merger and the likelihood that the Merger will be completed on a timely basis, as more fully described below under the caption “The Merger Agreement — Conditions to the Completion of the Merger,” beginning on page 109 in this proxy statement/prospectus;

•        the rights of, and limitations on, Akerna under the Merger Agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, and the limitations on the Akerna Board to change its recommendation in favor of the Merger, as more fully described below under the caption “The Merger Agreement — No Solicitation,” beginning on page 127 in this proxy statement/prospectus;

•        the right of Akerna to terminate the Merger Agreement to accept an unsolicited Acquisition Proposal in certain circumstances, subject to payment of a termination fee, as more fully described below under the caption “The Merger Agreement — Termination Fee,” beginning on page 131 in this proxy statement/prospectus;

•        the conclusion of the Akerna Board that the potential termination fee of $275,000, payable by Akerna to Gryphon, the reimbursement by Akerna of Gryphon’s expenses up to a maximum of $100,000, and the circumstances when such fees may be payable, were reasonable, as more fully described below under the caption “The Merger Agreement — Termination Fee,” beginning on page 131 in this proxy statement/prospectus; and

•        the Merger Support Agreement and Merger Lender Support Letters, pursuant to which certain securityholders of Akerna and stockholders of Gryphon, respectively, have agreed, solely in their capacities as stockholders, to vote all of their shares of Akerna Common Stock or Akerna voting preferred stock or Gryphon Shares, as applicable, in favor of the proposals submitted to them in connection with the Merger and against any alternative acquisition proposals, as more fully described below under the caption “Agreements Related to the Merger — Support Agreements,” beginning on page 121 in this proxy statement/prospectus.

•        the number and nature of the conditions to MJ Acquisition’s and Akerna’s respective obligations to complete the Sale Transaction and the likelihood that the Sale Transaction will be completed on a timely basis, as more fully described below under the caption “The Purchase Agreement — Conditions to the Completion of the Sale Transaction,” beginning on page 124 in this proxy statement/prospectus;

•        the rights of, and limitations on, Akerna under the Purchase Agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, and the limitations on the board of directors of Akerna to change its recommendation in favor of the Merger, as more fully described below under the caption “The Purchase Agreement — No Solicitation,” beginning on page 127 in this proxy statement/prospectus;

•        the right of Akerna to terminate the Purchase Agreement to accept an unsolicited Acquisition Proposal in certain circumstances, subject to payment of a termination fee, as more fully described below under the caption “The Purchase Agreement — Termination Fee,” beginning on page 131 in this proxy statement/prospectus;

•        the conclusion of the Akerna Board that the potential termination fee of $290,000 and reimbursement for up to a maximum of $60,000 in reasonable fees and expenses, payable by Akerna to MJ Acquisition, and the circumstances when such fees may be payable, were reasonable, as more fully described below under the caption “The Purchase Agreement — Termination Fee,” beginning on page 131 in this proxy statement/prospectus; and

In the course of its deliberations, the Akerna Board also considered a variety of risks and other countervailing factors related to entering into the Merger and the Sale Transaction, including:

•        the potential effect of the $275,000 termination fee payable by Akerna to Gryphon, Akerna’s expense reimbursement obligations to Gryphon of up to $100,000, the potential termination fee of $290,000 and reimbursement for up to a maximum of $60,000 in reasonable fees and expenses payable by Akerna to MJ Acquisition, in each case, upon the occurrence of certain events and in deterring other potential acquirors from proposing an alternative acquisition proposal that may be more advantageous to Akerna stockholders;

•        the prohibition on Akerna to solicit alternative acquisition proposals during the pendency of the Merger and Sale Transaction;

•        the substantial expenses to be incurred by Akerna in connection with the Merger and Sale Transaction;

•        the possible volatility of the trading price of the Akerna Common Stock resulting from the announcement, pendency or completion of the Merger and Sale Transaction;

•        the risk that the Merger or Sale Transaction might not be consummated in a timely manner or at all;

•        the fact that the representations and warranties in the Merger Agreement and Purchase Agreement do not survive the closing of the Merger and Sale Transaction and the potential risk of liabilities that may arise post-closing;

•        the lack of availability of appraisal rights under the DGCL to holders of Akerna Common Stock which would not allow holders to seek appraisal of the fair value of their shares of Akerna Common Stock; and

•        the various other risks associated with the combined company and the transaction, including those described in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” in this proxy statement/prospectus.

The foregoing information and factors considered by the Akerna Board are not intended to be exhaustive but are believed to include all of the material factors considered by the Akerna Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and Sale Transaction and the complexity of these matters, the Akerna Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Akerna Board may have given different weight to different factors. The Akerna Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Akerna management team and the legal and financial advisors of Akerna, and considered the factors overall to be favorable to, and to support, its determination.

Gryphon Reasons for the Merger

Acting by unanimous written consent on January 26, 2023, the Gryphon Board unanimously (i) determined that the Merger is fair to, advisable for, and in the best interests of, Gryphon and its stockholders, (ii) approved and declared advisable the Merger Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that its stockholders approve the Merger.

In the course of reaching its decision to approve the Merger, the Gryphon Board consulted with Gryphon’s management, financial and tax advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

•        the financial condition, historical results of operations and strategic objectives of Gryphon;

•        the exchange ratio to be paid by Akerna pursuant to the Merger and the related anticipated allocation of the equity interests of the combined company, on a fully diluted basis, following completion of the Merger;

•        the risks associated with structuring the Merger and the Sale Transaction as joint transactions, including the potential difficulties associated with coordinating and completing both transactions simultaneously and the risk that the Sale Transaction does not close on a timely basis or at all;

•        the terms of the Merger Agreement, the Purchase Agreement and related transaction documents, concluding the terms, in the aggregate, were reasonable;

•        the current capitalization of Akerna, including the terms of the Akerna Notes, and the ability of Akerna to simplify its capitalization prior to completion of the Merger;

•        the terms of the Exchange Agreements, the treatment of the Akerna Notes contemplated thereby and the entry by the holders of Akerna Notes into Merger Lender Support Letters;

•        the potential increased access to sources of capital and a broader range of investors to support Gryphon’s Bitcoin mining operations following consummation of the Merger and the expected continued listing of the combined company on The Nasdaq Capital Market, compared to if Gryphon continued to operate as a privately held company;

•        the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

•        the Gryphon Board’s belief that no alternatives to the Merger were reasonably likely to create greater value for Gryphon’s stockholders, after reviewing the various financing and other strategic options to enhance shareholder value that were considered by the Gryphon Board;

•        the cash resources of the combined company, with $5.8 million of cash and cash equivalents on a pro forma basis as of December 31, 2022 after giving effect to the Merger, which Gryphon believes is sufficient to enable Gryphon to pursue its near term goals and business plans;

•        the expectation that the Merger with Akerna would be a more time- and cost-effective means to access capital than other options considered by the Gryphon Board, including additional private financings or an initial public offering;

•        the terms and conditions of the Merger Agreement, including, without limitation, the following:

•        the determination that the expected relative percentage ownership of Akerna stockholders and Gryphon’s stockholders in the combined company was appropriately based, in the judgment of the Gryphon Board, on the Gryphon Board’s assessment of the approximate valuations of Akerna and Gryphon;

•        the limited number and nature of the conditions of the obligation of Akerna to consummate the Merger;

•        the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes;

•        the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•        the shares of Akerna Common Stock issued to Gryphon’s stockholders will be registered on the Registration Statement of which this proxy statement/prospectus forms a part and will become freely tradable for Gryphon’s stockholders who are not affiliates of Gryphon and who are not parties to lock-up agreements;

•        the Merger Support Agreement and Lender Support Letters, pursuant to which certain directors, officers and securityholders of Gryphon and Akerna, respectively, have agreed, solely in their capacity as securityholders of Gryphon and Akerna, respectively, to vote all of their Gryphon Shares or Akerna Common Stock and Akerna Preferred Stock in favor of the adoption or approval, respectively, of the Merger Agreement;

•        the Merger may enable certain stockholders of Akerna and Gryphon to increase the value of their current shareholding; and

•        the likelihood that the Merger will be consummated on a timely basis.

The Gryphon Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•        the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of Gryphon and the ability of Gryphon to obtain financing in the future in the event the Merger is not completed;

•        the exchange ratio used to establish the number of shares of Akerna Common Stock to be issued to Gryphon’s stockholders in the Merger is fixed, except for adjustments due to issuances of equity securities by Akerna prior to Closing, and thus the relative percentage ownership of Akerna stockholders and Gryphon’s stockholders in the combined company immediately following the completion of the Merger is similarly fixed;

•        the risk that the Merger might not be consummated in a timely manner or at all;

•        the additional expenses and obligations to which Gryphon’s business will be subject following the Merger that Gryphon has not previously been subject to, and the operational changes to Gryphon’s business, in each case that may result from being a public company;

•        the fact that the representations and warranties in the Merger Agreement do not survive the closing of the Merger and the potential risk of liabilities that may arise post-closing; and

•        various other risks associated with the combined company and the Merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus.

The foregoing information and factors considered by the Gryphon Board are not intended to be exhaustive but are believed to include all of the material factors considered by the Gryphon Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Gryphon Board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Gryphon Board may have given different weight to different factors. The Gryphon Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Gryphon’s management team, the legal and financial advisors of Gryphon, and considered the factors overall to be favorable to, and to support, its determination.

Certain Projected Financial Information

The information set forth below regarding cash spending projections of Akerna was used by Akerna in connection with its review of the business combination, as described below. Additionally, the information below constitutes all of the projection information provided by Akerna to JMP in connection with their preparation of their opinion to the Akerna Board regarding the business combination.

Akerna’s Financial Projections

In connection with their analyses of the business combination, Akerna provided JMP and Gryphon with the financial projections below.

Akerna does not warrant the accuracy, reliability, appropriateness or completeness of the financial projections to anyone. Neither the management of Akerna nor any of its representatives, advisors or affiliates has made or makes any representation to any person regarding the ultimate expenses and receipts of Akerna compared to the information contained in the financial projections, and none of them intends to or undertakes any obligation to update or otherwise revise the financial projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the financial projections are shown to be in error. Accordingly, they should not be looked upon as “guidance” of any sort. You are cautioned not to rely on the financial projections in making a decision regarding the transaction, as actual results may be materially different than the financial projections.

The financial projections of Akerna are forward-looking statements that are based on assumptions that are inherently subject to significant risks, uncertainties and contingencies, many of which are beyond Akerna’s control. These include the risks described in the section entitled “Risk Factors.” There will be differences between actual and projected revenue and spending, and actual revenue and cash spending may be materially greater or materially less than those contained in the financial projections. The inclusion of the financial projections in this proxy statement/prospectus should not be regarded as an indication that Akerna or its representatives considered or currently consider the financial projections to be a reliable prediction of future events, and reliance should not be placed on the financial projections.

The projections were prepared by, and are the responsibility of, the management of Akerna. The projections were not prepared with a view towards compliance with GAAP, the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation of prospective financial information. Marcum LLP, Akerna’s independent registered public accounting firm, has not examined, compiled or otherwise applied procedures with respect to the accompanying prospective financial information presented herein and, accordingly, does not express an opinion or any other form of assurance on it. The report of Marcum LLP included in this proxy statement/prospectus relates to historical financial information of Akerna. It does not extend to the projections and should not be read as if it does.

The key elements of the financial projections of Akerna provided to Gryphon and JMP are summarized in the table below (in thousands of dollars, unaudited).

	11+1 Actual/Forecast	Budget	Var $	Inc/(Dec)	Est.	Est.	Est.	Est.	Rates of Change
Figures in ($000K)	2022	2023		Profit %	2024	2025	2026	2027	2024	2025	2026	2027
Revenue
Software – B2B
Enterprise	1,651	1,468	(183)	(11)%
365 (see Note)		605	605
Viridian	1,651	863	(788)	(48)%
Small and Medium Business	7,686	7,836	150	2%	9,180	11,016	12,118	12,724
MJ Platform	4,410	5,248	838	19%	7,059	8,471	9,318	9,784	34.5%	20.0%	10.0%	5.0%
Ample	3,175	2,588	(586)	(18)%	2,121	2,545	2,800	2,940	(18.1)%	20.0%	10.0%	5.0%
Trellis	102		(102)	(100)%
Data Revenue	792	190	(601)	(76)%
Solo Sciences	57		(57)	(100)%
Partnerships	68		(68)	(100)%		551	1,818	2,545			230.0%	40.0%
Total Software – B2B	10,254	9,494	(760)	(7)%	9,180	11,567	13,935	15,268
Leaf Data Systems	3,415	2,582	(833)	(24)%	2,391	2,630	2,762	2,900	(7.4)%	10.0%	5.0%	5.0%
Total Software Revenue	13,670	12,077	(1,593)	(12)%	11,571	14,197	16,697	18,168

Consulting	700		(700)	(100)%
Other	55		(55)	(100)%	300	100
Total Revenue	14,424	12,077	(2,348)	(16)%	11,871	14,297	16,697	18,168

Business Unit Direct Expenses	18,906	12,104	(6,802)	(36)%	10,635	10,104	10,104	10,104	(12.1)%	(5.0)%	0.0%	0.0%
Capitalized Software	(2,387)	(1,574)	814	(34)%	(1,383)	(1,313)	(1,313)	(1,313)
Business Unit EBITDA	(2,095)	1,546	3,640	174%	2,618	5,507	7,907	9,378

Corporate Overhead	6,995	6,602	(393)	(6)%	6,581	6,384	6,256	6,194	(0.3)%	(3.0)%	(2.0)%	(1.0)%

Fully Burdened EBITDA	(9,090)	(5,057)	4,033	44%	(3,963)	(877)	1,651	3,184

Unidentified Cost Task		800	800

Fully Burdened EBITDA	(9,090)	(4,257)	4,833	53%	(3,963)	(877)	1,651	3,184

Depreciation & Amortization	3,788	1,980	(1,807)	(48)%	1,478	1,348	1,313	1,313

Net Income (Loss)	(12,877)	(6,237)	6,640	(52)%	(5,441)	(2,225)	337	1,871

Modeling Assumptions:

•        The following business units are shut down at the beginning of 2023: Enterprise, Trellis, Solo Sciences, LCA and Consulting. Although, at the time this forecast was made, we had not notified every customer or negotiated the contract termination dates with every customer. We do not expect that all customer contracts will have the same termination date, and Akerna will continue to provide services to each customer through their contact termination date. We expect this will create a revenue tail, that is consistent with the company’s revenue recognition policy. For forecasting purposes, we included an estimate of this trailing revenue in the “Other” revenue line item.

•        Dedicated and shared costs to support discontinued business will cease, resulting in Business Unit Direct and Corporate Overhead cost reductions.

•        The MJ Platform will be revamped and relaunched in mid-2023 as MJ Operations. Updated functionality and user experience will drive a resurgence of growth.

•        MJ Operations will include a universal ERP bridge functionality allowing Akerna to partner with any partner selling /re-selling ERP solutions. This drives MJ Operations growth and partnering fees.

•        In 2023, Ample will decline due to churn. No significant development will be done on the system due to focus on MJ Operations development.

•        In early 2024, MJ Operations will include the functionality offered by Ample, which will be replaced by a common platform, which will regain Canadian market share and result in technical cost efficiencies.

•        Business Unit Costs will decline initially due to shut down and cost efficiencies associated with standardization of technologies. In the out years, cost targets will include zero year-over-year increases (efficiencies offset economics).

•        Small and medium business (SMB) sales growth will be supported with the existing SMB team, which has considerable extra band-width.

•        Corporate overhead costs will decline initially due to shut down/transferring costs to 365. In the out years, the business will continue to implement efficiencies that more than offset economics.

•        Capitalized Software estimate of 13% Business Unit Direct Expenses based on historical capitalization rates.

•        No income tax during forecast period due to ongoing net losses.

•        Depreciation & Amortization largely consists of software amortization. MJP & Ample is amortized over 2 years and Leaf over 5 years. Estimate is based on forecasted capitalized software amortized over 2 years.

Except as set forth above, no projection information was provided by Akerna to JMP in connection with their preparation of their opinion to the Akerna Board regarding the business combination.

Opinion of Akerna’s Financial Advisor

Akerna has retained JMP as its financial advisor in connection with the Merger and the Sale Transaction. In connection with this engagement, the Akerna Board requested that JMP evaluate whether the (a) consideration to be received by Akerna in the POSaBIT Sale Transaction is fair, from a financial point of view, to Akerna and (b) the consideration to be paid by Akerna in the Merger is fair, from a financial point of view, to Akerna. On January 26, 2023, at a meeting of the Akerna Board at which the Merger was approved, JMP rendered to the Akerna Board an oral opinion, confirmed by delivery of a written opinion dated January 26, 2023, to the effect that, as of that date and based on and subject to the matters described in its opinion, the consideration to be received by Akerna in the POSaBIT Sale Transaction is fair, from a financial point of view, to Akerna and the consideration to be paid by Akerna in the Merger is fair, from a financial point of view, to Akerna.

The full text of JMP’s written opinion, dated January 26, 2023, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this proxy statement/prospectus as Annex G and is incorporated into this proxy statement/prospectus by reference. The description of JMP’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of JMP’s opinion. JMP’s opinion was directed and addressed to the Akerna Board (in its capacity as such) in connection with its consideration of the POSaBIT Sale Transaction and the Merger. JMP’s opinion did not address the underlying decision of the Akerna Board to proceed with or effect the POSaBIT Sale Transaction or the Merger or the relative merits of the POSaBIT Sale Transaction or the Merger as compared to any alternative strategy or transaction that might exist for Akerna. JMP’s opinion does not constitute a recommendation as to how the Akerna Board or any Akerna stockholder should act or vote with respect to the Merger or any other matter.

For purposes of its opinion, JMP:

•        reviewed the financial terms and conditions of (i) a draft dated January 25, 2023 of the POSaBIT Purchase Agreement, (ii) the Merger Agreement, and (iii) certain related documents to each thereto;

•        reviewed certain publicly available business and financial information relating to Akerna and Gryphon, including Akerna’s audited financial statements for the year ended December 31, 2021, and including Gryphon’s audited financial statements for the year ended December 31, 2021;

•        reviewed certain financial projections provided to JMP by each of Akerna and Gryphon, and certain other historical and current financial and business information provided to JMP by each of Akerna and Gryphon;

•        held discussions regarding the operations, financial condition and prospects of Gryphon and Akerna with the managements of each of Akerna and Gryphon;

•        compared certain financial terms of the POSaBIT Sale Transaction and the Merger to financial terms, to the extent publicly available, of other transactions JMP deemed relevant;

•        reviewed for information purposes the financial and stock market performances of certain publicly traded companies that JMP deemed to be relevant; and

•        performed such other studies, analyses and inquiries and considered such other factors as JMP deemed appropriate.

In arriving at its opinion, JMP, with the consent of the Akerna Board, (i) relied upon and assumed the accuracy and completeness of all information and data that was publicly available or furnished to or otherwise reviewed by or discussed with JMP without independent verification, (ii) did not assume any responsibility for independently verifying such information, and (iii) relied on the assurances of the managements of Akerna and Gryphon that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, with the Akerna Board’s consent, JMP did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Akerna or Gryphon, nor was JMP furnished with any such evaluations or appraisals. With respect to the financial projections referred to above and any other forecasts or forward-looking information, JMP assumed, at the direction of the managements of Akerna and Gryphon that such projections, forecasts and information were reasonably prepared and reflect the best then-available estimates and good faith judgments of such management as to the expected future results of operations and financial condition of Akerna or Gryphon, as applicable, and the other matters covered thereby, and JMP relied on such information in arriving at its opinion and did not assess the reasonableness or achievability of such projections, forecasts and information. Further, with respect to such financial projections, as part of JMP’s analysis in connection with its opinion, JMP assumed, at the direction of Akerna and Gryphon, that the financial results reflected therein can be realized in the amounts and at the times indicated thereby.

In addition, in arriving at its opinion, JMP assumed, with the Akerna Board’s consent, that (i) there was no material change in any of the assets, liabilities, financial condition, business or prospects of Akerna or Gryphon since the date of the most recent financial statements and other information made available to JMP prior to the date of its opinion, and there will be no material adjustments to the consideration in the POSaBIT Sale Transaction or the consideration in the Merger, (ii) all material information JMP requested from Akerna and Gryphon during the scope of its engagement was provided to JMP fully and in good faith, (iii) the POSaBIT Sale Transaction and the Merger (together, the “Considered Transactions”) will be consummated in accordance with the terms and conditions set forth in the Merger Agreement, the POSaBIT Purchase Agreement and the ancillary documents thereto (the “Transaction Documents”) (the final terms and conditions of which JMP assumed will not differ in any respect material to its analysis from the aforementioned draft JMP reviewed), without any waiver, modification or amendment of any material terms or conditions, (iv) the representations and warranties made by the parties to the Transaction Documents were and will be true and correct in all respects material to JMP’s analysis, (v) all governmental and third party consents, approvals and agreements necessary for the consummation of the Considered Transactions will be obtained without any adverse effect on Akerna or Gryphon or the Considered Transactions, and (vi) the Considered Transactions will not violate any applicable federal or state statutes, rules or regulations.

JMP’s opinion does not constitute legal, regulatory, accounting, insurance, tax or other similar professional advice and did not address (i) the underlying decision of Akerna to proceed with or effect the Considered Transactions, (ii) the terms of the Considered Transactions (other than the consideration in the POSaBIT Sale Transaction and the consideration in the Merger to the extent expressly addressed therein) or any arrangements, understandings, agreements or documents related to the Considered Transactions, (iii) the fairness of the Considered Transactions (other than with respect to the consideration in the POSaBIT Sale Transaction and the consideration in the Merger to the extent expressly addressed therein) or any other transaction to Akerna or Akerna’s equity holders or creditors or any other person or entity, (iv) the relative merits of the Considered Transactions as compared to any alternative strategy or transaction that might exist for Akerna, or the effect of any other transaction which it may consider in the future, (v) the tax, accounting or legal consequences of the Considered Transactions, or (vi) the solvency, creditworthiness, fair market value or fair value of any of Gryphon, Akerna or their respective assets under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. JMP’s opinion expresses no opinion as to the fairness of the amount or nature of any compensation to any officers, directors, or employees or debt holders, including the impact of consideration issued on conversion of convertible notes, of any party to the Considered Transactions, relative to the consideration in the POSaBIT Sale Transaction or the consideration in the Merger.

JMP’s opinion was necessarily based on business, economic, monetary, market and other conditions as they exist and can reasonably be evaluated on, and the information made available to JMP as of, the date of JMP’s opinion. The credit, financial and stock markets, and the industries in which Akerna, Gryphon and other companies that JMP may utilize in its analyses operate, have experienced, and continue to experience volatility and JMP expressed no opinion or view as to any potential effects of such volatility on Akerna, Gryphon or other companies that JMP may utilize in its analyses (or their respective businesses) of the Considered Transactions (including the respective contemplated benefits thereof). Subsequent developments may affect JMP’s opinion, and JMP assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion (regardless of the closing dates of the Considered Transactions). JMP was not engaged to amend, supplement or update its opinion at any time. JMP expressed no view or opinion as to the prices at which Akerna Common Stock may be sold or exchanged, or otherwise be transferable, at any time.

JMP’s opinion was directed and addressed to the Akerna Board (in its capacity as such) in connection with its consideration of the Considered Transactions. JMP’s opinion did not (i) constitute a recommendation as to how the Akerna Board or any shareholder should act or vote with respect to the Considered Transactions or any other matter, and (ii) create any fiduciary duties on the part of JMP to any persons or entities.

In preparing its opinion, JMP performed a variety of financial analyses, including those described below. This summary of the analyses is not a complete description of JMP’s opinion or the analyses underlying, and factors considered in connection with, JMP’s opinion, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. JMP arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, JMP believes that its analyses must be considered as a whole and selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, JMP considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Akerna. No company, business or transaction reviewed is identical to Akerna, Gryphon, the POSaBIT Sale Transaction or the Merger. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, businesses or transactions reviewed.

The estimates contained in JMP’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, JMP’s analyses are inherently subject to substantial uncertainty.

JMP was not requested to, and it did not, recommend the specific consideration payable in the POSaBIT Sale Transaction or the Merger. The type and amount of consideration payable in the POSaBIT Sale Transaction and the Merger was determined through negotiations between Akerna and Gryphon and the decision of Akerna to enter into the Purchase Agreement and the Merger Agreement was solely that of the Akerna Board. JMP’s opinion was only one of many factors considered by the Akerna Board in its consideration of the Merger and should not be viewed as determinative of the views of the Akerna Board or Akerna management with respect to the POSaBIT Sale Transaction or the Merger or the consideration to be paid in the POSaBIT Sale Transaction or the Merger.

The following is a summary of the material financial analyses provided to the Akerna Board in connection with JMP’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand JMP’s financial analyses, the tables must be read together with the text of each summary. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of JMP’s financial analyses.

Akerna Financial Analyses

Information Reviewed

Illustrative Selected Public Companies Comparable Data

For illustrative purposes only, JMP reviewed and analyzed certain publicly available financial information for five selected publicly traded cannabis technology companies in the United States. Using publicly available information and market data as of January 25, 2023, JMP calculated (i) the enterprise value of the applicable selected company by multiplying such company’s share price by the number of fully diluted shares outstanding to derive the fully diluted market value and then subtracting net cash and (ii) the resulting multiples of such enterprise values to estimated revenue for calendar years 2022 and 2023, which indicated a median multiple of 0.8x for calendar year 2022 and 0.7x for calendar year 2023. The selected companies and the implied enterprise value to revenue multiples are set forth below.

EV/Revenue
Company	CY 2022E	CY 2023E
Forian Inc.	3.8x	3.0x
Leafly Holdings, Inc.	0.5x	0.5x
POSaBIT Systems Corp.	2.9x	n/a
SpringBig Holdings, Inc.	0.8x	0.7x
WM Technology, Inc.	0.8x	0.8x

Illustrative Selected Precedent Transactions Analysis

For illustrative purposes only, JMP reviewed and analyzed certain publicly available information relating to six selected M&A transactions involving publicly traded cannabis technology companies with under $50,000,000 in transaction enterprise value during the last three years. Using publicly available information for each of the selected transactions, JMP calculated the enterprise value of the applicable target company based on the consideration paid in the transaction as a multiple of the target company’s revenue for the trailing twelve months, which we refer to as TTM revenue, for the period ended prior to announcement of each transaction, which indicated a median multiple of 3.4x including the Akerna transactions, or a median multiple of 1.8x including the Akerna transaction, or a median multiple of 2.6x excluding the Akerna transactions. The selected transactions and the implied enterprise value to TTM revenue multiples calculated for the selected precedent transactions are set forth below.

Announcement Date	Target	Acquirer	EV/TTM Revenue
December 19, 2019	Ample Organics Inc.	Green Acre Capital	9.3x
April 8, 2020	Trellis Solutions, Inc.	Akerna	3.2x
July 8, 2020	Ample Organics Inc.	Akerna	2.7x
October 8, 2020	Driven Deliveries, Inc.	Stem Holdings, Inc.	2.6x
March 11, 2021	Viridian Sciences Inc.	Akerna	1.8x
December 9, 2021	Pineapple Express Delivery Inc.	World Class Extractions Inc.	1.0x

JMP then reviewed the trends indicated in the data above with the Akerna Board, including that the implied enterprise value to TTM revenue multiples calculated for the selected precedent transactions had fallen significantly over time and the number of selected precedent transactions had decreased as well.

Illustrative Liquidation Analysis

For illustrative purposes only, JMP conducted an analysis of Akerna in the event of a liquidation, assuming no holdback of funds to cover future claims. JMP’s analysis was based on information provided to JMP by Akerna, including projections which assumed, among other things, a liquidation date of May 1, 2023 (the “Illustrative Liquidation Date”) and that all wind-down costs are paid in full, certain employees are retained to facilitate the wind-down until the Illustrative Liquidation Date, The NAV People Inc. (365) and Last Call Analytics businesses are sold and all remaining accounts payable and expense accruals are settled.

JMP then calculated the net cash of Akerna as of the Illustrative Liquidation Date by subtracting certain wind-down costs from Akerna’s net cash as of January 11, 2023, and adding back certain assumed proceeds and refunds received at or prior to the Illustrative Liquidation Date. This figure was then divided by the number of outstanding Akerna common shares on a pro forma basis as of January 6, 2023 to determine the net cash per share as of the Illustrative Liquidation Date, assuming that the number of outstanding Akerna common shares as of the Illustrative Liquidation Date is the same as the number of outstanding Akerna common shares on a pro forma basis as of January 6, 2023.

($ in millions, other than per/share amounts)
Net Cash as of January 11, 2023	$(7.2)
Less: Wind-Down Costs
• Employee Severance (excluding Full Change of Control Packages)	$(1.2)
• Labor, research and development, general and administrative expenses and wind-down expenses	$(2.8)
Plus:
• Proceeds from sale of 365	$0.5
• Proceeds from sale of LCA	$0.1
• IRS tax refund	$1.9
Net Cash at Illustrative Liquidation Date	$(8.7)

Akerna Fully Diluted Shares Outstanding (millions)	4.629

Net Cash Per Share at January 11, 2023	$(1.88)

Discounted Cash Flow Analysis

JMP performed a discounted cash flow analysis based on financial projections of Akerna provided to JMP by Akerna. Using a discount rate of 25%, which was selected by JMP based on its professional judgment and experience, JMP calculated: (i) the present values of the estimated unlevered free cash flows of Akerna from fiscal year 2023 to fiscal year 2027, using mid-year convention, and (ii) the present value of the implied terminal value for Akerna using the estimated revenue for fiscal year 2027 and applying as the exit multiple the median implied enterprise value to revenue multiple for calendar year 2022 derived from the illustrative selected public companies comparable data analysis (0.8x) and applying the discount rate described above for a discount period of five years. JMP calculated the enterprise value of Akerna by adding the present value of the implied terminal value for Akerna to the total present value of the estimated cash flows of Akerna from fiscal year 2023 to fiscal year 2027, using mid-year convention.

	($ in thousands)
	FY2023E	FY2024E	FY2025E	FY2026E	FY2027E
Unlevered Free Cash Flows	$(5,530)	$(5,545)	$(2,290)	$337	$1,871
Illustrative Discount Rate	25.0%	25.0%	25.0%	25.0%	25.0%
Discount Period	0.5 years	1.5 years	2.5 years	3.5 years	4.5 years
Present Value of Cash Flows	$(4,949)	$(3,974)	$(1,314)	$155	$688
Total Present Value of Cash Flows					$(9,394)
Present Value of Terminal Value					$4,901
Enterprise Value					$(4,493)

JMP then reviewed the implied enterprise value resulting from its discounted cash flow analysis with the Akerna Board, and compared these results to the consideration in the POSaBIT Sale Transaction.

JMP then calculated the equity value of Akerna by adding the total cash of Akerna and subtracting the total debt of Akerna from the enterprise value of Akerna calculated above.

($ in thousands)
Enterprise Value	$(4,493)
+ Cash	$8,143
- Debt	$(14,700)
Equity Value	$(11,050)

Gryphon Financial Analyses

Information Reviewed

Illustrative Selected Public Companies Comparable Data

For illustrative purposes only, JMP reviewed and analyzed certain publicly available financial information for nine selected publicly traded cryptocurrency companies with mining operations in the United States. Using publicly available information and market data as of January 25, 2023, JMP calculated (i) the enterprise value of the applicable selected company by multiplying such company’s share price by the number of fully diluted shares outstanding to derive the fully diluted market value and then subtracting net cash and (ii) the resulting multiples of such enterprise values to (x) estimated revenue for calendar years 2022 and 2023, which indicated a median multiple of 2.8x for calendar year 2022 and 2.7x for calendar year 2023 and (y) estimated earnings before interest, taxes, depreciation and amortization, which we refer to as EBITDA, for calendar years 2022 and 2023, which indicated a median multiple of 9.4x for calendar year 2022 and 9.2x for calendar year 2023. The selected companies and the implied enterprise value to revenue multiples and implied enterprise value to EBITDA multiples are set forth below.

	EV/Revenue		EV/EBITDA
Company	CY 2022E	CY 2023E	CY 2022E	CY 2023E
Hut 8 Mining Corp.	3.3x	4.5x	14.1x	35.6x
HIVE Blockchain Technologies Ltd.	2.2x	4.3x	4.5x	10.9x
Marathon Digital Holdings, Inc.	14.1x	4.0x	n/m	9.2x
Riot Platforms, Inc.	3.2x	2.1x	n/m	7.4x
Greenidge Generation Holdings Inc.	1.4x	1.0x	13.9x	3.4x
Bit Digital, Inc.	2.8x	2.7x	n/a	n/a
BitFarms Ltd.	1.8x	n/a	4.8x	n/a
Cipher Mining Inc.	n/a	2.5x	n/a	n/a
TeraWulf Inc.	n/a	n/a	n/a	n/a

Discounted Cash Flow Analysis

JMP performed a discounted cash flow analysis based on financial projections of Gryphon provided to JMP by Gryphon. Using a discount rate of 17%, which was selected by JMP based on its professional judgment and experience, JMP calculated: (i) the present values of the estimated unlevered free cash flows of Gryphon from fiscal year 2023 to fiscal year 2027, using mid-year convention, and (ii) the present value of the implied terminal value for Gryphon using the estimated EBITDA for fiscal year 2027 and applying as the exit multiple the median implied enterprise value to EBITDA multiple for calendar year 2023 derived from the illustrative selected public companies comparable data analysis (9.2x) and applying the discount rate described above for a discount period of five years. JMP calculated the implied enterprise value of Gryphon by adding the present value of the implied terminal value for Gryphon to the total present value of the estimated cash flows of Gryphon from fiscal year 2023 to fiscal year 2027, using mid-year convention.

	($ in millions)
	FY2023E	FY2024E	FY2025E	FY2026E	FY2027E
Unlevered Free Cash Flows	$(6,758)	$9,371	$1,254	$(2,300)	$68,045
Illustrative Discount Rate	17.0%	17.0%	17.0%	17.0%	17.0%
Discount Period	0.5 years	1.5 years	2.5 years	3.5 years	4.5 years
Present Value of Cash Flows	$(6,248)	$7,405	$847	$(1,328)	$33,571
Total Present Value of Cash Flows					$34,247
Present Value of Terminal Value					$681,561
Enterprise Value					$715,808

JMP then calculated the implied equity value of Gryphon by adding the total cash of Gryphon as of January 10, 2023 (as provided by Gryphon) and subtracting the total debt of Gryphon as of January 10, 2023 (as provided by Gryphon) from the implied enterprise value of Gryphon calculated above.

($ in thousands)
Enterprise Value	$715,808
+ Cash	$7,000
- Debt	$(12,000)
Equity Value	$710,808

JMP then calculated the range of implied equity values of Akerna based on the implied equity value of Gryphon calculated above, assuming (i) Akerna equityholders would hold 7.5% of the outstanding equity interests of the combined company on a fully diluted basis after the closing of the Merger and (ii) the equity value of the combined company attributable to Akerna was $0. JMP calculated this range by multiplying the ownership percentage of Akerna stockholders in the combined company after the closing by a range of equity values of the combined company derived from determining the:

•        present values of the estimated unlevered free cash flows of Gryphon from fiscal year 2023 to fiscal year 2027 using discount rates ranging from of 15% to 19%;

•        the resulting present value of the implied terminal value for Gryphon using the estimated EBITDA for fiscal year 2027, applying a range of exit multiples from 7.1x to 9.6x and applying discount rate ranging from 15% to 19% for a discount period of five years;

•        the resulting implied enterprise value of Gryphon by adding the present values of the range of implied terminal values for Gryphon to the total present values of the range of estimated cash flows of Gryphon from fiscal year 2023 to fiscal year 2027, using mid-year convention; and adding the total cash of Gryphon as of January 10, 2023 (as provided by Gryphon) and subtracting the total debt of Gryphon as of January 10, 2023 (as provided by Gryphon) from the resulting range of implied enterprise values of Gryphon; and,

		($ in thousands)
Illustrative Discount Rate		15.0%	17.0%	19.0%
		Equity Values
Exit Multiple	7.1x	$602,338	$555,002	$512,281
	9.2x	$772,172	$710,808	$655,427
	9.6x	$803,967	$739,977	$682,226

These calculations resulted in a range of implied equity values of the combined company of $512,281,000 to $803,967,000 and a range of implied equity values of Akerna from $38,400,000 to $60,300,000.

JMP then reviewed the range of implied equity values of the combined company resulting from its discounted cash flow analysis with the Akerna Board, and compared these results to the implied equity value of Akerna resulting from its discounted cash flow analysis.

Miscellaneous

In addition, Akerna agreed to indemnify JMP against certain claims and liabilities related to or arising out of its engagement. JMP may seek to provide financial advisory services to Gryphon, Akerna, or their respective affiliates in the future, for which JMP would expect to receive compensation. JMP has not otherwise had a material relationship with, nor otherwise received fees from, Akerna, Gryphon, POSaBIT, MJ Acquisition, their respective affiliates or any other party to the Considered Transactions during the two years preceding the date of JMP’s opinion.

Under the terms of JMP’s engagement, Akerna has agreed to pay JMP for its financial advisory services in connection with the Considered Transactions an aggregate fee currently estimated to be approximately $1,500,000, of which $500,000 became payable upon delivery of JMP’s opinion and approximately $1,000,000 of which will become payable only if the Considered Transactions are consummated. However, if the Considered Transactions are not consummated and Akerna receives a “termination,” “break-up,” “topping” or other similar fee or option, Akerna will pay JMP one-half of any such fee or value of any such option up to a maximum amount equal to the transaction fee JMP would have been entitled to had the Considered Transactions been consummated.

Akerna selected JMP as its financial advisor in connection with the Merger based on JMP’s reputation and experience and familiarity with Akerna and its business. JMP is a nationally recognized investment banking firm which provides capital raising, mergers and acquisitions transaction and other strategic advisory services to corporate clients. JMP’s opinion was approved by a JMP fairness opinion committee.

Interests of Akerna Directors and Executive Officers in the Transactions

In considering the recommendation of the Akerna Board with respect to issuing shares of Akerna Common Stock in the Merger and the other matters to be acted upon by the Akerna stockholders at the Akerna special meeting, the Akerna stockholders should be aware that Akerna’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Akerna’s stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

Akerna’s executive officers, including Jessica Billingsley, its Chief Executive Officer, who is also the Chairman of the Akerna Board, Scott Sozio, Head of Corporate Development and a director on the Akerna Board, and Dean Ditto, its Chief Financial Officer are contractually entitled to severance payments and/or change in control bonus incentive fees.

In addition, each member of the Akerna executive team and the Akerna Board is entitled to full accelerated vesting of all outstanding restricted stock units of Akerna upon a change in control, as defined in Akerna’s Equity Incentive Plan, regardless of whether s/he is terminated as a result of the transaction.

Based on the terms of her current employment agreement, Jessica Billingsley will be entitled to receive a total value of approximately $603,334 in connection with the consummation of the Merger, which includes approximately $602,400 as part of her severance payments and benefits under her employment agreement and approximately $934 in value associated with the acceleration of outstanding restricted stock units. Additionally, Ms. Billingsley will continue on the board of the combined company after the closing of the Merger and would be eligible for certain compensation as a non-employee director.

Based on his current employment terms, Dean Ditto will be entitled to receive a total value of approximately $210,733 in connection with the consummation of the Merger, which includes approximately $85,733 as part of his severance payments and benefits under his employment terms.

Under the terms of a change in control bonus incentive agreement with Akerna, Scott Sozio will be entitled to receive a total value of approximately $352,328 in connection with the consummation of the Merger, which includes approximately $350,000 as part of his change in control incentive bonus and approximately $2,328 in value associated with the acceleration of outstanding restricted stock units.

As of             , 2023, which is the record date for the special meeting, the directors and executive officers of Akerna owned, in the aggregate, % of the outstanding voting shares of Akerna Common Stock and have agreed to vote in favor of the Merger and related transactions.

After the Effective Time, the combined company will also maintain Akerna’s directors and officers insurance policies, including by purchasing any “tail” policies as may be require, with coverage at least as favorable to Akerna’s former directors and executive officers as in effect at the Effective Time without any reduction in scope or coverage for six years from the Effective Time.

The Akerna Board was aware of these interests and considered them, among other matters, in the decision to approve the Merger Agreement. For more information, please see the section titled “The Transactions — Interests of the Akerna Directors and Executive Officers in the Transactions” in this proxy statement/prospectus.

Interests of Gryphon Directors and Executive Officers in the Merger

Certain members of the board of directors and executive officers of Gryphon have interests in the Merger that may be different from, or in addition to, interests they have as Gryphon stockholders. Gryphon’s directors and executive officers are expected to become directors and executive officers of the combined company upon the closing of the Merger, and all of Gryphon’s directors and executive officers are entitled to certain indemnification.

Certain current executive officers and directors of Gryphon hold Gryphon Shares, which will, at the Effective Time, be automatically converted into the right to receive the applicable per share portion of the Merger Consideration. As of May 4, 2023, Gryphon’s directors and executive officers beneficially owned approximately 23.7% of the outstanding Gryphon Shares on an as converted, fully diluted basis.

The Gryphon Board was aware of these interests and considered them, among other matters, in its decision to approve the Merger Agreement.

Regulatory Approvals

Akerna and Gryphon must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Akerna Common Stock to Gryphon’s stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus with the SEC. Akerna does not require, and consequently, does not intend to seek, any regulatory approval from antitrust authorities to consummate the transactions.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of the material U.S. federal income tax consequences of the Merger that are applicable to U.S. Holders (as defined below) who exchange shares of Gryphon stock for shares of Akerna Common Stock in the Merger, assuming that the Merger is consummated in the manner described in the Merger Agreement and in this proxy statement/prospectus. This discussion does not purport to be a complete analysis of all potential tax consequences and is based upon current provisions of the Code, existing Treasury Regulations, judicial decisions and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to Gryphon stockholders that are U.S. Holders as described in this summary.

This discussion does not address all U.S. federal income tax consequences relevant to a Gryphon shareholder that is a U.S. Holder. In addition, it does not address consequences relevant to Gryphon stockholders that are subject to particular U.S. or non-U.S. tax rules, including, without limitation to Gryphon stockholders that are:

•        persons who do not hold their Gryphon share capital as a “capital asset” within the meaning of Section 1221 of the Code;

•        brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;

•        real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

•        specified non-U.S. corporations including “controlled foreign corporations,” and “passive foreign investment companies” (each as defined in the Code) or corporations that accumulate earnings to avoid U.S. federal income tax;

•        pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

•        subject to the alternative minimum tax provisions of the Code;

•        persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;

•        persons that have a functional currency other than the U.S. dollar;

•        traders in securities who elect to apply a mark-to-market method of accounting;

•        persons who hold shares of Gryphon share capital that may constitute “qualified small business stock” under Section 1202 of the Code or “Section 1244 stock” for purposes of Section 1244 of the Code;

•        persons who acquired their shares of Gryphon share capital in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to Gryphon share capital being taken into account in an “applicable financial statement” (as defined in the Code);

•        persons deemed to sell Gryphon share capital under the constructive sale provisions of the Code;

•        persons holding Gryphon share capital who exercise dissenters’ rights;

•        persons who acquired their shares of Gryphon share capital or Akerna Common Stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•        certain expatriates or former citizens or long-term residents of the United States.

Gryphon stockholders subject to particular U.S. or non-U.S. tax rules, including those that are described in this paragraph, are urged to consult their own tax advisors regarding the consequences to them of the Merger.

If an entity that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes holds Gryphon share capital, the U.S. federal income tax treatment of a partner in the partnership or other pass-through entity will generally depend upon the status of the partner, the activities of the partnership or other pass-through entity and certain determinations made at the partner level. If you are a partner of a partnership or other pass-through entity holding Gryphon share capital, you should consult your tax advisors regarding the tax consequences of the Merger.

In addition, the following discussion does not address (a) the tax consequences of transactions effectuated before, after or at the same time as the Merger, whether or not they are in connection with the Merger, including, without limitation, transactions in which shares of Gryphon share capital are acquired or disposed of other than in exchange for shares of Akerna Common Stock in the Merger; (b) the tax consequences to holders of Gryphon convertible notes, or options or warrants issued by Gryphon which are assumed in connection with the Merger; (c) the tax consequences of the ownership of shares of Akerna Common Stock following the Merger; (d) any U.S. federal non-income tax consequences of the Merger, including U.S. federal estate, gift or other tax consequences; (e) any state, local or non-U.S. tax consequences of the Merger; (f) alternative minimum tax consequences; or (g) the Medicare contribution tax on net investment income. No ruling from the Internal Revenue Service, or the IRS, has been or will be requested in connection with the Merger, and no opinion of counsel has been issued with respect to the tax consequences of the Merger. Gryphon stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.

U.S. HOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of “U.S. Holder”

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Gryphon share capital that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•        a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996, and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source.

Tax Treatment of Gryphon stockholders in the Merger

Assuming the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, U.S. Holders generally will not recognize gain or loss upon the exchange of their Gryphon share capital for Akerna Common Stock. A U.S. Holder generally will obtain an aggregate tax basis in the Akerna Common Stock such holder receives in the Merger equal to the holder’s aggregate adjusted tax basis in the Gryphon share capital exchanged therefor. The holding period of the shares of Akerna Common Stock received by a U.S. Holder in the Merger will include the holding period of the shares of Gryphon share capital surrendered in exchange therefor. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Gryphon share capital surrendered to the shares of Akerna Common Stock received. U.S. Holders of shares of Gryphon share capital acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Reporting Requirements

Assuming the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, each U.S. Holder who receives shares of Akerna Common Stock in the Merger is required to retain permanent records pertaining to the Merger, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of the Gryphon share capital exchanged and the amount of Akerna Common Stock and cash received in exchange therefor. U.S. Holders who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of Gryphon are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the U.S. Holder’s tax basis in such holder’s Gryphon share capital surrendered in the Merger, the fair market value of such stock, the date of the Merger and the name and employer identification number of each of Gryphon and Akerna. U.S. Holders are urged to consult with their tax advisors to comply with these rules.

The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Gryphon shareholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Merger to you.

Anticipated Accounting Treatment

The merger will be accounted for as a reverse acquisition in accordance with U.S. GAAP. Under this method of accounting, Gryphon will be deemed to be the accounting acquirer for financial reporting purposes. This determination was primarily based on the expectations that, immediately following the Merger (i) Gryphon’s stockholders are expected to own approximately 93% of the voting interests of the combined company immediately following the closing of the Merger; (ii) directors appointed by Gryphon will hold more board seats in the combined company than Akerna; (iii) Gryphon’s management will hold key positions in the management of the combined company; and (iv) the combined company will be named “Gryphon Digital Mining, Inc.” Accordingly, for accounting purposes, the Merger will be treated as the equivalent of Gryphon issuing stock to acquire the net assets of Akerna. As a result of the Merger, the net assets of Akerna will be recorded at their acquisition-date fair value in the financial statements of Gryphon and the reported operating results prior to the Merger will be those of Gryphon. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” elsewhere in this proxy statement/prospectus for additional information.

Nasdaq Stock Market Listing

Shares of Akerna Common Stock are currently listed on The Nasdaq Capital Market under the symbol “KERN.” Akerna has agreed to use commercially reasonable efforts to cause the shares of Akerna Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on The Nasdaq Capital Market at or prior to the effective time.

In addition, under the Merger Agreement, each of Akerna’s and Gryphon’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the shares of Akerna Common Stock to be issued in the Merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the Merger.

If the Nasdaq listing application is accepted, Akerna anticipates that the common stock of the combined company will be listed on The Nasdaq Capital Market following the closing of the Merger under the trading symbol “ .”

In order for the Nasdaq listing application to be accepted the combined company must meet the initial listing standards of the Nasdaq Capital Market. These requirements include among other requirements:

•        the combined company must maintain a bid price of $4.00 or higher or a closing price of $2 or $3 or higher (depending on the listing standard utilized) for a certain period following the proposed reverse stock split. As of May , 2023 the bid price of Akerna Common Stock was $ ;

•        $15 million in market value of unrestricted publicly held shares;

•        either a 2 year operating history and $5 million in stockholders’ equity or $50 million in marker value of listed securities and $4 million in stockholders’ equity (depending on the listing standard utilized);

•        1 million in unrestricted publicly held shares, 300 unrestricted round lot shareholders and 3 market makers.

Appraisal Rights and Dissenters’ Rights

Under the DGCL, Akerna stockholders are not entitled to appraisal rights in connection with the Merger.

Under the DGCL, Gryphon stockholders are entitled to appraisal rights in connection with the Merger.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Akerna, Gryphon or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Akerna and Merger Sub, on the one hand, and Gryphon, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Akerna and Gryphon do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Akerna or Gryphon, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Akerna, Merger Sub and Gryphon and are modified by the disclosure schedules.

General

Under the Merger Agreement, Merger Sub, a wholly owned subsidiary of Akerna formed by Akerna in connection with the Merger under the laws of Delaware, will merge with and into Gryphon, with Gryphon surviving as a wholly owned subsidiary of Akerna.

Merger Consideration

At the Effective Time, each Gryphon Share that is issued and outstanding immediately prior to the Effective Time will be converted into the right to receive a number of shares of Akerna Common Stock.

At the Effective Time, by virtue of the Merger and without any action on the part of the Akerna or the Merger Sub, Gryphon or any holder of Gryphon Shares:

•        each Gryphon Share that is issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become the right to receive the applicable per share portion of the “merger consideration” with respect to such Gryphon Share as set forth in the allocation statement to be delivered pursuant to the Merger Agreement (“merger consideration” is defined in the Merger Agreement to mean a number of shares of Akerna Common Stock equal to (a) the quotient obtained by dividing (i) the number of shares of Akerna capital stock issued and outstanding at the Effective Time on a fully diluted basis (giving effect to the exchange of all amounts outstanding under the Akerna Notes and all shares of Series C Preferred Stock for shares of common stock of the combined company pursuant to the terms of the Exchange Agreements and the Akerna Notes) (the “Akerna Fully Diluted Share Number”) by (ii) 0.075, minus (b) the Akerna Fully Diluted Share Number minus (c) the number of shares of Akerna Common Stock the Gryphon Warrants will become exercisable for upon closing of the Merger). As of the Effective Time, all such Gryphon Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder shall thereafter cease to have any rights with respect thereto, except the right to receive the consideration set forth in the Merger Agreement;

•        each outstanding Gryphon Warrant will be assumed by Akerna and become a warrant to purchase an adjusted number of shares of common stock of Akerna, at an adjusted exercise price per share but subject to the same terms and conditions as the Gryphon Warrant; and

•        each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the surviving company of the Merger.

No fraction of a share of Akerna Common Stock will be issued by virtue of the Merger Agreement or the transactions contemplated hereby, and each person who would otherwise be entitled to a fraction of a share of Akerna Common Stock (after aggregating all shares of Akerna Common Stock to which such person otherwise would be entitled) shall instead have the number of shares of Akerna Common Stock issued to such person rounded down to the nearest whole share of Akerna Common Stock.

The Merger Agreement provides that, at the effective time of the Merger, Akerna will deposit, or cause to be deposited, with an exchange agent (the “Exchange Agent”) as mutually agreed by Akerna and Gryphon, evidence of shares of Akerna Common Stock (which may include direct registration advice slips and/or certificates representing such shares of Akerna Common Stock, at Akerna’s election) representing the number of shares of Akerna Common Stock sufficient to deliver the Merger Consideration.

The Merger Agreement provides that at least three business days prior to the closing date of the Merger, Akerna or the Exchange Agent will mail or otherwise deliver to each holder of Gryphon Shares a letter of transmittal and instructions for surrendering and exchanging the record holder’s Gryphon Shares. No holder of Gryphon Shares will be entitled to receive any portion of the Merger Consideration unless such holder has delivered a properly completed and executed letter of transmittal (including any required certifications) to the Exchange Agent. With respect to any holder of Gryphon Shares that delivers a properly completed and executed letter of transmittal (including any required certifications) to the Exchange Agent at or prior to the Effective Time, Akerna will instruct the Exchange Agent to issue such holder the portion of the Merger consideration to which such holder is entitled pursuant to the terms of the Merger Agreement at or promptly after the closing of the Merger. With respect to any holder of Gryphon Shares that delivers a properly completed and executed letter of transmittal to the Exchange Agent after the Effective Time, Akerna will instruct the Exchange Agent to issue such holder the portion of the Merger consideration to which such holder is entitled pursuant to the terms of the Merger Agreement promptly following the Exchange Agent’s receipt of such documents. From and after the Effective Time, there shall be no further registration of transfers of Gryphon Shares on the transfer books of the surviving company.

From and after the effective time of the Merger, until it is surrendered, each certificate representing the Gryphon Shares will be deemed to represent only the right to receive shares of Akerna Common Stock. Akerna will not pay dividends or other distributions on any shares of Akerna Common Stock to be issued in exchange for any unsurrendered certificates representing the Gryphon Shares until such certificate is surrendered as provided in the Merger Agreement.

Treatment of Akerna Equity Securities

Each share of Akerna Common Stock, each share of Akerna Common Stock reserved for issuance upon the exercise of each warrant to purchase Akerna Common Stock, each restricted stock unit of Akerna that settles in shares of Akerna Common Stock (each, an “Akerna RSU”) and each award of restricted shares of Akerna Common Stock (“Akerna Restricted Stock”) that is issued and outstanding at the Effective Time will remain issued and outstanding, and such securities will be unaffected by the Merger.

As of May 4, 2023, the last practicable date before the filing of this proxy statement/prospectus, there were 9,350 Akerna RSUs outstanding.

As of May 4, 2023, the last practicable date before filing of this proxy statement/prospectus, there were warrants exercisable to acquire 2,573,299 shares of Akerna Common Stock.

Upon completion of the Merger, each then-outstanding Akerna RSU and share of Akerna Restricted Stock will become fully vested and will settle.

The table below shows the unvested Akerna RSUs and shares of Akerna Restricted Stock for each of the named executive officers as of the date hereof.

Name	Restricted Stock Units	Weighted Average Grant Date Fair Value
Jessica Billingsley	1,125	$91.71
Ray Thompson	1,125	$91.71
David McCullough	1,100	$90.32
Dean Ditto	—	—

Directors and Officers of the Combined Company Following the Merger

Pursuant to the Merger Agreement, all of the directors and executive officers of Akerna will resign at or prior to the Effective Time. Prior to the Effective Time but to be effective immediately following the closing of the Merger, the Akerna Board will elect four designees selected by Gryphon and one designee selected by Akerna to serve as members of the board of directors of the combined company effective upon consummation of the Merger. The composition of the board of directors of the combined company following the Effective Time in the aggregate is expected to satisfy the requisite independence requirements, as well as the sophistication and independence requirements for the required committees, pursuant to Nasdaq listing requirements. It is anticipated that after the Effective Time, the board of directors of the combined company will be the following:

•        Robert Chang          Gryphon Chief Executive Officer and Director

•        Brittany Kaiser        Gryphon Chair of the Board

•        Steve Gutterman              Gryphon Director

•        Heather Cox            Gryphon Director

•        Jessica Billingsley            Akerna Chief Executive Officer and Chair of the Board

It is anticipated that the executive officers of Akerna upon the consummation of the Merger will be:

Name	Title
Robert Chang	Chief Executive Officer
[•]	Chief Financial Officer
Chris Ensey	Chief Technical Advisor

Amendments to Certificate of Incorporation of Akerna

Stockholders of record of Akerna Common Stock and Akerna voting preferred stock on the record date for the special meeting will also be asked to approve amendments to the certificate of incorporation of Akerna to effect (i) the Akerna Authorized Share Increase, (ii) the Akerna Name Change and (iii) the Akerna Reverse Stock Split. The consummation of the Merger is conditioned upon the approval of these matters at the special meeting.

Conditions to the Completion of the Merger

To consummate the Merger, Akerna stockholders must approve the Merger Proposal, the Sale Transaction Proposal, the Akerna Reverse Stock Split, the Akerna Name Change, the Akerna Authorized Share Increase and the 2023 Plan. Additionally, the Gryphon stockholders must approve the Merger and adopt the Merger Agreement and the related transactions. In addition to obtaining such securityholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived, including, among other things:

•        no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing or making illegal the consummation of the Merger or the Sale Transaction shall be in effect;

•        the Registration Statement on Form S-4, of which this proxy statement/prospectus is a part, must have become effective in accordance with the provisions of the Securities Act of 1933, as amended, and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order with respect to the registration statement that has not been withdrawn;

•        each of Akerna and Gryphon must have performed or complied in all material respects with all covenants and obligations in the Merger Agreement required to be performed or complied with by it on or before the consummation of the Merger;

•        all conditions for the closing of the Sale Transaction shall have been performed or waived in accordance with the Purchase Agreement and the Sale Transaction shall be ready to be consummated immediately following to the consummation of the Merger; and

•        Nasdaq shall have approved the continued listing of the Akerna Common Stock (including the shares of Akerna Common Stock comprising the Merger Consideration pursuant to the Merger Agreement) on Nasdaq following the consummation of the Merger and the other transactions contemplated therein.

The obligation of Gryphon to close the Merger is also subject to satisfaction of certain additional conditions, including, among other things, (i) the accuracy of Akerna’s representations and warranties in the Merger Agreement and compliance by Akerna with its covenants and agreements in the Merger Agreement; (ii) no Akerna material adverse effect; (iii) compliance with the Merger Support Agreement and Lender Support Letters by certain Akerna stockholders and holders of Akerna Notes; (iv) continued listing of the Akerna Common Stock on The Nasdaq Capital Market through the Effective Time; (v) compliance by Akerna with the Purchase Agreement; (vi) compliance with the Exchange Agreements by the holders of Akerna Notes and Akerna, termination of all agreements relating to the Akerna Notes and the release of all related encumbrances; (vii) all redemptions of Akerna preferred stock (other than the Series C Preferred Stock) being completed; (viii) the winding down of Akerna’s legacy business; (ix) completion of the Akerna Reverse Stock Split; (x) Akerna having $500,000 in cash on hand; and (xi) satisfaction of all conditions precedent to the exchange of all amounts outstanding under the Akerna Notes and all shares of Series C Preferred Stock for common stock of the combined company immediately following the completion of the Merger, pursuant to the Exchange Agreements.

The obligation of Akerna to close the Merger is also subject to satisfaction of certain additional conditions, including, among other things, (i) the accuracy of Gryphon’s representations and warranties in the Merger Agreement and compliance by Gryphon with its covenants and agreements in the Merger Agreement; (ii) no Gryphon material adverse effect; and (iii) compliance with the support agreements by certain Gryphon stockholders.

The Merger Agreement provides that the following, alone or in combination, shall not be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur to Akerna or Gryphon, as applicable:

•        any change in applicable laws (including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, directive, guidelines or recommendations by any governmental entity in each case in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act) or United States generally accepted accounting principles or any official interpretation thereof after the date of the Merger Agreement;

•        changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, or any change generally affecting the economy or the industry in which the party operates;

•        the announcement or the execution of the Merger Agreement, the pendency or consummation of the Merger or the performance of the Merger Agreement, the ancillary documents thereto and the Transactions, including the impact thereof on the relationships, contractual or otherwise, of any such party, with customers, suppliers, licensors, distributors, partners, providers and employees;

•        the compliance with the express terms of the Merger Agreement, the ancillary documents thereto and the Transactions or the taking of any action expressly required by the Merger Agreement, the ancillary documents thereto and the Transaction;

•        any strike, embargo, labor disturbance, riot, protests, cyberterrorism event, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire, meteorological event or other natural disaster, act of God or other force majeure event or any epidemic, disease, outbreak or pandemic (including COVID-19);

•        any national or international political or social conditions in countries in which, or in the proximate geographic region of which, any such party operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel; and

•        any failure of such party, taken as a whole, to meet any projections, forecasts or budgets (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded).

provided, that any effect referred to in the first, second, fifth and sixth bullets above may be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect to Gryphon or Akerna to the extent such effect has a disproportionate effect on Gryphon and its subsidiaries, or Akerna and its subsidiaries, as applicable, taken as a whole, as compared to other industry participants in the industries or markets in which they operate.

Representations and Warranties

The Merger Agreement contains customary, reciprocal (other than to the extent inapplicable to Akerna, Merger Sub or Gryphon) representations and warranties of Akerna, Merger Sub and Gryphon for a transaction of this type relating to, among other things:

•        subsidiaries;

•        organization and qualification;

•        authority

•        capital stock;

•        Akerna SEC reports; financial statements; undisclosed liabilities

•        the absence of changes;

•        litigation;

•        compliance with applicable law;

•        environmental matters

•        intellectual property;

•        data privacy and security;

•        compliance with international trade and anti-corruption laws;

•        employee benefit plans;

•        labor matters;

•        insurance;

•        tax matters;

•        Paycheck Protection Program Loan;

•        real and personal property;

•        transaction with affiliates;

•        customers and suppliers;

•        certain information;

•        investigation, no other representations;

•        any brokerage or finder’s fee or other fee or commission payable in connection with the Merger;

•        Merger Sub activities; and

•        Sale Transaction and wind down transactions.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger, but their accuracy forms the basis of one of the conditions to the obligations of Akerna and Gryphon to complete the Merger.

No Solicitation

Pursuant to the terms of the Merger Agreement, Akerna has agreed that it shall not, and shall not permit or authorize any of its subsidiaries or any of its representatives or their subsidiaries, directly or indirectly, to (i) solicit, initiate, endorse, knowingly encourage or facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal (as defined below), or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal or (iii) resolve, agree or propose to do any of the foregoing; provided, that Akerna may (x) advise any person of the restrictions of the Merger Agreement; and (y) advise any person making an Acquisition Proposal that the Akerna Board has determined that such Acquisition Proposal does not constitute a Superior Proposal (as defined below), in each case, if, in so doing, no other information that is prohibited from being communicated under the Merger Agreement is communicated to such person. Akerna shall, and shall cause each of its subsidiaries and the representatives of Akerna and its subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any person conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such person, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Acquisition Proposal or potential Acquisition Proposal, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its affiliates or representatives is a party with respect to any Acquisition Proposal or potential Acquisition Proposal, and shall enforce the provisions of any such agreement, which shall include seeking any injunctive relief available to enforce such agreement (provided, that Akerna shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Akerna Board has determined in good faith, after consultation with its outside counsel, that failure to take such action (1) would prohibit the counterparty from making an unsolicited Acquisition Proposal to the Akerna Board in compliance with the Merger Agreement, and (2) would constitute a breach of its fiduciary duties to the stockholders of Akerna under applicable laws).

Notwithstanding the foregoing, if at any time following the date of the Merger Agreement and prior to obtaining the approval of stockholders of Akerna, (w) Akerna receives a written Acquisition Proposal that the Akerna Board believes in good faith to be bona fide, (x) such Acquisition Proposal was unsolicited and did not otherwise result from a breach of the Merger Agreement (other than de minimis breaches), (3) the Akerna Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to constitute or lead to a Superior Proposal, and (4) the Akerna Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (I) and/or (II) below would constitute a breach of its fiduciary duties to the stockholders under applicable laws, then Akerna may (I) furnish information with respect to Akerna and its subsidiaries to the person making such Acquisition Proposal pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to Akerna than, those set forth in that certain Confidentiality Agreement, dated as of August 17, 2022, between Gryphon and Akerna (including any standstill agreement contained therein); provided, that (x) Akerna shall provide Gryphon a non-redacted copy of each confidentiality agreement Akerna has execute and (y) any non-public information provided to any such person shall have been previously provided to Gryphon or shall be provided to Gryphon prior to or concurrently with the time it is provided to such person, and (II) participate in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal. Akerna shall not provide (and shall not permit any of its subsidiaries or any of their respective representatives to provide) any commercially or competitively sensitive non-public information, except in accordance with “clean room” or other similar procedures designed to limit any adverse effect of the sharing of such information on Akerna, which procedures shall be consistent in all material respects with Akerna’s practices in dealing with the disclosures of such information to Gryphon or its representatives.

Neither the Akerna Board nor any committee thereof, shall: (i) (A) withdraw (or modify or qualify in any manner adverse to Gryphon) the recommendation or declaration of advisability by the Akerna Board or any such committee of the Merger Agreement, the Merger or any of the other Transactions, (B) recommend or otherwise declare advisable the approval by the Akerna stockholders of any Acquisition Proposal, or (C) resolve, agree or propose to take any such actions (an “Adverse Recommendation Change”); or (ii) cause or permit the any Akerna group member to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract, except for an acceptable confidentiality agreement per the terms set forth above in each case constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal, or resolve, agree or propose to take any such actions.

Notwithstanding the foregoing, at any time prior to obtaining the approval of Akerna stockholders, the Akerna Board may, if the Akerna Board determines in good faith (after consultation with outside counsel) that the failure to do so would result in a breach of its fiduciary duties to the Akerna stockholders under applicable law, taking into account all adjustments to the terms of the Merger Agreement that may be offered by Gryphon make an Adverse Recommendation Change in response to a Superior Proposal, or (y) solely in response to a Superior Proposal received after the date of the Merger Agreement that was unsolicited and did not otherwise result from a breach of the Merger Agreement, cause Akerna to terminate the Merger Agreement and concurrently enter into a binding alternative agreement with respect to such Superior Proposal; provided, however, that Akerna may not make an Adverse Recommendation Change in response to a Superior Proposal or terminate the Merger Agreement unless:

(A)    Akerna notifies Gryphon in writing at least five business days before taking that action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the person making, such Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed alternative agreement and any other relevant transaction documents (it being understood and agreed that any material amendment to the financial terms or any other term of such Superior Proposal shall require a new written notice by Acquiror and a new five Business Day period); and

(B)    if Gryphon makes a proposal during such five business day period to adjust the terms and conditions of the Merger Agreement, the Akerna Board, after taking into consideration the adjusted terms and conditions of the Merger Agreement as proposed by Gryphon, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate the Merger Agreement, as applicable, would result in a breach of its fiduciary duties to the Akerna stockholders under applicable law;

During the five business day period prior to its effecting an Adverse Recommendation Change or terminating the Merger Agreement as referred to above, Akerna shall, and shall cause its financial and legal advisors to, negotiate with Gryphon in good faith (to the extent Gryphon seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by the Merger Agreement proposed by Gryphon. If the Akerna Board determines that an Acquisition Proposal would cease to be a Superior Proposal following the revisions to the Merger Agreement proposed by Gryphon, Akerna shall promptly so advise Gryphon and Akerna and Gryphon will amend the Merger Agreement to reflect such offer made by Gryphon.

An “Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement and the ancillary documents described therein and the Sale Transaction, any proposal or offer with respect to any direct or indirect acquisition or purchase or license, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, licensing or similar transaction, or otherwise, of (a) assets or businesses of Akerna or its subsidiaries that generate 10% or more of the net revenues or net income (for the 12-month period ending on the last day of Akerna’s or its subsidiaries’ most recently completed fiscal quarter) or that represent 10% or more of the total assets (based on fair market value) of Akerna or its subsidiaries immediately prior to such transaction, or (b) 5% or more of any class of capital stock, other equity securities or voting power of Akerna, any of its subsidiaries or any resulting parent company of Akerna, in each case other than the Merger and the Sale Transaction.

A “Superior Proposal” means any unsolicited bona fide binding written Acquisition Proposal that is fully financed or has fully committed financing that the Akerna Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, is (a) more favorable to the stockholders of Akerna from a financial point of view than the Transactions (including any adjustment to the terms and conditions proposed by Gryphon in response to such proposal) and (b) reasonably likely of being completed on the terms proposed on a timely basis; provided, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “5%” or “10%” shall be deemed to be references to “all or substantially all”.

Preparation of Proxy Statement and Meeting of Akerna Stockholders

As promptly as practicable after the date of the Merger Agreement (and in any event within twenty-eight (28) calendar days thereafter), Akerna has agreed to (i) prepare (with Gryphon’s reasonable cooperation) and file with the SEC (A) a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the Akerna stockholders relating to the special meeting of the Akerna stockholders to be held to consider the stockholder approval matters set forth in the Merger Agreement and (B) a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Akerna Common Stock comprising the Merger Consideration, and (ii) in consultation with Gryphon, set a preliminary record date for the Akerna special meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith.

Akerna has agreed to use its reasonable best efforts (1) to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other Transactions and (2) to cause the Proxy Statement to be mailed to the Akerna stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act.

Akerna has also agreed to take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” laws in connection with the issuance of shares of Akerna Common Stock in the Merger and Gryphon shall furnish all information concerning Gryphon and the holders of Gryphon shares as may be reasonably requested in connection with any such action.

No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement will be made by Akerna without providing Gryphon a reasonable opportunity to review and comment thereon and without Gryphon’s prior approval (which shall not be unreasonably withheld). Akerna has agreed to advise Gryphon promptly after it receives oral or written notice thereof, of the time when the Form S-4 has become effective or any amendment or supplement thereto has been filed, the issuance of any stop order, the suspension of the qualification of the Akerna Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction or any oral or written request by the SEC for amendment of the Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide Gryphon with copies of any written communication from the SEC or any state securities commission and a reasonable opportunity to participate in the responses thereto. Acquiror shall (i) provide Gryphon with reasonable prior notice of any scheduled telephone calls between Acquiror or its Representatives and the SEC, and (ii) use its reasonable best efforts to allow Gryphon or its representatives to participate in all such telephone call.

As promptly as practicable (and in any event within ten (10) calendar days) after the Form S-4 is declared effective under the Securities Act, Akerna has agreed to duly call, give notice of the special meeting of Akerna stockholders solely for the purpose of obtaining the required stockholder approvals. The special meeting shall be held as promptly after the date of such notice as permitted under applicable law, the listing rules of the Nasdaq and Akerna’s governing documents. Akerna may postpone or adjourn the special meeting solely: (i) with the prior written consent of Gryphon; (ii) (A) due to the absence of a quorum or (B) if Akerna has not received proxies representing a sufficient number of shares of to constitute obtain stockholder approval of the matters at the special meeting, whether or not a quorum is present, to solicit additional proxies; (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Akerna Board has determined in good faith after consultation with outside legal counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the Akerna stockholders prior to the special meeting or (iv) that Akerna may not postpone or adjourn the special meeting more than a total of two (2) times pursuant to clause (ii)(A) and/or clause (ii)(B).

Notwithstanding the foregoing, Akerna shall, at the request of the Company, to the extent permitted by applicable law, adjourn the special meeting to a date specified by Gryphon for the absence of a quorum or if Akerna has not received proxies representing a sufficient number of shares of Akerna capital stock to obtain the necessary stockholder approvals; provided, that Akerna shall not be required to adjourn the special meeting more than one (1) time, and no such adjournment shall be required to be for a period exceeding 10 business days.

Except in the case of an Adverse Recommendation Change, Akerna, through the Akerna Board, has agreed to (I) recommend to Akerna stockholders that they adopt the Merger Agreement and the ancillary documents and approve of the matters before the special meeting, (II) include the Akerna Board’s recommendation in the Proxy Statement and (III) publicly reaffirm the Akerna Board’s recommendation within twenty-four (24) hours after a request to do so by Gryphon. Akerna has agreed that (x) except in the event of an Adverse Recommendation Change, Akerna shall use commercially reasonable efforts to solicit proxies to obtain the necessary stockholder approvals.

Covenants; Conduct of Business Pending the Merger

Each of Akerna and Gryphon has agreed that during the period from the date of the Merger Agreement to the earlier of the termination of the Merger Agreement in accordance with its terms and the Effective Time (the “Interim Period”), it will, and cause each of its respective subsidiaries to, (A) operate its business in the ordinary course consistent with past practice, and (B) use commercially reasonable efforts to maintain and preserve intact its business organization, assets, properties and material business relations, as applicable, and keep available the services of its respective directors, managers, officers, key employees and contractors.

Akerna and Gryphon have also agreed that, during the Interim Period and subject to certain limited exceptions as expressly contemplated or permitted by the Merger Agreement, they will not do any of the following:

•        declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of any shares of capital stock; other than dividends or distributions to their respective parent entities and subsidiaries, as applicable;

•        solely with respect to the Akerna and its subsidiaries, directly or indirectly acquire, whether by merging or consolidating with, by purchasing a substantial portion of the assets of, by purchasing any equity securities of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or person or division thereof;

•        adopt any amendments, supplements, restatements or modifications to their respective governing documents, other than as required to effect the transactions contemplated by the Merger Agreement;

•        issue, deliver, sell, transfer, grant, pledge or otherwise directly or indirectly dispose of, or place any lien (other than the permitted liens as described in the Merger Agreement) on, any (A) equity securities of any of Gryphon, Akerna or their subsidiaries, as applicable, or (B) options, warrants or other rights to purchase or obtain any equity securities of any of Gryphon, Akerna or their subsidiaries, as applicable, in each case after the applicable freeze dates as described in the Merger Agreement;

•        sell, assign, transfer, convey, lease, license, abandon or otherwise dispose of, any material assets, rights or properties (including intellectual property rights), other than as contemplated by the agreements relating to the Sale Transaction;

•        solely with respect to Akerna and its subsidiaries, (1) incur, create or assume any indebtedness, (2) modify, in any material respect, the terms of any indebtedness or (3) assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person for indebtedness and (B) solely with respect to Gryphon and its subsidiaries (1) incur, create or assume indebtedness not in the ordinary course of business in excess of $10,000,000 in the aggregate or (2) assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person for indebtedness in excess of $10,000,000 in the aggregate; provided, that the foregoing limitations shall not restrict any of Gryphon or its subsidiaries from assuming, guaranteeing or endorsing any indebtedness in connection with any strategic acquisition of assets or equity securities;

•        fail to maintain in full force and effect insurance policies covering Gryphon, Akerna or their subsidiaries, as applicable, and their respective properties, assets and businesses in a form and amount consistent with the policies in effect as of the date of the Merger Agreement;

•        solely with respect to Akerna and its subsidiaries, enter into any contract that, if in existence as of the date of the Merger Agreement, would be a sale transaction agreement or a material contract, or amend, modify, waive any material benefit or right under or terminate any sale transaction agreement or material contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any material contract pursuant to its terms);

•        make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any person, other than the reimbursement of business expenses of employees in the ordinary course of business; provided, that the foregoing limitation shall not restrict Gryphon or its subsidiaries from making any guarantee for the benefit of, or investment in, any person in connection with any strategic acquisition of assets or equity securities;

•        solely with respect to Akerna and its subsidiaries or as contemplated in connection with adoption of the 2023 Plan, (A) amend, modify, adopt, enter into or terminate any employee benefit plan of Akerna, or any material benefit or compensation plan, policy, program or contract that would be an employee benefit plan of Akerna, as applicable, if in effect as of the date of the Merger Agreement, other than for renewals in the ordinary course of business; (B) increase the compensation payable to any individual contractor, manager, director, officer or employee of Akerna or its subsidiaries, as applicable; (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any individual contractor, manager, director, officer or employee of Akerna or its subsidiaries, as applicable; (D) grant any additional rights to severance, termination, change in control, retention or similar compensation to any individual contractor, manager, director, officer or employee of Akerna or its subsidiaries; (E) hire or engage any employee or independent contractor, or any other individual who is providing or will provide services to Akerna or its subsidiaries; or (F) grant any compensatory arrangement or award that may settle in shares of capital stock of Akerna.

•        waive or release any noncompetition, non-solicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any manager, employee, contractor, director or officer of Gryphon, Akerna or any of their subsidiaries, as applicable;

•        except as contemplated in the agreements relating to the Sale Transaction or by the Merger Agreement, implement or announce any employee layoffs, plant closings, furloughs, reductions in force, reductions in compensation, salaries, wages, hours or benefits, work schedule changes or such similar actions that could implicate the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable foreign, state or local laws;

•        (A) negotiate, modify, extend, or enter into any collective bargaining agreement or (B) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employee of Gryphon, Akerna or their subsidiaries, as applicable;

•        make or change any entity classification or other material tax election or adopt or change any material tax accounting method in a manner inconsistent with past practice, file any material tax return in a manner inconsistent with past practices or amend any material tax return or file a claim for material tax refunds, enter into any agreement with a governmental entity with respect to a material amount of taxes, settle or compromise any claim or assessment by a governmental entity in respect of any material amount of taxes, surrender any right to claim a tax refund, offset or other reduction in tax liability or consent to any extension or waiver of the statutory period of limitation applicable to any claim, audit or assessment in respect of a material amount of income taxes, or enter into any tax sharing or similar agreement other than in the ordinary course of business;

•        (A) cancel or compromise any claim or indebtedness owed to Gryphon, Akerna or any of their subsidiaries, as applicable, or (B) solely with respect to Akerna and its subsidiaries, settle any pending or threatened proceeding, (1) if such settlement would require payment by Akerna or its subsidiaries, as applicable, in an amount greater than $100,000, in the aggregate, (2) to the extent such settlement involves a governmental entity or alleged criminal wrongdoing, or (3) if such settlement will impose any material, non-monetary obligations on any Gryphon, Akerna or any of their subsidiaries, or any of their respective affiliates after the closing of the Merger;

•        authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction, other than as required to effect the transactions contemplated by the Merger Agreement;

•        solely with respect to Akerna and its subsidiaries, redeem, purchase, repurchase or otherwise acquire, or offer to redeem, purchase, repurchase or acquire, any equity securities, other than as required to effect the transactions contemplated by the Merger Agreement;

•        adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any equity securities, other than as required to effect the transactions contemplated by the Merger Agreement;

•        solely with respect to Akerna and its subsidiaries, make any capital expenditures;

•        enter into any contract with any broker, finder, investment banker or other person under which such person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions;

•        solely with respect to Akerna and its subsidiaries, (A) modify, extend or amend any of its real property lease (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such real property lease pursuant to its terms) or (B) enter into any new real property lease or other contract for the use or occupancy of any real property;

•        solely with respect to the Akerna and its subsidiaries, conduct their cash management practices other than in the ordinary course of business (including with respect to the payment of accounts payable and accrued expenses, pricing of goods and services and credit practices and operation of cash management practices generally);

•        change Gryphon’s or Akerna’s, as applicable, methods of accounting in any material respect, other than as may be required by GAAP; or

•        enter into any contract to take, or cause to be taken, any of the foregoing actions.

Other Agreements

Each of Akerna and Gryphon has agreed to use its commercially reasonable efforts to:

•        use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the Transactions (including the satisfaction, but not waiver, of the closing conditions) and, in the case of any ancillary document to which such party will be a party after the date of the Merger Agreement;

•        to execute and deliver such ancillary document when required pursuant to the Merger Agreement;

•        use commercially reasonable efforts to obtain, file with or deliver to, as applicable, any consents of any governmental entities necessary, proper or advisable to consummate the Transactions, including preparing and submitting any required notices related to any registrations obtained by any Gryphon group member from any governmental entity and preparing and submitting any requests to amend or novate any permits that may be necessary as a consequence of the Transactions; and

•        Akerna shall promptly inform Gryphon of any communication between any Akerna party, on the one hand, and any governmental entity, on the other hand, and Gryphon shall promptly inform Akerna of any communication between Gryphon, on the one hand, and any governmental entity, on the other hand, in either case, regarding any of the Transactions.

Each of Akerna and Gryphon has also agreed that:

•        Akerna, Merger Sub and Gryphon shall use commercially reasonable efforts to make all filings and other submissions and give all notices required to be made and given by such party in connection with the Merger and the transactions contemplated by the Merger Agreement;

•        neither party will make any public statement concerning the Merger during the Interim Period, subject to certain exceptions;

•        for a period of six years after the consummation of the Merger, the surviving company of the Merger will indemnify each of the current and former directors, managers and officers of Gryphon to the fullest extent required under such surviving company’s constituent documents;

•        for a period of six years after the consummation of the Merger, Akerna will indemnify each of the current and former directors, managers and officers of Akerna to the fullest extent required under Akerna’s constituent documents; and

•        Akerna, Merger Sub and Gryphon shall cooperate reasonably with each other and shall provide the other party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each party of its respective obligations under the Merger Agreement and to enable the combined company to continue to meet its obligations following the consummation of the Merger.

Pre-Closing Financings

In the event that, prior to the closing of the Merger or termination of the Merger Agreement, Akerna consummates a transaction or series of transactions in which Akerna issues and sells equity securities for capital raising purposes, then no later than two business days following the consummation of such financing, Akerna shall pay to Gryphon an amount in cash equal to the proceeds received by Akerna from such financing (less transaction costs incurred by Akerna in connection therewith) in exchange for an unsecured promissory note in a form that is reasonably acceptable to Akerna and Gryphon. Each such note shall provide that (a) in the event that the closing occurs or the Merger Agreement is terminated and Akerna is obligated to pay a termination fee or reimbursed expenses to Gryphon, the note shall be deemed cancelled, paid and satisfied in full in accordance with its terms and (b) in the event that the Merger Agreement is terminated and Akerna is not obligated to pay the termination fee or reimbursed expenses to Gryphon, Gryphon shall be obligated to repay the amounts outstanding under the note to Akerna on the third anniversary of the date that the Merger Agreement is terminated.

Termination

The Merger Agreement may be terminated and the Transactions may be abandoned at any time prior to the closing of the Merger, whether before or after the required stockholder approvals to complete the Merger have been obtained, as set forth below:

•        by mutual written consent of Akerna and Gryphon;

•        by Akerna, if any of the representations or warranties of Gryphon shall not be true and correct or if Gryphon has failed to perform any covenant or agreement on the part of Gryphon set forth in the Merger Agreement (including an obligation to consummate the closing of the Merger) such that the conditions to closing set forth in the Merger Agreement will not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Gryphon by Akerna, and (ii) the fifth (5th) business day prior to July 15, 2023 or as may be extended pursuant to the terms of the Merger Agreement (the “Termination Date”); provided, however, that none of Akerna or its subsidiaries is then in breach of the Merger Agreement so as to prevent the conditions to closing set forth in the Merger Agreement from being satisfied;

•        by Gryphon, if any of the representations or warranties of Akerna shall not be true and correct or if any of Akerna or its subsidiaries has failed to perform any covenant or agreement on the part of such applicable party set forth in the Merger Agreement (including an obligation to consummate the closing), other than with respect to a breach of the covenants relating to non-solicitation, the Akerna stockholder meeting and solicitation of proxies, and non-competition, as to which Gryphon’s termination rights described below (including payment of the Termination Fee and reimbursement of expenses) will apply, such that the conditions to closing set forth in the Merger Agreement will not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Akerna by Gryphon and (ii) the fifth (5th) business day prior to the Termination Date; provided, however, that Gryphon is not then in breach of the Merger Agreement so as to prevent the conditions to closing set forth in the Merger Agreement from being satisfied;

•        by either Akerna or Gryphon, if the Transactions shall not have been consummated on or prior to the Termination Date; provided that this right shall not be available to (i) Akerna, if any of Akerna or its subsidiaries’ breach of any of its covenants or obligations under the Merger Agreement shall have proximately caused the failure to consummate the Transactions on or before the Termination Date, (ii) Gryphon, if Gryphon’s breach of its covenants or obligations under the Merger Agreement shall have proximately caused the failure to consummate the Transactions on or before the Termination Date and (iii) either Akerna or Gryphon if any proceeding for specific performance to compel the closing is pending as of the Termination Date;

•        by Akerna, at any time prior to obtaining the required stockholder approval to complete the Merger, in order to accept a Superior Proposal in accordance with; provided, that Akerna shall have (i) simultaneously with such termination entered into the associated alternative acquisition agreement, (ii) otherwise complied with the non-solicitation provisions of the Merger Agreement, including the notice provisions thereof and Gryphon’s matching rights, and (iii) paid the Termination Fee and/or expense reimbursement, as applicable.

•        by Gryphon, if:

•        the Akerna Board or any committee thereof withdraws (or modifies or qualifies in any manner adverse to Gryphon) the recommendation or declaration of advisability by the Akerna Board or any such committee of the Merger Agreement, the Merger or the transactions contemplated thereby, (B) recommends or otherwise declares advisable the approval by the Akerna stockholders of any Acquisition Proposal, or (C) resolves, agrees or proposes to take any such actions,

•        within 10 business days of a tender or exchange offer relating to securities of Akerna having been commenced, Akerna fails to publicly recommend against such tender or exchange offer;

•        Akerna fails to publicly reaffirm its recommendation of the transactions contemplated by the Merger Agreement within 5 business days after the date any Acquisition Proposal or any material modification thereto is first commenced, publicly announced, distributed or disseminated to the Akerna stockholders upon a request to do so by Gryphon;

•        Akerna breaches or fails to perform any of its obligations with respect to non-solicitation (including Gryphon’s notice and matching rights), the Akerna stockholder meeting and solicitation of proxies, or non-competition; or

•        the Akerna Board (or any committee thereof) formally resolves or publicly authorizes or proposes to take any of the foregoing actions;

•        by either Akerna or Gryphon, if:

•        any governmental entity shall have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement and such order or other action shall have become final and nonappealable;

•        approval of Akerna stockholders of any of the transactions contemplated by the Merger Agreement shall not have been obtained at the Akerna stockholder meeting; provided that Akerna shall not be permitted to terminate the Merger Agreement the failure to obtain such stockholder approval is proximately caused by any action or failure to act of Akerna that constitutes a breach of the Merger Agreement.

Termination Fee

As further detailed in the Merger Agreement, Akerna will be required to pay a termination fee in the amount of $275,000 (the “Termination Fee”), less any amount of reimbursed expenses previously paid, to Gryphon if the Merger Agreement is terminated under certain circumstances. In addition, upon termination of the Merger Agreement under certain circumstances, and provided that Akerna has not paid the $275,000 termination fee, Akerna will be required to pay up to $100,000 to Gryphon for reimbursement of transaction-related expenses.

Amendment

The Merger Agreement may be amended by the parties at any time, with the approval of their respective boards, except that after the Merger Agreement has been adopted and approved by the stockholders of a party, no amendment which by law requires further approval by the stockholders of such party shall be made without such further approval.

AGREEMENTS RELATED TO THE MERGER

Merger Support Agreements

In order to induce Akerna to enter into the Merger Agreement, certain current directors and executive officers of Gryphon are parties to support agreements with Akerna pursuant to which, among other things, each such person has agreed, solely in his or her capacity as a Gryphon stockholder, to vote all of his or her Gryphon Shares in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereunder. The Gryphon stockholders who are parties to support agreements with Akerna own in the aggregate approximately 72% of the outstanding Gryphon Shares.

Following the Registration Statement on Form S-4, of which this proxy statement/prospectus is a part, being declared effective by the SEC and pursuant to the conditions of the Merger Agreement, Gryphon stockholders who are party to the support agreements have each agreed to execute an action by written consent in favor of the approval and adoption of the Merger Agreement, and approval of the transactions contemplated by the Merger Agreement.

Under these support agreements, subject to certain exceptions, such Gryphon stockholders have also agreed not to sell or transfer their Gryphon equity securities, until the earlier of (i) the Effective Time, (ii) the termination of the support agreement in accordance with its, or (iii) it being determined (by mutual agreement of Akerna and Gryphon) that the approval of Gryphon’s stockholders is not required. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreements, each person to which any Gryphon equity securities are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.

In order to induce Gryphon to enter into the Merger Agreement, certain current directors and executive officers of Akerna are parties to a Merger Support Agreement with Gryphon pursuant to which, among other things, each such person has agreed, solely in his or her capacity as an Akerna stockholder, to vote all of his or her shares of Akerna capital stock in favor of the adoption and approval of the proposals described herein.

Under the Merger Support Agreement, subject to certain exceptions, such Akerna stockholders have also agreed not to sell or transfer their Akerna equity securities, until the earlier of (i) the Effective Time, (ii) the termination of the Merger Support Agreement in accordance with its terms, or (iii) it being determined (by mutual agreement of Akerna and Gryphon) that the approval of Akerna’s stockholders is not required. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the Merger Support Agreement, each person to which any Akerna equity securities are so sold or transferred must agree in writing to be bound by the terms and provisions of the Merger Support Agreement.

Additionally, each holder of Akerna Notes entered into a Merger Lender Support Letter. The Merger Lender Support Letters provide, among other things, that the Holders of Akerna Notes will vote all of the shares of Akerna capital stock held by them in favor of the proposals described herein and against any competing acquisition proposals. The Merger Lender Support Letters also place certain customary restrictions on the transfer of shares of Akerna held by the respective signatories thereto prior to the closing of the Merger.

The Akerna stockholders and holders of Akerna Notes who are parties to Merger Support Agreement or Merger Lender Support Letters own or have the right to acquire, in the aggregate, approximately       % of the outstanding voting shares of Akerna capital stock.

The foregoing description of the Merger Support Agreement and Merger Lender Support Letters does not purport to be complete and is qualified in its entirety by the full text of the forms of Merger Support Agreement and Lender Support Letter, which are attached hereto as Annex I and Annex J, respectively.

Exchange Agreements

Concurrently with the signing of the Merger Agreement, Akerna entered into exchange agreements (the “Exchange Agreements”) with each of holder (each, a “Holder”) of Akerna Notes.

Pursuant to the Exchange Agreements, each Holder has agreed to exchange a certain aggregate conversion amount of the Akerna Notes no greater than the lesser of (i) the aggregate amount then outstanding under the Notes and (ii) such portion of the maximum note amount set forth in the Exchange Agreement for such Holder that is convertible into 19.9% of Akerna Common Stock then outstanding into such number of shares of newly designated Series C Preferred Stock of Akerna, which will have an aggregate voting power and economic value equal to the aggregate number of shares of Akerna Common Stock then issuable upon conversion of such amount of Akerna Note.

The Series C Preferred Stock will have the terms and conditions set forth in the Certificate of Designation of the Series C Preferred Stock which is attached to the Exchange Agreement. The Series C Preferred Stock is non-convertible, voting preferred stock. Upon the closing of a change of control transaction, the Series C Preferred Stock will be automatically redeemed pursuant to its terms for consideration of a share equivalent basis equal to the same consideration held after the consummation of the change of control transaction by a stockholder that held one share of common stock prior to the consummation of the change of control transaction. The Series C Preferred Stock can also be redeemed for cash at the option of Akerna and in limited circumstances redeemed for cash at the option of the holder.

Under the Exchange Agreements, Akerna has agreed that 50% of the gross proceeds from any subsequent placement will be used to repay the aggregate amounts then outstanding under the Akerna Notes, allocated pro rata to the holders of Akerna Notes then outstanding based on the aggregate principal amount of Akerna Notes outstanding as of the time of such applicable subsequent placement (“Subsequent Placement Redemption”).

Further, Akerna has agreed that on or prior to the closing of the Merger, if any Akerna Notes are then outstanding, Akerna will consummate one or more Company Optional Redemptions (as defined in the Akerna Notes) pursuant to Section 9(a) of the Notes (as amended under the Exchange Agreements), using the lesser of (A) the difference of (I) the sum of (x) all cash then held by Akerna (or any of its subsidiaries) and (y) any cash to be paid, directly or indirectly, to Akerna (or any of its subsidiaries) in connection with the transactions contemplated by the Merger Agreement and/or the Purchase Agreement, as applicable, less (II) $500,000 and (B) an aggregate amount of cash equal to the Company Optional Redemption Price of the aggregate Conversion Amount (as defined in the Akerna Notes) of the Akerna Notes then outstanding (with each such Company Optional Redemption allocated pro rata to the holders of Akerna Notes then outstanding based upon the aggregate principal amount of Akerna Notes then outstanding) (the “Cash Sweep”).

Upon closing of the Merger, the Exchange Agreements provide that if any portion of the Akerna Notes remain outstanding other than such portion of the applicable Company Optional Redemption Price of the Akerna Notes to be paid in cash pursuant to the Cash Sweep, to exchange the remaining Conversion Amount of the Akerna Notes into such aggregate number of shares of common stock of the combined company (the “New Note Exchange Shares”) equal to the quotient of (A) the applicable Company Optional Redemption Price of the remaining Conversion Amount of the Akerna Notes then outstanding divided by (B) the lower of (x) the lowest volume weighted average price of the Akerna Common Stock during the five (5) Trading Day period ending, and including, the Trading Day immediately prior to the closing and (y) the Conversion Price (as defined in the Akerna Notes) in effect as of the closing; and (ii) in accordance with the terms of the Series C Certificate of Designations, the Series C Preferred Stock shall be exchanged into the Change of Control Redemption/Exchange Consideration (as defined in the Series C Certificate of Designations) (with any shares of common stock of the combined company included in such applicable Change of Control Redemption/Exchange Consideration, if any, the “New Preferred Exchange Shares”, and together with the New Note Exchange Shares, the “Final Closing Exchange Shares”); provided, however, that to the extent that any issuances of Final Closing Exchange Shares to a Holder at the closing in accordance herewith or pursuant to the Series C Certificate of Designations, as applicable would result in such Holder and its other Attribution Parties (as defined in the Note) exceeding the Maximum Percentage (as defined in the Note) (as calculated in accordance with Section 3(d)(i) of the Note) (a “Maximum Percentage Event”), then such Holder shall not be entitled to receive such aggregate number of Final Closing Exchange Shares in excess of the Maximum Percentage (and shall not have beneficial ownership of such Final Closing Exchange Shares (or other equivalent security) as a result of the closing (and beneficial ownership) to such extent of any such excess), such remaining portion of such Final Closing Exchange Shares that would have otherwise been issued to the Holder at the Final Closing (such remaining portion of Final Closing Exchange Shares, the “Abeyance Shares”), such portion of the Note and/or shares of Series C Preferred Stock, as applicable, shall alternatively be exchanged for the right to receive such Abeyance Shares (with a beneficial ownership and issuance limitation substantially in the form of Section 3(d) of the Note, mutatis mutandis), at such time or times as its right thereto would not result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times, if any, such Holder shall be granted such remaining portion of such Abeyance Shares in accordance herewith and/or pursuant to the Series C Certificate of Designations, as applicable.

All shares of combined company common stock issued or issuable upon any exchange or redemption of Akerna Notes or Series C Preferred Stock will be taken into account and included in the Akerna Fully Diluted Share Number for purposes of calculating the Merger Consideration, such that only Akerna stockholders will be diluted by the issuance of such shares (whether prior to or following consummation of the Merger).

Akerna and each of the Holders waived, in part, the terms and conditions of Section 9(a) of the Notes such that, in connection with any Subsequent Placement Redemption and/or the Cash Sweep, as applicable, the Akerna Note shall be subject to a Company Optional Redemption (as defined in the Akerna Note) (for the avoidance off doubt, at the applicable Company Optional Redemption Price (as defined in the Akerna Note) of the Conversion Amount subject to such Company Optional Redemption) without the requirement to satisfy any Equity Conditions (as defined in the Note) and a Company Optional Redemption Date (as defined in the Akerna Note) as of the date of consummation of such subsequent placement and/or the Cash Sweep, as applicable. Further, unless and until the Merger Agreement terminates prior to the consummation of the transactions contemplated thereunder, each Holder waived, in part, the Available Cash Test (as defined in the Akerna Note) in Section 14(r)(i) of the Note and the Daily Available Cash Test (as defined in Section 4(ff) of the Purchase Agreement), such that the Available Cash Test and the Daily Available Cash Test shall be deemed satisfied for the Holder if at least a certain amount set forth in the Exchange Agreement is held in the Master Restricted Account of such Holder.

In addition, subject to certain conditions, each Holder agreed to grant to Akerna certain releases from the security documents securing the Notes to permit Akerna to consummate the Sale Transaction and the Merger.

The closing of the exchange of a certain portion of the Notes into the Series C Preferred Stock and the exchange of any remaining Notes and the Series C Preferred Stock into shares of common stock at the Closing of the Merger is subject to certain customary conditions and, in relation to the exchange into Series C Preferred Stock, subject to Akerna completing a subsequent placement for gross aggregate proceeds of at least $500,000.

The Exchange Agreements contain customary representations, warranties and covenants made by Akerna and the Holders party thereto.

The foregoing description of the Exchange Agreements does not purport to be complete and is qualified in its entirety by the full text of the form of Exchange Agreement, which is attached hereto as Annex K.

THE PURCHASE AGREEMENT

The following is a summary of the material terms of the Purchase Agreement. A copy of the Purchase Agreement is attached as Annex B to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The Purchase Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Akerna or MJ Acquisition. The following description does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement. You should refer to the full text of the Purchase Agreement for details of the Sale Transaction and the terms and conditions of the Purchase Agreement.

The Purchase Agreement contains representations and warranties that Akerna, on the one hand, and MJ Acquisition, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Purchase Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Purchase Agreement. While Akerna does not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Purchase Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Akerna or MJ Acquisition because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Akerna and MJ Acquisition and are modified by the disclosure schedules. If Akerna becomes aware of material facts that contradict the representations and warranties in the Purchase Agreement, Akerna will disclose those material facts in the public filings that it makes with the SEC if it determines that it has a legal obligation to do so.

General

Under the Purchase Agreement and subject to the terms and conditions contained therein, MJ Acquisition will acquire all of Akerna’s rights, title and interest in and to the Membership Interests and all of Akerna Exchange’s rights, title, and interest in and to the Capital Stock as described in the Purchase Agreement for a purchase price of $5,000,000 in cash, comprised of $1,000,000 loan secured by a promissory note and security documents and $4,000,000 in cash to be paid at closing.

Sale Transaction Consideration

The purchase price to be paid by MJ Acquisition for the Membership Interests and the Capital Stock at the closing of the Sale Transaction is $5,000,000, which shall be comprised of a $1,000,000 cash loan to be funded upon mutual agreement between Alleaves and Akerna (the “Loan”) regarding the Sale Transaction, and $4,000,000 in cash to be paid at closing The Loan terms are as follows:

•        One (1) year term and a fixed interest rate of 10%;

•        Prior to the closing of the Sale Transaction, the Loan shall be junior to existing Akerna debt;

•        Upon the closing of Sale Transaction, the Loan shall be forgiven; and

•        Should MJ Freeway and Ample be sold to a party other than Alleaves or its affiliates, the Loan shall become senior debt to the party that acquires the MJ Freeway and Ample assets and shall be payable in full at maturity.

Conditions to the Completion of the Sale Transaction

General Conditions

The obligations of each party to consummate the transactions contemplated by the Purchase Agreement are subject to the satisfaction or waiver, on or prior to the closing of the Sale Transaction, of each of the following conditions:

•        MJ Acquisition has delivered to Akerna the Loan by wire transfer of immediately available funds, to an account or accounts designated by Akerna;

•        the filings of MJ Acquisition, Akerna, and Akerna Exchange pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended or other applicable law relating to antitrust, competition or foreign investment matters, if any, have been made and the applicable waiting period and any extensions thereof have expired or been terminated; and

•        the absence of any enactment, issuance, promulgation, enforcement or entry of any governmental order which is in effect and has the effect of making the Sale Transaction illegal, otherwise restrain or prohibit consummation of the Sale Transaction or cause the Sale Transaction to be rescinded; and any action pending, or overtly threatened in writing, by an official of a governmental authority in which such governmental authority indicates that it intends to challenge or seek to restrain or prohibit the consummation of the Sale Transaction, but not including any notice received by a governmental authority that pursuant to applicable law such governmental authority reserving the right to review the transactions in the future

•        the obtaining, termination or expiration of any authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any governmental authority under any applicable law that are required to effect the closing of the Sale Transaction and such authorization, orders or approval shall not have been revoked;

•        the approval of the Purchase Agreement and the transactions contemplated thereby by Akerna’s stockholders; and

•        the Merger pursuant to the Merger Agreement has closed prior to the closing of the Sale Transaction or will close simultaneously with the closing of the Sale Transaction, provided that this condition shall be deemed to be waived in the event that the Merger has not closed by five business days prior to the Outside Date (as defined by the Purchase Agreement).

MJ Acquisition Conditions to Closing

The obligations of MJ Acquisition to consummate the transactions contemplated by the Purchase Agreement are subject to the satisfaction or MJ Acquisition’s waiver, on or prior to the closing of the Sale Transaction, of additional conditions, including the following:

•        the representations and warranties of Akerna and Akerna Exchange contained in the Purchase Agreement or any ancillary documents or certificate related thereto being true and correct as of the closing date of the Sale Transaction with the same force and effect as if made on and as of April 28, 2023;

•        each Akerna and Akerna Exchange having performed and complied in all material respects with all of covenants required by the Purchase Agreement to be performed or complied with prior to the closing of the Sale Transaction;

•        the absence of any action commenced against the parties to the Purchase Agreement, restraining order or injunction any court of any governmental authority, which has the effect of preventing, restraining or prohibiting the consummation of the Sale Transaction;

•        the approvals, consents, and waivers have been received, ancillary documents, assignments, and certificates have been executed, and such documents have been delivered to MJ Acquisition;

•        the absence of material adverse effect or any or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a material adverse effect since the Interim Balance Sheet Date (as defined in the Purchase Agreement);

•        the resignations of directors, managers, and officers of the Company Group (as defined in the Purchase Agreement);

•        at least eighty percent (80%) of the MJF Retained Employees and the AO Retained Employees (such terms as defined in the Purchase Agreement), in the aggregate, shall be employees of MJ Acquisition, a subsidiary of MJ Acquisition, or the Company Group (as defined in the Purchase Agreement) and not have given notice of their intent to terminate their employment;

•        the Company Group consists of only MJ Freeway and Ample;

•        each material contract between the Commonwealth of Pennsylvania, Department of Health, Medical Marijuana or State of Utah Department of Technology (each, a “Contracting Party”) and MJ Freeway shall be in full force and effect; the absence of any notice of any intention to terminate or not renew any such material contract; the absence of material breached any such material contract; a Contracting Party has not alleged any such material breach; and a Contracting Party has not revoke or modify in any material way the terms of renewal as expressed in the renewal letter from it to MJ Freeway dated January 4, 2023;

•        Material Contracts (as defined in the Purchase Agreement) constituting no more than 50% of MJ Freeway’s recurring subscription revenue that is up for renewal between the date of the Purchase Agreement and the closing shall have terminated, otherwise ceased to be in full force and effect, or been subject to a notice of termination or non-renewal; provided that, any such recurring subscription revenue that has migrated to MJ Acquistion Corp. or its subsidiaries shall be deemed not to have terminated, otherwise ceased to be in full force and effect, or been subject to a notice of termination;

•        the absence of breach or default (or allegation of breach or default) by any of the Company Group in any material respect any material contract, and the absence of event or circumstance that, with notice or lapse of time or both, would constitute an event of default under any material contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder.

Akerna Conditions to Closing

The obligations of Akerna to consummate the transactions contemplated by the Purchase Agreement are subject to the satisfaction or Akerna’s waiver, at or prior to the closing of the Sale Transaction, of additional conditions, including the following:

•        the representations and warranties of MJ Acquisition contained in the Purchase Agreement or any ancillary documents or certificate related thereto being true and correct as of the closing date of the Sale Transaction with the same force and effect as if made on and as of April 28, 2023;

•        MJ Acquisition having performed and complied in all material respects with all of covenants required by the Purchase Agreement to be performed or complied with prior to the closing of the Sale Transaction;

•        the absence of any restraining order or injunction any court of any governmental authority, which has the effect of restraining or prohibiting the consummation of the Sale Transaction;

•        the ancillary documents and certificates have been executed, and such documents have been delivered to Akerna;

•        MJ Acquisition has delivered to Akerna cash in an amount equal to $4,000,000 by wire transfer of immediately available funds, to an account or accounts designated at least three business days prior to the closing of the Sale Transaction;

Subject to the terms and conditions of the Purchase Agreement, the closing of the transactions contemplated thereby will take place no later than three business days after the satisfaction or, to the extent permitted thereunder, waiver of all of the foregoing conditions (other than those conditions that by their terms are to be satisfied or waived at the closing of the Sale Transaction, but subject to the satisfaction or waiver of all such conditions), unless the Purchase Agreement has been terminated pursuant to its terms or unless another time or date is agreed to by the parties thereto.

Representations and Warranties; Indemnification

The Purchase Agreement contains customary representations and warranties of Akerna and MJ Acquisition relating to, among other things, their ability to enter into the Purchase Agreement, with respect to Akerna, its ownership of the Membership Interests, and with respect to Akerna Exchange, its ownership of the Capital Stock. None of the representations, warranties, covenants, agreements and obligations contained in the Purchase Agreement will survive beyond the closing of the Sale Transaction.

Under the Purchase Agreement, Akerna does not have any obligations to indemnify MJ Acquisition in connection with the Sale Transaction other than the obligation to indemnify MJ Acquisition and its affiliates against (i) any loss attributable to any breach of or inaccuracy in any representation or warranty made in relation to taxes; (ii) any loss attributable to any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation of Akerna, Akerna Exchange or affiliates relating to taxes; (iii) all Indemnified Taxes (as defined in the Purchase Agreement; (iv) reasonable out-of-pocket fees and expenses attributable to the items described in the preceding clauses (i) through (iii); and (v) certain matters set forth in Schedule C of the Purchase Agreement and.

No Solicitation

Under the Purchase Agreement, Akerna may not, and may not authorize or permit any of its affiliates or any of its or their respective directors, officers, employees or other representatives to directly or indirectly: (i) encourage, solicit, initiate or continue inquiries regarding an Acquisition Proposal (as defined in the Purchase Agreement), (ii) enter into discussions or negotiations with, or provide any information to, any person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Akerna shall immediately cease and cause to be terminated, and shall cause its affiliates and all of its and their respective directors, officers, employees or other representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal.

In addition to the foregoing, Akerna is required to promptly (and in any event within three (3) business days after receipt thereof by Akerna or its directors, officers, employees or other representatives) advise MJ Acquisition orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person making the same.

Akerna Board of Directors’ Recommendation; Change of Recommendation

As described above, and subject to the provisions described below, Akerna’s board of directors has made the recommendation that Akerna’s stockholders vote “FOR” Proposal No. 2 to approve the Purchase Agreement and the transactions contemplated thereby. The Purchase Agreement provides that Akerna’s board of directors will not effect a Sale Transaction Adverse Recommendation Change (as defined below) except as described below.

Prior to the adoption of the Purchase Agreement by Akerna’s stockholders, Akerna’s board of directors may not (A) withdraw (or modify in any manner adverse to MJ Acquisition), or adopt a resolutions of Akerna’s board of directors to withdraw (or modify in any manner adverse to MJ Acquisition), its recommendation that Akerna’s stockholders approve the transactions contemplated by the Purchase Agreement or (B) recommend, any Acquisition Proposal or alternative transaction (the foregoing actions being referred to as an “Sale Transaction Adverse Recommendation Change”).

Notwithstanding the restrictions described above, at any time prior to the receipt of the required vote from Akerna’s stockholders, Akerna’s board of directors may make a Sale Transaction Board Adverse Recommendation Change, if Akerna’s board of directors has received an Acquisition Proposal for Akerna that Akerna’s board of directors has determined in its good faith judgment, after consultation with Akerna’s outside legal counsel and financial advisors, constitutes, or would reasonably be expected to result in, a Superior Offer (as defined below), Akerna’s board of directors determines in its good faith judgment, after consultation with Akerna’s outside legal counsel and financial advisors, that a Sale Transaction Board Adverse Recommendation Change is consistent with Akerna’s board of directors’ compliance with its fiduciary obligations to Akerna’s stockholders under applicable law. Prior to Akerna taking any action permitted under this exception, in the case of a Superior Offer, (1) Akerna must promptly notify MJ Acquisition, in writing, at least five business days (the “Notice Period”) before making a Sale Transaction Board Adverse Recommendation Change, of its intention to take such action with respect to a Superior Offer, (2) Akerna attaches to such notice the most current version of the proposed agreement and the identity of the third party making such Superior Offer; and (3) Akerna negotiates with MJ Acquisition in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal for Akerna ceases to constitute a Superior Offer, if MJ Acquisition, in its discretion, proposes to make such adjustments.

Nothing contained in the Purchase Agreement prohibits Akerna from (i) taking and disclosing to its stockholders positions required by Rule 14d-9 or Rule 14e-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) making any disclosure to Akerna’s stockholders if Akerna’s board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to Akerna’s stockholders under applicable law, and (iii) issuing a

“stop-look-and-listen communication” pursuant to Rule 14d-9(f) promulgated under the Exchange Act. In the case of each of the foregoing clauses “(i)” and “(ii),” any such disclosure or public statement shall be deemed to be a Sale Transaction Board Adverse Recommendation Change subject to the terms and conditions of the Purchase Agreement unless Akerna’s board of directors reaffirms its recommendation for the Sale Transaction in such disclosure or public statement or within five business days of such disclosure or public statement.

A “Superior Offer” means a bona fide Acquisition Proposal for Akerna (with all references to 20% in the definition of Acquisition Transaction for Seller (as defined by the Purchase Agreement) being treated as references to 50% for these purposes) made by a third party that is on terms and conditions that Akerna’s board of directors determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that Akerna’s board of directors deems relevant following consultation with its outside legal counsel and financial advisor, if any, (i) is more favorable, from a financial point of view, to Akerna’s stockholders than the terms of the transactions contemplated by the Purchase Agreement and the Merger, taking into account any factors that Akerna’s board of directors deems appropriate; and (ii) is reasonably capable of being consummated.

Meeting of Stockholders

Promptly after the Registration Statement has been declared effective by the SEC under the Securities Act, Akerna is required (i) take reasonable action necessary under applicable law to call, give notice of and, within 60 calendar days after the date the Registration Statement is declared effective by the SEC, hold a meeting of Akerna’s stockholders for the purpose of seeking approval of (A) the issuance of shares of Akerna’s common stock pursuant to the terms of the Merger and under the applicable requirements of Nasdaq, (B) the change of control of Akerna resulting from the Merger, to the extent such approval is necessary, (C) the amendment of Akerna’s certificate of incorporation to effect the reverse stock split, (D) if requested by Gryphon prior to the filing with the SEC of this proxy statement/prospectus, the amendment of Akerna’s certificate of incorporation to increase the authorized shares of Akerna’s common stock, (E) the amendment of Akerna’s certificate of incorporation to effect the name change of Akerna, (F) in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, seeking advisory approval of a proposal to Akerna’s stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to Akerna’s named executed officers in connection with the completion of the Merger, if applicable, and (G) approve the transactions under the Purchase Agreement and the ancillary documents related thereto (items A-G collectively, “Akerna Stockholder Matters”).

Covenants; Conduct of Business Pending the Sale Transaction

During the period from the signing of the Purchase Agreement until the closing of the Sale Transaction, except as otherwise provided in the Purchase Agreement, Akerna and Akerna Exchange shall, and shall cause the Company Group to, (i) maintain and preserve in all respects to permits, (ii) to pay its debts, Taxes and other obligations when due, (iii) to maintain the properties and assets owned, operated or used by the Company Group in the same condition as they were on the date of the Purchase Agreement, subject to reasonable wear and tear, (iv) to continue in full force and effect without modification all insurance policies, except as required by applicable law, (v) to take commercially reasonable action to defend and protect its properties and assets from infringement or usurpation, (vi) to perform all of its obligations under all contracts relating to or affecting its properties, assets or business, (vii) to maintain its books and records in accordance with past practice, (viii) to comply in all material respects with all applicable laws, (ix) not enter into, renew, amend, or extend any contract (A) with any new or existing customer or supplier of the Company Group if the term of such contract will end 30 days or more thereafter or (B) if all such new, renewed, amended or extended contracts would impose, in the aggregate, an obligation of more than One Hundred Thousand Dollars ($100,000) on the Company Group; and (x) not to take or permit any action that would cause any of the changes, events or conditions described in Section 3.08 of the Purchase Agreement to occur; provided, however, that the foregoing shall not be interpreted as limiting in any way the right of Akerna or Akerna Exchange to cause the Company Group to either: (i) sell all of the issued and outstanding common shares of Last Call Analytics, Inc. or all of the assets and liabilities of Last Call Analytics, Inc. to a third-party buyer, in each case if the Company Group does not incur or assume any liabilities in connection with such sale; and/or (ii) wind-up the business of and dissolve Last Call Analytics, Inc. if the Company Group does not incur or assume any liabilities in connection with such wind-up.

Regulatory Approvals

Each of Akerna, Akerna Exchange, and MJ Acquisition has agreed, among other things:

•        that each party would make (i) make, or cause or be made, all filings and submissions (including those under the HSR Act) required under any law applicable to such party or any of its affiliates; and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all governmental authorities that may be or become necessary for its execution and delivery of the Purchase Agreement and the performance of its obligations pursuant to the Purchase Agreement and the ancillary documents related thereto; and

•        to use its cooperate fully with the other party and its affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals and not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

Notwithstanding anything to the contrary contained in the Purchase Agreement, each of Akerna and MJ Acquisition agreed that MJ Acquisition and any of its affiliates will not be required to (i) sell, hold, divest, discontinue or limit, before or after the closing of the Sale Transaction, any assets, businesses or interests of MJ Acquisition, the Company Group or any of their respective affiliates; (ii) agree to any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a material adverse effect or materially and adversely impact the economic or business benefits to MJ Acquisition of the transactions contemplated by the Purchase Agreement; or (iii) agree to any material modification or waiver of the terms and conditions of the Purchase Agreement.

Other Agreements

Akerna has agreed during the period between the dates of the Purchase Agreement until the closing of the Sale Transaction to notify MJ Acquisition in writing of:

•        any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by Akerna or Akerna Exchange hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 7.02 of the Purchase Agreement to be satisfied;

•        any notice or other communication from any person alleging that the consent of such person is or may be required in connection with Sale Transaction;

•        any notice or other communication from any governmental authority in connection with the Sale Transaction;

•        any actions commenced or, to Seller’s Knowledge (as defined in the Purchase Agreement), threatened against, relating to or involving or otherwise affecting Akerna, Akerna Exchange or the Company Group that, if pending on the date of the Purchase Agreement, would have been required to have been disclosed pursuant to Section 3.20 of the Purchase Agreement or that relates to the Sale Transaction; and

•        any termination or non-renewal of a contract with a material customer or a material supplier or (b) any notice or other communication from a material customer or a material supplier of its intention to terminate or not renew any such contract.

Akerna and Akerna Exchange have agreed among other things, after the closing of the Sale Transaction:

•        each will cause its affiliates to hold, and use its reasonable best efforts to cause its directors, officers, employees or other representatives to hold, in confidence any and all information, whether written or oral, concerning the Company Group, except to the extent such information (a) is generally available to and known by the public, (b) is lawfully acquired by Akerna, Akerna Exchange, any of their affiliates or their respective directors, officers, employees or other representatives from and after the closing of the Sale Transaction from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation, or (c) is compelled to disclose by judicial or administrative process or by other requirements of law;

for a period of five (5) years commencing on the closing of the Sale Transaction (the “Restricted Period”), each of Akerna and Akerna Exchange will not directly or indirectly, (i) engage in or assist others in engaging in the Restricted Business in the Territory (such terms as defined in the Purchase Agreement); (ii) have an interest in any person that engages directly or indirectly in the Restricted Business in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) intentionally interfere in any material respect with the business relationships (whether formed prior to or after the date of the Purchase Agreement) between the Company Group and customers or suppliers of the Company Group. Notwithstanding the foregoing, Akerna may own, directly or indirectly, solely as an investment, securities of any person traded on any national securities exchange if Akerna is not a controlling person of, or a member of a group which controls, such person and does not, directly or indirectly, own 1% or more of any class of securities of such person;

during the Restricted Period, each of Akerna and Akerna Exchange will not, directly or indirectly, (i) solicit (except pursuant to a general solicitation which is not directed specifically to any employees of the Company Group) or hire any employee of the Company Group or any former employee of the Company Group or (ii) encourage any employee of the Company Group to leave such employment; and

during the Restricted Period, each of Akerna and Akerna Exchange will not, directly or indirectly, solicit or entice, or attempt to solicit or entice, any clients or customers of the Company Group or potential clients or customers of the Company Group for purposes of diverting their business or services from the Company Group.

Termination

The Purchase Agreement may be terminated at any time prior to the closing of the Sale Transaction:

•        by the mutual written consent of Akerna, Akerna Exchange, and MJ Acquisition;

•        by either Akerna or MJ Acquisition if:

•        the other party has breached or failed to perform any of its representations, warranties, or covenants contained in the Purchase Agreement, and such breach or failure to perform (A) would give rise to the failure of a closing condition and (B) cannot be cured within ten (10) days of receipt of written notice of such breach from the other party;

•        any of the closing conditions to be satisfied by the other party has not been, or if it becomes apparent that any of such conditions will not be, fulfilled by the Outside Date (as defined in the Purchase Agreement) or if the sale and purchase of the Membership Interests contemplated by the Purchase Agreement has not been consummated by the Outside Date, unless such failure shall be due to the failure of the other party to perform or comply with any of the covenants, agreements or conditions of the Purchase Agreement to be performed or complied with by it prior to the closing of the Sale Transaction;

•        Akerna’s board of directors, prior to obtaining the approvals from the Akerna’s stockholders, has determined to make a Sale Transaction Board Adverse Change Recommendation and accept a Superior Offer; or

•        any law making the consummation of the Sale Transaction illegal or otherwise prohibited or (ii) any governmental authority issuing a governmental order restraining or enjoining the Sale Transaction, and such governmental order shall have become final and non-appealable.

•        by MJ Acquisition if:

•        (A) the meeting of Akerna’s stockholders (including any adjournments and postponements thereof) has been held and completed and Akerna’s stockholders have taken a final vote on the Akerna Stockholder Matters and (B) the Akerna Stockholder Matters have not been approved at the meeting of Akerna’s stockholders (or any adjournment or postponement thereof) by the required vote;

•        at any time prior to obtaining the required vote and approval from Akerna’s stockholders, (A) Akerna failed to include the recommendation of the Akerna’s board of directors in the Proxy Statement/Prospectus for the Sale Transaction; (B) Akerna’s board of directors shall have made a Sale Transaction Board Adverse Recommendation Change; (C) Akerna’s board of directors has approved, endorsed or recommended any Acquisition Proposal; (D) Akerna has executed or entered into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Proposal; (E) Akerna has not held the meeting of Akerna’s stockholders by five business days prior to the Outside Date; or (F) Akerna or any of its directors, officers, employees or other representatives has willfully and intentionally materially breached the provisions set forth in Section 5.03 of the Purchase Agreement; or

•        if (A) each of the closing conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Sale Transaction), (B) MJ Acquisition have notified Akerna in writing that it is ready, willing and able to consummate the closing of the Sale Transaction (and Akerna has not revoke such notice) and (iii) Akerna and Akerna Exchange fails to consummate the closing of the Sale Transaction within five business days of such notice.

In the event the Purchase Agreement is terminated, the Purchase Agreement will become void and there will be no liability of any party thereto except: (i) as set forth in Article IX, Section 5.06, and Article X of the Purchase Agreement; and (ii) nothing shall relieve any party from liability for any material breach of any provision of the Purchase Agreement or for common law fraud under the law of the State of Delaware

Termination Fee

If the Purchase Agreement is terminated, then Akerna will pay or reimburse the following fees to MJ Acquisition:

•        a nonrefundable fee in an amount equal to $290,000 within 10 business days after such termination (in the case of termination by POSaBIT) or concurrent with such termination (in the case of termination by Akerna); and

•        up to a maximum of $60,000 of reasonable fees and expenses incurred by MJ Acquisition in connection with the Purchase Agreement, the ancillary documents related thereto, and the transactions contemplated thereby within 10 business days after the date on which MJ Acquisition submits to Akerna true and correct copies of reasonable documentation supporting such fees and expenses by wire transfer of same-day funds.

If Akerna fails to pay when due any amount payable by Akerna under Section 9.03 of the Purchase Agreement, then (a) Akerna shall reimburse MJ Acquisition for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by MJ Acquisition of its rights under Section 9.03 of the Purchase Agreement, and (b) Akerna shall pay to MJ Acquisition interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to MJ Acquisition in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

Amendment

The Purchase Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party thereto.

Governing Law

The Purchase Agreement is governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

AGREEMENTS RELATED TO THE SALE TRANSACTION

Sale Transaction Support Agreements

In order to induce MJ Acquistion to enter into the Purchase Agreement, certain current directors and executive officers of Akerna are parties to support agreements with MJ Acquistion (“Sale Transaction Support Agreements”) pursuant to which, among other things, each such person has agreed, solely in his or her capacity as an Akerna stockholder, to vote all of his or her shares of Akerna capital stock in favor of the adoption and approval of the proposals described herein.

Under the Sale Transaction Support Agreement, subject to certain exceptions, such Akerna stockholders have also agreed not to sell or transfer their Akerna equity securities, until the earlier of (i) the closing of the Sale Transaction, (ii) the termination of the Sale Transaction Support Agreement in accordance with its terms, or (iii) it being determined (by mutual agreement of Akerna and MJ Acquistion) that the approval of Akerna’s stockholders is not required. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the Sale Transaction Support Agreement, each person to which any Akerna equity securities are so sold or transferred must agree in writing to be bound by the terms and provisions of the Sale Transaction Support Agreement.

Additionally, each holder of Akerna Notes entered into a Sale Transaction Lender Support Letter. The Sale Transaction Lender Support Letters provide, among other things, that the holder of Akerna Notes will vote all of the shares of Akerna capital stock held by them in favor of the proposals described herein and against any competing acquisition proposals. The Sale Transaction Lender Support Letters also place certain customary restrictions on the transfer of shares of Akerna held by the respective signatories thereto prior to the closing of the Sale Transaction.

The Akerna stockholders and holders of Akerna Notes who are parties to Sale Transaction Support Agreement or Sale Transaction Lender Support Letters own or have the right to acquire, in the aggregate, approximately             % of the outstanding shares of Akerna capital stock.

The foregoing description of the Sale Transaction Support Agreement and Sale Transaction Lender Support Letters does not purport to be complete and is qualified in its entirety by the full text of the forms of Sale Transaction Support Agreement and Sale Transaction Lender Support Letter, which are attached hereto as Annex L and Annex M, respectively.

MJ ACQUISITION PROMISSORY NOTE

Secured Promissory Note

Concurrently with the Purchase Agreement, Akerna, Akerna Exchange, and MJ Acquisition entered into a secured promissory note, dated April 28, 2023 (the “MJA Note”) whereby Akerna promises to pay to the order of MJ Acquisition or its registered assigns the amount of $1,000,000. The MJA Note bears simple interest at the rate of ten percent (10%) per annum from the date of issuance until repayment of the MJA Note. Interest on the MJA Note will be computed on the basis of a 365-day year and actual days elapsed.

The outstanding principal amount of and all accrued but unpaid interest on the MJA Note will be due and payable on April 28, 2024. The MJA Note, or a portion thereof, may be prepaid by the Company at any time without penalty, upon one (1) business day prior written notice from Akerna to MJ Acquisition, specifying the intended date and amount of repayment. Any payments shall be applied first to accrued interest and then to principal. The MJA Note, including all principal amounts and all accrued and unpaid interest, shall be deemed paid in full upon the consummation of the transactions contemplated under the Purchase Agreement.

Security Agreement

Pursuant to the MJA Note, Akerna’s obligations under the MJA Note are to be secured pursuant to a Security and Pledge Agreement entered by and among Akerna, MJ Acquisition and the other parties thereto dated April 28, 2023 (the “Security Agreement”). The Security Agreement creates a security interest in all of the personal property of Akerna and certain of its subsidiaries of every kind and description, tangible or intangible, whether currently owned and existing or created or acquired in the future (the “Collateral”).

Upon the occurrence of an “Event of Default” under the Security Agreement, the Collateral Agent will have certain rights under the Security Agreement including taking control of the Collateral and, in certain circumstances, selling the Collateral to cover obligations owed to the holders of the MJA Note pursuant to its terms. “Event of Default” under the Security Agreement means (a) Akerna breaches the SPA or any of the Ancillary Documents (as defined in the SPA) and does not cure such breach within ten (10) days after written notice thereof has been given by or on behalf of MJA to Akerna; (b) Akerna files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; (c) an involuntary petition is filed against Akerna (unless such petition is dismissed or discharged within ninety (90) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Akerna; or (d) Akerna is in material breach of any of its representations or covenants in the MJA Note and, in the case of covenants, does not cure such breach within ten (10) days after written notice thereof has been given by or on behalf of MJA to Akerna.

Guaranty

In connection to the MJA Note, certain subsidiaries of Akerna entered into a guaranty agreement with MJ Acquisition on April 28, 2023 (the “Guaranty Agreement”) under which they will guarantee the obligations of the Company under the Security Agreement and the MJA Note.

AKERNA DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE

Independence of Akerna Board

The Akerna Board evaluates the independence of each nominee for election as a director of Akerna in accordance with the Nasdaq Listing Rules. Pursuant to these rules, a majority of the Akerna Board must be “independent directors” within the meaning of the Nasdaq Listing Rules, and all directors who sit on Akerna’s Audit Committee, Nominating Committee and Compensation Committee must also be independent directors.

The Nasdaq definition of “independence” includes a series of objective tests, such as the director or director nominee is not, and was not during the last three years, an employee of the Company and has not received certain payments from, or engaged in various types of business dealings with, the Company. In addition, as further required by the Nasdaq Listing Rules, the Akerna Board has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Akerna Board, would interfere with such individual’s exercise of independent judgment in carrying out his or her responsibilities as a director. In making these determinations, the Board reviewed and discussed information provided by the directors with regard to each director’s business and personal activities as they may relate to Akerna and its management.

As a result, the Akerna Board has affirmatively determined that each of Matthew R. Kane, Tahira Rehmatullah, and Barry Fishman are independent in accordance with the Nasdaq Listing Rules. The Akerna Board has also affirmatively determined that all members of Akerna’s Audit Committee, Nominating Committee and Compensation Committee are independent directors.

Leadership Structure and Role of Akerna Board in Risk Oversight

The Akerna Board currently consists of five directors. The Akerna Board has not appointed a lead independent director. Due to the size of the Board, the independent directors are able to closely monitor the activities of Akerna. In addition, the independent directors are able to meet independently with Akerna’s independent registered public accounting firm without management to discuss the Company’s financial statements and related audits. Therefore, the Akerna Board has determined that a lead independent director is not necessary at this time. To the extent the composition of the Akerna Board changes and/or grows in the future, the Akerna Board may re-evaluate the need for a lead independent director.

Management is responsible for the day-to-day management of risks the Company faces, while the Akerna Board as a whole has ultimate responsibility for the Company’s oversight of risk management. The Akerna Board takes an enterprise-wide approach to risk oversight, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance stockholder value. A fundamental part of risk oversight is not only understanding the risks the Company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the Company. As a critical part of this risk management oversight role, the Akerna Board encourages full and open communication between management and the Akerna Board. The Akerna Board regularly reviews material strategic, operational, financial, compensation and compliance risks with management. In addition, our management team regularly reports to the full Akerna Board regarding their areas of responsibility and a component of these reports is risk within the area of responsibility and the steps management has taken to monitor and control such exposures. Additional review or reporting on risk is conducted as needed or as requested by the Akerna Board.

Meetings of Akerna Board

The Akerna Board met on 23 occasions during the fiscal year ended December 31, 2022. None of the incumbent directors attended fewer than 75% of the board meetings. Akerna Board members are not required to attend the Annual Meeting and no directors, except Ms. Billingsley, attended the 2022 Annual Meeting.

There are three committees of the Akerna Board: the Audit Committee; the Nominating Committee; and the Compensation Committee.

AKERNA EXECUTIVE COMPENSATION

Our named executive officers for the fiscal year ended December 31, 2022 are Jessica Billingsley, our Chief Executive Officer, L. Dean Ditto, our Chief Financial Officer, David McCullough, our Chief Technology Officer and Ray Thompson, our former Chief Operating Officer.

Summary Compensation Table

The following table sets forth all information concerning the compensation earned, for the fiscal years ended December 31, 2022 and 2021, six-month transition period ended December 31, 2020, and for the fiscal year ended June 30, 2020 for services rendered to us by persons who served as our named executive officers at the end of December 31, 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)		All Other Compensation ($)		Total ($)
(a)	(b)	(c)	(d)		(e)		(i)		(j)
Jessica Billingsley	2022	297,916	—		—		6,587	(2)	304,503
Chief Executive Officer	2021	262,500	201,866	(3)	108,200	(4)	11,774	(5)	584,340
	2020TP	125,000	81,625	(6)	125,450	(7)	740	(8)	332,815
	2020	250,000	54,750	(9)	153,474	(10)	21,780	(11)	480,004

Ray Thompson	2022	233,854	—		—		—		233,854
Former Chief Operating Officer	2021	200,000	—		83,200	(12)	—		283,200
	2020TP	100,000	—		94,200	(13)	—		194,200

David McCullough	2022	240,432	—		—		—		240,432
Chief Technology Officer	2021	200,000	60,075	(14)	83,200	(15)	—		343,275
	2020TP	100,000	—		94,200	(16)	—		194,200

L. Dean Ditto(17)	2022	68,750	—		25,000	(18)	49,200	(19)	142,950
Chief Financial Officer

____________

(1)      In November 2022, the Company effected a 20-for-1 reverse stock split (the “Reverse Stock Split”). As a result, all references to stock-based awards issued before the Reverse Stock Split are noted parenthetically and adjusted downward by dividing by 20 in order to maintain the ratio of one unit/restricted share/share being equivalent to one share on Common Stock.

(2)      In addition to cash and stock awards, Ms. Billingsley may redeem loyalty awards generated by corporate purchases made on certain credit cards for her personal use. During the year ended 2022, Ms. Billingsley redeemed $6,587 in loyalty awards for her personal use.

(3)      Pursuant to Ms. Billingsley’s employment agreement with Akerna, she is eligible for a bonus that is determined by the Board on the basis of fulfillment of the objective performance criteria established in its discretion. For the year ended 2021, the bonus was determined based Akerna’s relative performance against budgeted targets, as further described below. The Board evaluated the achievement of these targets and Ms. Billingsley’s 2021 fiscal year bonus amount was $201,866.

(4)      During the year ended 2021, Ms. Billingsley was awarded 20,000 restricted stock units (1,000 after the Reverse Stock Split) with a grant date fair value of $83,200. These awards vest 25% annually on December 1 with the final vesting occurring on December 1, 2024. As compensation for the 2021 fiscal year, Ms. Billingsley was also awarded a discretionary bonus of 22,322 restricted shares (1,117 after the Reverse Stock Split) with a grant date fair value of $25,000. These shares fully vested on April 12, 2022.

(5)      In addition to cash and stock awards, Ms. Billingsley may redeem loyalty awards generated by corporate purchases made on certain credit cards for her personal use. During the year ended 2022, Ms. Billingsley redeemed $11,774 in loyalty awards for her personal use.

(6)      Pursuant to Ms. Billingsley’s employment agreement with Akerna, she is eligible for a bonus that is determined by the Board on the basis of fulfillment of the objective performance criteria established in its discretion. For the transition period 2020, the transition period bonus was determined based Akerna’s relative performance against budgeted targets, as further described below. The Board evaluated the achievement of these targets and Ms. Billingsley’s transition period 2020 bonus amount was $81,625.

(7)      During the transition period 2020, Ms. Billingsley was awarded 20,000 restricted stock units (1,000 after the Reverse Stock Split) with a grant date fair value of $94,200. These awards vest 25% annually on July 1 with the final vesting occurring on July 1, 2024. As compensation for the 2020 transition period, Ms. Billingsley was also awarded a discretionary bonus of 7,548 restricted shares (375 after the Reverse Stock Split) with a grant date fair value of $31,250. These shares fully vested on April 26, 2021.

(8)      In addition to cash and stock awards, Ms. Billingsley may redeem loyalty awards generated by corporate purchases made on certain credit cards for her personal use. During the year ended 2022, Ms. Billingsley redeemed $740 in loyalty awards for her personal use.

(9)      Pursuant to Ms. Billingsley’s employment agreement with Akerna, she is eligible for an annual bonus that is determined by the Board on the basis of fulfillment of the objective performance criteria established in its discretion. For the 2020 fiscal year, the annual bonus was determined based Akerna’s relative performance against budgeted targets, as further described below. The Board evaluated the achievement of these targets and Ms. Billingsley’s 2020 annual bonus amount was $54,750.

(10)    During 2020, Ms. Billingsley was awarded 10,000 restricted stock units (500 after the Reverse Stock Split) with a grant date fair value of $57,900. These awards vest 25% annually on July 1 with the final vesting occurring on July 1, 2023. Ms. Billingsley was awarded share-based compensation that was conditioned upon the price of a share of our Common Stock achieving a specified total return as of June 30, 2020. This award had a grant date fair value of $12,465. The total return target was not achieved, as such no shares will be issued pursuant to this award. Ms. Billingsley was also awarded a share based annual bonus award of 19,694 shares of Common Stock (985 after the Reverse Stock Split). This award had a grant date fair value of $83,109.

(11)    In addition to cash and stock awards, Ms. Billingsley may redeem loyalty awards generated by corporate purchases made on certain credit cards for her personal use. During the year ended 2022, Ms. Billingsley redeemed $21,780 in loyalty awards for her personal use.

(12)    During the year ended 2021, Mr. Thompson was awarded 20,000 restricted stock units (1,000 after the Reverse Stock Split) with a grant date fair value of $83,200. These awards vest 25% annually on December 1 with the final vesting occurring on December 1, 2024.

(13)    During the transition period 2020, Mr. Thompson was awarded 20,000 restricted stock units (1,000 after the Reverse Stock Split) with a grant date fair value of $94,200. These awards vest 25% annually on July 1 with the final vesting occurring on July 1, 2024.

(14)    During the year ended 2021, Mr. McCullough was awarded a discretionary cash bonus of $60,075.

(15)    During the year ended 2021, Mr. McCullough was awarded 20,000 restricted stock units (1,000 after the Reverse Stock Split) with a grant date fair value of $83,200. These awards vest 25% annually on December 1 with the final vesting occurring on December 1, 2024.

(16)    During the transition period 2020, Mr. McCullough was awarded 20,000 restricted stock units (1,000 after the Reverse Stock Split) with a grant date fair value of $94,200. These awards vest 25% annually on July 1 with the final vesting occurring on July 1, 2024.

(17)    On July 25, 2022, Mr. Ditto was appointed as the Company’s Chief Financial Officer. Mr. Ditto was previously appointed as the Company’s Interim Chief Financial Officer on May 11, 2022, effective May 17, 2022.

(18)    On July 25, Mr. Ditto was awarded a discretionary bonus of 134,013 restricted shares (6,701 after the Reverse Stock Split) with a grant date fair value of $25,000. These shares fully vested on the grant date.

(19)    In the period during which Mr. Ditto was serving as the Company’s Interim Chief Financial Officer, he was compensated as a consultant for $49,200.

Employment Agreements with Named Executive Officers

Jessica Billingsley

In connection with the consummation of the mergers on June 17, 2019, Ms. Billingsley and Akerna entered into an employment agreement, dated June 17, 2019 (the “Billingsley Employment Agreement”). Under the terms of the Billingsley Employment Agreement, Ms. Billingsley serves at the Chief Executive Officer of Akerna at will, and must devote substantially all of her working time, skill and attention to her position and to the business and interests of Akerna (except for customary exclusions).

Akerna pays Ms. Billingsley an annual base salary in the amount of $250,000. The base salary is subject to (1) review at least annually by the Board for increase, but not decrease, and (2) automatic increase by an amount equal to $50,000 from its then current level on the date upon which Akerna’s aggregate, gross consolidated trailing twelve month (TTM) revenue equals the product of (x) two multiplied by (y) Akerna’s TTM revenue as of the Closing. Effective October 1, 2021, Ms. Billingsley’s annual base salary was increased to $300,000. Within ten days of the consummation of the Merger Agreement, Akerna paid Ms. Billingsley a completion award in a single lump sum of $95,000.

Ms. Billingsley will be eligible for an annual bonus (the “Annual Bonus”) with respect to each fiscal year ending during her employment. Her target annual cash bonus shall be in the amount of one hundred percent (100%) of her base salary (the “Target Bonus”) with the opportunity to earn greater than the Target Bonus upon achievement of above target performance. The amount of the Annual Bonus shall be determined by the Board on the basis of fulfillment of the objective performance criteria established in its reasonable discretion. The performance criteria for any particular fiscal year shall be set no later than ninety days after the commencement of the relevant fiscal year. For the 2021 fiscal year, the Annual Bonus shall be determined based upon four (4) budget components (B2B Software Revenue, B2G Software Revenue, Services Revenue and Adjusted EBITDA) and NPS Scores With regards to the budget components, each scales linearly between achieving 75% to 100%, and greater than 100% with respect to the B2B Software Revenue, B2G Software Revenue, and Adjusted EBITDA target budget components respectively, of the applicable fiscal year’s budget for each such component (with 50% of the Target Bonus payable upon achievement of 75% of budget, 100% of the Target Bonus payable upon achievement of budget (and, with respect to the B2B Software Revenue, B2G Software Revenue, and Adjusted EBITDA budget components, with 200% of each weighted portion of the Target Bonus payable upon achievement of 125% of the corresponding component of budget, with linear interpolation between points. Accelerator to be paid at the discretion of the Board of Directors in cash, stock, or both. For the transition period 2020 and the 2020 fiscal year, the Annual Bonus was determined based upon the following four (4) budget components, each of which scales linearly between achieving 75% to 100%, and greater than 100% with respect to the Platform Recurring Revenue (as defined in Billingsley Employment Agreement) and Government Recurring Revenue (as defined in Billingsley Employment Agreement) budget components respectively, of the applicable fiscal year’s budget for each such component (with 50% of the Target Bonus payable upon achievement of 75% of budget, 100% of the Target Bonus payable upon achievement of budget (and, with respect to the Platform Recurring Revenue and Government Recurring Revenue budget components, with 200% of each weighted portion of the Target Bonus payable upon achievement of 125% of the corresponding component of budget, with linear interpolation between points)). During the fiscal year ended June 30, 2020, due to achieving targets Ms. Billingsley received a bonus of $54,750 and she received a discretionary share bonus of $90,000 worth of the Company’s shares of Common Stock based on the 10-day volume weighted average price as of the date of the award, which resulted in the issuance of 19,694 shares of Common Stock with a grant date fair value of $83,109. During the transition period ended December 31, 2020, due to achieving targets Ms. Billingsley received a bonus of $81,625.

Ms. Billingsley is entitled to participate in annual equity awards and employee benefits. She is indemnified by Akerna to for any and all expenses (including advancement and payment of attorneys’ fees) and losses arising out of or relating to any of her actual or alleged acts, omissions, negligence or active or passive wrongdoing, including, the advancement of expenses she incurs. The foregoing indemnification is in addition to the indemnification provided to her by Akerna pursuant to her Indemnification Agreement.

In the event of Ms. Billingsley’s termination for cause or without good reason, Akerna will be obligated to pay any accrued but unpaid base salary and any annual bonus earned and awarded for the fiscal year prior to that in which the termination occurs. In the event of Ms. Billingsley’s termination without cause or with good reason, Akerna will be obligated to pay any accrued but unpaid base salary, any annual bonus earned and awarded for the fiscal year prior to that in which the termination occurs, a cash severance payment equal to her base salary, pro-rated annual bonus for the fiscal year in which the termination occurs through the date of termination, and twelve months of health benefits.

The Billingsley Employment Agreement also contains noncompetition and non-solicitation provisions that apply through her employment and for a term of one year thereafter, and which are in addition to the noncompetition and non-solicitation provisions prescribed under a certain Non-Competition Agreement between Ms. Billingsley and Akerna. The Billingsley Employment Agreement also contains a non-disparagement provision that apply through her employment and for a term of two years thereafter.

L. Dean Ditto

Mr. Ditto entered into a letter agreement with Akerna on August 18, 2022 (the “Ditto Letter Agreement”). Mr. Ditto serves as the Chief Financial Officer of Akerna on an at-will-basis. Pursuant to the Ditto Letter Agreement, Mr. Ditto’s initial compensation package includes an annual base salary of $250,000, subject to all legal withholdings and deductions. Mr. Ditto will also immediately vest with $25,000 in Restricted Stock Units, which are subject to the terms of consulting agreement he previously executed.

Prior to Mr. Ditto’s appointment as Chief Financial Officer, the Company and Mr. Ditto entered into a consultant agreement dated April 21, 2022 (the “Ditto Consulting Agreement”). Pursuant to the Ditto Consulting Agreement, Mr. Ditto had agreed to perform certain financial and accounting related services and the Company granted Mr. Ditto restricted stock units that are valued at $25,000 that immediately vested upon the grant.

Subject to Mr. Ditto’s continued employment with Akerna through the occurrence of the first closing of a sale transaction of the majority of MJ Freeway at a reasonable and acceptable sale transactional valuation amount as determined by and at the sole discretion of the Akerna Board of Directors or a change in control (as defined in the Ditto Letter Agreement), Akerna will be obligated to pay Mr. Ditto a lump sum of $125,000 in one installment, within 60 days of the change in control event, subject to the requirements described in the Ditto Letter Agreement and less applicable payroll taxes and deductions.

Ray Thompson

On October 19, 2018, Mr. Thompson entered into a letter agreement with Akerna’s wholly owned subsidiary MJ Freeway LLC. Mr. Thompson served as the President and Chief Operating Officer of Akerna at will. Akerna paid Mr. Thompson an annual base salary of $200,000 in 2021. As part of his appointment as the Company’s President under the Company’s 2022 executive compensation structure, Mr. Thompson received an annual base salary of $275,000 and Mr. Thompson’s performance target annual cash bonus shall be 25% of his base salary. At the Board’s discretion, Mr. Thompson may be eligible for a bonus. Upon a change of control transaction, Mr. Thompson’s unvested restricted stock units or any other equity interests that he may be granted, will immediately vest. If Mr. Thompson’s employment is terminated by Akerna without cause or by him with good reason, he is entitled to his base salary through the date of termination.

Akerna entered into an Employee Covenant Agreement with Mr. Thompson, which obligates Mr. Thompson from disclosing any confidential information, including without limitation, trade secrets. The agreement also prohibits Mr. Thompson during the term of his employment and for a period of two years after his employment from soliciting any customer, client, employee, supplier or vendor of Akerna, and rendering any services or giving advice to any competitor or affiliate of a competitor. The agreement also requires Mr. Thompson to return all Akerna property and disclose all work product to Akerna.

On May 16, 2022, Akerna and Mr. Thompson agreed to a transition, effective immediately, by which Mr. Thompson will move from his current role as President and Chief Operating Officer to Special Advisor to the Chief Executive Officer. In that role, Mr. Thompson will continue to assist the Chief Executive Officer with certain of the day-to-day operations of the Company and advise the Company on various aspects of corporate strategy.

David McCullough

Mr. McCullough does not have a formal letter agreement with Akerna in relation to his employment as the Chief Technology Officer. Akerna paid Mr. McCullough an annual base salary of $200,000 for 2021. Under the Company’s 2022 executive compensation structure, Mr. McCullough will receive a base salary of $250,000 and Mr. McCullough’s performance target annual cash bonus shall be 25% of his base salary. At the Board’s discretion, Mr. McCullough may be eligible for a bonus. Upon a change of control transaction, Mr. McCullough’s unvested restricted stock units or any other equity interests that he may be granted, will immediately vest. If Mr. McCullough’s employment is terminated by Akerna without cause or by him with good reason, he is entitled to his base salary through the date of termination.

Akerna entered into an Employee Covenant Agreement with Mr. McCullough, which obligates Mr. McCullough from disclosing any confidential information, including without limitation, trade secrets. The agreement also prohibits Mr. McCullough during the term of his employment and for a period of two years after his employment from soliciting any customer, client, employee, supplier or vendor of Akerna, and rendering any services or giving advice to any competitor or affiliate of a competitor. The agreement also requires Mr. McCullough to return all Akerna property and disclose all work product to Akerna.

Potential Payments upon Termination or Change in Control

As described above under “Employment Agreements with Named Executive Officers,” the Company has entered into employment agreements with each of the named executive officers that provide for certain severance payments and benefits in the event the named executive officer’s employment with the Company is terminated under certain circumstances.

In addition, upon a Change in Control of the Company, unvested equity awards held by an executive officer will be accelerated as follows: (i) outstanding stock options and other awards in the nature of rights that may be exercised shall become fully vested and exercisable, (ii) time-based restrictions on restricted stock, restricted stock units and other equity awards shall lapse and the awards shall become fully vested, and (iii) performance-based equity awards, if any, shall become vested and shall be deemed earned based on an assumed achievement of all relevant performance goals at “target” levels, and shall payout pro rata to reflect the portion of the performance period that had elapsed prior to the Change in Control.

The table below shows the estimated value of benefits to each of the named executive officers if their employment had been terminated under various circumstances as of May 1, 2023. The amounts shown in the table exclude accrued but unpaid base salary, unreimbursed employment-related expenses, accrued but unpaid vacation pay, and the value of equity awards that were vested by their terms as of May 1, 2023.

	Involuntary Termination Without a Change in Control ($)	Involuntary Termination in Connection with a Change in Control ($)	Death ($)	Disability ($)	Termination for Cause; Voluntary Resignation ($)
Jessica Billingsley
Cash severance(1)	$300,000	$300,000
Bonus(2)	—	$300,000
Health benefits(3)	$2,400	$2,400
Value of equity acceleration(4)	$934	$934
Total	$303,334	$603,334

L. Dean Ditto
Cash severance(1)	$83,333	$83,333
Bonus(2)	—	$125,000
Health benefits(3)	$2,400	$2,400
Value of equity acceleration(4)
Total	$85,733	$210,733

____________

(1)      Reflects severance payment equal to one times base salary payable in equal monthly installments for 12 months for Ms. Billingsley and one third of base salary for Mr. Ditto.

(2)      Reflects change in control success bonuses equal to one times base salary for Ms. Billingsley and one half of base salary for Mr. Ditto.

(3)      Reflects the Company’s estimated cost of continued health coverage at active employee rates for three months.

(4)      Reflects the value of unvested in-the-money stock options and restricted stock units, or RSUs, that vest upon the designated event.

Outstanding Equity Awards at 2022 Fiscal Year-End

A summary of the number and the value of the outstanding equity awards as of December 31, 2022 held by the named executive officers is set out in the table below.

Stock Awards(1)
Name	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jessica Billingsley	—		—	125	(2)	86
Chief Executive Officer	—		—	500	(3)	345
	—		—	500	(4)	345
Ray Thompson	334	(5)	230	125	(2)	86
Chief Operating Officer	—		—	334	(6)	230
	—		—	313	(7)	216
	—		—	500	(3)	345
	—		—	500	(4)	345
David McCullough	—		—	100	(8)	69
Chief Technology Officer	—		—	500	(3)	345
	—		—	500	(4)	345

There were no options granted in the fiscal year ended December 31, 2022.

____________

(1)      Each RSU represents a contingent right to receive one share of Common Stock of the Company.

(2)      Represents 125 RSUs which vest on July 1, 2023.

(3)      Represents 500 RSUs, which vest as follows: 250 units shall vest on July 1, 2023, and 250 units shall vest on July 1, 2024.

(4)      Represents 500 RSUs, which vest as follows: 250 units shall vest on December 1, 2023, and 250 units shall vest on December 1, 2024.

(5)      Represents 334 shares of restricted stock which vest on January 1, 2023.

(6)      Represents 334 RSUs which vest on January 1, 2023.

(7)      Represents 313 RSUs which vest on January 1, 2023.

(8)      Represents 100 RSUs which vest on July 1, 2023.

Pension Benefits

None of our employees participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. Our Compensation Committee may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our company’s best interest.

Non-qualified Deferred Compensation

None of our employees participate in or have account balances in non-qualified defined contribution plans or other non-qualified deferred compensation plans maintained by us. Our Compensation Committee may elect to provide our officers and other employees with non-qualified defined contribution or other non-qualified compensation benefits in the future if it determines that doing so is in our company’s best interest.

Director Compensation

The following table sets forth the compensation granted to our directors who are not also executive officers during the fiscal year ended December 31, 2022. Compensation to directors that are also executive officers is detailed above and is not included on this table.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option award ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Barry Fishman	49,467	21,750	—	—	—	—	71,217
Matthew Kane	49,467	21,750	—	—	—	—	71,217
Tahira Rehmatullah	49,467	21,750	—	—	—	—	71,217
Scott Sozio(1)	161,458	—	—	—	—	—	161,458

____________

(1)      Mr. Sozio receives compensation pursuant to his role as Head of Corporate Development and is not compensated independently as a director.

Narrative Disclosure to Director Compensation Table

Compensation granted to our directors who are not also executive officers or employees during the fiscal year ended December 31, 2022 included $71,217 paid $49,467 in cash and $21,750 in stock. Each independent director receives $5,000 per year per committee to be paid in cash for participation on each of the audit, compensation and corporate governance and nominating committees. Additionally, the Compensation Committee approved a one-time payment to the current independent directors of $20,000 per director as compensation for service on the Board’s special committees since the beginning of the fiscal year. Amounts earned in cash are paid quarterly. Stock awards vest quarterly over the fiscal year.

Compensation Policies and Practices and Risk Management

The Compensation Committee has reviewed the design and operation of Akerna’s compensation policies and practices for all employees, including executives, as they relate to risk management practices and risk-taking incentives. The Compensation Committee believes that Akerna’s compensation policies and practices do not encourage unnecessary or excessive risk taking and that any risks arising from Akerna’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on Akerna.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee has ever been an officer or employee of Akerna. None of Akerna’s executive officers serve, or have served during the last fiscal year, as a member of the Board, compensation committee, or other board committee performing equivalent functions of any other entity that has one or more executive officers serving as one of Akerna’s directors or on the Compensation Committee.

Gryphon’S EXECUTIVE AND DIRECTOR COMPENSATION

The following tables and accompanying narrative set forth information about the 2021 and 2022 compensation provided to Gryphon’s principal executive officer and Chief Technical Officer, both of whom will serve as an executive officer of Akerna following the closing of the Merger. These individuals, who are referred to in this section as “named executive officers,” and their positions were as follows:

•        Rob Chang:    Chief Executive Officer

•        Chris Ensey:    Chief Technical Advisor

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the closing of the Merger may differ materially from the currently planned programs summarized in this discussion.

The Gryphon Board, with input from Gryphon’s Chief Executive Officer, has historically determined the compensation for Gryphon’s named executive officers. The Gryphon Board has designed, and intends to modify as necessary, its compensation and benefits programs to attract, retain, incentivize and reward talented and qualified executives who share its philosophy and desire to work towards achieving Gryphon’s goals. Gryphon believes its compensation programs should promote Gryphon’s success and align executive incentives with the long-term interests of its stockholders. Gryphon’s current compensation programs reflect its startup origins and consist primarily of salary, annual bonus eligibility and equity awards. As Gryphon’s needs evolve, it intends to continue to evaluate its philosophy and compensation programs as circumstances require.

2022 Summary Compensation Table

The following table sets forth information concerning the compensation of the named executive officers for the years ended December 31, 2021 and December 31, 2022:

Name and Principal Position	Year	Salary(1)	Bonus	Stock Awards(2)	Total Compensation
Rob Chang	2022	$230,640	$—	$—	$230,640
Chief Executive Officer	2021	206,822	76,680	4,540,420	4,823,922
Chris Ensey	2022	—	—	—	—
Chief Technical Officer	2021	—	—	6,206,451	6,206,451

____________

(1)      The amounts for Mr. Chang’s salary and bonus in the table were converted from Canadian dollars to United States dollars using an average exchange rate over 2022 of 1 CAD for .7688 USD.

(2)      The amounts reported in this column reflect the aggregate grant date fair value of shares granted to the applicable named executive officer as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC Topic 718”). These amounts do not necessarily correspond to the actual value recognized by the applicable named executive officer. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in Note 1 to Gryphon’s consolidated financial statements included elsewhere in this proxy statement/prospectus. See the narrative below for more information on the stock awards in this column.

Narrative Disclosure to Summary Compensation Table

For 2022, the compensation program for Gryphon’s named executive officers consisted of base salary and vesting of unvested stock.

Base Salary

The base salary for each named executive officer is set at a level that is commensurate with the executive’s duties and authorities, contributions, prior experience and sustained performance.

2021 Cash Bonus

As described below, the Consulting Agreement with Mr. Chang provides for an annual cash incentive opportunity with a target equal to 100% of Chang Advisory’s base fee for such year. For 2021, Mr. Chang earned an annual bonus equal to CAD $100,000 based on a review of Gryphon’s performance, as well as the performance of Mr. Chang. Gryphon anticipates implementing a formal annual bonus program for its executive officers following the closing of the Merger.

Consulting Agreement with Chang Advisory, Inc.

Mr. Chang serves as Gryphon’s Chief Executive Officer pursuant to a Consulting Agreement between Gryphon and Chang Advisory, Inc. (“Chang Advisory”), effective January 14, 2021. Mr. Chang is the sole owner of Chang Advisory. Under the agreement, Chang Advisory’s base fee was initially CAD $175,000 per year. The agreement provided that the base fee would increase to CAD $300,000 per year upon the closing of either: (i) an equity financing totaling at least CAD $5 million or (ii) a debt and equity financing totaling at least CAD $10 million. This condition was met in March 2021 and, accordingly, the base fee is currently CAD $300,000 per year. Under the agreement, Chang Advisory’s base fee for any year may not be reduced without the written consent of both Chang Advisory and Gryphon, and Chang Advisory is entitled to an annual cash incentive opportunity with a target equal to 100% of Chang Advisory’s base fee for such year. The agreement further provides that Gryphon will pay to Chang Advisory harmonized sales tax on any invoice or other compensation paid to Chang Advisory in the event that Gryphon’s head office becomes located in Canada or in the event that any law or governmental authority requires that such tax be remitted by Chang Advisory in respect of any such compensation.

On the effective date of the agreement, Chang Advisory became entitled to purchase, for USD $0.004 per share, 15.2% of the outstanding shares of common stock of Gryphon as of such date. In the event that Chang Advisory’s engagement with Gryphon terminates by reason of Chang Advisory’s resignation or by reason of a material breach by Chang Advisory of the agreement, or for cause (as defined below), prior to the one-year anniversary of the effective date of the agreement, Gryphon or any other affiliate of Gryphon had the right (but not the obligation) to repurchase (i) 75% of the such shares if such termination occurred within six months of the effective date of the agreement; and (ii) 50% of such shares if such termination occurred after six months and within one year of such effective date, in each case for a price of USD $0.004 per share. Such repurchase right expired on the one-year anniversary of the effective date of the agreement.

In the event that Chang Advisory’s engagement is terminated by Gryphon without cause, is terminated by Chang Advisory for good reason, or in the event that there is a change in control (as defined in the agreement), all unvested equity awards held by Chang Advisory will accelerate vesting and, with respect to any stock options, such options will remain fully exercisable until their original expiry date. In the event of Chang Advisory’s termination for cause or voluntary resignation, all equity awards granted to Chang Advisory that are outstanding on the date of such termination or resignation will continue to vest on the original schedule and any stock options will remain exercisable until the earlier of (i) the expiration date set forth in the applicable stock option agreement; or (ii) the expiration of 6 months measured from the date of such termination or resignation.

The agreement also provides that Chang Advisory will be entitled to receive reimbursement from Gryphon for all reasonable business expenses, and Mr. Chang and his partner and dependents will be eligible to participate in the benefit plans that are available to the executive officers of Gryphon. Under the agreement, Gryphon will indemnify Chang Advisory and Mr. Chang to the fullest extent permitted by law against all costs, charges, awards, legal fees and expenses which Chang Advisory and/or Mr. Chang is/are involved because of its/his/their association with Gryphon, and Gryphon will at all times maintain a Directors and Officers Insurance Policy under which Chang Advisory and Mr. Chang will be insured.

Upon termination of engagement due to the death or disability (as defined in the agreement) of Chang Advisory, Chang Advisory will be entitled to receive: (i) any unpaid annual bonus for the year immediately prior to the year of such termination (in an amount equal to the greater of the bonus percentage accrued by Gryphon or Chang Advisory’s target annual bonus) and (ii) a pro-rated share of Chang Advisory’s target annual bonus for the year of such termination (in an amount equal to the bonus percentage accrued by Gryphon through the last closed accounting month prior to such termination but with such bonus percentage being deemed to be fully accrued if Gryphon is at least on target to attain the appropriate financial targets for such year). In addition, in the case of termination due to disability, Gryphon will continue Chang Advisory’s and/or Mr. Chang’s participation in the benefit plans for so long as he remains disabled as defined under those plans.

Under the agreement, should Gryphon terminate Chang Advisory’s engagement (other than for cause or as a result of Chang Advisory’s death or disability), or in the event Chang Advisory resigns for good reason, or in the event of a termination of Chang Advisory’s engagement whether by Chang Advisory or by Gryphon for any reason other than cause within 6 months of a change in control, then Gryphon will pay to Chang Advisory (i) a termination fee equal to the annual fee; (ii) bonus for any prior year that has been earned but is unpaid (in an amount equal to the greater of the bonus percentage accrued by Gryphon or Chang Advisory’s target annual bonus); and (iii) a pro-rated share of Chang Advisory’s target annual bonus for the year of such termination (in an amount equal to the bonus percentage accrued by Gryphon through the last closed accounting month prior such termination but with such bonus percentage being deemed to be fully accrued if Gryphon is at least on target to attain the appropriate financial targets for such year).

For purposes of the agreement, “cause ” means that Chang Advisory or Mr. Chang has engaged in any one of the following: (i) intentional misconduct involving Gryphon or its assets, including, without limitation, material misappropriation of Gryphon’s funds or property; (ii) reckless or willful misconduct in the performance of Chang Advisory’s duties in the event such conduct continues after Gryphon has provided 30 days written notice to Chang Advisory and a reasonable opportunity to cure such misconduct; (iii) conviction of, or plea of nolo contendere to, any felony or misdemeanor involving dishonesty or fraud; (iv) the material violation of any of Gryphon’s policies, including without limitation, Gryphon’s policies on equal engagement opportunity and the prohibition against unlawful harassment; (v) the material breach of any provision of the agreement after 30 days written notice to Chang Advisory of such breach and a reasonable opportunity to cure such breach; or (vi) any other misconduct that has a material adverse effect on the business or reputation of Gryphon after 30 days written notice to Chang Advisory of such breach and a reasonable opportunity to cure the adverse effects of such misconduct.

Consulting Agreement with 21ChainsLLC/Mr. Ensey

Gryphon, on the one hand, and 21Chains, LLC and Christopher Ensey, on the other hand (together, “Consultant”), were parties to a Consulting Agreement, effective October 1, 2021, pursuant to which Mr. Ensey served as Chief Technology Advisor to Gryphon. The agreement expired by its terms on December 30, 2022. In consideration for the services rendered by Consultant under the agreement, Gryphon issued Consultant 199,309 unvested shares of its common stock, all of which had fully vested as of June 30, 2022. In the event Gryphon effects an IPO through a merger with another public company, Consultant will be entitled to receive shares of common stock in the public company target in exchange for the shares granted under the agreement. In addition, the agreement required Gryphon to reimburse Consultant for all reasonable out-of-pocket expenses incurred by Consultant in connection with the agreement, subject to certain pre-approval requirements. During the term of the agreement and for a period of one year thereafter, Consultant may not interfere with Gryphon’s relationship with, or endeavor to entice away from Gryphon, any person who, on the date of the expiration of such term, and/or at any time during the one-year period prior to such expiration, was an employee or customer of Gryphon or otherwise had a material business relationship with Gryphon. Under the agreement, Gryphon agreed to indemnify Consultant to the fullest extent permitted by law, from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses, disbursements and liabilities of any kind or nature whatsoever in a dispute caused by, relating to, based upon, arising out of or in connection with Consultant’s services to Gryphon. Such indemnification will not apply if the dispute resulted from the gross negligence or willful misconduct of Consultant.

Outstanding Equity Awards at 2022 Fiscal Year-End

Neither named executive officer held outstanding equity awards as of December 31, 2022.

Post-Closing of the Merger Executive Compensation

Following the closing of the Merger, the board of directors of the combined company is expected to develop an executive compensation program that is designed to align compensation with Gryphon’s business objectives and the creation of stockholder value, while enabling Gryphon to attract, retain, incentivize and reward individuals who contribute to the long-term success of the combined company. Decisions regarding the executive compensation program will be made by the compensation committee of the board of directors of the combined company. This section describes the plans and arrangements the board of directors of the combined company is expected to maintain following the closing of the Merger, for the benefit of employees, including the named executive officers.

2023 Omnibus Incentive Plan

In connection with the closing of the Merger, the Akerna Board will adopt the 2023 Omnibus Incentive Plan, subject to the approval of Akerna’s stockholders described herein, in order to facilitate the grant of equity awards to attract, retain and incentivize employees (including the named executive officers), independent contractors and directors of Gryphon and its affiliates, which is essential to Gryphon’s long-term success. The 2023 Omnibus Incentive Plan is intended to replace Akerna’s 2019 Long Term Incentive Plan. The combined company’s board of directors is expected to terminate Akerna’s 2019 Long Term Incentive Plan, effective as of and contingent upon the closing of the Merger. We anticipate that, following the closing of the Merger, no additional equity awards will be granted under Akerna’s 2019 Long Term Incentive Plan. For additional information about the 2023 Omnibus Incentive Plan, please see Proposal No. 6.

Benefits and Perquisites

Following the closing of the Merger, the combined company is expected to provide benefits to its named executive officers, including medical, dental, vision, life and AD&D, and short- and long-term disability insurance, flexible spending accounts, vacation, paid holidays, and participation in a 401(k) plan.

Compensation of Directors

The following table and accompanying narrative set forth information about the 2021 and 2022 compensation provided to certain of members of the Gryphon Board and the Akerna Board, all of whom will serve as a member of the board of directors of the combined company following the closing of the Merger. These individuals are as follows:

•        Rob Chang (current member of the Gryphon Board)

•        Brittany Kaiser (current member of the Gryphon Board)

•        Jessica Billingsley (Chief Executive Officer of Akerna and Chairperson of the Akerna Board)

Rob Chang is a Gryphon named executive officer who also served on the Gryphon Board of directors during 2022. The 2022 compensation information for Mr. Chang is presented in the Summary Compensation Table above and he was not entitled to any additional compensation for his service on the Gryphon Board during 2022. Jessica Billingsley is Chairperson of the Akerna Board and Akerna’s Chief Executive Officer.

Name	Fees Earned ($)	Stock Awards ($)	Total ($)
Rob Chang	—	—	—
Brittany Kaiser	200,000	—	200,000

____________

(1)      At the end of 2022, Ms. Billingsley held no unvested equity awards.

Historically, Gryphon has not had a formal compensation policy for Gryphon’s non-employee directors, and has instead entered into Director Agreements with its directors.

Director Agreement with Ms. Kaiser

Ms. Kaiser and Gryphon entered into a Director Agreement on May 12, 2021, pursuant to which she agreed to serve Gryphon as a member of the Gryphon Board upon the terms and conditions set forth in Director Agreement, subject to any necessary approval by Gryphon’s stockholders after an initial one-year term on the Gryphon Board. The Director Agreement requires Ms. Kaiser to use her best efforts to promote the interests of Gryphon and to dedicate a minimum of 20 hours per week to Gryphon. Under the Director Agreement, Ms. Kaiser is entitled to a base fee of $200,000 per year, which may not be reduced without the written consent of Ms. Kaiser. During the term of Director Agreement, Gryphon will reimburse Ms. Kaiser for all reasonable out-of-pocket expenses incurred by Ms. Kaiser, subject to certain pre-approval requirements. In connection with the entry into the Director Agreement, Achayot Partners LLC received 700,000 shares of Gryphon’s common stock. Ms. Kaiser is the CEO and 50% owner of Achayot Partners LLC with Natalie Kaiser, the other 50% owner of Achayot Partners LLC. The term of the Director Agreement is the period commencing on the May 12, 2021 and terminating upon the earliest of (a) May 12, 2024; (b) the death of Ms. Kaiser; (c) the termination of Ms. Kaiser from her membership on the Gryphon Board by the mutual agreement of Gryphon and Ms. Kaiser; (d) the removal of Ms. Kaiser from the Gryphon Board by the majority stockholders of Gryphon or the stockholder who appointed Ms. Kaiser, as applicable; and (e) the resignation by Ms. Kaiser from the Gryphon Board. During her service as a member of the Gryphon Board and for a period of one year thereafter, Ms. Kaiser will not interfere with Gryphon’s relationship with, or endeavor to entice away from Gryphon, any person who, on the date of the termination of Ms. Kaiser’s service as a member of the Gryphon Board and/or at any time during the one year period prior to the termination of such service, was an employee or customer of Gryphon or otherwise had a material business relationship with Gryphon. Ms. Kaiser is also subject to a customary non-competition covenant in favor of Gryphon during her service as a member of the Gryphon Board and for a period of six months thereafter. Under the Director Agreement, Gryphon will indemnify Ms. Kaiser for her activities as a member of the Gryphon Board to the fullest extent permitted under applicable law and will use its best efforts to maintain Directors and Officers Insurance benefitting the Gryphon Board.

In connection with the closing of the Merger, the board of directors of the combined company is expected to adopt a new non-employee director compensation policy. The new policy will be designed to attract and retain high quality non-employee directors by providing competitive compensation and to align their interests with the interests of the combined company’s stockholders through equity awards.

MATTERS BEING SUBMITTED TO A VOTE OF AKERNA STOCKHOLDERS

PROPOSAL NO. 1: MERGER

APPROVAL OF THE ISSUANCE OF COMMON STOCK IN THE MERGER AND THE CHANGE OF CONTROL RESULTING FROM THE MERGER

At the Akerna special meeting, Akerna stockholders will be asked to approve the issuance of Akerna Common Stock in the Merger. Immediately following the Merger, it is expected that the former Gryphon stockholders will own approximately 92.5% of the equity interests of the combined company on a fully diluted basis and the Akerna stockholders as of immediately prior to the Merger will own approximately 7.5% of the equity interests of the combined company on a fully diluted basis.

The terms of, reasons for, and other aspects of the Merger Agreement, the Merger and the issuance of Akerna Common Stock in the Merger are described in detail in the other sections in this proxy statement / prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement / prospectus.

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The issuance of the shares of Akerna Common Stock in the Merger exceeds the 20% threshold under the Nasdaq Listing Rules and is expected to represent approximately 92.5% of the outstanding equity interests of the combined company on a fully diluted basis following the Merger. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Akerna must obtain the approval of Akerna stockholders for the issuance of these shares of Akerna Common Stock in the Merger.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. Nasdaq has determined that the Merger constitutes a “change of control” of Akerna. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Akerna must obtain the approval of Akerna stockholders of the change of control resulting from the Merger.

Required Vote

The affirmative vote of a majority of the votes properly cast at the Akerna special meeting, whether present at the special meeting or represented by proxy at the special meeting, is required for approval the issuance of Akerna Common Stock in the Merger and the change of control of Akerna resulting from the Merger.

AKERNA BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THIS MERGER PROPOSAL TO APPROVE THE ISSUANCE OF AKERNA COMMON STOCK IN THE MERGER AND THE CHANGE OF CONTROL OF AKERNA RESULTING FROM THE MERGER.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the issuance of Akerna Common Stock in the Merger and the change of control of Akerna resulting from the Merger.

PROPOSAL NO. 2: SALE TRANSACTION

APPROVAL OF THE SALE TRANSACTION

At the Akerna special meeting, Akerna stockholders will be asked to approve sale of the Membership Interests of MJ Freeway and Capital Stock of Ample to MJ Acquisition pursuant to the terms of the Purchase Agreement and the transactions contemplated thereby.

The terms of, reasons for, and other aspects of the Purchase Agreement and the transactions described therein are described in detail in the other sections in this proxy statement / prospectus. A copy of the Purchase Agreement is attached as Annex B to this proxy statement / prospectus.

Required Vote

The affirmative vote of the holders of a majority of the outstanding Akerna Common Stock and Series C Preferred Stock, voting as one class, having voting power on the record date for the Akerna special meeting is required to approve the sale of the Membership Interests and Capital Stock pursuant to the terms of the Purchase Agreement and the transactions contemplated thereby.

AKERNA BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 2 AND THE TRANSATCIONS CONTEMPLATED BY THE PURCHASE AGREEMENT.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the sale of the Membership Interests of MJ Freeway and the Capital Stock of Ample to MJ Acquisition, pursuant to the terms of the Purchase Agreement and the transactions contemplated thereby.

PROPOSAL NO. 3: AKERNA REVERSE STOCK SPLIT

APPROVAL OF THE AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AS AMENDED OF AKERNA TO EFFECT THE REVERSE STOCK SPLIT

General

At the Akerna special meeting, Akerna stockholders will be asked to approve a series of amendments to the restated certificate of incorporation of Akerna as amended that will implement the Akerna Reverse Stock Split, a reverse stock split of the issued and outstanding shares of Akerna Common Stock, at a reverse split ratio in the range of one (1) new share for every five (5) to twenty (20) shares outstanding (or any number in between), with the exact ratio and effective time of the reverse stock split of Akerna Common Stock to be determined by the Akerna Board, agreed to by Gryphon, and publicly announced by a press release. The effectiveness of any one of these amendments and the abandonment of the other amendments, or the abandonment of all of these amendments, will be determined by the Akerna Board in its discretion and subject to agreement by Gryphon in connection with the Merger. Upon the effectiveness of such amendment to the restated certificate of incorporation of Akerna as amended to effect the reverse stock split (the “Reverse Stock Split Effective Time”), the issued and outstanding shares of Akerna Common Stock immediately prior to the Reverse Stock Split Effective Time will be reclassified into a smaller number of shares such that an Akerna stockholder will own one new share of Akerna Common Stock for each five (5) to twenty (20) (or any number in between) shares of issued common stock held by such stockholder immediately prior to the Reverse Stock Split Effective Time, as specified.

The Akerna Board may determine to effect the Akerna Reverse Stock Split, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the issuance of Akerna Common Stock pursuant to the Merger Agreement.

By approving this Reverse Stock Split Proposal, Akerna stockholders will: (a) approve a series of alternate amendments to the amended and restated certificate of incorporation of Akerna pursuant to which any whole number of issued and outstanding shares of Akerna Common Stock between and including five (5) to twenty (20) and could be combined and reclassified into one share of Akerna Common Stock; and (b) authorize the Akerna Board to file only one such amendment, as determined by the Akerna Board in its sole discretion, and to abandon each amendment not selected by the Akerna Board. Should Akerna receive the required stockholder approval for this Reverse Stock Split Proposal, and following such stockholder approval, the Akerna Board, subject to agreement by Gryphon, determines that effecting the reverse stock split is in the best interests of Akerna and its stockholders, the Akerna Reverse Stock Split will become effective as specified in the amendment filed with the Secretary of State of the State of Delaware. The amendment filed thereby will contain the number of shares selected by the Akerna Board within the limits set forth in this Reverse Stock Split Proposal to be combined and reclassified into one share of Akerna Common Stock. Accordingly, at the Reverse Stock Split Effective Time, every five (5) to twenty (20) shares (or any number in between) of Akerna Common Stock outstanding immediately prior to the Reverse Stock Split Effective Time will be combined and reclassified into one share of Akerna Common Stock.

The proposed form of certificate of amendment to the amended and restated certificate of incorporation of Akerna to effect the Akerna Reverse Stock Split, as more fully described below, will effect the Akerna Reverse Stock Split but will not change the number of authorized shares of Akerna Common Stock or Akerna’s preferred stock, par value $0.0001 (the “Akerna Preferred Stock”), or the par value of Akerna Common Stock or Akerna Preferred Stock.

A copy of the proposed form of certificate of amendment to the restated certificate of incorporation of Akerna as amended to effect the reverse stock split is attached as Annex C to this proxy statement / prospectus.

Notwithstanding approval of this Reverse Stock Split Proposal by Akerna stockholders, the Akerna Board may, in its sole discretion, abandon the proposed amendments and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the reverse stock split, as permitted under Section 242(c) of the DGCL.

Purpose

The Akerna Board approved the proposal approving the amendment to the Akerna restated certificate of incorporation as amended effecting the Akerna Reverse Stock Split for the following reasons:

•        the Akerna Board believes effecting the reverse stock split will result in an increase in the minimum bid price of Akerna Common Stock and reduce the risk of a delisting of Akerna Common Stock from Nasdaq in the future; and

•        in order for Nasdaq to approve the continued listing of the common stock of the combined company on The Nasdaq Capital Market following the completion of the Merger, the combined company will need to meet the initial listing standards for The Nasdaq Capital Market. One of the initial listing standards is a minimum trading price of $4.00 per share. Given the recent trading price of the Akerna Common Stock, Gryphon and Akerna anticipate that the Akerna Reverse Stock Split will be required in order to meet this standard.

Nasdaq Requirements for Listing on Nasdaq

Akerna Common Stock is listed on The Nasdaq Capital Market under the symbol “KERN.” Akerna will file an initial listing application pursuant to the terms of the Merger Agreement for the combined company with Nasdaq.

According to the Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Akerna to have, among other things, a $4.00 per share minimum bid price for a certain number of trading days preceding the closing of the Merger. Therefore, the Akerna Reverse Stock Split may be necessary in order to consummate the Merger.

In addition, it is a condition to the closing of the Merger that the shares of Akerna Common Stock to be issued in the Merger pursuant to the Merger Agreement have been approved for listing on Nasdaq, and that the Akerna Common Stock remain continuously listed on Nasdaq through the completion of the Merger.

One of the effects of the Akerna Reverse Stock Split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in the combined company’s management being able to issue more shares without further stockholder approval. The Akerna Reverse Stock Split will not affect the number of authorized shares of Akerna capital stock that will continue to be authorized pursuant to the restated certificate of incorporation of Akerna, as amended.

There are risks associated with the Akerna Reverse Stock Split, including that the Akerna Reverse Stock Split may not result in an increase in the per share price of Akerna Common Stock.

Akerna cannot predict whether the Akerna Reverse Stock Split will increase the market price for Akerna Common Stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•        the market price per share of Akerna Common Stock after the Akerna Reverse Stock Split will rise in proportion to the reduction in the number of shares of Akerna Common Stock outstanding before the Akerna Reverse Stock Split;

•        the Akerna Reverse Stock Split will result in a per share price that will attract brokers and investors who do not trade in lower-priced stocks;

•        the Akerna Reverse Stock Split will result in a per share price that will increase the ability of the combined company to attract and retain employees;

•        the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing; or

•        the market price per share will achieve and maintain the $4.00 minimum bid price requirement for a sufficient period for the combined company’s common stock to be approved for listing by Nasdaq.

The market price of Akerna Common Stock will also be based on the performance of Akerna, and after the Merger, on the performance of the combined company, and other factors, some of which are unrelated to the number of shares outstanding. If the Akerna Reverse Stock Split is effected and the market price of Akerna Common Stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Akerna may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Akerna Common Stock could be adversely affected by the reduced number of shares that would be outstanding after the Akerna Reverse Stock Split.

Principal Effects of the Reverse Stock Split

The reverse stock split will be realized simultaneously for all shares of Akerna Common Stock and options to purchase shares of Akerna Common Stock outstanding immediately prior to the Reverse Stock Split Effective Time. The Akerna Reverse Stock Split will affect all holders of shares of Akerna Common Stock outstanding immediately prior to the Reverse Stock Split Effective Time uniformly and each such stockholder will hold the same percentage of Akerna Common Stock outstanding immediately following the Akerna Reverse Stock Split as that stockholder held immediately prior to the Akerna Reverse Stock Split, except for immaterial adjustments that may result from the treatment of fractional shares as described below. The Akerna Reverse Stock Split will not change the par value of Akerna Common Stock or Akerna Preferred Stock and will not reduce the number of authorized shares of Akerna Common Stock or Akerna Preferred Stock. Akerna Common Stock issued pursuant to the Akerna Reverse Stock Split will remain fully paid and non-assessable. The Akerna Reverse Stock Split will not affect Akerna continuing to be subject to the periodic reporting requirements of the Exchange Act.

The table below shows, as of May 4, 2023 and assuming the approval of the Akerna Authorized Share Increase, the number of Akerna shares outstanding prior to the reverse stock split and the number of outstanding shares of Akerna Common Stock that would result from a (a) 1-for-2 ratio, (b) 1-for-8 ratio, (c) 1-for-12 ratio, (d) 1-for-16 ratio and (e) 1-for-20 ratio, in each case without giving effect to the treatment of fractional shares:

Reverse Stock Split Ratio	Number of Shares Authorized(1)	Approximate Number of Shares Issued and Outstanding(2)	Percentage of Authorized Common Stock	Number of Shares Reserved For Issuance
Current shares	300,000,000	5,767,782	1.9%	10,192,781
1-for-2	300,000,000	2,883,891	0.9%	5,096,359
1-for-8	300,000,000	720,973	0.2%	1,274,098
1-for-12	300,000,000	480,649	0.1%	849,399
1-for-16	300,000,000	360,487	0.1%	637,049
1-for-20	300,000,000	288,389	0.1%	509,639

____________

(1)      Based on the number of Akerna Shares authorized following the approval of the increase in authorized Akerna Common Stock.

(2)      Based on the number of Akerna shares outstanding as of May 4, 2023.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the Akerna stockholders approve the amendment to the Akerna amended and restated certificate of incorporation as amended effecting the Akerna Reverse Stock Split, and if the Akerna Board still believes that a reverse stock split is in the best interests of Akerna and its stockholders, Akerna will file the amendment to the restated certificate of incorporation as amended with the Secretary of State of the State of Delaware at such time as the Akerna Board has determined to be the appropriate Reverse Stock Split Effective Time. The Akerna Board may delay effecting the Akerna Reverse Stock Split without resoliciting stockholder approval. Beginning at the Reverse Stock Split Effective Time, each stock certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the Reverse Stock Split Effective Time, stockholders will be notified that the Akerna Reverse Stock Split has been effected. Akerna expects that the Akerna transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent stock certificates representing pre-split shares in exchange for stock certificates (or book-entry positions) representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Akerna. No new certificates (or book-entry positions) will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Shares held in book-entry form will be automatically exchanged. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

No fractional shares will be issued in connection with the Akerna Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to have their fractional share rounded up the nearest whole number share.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Akerna Board or contemplating a tender offer or other transaction for the combination of Akerna with another company, the Akerna Reverse Stock Split is not being proposed in response to any effort of which Akerna is aware to accumulate shares of Akerna Common Stock or obtain control of Akerna, other than in connection with the Merger, nor is it part of a plan by management to recommend a series of similar amendments to the Akerna Board and stockholders. Other than the proposals being submitted to the Akerna stockholders for their consideration at the Akerna special meeting, the Akerna Board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Akerna. For more information, please see the section titled “Risk Factors — Risks Related to the Combined Company” beginning on page 66.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following is a discussion of certain material U.S. federal income tax consequences of the Akerna Reverse Stock Split that are applicable to U.S. Holders (as defined below) of Akerna Common Stock. This discussion does not purport to be a complete analysis of all potential tax consequences and is based upon current provisions of the Code, existing Treasury Regulations, judicial decisions and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to holders of Akerna Common Stock as described in this summary.

This discussion does not address all U.S. federal income tax consequences relevant to holders of Akerna Common Stock. In addition, it does not address consequences relevant to holders of Akerna Common Stock that are subject to particular U.S. or non-U.S. tax rules, including, without limitation, to holders of Akerna Common Stock that are:

•        persons who do not hold their Akerna Common Stock as a “capital asset” within the meaning of Section 1221 of the Code;

•        brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;

•        real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

•        pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

•        subject to the alternative minimum tax provisions of the Code;

•        persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;

•        persons that have a functional currency other than the U.S. dollar;

•        traders in securities who elect to apply a mark-to-market method of accounting;

•        persons who hold shares of Akerna Common Stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•        persons who acquired their shares of Akerna stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to Akerna stock being taken into account in an “applicable financial statement” (as defined in the Code);

•        persons deemed to sell Akerna Common Stock under the constructive sale provisions of the Code;

•        persons who acquired their shares of Akerna Common Stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•        certain expatriates or former citizens or long-term residents of the United States.

Holders of Akerna Common Stock subject to particular U.S. or non-U.S. tax rules, including those that are described in this paragraph, are urged to consult their own tax advisors regarding the consequences to them of the Akerna Reverse Stock Split.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds Akerna Common Stock, the U.S. federal income tax treatment of a partner in the partnership or other pass-through entity will generally depend upon the status of the partner, the activities of the partnership or other pass-through entity and certain determinations made at the partner level. If you are a partner of a partnership or other pass-through entity holding Akerna Common Stock, you should consult your tax advisors regarding the tax consequences of the Akerna Reverse Stock Split.

In addition, the following discussion does not address the tax consequences of the Akerna Reverse Stock Split under state, local and foreign tax laws. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the Akerna Reverse Stock Split, whether or not they are in connection with the Akerna Reverse Stock Split.

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE AKERNA REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

This discussion is limited to holders of Akerna Common Stock that are U.S. Holders. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Akerna Common Stock that, for U.S. federal income tax purposes, is or is treated as:

•        an individual who is a citizen or resident of the United States;

•        a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) is authorized or has the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996, and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

Tax Consequences of the Akerna Reverse Stock Split

The proposed Akerna Reverse Stock Split should constitute a “recapitalization” for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. As a result, a U.S. Holder generally should not recognize gain or loss upon the proposed reverse stock split. A U.S. Holder’s aggregate adjusted tax basis in the shares of Akerna Common Stock received pursuant to the proposed Akerna Reverse Stock Split should equal the aggregate adjusted tax basis of the shares of the Akerna Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Akerna Common Stock), and such U.S. Holder’s holding period in the shares of Akerna Common Stock received should include the holding period in the shares of Akerna Common Stock surrendered. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Akerna Common Stock surrendered to the shares of Akerna Common Stock received in a recapitalization pursuant to the proposed Akerna Reverse Stock Split. U.S. Holders of shares of Akerna Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Required Vote

The affirmative vote of the holders of a majority of the outstanding Akerna Common Stock and Series C Preferred Stock, voting as one class, having voting power on the record date for the Akerna special meeting is required to approve the amendment of our amended and restated certificate of incorporation to effect the Akerna Reverse Stock Split. Failures to vote, abstentions and broker “non-votes”, if any, will be the equivalent of a vote AGAINST this proposal.

AKERNA BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSAL NO. 3 TO APPROVE THE AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF AKERNA AS AMENDED TO EFFECT THE AKERNA REVERSE STOCK SPLIT.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the amendment to the amended and restated certificate of incorporation of Akerna as amended to effect the Akerna Reverse Stock Split.

PROPOSAL NO. 4: AKERNA AUTHORIZED SHARE INCREASE

APPROVAL OF THE AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AS AMENDED OF AKERNA TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF AKERNA

At the Akerna special meeting, Akerna stockholders will be asked to approve an amendment to the amended and restated certificate of incorporation, as amended, of Akerna to effect the Akerna Authorized Share Increase, which will increase the number of authorized shares of Akerna Common Stock from 150,000,000 to 300,000,000, in the form attached as Annex D to the accompanying proxy statement/prospectus.

Increase of Authorized Shares

The certificate of incorporation amendment also amends the amended and restated certificate of incorporation to increase the number of authorized shares of Akerna Common Stock. Approval by Akerna’s stockholders of the increase in the number of authorized shares of Akerna Common Stock is a condition to completion of the Merger.

Reasons for Increase in Authorized Shares

The Akerna Authorized Share Increase will provide the combined company with the ability to raise funds through the sale of equity securities of the combined company in the future. The Akerna Authorized Share Increase will also enable the combined company to issue equity awards and attract qualified officers, directors and employees.

Procedure for Effecting the Certificate of Incorporation Amendment

If the Akerna stockholders approve the amendment to the Akerna amended and restated certificate of incorporation to effect the Akerna Authorized Share Increase, and if the Akerna Board still believes that an increase in the number of authorized shares is in the best interests of Akerna and its stockholders, Akerna will file the amendment to the amended and restated certificate of incorporation as amended with the Secretary of State of the State of Delaware at such time as the Akerna Board has determined to be the appropriate time. The Akerna Board may delay effecting the Authorized Shares Proposal without resoliciting stockholder approval.

As soon as practicable after the certificate of incorporation amendment effective time, stockholders will be notified that the certificate of incorporation amendment has been effected.

Dilution

The issuance of additional shares of Akerna common stock will decrease the relative percentage of equity ownership of Akerna’s existing stockholders, thereby diluting their voting power. Currently, there are 150,000,000 shares of common stock authorized for issuance with 5,767,815 shares of common stock issued and outstanding, warrants exercisable to acquire 2,573,299 shares of common stock, and restricted stock units which vest and settle for 9,350 shares of common stock and the Akerna Notes convertible for approximately 7,608,333 shares of common stock (based on $8.3 million outstanding principal amount, 110% repayment premium and a conversion price of $1.20, which is the current conversion price for the Akerna Notes) for an aggregate total of approximately 15,958,797 shares of common stock on a fully diluted basis. Assuming a Reverse Stock Split ratio of 5 to 1 in the Akerna Reverse Stock, this would result in approximately 3,191,760 shares of common stock outstanding on a fully diluted basis immediately prior to closing of the Merger and would result in the issuance of approximately 39,365,026 shares to Gryphon’s stockholders as Merger Consideration for an aggregate total of approximately 42,556,026 shares of common stock outstanding and leaving 107,443,974 shares of common stock available for issuance. To ensure that the combined company has adequate authorized the Akerna Board is asking stockholders to increase the number of authorized shares of common stock from 150,000,000 to 300,000,000.

Akerna stockholders will be diluted at the Effective Time, when the Merger Consideration will be issued to the Gryphon shareholders, which will result in the current Akerna stockholders holding approximately 7.5% of the issued and outstanding equity interests of the combined company on a fully diluted basis.

Potential Anti-Takeover Effect

There will be substantially more shares of Akerna Common Stock authorized than are needed to effect the issuance of the Merger Consideration pursuant to the Merger Agreement. Although this proposal is not motivated by antitakeover concerns and is not considered by the Akerna Board to be an anti-takeover measure, the availability of additional authorized shares of Akerna Common Stock could be utilized as such or otherwise have the effect of delaying or preventing a change of control of the combined company. Following the completion of the Merger, the combined company could issue some or all of the newly authorized shares of common stock, which would make more difficult or discourage an attempt to obtain control of the combined company by means of a merger, tender offer, proxy content, or other means.

Required Vote

The affirmative vote of the holders of a majority of the outstanding Akerna Common Stock and Series C Preferred Stock, voting as one class, having voting power on the record date for the Akerna special meeting is required to approve the amendment of our amended and restated certificate of incorporation to effect the Akerna Authorized Share Increase. The affirmative vote of the holders of a majority of the outstanding Akerna Common Stock, voting as a separate class, having voting power on the record date for the Akerna special meeting is required to approve the amendment of our amended and restated certificate of incorporation to effect the Akerna Authorized Share Increase. Failures to vote, abstentions and broker “non-votes”, if any, will be the equivalent of a vote AGAINST this proposal.

AKERNA BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSAL NO. 4 TO APPROVE THE AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF AKERNA AS AMENDED TO EFFECT THE AKERNA AUTHORIZED SHARE INCREASE.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the amendment to the amended and restated certificate of incorporation of Akerna as amended to effect the Akerna Authorized Share Increase.

PROPOSAL NO. 5: AKERNA NAME CHANGE

APPROVAL OF THE AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AS AMENDED OF AKERNA TO CHANGE THE CORPORATE NAME FROM AKERNA CORP. TO “GRYPHON DIGITAL MINING, INC.”

At the Akerna special meeting, Akerna stockholders will be asked to approve an amendment to the amended and restated certificate of incorporation, as amended, of Akerna to change the corporate name of Akerna to “Gryphon Digital Mining, Inc.” in the form attached as Annex E to this proxy statement/prospectus, each pursuant to the Merger Agreement.

Corporate Name Change

The certificate of incorporation amendment also amends the amended and restated certificate of incorporation as amended to change the corporate name of Akerna to “Gryphon Digital Mining, Inc.” Approval by Akerna’s stockholders of the corporate name change is a condition to completion of the Merger.

Following consummation of the Merger and the Sale Transaction, the Gryphon’s business will be the business of the combined company. The corporate name change, if approved by Akerna’s stockholders, would have the effect of changing Akerna’s legal name.

Procedure for Effecting the Certificate of Incorporation Amendment

If the Akerna stockholders approve the amendment to the Akerna amended and restated certificate of incorporation as amended effecting the corporate name change, and if the Akerna Board still believes that a corporate name change is in the best interests of Akerna and its stockholders, Akerna will file the amendment to the amended and restated certificate of incorporation as amended with the Secretary of State of the State of Delaware at such time as the Akerna Board has determined to be the appropriate time. The Akerna Board may delay effecting the Name Change Proposal without resoliciting stockholder approval.

As soon as practicable after the certificate of incorporation amendment effective time, stockholders will be notified that the certificate of incorporation amendment has been effected.

Required Vote

The affirmative vote of the holders of a majority of the outstanding Akerna Common Stock and Series C Preferred Stock, voting as one class, having voting power on the record date for the Akerna special meeting is required to approve the amendment of our amended and restated certificate of incorporation to effect the Akerna Name Change. Failures to vote, abstentions and broker “non-votes”, if any, will be the equivalent of a vote AGAINST this proposal.

AKERNA BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 5 TO CHANGE THE CORPORATE NAME FROM AKERNA CORP. TO “GRYPHON DIGITAL MINING, INC.”

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the amendment to the amended and restated certificate of incorporation of Akerna as amended to change the corporate name of Akerna to “Gryphon Digital Mining, Inc.”.

PROPOSAL NO. 6: 2023 PLAN

APPROVAL OF THE 2023 PLAN

In this Proposal No. 6, Akerna is asking its stockholders to approve the Akerna 2023 Omnibus Incentive Plan (the “2023 Plan”). If the 2023 Plan is approved by Akerna’s stockholders, the 2023 Plan will become effective on the closing date of the Merger. If the 2023 Plan is not approved by Akerna’s stockholders, it will not become effective and no stock awards will be granted thereunder. The 2023 Plan is described in more detail below. This summary is qualified in its entirety by reference to the complete text of the 2023 Plan, a copy of which is attached hereto as Annex F.

The 2023 Plan is intended to replace the Akerna Corp. 2019 Long Term Incentive Plan (the “2019 Plan”). If the 2023 Plan becomes effective, then no additional stock awards will be granted under the 2019 Plan as in effect immediately prior to the closing date of the Merger, although all outstanding stock awards granted under the 2019 Plan as in effect immediately prior to the closing date of the Merger will remain outstanding. All outstanding stock awards granted under the existing Akerna stock incentive plans will be accelerated in accordance with their terms.

Reasons to Approve the 2023 Plan

The purpose of the 2023 Plan is to enhance the ability of the combined company to attract, retain and incentivize employees, independent contractors and directors and promote the success of its business. Equity compensation will be a vital element of the combined company’s compensation program and the ability to grant stock awards at competitive levels is in the best interest of the combined company and its shareholders.

Approval of the 2023 Plan by Akerna’s stockholders is required, among other things, in order to comply with stock exchange rules requiring stockholder approval of equity compensation plans and allow the grant of incentive stock options under the 2023 Plan. If the 2023 Plan is approved by Akerna’s stockholders, the 2023 Plan will become effective as of the closing of the Merger and the combined company will register the necessary shares of its common stock on a Registration Statement on Form S-8. The approval of the 2023 Plan is a condition to the closing of the Merger.

Description of the 2023 Plan

Set forth below is a summary of the material features of the 2023 Plan. The 2023 Plan is set forth in its entirety as Annex F to this proxy statement/prospectus, and all descriptions of the 2023 Plan contained in this Proposal No. 6 are qualified by reference to Annex F.

The 2023 Plan provides for the following grants: (a) incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986 (the “Code”)) (“ISO” or “ISOs”); (b) nonstatutory stock options (i.e., options other than ISOs) (“NSO” or “NSOs”), (c) stock appreciation rights (“SAR” or “SARs”), (d) restricted stock grants, (e) restricted stock unit grants (“RSU” or “RSUs”), (f) performance grants, and (g) other grants based in whole or in part by reference to shares that are granted pursuant to the terms and conditions of the 2023 Plan.

Subject to any Capitalization Adjustment (as defined and described below) and the automatic increase (as described later in this paragraph), and any other applicable provisions in the 2023 Plan, the total number of shares reserved and available for issuance pursuant to the 2023 Plan is              shares (the “Share Reserve”). The Share Reserve will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1, 2023 and ending on (and including) January 1, 2032 by the lesser of (a)             % of the total number of the shares of Common Stock outstanding on December 31st of the immediately preceding calendar year, and (b) such number of shares determined by the Akerna Board.

Following the effective date of the 2023 Plan (the “Plan Effective Date”), any shares subject to an outstanding grant or any portion thereof granted under the 2023 Plan will be returned to the Share Reserve and will be available for issuance in connection with subsequent grants under the 2023 Plan to the extent such shares: (a) are cancelled, forfeited, or settled in cash; (b) are used to pay the exercise price of such outstanding grant or any Tax-Related Items (as defined below) arising in connection with vesting, exercise or settlement of such outstanding grant; (c) are surrendered pursuant to an Exchange Program (as defined below); (d) expire by their terms at any time; or (e) are reacquired by the Company pursuant to a forfeiture provision or repurchase right by the Company (collectively, “Returning Shares”). Shares subject to Substitute Grants (as defined below) will not be deducted from the Share Reserve and may not be returned to the Share Reserve as Returning Shares.

Subject to the provisions relating to Capitalization Adjustments described below, the maximum number of shares that may be issued pursuant to the exercise of ISOs is              shares (the “Incentive Stock Option Limit”).

If, after the Plan Effective Date, the number of outstanding shares is changed or the value of the shares is otherwise affected by a stock dividend, extraordinary dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend) recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off or similar change in the capital structure of the Company or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto), without consideration (a “Capitalization Adjustment”), then (a) the maximum number and class of shares or type of security reserved for issuance and future grant from the Share Reserve, (b) the exercise price, purchase price, and number and class of shares or type of security subject to outstanding grants, and (c) the number and class of shares subject to the Incentive Stock Option Limit, will be proportionately adjusted, subject to any required action by the Akerna Board or the stockholders of the Company and in compliance with applicable laws; provided that fractions of a share will not be issued.

The shares issuable under the 2023 Plan will be authorized but unissued or forfeited shares, treasury shares or shares reacquired by the Company in any manner.

Incentive stock options may be granted only to employees of the Company, and its parent and any subsidiary entities (to the extent permitted under Section 422 of the Code). All other grants may be granted to employees, consultants and directors, provided such consultants and directors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction.

The maximum number of shares subject to grants (and of cash subject to cash-settled grants) granted under the 2023 Plan or otherwise during any one calendar year to any non-employee director for service on the Akerna Board, taken together with any cash fees paid by the Company to such non-employee director during such calendar year for service on the Akerna Board, will not exceed $1,000,000 in total value (calculating the value of any such grants based on the grant date fair value of such grants for financial reporting purposes).

Each option or SAR will be in such form and will contain such terms and conditions as the plan administrator deems appropriate. Each SAR will be denominated in share equivalents. The provisions of separate options or SARs need not be identical.

Options and SARs may be exercisable within the times or upon the events determined by the plan administrator and as set forth in the grant agreement governing such grant. No option or SAR will be exercisable after the expiration of ten (10) years from the date the option or SAR is granted, or such shorter period specified in the grant agreement. In addition, in the case of an ISO granted to a person who, at the time the ISO is granted, directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary (“Ten Percent Holder”), such option may not be exercisable after the expiration of five (5) years from the date the ISO is granted.

The exercise price of an option or SAR will be such price as is determined by the plan administrator and set forth in the grant agreement; provided that (a) in the case of an ISO (i) granted to a Ten Percent Holder, the exercise price will be no less than one hundred ten percent (110%) of the fair market value (as defined in the 2023 Plan) on the date of grant and (ii) granted to any other employee, the exercise price will be no less than one hundred percent (100%) of the fair market value on the date of grant, and (b) in the case of an NSO or SAR, the exercise price will be such price as is determined by the plan administrator. Notwithstanding the foregoing, an option or SAR that is a Substitute Grant may be granted with an exercise price lower than one hundred percent (100%) of the fair market value.

Upon exercise of a SAR, a grantee will be entitled to receive payment from the Company in an amount determined by multiplying (a) the difference between the fair market value of a share on the date of exercise over the exercise price, by (b) the number of shares with respect to which the SAR is exercised. At the discretion of the plan administrator, the payment from the Company for the SAR exercise may be in cash, in shares of equivalent value, or in some combination thereof.

Unless explicitly provided otherwise in a grantee’s grant agreement, if a grantee’s continuous service status (as defined in the 2023 Plan) is terminated, the grantee (or his or her legal representative, in the case of death) may exercise his or her option or SAR (to the extent such grant was exercisable on the termination date) within the following period of time following the termination of the grantee’s continuous service status: (a) three (3) months following a termination of a grantee’s continuous service status by the Company or any parent or subsidiary without cause (as defined in the 2023 Plan) or by the grantee for any reason (other than due to death or disability (as disability is defined in the Plan)); (b) six (6) months following a termination due to the grantee’s disability; (c) twelve (12) months following a termination due to the grantee’s death; and (d) twelve (12) months following the grantee’s death, if such death occurs following the date of such termination but during the period such grant is otherwise exercisable (as provided in clauses (a) or (b) above).

Except as otherwise provided in the grant agreement, if a grantee’s continuous service status is terminated by the Company or any parent or subsidiary for cause, the grantee’s options or SARs will terminate and be forfeited immediately upon such grantee’s termination of continuous service status, and the grantee will be prohibited from exercising any portion (including any vested portion) of such grants on and after the date of such termination of continuous service status.

To the extent that the aggregate fair market value of shares with respect to which options designated as ISOs are exercisable for the first time by any grantee during any calendar year (under all plans of the Company or any parent or subsidiary of the Company) exceeds One Hundred Thousand Dollars ($100,000), such excess options will be treated as NSOs. For this purpose, ISOs will be taken into account in the order in which they were granted, and the fair market value of the shares subject to an ISO will be determined as of the date of the grant of such option.

Without stockholder approval, the plan administrator may modify, extend or renew outstanding options or SARs, and authorize the grant of new options or SARs in substitution therefor, including in connection with an Exchange Program. Any such action may not, without the written consent of a grantee, materially impair any of such grantee’s rights under any grant previously granted, except that the plan administrator may reduce the exercise price of an outstanding option or SAR without the consent of a grantee by a written notice (notwithstanding any adverse tax consequences to the grantee arising from the repricing); provided, however, that the exercise price may not be reduced below the fair market value on the date the action is taken to reduce the exercise price.

A restricted stock grant is an offer by the Company to sell or issue (with no payment required, unless explicitly provided otherwise in a grantee’s grant agreement) shares to a grantee that are subject to certain specified restrictions. Each restricted stock grant will be in such form and will contain such terms and conditions as the plan administrator will deem appropriate. The terms and conditions of restricted stock grants may change from time to time, and the terms and conditions of separate grant agreements need not be identical.

The purchase price for shares issued pursuant to a restricted stock grant, if any, will be determined by the plan administrator on the date the restricted stock grant is granted and, if permitted by applicable law, no cash consideration will be required in connection with the payment for the purchase price where the plan administrator provides that payment will be in the form of services previously rendered.

Grantees holding restricted stock grants will be entitled to receive all dividends and other distributions paid with respect to such shares, unless the plan administrator provides otherwise at the time the grant is granted. If any such dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the restricted stock grants with respect to which they were paid.

An RSU grant is a grant covering a number of shares that may be settled in cash, or by issuance of those shares at a date in the future. Each RSU grant will be in such form and will contain such terms and conditions as the plan administrator will deem appropriate. The terms and conditions of RSU grants may change from time to time, and the terms and conditions of separate grant agreements need not be identical. Unless otherwise determined by the plan administrator, no purchase price will apply to an RSU settled in shares. Payment of vested RSUs will be made as soon as practicable after the date(s) determined by the plan administrator and set forth in the grant agreement. The plan administrator, in its sole discretion, may settle vested RSUs in cash, shares, or a combination of both.

The plan administrator may permit grantees holding RSUs to receive dividend equivalent rights (as defined in the 2023 Plan) on outstanding RSUs if and when dividends are paid to stockholders on shares. In the discretion of the plan administrator, such dividend equivalent rights may be paid in cash or shares, and may either be paid at the same time as dividend payments are made to stockholders or delayed until shares are issued pursuant to the underlying RSUs, and may be subject to the same vesting or performance requirements as the RSUs. If the plan administrator permits dividend equivalent rights to be made on RSUs, the terms and conditions for such dividend equivalent rights will be set forth in the applicable grant agreement.

A performance grant is a grant that may be granted, may vest or may become eligible to vest contingent upon the attainment during a performance period of performance goals determined by the plan administrator. Performance grants may be granted as options, SARs, restricted stock, RSUs or other grants, including cash-based grants.

Performance grants will be based on the attainment of performance goals that are established by the plan administrator for the relevant performance period. Prior to the grant of any performance grant, the plan administrator will determine and each grant agreement will set forth the terms of each performance grant. A performance grant may but need not require the grantee’s completion of a specified period of service. The plan administrator will determine the extent to which a performance grant has been earned in its sole discretion. The plan administrator may reduce or waive any criteria with respect to a performance goal, or adjust a performance goal (or method of calculating the attainment of a performance goal) to take into account unanticipated events, including changes in law and accounting or tax rules, as the plan administrator deems necessary or appropriate, or to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships. The plan administrator may also adjust or eliminate the compensation or economic benefit due upon attainment of performance goals in its sole discretion, subject to any limitations contained in the grant agreement and compliance with applicable law.

Other forms of grants valued in whole or in part by reference to, or otherwise based on, shares, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the fair market value of the shares at the time of grant) may be granted either alone or in addition to other grants provided for in the 2023 Plan. Subject to the provisions of the 2023 Plan and applicable law, the plan administrator may determine the persons to whom and the time or times at which such other grants will be granted, the number of shares (or the cash equivalent thereof) to be granted pursuant to such other grants and all other terms and conditions of such other grants.

Payment from a grantee for shares acquired pursuant to the 2023 Plan may be made in cash or cash equivalents or, where approved for the grantee by the plan administrator and where permitted by applicable law (and to the extent not otherwise set forth in the applicable grant agreement): (a) by cancellation of indebtedness of the Company owed to the grantee; (b) by surrender of shares held by the grantee that are clear of all liens, claims, encumbrances or security interests and that have a fair market value on the date of surrender equal to the aggregate payment required; (c) by waiver of compensation due or accrued to the grantee for services rendered or to be rendered to the Company or an affiliate; (d) by consideration received by the Company pursuant to a broker-assisted or other form of cashless exercise program implemented by the plan administrator in connection with the 2023 Plan; (e) by any combination of the foregoing; or (f) by any other method of payment as is permitted by applicable law.

Regardless of any action taken by the Company or any affiliate, the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account, employment tax, stamp tax or other Tax-Related Items related to the grantee’s participation in the 2023 Plan and legally applicable to the grantee, including any employer liability for which the grantee is liable (the “Tax-Related Items”) is the grantee’s responsibility.

Unless otherwise provided in the grantee’s grant agreement, the plan administrator, or its delegate(s) (as permitted by applicable law), in its sole discretion and pursuant to such procedures as it may specify from time to time and subject to limitations of applicable law, may require or permit a grantee to satisfy any applicable withholding obligations for Tax-Related Items, in whole or in part by (without limitation): (a) requiring the grantee to make a cash payment; (b) withholding from the grantee’s wages or other cash compensation paid to the grantee by the Company or any affiliate; (c) withholding from the shares otherwise issuable pursuant to a grant; (d) permitting the grantee to deliver to the Company already-owned shares or (e) withholding from the proceeds of the sale of otherwise deliverable shares acquired pursuant to a grant either through a voluntary sale or through a mandatory sale arranged by the Company. The Company or an affiliate may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates, including up to the maximum applicable rate in the grantee’s jurisdiction.

Except as expressly provided in the 2023 Plan or an applicable grant agreement, or otherwise determined by the plan administrator, grants granted under the 2023 Plan will not be transferable or assignable by the grantee, other than by will or by the laws of descent and distribution. Any options, SARs or other grants that are exercisable may only be exercised: (a) during the grantee’s lifetime only by (i) the grantee, or (ii) the grantee’s guardian or legal representative; (b) after the grantee’s death, by the legal representative of the grantee’s heirs or legatees. The plan administrator may permit transfer of grants in a manner that is not prohibited by applicable law.

No grantee will have any of the rights of a stockholder with respect to any shares until the shares are issued to the grantee, except for any dividend equivalent rights permitted by an applicable grant agreement. After shares are issued to the grantee, the grantee will be a stockholder and have all the rights of a stockholder with respect to such shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such shares, subject to any repurchase or forfeiture provisions in any restricted stock grant, the terms of the Company’s insider trading policy, and applicable law.

Without prior stockholder approval, the plan administrator may conduct an Exchange Program, subject to consent of an affected grantee (unless not required in connection with a repricing pursuant to the 2023 Plan, or under the terms of a grant agreement) and compliance with applicable law. For purposes of the 2023 Plan, “Exchange Program” means a program pursuant to which (a) outstanding grants are surrendered, cancelled or exchanged for cash, the same type of grant or a different grant (or combination thereof) or (b) the exercise price of an outstanding grant is increased or reduced.

All grants granted under the 2023 Plan will be subject to clawback or recoupment under any clawback or recoupment policy adopted by the Akerna Board or the plan administrator or required by applicable law during the term of grantee’s employment or other service with the Company that is applicable to officers, employees, directors or other service providers of the Company. In addition, the plan administrator may impose such other clawback, recovery or recoupment provisions in a grant agreement as the plan administrator determines necessary or appropriate.

Except as otherwise provided in the applicable grant agreement or as determined by the plan administrator, if a grantee’s continuous service status terminates for any reason, vesting of a grant will cease and such portion of a grant that has not vested will be forfeited, and the grantee will have no further right, title or interest in any then-unvested portion of the grant. In addition, the Company may receive through a forfeiture condition or a repurchase right any or all of the shares held by the grantee under a restricted stock grant that have not vested as of the date of such termination, subject to the terms of the applicable grant agreement.

In the event that the Company is subject to a change in control (as defined in the 2023 Plan), outstanding grants acquired under the 2023 Plan will be subject to the agreement evidencing the change in control, which need not treat all outstanding grants in an identical manner. Such agreement, without the grantee’s consent, will provide for one or more of the following with respect to all outstanding grants as of the effective date of such change in control: (a) the continuation of an outstanding grant by the Company (if the Company is the successor entity); (b) the assumption of an outstanding grant by the successor or acquiring entity (if any) of such change in control (or by its parents, if any); (c) the substitution by the successor or acquiring entity in such change in control (or by its parents, if any) of equivalent awards with substantially the same terms for such outstanding grants; (d) the full or partial acceleration of exercisability or vesting and accelerated expiration of an outstanding grant and lapse of the Company’s right to repurchase or re-acquire shares acquired under a grant or lapse of forfeiture rights with respect to shares acquired under a grant; (e) the settlement of such outstanding grant (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity (or its parent, if any) with a fair market value equal to the required amount provided in the definitive agreement evidencing the change in control, followed by the cancellation of such grants; or (e) the cancellation of outstanding grants in exchange for no consideration.

The Company, from time to time, may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either (a) granting a grant under the 2023 Plan in substitution of such other company’s award; or (b) assuming such award as if it had been granted under the 2023 Plan if the terms of such assumed award could be applied to a grant granted under the 2023 Plan (a “Substitute Grant”). Such substitution or assumption will be permissible if the holder of the Substitute Grant would have been eligible to be granted a grant under the 2023 Plan if the other company had applied the rules of the 2023 Plan to such grant. The exercise price and the number and nature of shares issuable upon exercise or settlement of any such Substitute Grant will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable.

The 2023 Plan will be administered by the Akerna Board or a delegate, including without limitation the Compensation Committee, appointed in accordance with applicable laws (the “plan administrator”). Without limitation, the plan administrator will have the authority to, subject to the preceding sentence: construe and interpret the 2023 Plan, any grant agreement and any other agreement or document executed pursuant to the 2023 Plan; prescribe, amend, expand, modify and rescind or terminate rules and regulations relating to the 2023 Plan or any grant (including the terms or conditions of any grant); approve persons to receive grants; determine the form, terms and conditions of grants; determine the number of shares or other consideration subject to grants; determine the fair market value in good faith and interpret the applicable provisions of the 2023 Plan and the definition of fair market value in connection with circumstances that impact the fair market value, if necessary; determine whether grants will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other grants under the 2023 Plan or awards under any other incentive or compensation plan of the Company or any affiliate; grant waivers of any conditions of the 2023 Plan or any grant; determine the vesting, exercisability and payment of grants; correct any defect, supply any omission or reconcile any inconsistency in the 2023 Plan, any grant or any grant agreement; determine whether a grant has been earned or has vested; determine the terms and conditions of any, and to institute any exchange program; adopt or revise rules and/or procedures (including the adoption or revision of any subplan under the 2023 Plan) relating to the operation and administration of the 2023 Plan to facilitate compliance with requirements of local law and procedures outside the united States (provided that Akerna Board approval will not be necessary for immaterial modifications to the 2023 Plan or any grant agreement made to ensure or facilitate compliance with the laws or regulations of the relevant foreign jurisdiction); delegate any of the foregoing to one or more persons pursuant to a specific delegation as permitted by the terms of the 2023 Plan and applicable law, including Section 157(c) of the Delaware General Corporation Law; and make all other determinations necessary or advisable in connection with the administration of the 2023 Plan. We expect that our Compensation Committee will administer the 2023 Plan.

To the maximum extent permitted by applicable laws, each member of the plan administrator (including officers of the Company or an affiliate of the Company, if applicable), or of the Akerna Board, as applicable, will be indemnified and held harmless by the Company against and from (i) any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the 2023 Plan or pursuant to the terms and conditions of any grant except for actions taken in bad faith or failures to act in good faith, and (ii) any and all amounts paid by him or her in settlement thereof, with the Company’s approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit or proceeding against him or her; provided that such member will give the Company an opportunity, at its own expense, to handle and defend any such claim, action, suit or proceeding before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s Certificate of Incorporation or Bylaws, by contract, as a matter of law or otherwise, or under any other power that the Company may have to indemnify or hold harmless each such person.

The 2023 Plan and all grants granted thereunder will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to that body of laws pertaining to conflict of laws.

The plan administrator may amend the 2023 Plan or any grant in any respect the plan administrator deems necessary or advisable, subject to the limitations of applicable law and the 2023 Plan. If required by applicable law, the Company will seek stockholder approval of any amendment of the 2023 Plan that (a) materially increases the number of shares available for issuance under the 2023 Plan (excluding any Capitalization Adjustment); (b) materially expands the class of individuals eligible to receive grants under the 2023 Plan; (c) materially increases the benefits accruing to grantees under the 2023 Plan; (d) materially reduces the price at which shares may be issued or purchased under the 2023 Plan; (e) materially extends the term of the 2023 Plan; (f) materially expands the types of grants available for issuance under the 2023 Plan; or (g) as otherwise required by applicable law.

The 2023 Plan will terminate automatically on the tenth (10th) anniversary of the Plan Effective Date. No grant will be granted pursuant to the 2023 Plan after such date, but grants previously granted may extend beyond that date. The plan administrator may suspend or terminate the 2023 Plan at any earlier date at any time. No grants may be granted under the 2023 Plan while the 2023 Plan is suspended or after it is terminated.

No amendment, suspension or termination of the 2023 Plan or any grant may materially impair a grantee’s rights under any outstanding grant, except with the written consent of the affected grantee or as otherwise expressly permitted in the 2023 Plan. Subject to the limitations of applicable law, if any, the plan administrator may amend the terms of any one or more grants without the affected grantee’s consent (a) to maintain the qualified status of the grant as an ISO under Section 422 of the Code; (b) to change the terms of an ISO, if such change results in impairment of the grant solely because it impairs the qualified status of the grant as an ISO; (c) to clarify the manner of exemption from, or to bring the grant into compliance with, Section 409A of the Code; or (d) to facilitate compliance with other applicable laws.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2023 Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change. The summary is not complete and does not discuss the tax consequences upon a grantee’s death, or the income tax laws of any municipality, state or foreign country in which the grantee may reside. Tax consequences for any particular grantee may vary based on individual circumstances.

Incentive Stock Options.    A grantee recognizes no taxable income for regular income tax purposes because of the grant or exercise of an option that qualifies as incentive stock option under Section 422 of the Code. If a grantee exercises the option and then later sells or otherwise disposes of the shares acquired through the exercise the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the exercise, the grantee will recognize a capital gain or loss equal to the difference between the sale price of the shares and the exercise price, and we will not be entitled to any deduction for federal income tax purposes.

However, if the grantee disposes of such shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise (a “disqualifying disposition”), any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the shares are disposed of in a transaction in which the grantee would not recognize a loss (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the grantee upon the disqualifying disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the shares on the exercise date is treated as an adjustment item in computing the grantee’s alternative minimum taxable income in the year of exercise. In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the shares or provide certain basis adjustments or tax credits for purposes.

Nonstatutory Stock Options.    A grantee generally recognizes no taxable income as the result of the grant of such an option. However, upon exercising the option, the grantee normally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the grantee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the shares acquired by exercising a nonstatutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss. Any ordinary income recognized by the grantee upon exercising a nonstatutory stock option generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code. No tax deduction is available to the Company with respect to the grant of a nonstatutory stock option or the sale of the shares acquired through the exercise of the nonstatutory stock option.

Stock Appreciation Rights.    In general, no taxable income is reportable when a stock appreciation right is granted to a grantee. Upon exercise, the grantee generally will recognize ordinary income equal to the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards.    A grantee acquiring shares of restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date, reduced by any amount paid by the grantee for such shares. If the grantee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The grantee may elect, under Section 83(b) of the Code to accelerate the ordinary income tax event to the date of acquisition by filing an election with the Internal Revenue Service no later than thirty (30) days after the date the shares are acquired. Upon the sale of shares acquired under a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Unit Awards.    There are no immediate tax consequences of receiving an award of restricted stock units. A grantee who is awarded restricted stock units generally will recognize ordinary income equal to the fair market value of shares issued to such grantee at the end of the applicable vesting period or, if later, the settlement date elected by the administrator or a grantee. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Performance Shares and Performance Unit Awards.    A grantee generally will recognize no income upon the grant of a performance share or a performance unit award. Upon the settlement of such awards, grantees normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any cash or unrestricted shares received. If the grantee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Section 409A.    Section 409A of the Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Awards granted under the 2023 Plan with a deferral feature will be subject to the requirements of Section 409A of the Code. If an award is subject to and fails to satisfy the requirements of Section 409A of the Code, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be before the compensation is actually or constructively received. Also, if an award subject to Section 409A of the Code violates the provisions of Section 409A of the Code, Section 409A of the Code imposes an additional 20% federal income tax on compensation recognized as ordinary income, and interest on such deferred compensation.

Tax Effect for the Company.    We generally will be entitled to a tax deduction in connection with an award under the 2023 Plan equal to the ordinary income realized by a grantee when the grantee recognizes such income (for example, the exercise of a nonstatutory stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to our chief executive officer, chief financial officer and other “covered employees” as determined under Section 162(m) of the Code and applicable guidance. Under Section 162(m) of the Code, the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION UPON GRANTEES AND THE COMPANY WITH RESPECT TO AWARDS UNDER THE 2023 PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A GRANTEE’S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE GRANTEE MAY RESIDE.

New Plan Benefits.    No awards have been made under the 2023 Plan, and no awards have been granted that are contingent on the approval of the 2023 Plan. Awards under the 2023 Plan would be made at the discretion of the Compensation Committee or the Akerna Board. Therefore, the benefits and amounts that will be received or allocated under the 2023 Plan in the future are not determinable at this time.

Required Vote

The affirmative vote of a majority of the votes properly cast at the Akerna special meeting, whether present at the special meeting or represented by proxy at the special meeting, is required for approval of the 2023 Plan.

AKERNA BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 6 TO APPROVE THE 2023 PLAN.

PROPOSAL NO. 7: ADJOURNMENT

APPROVAL OF POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING

If Akerna fails to receive a sufficient number of votes to approve the Merger Proposal, Sale Transaction Proposal, Reverse Stock Split Proposal, Authorized Shares Proposal, Name Change Proposal and 2023 Plan Proposal, Akerna may propose to adjourn the Akerna special meeting, for a period of not more than 60 days, for the purpose of soliciting additional proxies to approve the Merger Proposal, Sale Transaction Proposal, Reverse Stock Split Proposal, Authorized Shares Proposal, Name Change Proposal and the 2023 Plan Proposal. Akerna currently does not intend to propose adjournment at the Akerna special meeting if there are sufficient votes to approve the Merger Proposal, Sale Transaction Proposal, Reverse Stock Split Proposal, Authorized Shares Proposal, Name Change Proposal and the 2023 Plan Proposal.

Required Vote

The affirmative vote of a majority of the votes properly cast at the Akerna special meeting, whether present at the special meeting or represented by proxy at the special meeting, is required to approve the adjournment of the Akerna special meeting for the purpose of soliciting additional proxies to approve the Merger Proposal, Sale Transaction Proposal, Reverse Stock Split Proposal, Authorized Shares Proposal, Name Change Proposal and the 2023 Plan Proposal.

AKERNA BOARD RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 6 TO ADJOURN THE AKERNA SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1, 2, 3, 4, 5 AND 6.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy to vote shares “FOR” the ratification to adjourn the Akerna special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Merger Proposal, Sale Transaction Proposal, Reverse Stock Split Proposal, Authorized Shares Proposal, Name Change Proposal and the 2023 Plan Proposal.

AKERNA’S BUSINESS

Business Overview

Akerna is a leading provider of enterprise software solutions within the cannabis industry. Cannabis businesses face significant complexity due to the stringent regulations and restrictions that shift based on regional, state, and national governing bodies. As the first to market more than ten years ago, Akerna’s family of software platforms help to enable regulatory compliance and inventory management across the entire supply chain. When the legal cannabis market started to grow, we identified a need for organic material tracking and regulatory compliance software as a service (“SaaS”) solution customized specifically for the unique needs of the industry. By providing an integrated ecosystem of applications and services that help our clients enable compliance, regulation, consumer safety and taxation, Akerna is building the technology backbone of the cannabis industry. While designed specifically for the unique needs of the cannabis market, our solutions are adaptable for other industries requiring government regulatory oversight, or where the tracking of organic materials from seed or plant to end products is desired.

On the commercial side, our products help state-licensed businesses operate in compliance with applicable regional laws. Our integrated ecosystem provides integrations with third-party vendors and add-ons that enhance the capabilities of our commercial software platforms. On the regulatory side, we provide track and trace solutions that allow state governments to monitor compliance of licensed cannabis businesses. To date, our software has helped monitor the compliance of more than $30 billion in legal cannabis. While our software facilitates the success of legal cannabis businesses, we do not handle any cannabis-related material, do not process cannabis sales transactions within the United States (“U.S.”), and our revenue is generated from a fixed-fee based subscription and professional services model and is not related to the type or amount of sales made by our clients.

We drive revenue growth through the development of our product line, our acquisitions and from continued expansion of the cannabis, hemp, and Cannabidiol (“CBD”) industry. Businesses across the regulated cannabis industry use our solutions. The brand recognition of our existing products, our ability to provide services in all areas of the seed-to-sale life cycle, and our wealth of relevant experience attracts cultivation, manufacturing, and dispensary clients who are seeking comprehensive business optimization solutions. Our software solutions are designed to be scalable, and while mid-market and smaller customers have historically been our primary target segment, we are focused on extending our customer reach to address the needs of the emerging enterprise level operator. We believe these larger multi- state/multi-vertical operations represent significant long-term future growth opportunities as the cannabis industry continues to consolidate at a rapid rate. The sophistication of our platform accommodates the complexities of both multi-vertical and multi-state business needs, making us critical partners and allowing us to cultivate long-term, successful relationships with our clients.

Our platforms provide licensed businesses with a true enterprise solution for managing their inventory and compliance and allow government regulators to engage in accurate and real-time compliance monitoring. Key capabilities of our technology infrastructure include:

Seed-to-Sale Tracking allows the tracking of products from cultivation, through harvest and processing and manufacturing, to the monitoring of the final sale to the patient or consumer. Our traceability technology captures every step in an individual plant’s life, providing visibility into the supply chain from any measurement of finished product dispensed to a patient or customer, back to the plant it came from, and all activity, transportation, and transactions that happen in between. While we do not provide payment processing, and never take, own, or handle any product or cash transaction, our platform records all sales as part of state and jurisdictional compliance Track-and-Trace processes. The data gathered throughout all of these processes is captured, and provides the insights and information needed to run an efficient and streamlined cannabis business. Seed-to-Sale software operates in a complementary relationship with state-mandated Track-and-Trace systems, replicating the reporting functionality and eliminating the need for operators to duplicate their compliance data into two disparate systems. Track-and-Trace systems are designed solely for government regulators to maintain compliance and do not have the sophistication or functionality to provide cannabis business owners with the insights and tools for effective business management. Our seed-to-sale platforms integrate with the state Track-and-Trace compliance system, reporting in the mandated data along the supply chain while also providing business owners with the capabilities to make informed business decisions based on the full overview of their operations.

Track-and-Trace is the compliance reporting system used by regulatory bodies in most states. In order to adhere to their state-specific compliance regulations, cannabis operators are required to enter specific data points along the supply chain into the state-mandated track-and- trace system. By doing so, regulators can track the movement of cannabis inventory through the full supply chain, even when it moves between facilities or operators. The aggregated view that Track-and-Trace software seeks to ensure that the end product being sold has been grown, harvested, processed, transferred and sold compliantly, and provides assurance of safety to consumers.

Using our years of experience, proprietary databases, and resources to identify trends and predict changes in the cannabis industry we evolve our products and better assist our clients in operating in compliance with the applicable laws of their jurisdictions and capitalizing on commercial opportunities within the applicable regulatory framework, with accuracy, efficiency, and geographic specificity. We have worked with clients and governments across the globe to create customized solutions that fit their specific regulatory and commercially compliant needs. While the majority of our clients are in the U.S. and Canada, our solutions allow cannabis businesses to operate efficiently in this fast- changing industry and comply with state, local, and federal regulations (in countries such as Italy, Macedonia, and Colombia). Akerna and our family of companies is well-positioned to provide compliance solutions for the expanding national and international legal cannabis market.

Exploration of Strategic Alternatives — Sale of 365, Merger and Sale Transaction

In May 2022, we announced that we were exploring strategic alternatives to enhance shareholder value and engaged JMP as our financial advisor to assist in this process. In May 2022, we announced the implementation of a strategic restructuring with the objective of preserving capital. Our board of directors approved a restructuring plan following a review of our operations, cost structure and growth opportunities. The restructuring included a reduction in headcount and operating costs. We recorded a charge of $0.6 million in the six months ended June 30, 2022 as a result of the restructuring, which consisted of one-time termination benefits for employee severance, benefits and related costs, all of which resulted in cash expenditures and substantially all of which were paid out by the end of 2022.

On January 11, 2023, we completed the sale of 365 Cannabis to 365 Holdco LLC (the “Buyers”) pursuant to a stock purchase agreement (the “365 SPA”) for (i) cash in the amount of $0.5 million and the (ii) the termination and release of our obligation to the Buyers for contingent consideration in connection with our original acquisition of 365 Cannabis from the Buyers in 2021 (the “Earn-out Obligation”), subject to customary post-closing adjustments, if any. Any post-closing adjustments are generally limited to certain adjustments in accounts payable and indemnification obligations in accordance with the 365 SPA. Upon completion of the sale, $0.4 million of the total cash proceeds was placed into restricted accounts held as security for our 2021 Senior Secured Convertible Notes (the “Senior Convertible Notes”) while $0.1 million was subject to a hold-back (the “365 Holdback”) by the Buyers to be released to us and also placed into restricted accounts after all post-closing adjustments, if any, are resolved. In accordance with the 365 SPA, we and the Buyers agreed that the value of the Earn-out Obligation was $2.3 million, a reduction of $4.0 million from the original estimate, for purposes of the sale of 365 Cannabis and is reflected on our consolidated balance sheets as Contingent consideration payable.

On January 27, 2023, we, Akerna Merger Co., a Delaware corporation and wholly owned direct subsidiary of Akerna (“Merger Sub”), and Gryphon Digital Mining, Inc., a Delaware corporation (“Gryphon”), entered into an Agreement and Plan of Merger, as may be amended from time to time (the “Merger Agreement”), pursuant to which Merger Sub, will merge with and into Gryphon, with Gryphon surviving as a wholly-owned subsidiary of Akerna (the “Merger”).

At the effective time of the Merger (the “Effective Time”) each share of Gryphon’s common stock, par value $0.0001 per share (the “Gryphon Common Stock”), and Gryphon’s preferred stock, par value $0.0001 per share (the “Gryphon Preferred Stock”, collectively referred to herein with the Gryphon Common Stock as, the “Gryphon Shares”) outstanding immediately prior to the Effective Time, will be converted into the right to receive a per share portion of the aggregate number of shares of our common stock, par value $0.0001 per share (the “Akerna Common Stock”), to be issued at the Effective Time as consideration for the Merger, as calculated pursuant to the terms set forth in the Merger Agreement (the “Merger Consideration”).

Each share of Akerna Common Stock, each share of Akerna Common Stock reserved for each warrant to purchase Akerna Common Stock, each restricted stock unit of Akerna that settle in shares of Akerna Common Stock or each award of restricted shares of Akerna Common Stock that is issued and outstanding at the Effective Time will remain issued and outstanding, and such securities will be unaffected by the Merger. Immediately after the consummation of the Merger, Akerna securityholders as of immediately prior to the Merger are expected to own approximately 7.5% of the outstanding equity shares of the combined company on a fully diluted basis and former Gryphon equityholders are expected to own approximately 92.5% of the outstanding equity shares of the combined company on a fully diluted basis.

We have also entered into the Purchase Agreement, with Akerna Canada Ample Exchange Inc. (“Akerna Exchange”), a wholly owned subsidiary of Akerna, and MJ Acquisition Corp. (“MJ Acquisition”), on April 28, 2023, pursuant to which, subject to the satisfaction of the conditions set forth in the Purchase Agreement, we will sell to MJ Acquisition all of Akerna’s membership interests in MJ Freeway, LLC, a Colorado limited liability company (“MJ Freeway”), being all of the issued and outstanding membership interests of MJ Freeway (the “Membership Interests”), and Akerna Exchange will sell to MJ Acquisition all of Akerna Exchange’s capital stock of Ample Organics Inc., an Ontario corporation (“Ample”), being all of the issued and outstanding common and preferred shares of Ample (the “Capital Stock”) for a purchase price of $5,000,000, subject to adjustments as set forth in the Purchase Agreement (the “Sale Transaction”).

Shares of Akerna Common Stock are currently listed on The Nasdaq Capital Market under the symbol “KERN.” We will file an initial listing application for the combined company with The Nasdaq Stock Market Inc., or Nasdaq. After completion of the Merger, Akerna will be renamed “Gryphon Digital Mining, Inc.” and it is expected that the common stock of the combined company will trade on The Nasdaq Capital Market.

Our future business operations are highly dependent on the success of the Merger with Gryphon and Sale Transaction with MJ Acquisition. If the Merger and Sale Transaction are completed, our business will cease to be software solutions within the cannabis industry and will become the business of Gryphon, which is net carbon neutral bitcoin mining.

Exchange Agreements

Concurrently with the signing of the Merger Agreement, we entered into exchange agreements (the “Exchange Agreements”) with each of the holders (each, a “Holder”) of our senior secured convertible notes (the “Notes”) issued pursuant to a securities purchase agreement dated October 5, 2021. Pursuant to the Exchange Agreements, each Holder has agreed to exchange a certain aggregate conversion amount of the Notes no greater than the lesser of (i) the aggregate amount then outstanding under the Notes and (ii) such portion of the maximum note amount set forth in the Exchange Agreement for such Holder that is convertible into 19.9% of the common stock of Akerna then outstanding into such number of shares of newly designated Series C Preferred Stock of Akerna, which will have an aggregate voting power and economic value equal to the aggregate number of shares of common stock then issuable upon conversion of such amount of Note.

The Series C Preferred Stock will have the terms and conditions set forth in the Certificate of Designation of the Series C Preferred Stock. The Series C Preferred Stock is non-convertible, voting preferred stock. Upon the closing of a change of control transaction, the Series C Preferred Stock will be automatically redeemed pursuant to its terms for consideration of a share equivalent basis equal to the same consideration held after the consummation of the change of control transaction by a stockholder that held one share of common stock prior to the consummation of the change of control transaction. The Series C Preferred Stock can also be redeemed for cash at the option of Akerna and in limited circumstances redeemed for cash at the option of the holder.

Under the Exchange Agreements, Akerna has agreed that 50% of the gross proceeds from any subsequent placements will be used to repay the aggregate amounts then outstanding under the Notes, allocated pro rata to the holders of Notes then outstanding based on the aggregate principal amount of Notes outstanding as of the time of such applicable subsequent placement (“Subsequent Placement Redemption”).

Further, Akerna has agreed that on or prior to the closing of the Merger, if any Notes are then outstanding, Akerna will consummate one or more Company Optional Redemptions (as defined in the Notes) pursuant to Section 9(a) of the Notes (as amended under the Exchange Agreements), using the lesser of (A) the difference of (I) the sum of (x) all cash then held by Akerna (or any of its subsidiaries) and (y) any cash to be paid, directly or indirectly, to Akerna (or any of its subsidiaries) in connection with the transactions contemplated by the Merger Agreement and/or the SPA, as applicable, less (II) $500,000 and (B) an aggregate amount of cash equal to the Company Optional Redemption Price of the aggregate Conversion Amount (as defined in the Notes) of the Notes then outstanding (with each such Company Optional Redemption allocated pro rata to the holders of Notes then outstanding based upon the aggregate principal amount of Notes then outstanding) (the “Cash Sweep”).

Upon closing of the Merger, the Exchange Agreements provide that if any portion of the Notes remain outstanding other than such portion of the applicable Company Optional Redemption Price of the Notes to be paid in cash pursuant to the Cash Sweep, to exchange the remaining Conversion Amount of the Notes into such aggregate number of shares of common stock (the “New Note Exchange Shares”) equal to the quotient of (A) the applicable Company Optional Redemption Price of the remaining Conversion Amount of the Notes then outstanding divided by (B) the lower of (x) the lowest volume weighted average price of the Common Stock during the five (5) Trading Day period ending, and including, the Trading Day immediately prior to the closing and (y) the Conversion Price (as defined in the Notes) in effect as of the closing; and (ii) in accordance with the terms of the Series C Certificate of Designations, the Series C Preferred Stock shall be exchanged into the Change of Control Redemption/Exchange Consideration (as defined in the Series C Certificate of Designations) (with any shares of common stock included in such applicable Change of Control Redemption/Exchange Consideration, if any, the “New Preferred Exchange Shares”, and together with the New Note Exchange Shares, the “Final Closing Exchange Shares”); provided, however, that to the extent that any issuances of Final Closing Exchange Shares to a Holder at the closing in accordance herewith or pursuant to the Series C Certificate of Designations, as applicable would result in such Holder and its other Attribution Parties (as defined in the Note) exceeding the Maximum Percentage (as defined in the Note) (as calculated in accordance with Section 3(d)(i) of the Note) (a “Maximum Percentage Event”), then such Holder shall not be entitled to receive such aggregate number of Final Closing Exchange Shares in excess of the Maximum Percentage (and shall not have beneficial ownership of such Final Closing Exchange Shares (or other equivalent security) as a result of the closing (and beneficial ownership) to such extent of any such excess), such remaining portion of such Final Closing Exchange Shares that would have otherwise been issued to the Holder at the Final Closing (such remaining portion of Final Closing Exchange Shares, the “Abeyance Shares”), such portion of the Note and/or shares of Series C Preferred Stock, as applicable, shall alternatively be exchanged for the right to receive such Abeyance Shares (with a beneficial ownership and issuance limitation substantially in the form of Section 3(d) of the Note, mutatis mutandis), at such time or times as its right thereto would not result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times, if any, such Holder shall be granted such remaining portion of such Abeyance Shares in accordance herewith and/or pursuant to the Series C Certificate of Designations, as applicable.

The closing of the exchange of a certain portion of the Notes into the Series C Preferred Stock and the exchange of any remaining Notes and the Series C Preferred Stock into shares of common stock at the Closing of the Merger is subject to certain customary conditions and, in relation to the exchange into Series C Preferred Stock, subject to Akerna completing a subsequent placement for gross aggregate proceeds of at least $500,000.

Industry & Competition

We believe the growing cannabis industry in numerous states in the U.S. and other countries represents a significant market opportunity for our technology, as legally licensed operating companies need to ensure they operate within applicable laws and carefully track inventory. With democratic leadership and the new legislation passed during the 2020 election improving the outlook of the industry and a congress that is committed to push forward cannabis policy, the industry’s growth potential has large near-term upside. Since state governments require supply chain transparency to ensure compliance and the maintenance of the seed-to-sale life cycle within their jurisdictions, each new regulated jurisdiction offers an expanded market opportunity for Akerna.

The regulated cannabis industry (medicinal and adult-use) is experiencing rapid growth. According to BDSA’s 2021 Essential Cannabis Insights, December 2022 Vol 4, Issue 10, legal cannabis sales in the U.S. passed $25 billion in 2021, growth of 40% over 2020’s $18 billion. BDSA’s Cannabis Market Forecast update from September 2021 noted sales are forecasted to rise to $46 billion in 2026, a CAGR of 14% from 2021. Global cannabis sales reached nearly $29 billion in 2021, an increase of 45% over 2020 sales of $20 billion. BDSA forecasts global cannabis sales will grow from $29 billion in 2021 to $61 billion in 2026, a compound annual growth rate (CAGR) of more than 16%.

The COVID-19 pandemic has had a positive effect on the growth and acceptance of the cannabis industry. Fitting into a non-cyclical, vice product category has worked to the industry’s advantage overall based on the 2020 sales data. Although many cannabis companies felt extremely adverse circumstances, and some were even forced to close or sell their businesses, this has accelerated a predictable M&A marketplace in which licenses are being acquired for a fraction of what they cost only one year ago. The largest Multi-State Operators (MSOs) are growing and financing faster than ever before. For example, Curaleaf, one of the largest MSOs, opened their 100th retail location in February 2021. As a result of the current M&A marketplace, the landscape is beginning to position itself in a similar way that the alcohol industry has, with major companies controlling a vast majority of market share. Akerna is positioned as an enterprise-level offering to address the needs of these large MSOs that continue to grow through consolidation. The addition of the MJ Analytics seed-to-sale reporting engine, built on the architecture of leading business intelligence platform, Domo, further positions Akerna as an enterprise-level solution.

Further to our current addressable market, the regulatory changes in the 2018 Farm Bill in the U.S. have created an opportunity for hemp-based CBD in general retail and pharmaceutical channels. Additionally, multiple countries across the world have legalized hemp for growth and export including Canada, China, Italy, Australia, and South Korea. In the U.S., hemp-derived CBD is available broadly across retailers (not solely licensed cannabis dispensaries), including online, drug and convenience stores, natural product, beauty, grocery, and pet stores. According to Grand View Research, Industrial Hemp Market Analysis, the global CBD market size was valued at USD 2.8 billion in 2020 and is expected to expand at a compound annual growth rate (CAGR) of 21.2% from 2021 to 2028.

The unfortunate events of the 2019 vape scare in the U.S. prompted regulatory changes and additional requirements, including anti- counterfeiting tags and codes. With major investment and partnership with Solo, Akerna has provided a solution to address the issue for both regulators and operators. The combined supply chain transparency solution was chosen by the State of Utah, requiring all medical dispensary products to be validated. Markets and Markets projects that the anti-counterfeit packaging market size will grow from $105.9 billion in 2018 to $182.2 billion by 2023, at a CAGR of 11.5%. The anti-counterfeit packaging market is projected to witness high growth due to the increasing focus of manufacturers on brand protection to reduce counterfeiting. By leveraging this investment, we strengthen our current addressable market with an essential compliance tool.

The cannabis industry is a fast-growing, increasingly complex, and rapidly changing landscape. Arcview Market Research and BDS Analytics note that the range of regulatory schemes is wide, and fines for non-compliance are steep. Proper, safe, and profitable operation of a cannabis business requires a full understanding of applicable laws, the ability to track plants and products to ensure compliance with these laws, and the ability to operate at scale in a competitive environment.

Competitive Landscape

The competitive set within the cannabis technology and consulting space has traditionally been comprised of several smaller and specialized companies with limited access to capital. As part of our growth strategy, we may seek to acquire assets or companies that are synergistic with our business. We have built a scalable infrastructure to support both rapid organic growth and targeted acquisitions. By providing the full seed-to-sale solution, we believe we are well-positioned to be an acquirer of cannabis technology solutions throughout the supply chain. We compete with numerous technology and consulting companies that offer services that are similar to some of our services including, but not limited to, Acumatica, BDS Analytics, BioTrackTHC, Canna Advisors, Cova Cannabis, Dutchie, Flowhub, Headset, Jane, Metrc, New Frontier Data, Nextec, 3C, Treez, and TILT Holdings.

We face competition in each of the service markets in which we operate. We believe, however, that we possess relative strengths in each market that provide us with competitive advantages, including:

•        the range of services offered by us;

•        our management personnel and their industry knowledge and experience; and

•        our proprietary databases, which are only available to users of our platforms and consulting services.

Range of Services

We believe we possess a unique viewpoint into the industry because we offer solutions to, and work with, both commercial businesses and government regulatory agencies towards the common goal of ensuring regulatory compliance and real-time monitoring of inventory and sales. We offer a complete range of both software and services to meet these needs for both state governments and commercial businesses. While we do not face competition from firms focusing on specific subsets of our markets, there are a very limited number of competitors providing products or services that compete with our complete range of products and services. We compete with software companies offering a product to businesses only in a certain geographic region or of a certain business type. We also compete with consulting firms serving a specific phase of the cannabis plant life cycle.

Industry Knowledge and Experience

Our management personnel have extensive technical and business operations knowledge and experience within the cannabis and technology industries, which has been developed through numerous years of service in key roles with a broad range of both cannabis and technology companies, both in terms of product and service type and size. We leverage this knowledge and experience to guide our product and service development and delivery. Our management team possesses significant compliance expertise, allowing us to continually monitor changes in legislation and regulation within the markets we and our clients operate. We face competition from companies that have teams with technical expertise or cannabis industry experience, but there are a limited number of competitors who have both and who understand the interplay between software and technology development and the application of the same to the evolving cannabis compliance landscape.

Proprietary Databases

Over a decade of operations have provided us with a statistically significant dataset of cannabis transaction information that we believe cannot be readily duplicated by new entrants into the marketplace. This growing database includes proprietary sales, market trends, customer preferences, pricing, and regulatory data. We use this dataset to predict trends more accurately in the marketplace and make this dataset available to users of our platforms, providing greater utility to clients in this regard than can be provided by competing platforms.

Products and Solutions Software

SMB Market

Akerna’s suite of small and medium business (“SMB” or “Non-Enterprise”) products including MJ Platform® and Ample Organics provide SaaS offerings for legal cannabis, hemp and CBD businesses. We provide government-licensed cultivators, manufacturers, distributors, and retail dispensaries with a data-driven seed-to-sale tracking platform that provides clients with an enterprise resource planning solution for managing their inventory and regulatory compliance. Akerna’s products and ecosystem of connections are used by clients to compliantly track inventory through all phases of the seed-to-sale cycle — from cultivation to extraction and infusion to packaging, distribution and retail sales. Data points are collected at every stage of the product life cycle and about multiple aspects of the plant’s growing environment, manufacturing processes, and ingredients, as well as retail pricing and purchase data. In Canada, the first G7 country with a federally legal market, we have a pharmacy portal and insurance adjudication. We service licensed operators in all verticals of the industry, including cultivation, manufacturing, distribution, and retail dispensaries. We have significant client presence for our commercial software solutions in mature cannabis markets such as Arizona, California, Michigan, Pennsylvania, Colorado, Utah, Illinois, Oklahoma, and Puerto Rico, as well as Canada.

We have exclusivity in the Pennsylvania and Utah markets due to our government contracts, which require operators in the states to use MJ Platform®.

Government Market

Leaf Data Systems — Government Regulatory Software

Leaf Data Systems® is our SaaS product for government agencies. Leaf Data Systems® provides regulatory authorities with visibility into the operations of licensed medical and recreational cannabis businesses. Government regulators desire visibility at critical junctures within the seed-to-sale chain of custody in order to ensure public safety, monitor sales data for the purposes of taxation, and perform physical inspections of cannabis industry facilities. Leaf Data Systems® allows for specific data points captured during these workflows to be compiled into the state and regional view retrievable by regulatory officials.

Licensed cannabis facilities within a state can track plant and product movement and waste across their organization, which is processed into reporting tailored to the government agencies that regulate and enforce the rules of the industry. This gives regulators a tool for transparency and accountability across the cannabis supply chain to ensure public and product safety as well as to monitor sales and inventory within the industry. Leaf Data Systems® is customized to the regulations of the state in which it is contracted and tailored to capture the relevant data points desired by regulatory officials.

Leaf Data Systems® is currently serving two state clients, the Commonwealth of Pennsylvania and the State of Utah. The State of Utah mandates the use of our proprietary solo*TAGTM the world’s first cryptographically-secure, cannabis product authentication system, exclusively for governments as an alternative to radio-frequency identification tracking. This customized system includes an electronic verification and inventory control system to track plants and products throughout the compliance supply chain.

Business Intelligence and Data Analytics Products

We have three data products: MJ Analytics (“MJA”); Akerna Acumen Big Data, which both leverage the extensive data captured in each of MJ Platform’s cultivation, E&I, distribution, and retail modules; and Ample Data, which leverages data obtained through Canadian regulated retail channels.

MJ Analytics

MJA gives MJ Platform® clients access to aggregate data across their organization to keep track of emerging legal and commercial trends, allowing for informed actionable insights at various levels within the organization, including room, location, state, brand, and administration. MJ Platform® allows users to align their operational data from three vantage points: in real-time, past trends, and predictive future. This proprietary database assists the user in making important decisions in real-time with respect to product monitoring, tracking, planning, and pricing.

Built in partnership with Domo and Snowflake, MJA is monetized through the provision of Data Analytics subscriptions to clients. We typically grant a limited, non-exclusive, non-sublicensable license to use our industry data for internal management, reporting, and business optimization purposes. The information typically supplied to clients is aggregated and anonymized information regarding products, which may or may not be those of the client, sold through sales generated through our online service platforms.

Akerna Acumen Business Intelligence

We have cultivated a substantial legal cannabis dataset with over $30 billion in sales tracked and twelve years of data across 30+ states and multiple countries. With the contractual ability to aggregate and anonymize this data, we have launched the Akerna Acumen product to provide banks, investors, researchers, cannabis businesses, and non-cannabis businesses with cannabis market intelligence and valuable market comparison data. The data is available in various formats and is available with updates as frequently as daily.

Ample Data

Ample has created Ample Data, a retail analytics platform for the cannabis industry that applies the same proven solution to data streams ingested from various points within the regulated supply chain. Ample Data is designed to provide key insights for Canadian cannabis license holders, cannabis agencies and government regulators.

Cannabis Business Consulting

We provide project-focused consulting services to clients that are initiating or expanding their cannabis businesses or are interested in data consulting engagements regarding the legal cannabis industry. We typically provide our consulting services to clients in emerging markets that are seeking consultation on newly introduced licensing regimes and assistance with the regulatory compliant build-out of operations in newly opened states.

Entering the cannabis industry is a significant undertaking. We work with clients to efficiently comply with state requirements in connection with the launch and operations of their cannabis businesses. Our management and key personnel bring deep cannabis industry experience to us. Our management team and key personnel have broad experience gained from working with numerous cannabis businesses, with operational experience across every vertical (e.g., cultivation, processing, and retail). Our team members have previously managed projects, including cultivation facilities exceeding 100,000 square feet, retail operations with locations in multiple states, and online businesses serving an entire country.

Competitive Advantage

Partner API.    We host an open application programming interface (“API”) ecosystem and are continually developing and maintaining an extensive collection of integrations that are designed to connect our solutions to over 80 partners, provide full-service solutions at all points in the cannabis business life cycle, including compliance, hardware, banking, accounting, online ordering, payment solutions, CRM and loyalty, delivery, and business analytics. We believe these integrations provide a competitive advantage as they reduce implementation time, effort, and cost while providing a holistic cannabis solution; We have certified API integration with tier one ERP software providers supplying sophisticated accounting solutions that collect and store business transactions to satisfy external reporting requirements. Additionally, we leverage revenue sharing agreements and referral programs with our strategic partners to further grow our business and our revenue.

Technology.    As the inventors of Seed-To-Sale technology, our proprietary platform is an Amazon Web Services (“AWS”) cloud-based software solution. We offer specialized cannabis workflows specific to the needs of the industry. We serve all verticals of the cannabis supply chain (cultivation, manufacturing, distribution, retail and delivery). We are one of the few true, single-platform Seed-To-Sale solutions in the cannabis space, and the sophistication of our technology allows us to uniquely scale across legal markets. Our platform has processed over $30 billion in legal cannabis sales, with speed, reliability, and security capabilities designed to serve the needs of even the largest of enterprise customers. Compliance with state regulations is built into our platform infrastructure, assisting clients in their efforts to operate within the regulatory parameters of their individual markets. The business insights provided by the data collection throughout the supply chain enables businesses to optimize their operations and make crucial data-driven decisions for their business. These insights are easily analyzed and made actionable by our MJ Analytics module, built in partnership with Domo, a leading BI platform.

Learning Management System.    Through our license with ZolTrain, we are able to provide our Akerna clients with training modules to educate and on-board their staff and improve the patient /consumer experience by pairing education with product information both in person and through digital channels. The Zoltrain platform allows cannabis employees to self-direct their own learning and certification through an Akerna specific curriculum, and their employers are able to monitor and track their progress, assisting clients in ensuring that their staff is fully trained and knowledgeable about the software they are required to use within their job functions. This is one of the only learning management system (“LMS”) platforms specifically designed both for the industry and for our software. It provides detailed notes, takeaways, scored exams and certificates of completion, ensuring staff knows their Seed-To-Sale software inside and out. Zoltrain modules are dynamic, and can be easily updated to accommodate new content or education on new product offerings. The AmpleLearn platform is a similar onboarding and education tool developed for Ample Organics clients to assist with building their proficiency using the software in Canada. Similar to Zoltrain, AmpleLearn is built on industry tested content within a dynamic learning environment. There are assessments, progress reports and certifications that are all available to both the employee and their supervisor. The AmpleLearn product is maintained by the internal team at Ample Organics, ensuring that the content is always up-to-date with the most recent software upgrades and functionality.

Customers

Businesses across the cannabis and hemp industries and of all sizes, ranging from small, single location/ single vertical businesses to multi-state enterprise operations, use the Akerna family of solutions. The cannabis industry is still very much in its infancy compared to more established markets, and as it matures, we are seeing a shift in the typical business model. In the beginning, most operators only managed a single location, or a single vertical operation, and therefore many of our longer-standing clients fall into the small to mid-market size business. Over the past few years, and significantly expedited by the COVID-19 pandemic, we are witnessing large-scale, rapid consolidation within the industry. Many of the original small licensees are being purchased and assumed into larger, multi-state, enterprise level organizations. Our software solutions are designed to be scalable, and as we see this shift in the market, we are focused on extending our customer reach to address the needs of the emerging enterprise level operator. We believe these larger multi-state/multi-vertical operations represent significant long-term future growth opportunities as the cannabis industry continues to consolidate. As more states legalize, these operators are identifying future growth opportunities into these expanded legal markets and need a software solution that can grow with them.

Sales and Marketing

We sell our solutions primarily on a subscription basis with module-based and user-seat pricing, allowing businesses to customize their solution based on their specific business model or vertical. With our integrations to major accounting solutions and cannabis service providers, we are able to customize solutions for all sizes and types of businesses. To gain market share and expand beyond the small to mid- size market, Akerna invests in specialized go-to-market strategies for sales and marketing unique to each state and customer segment.

Our omnichannel marketing program, which includes paid and unpaid digital advertising, event marketing, account-based marketing, content marketing, prospect database nurturing, and other digital marketing activities, is designed to capture inbound marketing leads. We also leverage our expertise and industry intel to identify and engage directly with our prospective customers, especially at the enterprise level. Additionally, we have a broad ecosystem of partners across the cannabis industry and have selectively implemented referral and revenue sharing opportunities with the key players.

We reach each market segment, from emerging small business to enterprise, through channels and tactics that match their expectations for content, outreach, timeliness, and service level. This can require high touch service for some enterprise customers, with more a traditional purchase path for the smallest companies. We hire and train both sales and marketing professionals specialized for the market and the customer segment.

For growth in the regulatory and consulting side, we stay current on emerging legal markets, both nationally and globally to actively conduct outreach and education programs to engage with state regulators and business owners. This strategy strongly supports the growth of our consulting client bases, as we provide license application assistance in new markets, and require in-depth understanding of the regulatory guidelines to be able to successfully win licenses for our customers. We leverage our expertise to provide thought-leadership and industry guidance in order to gain recognition as a leader in the space.

Government Regulation

Cannabis and Cannabis-derived Products

We do not grow, handle, process, or sell cannabis or cannabis-derived products, nor do we ever possess any such material or process any transactions related to the sale of the same. We only provide a technology platform for our clients to assist them with their compliance with state law and to monitor and control their inventory in compliance with state regulatory environments. We do not receive any commissions from sale by our clients and our revenue generation is not based on the sales of cannabis products by our clients, but rather we generate revenues through a fixed-fee based subscription and professional services revenue model. We are not directly subject to state or federal government drug regulation and our products are only intended to be used to assist with compliance with applicable state laws, under which our clients operate.

Our clients are subject to state and federal law as it relates to cannabis growth, processing, and sale. As of March 2023, 38 U.S. states have legalized cannabis in some form. The federal government regulates drugs through the Controlled Substances Act (“CSA”) (21 U.S.C. § 811), which does not recognize the difference between medical and recreational use of cannabis. State laws regulating cannabis are in direct conflict with the CSA, which prohibits cannabis use and possession. Although certain states and territories authorize medical or recreational cannabis cultivation, manufacturing, production, distribution, and sales by licensed or registered entities, under federal law, the cultivation, manufacture, distribution, possession, use, and transfer of cannabis and any related drug paraphernalia, unless specifically exempt, is illegal and any such acts are criminal acts under the CSA.

While the U.S. Department of Justice has used prosecutorial discretion to not prioritize enforcement actions against state-legal cannabis businesses that are compliant with state, county, municipal and other local laws and regulations and which do not trigger any other federal enforcement priorities, the Department of Justice reserves the right to enforce federal law and there can be no assurance that the federal government will not enforce the CSA and related federal laws in the future. Any shift in enforcement priority at the Department of Justice or with the individual U.S. Attorneys with jurisdiction over our clients, could have a drastic and adverse impact upon our clients and our business.

While we do not grow, handle, process or sell cannabis or cannabis-derived products, our receipt of funds from clients that do conduct such operations in violation of federal law exposes us to risks related to federal racketeering laws. The Racketeer Influenced Corrupt Organizations Act (“RICO”) is a federal statute providing criminal penalties in addition to a civil cause of action for acts performed as part of an ongoing criminal organization. Under RICO, it is unlawful for any person who has received income derived from a pattern of racketeering activity (which includes most felonious violations of the CSA), to use or invest any of that income in the acquisition of any interest, or the establishment or operation of, any enterprise which is engaged in interstate commerce. RICO also authorizes private parties whose properties or businesses are harmed by such patterns of racketeering activity to initiate a civil action against the individuals involved. Although RICO suits against the cannabis industry are rare, a few cannabis businesses have been subject to a civil RICO action.

Our receipt of payments from clients engaged in state-legal cannabis operations could also subject us to the consequences of a variety of federal laws and regulations that involve money laundering, financial record keeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”) and any related or similar rules, regulations or guidelines, issued, administered or enforced by the federal government. Because the funds from activities that are illegal under the CSA, banks and other financial institutions providing services to us risk violation of federal anti-money laundering statutes (18 U.S.C. §§ 1956 and 1957), the unlicensed money-remitter statute (18 U.S.C. § 1960) and the Bank Secrecy Act, among other applicable federal statutes. Banks often refuse to provide banking services to businesses involved in the cannabis industry due to the present state of federal laws and regulations governing financial institutions. The lack of banking and financial services presents unique and significant challenges to businesses in the cannabis industry and we may experience similar difficulties in obtaining and maintaining regular banking and financial services because of the activities of our clients.

Any violations of federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens or criminal charges, including but not limited to, seizure of assets, disgorgement of profits, cessation of business activities or divestiture. In the event that any of our operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize our ability to declare or pay dividends or effect other distributions. Furthermore, while there are no current intentions to declare or pay dividends in the foreseeable future, in the event that a determination was made that our proceeds from operations (or any future operations) could reasonably be shown to constitute proceeds of crime, we may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Privacy & Customer Data

Regulation related to the provision of services over the Internet is evolving, as federal, state, and foreign governments continue to adopt new, or modify existing, laws and regulations addressing data privacy and the collection, processing, storage, transfer, and use of data. In some cases, data privacy laws and regulations, such as the European Union’s (“EU”) General Data Protection Regulation (“GDPR”) that took effect in May 2018, impose obligations directly on us as both a data controller and a data processor, as well as on many of our clients. In addition, domestic data privacy laws, such as the California Consumer Privacy Act (“CCPA”), which took effect in January 2020, continue to evolve and could expose us to further regulatory burdens. Further, laws such as the EU’s proposed e-Privacy Regulation are increasingly aimed at the use of personal information for marketing purposes and the tracking of individuals’ online activities.

Although we monitor the regulatory environment and have invested in addressing these developments, such as GDPR and CCPA readiness, these laws may require us to make additional changes to our services to enable us or our clients to meet the new legal requirements, and may also increase our potential liability exposure through higher potential penalties for non-compliance. These new or proposed laws and regulations are subject to differing interpretations and may be inconsistent among jurisdictions. These and other requirements could reduce demand for our services, require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer, and process data or, in some cases, impact our ability or our clients’ ability to offer our services in certain locations, to deploy our solutions, to reach current and prospective customers, or to derive insights from customer data globally. The costs of compliance with, and other burdens imposed by, privacy laws, regulations, and standards may limit the use and adoption of our services, reduce overall demand for our services, make it more difficult to meet expectations from or commitments to clients, lead to significant fines, penalties or liabilities for non-compliance, impact our reputation, or slow the pace at which we close sales transactions, any of which could harm our business.

Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding data privacy and may cause our clients or our clients’ customers to resist providing the data necessary to allow our clients to use our services effectively. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of our products or services and could limit the adoption of our cloud-based solutions.

Patents and Trademarks

We primarily rely upon a combination of confidentiality procedures, contractual provisions, copyright, trademark, patent, and trade secret laws, and other similar measures to protect our proprietary information and intellectual property.

We hold two patents in the U.S., through Solo, related to its Solo*ID proprietary technology. One patent has an issue date of December 1, 2009 and is set to expire on December 1, 2029. The other patent has an issue date of May 31, 2011 and is set to expire on July 11, 2025. We also have two patent applications that are currently pending action by the U.S. Patent Office. One was filed on April 22, 2011 by MJF and the other was filed on January 22, 2022 related to Solo blockchain technology.

We and our wholly-owned subsidiaries hold 19 trademarks in the U.S., principally related to Akerna, MJ Freeway, Leaf Data Systems®, our Daily Dose mailer, Solo*ID and our logos and designs, seven in Canada, principally related to Ample, AmpleCentral, AmpleData, AmpleExchange and Ample’s logos and designs and one each with Colombia, Jamaica and the European Union Intellectual Property Office (“EUIPO”) related to Ample’s logo and designs.

Employees

As of December 31, 2022, we had 112 full time employees. Of these employees, 85 are based in the U.S. and 27 are based in Canada. Our workforce is highly educated, with most of our employees working in engineering, technical, or professional roles. None of our employees is a member of a union or a party to any collective bargaining agreement. We believe our relations with our employees are good.

Legal Proceedings

On December 4, 2020, TechMagic USA LLC (“Tech Magic”) filed suit against our wholly-owned subsidiary, Solo, in Massachusetts Superior Court, Department Business Litigation, seeking recovery for certain unpaid invoices pursuant to a Master Services Agreement dated February 5, 2018 (the “Master Services Agreement”) by and between TechMagic and Solo. The recovery sought for continued fees under the Master Services Agreement through the end of January 2021. Akerna provided a notice of termination of the Master Services Agreement on November 23, 2020 and the parties dispute the effective date of the termination. Solo disputes the validity of the invoices, in whole or in part. Mr. Ashesh Shah, formerly the president of Solo and currently the holder of less than five percent of our issued and outstanding shares of Common Stock is, to our knowledge, the founder and one of the principal managers of TechMagic. On May 21, 2021, Solo filed suit against two of Solo’s former directors, Mr. Shah and Palle Pedersen. Solo sought recovery for Mr. Shah’s intentional interference with contractual relations, and the defendant’s breaches of various fiduciary duties owed to Solo. Defendant Shah engaged in improper communications with Solo’s customers with the intent that those customers cease their contractual relations with Solo. The defendants also entered into an improper contract with a contractual counter party with whom the defendants had a conflict of interest. The defendants filed a motion to dismiss, which the court found unpersuasive and denied. In July 2022, we entered into an agreement with TechMagic and the defendants to dismiss all litigation and claims described above. In connection with the settlement agreement, we reversed our previously accrued loss contingency of $0.5 million during the second quarter of 2022 and no amounts were paid in cash.

On April 2, 2021, TreCom Systems Group, Inc. (“TreCom”) filed suit against Akerna and MJF in federal District Court for the Eastern District of Pennsylvania, seeking recovery of up to approximately $2.0 million for services allegedly provided pursuant to a Subcontractor Agreement between MJF and TreCom. MJF provided a notice of termination of the operative Subcontractor Agreement on August 4, 2020. MJF disputes the validity of TreCom’s invoices and the enforceability of the alleged agreement that TreCom submitted to the court. Akerna filed counterclaims against

TreCom for breach of contract, a declaratory judgment, commercial disparagement, and defamation. TreCom failed to return Akerna’s intellectual property and issued numerous disparaging statements to one of Akerna’s clients. TreCom subsequently filed a motion to dismiss these counterclaims, which was denied by the court. Akerna intends to vigorously defend against TreCom’s claims, and pursue its own claims. With respect to the TreCom matter, we established a loss contingency $0.2 million in 2021 which remains outstanding as of December 31, 2022.

On January 13, 2023, Courier Plus Inc. d/b/a Dutchie (“Dutchie”) filed a complaint in the Court of Common Please, Dauphin County, Pennsylvania against Akerna and MJF alleging unfair competition, tortious interference and unjust enrichment with respect to MJF’s exclusive contract with the State of Pennsylvania. We filed a preliminary objection alleging serious defects, such as jurisdiction, and we worked with the State of Pennsylvania to ensure compliance with our contract. We intend to defend our position vigorously and, at the is time, do not believe an estimate of potential loss, if any, is appropriate.

Company Information

Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”) because we went public in the U.S. in January 2018 and meet the criteria outlined in the JOBS Act. We will remain an emerging growth company until up to the last day of the fiscal year following the fifth anniversary of our initial public offering, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non- convertible debt during the preceding three-year period. As allowed by the JOBS Act, we have elected to utilize the extended transition period provided to non-public companies for complying with new or revised accounting standards.

Available Information

We make available, free of charge, on or thorough our website, at www.akerna.com, our annual report on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934. Our website and the information contained therein or connected thereto are not intended to be, and are not incorporated into this Annual Report on Form 10-K.

AKERNA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Akerna’s financial condition and results of operations in conjunction with the audited and interim financial statements and the related notes, each included elsewhere in this proxy statement/prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect Akerna’s plans, estimates, beliefs and expectations that involve risks and uncertainties. Akerna’s actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this proxy statement/prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statement.”

Akerna is the leading provider of SaaS solutions within the cannabis industry that enable regulatory compliance and inventory management through our wholly-owned subsidiaries MJF, Trellis, Ample, Solo, Viridian, and 365 Cannabis. Our proprietary suite of solutions are adaptable for industries in which interfacing with government regulatory agencies for compliance purposes is required, or where the tracking of organic materials from seed or plant to end products is desired. We also develop products intended to assist states in monitoring licensed businesses’ compliance with state regulations and to help state-licensed businesses operate in compliance with such law. We provide our commercial software platform, MJ Platform®, Trellis®, Ample, Viridian and 365 Cannabis to state-licensed businesses, and our regulatory software platform, Leaf Data Systems®, to state government regulatory agencies. Our Viridian and 365 Cannabis solutions are considered enterprise offerings (“Enterprise”) and all other solutions are considered non-enterprise offerings (“Non-Enterprise”) that meet the needs of our small and medium business (“SMB”) and government regulatory agency customers. We offer our software solutions to our customers as a subscription-based service. Subscription fees are based upon the chosen package which includes differentiated platform capabilities, support and user accounts. As customers recognize the value of our platform, we increasingly engage with them to facilitate broad adoption across other parts of their business.

We consult with clients on a wide range of areas to help them successfully maintain compliance with state laws and regulations. We provide project-focused consulting services to clients who are initiating or expanding their cannabis business operations or are interested in data consulting engagements with respect to the legal cannabis industry. Our advisory engagements include service offerings focused on compliance requirement assessments, readiness and best practices, compliance monitoring systems, application processes, inspection readiness, and business plan and compliance reviews. We typically provide our consulting services to clients in emerging markets that are seeking consultation on newly introduced licensing regimes and assistance with the regulatory compliant build-out of operations.

Key Business Metrics

In addition to our results determined in accordance with GAAP, we believe earnings before interest, taxes, depreciation and amortization, or EBITDA, and Adjusted EBITDA are useful in evaluating our operating performance. We use EBITDA and Adjusted EBITDA, to evaluate our ongoing operations and for internal planning and forecasting purposes. Please see the heading “Non-GAAP Financial Measures” for additional discussion and a reconciliation of our net loss determined in accordance with GAAP to these non-GAAP measures.

Key Developments

The following general business developments had or may have a significant impact on our results of operations, financial position and cash flows:

Strategic Shift in Business Strategy

As previously disclosed, we have been engaged in considering strategic partnerships and evaluating potential strategic transactions in a comprehensive effort to address our financial challenges and our ability to continue as a going concern. During the fourth quarter of 2022, we committed to a number of significant actions described below that collectively represent a strategic shift in our business strategy for 2023 and beyond.

Exiting the Enterprise Software Business

The development of our Enterprise software business unit, which began with the acquisitions of Viridian and 365 Cannabis in 2021, did not achieve a sustainable scale in a timely manner consistent with our original plans. Accordingly, we committed to an effort to market this business unit during the fourth quarter of 2022. Ultimately we secured a buyer for 365 Cannabis and were engaged in exclusive negotiations through December 31, 2022 and into January 2023. On January 11, 2023, we completed the sale of 365 Cannabis to the Buyers pursuant to the 365 SPA for (i) cash in the amount of $0.5 million and the (ii) the termination and release of our obligation to the Buyers for contingent consideration in connection with the Earn-out Obligation, subject to customary post-closing adjustments, if any. Any post-closing adjustments are generally limited to certain adjustments in accounts payable and indemnification obligations in accordance with the 365 SPA. Upon completion of the sale, $0.4 million of the total cash proceeds was placed into the Restricted Accounts held as security for the Senior Convertible Notes while $0.1 million was subject to the 365 Holdback by the Buyers to be released to us and also placed into the Restricted Accounts after all post-closing adjustments, if any, are resolved. In accordance with the 365 SPA, we and the Buyers agreed that the value of the Earn-out Obligation was $2.3 million, a reduction of $4.0 million from the original estimate, for purposes of the sale of 365 Cannabis and is reflected on our consolidated balance sheets as Contingent consideration payable.

While we explored similar sale options for Viridian, we were unable to commit to any definitive transaction. Accordingly, we informed Viridian’s customers that we do not plan to continue software and support services beyond the date of existing contracts, all of which expire during the first quarter of 2023. With the sale of 365 Cannabis and our commitment to wind down the operations of Viridian, we have effectively exited the Enterprise software business. Accordingly, we have suspended efforts to seek any new revenue generating opportunities and will only service the existing customers of Viridian in connection with our contractual commitments. Continuing revenues and expenses in the first quarter of 2023 are not anticipated to be material.

Disposal of Non-Core SMB Software Products and Brands

In addition to the our exit from the Enterprise software business, we initiated efforts in the fourth quarter of 2022 to explore a sales process for the non-core components and brands of our SMB/Non-Enterprise business unit, including Trellis, a cultivation and compliance software platform, Solo, a seed-to-sale tagging and tracking software platform, Last Call Analytics (“LCA”), a retail analytics platform and wholly-owned subsidiary of Ample, and our equity investment in Zol Solutions, Inc. (“ZolTrain”). On January 31, 2023, we completed the sale of LCA for cash in the amount of $0.1 million, subject to post-closing adjustments, if any. In December 2022, we sold our investment in ZolTrain for a nominal amount (see Note 7 - Investments to the consolidated financial statements). While we pursued sale opportunities for Trellis and Solo, we were ultimately unable to commit to any definitive transactions. Accordingly, we have communicated with the remaining customers of those businesses that we will discontinue software service and support upon the expiration of existing contracts during the first half of 2023. Similar to Viridian, as discussed above, we have suspended efforts to seek any new revenue generating opportunities and will only service the existing customers of Solo and Trellis in connection with our contractual commitments. Continuing revenues and expenses in the first half of 2023 are not anticipated to be material.

Exit Strategy

With the completion of the sales of 365 Cannabis, LCA and ZolTrain and the commitment to effectively discontinue and wind down the operations and service associated with Viridian, Solo and Trellis, our remaining core SMB and governmental business unit is comprised of MJF and Ample. Concurrent with the actions described above, we entered into letters of intent with two unrelated parties in the fourth quarter of 2022 to (i) explore the sale of our remaining core SMB and governmental business unit and (ii) realize the potential value of our publicly-held holding company through a merger or similar transaction. Collectively, pursuit of these transactions reflects our intention to fully exit the SaaS industry.

On January 27, 2023, we and Akerna Exchange entered into the Sale Transaction with POSaBIT to sell MJF and Ample to POSaBIT for a purchase price of $4.0 million in cash. See “Item 1 – Business – Business Overview — Exploration of Strategic Alternatives — Merger and Sale Transaction” for a more detailed description of the Sale Transaction and the underlying MJF-Ample Purchase Agreement.

On January 27, 2023, we entered into the Merger Agreement with Gryphon and Akerna Merger. Upon the terms and subject to the satisfaction of the conditions provided in the Merger Agreement, including the approval of the transaction by Akerna’s and Gryphon’s stockholders, Akerna Merger will be merged with and into Gryphon with Gryphon surviving the Merger as a wholly-owned subsidiary of Akerna. See “Item 1 — Business — Business Overview — Exploration of Strategic Alternatives — Merger and Sale Transaction” for a more detailed description of the Merger and the underlying Merger Agreement.

On January 27, 2023, we entered into the Exchange Agreements with the holders of our Senior Convertible Notes. See “Item 1 — Business Overview — Exchange Agreements” for a more detailed description of the Exchange Agreements.

Financial Reporting and Classification

As a result of the corporate actions described above, 365 Cannabis and LCA (together, the “Discontinued Group”) met the criteria to be considered “held for sale” as that term is defined in accounting principles generally accepted in the United States (“GAAP”). Accordingly, the assets and liabilities of these entities are classified and reflected on our consolidated balance sheets as held for sale as of December 31, 2022 and 2021, respectively, and their results of operations are classified as “discontinued operations” in the consolidated statements of operations for the years ended December 31, 2022 and 2021, respectively. Certain financial disclosures including major components of the assets and liabilities and results of operations of the Discontinued Group are provided in Note 17 to the consolidated financial statements. Our core SMB and governmental business unit (MJF and Ample), the businesses for which we have committed to terminate operations (Viridian, Solo and Trellis) and our publicly-held parent holding company (Akerna Corp.) comprise our continuing operations. Collectively, these entities are presented as continuing operations for all periods presented herein and until such time that stockholder approval is received for the Sale Transaction and the Merger.

The results of operations of our discontinued operations and the assets and liabilities of these operations that are held for sale and certain other additional disclosures are provided in Note 17 to the consolidated financial statements.

Preferred Stock Offering and Re\verse Stock Split

On October 4, 2022, we completed an offering 400,000 of shares of the Company’s Series A Convertible Redeemable Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), and 100,000 shares of the Company’s Series B Convertible Redeemable Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock,” and together with the Series A Preferred Stock, the “Convertible Redeemable Preferred Stock”), at an offering price of $9.50 per share, representing a 5 percent original issue discount to the stated value of $10.00 per share, for gross proceeds of approximately $4.75 million in the aggregate, before the deduction of $0.4 million for fees and offering expenses of our financial advisor. We also incurred and paid approximately $0.1 million of other issue costs attributable to third-party professional and legal fees. The aggregate net proceeds (after deducting the fees and expenses of our financial advisor) together with the additional amount to provide for the 105 percent redemption premium, or $0.5 million, on the Convertible Redeemable Preferred Stock was deposited in an account with an escrow agent.

On November 7, 2022, we held a special meeting of stockholders to consider an amendment (the “Amendment”) to our Amended and Restated Certificate of Incorporation (the “Charter”), to effect the Reverse Stock Split as determined by our Board of Directors. The holders of the Convertible Redeemable Preferred Stock agreed to not transfer, offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of the shares of the Convertible Redeemable Preferred Stock until the Reverse Stock Split, voted the shares of the Series A Preferred Stock purchased in the offering in favor of the Amendment and voted the shares of the Series B Preferred Stock purchased in the offering in a manner that “mirrored” the proportions on which the shares of Common Stock (excluding any shares of Common Stock that did not vote), the Company’s Special Voting Preferred Stock (excluding any proportion of the Special Voting Preferred Stock that did not vote) and Series A Preferred Stock voted on the Reverse Stock Split. The Reverse Stock Split required the approval of the majority of the issued and outstanding shares entitled to vote on the matter. Because the Series B Preferred Stock was automatically and without further action of the holder voted in a manner that “mirrored” the proportions on which the shares of Common Stock (excluding any shares of Common Stock that were not voted), the Company’s Special Voting Preferred Stock (excluding any proportion of the Special Voting Preferred Stock that was not voted) and Series A Preferred Stock voted on the Reverse Stock Split, abstentions by common stockholders did not have any effect on the votes cast by the holders of the Series B Preferred Stock. The Amendment was approved on November 7, 2022 and the Reverse Stock Split was effectuated at 12:01 a.m. Eastern Standard Time on November 8, 2022.

The holders of all of the Convertible Redeemable Preferred Stock redeemed their shares for cash at 105 percent of the stated value, or $10.50 per share, of such shares on November 9, 2022. Accordingly, we directed the escrow agent to pay $5.25 million on November 10, 2022 to the holders from the escrow account established upon the date of the Convertible Redeemable Preferred Stock offering. The amounts paid over the offering price upon redemption are considered “deemed” dividends and reported as a reduction of Additional paid-in capital in the consolidated statement of changes in stockholders’ equity (deficit).

ATM Offering Program

In 2021, we entered into an Equity Distribution Agreement with Oppenheimer & Co. Inc. (“Oppenheimer”) and A.G.P./Alliance Global Partners (“AGP”) pursuant to which we could offer and sell from time to time, up to $25 million of shares of our Common Stock through an “at the market” equity offering program (the “2021 ATM Program”). From its inception through September 23, 2022, a total of 118,629 shares of Common Stock with an aggregate gross purchase price of $2.7 million, including 90,808 shares with an aggregate gross purchase price of $0.8 million sold during 2022, were sold under the 2021 ATM Program. On September 23, 2022, we, Oppenheimer and AGP mutually agreed to terminate the 2021 ATM Program.

On September 28, 2022, we entered into a new agreement with AGP pursuant to which we may offer and sell up to $20.0 million of shares of our Common Stock (the “2022 ATM Program”) from time to time through AGP as the sales agent for which they will receive a commission of 3.0 percent of the gross proceeds. The 2022 ATM Program is currently limited to $3.5 million due to certain restrictions imposed by the registration statement underlying the offering (the “Baby Shelf Limitation”). Under the Baby Shelf Limitation, we may not offer Common Stock under the registration statement with a value of more than one-third of the aggregate market value of our Common Stock held by non-affiliates in any twelve-month period, so long as the aggregate market value of our Common Stock held by non-affiliates is less than $75.0 million. Net proceeds from the sale of Common Stock under the 2022 ATM Program have been and will continue to be used for general corporate purposes including working capital, marketing, product development and capital expenditures. Through December 31, 2022, we sold a total of 552,148 shares of Common Stock with an aggregate gross purchase price of $1.1 million under the 2022 ATM Program leaving $2.4 million remaining available under the Baby Shelf Limitation.

2022 Unit Offering

On July 5, 2022, we completed an offering (the “2022 Unit Offering”) which was comprised of an aggregate of (i) 29,382,861 units consisting of 1,469,143 shares of Common Stock together with Common Stock warrants (the “Common Warrants”) to purchase up to 1,469,143 shares of Common Stock (together, the “Units”) and (ii) 14,095,400 pre-funded units, consisting of 14,095,400 pre-funded warrants (“Pre-funded Warrants”) to purchase 704,770 shares of Common Stock, together with Common Warra any combination thereof solely to cover over-allotments nts to purchase up to 704,770 shares of Common Stock (together, the “Pre-funded Units”). The Units were sold at a public offering price of $0.23 per unit and the Pre-funded Units were sold at a public offering price of $0.2299 per pre-funded unit. The Pre-Funded Warrants were exercised immediately thereafter at their nominal exercise price of $0.002 per share. The Common Warrants accompanying each of the Units and Pre-funded Units were issued separately and are immediately tradeable separately upon issuance. The Common Warrants have an exercise price of $4.60 per share subject to certain adjustments, are immediately exercisable and will expire five years from the date of issuance. In connection with the Convertible Redeemable Preferred Stock offering, the exercise price of the Common Warrants was reduced to $3.518 per share effective October 5, 2022.

We granted the Underwriter a 45-day option from the effective date of the 2022 Unit Offering to purchase from us (i) additional shares of Common Stock and/or (ii) Common Warrants and/or (iii) Pre-Funded Warrants, in any combination thereof solely to cover over-allotments (the “Over-allotment Option”); however, the Over-allotment Option expired unexercised on August 14, 2022. In addition, we issued to the Underwriter warrants to purchase additional shares of Common Stock (the “Underwriter Warrants”). Upon the expiration of the Over-allotment Option, the Underwriter Warrants provided for the purchase of up to 108,696 shares of Common Stock. The Underwriter Warrants are exercisable at any time and from time to time, in whole or in part, commencing from six months after June 29, 2022 (the “Effective Date”) and ending five years from the Effective Date, at a price per share equal to $4.60, subject to certain adjustments. In connection with the Convertible Redeemable Preferred Stock offering, the exercise price of the Underwriter Warrants was reduced to $3.518 per share effective October 5, 2022. The Underwriter Warrants may be transferred by the Underwriter without restriction during the same period.

The Unit Offering closed on July 5, 2022 and we received net proceeds of approximately $9.2 million after deducting underwriting discounts and commissions and related expenses including legal and other professional fees. In connection with an amendment to the Senior Convertible Notes that deferred principal payments to 2023 and provided for certain waivers, among others (see Note 10 - Long Term Debt to the consolidated financial statements), a total of $7.0 million of the proceeds were deposited into the Restricted Accounts. We used the remaining net proceeds from the 2022 Unit Offering for general corporate purposes, including working capital, marketing, product development and capital expenditures. As of September 30, 2022, a total of 45,652,174 warrants exercisable for 2,282,609 shares of Common Stock remain outstanding from the 2022 Unit Offering including 43,478,261 Common Warrants exercisable for 2,173,913 shares of Common Stock and 2,173,913 Underwriter Warrants exercisable for 108,696 shares of Common Stock.

Restructuring

In May 2022, we implemented a corporate restructuring initiative (the “Restructuring”) as approved by our Board of Directors. The Restructuring resulted in a reduction of our workforce by 59 employees, or approximately 33 percent of the Company’s headcount at that time. We incurred costs of approximately $0.6 million in severance benefits, including employee insurance, associated payroll taxes and legal costs in connection with the Restructuring. This amount was fully attributable to our continuing operations. Of the total, $0.3 million was included in Sales and marketing costs, $0.2 million was recorded in Product development costs and less than $0.1 million was included in each of Cost of revenue and General and administrative expenses, respectively. All amounts incurred were settled in cash during the year ended December 31, 2022. Accordingly, we have no material obligations remaining associated with the Restructuring. In addition to the reduction in force, our executive leadership team was subject to a temporary 25 percent reduction in salary during the second quarter of 2022.

Components of Results of Operations

Revenue

We generate revenue from two primary sources: (1) software and (2) consulting services. Revenue from software comprised approximately 95 percent and 91 percent of our revenue for the years ended December 31, 2022, and 2021, respectively. Revenue from consulting services comprised approximately 5 percent and 9 percent of our revenue for the same periods, respectively.

Software.    Our software is solutioned for our key markets, SMB and government regulatory agencies. In these markets, software revenue is generated from subscriptions and services related to the use of our commercial software platforms, MJ Platform®, and our government regulatory platform, Leaf Data Systems®. Software contracts are generally quarterly or annual contracts paid monthly, quarterly, or annually in advance of service and cancellable upon 30 or 90 days’ notice, although we do have many multi-year commercial software contracts. Leaf Data Systems® contracts are generally multi-year contracts payable annually or quarterly in advance of service. MJ Platform® and Leaf Data Systems® contracts generally may only be terminated early for breach of contract as defined in the respective agreements. Amounts that have been invoiced are initially recorded as deferred revenue or contract liabilities.

Consulting Services.    Consulting services revenue is generated by providing solutions for prospective and current cannabis, hemp and CBD business operators in the pre-application of licensures and pre-operational phases of development. These services include application and business plan preparation as they seek licenses to be granted. Consulting projects completed during the pre-application phase generally solidify us as the software vendor of choice for subsequent operational phases once the operator is granted the license. As a result, our consulting revenue is driven as new emerging states pass legislation, and as our client-operators gain licenses.

Other Revenue.    Our other revenue is derived primarily from point-of-sale hardware and other non-recurring revenue.

Cost of Revenue and Operating Expenses

Cost of Revenue.    Our cost of revenue is derived from direct costs associated with operating our commercial and government regulatory software platforms and providing consulting services. The cost of revenue for our commercial and government regulatory platforms relates primarily to hosting and infrastructure costs and subcontractor expenses incurred in connection with certain government contracts. Consulting cost of revenue relates primarily to our employees’ and consultants’ salaries and other related compensation expenses. We record the cost of revenue using the direct cost method. This method requires the allocation of direct costs including support services and materials to the cost of revenue.

Product Development Expenses.    Our product development expenses include salaries and benefits, nearshore contractor expenses, technology expenses, and other overhead related to the ongoing maintenance of our commercial and government regulatory software platforms and planning for new software development. Product development costs, other than software development expenses qualifying for capitalization, are expensed as incurred. Capitalized software development costs consist primarily of employee-related costs. We devote substantial resources to enhancing and maintaining our technology infrastructure, developing new and enhancing existing solutions, conducting quality assurance testing, and improving our core technology.

Sales and Marketing Expenses.    Sales and marketing expense is primarily salaries and related expenses, including commissions, for our sales, marketing, and client service staff. We also categorize payments to partners and marketing programs as sales and marketing expenses. Marketing programs consist of advertising, events, such as trade shows, corporate communications, brand building, and product marketing activities. The timing of these marketing events will affect our marketing costs in a particular quarter. We defer the portion of sales commissions that is considered a cost of obtaining a new contract with a customer and amortize these deferred costs over the period of benefit, currently one year. We expense the remaining sales commissions as incurred. The rates at which sales commissions are earned varies depending on a variety of factors, including the nature of the sale (new, renewal, or add-on service offering), the type of service or solution sold, and the sales channel.

General and Administrative Expenses.    Our general and administrative expenses include salaries and benefits and other costs of departments serving administrative functions, such as executive and corporate governance, finance and accounting, human resources, public relations and investor relations. In addition, general and administrative expense includes non-personnel costs, such as professional fees and other supporting corporate expenses not allocated to cost of revenue, product and development or sales and marketing.

Results of Operations for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

The following table highlights our operating revenues and expenses for the year ended December 31, 2022 as compared to the year ended December 31, 2021:

	Year Ended December 31,		Change Period over period
	2022	2021
Revenue
Software	$12,920,647	$15,984,376	$(3,063,729)	(19)%
Consulting	682,309	1,510,413	(828,104)	(55)%
Other revenue	42,074	132,308	(90,234)	(68)%
Total revenue	13,645,030	17,627,097	(3,982,067)	(23)%

Cost of revenue	5,412,388	7,433,884	(2,021,496)	(27)%
Gross profit	8,232,642	10,193,213	(1,960,571)	(19)%
Gross profit percentage	60%	58%

Operating expenses
Product development	4,690,967	5,892,022	(1,201,055)	(20)%
Sales and marketing	6,053,172	7,708,265	(1,655,093)	(21)%
General and administrative	8,344,613	10,173,630	(1,829,017)	(18)%
Depreciation and amortization	5,622,274	5,174,551	447,723	9%
Impairment of long-lived assets	38,967,295	14,354,114	24,613,181	171%
Total operating expenses	63,678,321	43,302,582	20,375,739	47%

Loss from operations	$(55,445,679)	$(33,109,369)	$(22,336,310)	67%

Revenue

Software Revenue

Total software revenue declined to $12.9 million for the year ended December 31, 2022 from $16.0 million for the year ended December 31, 2021, for a decrease of $3.1 million, or 19 percent. Software revenue accounted for 95 percent and 91 percent of total revenue in 2022 and 2021, respectively. The decline is primarily attributable to (i) customer attrition and declines in business development with a focus on maintenance-only after the Restructuring for Ample, Solo, Trellis and Viridian ($2.1 million), (ii) the loss of subscription service for the state of Washington for 2022 ($0.7 million) and (iii) the transition of a key client’s business from implementation fees to traditional subscription service from 2021 to 2022 ($0.5 million). These declines were partially offset by higher revenues attributable to subscription service for the states of Utah and Pennsylvania ($0.2 million) and higher revenues attributable to a new text-capable application ($0.1 million).

Consulting Revenue

Our consulting revenue was $0.7 million for the year ended December 31, 2022 compared to $1.5 million for the year ended December 31, 2022, a decrease of $0.8 million, or 55 percent. Consulting revenue was 5 percent and 9 percent of total revenue for 2022 and 2021, respectively. Due to the nature of consulting revenue, our dependence on emerging market activity as a driver of demand, the percentage of consulting revenue over total revenue has varied from period to period depending on whether state legislation has expanded to allow new market entrants or growth of existing market participant operations.

Other Revenue

Other revenue includes retail/resale revenue, which is generated from point-of-sale hardware and other non-recurring revenues. Other revenue was less than $0.1 million and $0.1 million for the years ended December 31, 2022 and 2021 and was less than 1 percent of total revenue for each of the years ended December 31, 2022 and 2021, respectively.

Cost of Revenue

Cost of revenue decreased to $5.4 million for the year ended December 31, 2022 from $7.4 million for the year ended December 31, 2021, for a decrease of $2.0 million, or 27 percent. The decrease was due primarily to the following (i) $0.8 million of lower software application and hosting expenses, (ii) $0.5 million of lower hardware and platform license expenses, (iii) $0.2 million of lower salary-related and contractor expenses and (iv) $0.1 million of lower stock-based compensation. In addition, we recorded a reversal of a legal contingency of $0.5 million that was initially recognized in 2021 (see Note 12 — Commitments and Contingencies to the consolidated financial statements for further discussion of this matter).

Gross Profit

Gross profit decreased to $8.2 million for the year ended December 31, 2022 from $10.2 million for the year ended December 31, 2021, for a decrease of $2.0 million, or 19 percent. Gross profit percentage increased to 60 percent for the year ended December 31, 2022 from 58 percent for the year ended December 31, 2021. This decline in gross profit was due primarily to the decline in revenue despite the higher relative gross profit margin.

Operating Expenses

Product Development

Product development expense decreased to $4.7 million for the year ended December 31, 2022 from $5.9 million for the year ended December 31, 2021, for a decrease of $1.2 million, or 20 percent. The decrease was due primarily to lower salary-related and contractor expenses in the amount of $0.9 million and $0.5 million of lower stock-based compensation expense. In addition, we incurred $0.2 million of lower recruiting expenses. These declines were primarily attributable to the effects of the Restructuring in 2022 which reduced our overall headcount. The restructuring resulted in $0.2 million of direct costs attributable to Product development. In addition, we incurred higher software application and hosting expenses of $0.1 million and a $0.1 million increase to a legal settlement reserve in the 2022 period.

Sales and Marketing

Sales and marketing expense decreased to $6.1 million for the year ended December 31, 2022 from $7.7 million for the year ended December 31, 2021, for a decrease of $1.7 million or 21 percent. The decrease was due primarily to lower salary-related and contractor expenses in the amount of $1.2 million and $0.5 million of lower stock-based compensation expense. We also incurred $0.2 million of lower trade show and related promotional expenses during 2022. These declines were primarily attributable to the effects of the Restructuring in 2022 which reduced our overall headcount. The restructuring resulted in $0.3 million of direct costs attributable to Sales and marketing. In addition, we incurred higher software and application expenses of $0.1 million in the 2022 period.

General and Administrative

General and administrative expense decreased to $8.3 million for the year ended December 31, 2022 from $10.2 million for the year ended December 31, 2021, for a decrease of $1.8 million, or 18 percent. This decrease was due primarily to $2.4 million of lower restructuring costs as the 2021 period included the termination of our office spaces in Denver in December 2021 and Toronto in June 2021 and the associated write-off of certain leasehold improvements. In addition, we had a reduction in acquisition-related expenses of $0.4 million as we completed two acquisitions, Viridian and 365 Cannabis, during 2021 and none in 2022. These decreases were partially offset by (i) $0.4 million of higher salary and related benefits and recruiting costs due in part to addressing employee turnover in certain key management positions, (ii) $0.3 million of higher professional fees due primarily to multiple proxy solicitations for shareholder votes including the Reverse Stock Split and multiple SEC filings associated with the proxies and the 2022 ATM Program and (iii) $0.3 million of higher software and applications costs.

Depreciation and Amortization

Depreciation and amortization expense increased to $5.6 million for the year ended December 31, 2022 from $5.2 million for the year ended December 31, 2021. The increase is due primarily to an increase of $2.8 million in capitalized software during 2022 prior to the assessment for impairment during the fourth quarter of 2022 (see below).

Impairment of long-lived assets

During 2022, we determined that the carrying value of the capitalized software associated with MJF, Solo, Trellis and Viridian were not recoverable with its undiscounted cash flows during their remaining useful lives. Accordingly, we recorded a charge of $4.6 million to fully impair these assets. With the exception of the intangible assets attributable to Ample, we fully impaired our intangible assets due to our intention to discontinue Solo, Trellis and Viridian resulting in a charge of $3.2 million. Based on our qualitative assessment of goodwill and consideration of the Sale Transaction as well as our intention to wind down and discontinue service for Solo, Trellis and Viridian, we determined in December 2022 that it was necessary to impair the remaining goodwill asset by an incremental $3.8 million. During the first and second quarters of 2022, we recognized impairments of $15.4 million and $11.9 million to goodwill, respectively, due primarily to continued declines in market valuations. During the year ended December 31, 2021, primarily due to a continued decline in market valuation and a flattening in the operating results of Ample, Solo, Trellis and Viridian compared to acquisition assumptions, we recognized an impairment of $14.4 million to goodwill.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP.

Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. Other companies, including companies in our industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. We attempt to compensate for these limitations by providing specific information regarding the GAAP items excluded from these non-GAAP financial measures.

Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures with their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

EBITDA and Adjusted EBITDA

We believe that EBITDA and Adjusted EBITDA, when considered with the consolidated financial statements determined in accordance with GAAP, are helpful to investors in understanding our performance and allows for comparison of our performance and credit strength to our peers. EBITDA and Adjusted EBITDA should not be considered alternatives to net loss as determined in accordance with GAAP as indicators of our performance or liquidity.

We define EBITDA as net loss before loss from discontinued operations, net of tax, interest expense (income), net, changes in fair value of convertible notes, changes in fair value of derivative liability, provision for income taxes, and depreciation and amortization. We calculate Adjusted EBITDA as EBITDA further adjusted to exclude the effects of the following items for the reasons set forth below:

•        impairment of long-lived assets, as this is a non-cash, non-recurring item, which effects the comparability of results of operations and liquidity;

•        stock-based compensation expense, as this represents a non-cash charge and our mix of cash and share-based compensation may differ from other companies, which affects the comparability of results of operations and liquidity;

•        costs incurred in connection with business combinations that are required to be expensed as incurred in accordance with GAAP, because business combination costs are specific to the complexity and size of the underlying transactions and are not reflective of our ongoing operations;

•        costs incurred in connection with non-recurring financing activities and related transactions, including the Reverse Stock Split as well as fees incurred as a direct result of electing the fair value option to account for our debt instruments;

•        restructuring charges, which includes severance costs to terminate employees in functions that have been eliminated, costs to terminate a lease and the related non-cash write-off of leasehold improvements and furniture, as we believe these costs are not representative of operating performance;

•        gain on the forgiveness of PPP loan, as this is a one-time forgiveness of debt that is not recurring across all periods and we believe inclusion of the gain is not representative of operating performance;

•        gain on the extinguishment of debt attributable to repayment of the 2020 Notes prior to their maturity that is not recurring across all periods and we believe inclusion of the gain is not representative of operating performance;

•        loss on sale of investment that is not recurring across all periods and we believe inclusion of the loss is not representative of operating performance;

•        equity in losses of investees because our share of the operations of investees is not representative of our own operating performance and may not be monetized for a number of years;

•        other non-operating income which affects the comparability of results of operations and liquidity.

The reconciliation of net loss to EBITDA and Adjusted EBITDA is as follows:

	Year Ended December 31,
	2022	2021
	(unaudited)	(unaudited)
Net loss	$(79,057,610)	$(31,328,711)
Loss from discontinued operations, net of tax	20,432,174	248,244
Interest expense, net	853,716	1,530,703
Change in fair value of convertible notes	2,884,273	1,365,904
Change in fair value of derivative liability	(63,178)	(248,198)
Income tax benefit	(716,155)	(2,263,725)
Depreciation and amortization	5,622,274	5,174,551
EBITDA	$(50,044,506)	$(25,521,232)
Impairment of long-lived assets	38,967,295	14,354,114
Stock-based compensation expense	808,682	1,964,638
Business combination and merger related costs	5,081	449,940
Non-recurring financing fees	583,482	458,691
Restructuring charges	552,563	2,420,092
Gain on forgiveness of PPP loan	—	(2,234,730)
Gain on extinguishment of debt	—	(186,177)
Loss on sale of investment	221,101	—
Equity in losses of investee	—	7,564
Other non-operating income, net	—	(243)
Adjusted EBITDA	$(8,906,302)	$(8,287,343)

Going Concern and Management’s Liquidity Plans

In accordance with the Financial Accounting Standards Board’s (“FASB”) standard on going concern, Accounting Standard Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”), we assess going concern uncertainty in our consolidated financial statements to determine if we have sufficient cash, cash equivalents and working capital on hand, including marketable equity securities, and any available borrowings on loans, to operate for a period of at least one year from the date the consolidated financial statements are issued, which is referred to as the “look-forward period” as defined by ASU 2014-15. As part of this assessment, based on conditions that are known and reasonably knowable to us, we will consider various scenarios, forecasts, projections, estimates and will make certain key assumptions, including the timing and nature of projected cash expenditures or programs, and our ability to delay or curtail expenditures or programs, if necessary, among other factors. Based on this assessment, as necessary or applicable, we make certain assumptions regarding implementing curtailments or delays in the nature and timing of programs and expenditures to the extent we deem probable that such implementations can be achieved and we have the proper authority to execute them within the look-forward period in accordance with ASU 2014-15.

The accompanying consolidated financial statements have been prepared on the basis that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. However, since our inception in 2019 we have incurred recurring losses from operations, used cash from operating activities, and relied on capital raising transactions to continue ongoing operations. As of December 31, 2022, we had a working capital deficit of $7.8 million with $0.9 million in cash available to fund future operations. We anticipate continuing to generate losses from operations and using cash from operating activities for the foreseeable future, although at lower than historical levels as a result of restructuring actions taken during the second quarter of 2022 and the curtailment of activities associated with our discontinued operations and those businesses that we intend to wind-down. Collectively, these factors raise substantial doubt about the ability of the Company to continue to operate as a going concern for the twelve months following the issuance of our consolidated financial statements.

As described above and in Note 1 to the consolidated financial statements, we have committed to the Sale Transaction to complete our intended exit from the SaaS industry and to the Merger as the most favorable strategic alternative for our stockholders. There can be no assurance that we will be successful in executing and completing the Sale Transaction and the Merger and obtaining sufficient funding, if necessary, on terms acceptable to us to fund continuing operations through the anticipated closing of the aforementioned transactions, if at all. Our ability to continue as a going concern is dependent upon our ability to successfully execute the aforementioned transactions. Despite the comprehensive scope of our collective plans, the inherent risks associated with their successful execution are not sufficient to fully overcome substantial doubt about our ability to continue as a going concern for one year from the date of issuance of our consolidated financial statements. Accordingly, if we are unable to execute our plans within the timeframe described above, we may have to reduce or otherwise curtail our continuing operations which could significantly and adversely affect our results of operations or we may determine to dissolve and liquidate our assets. If we fail to meet the financial covenants of the Senior Convertible Notes and cannot obtain a waiver from such provisions or otherwise come to an agreement with the holders of the Senior Convertible Notes, such holders may declare a default which could subject our assets to seizure and sale, negatively impacting our business. The accompanying consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Cash Flows

Our cash and restricted cash balance was $8.2 million, including $0.3 million attributable to discontinued operations, as of December 31, 2022. Cash flow information is as follows:

	Year ended December 31,
	2022	2021
Cash provided by (used in):
Operating activities	$(10,900,729)	$(8,167,904)
Investing activities	(3,972,144)	(10,485,085)
Financing activities	8,635,827	14,736,252
Effect of change in exchange rates on cash and restricted cash	(22,225)	18,623
Net decrease in cash and restricted cash	$(6,259,271)	$(3,898,114)

Operating Activities

Our largest source of operating cash is cash collections from our customers for subscriptions to our products. Our primary uses of cash in operating activities are for employee-related expenditures, marketing expenses and third-party hosting costs. Net cash used in operating activities is impacted by our net loss adjusted for certain non-cash items, including depreciation and amortization expenses, impairments of long-lived assets, changes in the fair value of convertible notes, derivative liabilities and contingent consideration obligations, stock-based compensation, deferred income taxes, gains on the forgiveness and extinguishment of debt instruments, among other non-cash items as well as the effect of changes in operating assets and liabilities.

Net cash used in operating activities increased $2.7 million to $10.9 million during the year ended December 31, 2022 from $8.2 million during the year ended December 31, 2021. The increase in the use of cash from operating activities in the 2022 period as compared to the 2021 period was due primarily to the use of cash in the 2022 period associated with businesses that were acquired in 2021 particularly 365 Cannabis which became operational in the fourth quarter of 2021. The increase in the use of cash during the 2022 period was partially offset by lower payments during the 2022 period for (i) acquisition-transaction costs, (ii) restructuring costs and (iii) general operating costs in the second half of 2022 as a result of headcount reductions associated with the Restructuring that was implemented in May 2022.

Investing Activities

Our primary investing activities have consisted of capitalization of internal-use software necessary to deliver significant new features and functionality in our platforms which provide value to our customers. Other investing activities include cash outflows related to purchases of property and equipment, and from time-to-time, the cash paid for asset and business acquisitions.

Net cash used in investing activities decreased $6.5 million to $4.0 million during the year ended December 31, 2022 from $10.5 million during the year ended December 31, 2021. The decrease is due primarily to the (i) net cash paid as consideration for the 365 Cannabis acquisition and (ii) higher amounts invested in the development of our software products in the 2021 period. In addition, the use of cash in the 2022 period was partially offset by a return of cash attributable to working capital from the 365 Cannabis acquisition and proceeds from the sale of our investment in ZolTrain.

Financing Activities

Our financing activities have consisted primarily of proceeds from issuance of our Common Stock, including those through the 2022 Unit Offering and our ATM program, issuances and repayments attributable to our convertible debt and the value of shares withheld from the vesting of certain stock-based compensation awards.

During the year ended December 31, 2022, we received net proceeds of $9.2 million from the 2022 Unit Offering and $1.9 million from the issuance of 642,956 shares of Common Stock through the ATM programs which was partially offset by $1.4 million of principal payments on the Senior Convertible Notes. In addition, we paid approximately $1.0 million, net, in cash for the offering and subsequent redemption associated with the Convertible Redeemable Preferred Stock that was necessary to effectuate the Reverse Stock Split. During the year ended December 31, 2021, we received (i) cash proceeds of $18.0 million from the issuance of Senior Convertible Notes in October 2021 and (ii) cash proceeds in the amount of $1.8 million from the issuance of 27,819 shares of Common Stock through our 2021 ATM program. These cash receipts were partially offset by the value of shares withhold for tax withholdings and payments of principal on the 2020 Notes in the amount of $0.5 million and $4.6 million, respectively.

Off-Balance Sheet Arrangements

None.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements and the related notes included in this Annual Report on Form 10-K are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

Critical accounting policies and estimates are those that we consider critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We generate revenue through the sale of our cloud-based software and the delivery of consulting services. Revenues are recognized when control of these services is transferred to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those services. We determine revenue recognition through the following steps:

•        Identification of the contract, or contracts, with a customer

•        Identification of the performance obligations in the contract

•        Determination of the transaction price

•        Allocation of the transaction price to the performance obligations in the contract

•        Recognition of revenue when, or as, we satisfy a performance obligation

We recognize subscription on a ratable basis over the contract term beginning on the date that our service is made available to the customer. Our subscription contracts range from twelve months to thirty-six months in duration, are billed in advance and are non-cancelable. We consider the access to our platform and related support services in a customer contract to be a series of distinct services which comprise a single performance obligation because they are substantially the same and have the same pattern of transfer. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether transfer of control to customers has occurred. We record contract liabilities to deferred revenue when cash payments are received or due. Deferred revenue consists of the unearned portion of customer billings.

Consulting revenue contracts have an initial set of proprietary deliverables that are provided to clients upfront, which is considered a separate performance obligation. As such, 30% of the contract value is recognized upfront when deliverables are provided, with the remaining recognized over the life of the contract as the consulting services are performed.

Capitalized Software Development Costs

We capitalize software development costs incurred to develop functionality for our commercial software platforms and government regulatory software platform, as well as certain upgrades and enhancements that are expected to result in enhanced functionality. These costs include personnel and related expenses for employees, costs of third-party contractors and other services directly associated with the development projects. We capitalize certain software development costs for new offerings as well as upgrades to our existing software platforms. We amortize these development costs over the estimated useful life of two to five years on a straight-line basis. We believe there are two key estimates within the capitalized software balance, which are the determination of the amounts to be capitalized and the determination of the useful life of the software.

We determine the amount of software development costs to be capitalized based on the amount of time spent by our developers on projects in the application stage of development. Costs associated with building or significantly enhancing our commercial software platform and our government regulatory platform are capitalized, while costs associated with planning new developments and maintaining our software platforms are expensed as incurred. There is judgment involved in estimating the time allocated to a particular project in the application stage as well as the determination of whether the project is an enhancement to the existing software or maintenance thereof. A significant change in the time spent on each project or the determination of the nature of projects involving existing software platforms could have a material impact on the amount capitalized and related amortization expense in subsequent periods.

We determined that a two-to-five-year life is appropriate for our capitalized software based on our best estimate of the useful life of the software after considering factors such as continuous developments in the technology, obsolescence and anticipated life of the service offering before significant upgrades. Based on our prior experience, software will generally remain in use for a minimum of two to five years before being significantly replaced or modified to maintain pace with evolving client needs. While we do not anticipate any significant changes to this two-to-five-year estimate, a change in this estimate could produce a material impact on our consolidated financial statements. For example, if we received information that indicated the useful life of all software was one year rather than two to five, our capitalized software balance would materially decrease, and our expense would materially increase.

Stock-Based Compensation

Stock-based compensation for all employee and non-employee stock-based awards, including restricted stock units and restricted stock, is measured at fair value on the date of grant and recognized over the service period. The fair value of restricted stock units and restricted stock are calculated based on the fair value of our Common Stock on the date of grant.

Stock-based compensation expense is recognized over the requisite service periods of awards, which is typically one to four years for restricted stock units and restricted stock. The estimated forfeiture rate applied to employee awards is based on historical forfeiture rates. The estimated number of stock-based awards that will ultimately vest requires judgment, and to the extent actual results, or updated estimates, differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period actual results are realized or estimates are revised. A higher forfeiture rate will result in an adjustment that will decrease stock-based compensation expense, whereas a lower forfeiture rate will result in an adjustment that will increase stock-based compensation expense. We do not apply a forfeiture rate assumption to value non-employee awards, given the nature of the services provided.

Business Combinations

We account for business acquisitions using the purchase method of accounting, in accordance with which assets acquired and liabilities assumed are recorded at their respective fair values at the acquisition date. Goodwill represents the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed.

Significant judgment is used in determining fair values of assets acquired and liabilities assumed, as well as intangible assets and their estimated useful lives. Fair value and useful life determinations are based on, among other factors, estimates of future expected cash flows attributable to the acquired intangible assets and appropriate discount rates used in computing present values. Management applied significant judgement in estimating the fair value of the acquired developed technology intangible asset, which involved significant estimates and assumptions with respect to forecasted revenue growth rates, the revenue attributable to the acquired intangible asset over its estimated economic life and the discount rate. These judgments may materially impact the estimates used in allocating the purchase price consideration to the fair value of assets acquired and liabilities assumed, as well as our current and future operating results. Actual results may vary from these estimates that may result in adjustments to goodwill and acquisition date fair values of assets and liabilities during a measurement period or upon a final determination of asset and liability fair values, whichever occurs first. Adjustments to the fair value of assets acquired and liabilities assumed made after the end of the measurement period are recorded within our operating results.

Impairment of Goodwill and Acquired Intangible Assets

Goodwill is not amortized but rather tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill impairment is recognized when the carrying value of goodwill exceeds our implied fair value. Goodwill is evaluated for impairment annually on October 31, and whenever events or changes in circumstances indicate the carrying value of goodwill may be impaired.

Acquired intangible assets consist primarily of technology, customer relationships and trade names. Acquired intangible assets are recorded at fair value on the date of acquisition and amortized over their estimated useful lives following the pattern in which the economic benefits of the assets will be consumed, generally straight-line. We continually evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of amortizable long-lived assets may warrant revision or that the remaining balance may not be recoverable. When factors indicate that acquired intangible assets should be evaluated for possible impairment, we use an estimate of the related undiscounted future cash flows over the remaining life of the amortizable long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows do not exceed the carrying value of the asset, a loss is recorded as the excess of the asset’s carrying value over its fair value.

Determining if an impairment triggering event has occurred (which may include, but is not limited to, a significant adverse change in customer demand or business climate or a significant decrease in expected cash flows) requires significant management judgement.

Senior Convertible Notes

We determined upon the issuance of our Senior Convertible Notes to elect the fair value option. At issuance, the carrying value of the Senior Convertible Notes was recorded at estimated fair value calculated using probability weighted valuations of various settlement scenarios. The valuations of the various settlement outcomes were calculated using Monte Carlo simulation models and discounted cash flow models. We remeasure the Senior Convertible Notes to estimated fair value at each reporting period using valuation techniques similar to those applied at issuance. The change in the fair value resulting from changes in instrument specific credit risk is recognized as other comprehensive income with the remainder of the change recognized in current earnings. We believe key estimates used in accounting for the Senior Convertible Notes are the fair value at the reporting period end as well as the determination of the portion of the change resulting from instrument specific credit risk, including assumptions regarding the probability of various outcomes and the volatility of Akerna’s Common Stock. A significant change in the probability weighting or the volatility could have a material impact to the carrying value of the Senior Convertible Notes as well as the amount of change recognized during the period in earnings.

Income Taxes

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. We provide for income taxes at the current and future enacted tax rates and laws applicable in each taxing jurisdiction. We use a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. We recognize interest and penalties related to income tax matters in General and administrative expenses in the consolidated statement of operations.

We recognize deferred tax assets to the extent that its assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, we will make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Discontinued Operations

In accordance with GAAP, we assess our business units that we may, from time to time, consider for disposal by sale or means (i.e., abandonment). Those business units, which may be in the form of legal entities, divisions, product lines or asset and liability groups, among others, for which cash flows can be reasonably identified, that meet certain criteria are considered discontinued operations. Accordingly, their results of operations are presented in our statements of operations as “discontinued operations” and their associated assets and liabilities are considered “held for sale” or “discontinued,” as appropriate on our consolidated balance sheets.

Going Concern Assessment

We assess going concern uncertainty in our consolidated financial statements to determine if we have sufficient cash and cash equivalents on hand and working capital, including available loans or lines of credit, if any, to operate for a period of at least one year from the date our consolidated financial statements are issued, which is referred to as the “look-forward period” as defined by ASU No. 2014-15. As part of this assessment, based on conditions that are known and reasonably knowable to us, we consider various scenarios, forecasts, projections, and estimates, and we make certain key assumptions, including the timing and nature of projected cash expenditures or programs, and our ability to delay or curtail those expenditures or programs, if necessary, among other factors. Based on this assessment, as necessary or applicable, we make certain assumptions regarding implementing curtailments or delays in the nature and timing of programs and expenditures to the extent we deem probable those implementations can be achieved and we have the proper authority to execute them within the look-forward period in accordance with ASU No. 2014-15.

Recent Accounting Pronouncements

Please refer to Note 3 — “Summary of Significant Accounting Policies” to the consolidated financial statements for our discussion about new accounting pronouncements adopted and those pending.

DESCRIPTION OF AKERNA CAPITAL STOCK

As of May            , 2023, our authorized share capital consists of 150,000,000 shares of Common Stock, $0.0001 par value per share, of which 5,767,815 shares of common stock are issued and outstanding, 5,000,000 shares of Akerna Preferred Stock, $0.0001 par value per share, of which one share of special voting preferred stock is issued and outstanding with a voting equivalent of 281,724 shares of common stock. We are a Delaware corporation and our affairs are governed by our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws. The following are summaries of material provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws insofar as they relate to the material terms of our common stock. Complete copies of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws are filed as exhibits to our public filings.

Common Stock

All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Subject to the prior rights of all classes or series of stock at the time outstanding having prior rights as to dividends or other distributions, all stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. Subject to the prior rights of creditors of Akerna and the holders of all classes or series of stock at the time outstanding having prior rights as to distributions upon liquidation, dissolution or winding up of Akerna, in the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative, preemptive rights, or subscription rights.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights. Issuance of Preferred Stock by our board of directors may result in such shares having dividend and/or liquidation preferences senior to the rights of the holders of our common stock and could dilute the voting rights of the holders of our common stock.

Prior to the issuance of shares of each series of Preferred Stock, the board of directors is required by the Delaware General Corporation Law, and our certificate of incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including, but not limited to, some or all of the following:

•        the number of shares constituting that series and the distinctive designation of that series, which number may be increased or decreased (but not below the number of shares then outstanding) from time to time by action of the board of directors;

•        the dividend rate and the manner and frequency of payment of dividends on the shares of that series, whether dividends will be cumulative, and, if so, from which date;

•        whether that series will have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights;

•        whether that series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the board of directors may determine;

•        whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption;

•        whether that series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

•        whether or not the shares of the series will have priority over or be on a parity with or be junior to the shares of any other series or class in any respect;

•        the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights or priority, if any, of payment of shares of that series; and

•        any other relative rights, preferences and limitations of that series.

Once designated by our board of directors, each series of Preferred Stock may have specific financial and other terms that will be described in a prospectus. The description of the Preferred Stock that is set forth in any prospectus is not complete without reference to the documents that govern the Preferred Stock. These include our certificate of incorporation and any certificates of designation that our board of directors may adopt.

All shares of Preferred Stock offered hereby will, when issued, be fully paid and nonassessable, including shares of Preferred Stock issued upon the exercise of Preferred Stock Warrants or subscription rights, if any.

Although our board of directors has no intention at the present time of doing so, it could authorize the issuance of a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

Special Voting Share

The special voting share has a par value of $0.0001 per share. The special voting share entitles the holder thereof to an aggregate number of votes equal to the number of the Exchangeable Shares issued and outstanding from time to time and that are not owned by us or our subsidiaries. Except as otherwise provided herein or by law, the holder of the special voting share and the holders of our common stock will vote together as a single class on all matters submitted to a vote of Akerna’s stockholders. With respect to all meetings of stockholders of Akerna at which holders of Akerna shares are entitled to vote, each registered holder of Exchangeable Shares shall be entitled to instruct the trustee holding the special voting share to cast and exercise, in the manner instructed, that number of votes equal to the “Equivalent Vote Amount” for each Exchangeable Share owned of record by such holder of Exchangeable Shares at the close of business on the record date established by Akerna or by applicable law for such meeting, in respect of each matter, question, proposal or proposition to be voted on at such meeting. At such time as the special voting share has no votes attached to it, the special voting share shall be automatically cancelled.

Exchangeable Shares

The Exchangeable Shares of Exchangeco are intended to be substantially economically equivalent to shares of our common stock. The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares of Exchangeco include the following:

•        any holder of Exchangeable Shares of Exchangeco is entitled to require Exchangeco to redeem any or all of the Exchangeable Shares registered in his/her name in exchange for one share of our common stock for each Exchangeable Share presented and surrendered;

•        in the event Akerna declares a dividend on its common stock, the holders of Exchangeable Shares of Exchangeco are entitled to receive from Exchangeco the same dividend, or an economically equivalent dividend, on their Exchangeable Shares;

•        the holders of the Exchangeable Shares of Exchangeco are not entitled to receive notice of or to attend any meeting of the stockholders of Exchangeco or to vote at any such meeting, except as required by law or as specifically provided in the Exchangeable Share conditions; and

•        the holders of Exchangeable Shares of Exchangeco are entitled to instruct the Trustee to vote the special voting stock as described above.

Of the 3,294,574 Exchangeable Shares that were issued to former Ample stockholders in connection with the consummation of the Arrangement, an aggregate of 658,915 Exchangeable Shares were issued as “Closing Consideration” and an aggregate of 2,635,659 Exchangeable Shares, constituting part of the “Escrowed Consideration” were issued into escrow pursuant to an escrow agreement (the “Escrow Agreement”), entered into on July 7, 2020 by and among the Company, Exchangeco, John Prentice, as Shareholder Representative, and Odyssey Trust Company. Under the Escrow Agreement, subject to unresolved claims by the Company under the Arrangement Agreement in respect of fraud, the Escrowed Consideration shall be released to former Ample stockholders upon the six-, nine-, and twelve-month anniversaries of the Closing Date in accordance with the following schedule — 988,372 shares on the six-month anniversary, 823,643 shares on the nine-month anniversary, and 823,644 shares on the twelve-month anniversary. As of the date hereof, 3,012,850 Exchangeable Shares have been exchanged for 150,643 shares of common stock of Akerna on a post-split basis.

Registration Rights

We have granted registration rights under the Securities Act to certain holders of our common stock in relation to our acquisitions of Ample and 365 Cannabis and in relation to our issuance of the Senior Convertible Notes. In relation to Ample, we agreed to file and maintain, until no Exchangeable Shares remain outstanding, a registration statement regarding the exchange of the Exchangeable Shares into shares of our common stock pursuant to their terms. In relation thereto, we filed a registration statement on Form S-1 on July 9, 2020 (333-239783) which was brought effective on August 14, 2020, as amended on January 8, 2021 and as amended on Form S-3 on May 24, 2021. In relation to the acquisition transaction of 365 Cannabis, we have agreed to register the shares of common stock issuable upon initial closing of the transaction and upon settlement of the earn-out provision, if any. In relation to our issuance of the Senior Convertible Notes, we have agreed to file the registration statement of which this prospectus forms a part. We are also obligated to maintain such registration statement until the earlier of (i) the date as of which all of the holders may sell all of the conversion shares required to be covered by such registration statement without restriction pursuant to Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable), (ii) the date on which the holders shall have sold all of the registrable securities covered by such registration statement or (iii) the later of (x) ninety (90) calendar days after the date no Senior Convertible Notes remain outstanding and (y) the first anniversary of the maturity date of the Senior Convertible Notes. We may also be required in the future to file amendments to these registration statements to maintain effectiveness.

Election of Directors

Our Class I Directors hold office until the 2025 annual meeting of stockholders and are eligible for reelection at such meeting. Our Class II Directors held office until the 2023 annual meeting of stockholders and are eligible for reelection at such meeting. Our Class III Directors hold office until the 2024 annual meeting of stockholders and are eligible for reelection at such meeting. Directors are elected by a plurality of the votes cast at the annual meeting by the holders of common stock present in person or represented by proxy and entitled to vote at such meeting. There is no cumulative voting for directors.

Anti-Takeover Provisions

Our Amended and Restated Certificate of Incorporation contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

These provisions:

•        create a staggered Board of Directors making it more difficult for stockholders to remove a majority of the Board of Directors and take control;

•        grant the Board of Directors the ability to designate the terms of and issue new series of Preferred Stock, which can be created and issued by the Board of Directors without prior stockholder approval, with rights senior to those of the common stock;

•        impose limitations on our stockholders’ ability to call special stockholder meetings;

•        make it more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

PRINCIPAL STOCKHOLDERS OF AKERNA

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed Akerna Reverse Stock Split.

The following table sets forth information concerning beneficial ownership of Akerna’s capital stock outstanding as of the date of this prospectus, by: (1) each stockholder known to be the beneficial owner of more than five percent of any class of Akerna’s voting stock then outstanding; (2) each of Akerna’s directors and nominees to serve as director; (3) each of Akerna’s named executive officers; and (4) Akerna’s current directors and executive officers as a group.

As of May 4, 2023, there were 5,767,815 shares of common stock issued and outstanding. Each share entitles the holder thereof to one vote.

The information regarding beneficial ownership of shares of common stock has been presented in accordance with the rules of the SEC. Under these rules, a person may be deemed to beneficially own any shares of capital stock as to which such person, directly or indirectly, has or shares voting power or investment power, and as to which such person has the right to acquire voting or investment power within 60 days through the exercise of any stock option or other right. The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing (1) (i) the number of shares beneficially owned by such person plus (ii) the number of shares as to which such person has the right to acquire voting or investment power within 60 days by (2) the total number of shares outstanding as of such date, plus any shares that such person has the right to acquire from Akerna within 60 days. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of capital stock listed as owned by that person or entity.

	Beneficial Ownership
Name and Address of Beneficial Owner(1)	Number of Akerna Shares of Common Stock	Percentage(2)
DIRECTORS AND OFFICERS
Jessica Billingsley(3)	60,777	1.1%
Matthew Kane(4)	31,014	*
Scott Sozio(5)	15,935	*
Tahira Rehmatullah(6)	3,194	*
Larry Dean Ditto, Jr.	6,701	*
David McCullough(7)	3,457	*
Ray Thompson(8)	6,701	*
Barry Fishman(9)	—	*
John Fowle(10)	—	*
All directors and officers as a group (nine persons)	127,194	2.2%

5% STOCKHOLDERS – None

____________

*        Less than one percent.

(1)      Unless otherwise noted, the address of each of the persons listed above is 1550 Larimer Street #246 Denver, Colorado 80202.

(2)      The percentage is based on 5,767,815 shares of Common Stock issued and outstanding as of May 4, 2023.

(3)      Represents 53,915 shares held by Jessica Billingsley Living Trust and 6,872 shares held directly by Ms. Billingsley. Ms. Billingsley, the trustee of the Jessica Billingsley Living Trust, has sole and dispositive power over the shares held by the Jessica Billingsley Living Trust. Does not reflect 1,125 restricted stock units issued pursuant to Akerna’s Incentive Plan, which vest as follows: 125 RSUs, which vest as follows: 125 units shall vest on July 1, 2023, 500 RSUs, which vest as follows: 250 units shall vest on July 1, 2023, and 250 units shall vest on July 1, 2024, and 500 RSUs, which vest as follows: 250 units shall vest on December 1, 2023, and 250 units shall vest on December 1, 2024.

(4)      Includes 13,067 shares held by Seam Capital, LLC. Mr. Kane is a manager of Seam Capital, LLC, and as such, Mr. Kane has sole and dispositive power of the shares held by Seam Capital, LLC. Also, includes 17,947 shares of Common Stock held directly by Mr. Kane.

(5)      Represents 14,657 shares held by Mr. Sozio. Does not reflect 2,805 restricted stock units issued pursuant to Akerna’s Incentive Plan, which vest as follows: 1,278 units shall vest on July 1, 2023 and 1,277 units shall vest on July 1, 2024, and 250 RSUs, which vest as follows 125 units shall vest on December 1, 2023, and 125 units shall vest on December 1, 2024.

(6)      Represents 3,194 shares of Common Stock.

(7)      Reflects 3,457 shares of Common Stock. Does not reflect 1,100 restricted stock units issued pursuant to Akerna’s Incentive Plan, which vest as follows: 100 RSUs, which vest as follows: 100 units shall vest on July 1, 2023, 500 RSUs, which vest as follows: 250 units shall vest on July 1, 2023, and 250 units shall vest on July 1, 2024, and 500 RSUs, which vest as follows: 250 units shall vest on December 1, 2023, and 250 units shall vest on December 1, 2024.

(8)      Reflects 4,510 shares of Common Stock. Does not reflect 1,125 restricted stock units issued pursuant to Akerna’s Incentive Plan, which vest as follows: 375 RSUs, which vest as follows: 375 units shall vest on July 1, 2023. 250 RSUs, which vest as follows: 125 units shall vest on July 1, 2023, and 125 units shall vest on July 1, 2024, and 500 RSUs, which vest as follows: 250 units shall vest on December 1, 2023, and 250 units shall vest on December 1, 2024.

(9)      Represents 481 shares of Common Stock.

GRYPHON’S BUSINESS

Overview

Founded in October 2020, Gryphon is a bitcoin mining company based in Las Vegas, Nevada. Gryphon commenced its digital assets mining operations in September 2021. Gryphon’s mission is to create the world’s leading net carbon neutral bitcoin miner. Gryphon’s revenue model is to mine and hold bitcoin, and then sell only the bitcoin that is necessary to pay its operating expenses and to reinvest in operational expansion.

Gryphon’s operations will encompass the following:

•        Self-Mining:    Gryphon operates approximately 7,400 bitcoin ASIC mining computers, referred to as “miners,” from Bitmain Technologies Limited (“Bitmain”) that Gryphon has installed at third-party hosted mining data centers located in New York, Georgia and North Carolina. Revenue generated by the mining of bitcoin is measured on a dollar per megawatt-hour (“MWh”) basis and is variable based on the price of Bitcoin, the measure of difficulty, transaction volume and global hash rates.

•        ESG-Led Mining:    Gryphon is an ESG-committed bitcoin miner with the mission to create the world’s largest bitcoin miner with a neutral carbon footprint. Gryphon currently uses 100% net carbon neutral energy as its power source.

Gryphon launched its mining operations in September 2021 upon the receipt of the first of 12 batches of 600 Bitmain S19j Pro Antminers. Gryphon has deployed a total of approximately 7,400 S19j Pro Antminers from Bitmain pursuant to the Bitmain Agreement (as defined below) and subsequent market purchases.

Given the significant amount of power that ASIC miners require to operate, Gryphon believes most mining companies focus completely on low-cost electricity without considering the impact of the power’s production on the climate. Gryphon’s strategy is to focus on working with power hosting partners that are committed to climate science and also can produce reliable, low-cost power. Gryphon uses 25 megawatts of space at its primary hosting facility in New York, which relies on renewable hydro energy. As it deploys additional miners, Gryphon will work exclusively with hosting partners that have committed to providing power that is 100% carbon neutral.

Bitcoin Mining Overview

Bitcoin miners use ASIC computers to validate Bitcoin transactions and add “blocks” of validated transactions to Bitcoin’s peer-to-peer blockchain network. Miners earn bitcoin rewards for every block they add to the network as well as the corresponding transaction fees associated with the transactions in the “mined” block. Only one miner or group of miners operating together can receive the block rewards and may also receive the corresponding transaction fees per block added to the Bitcoin blockchain. The amount of bitcoin rewards per block (not including transaction fees) is fixed, and the number of blocks that can be added over time is able to be projected with reliable accuracy; therefore, the expected amount of bitcoin rewarded per miner is based on the number of miners actively participating in the Bitcoin network. Miners will typically only participate if the value of the expected bitcoin rewards is higher than their cost of production.

Miners consume electricity in order to compete for rewards. This means that the economics of bitcoin mining largely depend on:

•        the cost of electricity to competing miners;

•        the efficiency of mining equipment operated by competing miners; and

•        fluctuations in the price of Bitcoin, Bitcoin difficulty (the relative measure of the amount of resources required to confirm a block of bitcoin transactions and receive bitcoin rewards), and global hash rates (the overall amount of computing power consumed by the network).

To achieve scale, mining requires access to large amounts of low-cost electricity.

Introduction to Bitcoin, the Bitcoin Network and Bitcoin Mining

Bitcoin is a digital asset that is created and transmitted through the operations of a peer-to-peer decentralized network of computers, known as the Bitcoin network, which operates on cryptographic protocols. No single entity owns or operates the Bitcoin network, the infrastructure of which is collectively maintained by a decentralized user base. The Bitcoin network allows people to exchange digital tokens of value, called bitcoins, which are recorded on a publicly distributed transaction ledger known as a blockchain. The Bitcoin blockchain is a digital, publicly distributed bookkeeping ledger that holds the record of every Bitcoin transaction.

The Bitcoin network is decentralized and does not require governmental authorities or financial institution intermediaries to create, transmit or determine the value of Bitcoin. Rather, bitcoin is created and allocated by the Bitcoin network protocol through a process referred to as “mining” and the persons or machines that provide transaction verification services to the Bitcoin network and are rewarded with new bitcoin are called “miners.”

The Bitcoin blockchain is a digital chain of blocks with each block containing information relating to a group of Bitcoin transactions. Miners validate Bitcoin transactions, securing the blocks and adding the blocks of transactions to the blockchain record by using computer processing power to solve complex mathematical problems. Solving the problems will result in the block being successfully added to the chain. This means that the Bitcoin transaction information in the block is verified and locked into the blockchain where it remains as a permanent record on the blockchain network. The record set maintained by the Bitcoin network is publicly viewable and accessible to all. As an incentive to those who incur the computational cost of securing the Bitcoin network by validating transactions, the miner who correctly solves the problem resulting in a block being added to the Bitcoin blockchain is awarded bitcoin.

To begin bitcoin mining, a user can download and run Bitcoin network mining software, which turns the user’s computer into a “node” on the Bitcoin network that validates blocks. Each block contains the details of some or all of the most recent transactions of Bitcoin submitted by users of the Bitcoin network that are not already included in prior blocks, and a transaction awarding an amount of bitcoin to the miner who will add the new block. Each unique block can be solved and added to the blockchain by only one miner. Therefore, individual miners and mining pools (i.e., groups of miners acting together) on the Bitcoin network are engaged in a competitive process of increasing their computing power to improve their likelihood of solving for new blocks and receiving bitcoin rewards. As more miners join the Bitcoin network and its collective processing power increases, the Bitcoin network adjusts the complexity of the block-solving equation to maintain a predetermined pace of adding a new block to the blockchain approximately every ten minutes. A miner’s proposed block is added to the blockchain once a majority of the nodes on the Bitcoin network confirms the miner’s work. Miners that are successful in adding a block to the blockchain are awarded bitcoin for their effort and may also receive transaction fees paid by transferors whose transactions are recorded in the block. This reward system is the method by which new bitcoin enter into circulation.

The Bitcoin network is designed in such a way that the reward for adding new blocks to the blockchain decreases over time. The number of bitcoin awarded for solving a new block is automatically halved after every 210,000 blocks are added to the blockchain record. Each block takes approximately 10 minutes to be solved and as a result, rewards are halved approximately every four years. Currently, the fixed reward for solving a new block is 6.25 bitcoin per block and this number is expected to decrease by half to become 3.125 bitcoin sometime in mid-2024.

Performance Metrics — Network Hash Rate and Difficulty

In bitcoin mining, “hash rate” or “hashes per second” are the measuring units of the processing speed of a mining computer mining bitcoin. “Hash rate” is defined as the speed at which a computer can take any set of information and use an algorithm to reduce that information into a string of letters and numbers of a certain length, known as a “hash.” A “hash” is the computation run by mining hardware in support of the blockchain; therefore, a miner’s “hash rate” refers to the rate at which it is capable of solving such computations.

An individual miner has a hash rate measured as the total hash rate of all of the miners it deploys in its bitcoin mining operations, and network-wide there is a total hash rate of all miners seeking to mine bitcoin. The higher total hash rate of a specific miner, as a percentage of the network wide total hash rate, generally results over time in a corresponding higher success rate in bitcoin rewards as compared to miners with lower hash rates. Today, hash rates are measured in peta hashes per second, or one quadrillion (1,000,000,000,000,000) hashes per second, and exa hashes per second, or one quintillion (1,000,000,000,000,000,000) hashes per second.

“Difficulty” is a relative measure of how complex the process is made to successfully solve the algorithm and obtain a bitcoin award. The difficulty is adjusted by the Bitcoin network mining software periodically generally as a function of how much hashing power is deployed by the network of miners and designed to maintain certain mining results so that, on average, 10 minutes is required to produce a Bitcoin block. If the time to produce a block is generally exceeding the 10-minute expectation, which suggests that the target difficulty is set too high, the network reduces the degree of difficulty and vice versa, with this protocol called difficulty retargeting. At each interval of 2,016 blocks being mined (which takes roughly two weeks), the network re-analyzes the interval and revises the difficulty index, if needed.

Bitcoin Mining Power Requirements

At the beginning stages of the Bitcoin network in the early 2010s, individuals interested in bitcoin mining were able to do so using the CPUs of their personal computers. As popularity increased, so did the “difficulty” of mining, as adjusted automatically by the Bitcoin network. To accommodate the growing level of difficulty, more computer processing power was required. Soon, miners used GPUs generally used to power graphic intensive gaming computers to mine bitcoin. The process repeated, and the mining difficulty and amount of computing power required increased.

Eventually, computers and chips were created for the sole purpose of mining bitcoin. Today, bitcoin mining requires efficient hardware, i.e., ASIC-based mining computers, with strong computing abilities and energy efficiency. These ASIC-based mining computers require a significant amount of electricity to run their mining operations. Keeping electricity costs low is key to making bitcoin mining profitable and sustainable.

The amount of MW electricity required to mine bitcoin depends on the number and types of miners and the energy demand for each type of miner. Each type of miner has a specific electricity demand and hash rate output. According to the Digiconomist.net, as of May 3, 2023, an estimated 96TW of power per year is being consumed by bitcoin mining globally.

Mining Pools

As more and more miners entered the market competing for the limited number of blocks that are regularly added to the Bitcoin blockchain, and as the related increase in the amount of available hashing power resulted in increasing levels of difficulty being implemented by the Bitcoin network, individual miners found that they were in some cases working for months without finding a block and receiving any reward. To address this problem, bitcoin mining operators began to combine their mining resources into mining pools to better compete and generate mining revenue. A “mining pool” is the pooling of resources by miners to earn bitcoin together. The mining pool shares their processing power over a network and splits rewards according to the amount of hashing capacity they contribute.

The mining pool operator provides a service that coordinates the computing power of the independent mining enterprises. Fees are paid to the mining pool operator by the participating miners to cover the costs of maintaining the pool. The pool uses software that coordinates the pool members’ hashing power, identifies new block rewards, records how much work all of the pool participants are contributing, and assigns block rewards earned by the mining pool in proportion to the individual hash rate contributed by a given participant. As discussed below, Gryphon participates in mining pools as an integral part of its business.

Bitcoin Mining Economics

The current 6.25 bitcoin reward for each block, and one Bitcoin block expected to be validated and attached to the Bitcoin blockchain approximately every 10 minutes, equates to approximately 37.50 bitcoin rewards generated by the Bitcoin network every hour, approximately 900 bitcoin generated every day and approximately 328,500 bitcoins generated each year, at least for the next one to two years at which time the bitcoin reward for solving a block will again be halved. Because mining computers generate hashes randomly, the ability to solve a particular Bitcoin block is a probability, with the odds of success typically measured by a ratio equal to the speed at which a particular mining operation is able to calculate hashes (i.e., that miner’s hash rate) compared against the total aggregate hash rate of the Bitcoin network. Profitability is then measured by that ratio multiplied by the number of bitcoins mined in a year multiplied by the then current market price of Bitcoin, then subtracting the costs of purchasing mining equipment, the cost of electricity, and various corporate and administrative costs. For a mining operation that participates in a mining pool, revenues, which are measured as the percentage of a pool’s revenues equal the participating miner’s hash rate compared to the pool’s aggregate hash rate, and typically result in a fraction of a given block reward being paid to a miner, are further reduced by the costs paid to the pool operator.

As of May 3, 2023, Bitcoin was priced at approximately $29,006.31. After reaching an all-time high price to date of $68,789.63 on November 10, 2021, the price of Bitcoin has decreased to current levels. Gryphon believes that the price of Bitcoin is likely to continue to fluctuate based on market conditions. Well-known companies have already invested in Bitcoin. Increasing regulatory barriers in Bitcoin epicenters such as China, as well ongoing fiat monetary inflation, have been suggested to support market valuations of Bitcoin. In addition, the block reward for Bitcoin is expected to halve in mid-2024, resulting in even greater Bitcoin scarcity. However, in 2022, FTX Trading LTD. and several other major cryptocurrency exchanges collapsed due to financial issues caused by the falling prices of Bitcoin and other cryptocurrencies, which began in the fourth quarter of 2021. The collapses of these exchanges spurred a loss of confidence in participants in the digital asset ecosystem, negative publicity surrounding digital assets more broadly and market-wide declines in digital asset trading prices and liquidity. The prices of Bitcoin and other cryptocurrencies have rebounded from their lows around the time of the FTX collapse, but volatility due to these market conditions may continue in the near future.

The Effects of COVID-19 on the Bitcoin Mining Industry

The global COVID-19 pandemic, and the global measures taken to combat it, [have caused and] may cause disruption to the activities of Gryphon’s suppliers and, potentially, Gryphon’s bitcoin mining activities and have an adverse effect on Gryphon’s business. COVID-19 or other disease outbreak may continue to adversely affect the economies and financial markets of many countries, resulting in an economic downturn that may adversely affect demand for Bitcoin and impact Gryphon’s operating results. Although the magnitude of the impact of COVID-19 on Gryphon’s business and operations remains uncertain, the continued spread of COVID-19 or the occurrence of other epidemics and the imposition of related public health measures and travel and business restrictions will adversely impact Gryphon’s business, financial condition, operating results and cash flows. If Gryphon is unable to effectively service its miners, Gryphon’s ability to mine bitcoin will be adversely affected as miners go offline, which would have an adverse effect on Gryphon’s business and the results of Gryphon’s operations.

China has previously limited the shipment of products in and out of its borders, which could negatively impact Gryphon’s ability to receive bitcoin mining equipment from Gryphon’s suppliers. Depending on the magnitude of such effects on Gryphon’s supply chain, shipments of parts for Gryphon’s existing miners, as well as any new miners Gryphon purchases, may be delayed. As Gryphon’s miners require repair or become obsolete and require replacement, Gryphon’s ability to obtain adequate replacements or repair parts from their manufacturer may therefore be hampered. Supply chain disruptions could therefore negatively impact Gryphon’s operations. If not resolved quickly, the impact of COVID-19 could have a material adverse effect on Gryphon’s business.

Governments could take additional restrictive measures to combat the pandemic that could further impact Gryphon’s business or the economy in the geographies in which Gryphon operates. It is also possible that the impact of the pandemic and response on Gryphon’s suppliers, customers and markets will persist for some time after governments ease their restrictions. These measures may impact Gryphon’s business and financial condition as the responses to control COVID-19 continue.

The extent to which the pandemic may impact Gryphon’s results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus/proxy statement, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to Gryphon’s performance, financial condition, results of operations and cash flows. See also “Risk Factors” above.

Material Agreements

Bitmain Sales and Purchase Agreement

On April 14, 2021, Gryphon entered into a Non-Fixed Price Sales and Purchase Agreement with Bitmain (the “Bitmain Agreement”). Pursuant to the Bitmain Agreement, Gryphon agreed to purchase from Bitmain 7,200 S19j Pro Antminer machines at an aggregate purchase price of approximately $46 million. The product was delivered in 12 separate monthly shipments with the first shipment having occurred in August 2021 and the last shipment having arrived in July 2022.

Coinmint Agreement

On July 1, 2021, Gryphon entered into a Coinmint Colocation Mining Services Agreement (the “Coinmint Agreement”), with Coinmint, LLC (“Coinmint”), an established operator of renewable-energy data centers, pursuant to which Coinmint provides hosting services to Gryphon at Coinmint’s hydro powered facility in Massena, New York (the “Coinmint Facility”) for a 15-month period, which upon its conclusion renews automatically for successive three-month terms unless either party delivers to the other party 90 days’ written notice of intent not to renew. Pursuant to the terms of the Coinmint Agreement, 7,200 S19j Pro Antminer machines were delivered to and installed at the Coinmint Facility. Under the terms of the Coinmint Agreement, Coinmint directly passes through the cost of electricity and maintenance costs to Gryphon, collects an initial reservation fee and collects a percentage of Gryphon’s bitcoin mining profits.

Agreement and Plan of Merger with Sphere 3D

On June 3, 2021, Gryphon and Sphere 3D Corp. (“Sphere 3D”) entered into an Agreement and Plan of Merger (the “Sphere 3D Merger Agreement”), pursuant to which a merger subsidiary of Sphere 3D was to merge with and into Gryphon, with Gryphon continuing as the surviving corporation and wholly owned subsidiary of Sphere 3D (the “Sphere 3D Merger”). The Sphere 3D Merger Agreement was amended December 29, 2021. On April 4, 2022, Gryphon and Sphere 3D mutually agreed to terminate the Sphere 3D Merger Agreement due to changing market conditions, the passage of time, and the relative financial positions of the companies, among other factors.

Carbon Credit Agreements

On June 8, 2021 and August 19, 2021, Gryphon entered into two agreements to purchase up to 250,000 Certified Emission Reductions (“Credits”) from Polaris Infrastructure Inc. The agreements were amended and consolidated into a single agreement on June 2, 2022, pursuant to which Gryphon ultimately purchased 74,075 Credits for $100,000.

Sphere 3D Promissory Note and Security Agreement

On July 6, 2021, in connection with the pending Sphere 3D Merger, Sphere 3D entered into a Secured Promissory Note with Gryphon (the “Sphere 3D Note”), pursuant to which Sphere 3D loaned Gryphon the principal amount of $2.7 million. The Sphere 3D Note was secured by certain assets of Gryphon and bore interest at the rate of 9.5% per annum. On August 30, 2021, Sphere 3D and Gryphon entered into Amendment No. 1 to the Sphere 3D Note pursuant to which Sphere 3D loaned Gryphon an additional $3.65 million. On September 29, 2021, Sphere 3D and Gryphon entered into Amendment No. 2 to the Sphere 3D Note pursuant to which Sphere 3D loaned Gryphon an additional $3.65 million and amended the repayment schedule. On January 3, 2022, Sphere 3D and Gryphon entered into Amendment No. 3 to the Sphere 3D Note, pursuant to which Sphere 3D loaned an additional $2.5 million to Gryphon, which increased the principal amount of the Sphere 3D Note to $12.5 million, and extended the initial date for the repayment. In connection with the termination of the Sphere 3D Merger Agreement, all amounts payable by Gryphon under the Sphere 3D Note were forgiven, and Sphere 3D released all of the collateral pledged by Gryphon to secure the Sphere 3D Note.

Master Services Agreement with Sphere 3D

On August 19, 2021, in connection with the pending Sphere 3D Merger, Gryphon entered into a Master Services Agreement (the “Sphere 3D MSA”) with Sphere 3D. Under the Sphere 3D MSA, Gryphon is Sphere 3D’s exclusive provider of management services for all blockchain and cryptocurrency-related operations, including but not limited to services relating to all mining equipment owned, purchased, leased, operated, or otherwise controlled by Sphere 3D and/or its subsidiaries and/or its affiliates at any location. Gryphon in return receives a percentage of the net operating profit of all of Sphere 3D’s blockchain and cryptocurrency-related operations. To provide greater certainty as to the term of the Sphere 3D MSA, Sphere 3D and Gryphon agreed to extend the initial term of the Sphere 3D MSA from three to four years, or to five years in the event Sphere 3D did not receive delivery of a specified minimum number of bitcoin mining machines during 2022. Sphere did not meet delivery targets in 2022, which extended the initial term of the Sphere 3D MSA to five years through August 2026. Subject to written notice from Sphere 3D and an opportunity by Gryphon to cure for a period of up to 180 days, Sphere 3D shall be entitled to terminate the Sphere 3D MSA in the event of: (i) Gryphon’s failure to perform the services under the Sphere 3D MSA in a professional and workmanlike manner in accordance with generally recognized crypto-mining industry standards for similar services, or (ii) Gryphon’s gross negligence, fraud or willful misconduct in connection with performing the services. Gryphon shall be entitled to specific performance or termination for cause in the event of a breach by Sphere 3D, subject to written notice and an opportunity to cure for a period of up to 180 days.

Master Services Agreement with Core

On September 12, 2021, Gryphon and Core Scientific, Inc. (“Core”) entered into a Master Services Agreement (the “Core MSA”). Pursuant to the Core MSA, Core shall provide services related to the hosting of Gryphon’s cryptocurrency mining equipment and operations in data centers owned by Core under separate orders entered into by Gryphon and Core. The term of the Core MSA is indefinite, but may be terminated if no active orders have been in effect for at least 12 months.

Master Services Agreement Order No. 1 (“Order 1”) under the Core MSA commenced on August 31, 2021 and provides for the hosting by Core of equipment consisting of one hundred S19j Pro Antminer units. Order 1 shall remain in place for three years, unless terminated earlier under the terms of the Core MSA or Order 1, and automatically renews for one-year renewal terms unless terminated by Gryphon with 90 days’ notice prior to the end of any such renewal term. Master Services Agreement Order No. 2 (“Order 2”) under the Core MSA commenced on September 24, 2021 and provides for approximately 230 MW of net carbon neutral bitcoin mining hosting capacity to be managed by Core as hosting partner. Core hosts equipment consisting of approximately 71,000 S19 or equivalent units that were delivered to Core’s data center in scheduled installments between October 2021 and November 2022. Core’s hosting services for each shipment of units began in the month of the arrival of such units and will continue for four years thereafter, unless terminated earlier under the terms of the Core MSA or Order 2, and automatically renew for one-year renewal terms unless terminated by Gryphon with 90 days’ notice prior to the end of any such renewal term. In addition, Order 2 amended the Core MSA to permit the sub-lease, sub-license, assignment, delegation or transfer of the Core MSA, Order 1, or Order 2, or Gryphon’s rights and obligations thereunder, to Sphere 3D without the consent of Core.

Sub-License and Delegation Agreement with Sphere 3D

On October 8, 2021, in connection with the pending Sphere 3D Merger, Gryphon and Sphere 3D entered into a sub-license and delegation agreement (the “Sublease”), pursuant to which Gryphon sublicensed to Sphere 3D Gryphon’s rights to use Core’s facility pursuant to Order 2 and the Core MSA, and delegated to Sphere 3D all of Gryphon’s obligations to make payments to Core under Order 2. The Sublease will terminate automatically upon the termination of the Core MSA and/or Order 2. As part of the agreements to amend the Sphere 3D Merger Agreement, the Sphere 3D Note and the Sphere 3D MSA, Sphere 3D and Gryphon agreed to amend the Sublease to provide Gryphon the right to recapture the usage of up to 50% of the hosting capacity to be managed by Core if the Sphere 3D Merger Agreement was terminated. Gryphon did not exercise the recapture right, which expired 90 days after the termination of the Sphere 3D Merger Agreement.

Anchorage Loan Agreement

On May 25, 2022, Anchorage entered into the Anchorage Loan Agreement with Gryphon Opco, pursuant to which Anchorage loaned Gryphon Opco the principal amount of 933.333333 bitcoin. Gryphon Opco’s obligations under the Anchorage Loan Agreement are secured by certain equipment and software rights of Gryphon Opco and are guaranteed by Gryphon. The loan was payable in installments of 42.424242 bitcoin with interest of 5.0% per annum, payable monthly in bitcoin. Gryphon Opco is further required thereunder to maintain a collateral coverage ratio of 110%. The maturity date of the loan was initially May 27, 2024.

On March 27, 2023, Gryphon and Anchorage entered into an amendment to the Anchorage Loan Agreement (the “Anchorage Loan Amendment”). Pursuant to the Anchorage Loan Amendment, the maturity date was extended to March 2026, and the interest rate was increased to 6% per annum. The monthly principal and interest payments have been adjusted to be 100% of net monthly mining revenue, defined as, for each calendar month, the sum of (a) all of Gryphon’s revenue generated from all bitcoin generated by Gryphon with the collateral less (b) the sum of Gryphon Selling, General and Administrative Expenses (“SG&A”) in connection with bitcoin mining operations, but not to exceed the greater of (x) $100,000 and (y) the amount that is previously preapproved by Anchorage in writing for such calendar month; provided, however that, to the extent that SG&A is capped by clause (b) above, any unapplied SG&A may be rolled forward to subsequent months until fully deducted. Notwithstanding the foregoing, unless otherwise approved by Anchorage, the aggregate amount of SG&A during any rolling twelve-month period shall not exceed $750,000. Provided that if at the end of a fiscal quarter, commencing with the fiscal quarter ending June 30, 2023, if (x) the aggregate principal amount payment received by the Anchorage for such fiscal quarter exceeds 38.6363638 bitcoin and (y) the average principal amount payment received by Anchorage for each fiscal quarter (commencing fiscal quarter ending June 30, 2023 and through and including the fiscal quarter for which such determination is to be made) exceeds 38.6363638 bitcoin per fiscal quarter, then, the Gryphon shall pay to Anchorage 75% of net monthly mining revenue for the immediately succeeding fiscal quarter (and thereafter, in the following fiscal quarter would shift to 100%). As consideration for the Anchorage Loan Agreement Amendment, Gryphon agreed to make a one-time payment of 173.17 bitcoins, reducing the principal balance of bitcoins from 636.81 to 463.64, and a closing fee of $45,000.

The Anchorage Loan Agreement Amendment also added a conversion provision whereby Anchorage has a limited right to convert all or any portion of the outstanding principal on the loan into a number of shares of Gryphon or any public company that is Gryphon’s parent, if Gryphon is not the public company (the “Conversion Right”). The Conversion Right is available at any time during the one month period (the “Conversion Period”) after which the market capitalization of Gryphon, or its public company parent if Gryphon is not the public company, for the first time exceeds $125,000,000 for five consecutive days. The conversion price is equal to $150,000,000 divided by the number of shares of Gryphon, or its public company parent if Gryphon is not the public company, common stock outstanding immediately prior to Anchorage’s exercisation of the Conversion Right during the Conversion Period.

Competition

Gryphon’s primary competitors are Marathon Digital Holdings Inc., Riot Blockchain Inc., Hive Blockchain Technologies Ltd., Hut 8 Mining Corp., and Bitfarms Ltd.

Competitive Advantages

Low operating costs are a key part of Gryphon’s competitive advantage. The low-cost hosting rates from its two host providers combined with its current generation, more efficient bitcoin miners provide Gryphon with a competitive advantage over competitors.

Gryphon believes it has strong relationships with equipment manufacturers and third-party mining data centers. It is challenging to acquire the latest equipment and host capacity due to significant market demand and limited supply. Gryphon has relationships with both types of suppliers, which it believes will allow it to access current-generation equipment and sign contracts with leading providers of hosting solutions.

Operational Strategy

Gryphon uses a hosting strategy that allows the company to concentrate the deployment of its capital towards bitcoin mining activities as opposed to building its own datacenters. Gryphon has partnered with a host provider that provides 100% net carbon neutral power for its bitcoin mining.

Gryphon’s primary host facility is the Coinmint Facility located in upstate New York and is 100% hydro powered. In September 2021, Gryphon began deploying the first batch of its 7,200 S19j Pro Antminers from Bitmain at this facility. While electricity costs at the Coinmint facility have been as low as $0.0032/kWh in 2021 and as April 30, 2023, were $0.0583/kWh with a 26-week rolling average of $0.059/kWh, electricity costs at the facility have fluctuated and will continue to fluctuate. The Coinmint Agreement provides for direct cost pass through of electricity costs and other operating costs at this facility plus a profit share. Gryphon uses approximately 25MW of electricity at this site.

Gryphon’s miner fleet is composed entirely of S19j Pro Antminers from Bitmain, with the exception of 25 S19 Pro Antminers. The S19j Pro Antminers have a hashrate capacity of approximately 100 TH/s per miner and power consumption of approximately 3,050 watts per miner. Gryphon’s operations will continue to expand as it acquires additional miners to the extent that opportunities for such acquisitions arise.

Gryphon currently participates in a single mining pool called Foundry USA Pool. Historically, Gryphon has not incurred fees in relation to its participation. However, as of April 19, 2023, Gryphon is now charged a fee of 0.43%, based on its deployed hashrate. Gryphon has no agreement with Foundry USA Pool, may discontinue its use of Foundry USA Pool at any time without penalty, and has no obligation or commitment to contribute any specific level of hash rate to the Foundry USA Pool.

While Gryphon may expand its operations beyond the mining of bitcoin in the future, Gryphon has no plans to pursue the acquisition or mining of digital assets other than bitcoin. However, Gryphon has acquired in the past digital assets other than bitcoin as in-kind investments or payments.

Gryphon’s policy is to sell its bitcoin or other digital assets for fiat currency, with the exception of the amount required to service the agreement with Anchorage described above. Gryphon converts mined bitcoin into fiat currency through BitGo Prime LLC (“BitGo Prime”). BitGo Prime charges Gryphon no fees for such conversion other than a nominal wire transfer fee associated with the wire of fiat currency to Gryphon’s account.

An affiliate of BitGo Prime, BitGo Trust Company Inc., (“BitGo Trust”) serves as the custodian for Gryphon’s digital currency holdings in consideration of nominal fees paid for custodial, transaction, and settlement services provided pursuant to the agreement between Gryphon and BitGo Trust. As custodian of Gryphon’s digital assets, BitGo Trust has implemented certain security measures with regard to Gryphon’s digital asset holdings. Any liquidation, conversion, or transfer of the digital assets held in custody by BitGo Trust requires authorizations by two Gryphon executives and requires 24 hours prior to the effectiveness of any such transaction. In addition, the digital assets held in custody by BitGo Trust are insured up to $100 million. There can be no assurances that these procedures will be effective, and Gryphon could suffer a loss of its bitcoin due to an adverse software or cybersecurity event. While Gryphon is confident in the security of its digital assets, Gryphon continues to evaluate additional protective measures. See “Risk Factors — Gryphon’s bitcoin may be subject to loss, theft or restriction on access” for Gryphon’s risks and challenges related to custody.

Intellectual Property

Gryphon holds no patents, copyrights, trademarks, or licensing agreements.

Employees and Advisors

Gryphon currently has two full-time employees, its Chief Executive Officer and its Executive Chair. Gryphon also uses the services of Chris Ensey as Chief Technical Advisor.

Government Regulation

Government regulation of blockchain technology and Bitcoin specifically is being actively considered by the United States federal government via a number of agencies and regulatory bodies, as well as similar entities in other countries. State government regulations also may apply to Gryphon’s bitcoin mining activities and other related activities in which Gryphon participates or may participate in the future. Certain regulatory bodies have shown an interest in regulating or investigating companies engaged in the blockchain technology or Bitcoin business.

In addition, because transactions in bitcoin provide a reasonable degree of pseudo anonymity, they are susceptible to misuse for criminal activities, such as money laundering. This misuse, or the perception of such misuse (even if untrue), could lead to greater regulatory oversight of Bitcoin platforms, and there is the possibility that law enforcement agencies could close Bitcoin platforms or other Bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving bitcoin held via such platforms or infrastructure. For example, the Secretary of the U.S. Department of the Treasury Janet Yellen noted during her nomination hearing before the Senate Finance Committee in January 2021 that cryptocurrencies have the potential to improve the efficiency of the financial system but that they can be used to finance terrorism, facilitate money laundering and support malign activities that threaten U.S. national security interests and the integrity of the U.S. and international financial systems. Accordingly, Secretary Yellen expressed her view that federal regulators needed to look closely at how to encourage the use of cryptocurrencies for legitimate activities while curtailing their use for malign and illegal activities. Furthermore, in December 2020, the Financial Crimes Enforcement Network (“FinCEN”), a unit of the U.S. Department of the Treasury, focused on money laundering and proposed a new set of rules for cryptocurrency-based exchanges aimed at reducing the use of cryptocurrencies for money laundering. These proposed rules would require filing reports with FinCEN regarding cryptocurrency transactions in excess of $10,000 and impose record-keeping requirements for cryptocurrency transactions in excess of $3,000 involving users who manage their own private keys. In January 2021, the Biden Administration issued a memorandum freezing federal rulemaking, including the proposed FinCEN rules, to provide additional time for the Biden Administration to review the rulemaking that had been proposed by the Trump Administration. As a result, it remains unclear whether the proposed FinCEN rules will take effect.

Multiple United States federal agencies and regulators have been active in rulemaking, issuing guidance and regulating various actors in the blockchain technology industry, including the CFTC, SEC, FINRA, OCC, CFPB, FinCEN, OFAC, IRS, FDIC, and Federal Reserve. In March 2022, the United States announced plans to establish a unified federal regulatory regime for cryptocurrency, and in January 2023, the House of Representatives announced its first ever Financial Services Subcommittee on Digital Assets and its intention to develop a regulatory framework for the digital asset industry. In February 2023, Bipartisan leadership of the Senate Banking Committee announced a similar goal. Regulations may substantially change in the future and it is presently not possible to know how regulations will apply to Gryphon’s businesses, or when they will be effective. As the regulatory and legal environment evolves, Gryphon may become subject to new laws, further regulation by the SEC, and other federal or state agencies, which may affect Gryphon’s bitcoin mining and other related activities. Certain state and local authorities have introduced and passed legislation that may affect Gryphon’s business and the business of bitcoin mining. New York recently enacted a 2-year ban on new cryptocurrency mining conducted at fossil fuel-burning plants. It is possible that other states may likewise create laws that specifically impact Gryphon’s business.

In 2022, FTX Trading Ltd. and several other major cryptocurrency exchanges declared bankruptcy. The U.S. Department of Justice brought criminal charges, including charges of fraud, violations of federal securities laws, money laundering, and campaign finance offenses against FTX’s former CEO and others. FTX is also under investigation by the SEC, the Justice Department, and the Commodity Futures Trading Commission, as well as by various regulatory authorities in the Bahamas, Europe and other jurisdictions. In response to these events, the digital asset markets have experienced extreme price volatility and declines in liquidity, and regulatory and enforcement scrutiny has increased, including from the DOJ, the SEC, the CFTC, the White House and Congress. These events continue to develop rapidly, and it is not possible to predict at this time all of the risks that they may pose to Gryphon or on the digital asset industry as a whole.

For additional discussion regarding Gryphon’s belief about the potential risks existing and future regulation pose to Gryphon’s business, see “Risk Factors” herein.

Environmental Considerations

Environmental considerations are top priority for Gryphon. Gryphon was founded as an ESG-led company. This means that Gryphon has limited the provision of electricity to its bitcoin mining activities to facilities using 100% carbon-free energy, or required the purchase of carbon credits by such facility to provide for carbon neutrality. Gryphon currently has no plans to change this practice. Gryphon’s policy, which it currently has no plans to change, is not to conduct bitcoin mining from any facility using a carbon-based electricity source. Gryphon recognizes that a byproduct of the acquisition of bitcoin mining equipment from the existing supply chain is a carbon footprint. To offset this footprint, Gryphon has entered into agreements to purchase 74,075 carbon credits. See “Information About Gryphon — Material Agreements — Carbon Credit Agreements” for more information.

Legal Proceedings

Gryphon is engaged, and may become engaged, in litigation in the ordinary course of business. On April 7, 2023, Sphere 3D filed suit against Gryphon in the Southern District of New York. The lawsuit concerns the Sphere 3D MSA between the parties where Gryphon agreed to act as Sphere 3D’s “exclusive provider of any and all management services for all blockchain and cryptocurrency-related operations.” Sphere 3D alleges that Gryphon has fallen short in its obligations under the Sphere 3D MSA, and is suing for alleged breach of contract, breach of the implied covenant of good faith and fair dealing, and breach of fiduciary duty. Gryphon will vigorously defend against the lawsuit, which it believes is without merit. However, Gryphon cannot predict the outcome of these proceedings or provide an estimate of potential damages, if any. Failure by Gryphon to obtain a favorable resolution of the claims set forth in the complaint could require it to pay damage awards or otherwise enter into settlement arrangements for which its insurance coverage may be insufficient. Any such damage awards or settlement arrangements in current or future litigation could have a material adverse effect on Gryphon’s business, operating results or financial condition. Even if Sphere 3D’s claims are not successful, defending against this or future litigation is expensive and could divert management’s attention and resources, all of which could have a material adverse effect on Gryphon’s business, operating results and financial condition and negatively affect Gryphon’s value. In addition, such lawsuits may make it more difficult for Gryphon to finance its operations in the future.

GRYPHON MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Gryphon’s financial condition and results of its operations, together with its consolidated financial statements and related notes appearing at the end of this proxy statement/prospectus. This discussion contains forward-looking statements reflecting Gryphon’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this proxy statement/prospectus.

Business Overview

Founded in October 2020, Gryphon is a bitcoin mining company based in Las Vegas, Nevada. Gryphon launched its mining operations in September 2021 upon the receipt of the first of 12 batches of 600 Bitmain S19j Pro Antminers. Gryphon has deployed a total of approximately 7,400 S19j Pro Antminers from Bitmain Technologies Limited (“Bitmain”) pursuant to the Bitmain Agreement (as defined below) and subsequent market purchases. Gryphon’s mission is to create the world’s leading net carbon neutral bitcoin miner. Gryphon’s revenue model is to mine and hold bitcoin, and then sell only the bitcoin that is necessary to pay its operating expenses and to reinvest in operational expansion.

Gryphon’s operations encompass the following:

•        Self-Mining:    Gryphon operates approximately 7,400 bitcoin ASIC mining computers, referred to as “miners,” that Gryphon has installed at third-party hosted mining data centers located in New York, Georgia and North Carolina. Revenue generated by the mining of bitcoin is measured on a dollar per megawatt-hour (“MWh”) basis and is variable based on the price of bitcoin, the measure of difficulty, transaction volume and global hash rates.

•        ESG-Led Mining:    Gryphon is an ESG-committed bitcoin miner with the mission to create the world’s largest bitcoin miner with a neutral carbon footprint. Gryphon currently uses 100% net carbon neutral energy as its power source.

Given the significant amount of power that ASIC miners require to operate, Gryphon believes most mining companies focus completely on low-cost electricity without considering the impact of the power’s production on the climate. Gryphon’s strategy is to focus on working with power hosting partners that are committed to climate science and also can produce reliable, low-cost power. Gryphon uses 25 megawatts of space at its primary hosting facility in New York, which relies on renewable hydro energy. As it deploys additional miners, Gryphon will work with hosting partners that have committed to providing power that is net carbon neutral.

For the years ended December 31, 2022 and 2021, Gryphon mined 815.50 and 69.48 bitcoins, respectively, and for the three months ended March 31, 2023, Gryphon mined 225.83 bitcoins. Gryphon also received digital assets (bitcoin, Ethereum, DAI and USDT) that amounted to approximately $1,374,000 through digital currency it received from private placements of its capital stock. While Gryphon does not have any plans to acquire digital assets other than bitcoin, it may do so in the future.

Recent Developments

Termination of Sphere 3D Merger Agreement

On June 3, 2021, Gryphon and Sphere 3D Corp. (“Sphere 3D”) entered into an Agreement and Plan of Merger (the “Sphere 3D Merger Agreement”), pursuant to which a merger subsidiary of Sphere 3D was to merge with and into Gryphon, with Gryphon continuing as the surviving corporation and wholly owned subsidiary of Sphere 3D (the “Sphere 3D Merger”).

On July 6, 2021, in connection with the pending Sphere 3D Merger, Sphere 3D entered into a Secured Promissory Note with Gryphon (the “Sphere 3D Note”), pursuant to which Sphere 3D loaned Gryphon the principal amount of $2.7 million. The Sphere 3D Note was secured by certain assets of Gryphon and bore interest at the rate of 9.5% per annum.

On August 30, 2021, Sphere 3D and Gryphon entered into Amendment No. 1 to the Sphere 3D Note pursuant to which Sphere 3D loaned Gryphon an additional $3.65 million. On September 29, 2021, Sphere 3D and Gryphon entered into Amendment No. 2 to the Sphere 3D Note, pursuant to which Sphere 3D loaned Gryphon an additional $3.65 million and amended the repayment schedule. On January 3, 2022, Sphere 3D and Gryphon entered into Amendment No. 3 to the Sphere 3D Note, pursuant to which Sphere 3D loaned an additional $2.5 million to Gryphon, which increased the principal amount of the Sphere 3D Note to $12.5 million and extended the initial date for the repayment.

On August 19, 2021, in connection with the pending Sphere 3D Merger, Gryphon entered into a Master Services Agreement (the “Sphere 3D MSA”) with Sphere 3D. Under the Sphere 3D MSA, Gryphon is Sphere 3D’s exclusive provider of management services for all blockchain and cryptocurrency-related operations, including but not limited to services relating to all mining equipment owned, purchased, leased, operated, or otherwise controlled by Sphere 3D and/or its subsidiaries and/or its affiliates at any location. Gryphon, in return receives 22.5% of the net operating profit of all of Sphere 3D’s blockchain and cryptocurrency-related operations. To provide greater certainty as to the term of the Sphere 3D MSA, Sphere 3D and Gryphon agreed to extend the initial term of the Sphere 3D MSA from three to four years or to five years in the event Sphere 3D did not receive delivery of a specified minimum number of bitcoin mining machines during 2022. Sphere did not meet delivery targets in 2022, which extended the initial term of the Sphere 3D MSA to five years through August 2026. Subject to written notice from Sphere 3D and an opportunity by Gryphon to cure for a period of up to 180 days, Sphere 3D shall be entitled to terminate the Sphere 3D MSA in the event of: (i) Gryphon’s failure to perform the services under the Sphere 3D MSA in a professional and workmanlike manner in accordance with crypto-mining industry standards for similar services, or (ii) Gryphon’s gross negligence, fraud or willful misconduct in connection with performing the services. Gryphon shall be entitled to specific performance or termination for cause in the event of a breach by Sphere 3D, subject to written notice and an opportunity to cure for a period of up to 180 days.

On April 4, 2022, Gryphon and Sphere 3D mutually agreed to terminate the Sphere 3D Merger Agreement due to changing market conditions, the passage of time, and the relative financial positions of the companies, among other factors. In connection with the termination of the Sphere 3D Merger Agreement, all amounts payable by Gryphon under the Sphere 3D Note were forgiven, and Sphere 3D released all of the collateral pledged by Gryphon to secure the Sphere 3D Note. In addition, Gryphon received 850,000 shares of Sphere 3D’s restricted common stock that were held in a third-party escrow account. The parties will continue to operate under the Sphere 3D MSA in accordance with its terms.

Anchorage Loan Agreement

On May 25, 2022, Anchorage entered into the Anchorage Loan Agreement with Gryphon Opco, pursuant to which Anchorage loaned Gryphon Opco the principal amount of 933.333333 bitcoin. Gryphon Opco’s obligations under the Anchorage Loan Agreement are secured by certain equipment and software rights of Gryphon Opco and are guaranteed by Gryphon. The loan was payable in installments of 42.424242 bitcoin with interest of 5.0% per annum, payable monthly in bitcoin. Gryphon Opco is further required thereunder to maintain a collateral coverage ratio of 110%. The maturity date of the loan was initially May 27, 2024.

On March 27, 2023, Gryphon and Anchorage entered into an amendment to the Anchorage Loan Agreement (the “Anchorage Loan Amendment”). Pursuant to the Anchorage Loan Amendment, the maturity date was extended to March 2026, and the interest rate was increased to 6% per annum. The monthly principal and interest payments have been adjusted to be 100% of net monthly mining revenue, defined as, for each calendar month, the sum of (a) all of Gryphon’s revenue generated from all bitcoin generated by Gryphon with the collateral less (b) the sum of Gryphon Selling, General and Administrative Expenses (“SG&A”) in connection with bitcoin mining operations, but not to exceed the greater of (x) $100,000 and (y) the amount that is previously preapproved by Anchorage in writing for such calendar month; provided, however that, to the extent that SG&A is capped by clause (b) above, any unapplied SG&A may be rolled forward to subsequent months until fully deducted. Notwithstanding the foregoing, unless otherwise approved by Anchorage, the aggregate amount of SG&A during any rolling twelve-month period shall not exceed $750,000. Provided that if at the end of a fiscal quarter, commencing with the fiscal quarter ending June 30, 2023, if (x) the aggregate principal amount payment received by the Anchorage for such fiscal quarter exceeds 38.6363638 bitcoin and (y) the average principal amount payment received by Anchorage for each fiscal quarter (commencing fiscal quarter ending June 30, 2023 and through and including the fiscal quarter for which such determination is to be made) exceeds 38.6363638 bitcoin per fiscal quarter, then, the Gryphon shall pay to Anchorage 75% of net monthly mining revenue for the immediately succeeding fiscal quarter (and thereafter, in the following fiscal quarter would shift to 100%). As consideration for the Anchorage Loan Agreement Amendment, Gryphon agreed to make a one-time payment of 173.17 bitcoins, reducing the principal balance of bitcoins from 636.81 to 463.64, and a closing fee of $45,000.

The Anchorage Loan Agreement Amendment also added a conversion provision whereby Anchorage has a limited right to convert all or any portion of the outstanding principal on the loan into a number of shares of Gryphon or any public company that is Gryphon’s parent, if Gryphon is not the public company (the “Conversion Right”). The Conversion Right is available at any time during the one month period (the “Conversion Period”) after which the market capitalization of Gryphon, or its public company parent if Gryphon is not the public company, for the first time exceeds $125,000,000 for five consecutive days. The conversion price is equal to $150,000,000 divided by the number of shares of Gryphon, or its public company parent if Gryphon is not the public company, common stock outstanding immediately prior to Anchorage’s exercisation of the Conversion Right during the Conversion Period.

Conversion and Redemption of Convertible Debentures

In June 2021, Gryphon sold units in a private placement consisting of convertible debentures in the principal amount of $9.4867 (“Convertible Debenture”) and one warrant to purchase Gryphon’s common stock for a total aggregate of 956,857 units. Each Convertible Debenture was convertible into a share of Gryphon’s common stock at a conversion price equal to the lower of (i) $9.4867, or (ii) a 30% discount to the public valuation. The Convertible Debentures accrued simple interest on the outstanding principal balance at a rate of 10% per annum.

On May 26, 2022, Gryphon issued 47,971 shares of common stock upon conversion of Convertible Debentures with an aggregate principal amount of $414,000 and accrued interest of $41,000. Also on May 26, 2022, Gryphon redeemed the remaining $8,665,000 in aggregate principal amount of Convertible Debentures, together with $839,000 in accrued interest thereon. Following such conversions and redemptions, no Convertible Debentures remained outstanding.

Impact of Coronavirus Pandemic

COVID-19, and the global measures taken to combat it, may cause disruption to the activities of Gryphon’s suppliers and, potentially, Gryphon’s bitcoin mining activities and have an adverse effect on Gryphon’s business. Gryphon’s bitcoin miners will be accessible through Gryphon’s data provider and do not require physical interaction. Thus, Gryphon expects that its ability to conduct operations will not be materially affected by COVID-19. While the broader economic implications remain uncertain, the COVID-19 pandemic has, to date, not had any measurable material impact on Gryphon’s operating results.

Depending on the magnitude of such effects on Gryphon’s supply chain, shipments of parts for Gryphon’s already ordered bitcoin miners, as well as any new miners Gryphon may purchase, may be delayed. As Gryphon’s bitcoin miners require repair or become obsolete and require replacement, Gryphon’s ability to obtain adequate replacements or repair parts from their manufacturer may be hampered. Supply chain disruptions could negatively impact Gryphon’s operations.

The extent to which the pandemic may impact Gryphon’s results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this proxy statement/prospectus, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to Gryphon’s performance, financial condition, results of operations and cash flows. See also “Risk Factors” above.

Emerging Growth Company and Smaller Reporting Company Status

Gryphon is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Gryphon may take advantage of these exemptions until is no longer an emerging growth company under Section 107 of the JOBS Act, which provides that an emerging growth company can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. Gryphon has elected to avail itself of the extended transition period and, therefore, while Gryphon is an emerging growth company it will not be subject to new or revised accounting standards the same time that they become applicable to other public companies that are not emerging growth companies, unless it chooses to early adopt a new or revised accounting standard.

Additionally, Gryphon is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Gryphon will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of Gryphon’s common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) Gryphon’s annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30.

Going Concern

Gryphon’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which contemplate the continuation of Gryphon as a going concern and the realization of assets and satisfaction of liabilities in the ordinary course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Since Gryphon began revenue generation in September 2021, management has financed Gryphon’s operations through equity and debt financing and the sale of the digital assets earned through mining operations.

Gryphon may incur additional losses from operations and negative cash outflows from operations in the foreseeable future. In the event Gryphon continues to incur losses, it may need to raise debt or equity financing to finance its operations until operations are cashflow positive. However, there can be no assurance that such financing will be available in sufficient amounts and on acceptable terms, when and if needed, or at all. The precise amount and timing of the funding needs cannot be determined accurately at this time and will depend on several factors, including the market price for the underlying commodity mined by Gryphon and its ability to procure the required mining equipment and operate profitably. Gryphon’s financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business.

Components of Gryphon’s Results of Operations

Revenue

Gryphon’s revenue consists primarily of bitcoin earned from its cryptocurrency mining activities and revenue received under the Sphere 3D MSA. In addition to its self-mining activities, Gryphon also has digital asset mining pools relationships, with the mining pool operators to provide computing power to the mining pool. In exchange for providing computing power, Gryphon is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator, which are recorded as a component of cost of revenues), for successfully adding a block to the blockchain. Gryphon’s fractional share is based on the proportion of computing power Gryphon contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Under the Sphere 3D MSA, Gryphon is Sphere 3D’s exclusive provider of management services for all blockchain and cryptocurrency-related operations, including but not limited to services relating to all mining equipment owned, purchased, leased, operated, or otherwise controlled by Sphere 3D and/or its subsidiaries and/or its affiliates at any location. Gryphon in return receives 22.5% of the net operating profit of all of Sphere 3D’s blockchain and cryptocurrency-related operations. Operating profit is defined as fair value of the cryptocurrency mined less the hosting costs to mine said cryptocurrency.

Costs of Revenue

Gryphon’s costs of revenue consist primarily of direct costs of earning bitcoin related to mining operations, including, electric power costs, other utilities, but excluding depreciation and amortization, which are separately stated in Gryphon’s statements of operations.

General and Administrative Expenses

Gryphon’s general and administrative expenses consist primarily of payments for legal and professional fees, payroll and other miscellaneous expenses.

Stock-Based Compensation

Gryphon accounts for stock-based compensation under ASC 718 “Compensation — Stock Compensation” using the fair value-based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges it equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments.

Gryphon uses the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the vesting periods.

Common Stock Awards

Gryphon grants common stock awards to non-employees in exchange for services provided. Gryphon measures the fair value of these awards using the fair value of the services provided or the fair value of the awards granted, whichever is more reliably measurable. The fair value measurement date of these awards is generally the date the performance of services is complete. The fair value of the awards is recognized on a straight-line basis as services are rendered. The share-based payments related to common stock awards for the settlement of services provided by non-employees is recorded in accordance with ASC 718 on the statement of operations in the same manner and charged to the same account as if such settlements had been made in cash.

Warrants

In connection with certain financing, consulting and collaboration arrangements, Gryphon has issued warrants to purchase shares of its common stock. The outstanding warrants are standalone instruments that are not puttable or mandatorily redeemable by the holder and are classified as equity awards. Gryphon measures the fair value of the awards using the Black-Scholes option pricing model as of the measurement date. Warrants issued in conjunction with the issuance of common stock are initially recorded at fair value as a reduction in additional paid-in capital of the common stock issued. All other warrants are recorded at fair value as expense over the requisite service period or at the date of issuance, if there is not a service period.

Depreciation Expense

Gryphon’s depreciation expense consists primarily of periodic expense for the deprecation of its mining machines.

Impairment of Digital Assets

In accordance with GAAP, Gryphon is required to evaluate impairment of its digital assets. The fair value of a digital asset is evaluated on the date it is received. If the fair value decreases after receipt, the digital asset is written down to a new fair value. Gryphon cannot recognize a gain if and when the fair value is above the value used to impair the asset.

Realized Gain on Disposition of Digital Assets

At the time a digital asset is sold or transferred, Gryphon will recognize a gain equal to the fair value of the digital asset less the book value of the digital asset.

Other Income (Expense)

Gryphon’s other income (expense) consists primarily of gains and losses on the extinguishment of debt, interest expense, amortization of debt discount, unrealized losses on our marketable securities and the change in fair value of our notes payable.

Results of Operations

Fiscal Year Ended December 31, 2022 Compared to Fiscal Year Ended December 31, 2021

The following table shows Gryphon’s results of operations for the fiscal years ended December 31, 2022 and December 31, 2021:

	2022	2021	Change	Percentage
Revenue	$21,723,000	$3,711,000	$18,012,000	485%
Cost and expenses:
Cost of revenues	12,196,000	871,000	11,325,000	1,300%
General and administrative expenses	2,175,000	2,256,000	(81,000)	(4)%
Stock based compensation expense	3,285,000	20,132,000	(16,847,000)	(84)%
Impairment of digital assets	8,704,000	712,000	7,992,000	1,122%
Realized gain on disposition of digital assets	(609,000)	(344,000)	(265,000)	77%
Depreciation	12,536,000	695,000	11,841,000	1,704%
Total operating expenses	38,287,000	24,322,000	13,965,000	57%

Loss from operations	(16,564,000)	(20,611,000)	4,047,000	(20)%
Total other income (expense)	20,276,000	(1,499,000)	21,775,000	(1,453)%

Income (Loss) before provision for income taxes	$3,712,000	$(22,110,000)	$25,822,000	(117)%

Revenue

Revenue increased approximately $18,012,000, or 485%, to approximately $21,723,000 for the year ended December 31, 2022, compared to approximately $3,711,000 for the year ended December 31, 2021. The increase was primarily attributable to (i) the increase from approximately three months of operations in 2021 to twelve months of operations in 2022, and (ii) the increased deployment of miners in operations from approximately 3,000 in 2021 to approximately 7,400 in 2022, offset by a decline in the market value of bitcoin from approximately $41,000, as of October 1, 2021, to approximately 17,000, as of December 31, 2022.

Costs of Revenue

Costs of revenue increased $11,325,000, or 1,300%, to $12,196,000 for the year ended December 31, 2022, compared to $871,000 for the year ended December 31, 2021. The increase was primarily attributable to (i) increased deployment of miners, (ii) increases in bitcoin network hashrate, and (iii) energy costs.

General and Administrative Expenses

General and administrative expenses decreased approximately $81,000, or 4%, to approximately $2,175,000 for the year ended December 31, 2022, compared to approximately $2,256,000 for the year ended December 31, 2021. The decrease was primarily attributable to reduced professional services fees, offset by increased headcount from the addition of its Chief Financial Officer.

Stock-Based Compensation

Stock-based compensation decreased $16,847,000, or 84%, to $3,285,000 for the year ended December 31, 2022, compared to $20,132,000 for the year ended December 31, 2021. The decrease was primarily attributable to a reduction in the number of shares granted.

Depreciation Expense

Depreciation expense increased $11,841,000, or 1,704%, to $12,536,000 for the year ended December 31, 2022, compared to $695,000 for the year ended December 31, 2021. The increase was primarily attributable to the increase in fixed assets from the deployment of miners.

Other Income (Expense)

Other income (expense) increased $21,775,000, or 1,453%, to $20,276,000 for the year ended December 31, 2022, compared to $(1,499,000) for the year ended December 31, 2021. The increase was primarily attributable to the forgiveness of the Sphere 3D Note as part of the termination of the Sphere 3D Merger Agreement and the change in the fair value of notes payable, offset by the unrealized loss on marketable securities, loss on extinguishment of debt and interest expense.

Liquidity and Capital Resources

As of December 31, 2022, Gryphon had cash and cash equivalents of $269,000 and an accumulated deficit of approximately $18,576,000. To date, Gryphon has financed its operations primarily through proceeds from the sales of its equity securities through private placements, borrowings pursuant to the Sphere 3D Note and the Anchorage Loan Agreement and cash flow from its digital currency mining operations (including revenue received under the Sphere 3D MSA).

Gryphon believes that its current levels of cash will not be sufficient to meet its anticipated cash needs for its operations for at least the next 12 months. Gryphon will require additional capital resources to fund its operations and pay its obligations as they come due over the next twelve months and for the implementation of its strategy to expand its business, or other investments or acquisitions Gryphon may decide to pursue. Gryphon may sell additional equity or debt securities or enter into a credit facility to satisfy its capital requirements. The sale of additional equity securities could result in dilution to its shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require Gryphon to agree to operating and financial covenants that would restrict its operations. Financing may not be available in amounts or on terms acceptable to Gryphon, if at all. Any failure by Gryphon to raise additional funds on terms favorable to it, or at all, could limit its ability to expand its business operations and could harm its overall business prospects.

Summary of Cash Flow

The following table provides detailed information about Gryphon’s net cash flow for all financial statement periods presented in this proxy statement/prospectus, for the years ended December 31, 2022 and 2021:

	2022	2021
Net cash provided by operating activities	$14,551,000	$677,000
Net cash used in investing activities	$(8,996,000)	$(36,554,000)
Net cash (used in) provided by financing activities	$(6,202,000)	$36,781,000

Net Cash Provided by Operating Activities

Net cash provided by operating activities was approximately $14,551,000 for the year 2022 and consisted primarily of cash proceeds from the sale of digital currency of approximately $30,559,000, offset by cash expenditures for operating activities of approximately $16,008,000.

Net cash provided by operating activities was approximately $677,000 for the year 2021 and consisted primarily of cash proceeds from the sale of digital currency of approximately $2,735,000, offset by cash expenditures for operating activities of approximately $2,058,000.

Net Cash Used in Investing Activities

Net cash used in investing activities was approximately $8,996,000 for the year 2022 and consisted primarily of approximately $8,996,000 for the purchase of miners.

Net cash used in investing activities was approximately $36,554,000 for the year 2021 and consisted primarily of approximately $36,394,000 for the purchase of miners.

Net Cash (Used in) Provided by Financing Activities

Net cash used in financing activities was approximately $6,202,000 for the year 2022 and consisted primarily of approximately $8,665,000 for the repayment of convertible notes, offset by approximately $2,500,000 from the issuance of notes payable.

Net cash provided by financing activities was approximately $36,781,000 for the year 2021 and consisted primarily of approximately $10,000,000 from the issuance of notes payable, approximately $9,079,000 from the issuance of convertible debentures, approximately $15,804,000 from the sale of common stock and approximately $1,473,000 for the sale of preferred stock.

Capital Expenditures and Other Obligations

Coinmint Agreement

On July 1, 2021, Gryphon entered into a Coinmint Colocation Mining Services Agreement (the “Coinmint Agreement”), with Coinmint, LLC (“Coinmint”), an established operator of renewable-energy data centers, pursuant to which Coinmint provides hosting services to Gryphon at Coinmint’s hydro powered facility in Massena, New York (the “Coinmint Facility”) for a 15-month period, which upon its conclusion renews automatically for successive three-month terms unless either party delivers to the other party 90 days’ written notice of intent not to renew. Pursuant to the terms of the Coinmint Agreement, 7,200 S19j Pro Antminer machines were delivered to and installed at the Coinmint Facility. Under the terms of the Coinmint Agreement, Coinmint directly passes through the cost of electricity and maintenance costs to Gryphon, collects an initial reservation fee and collects a percentage of Gryphon’s bitcoin mining profits.

Core MSA and Sublease with Sphere 3D

On September 12, 2021, Gryphon and Core Scientific, Inc. (“Core”) entered into a Master Services Agreement (the “Core MSA”). Pursuant to the Core MSA, Core shall provide services related to the hosting of Gryphon’s cryptocurrency mining equipment and operations in data centers owned by Core under separate orders entered into by Gryphon and Core. The term of the Core MSA is indefinite, but may be terminated if no active orders have been in effect for at least 12 months.

Master Services Agreement Order No. 1 (“Order 1”) under the Core MSA commenced on August 31, 2021 and provides for the hosting by Core of equipment consisting of one hundred S19j Pro Antminer units. Order 1 shall remain in place for three years, unless terminated earlier under the terms of the Core MSA or Order 1, and automatically renews for one-year renewal terms unless terminated by Gryphon with 90 days’ notice prior to the end of any such renewal term. Master Services Agreement Order No. 2 (“Order 2”) under the Core MSA commenced on September 24, 2021 and provides for approximately 230 MW of net carbon neutral bitcoin mining hosting capacity to be managed by Core as hosting partner. Core hosts equipment consisting of approximately 71,000 S19 or equivalent units that were delivered to Core’s data center in scheduled installments between October 2021 and November 2022. Core’s hosting services for each shipment of units began in the month of the arrival of such units and will continue for four years thereafter, unless terminated earlier under the terms of the Core MSA or Order 2, and automatically renew for one-year renewal terms unless terminated by Gryphon with 90 days’ notice prior to the end of any such renewal term. In addition, Order 2 amended the Core MSA to permit the sub-lease, sub-license, assignment, delegation or transfer of the Core MSA, Order 1, or Order 2, or Gryphon’s rights and obligations thereunder, to Sphere 3D without the consent of Core.

On October 8, 2021, in connection with the pending Sphere 3D Merger, Gryphon and Sphere 3D entered into a sub-license and delegation agreement (the “Sublease”), pursuant to which Gryphon sublicensed to Sphere 3D Gryphon’s rights to use Core’s facility pursuant to Order 2 and the Core MSA and delegated to Sphere 3D all of Gryphon’s obligations to make payments to Core under Order 2. The Sublease will terminate automatically upon the termination of the Core MSA and/or Order 2. Under the Sublease, Sphere 3D paid Gryphon $16,308,000, which Gryphon subsequently paid to Core as part of the prepayments outlined in Order 2. As part of the agreements to amend the Sphere 3D Merger Agreement, the Sphere 3D Note and the Sphere 3D MSA, Sphere 3D and Gryphon agreed to amend the Sublease to provide Gryphon the right to recapture the usage of up to 50% of the hosting capacity to be managed by Core if the Sphere 3D Merger Agreement was terminated. Gryphon did not exercise the recapture right, which expired 90 days after the termination of the Sphere 3D Merger Agreement.

As of December 31, 2022, Gryphon had paid an aggregate of $35,104,000 to Core under the Core MSA, all of which has been reimbursed by Sphere 3D.

Anchorage Loan Agreement

Please see the description of the Anchorage Loan Agreement (as amended) under “Recent Developments” above.

Off-Balance Sheet Arrangements

Gryphon has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Gryphon’s Plan of Operations

While Gryphon generated nearly $22 million in revenue in 2022, in order to fully implement its plan of operations, it will need to raise a significant amount of capital through future offerings of debt and equity securities. The discussion below is based on the assumption that Gryphon will be able to raise significant capital to fund its growth plan. There can be no assurance, however, that Gryphon will be successful in raising the required capital on terms acceptable to it, if at all.

Outlook

Gryphon expects to materially scale its operations, as follows:

•        Acquire additional bitcoin miners: Gryphon is currently exploring numerous opportunities to acquire additional ASIC miners, both new and second hand, given the influx of supply attributable to regulatory changes in key international markets and it expect to make additional purchases, subject to the success of any capital raising. With regards to second-hand miners, Gryphon will limit the scope of its interest to bitcoin miners from the most recent generation (e.g., Bitmain S19, S19 Pro, and S19j Pro Antminers) due to the increased efficiency they offer, relative to previous generations.

•        Hire a permanent Chief Financial Officer.

•        Complete the Merger with Akerna and begin trading on Nasdaq upon regulatory approval.

Gryphon’s operations currently focus exclusively on the mining of bitcoin. While Gryphon may expand its operations beyond the mining of bitcoin in the future, it currently has no plans or intentions of mining other digital assets. Gryphon intends to continue expanding its bitcoin mining operations as it acquires additional miners to the extent that opportunities for such acquisitions arise. The costs of such expansions will depend on market conditions at the time.

Critical Accounting Policies and Estimates

Gryphon’s significant accounting policies are more fully described in the notes to its financial statements. Gryphon believes that the accounting policies below are critical for one to fully understand and evaluate its financial condition and results of operations.

Digital Assets, Net

Digital assets or cryptocurrencies, (including bitcoin, Ethereum, DAI and USDT) are included in current assets in the accompanying interim balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies obtained by Gryphon through its sale of common stock are accounted for based on the value of the specific digital asset on the date received.

Gryphon accounts for digital assets as indefinite-lived intangible assets in accordance with ASC 350, Intangibles — Goodwill and Other. Gryphon has ownership of and control over the cryptocurrencies and uses third-party custodial services to secure it. The digital assets are initially recorded at cost and are subsequently remeasured on the balance sheets at cost, net of any impairment losses incurred since acquisition.

An impairment analysis is performed at each reporting period to identify whether events or changes in circumstances, in particular decreases in the quoted prices on active exchanges, indicate that it is more likely than not that the digital assets held by Gryphon are impaired. The fair value of digital assets is determined on a nonrecurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted prices on the active exchange(s) that Gryphon has determined is its principal market for cryptocurrencies (Level 1 inputs). If the carrying value of the digital asset exceeds the fair value based on the lowest price quoted in the active exchanges during the period, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the price determined.

Impairment losses are recognized within “operating expense” in the statements of operations in the period in which the impairment is identified. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains are not recorded until realized upon sale or disposition.

Cryptocurrencies awarded to Gryphon through its mining activities are included within operating activities in the consolidated statements of cash flows. The cash received from the sale of cryptocurrencies earned through Gryphon’s mining activities is included within operating activities in the consolidated statements of cash flows and any realized gains or losses from such sales are included in operating expenses in the consolidated statements of operations. Gryphon accounts for its gains and losses in accordance with the first in first out (FIFO) method of accounting.

Mining Equipment

Mining Equipment is stated at cost, including purchase price and all shipping and custom fees, and depreciated using the straight-line method over the estimated useful lives of the assets, generally three years for cryptocurrency mining equipment.

Gryphon reviews the carrying amounts of mining equipment when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, Gryphon estimates the recoverable amount of the cash generating unit to which the asset belongs. Assets carried at fair value, such as digital currencies, are excluded from impairment analysis.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or cash generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in net income. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

Leases

Effective July 2021, Gryphon accounts for its leases under ASC 842, Leases (“ASC 842”). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the consolidated balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or Gryphon’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term.

In calculating the right of use asset and lease liability, Gryphon elects to combine lease and non-lease components as permitted under ASC 842. Gryphon excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

Derivatives

Gryphon evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and would then be re-valued at each reporting date, with changes in the fair value reported in the interim condensed statements of operations. If there are stock-based derivative financial instruments, Gryphon will use a probability weighted average series Binomial lattice option pricing models to value the derivative instruments at inception and on subsequent valuation dates.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities will be classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Revenue Recognition

Gryphon recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•        Step 1: Identify the contract with the customer

•        Step 2: Identify the performance obligations in the contract

•        Step 3: Determine the transaction price

•        Step 4: Allocate the transaction price to the performance obligations in the contract

•        Step 5: Recognize revenue when Gryphon satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

•        Variable consideration

•        Constraining estimates of variable consideration

•        The existence of a significant financing component in the contract

•        Noncash consideration

•        Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Gryphon has digital asset mining pools relationships, with the mining pool operators to provide computing power to the mining pool. The relationships can be terminable at any time by either party and Gryphon’s enforceable right to compensation only begins when Gryphon provides computing power to the mining pool operator. In exchange for providing computing power, Gryphon is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are recorded as a component of cost of revenues), for successfully adding a block to the blockchain. Gryphon’s fractional share is based on the proportion of computing power Gryphon contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of Gryphon’s ordinary activities. The provision of providing such computing power is the only performance obligation in Gryphon’s contracts with mining pool operators. The transaction consideration Gryphon receives, if any, is noncash consideration, which Gryphon measures at fair value on the date Gryphon is notified of the consideration to be received, which is not materially different than the fair value at the time Gryphon has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and Gryphon receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the date Gryphon is notified of the consideration earned. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, Gryphon may be required to change its policies, which could have an effect on Gryphon’s consolidated financial position and results from operations.

Cost of Revenue

Gryphon’s cost of revenue consists primarily of direct costs of earning bitcoin related to mining operations, including mining pool fees, electric power costs, other utilities, labor, insurance whether incurred directly from self-mining operations or reimbursed, including any revenue sharing arrangements under co-location agreements, but excluding depreciation and amortization, which are separately stated in Gryphon’s consolidated statements of operations.

Income Taxes

Gryphon accounts for income taxes under the asset and liability method, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

ASC Topic 740, Income Taxes, (“ASC 740”), also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on Gryphon’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in Gryphon’s interim financial statements. Gryphon believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in material changes to its financial position.

Recent Accounting Pronouncements

From time to time, the Financial Accounting Standards Board (“FASB”) or other standards setting bodies issue new accounting pronouncements. Updates to the FASB ASC are communicated through issuance of an Accounting Standards Update (“ASU”). Gryphon considers the applicability and impact of all ASUs on Gryphon’s financial position, results of operations, cash flows, or presentation thereof. Described below are ASUs that are not yet effective, but may be applicable to Gryphon’s financial position, results of operations, cash flows, or presentation thereof. As of the issuance of these consolidated financial statements, there were no ASUs that management assessed and determined to be applicable to Gryphon’s financial position, results of operations, cash flows, or presentation thereof.

PRINCIPAL STOCKHOLDERS OF GRYPHON

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of Gryphon Common Stock, as of May 4, 2023 for:

•        each person, or group of affiliated persons, who is known by Gryphon to beneficially own more than 5% of each class of Gryphon’s stock;

•        each of Gryphon’s executive officers;

•        all of Gryphon’s directors; and

•        all of Gryphon’s executive officers and directors as a group.

Gryphon has determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, these rules require that Gryphon include shares of common stock issuable pursuant to the vesting of restricted stock units and the exercise of stock options and warrants that are either immediately exercisable or exercisable within 60 days of May 4, 2023. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers of Gryphon as a group. However, notwithstanding the foregoing, all shares of common stock issuable upon conversion of outstanding Preferred Stock are deemed to be outstanding for the purpose of computing the percentage ownership of each person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as described above, beneficial ownership prior to the completion of the Merger is based on 14,416,384 shares of Gryphon Common Stock outstanding as of May 4, 2023. Unless otherwise indicated by footnote, the address for each of the beneficial owners set forth in the table below is c/o Gryphon Digital Mining, Inc., 953 Mabel Road, Unit 138 Las Vegas, NV 89110.

	Amount of Beneficial Ownership			Percent of Common Stock(1)	Percent of Series Seed I Preferred Stock(2)	Percent of Series Seed II Preferred Stock(3)	Percent of Total Voting Stock(4)
Name of Beneficial Owner	Common Stock	Series Seed I Preferred Stock	Series Seed II Preferred Stock
Robert Chang(5)	1,895,000	21,000		13.3%	*		9.7%
Dan Tolhurst	1,895,000	21,000		13.3%	*		9.7%
Brittany Kaiser(6)	700,000			4.9%			3.5%
Chris Ensey(7)	199,309			1.4%			1.0%
Steve Gutterman
Heather Cox
All directors and officers as a group (6 persons named above)	4,689,309	42,000		32.5%	*		23.7%
Epic Capital Inc.	2,372,500			16.5%			12.0%
Roxy Capital Corp.	1,915,834			13.3%			9.7%
DPL Capital Inc.	1,853,333			12.9%			9.4%
Travis Killian		833,334			16.3%		4.2%
Lynwood Opportunities Master Fund		416,667			8.1%		2.1%
MMCAP International Inc. SPC		416,667			8.1%		2.1%
The K2 Principal Fund, L.P.		312,500			6.1%		1.6%
Schitzer Limited			29,941			11.3%	*
Fiorenzo Villani			15,000			5.7%	*
Margaret H, Moskovitz Limited Partnership LLLP			15,000			5.7%	*
Reed Rubin			14,971			5.7%	*
Adam Arens			14,971			5.7%	*
Craig Sellars			14,790			5.6%	*

____________

*        Represents beneficial ownership of less than 1%.

(1)      Based on 14,416,384 shares of common stock outstanding as of May 4, 2023.

(2)      Based on 5,120,171 shares of series seed I preferred stock outstanding as of May 4, 2023. Shares of series seed I preferred stock are, upon the occurrence of certain events, convertible into shares of common stock on the basis of one share of common stock for each share of series seed I preferred stock. Holders of series seed I preferred stock vote with the holders of common stock on all matters on an as-converted to common stock basis.

(3)      Based on 266,795 shares of series seed II preferred stock outstanding as of May 4, 2023. Shares of series seed II preferred stock are, upon the occurrence of certain events, convertible into shares of common stock on the basis of one share of common stock for each share of series seed II preferred stock. Holders of series seed II preferred stock vote with the holders of common stock on all matters on an as-converted to common stock basis.

(4)      Percentage of Total Voting Stock represents total ownership with respect to all shares of common stock, series seed I preferred stock and series seed II preferred stock, as a single class and on an as-converted to common stock basis. It is based on 19,801,482 shares of total voting stock outstanding.

(5)      Represents shares held by Chang Advisory Inc. Mr. Chang is the Chief Executive Officer of Chang Advisory Inc. and has voting and investment control over the shares held it. Mr. Chang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(6)      Represents shares held by Achayot Partners LLC. Ms. Kaiser is the CEO and 50% owner of Achayot Partners LLC and shares voting and investment control over the shares held by it with Natalie Kaiser, the other 50% owner of Achayot Partners LLC. Ms. Kaiser disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

(7)      Represents shares held by 21Chains, LLC. Mr. Ensey is the CEO of 21Chains, LLC and has voting and investment control over the shares held it. Mr. Ensey disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Except as contemplated by the Merger Agreement, Gryphon does not currently have any arrangements which if consummated may result in a change of control of Gryphon.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors of the Combined Company Following the Merger

Effective as of the closing of the Merger, the combined company’s executive officers are expected to be certain members of the Gryphon executive management team prior to the Merger. The following table lists the names, ages and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the Merger:

Name	Age	Position
Executive Officers:
Robert Chang	45	Chief Executive Officer and Director
Chris Ensey	43	Chief Technical Advisor
Non-Employee Directors:
Brittany Kaiser	35	Chairman of the Board of Directors and Independent Director
Heather Cox	52	Independent Director
Steve Gutterman	53	Independent Director
Jessica Billingsley	44	Independent Director

Executive Officers

Robert Chang, Chief Executive Officer and Director

Robert Chang has served as Gryphon’s Chief Executive Officer and a director since January 14, 2021. Mr. Chang has also been a director of Fission Uranium since April 2018, a director of Ur-Energy since March 2018, and a director of Shine Minerals since November 2018. Prior to that, from August 2019 to January 2021, Mr. Chang was an Independent Consultant for traditional mining and crypto currency companies including Hive Blockchain. From July 2018 to March 2020, Mr. Chang was a director of District Metals. From February 2018 to August 2019, Mr. Chang served as CFO of Riot Blockchain and oversaw the company’s business operations, investor relations and finances. From January 2011 to January 2018, Mr. Chang was the managing director and Head of Metals and Mining Research of Cantor Fitzgerald. Mr. Chang graduated from the Rotman School of Management at University of Toronto with his MBA in 2006. Mr. Chang is a nominee of Gryphon to the combined company’s board of directors.

Chris Ensey, Chief Technical Advisor

Chris Ensey has served as Gryphon’s Chief Technology Advisor since June 2021. He is also a founder of Gulp Data, a digital asset backed lending firm that started in 2021, and has served as a director of Global Blockchain Partners Corp. ($GBBK), a special acquisition company focused on blockchain technologies, since May 2022. Prior to these roles, Chris was Chief Technical Officer at EMed from July 2020 to February 2021 and at BlueVoyant from June 2019 to October 2020, as well as Interim CEO/COO at Riot Blockchain from February 2018 to February 2019. Mr. Ensey’s decade long involvement in Bitcoin and various Web3 projects, and his background in deep tech and experience as a public company executive, make him a perfect fit for the combined company’s executive team. Mr. Ensey has provided advisory and board leadership to several Web3 companies, including Seal Storage since October 2021. He additionally has over 20 years of experience in cyber security and cloud computing technologies. Mr. Ensey is proposed to be an executive officer of the combined company.

Non-Employee Directors

Jessica Billingsley, Independent Director

Jessica Billingsley has served as Chief Executive Officer and director of Akerna since the consummation of its business combination on June 17, 2019, and Chairman of the Board since July 2019. Ms. Billingsley co-founded MJF, our wholly-owned subsidiary, in 2010 and served as President of MJF from 2010 to April 2018 and Chief Executive Officer since May 2018. An early investor in one of Colorado’s first legal medical cannabis businesses, Ms. Billingsley created the category of cannabis seed-to-sale technology after seeing the need first-hand. Prior to MJF, Ms. Billingsley was the founder and chief executive officer of Zoco, a technology services firm with clients across the United States. Ms. Billingsley has 20 years of technology and systems experience with rapidly scaling businesses, and founded her first business at the age of 22. Ms. Billingsley served on the board of the National Cannabis Industry Association from 2012 – 2019 and currently serves as Chair of the Board of the United States Cannabis Council. Ms. Billingsley was named one of Fortune’s 10 most promising women entrepreneurs in 2015 and named one of Inc. Magazine’s 100 Female Founders in 2018. Ms. Billingsley holds a dual degree from the University of Georgia in Computer Science and Communications. Ms. Billingsley was selected to serve on our Board based on her extensive experience with technology and systems companies, broad experience in the telecommunications industry, and her background as an entrepreneur.

Brittany Kaiser, Chairman of the Board of Directors

Brittany Kaiser has served as Gryphon’s Chairman of the Board of Director’s since February 4, 2021 and as a director since December 21, 2020. Ms. Kaiser is also an independent director of Lucy Scientific Discovery Inc. since December 2020, Chief Executive Officer and director of Achayot Partners LLC since April 2019, President and director of Own Your Data Foundation since August 2019 and co-founder of Digital Asset Trade Association since February 2018. Prior to that, Ms. Kaiser served as business development director at SCL USA from March 2017 to January 2018 and SCL Group Ltd. (UK) from February 2015 to March 2017. Ms. Kaiser graduated from Middlesex University School of Law in 2015. Ms. Kaiser is a nominee of Gryphon to the combined company’s board of directors.

Heather Cox, Independent Director

Heather Cox has been at the forefront of building and leading disruptive fintech, healthtech, data and digital businesses throughout her career, from the early days of E*TRADE to more recently in the healthcare space serving as the Chief Digital Health and Analytics Officer for Humana from August 2018 to February 2023. At Humana, she was accountable for building the firm’s digital care delivery operations and leading enterprise advanced analytics, including the application of Artificial Intelligence at scale in healthcare. Prior to Humana, Heather served as Chief Technology and Digital Officer at USAA from September 2016 to March 2018, where she built personalized and digitally enabled end-to-end experiences for USAA members. Heather served as CEO of Citi FinTech at Citigroup, a fintech start-up that she designed that allowed Citigroup to harness innovation in the global fintech ecosystem. Prior, she headed Card Operations for Capital One, where she reshaped customer and digital experience for Capital One cardholders. Heather has been named to several American Banker Women to Watch Lists, including a designation of the #3 Woman to Watch nationally in banking in 2017. In 2015, she was named Digital Banker of the Year by American Banker and one of the 10 most innovative CEOs in banking by Bank Innovation. Since March 2018, Heather has served on the board of directors of NRG Energy (Nasdaq: NRG), and since August 2022, has served on the board of directors of Atlantic Union Bankshares Corporation (Nasdaq: AUB). Heather graduated cum laude with a Bachelor of Arts in Economics from the University of Illinois at Urbana- Champaign. Ms. Cox is a nominee of Gryphon to the combined company’s board of directors.

Steve Gutterman, Independent Director

Mr. Gutterman has built, led, acquired and invested in market-changing companies for almost 30 years. Since July 2021 he has served as CEO of Falcon International, one of the largest private cannabis companies in California. Previously, he served from January 2020 to July 2021 as CEO of General Cannabis (OTC: CANN) and from May 2018 to November 2020 as President of Harvest (CSE: HARV), since acquired by Trulieve (CSE: TRUL) to form the largest cannabis company in the US as measured by revenue. Prior to Harvest, he held a variety of senior roles including at E*TRADE Financial (Nasdaq: ETFC), where he was EVP and COO of E*TRADE Bank and led the Bank from $1 billion in assets to $35 billion. He also served as the CEO of GeoPoll, a market research company and was Managing Director of MBH Enterprises, a private equity company focused on technology and infrastructure investments. He holds a JD/MBA from Columbia University and a BA from Tufts University. Mr. Gutterman is a nominee of Gryphon to the combined company’s board of directors, where his combination of operational expertise, public company governance and financial services expertise will benefit the board and the company.

Election of Officers

The combined company’s executive officers will be appointed by, and serve at the discretion of, the combined company’s board of directors. There are no family relationships among any of the combined company’s proposed directors or executive officers.

Board of Directors of the Combined Company Following the Merger

The Akerna Board currently consists of 5 directors divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. [The staggered structure of the board of directors will remain in place for the combined company following the completion of the Merger. It is anticipated that the incoming directors will be appointed to applicable vacant director seats of the combined company board of directors.]

Following the closing of the Merger, the combined company expects to identify and appoint, through its nominating and corporate governance committee, two directors within 6 months.

There are no family relationships among any of the proposed combined company directors and officers.

Director Independence

Nasdaq’s listing standards require that the combined company’s board of directors consist of a majority of independent directors, as determined under the applicable rules and regulations of Nasdaq. Each of the directors of the combined company, other than Mr. Chang, are expected to qualify as independent directors following the completion of the Merger.

Committees of the Board of Directors

Presently, Akerna Board has the following standing committees: Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. Each of the standing committees is composed solely of independent directors. Following the completion of the Merger the combined company will continue to have the following standing committees: Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.

Audit Committee

Akerna’s audit committee’s duties, include, but are not limited to: (i) reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our annual reports; (ii) discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements; (iii) discussing with management major risk assessment and risk management policies; (iv) monitoring the independence of the independent auditor; (v) verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law; (vi) reviewing and approving all related-party transactions; (vii) inquiring and discussing with management our compliance with applicable laws and regulations; (viii) pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed; (ix) appointing or replacing the independent auditor; (x) determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; (xi) establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and (xii) approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

The audit committee of the combined company is expected to retain these duties and responsibilities following the completion of the Merger.

In connection with the closing of the Merger, the combined company’s board of directors is expected to select members of the audit committee. To qualify as independent to serve on the combined company’s audit committee, listing standards of Nasdaq and the applicable SEC rules require that a director not accept any consulting, advisory or other compensatory fee from the combined company, other than for service as a director, or be an affiliated person of the combined company. Akerna and Gryphon believe that, following the completion of the Merger, the composition of the audit committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

Compensation Committee

Akerna’s compensation committee has the overall responsibility for determining and approving the compensation of the Company’s Chief Executive Officer and reviewing and approving the annual base salaries and annual incentive opportunities of the Company’s executive officers. The Company may utilize the services of independent consultants to perform analyses and to make recommendations relative to executive compensation matters. These analyses and recommendations are to be conveyed to the Compensation Committee, and the Compensation Committee takes such information into consideration in making its compensation decisions. [The Compensation Committee did not engage any advisory firm as a compensation consultant in fiscal 2022.]

The compensation committee of the combined company is expected to retain these duties and responsibilities following completion of the Merger.

In connection with the closing of the Merger, the combined company’s board of directors is expected to select members of the compensation committee. Each member of the combined company’s compensation committee is expected to be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. Akerna and Gryphon believe that, following the completion of the Merger, the composition of the compensation committee will comply with the applicable requirements of the rules and regulations of Nasdaq.

Nominating and Corporate Governance Committee

The functions of Akerna’s nominating and corporate governance committee include (i) identifying, evaluating and selecting, or recommending that Board approve, nominees for election to Board; (ii) evaluating, on an annual basis, the performance of Board and of individual directors; (iii) establishing subcommittees for the purpose of evaluating special or unique matters; (iv) evaluating the adequacy of corporate governance practices and reporting; (v) reviewing management succession plans; and (vi) developing and making recommendations to Board regarding corporate governance guidelines and matters.

The nominating and corporate governance committee of the combined company is expected to retain these duties and responsibilities following completion of the Merger.

In connection with the closing of the Merger, the combined company’s board of directors is expected to select members of the nominating and corporate governance committee. Akerna and Gryphon believe that, after the completion of the Merger, the composition of the nominating and corporate governance committee will meet the requirements for independence under, and the functioning of such nominating and corporate governance committee will comply with, any applicable requirements of the rules and regulations of Nasdaq.

Compensation Committee Interlocks and Insider Participation

In connection with the closing of the Merger, the combined company’s board of directors is expected to select members of the compensation committee. Each member of the compensation committee is expected to be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the Merger.

Non-Employee Director Compensation

Please refer to “Akerna Director Compensation” above for a discussion of Akerna’s current policies with regard to the compensation of its non-employee directors. In connection with closing of the Merger, it is expected that the combined company will provide compensation to non-employee directors that is consistent with Akerna’s current practices; however, these director compensation policies may be re-evaluated by the combined company and the compensation committee following the completion of the Merger and may be subject to change. Non-employee directors are expected to receive an annual retainer fee and equity compensation in the form of a stock option grant.

CERTAIN RELATIONSHIPS AND RELATED-PARTY
TRANSACTIONS OF THE COMBINED COMPANY

In addition to the compensation arrangements, including employment, termination-of-employment and change-in-control arrangements, with Gryphon’s and Akerna’s directors and executive officers, including those discussed in the sections titled “Management Following the Merger,” “Gryphon Executive Compensation” and “Akerna Executive Compensation,” the following is a description of each transaction involving Akerna since January 1, 2019, each transaction involving Gryphon since its inception in October 2020 and each currently proposed transaction in which:

•        either Gryphon or Akerna has been or are to be a participant;

•        the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Gryphon’s or Akerna’s total assets at year-end for the last two completed fiscal years, as applicable; and

•        any of Gryphon’s or Akerna’s directors, executive officers or holders of more than 5% of Gryphon’s or Akerna’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Akerna Transactions

Employment of Scott Sozio

In July 2019, we hired Mr. Scott Sozio, at will, to serve as our Head of Corporate Development. As restructured in August 2020, Mr. Sozio receives an annual base salary of $150,000, a one-time grant of $600,000 in restricted stock units (92,166 restricted stock units) issued in August 2020 vesting over 4 years, as discussed below, and deal related compensation of 0.5% of the transaction value of acquisition completed by Akerna, payable one-half in restricted stock units of Akerna at the option of the Board.

In April 2020, Mr. Sozio was granted 1,230 restricted stock units of the Akerna under our 2019 Equity Incentive Plan in relation to the closing of our acquisition of Trellis, which vested immediately. In August of 2020, Mr. Sozio’s compensation was restructured and he was granted 92,166 restricted stock units, which vest one quarter each year beginning on July 1, 2021. In September 2020, Mr. Sozio was granted 10,000 restricted stock units as part of our annual employee grants, which vest one quarter each year beginning on July 1, 2021 and 38,527 restricted stock units in connection with the closing of our acquisition of Ample, which vested immediately. In April 2021, Mr. Sozio was granted 2,976 restricted stock units of the Akerna under our 2019 Equity Incentive Plan in relation to the closing of our acquisition of Viridian, which vested immediately. In October 2021, Mr. Sozio was granted 29,210 restricted stock units of the Akerna under our 2019 Equity Incentive Plan in relation to the closing of our acquisition of 365 Cannabis, which vested immediately. In April 2021, Mr. Sozio was granted 10,000 restricted stock units as part of our annual employee grants, which vest one quarter each year beginning on December 1, 2021

TechMagic

During the fiscal year ended June 30, 2020, we have been invoiced through our wholly-owned subsidiary Solo by TechMagic USA LLC, a Massachusetts limited liability, in an amount of approximately $657,000. When we acquired Solo in January 2020, there was an open balance payable to TechMagic of approximately $265,000. Subsequently, during the remainder of our fiscal year ended June 30, 2020, we received invoices totaling an aggregate additional amount of approximately $392,000. After our year ended June 30, 2020, through to the date hereof, we have received invoices totaling an aggregate amount of approximately $375,000. Currently, there are outstanding invoices totaling approximately $767,000. The invoices set forth services that TechMagic USA LLC purports to have provided to Solo regarding development of mobile software applications for MJ Freeway and Solo between March and November 2020. Mr. Ashesh Shah, formerly the president of Solo and currently the beneficial holder of 6.2% of our issued and outstanding shares of Common Stock is, to our knowledge, the founder and one of the principal managers of TechMagic USA LLC. The invoices state that the services were rendered pursuant to the terms of an agreement regarding the development of mobile software products for Solo, entered into between Solo and TechMagic at a time when Mr. Shah was a principal at both entities. On December 4, 2020, TechMagic filed suit against Solo in Massachusetts Superior

Court seeking recovery of up to approximately $1.07 million. Akerna provided a notice of termination of the Master Services Agreement on November 23, 2020 and the parties dispute the effective date of the termination. Solo disputes the validity of the invoices, in whole or in part, and intends to defend the suit vigorously. Mr. Ashesh Shah, formerly the president of Solo and currently the holder of less than 5% of our issued and outstanding shares of common stock is, to our knowledge, the founder and one of the principal managers of TechMagic USA LLC. As of December 31, 2021 and December 31, 2020, we recognized a loss contingency of $0.5 million and $0.6 million, respectively.

Indemnification

Akerna’s amended and restated certificate of incorporation contains provisions limiting the liability of directors, and its amended and restated bylaws provides that it will indemnify the directors and executive officers to the fullest extent permitted under Delaware law. Akerna’s amended and restated certificate of incorporation and bylaws also provides the Board with discretion to indemnify the other officers, employees, and agents when determined appropriate by the Board. In addition, Akerna entered into an indemnification agreement with each of its directors and executive officers, which requires it to indemnify them.

Related Person Transactions Policy and Procedure

Akerna’s Code of Ethics requires it to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the Board (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) Akerna or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of Akerna’s shares of Common Stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable to us than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

Gryphon Transactions

Other than as disclosed below, as of the date of this proxy statement/prospectus, there are no material arrangements, agreements and transactions since Gryphon’s inception in October 2020, or any currently proposed transactions, in which Gryphon was or is to be a participant and in which any person designated by Gryphon who will serve as an executive officer or director of the combined company following the Merger had or will have a direct or indirect material interest (other than compensation described under “Gryphon’s Executive And Director Compensation”).

Brittany Kaiser, a proposed director of the board of the combined company, lives in the same residence as a principal of DecentraNet, LLC (“DecentraNet”). Gryphon, its founder and President Dan Tolhurst, and DecentraNet entered into an advisory agreement, dated February 9, 2021. Under this agreement, DecentraNet agreed to provide certain services for a two-year term. DecentraNet advised and collaborated with Gryphon to oversee strategic and operational functions, assist with recruiting candidates for its board of directors as well as other advisors, recruit core employees and consultants, prepare a business development roadmap, and recruit marketing and branding employees. As compensation, Gryphon agreed to grant DecentraNet restricted shares of common stock equal to 0.5% of its total equity, amounting to 62,340 shares. The restricted shares were to vest according to a two-year vesting schedule, under which the shares would have vested in 24 equal monthly installments from the date of the agreement. Vesting was to be subject to DecentraNet’s continuous service. In addition, Gryphon agreed to grant a percentage of gross revenues of any business partnerships brought to Gryphon by DecentraNet. The commission was to be 5% beginning on the date of the first payment or revenue generated, after which no further commissions would have been owed. In addition, if

Gryphon had conducted an equity offering of a utility token and had an opinion letter from an AmLaw100 law firm or SEC no action letter confirming such; or where DecentraNet’s team acted as Tier 1 or Tier 2 finders under SEC guidance, DecentraNet or its team would have obtained referral-based cash compensation for funds raised through its network equal to 5% of funds raised. Had the total equity raised via DecentraNet’s network exceeded $5,000,000, DecentraNet would have been entitled to a success fee equal to 2% of its total equity. Had the total equity raised via DecentraNet’s network exceeded $10,000,000, DecentraNet would have been entitled to an additional success fee equal to 3% of its total equity, bringing the total success fee to 5% of its total equity. Gryphon also agreed to reimburse DecentraNet for necessary expenses. The agreement was terminated as of May 6, 2021, with the vesting of DecentraNet’s restricted shares accelerated to the date of termination.

MARKET PRICE AND DIVIDEND INFORMATION

The Akerna Common Stock is currently listed on The Nasdaq Capital Market under the symbol “KERN.”

The closing price of the Akerna Common Stock on January 26, 2023, the last day of trading prior to the announcement of the Merger, as reported on The Nasdaq Capital Market, was $1.78 per share, and the closing price of Akerna Common Stock on May 4, 2023 was $0.77 per share, in each case as reported on The Nasdaq Capital Market.

Because the market price of the Akerna Common Stock is subject to fluctuation, the market value of the shares of the Akerna Common Stock that Gryphon stockholders will be entitled to receive in the Merger may increase or decrease.

Gryphon is a private company and Gryphon Common Stock and Gryphon Preferred Stock are not publicly traded.

Assuming approval of the Reverse Stock Split Proposal, and the Certificate of Incorporation Proposal, and successful application for initial listing with The Nasdaq Capital Market, following the consummation of the Merger the Akerna Common Stock will trade on The Nasdaq Capital Market under Akerna’s new name, “Gryphon Digital Mining, Inc.”, and new trading symbol “GRYP.”

As of May 4, 2023, there were approximately 219 registered holders of record of the Akerna Common Stock. As of May 4, 2023, Gryphon had 208 holders of record of Gryphon Common Stock and Gryphon Preferred Stock that may be converted to shares of common stock. For detailed information regarding the beneficial ownership of certain Akerna and Gryphon stockholders, see the sections of this proxy statement/prospectus titled “Principal Stockholders of Akerna” and “Principal Stockholders of Gryphon.”

Dividends

Akerna has never declared or paid any cash dividends on the Akerna Common Stock and does not anticipate paying cash dividends on the Akerna Common Stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

Gryphon has never paid or declared any cash dividends on the Gryphon Shares. If the Merger does not occur, Gryphon does not anticipate paying any cash dividends on the Gryphon Shares in the foreseeable future, and Gryphon intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Gryphon Board and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the Gryphon Board deems relevant.

COMPARISON OF RIGHTS OF HOLDERS OF AKERNA
CAPITAL STOCK AND GRYPHON SHARE CAPITAL

If the Merger is completed, Gryphon stockholders will receive shares of Akerna Common Stock, pursuant to the terms of the Merger Agreement. Additionally, immediately prior to the closing of the Merger, Akerna’s certificate of incorporation will be amended to effect (i) the Akerna Reverse Stock Split (ii) the Akerna Authorized Share Increase, and (iii) the Akerna Name Change, as set forth in the forms of certificates of amendment attached as Annex C, Annex D and Annex E, respectively, to this proxy statement/prospectus. The following is a summary of certain differences between (i) the current rights of Gryphon stockholders under its second amended certificate of incorporation, and (ii) the rights of Akerna stockholders under its amended and restated certificate of incorporation, and its second amended and restated bylaws. The summary set forth below is not intended to provide a comprehensive discussion of each company’s governing documents or relevant corporate law. This summary is qualified in its entirety by reference to the full text of each company’s governing documents and the DGCL. See “Where You Can Find More Information” beginning on page 241 of this proxy statement/prospectus for information on how to obtain a copy of these documents.

General

Akerna and Gryphon are both incorporated under the laws of the State of Delaware. Accordingly, the rights of Akerna stockholders and Gryphon stockholders are governed by the DGCL. As a result of the Merger, Gryphon stockholders who receive shares of Akerna Common Stock will become Akerna stockholders, and their rights as stockholders will be governed by the DGCL and the Akerna organizational documents.

Following is a comparison of the rights of Akerna stockholders and Gryphon stockholders:

Akerna	Gryphon
Organizational Documents
The rights of Akerna stockholders are governed by Akerna’s Amended And Restated Certificate Of Incorporation, Akerna’s Amended And Restated Bylaws, and the DGCL.	The rights of Gryphon stockholders are governed by Gryphon’s Second Amended And Restated Certificate Of Incorporation, Gryphon’s Bylaws and the DGCL.
Authorized Capital Stock

Akerna is authorized to issue two classes of capital stock, which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that Akerna is authorized to issue is 155,000,000, of which 150,000,000 shares are common stock, par value $0.0001 per share, and 5,000,000 shares are preferred stock, par value $0.0001 per share. The number of authorized shares of Akerna Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the capital stock of the corporation entitled to vote thereon, voting as a single class, without a separate vote of the holders of the Akerna Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of common stock entitled to vote, subject to the provisions of Section 242(b)(2) of the DGCL.

The total number of shares of all classes of stock that Gryphon is authorized to issue is: (i) 100,000,000 shares of common stock, par value $0.0001 and (ii) 20,000,000 shares of initially undesignated Preferred Stock, par value $0.0001 per share, or Blank Check Preferred Stock.

Shares of Gryphon’s Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by Gryphon’s board of directors or, to the extent permitted by the DGCL, any committee thereof established by resolution of Gryphon’s board of directors pursuant to Gryphon’s Bylaws prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by Gryphon’s board of directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

Akerna	Gryphon

6,000,000 shares of Gryphon’s authorized Preferred Stock are designated as Series Seed Preferred Stock, and 1,000,000 shares of Gryphon’s authorized Preferred Stock are designated as Series Seed II Preferred Stock.

Common Stock
Akerna’s authorized common stock consists of 150,000,000 shares of common stock.	Gryphon’s authorized common stock consists of 100,000,000 shares of common stock.
Each holder of a share of Akerna Common Stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders.	Each holder of a share of Gryphon Common Stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders.
Preferred Stock

Akerna’s authorized preferred stock consists of 5,000,000 shares of preferred stock.

One share of Special Voting Preferred Stock is currently outstanding. The holder of the share of Special Voting Preferred Stock is generally not entitled to vote on any matter required or permitted to be voted upon by the stockholders of Akerna, except (i) otherwise required by law or (ii) with respect to all meetings of the stockholders of Akerna at which the holders of the Akerna Common Stock are entitled to vote (each, a “Stockholder Meeting”), the holder of the share of Special Voting Preferred Stock shall vote together with the holders of Akerna Common Stock as a single class except as otherwise required under applicable law, and the holder of the share of Special Voting Preferred Stock shall be entitled to cast on such matter a number of votes equal to the number of Exchangeable Shares (the “Akerna Exchangeable Shares”) of Akerna Exchange outstanding as of the record date for determining stockholders entitled to vote at such Stockholder Meeting (i) that are not owned by Akerna or its affiliates and (ii) as to which the holder of the share of Special Voting Preferred Stock has received voting instructions from the holders of such Akerna Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement (the “Trust Agreement”), entered into among Akerna, Akerna Exchange, 2732804 Ontario Inc., an Ontario corporation, and the trustee thereunder.

Gryphon’s authorized preferred stock consists of 13,000,000 shares of Blank Check Preferred Stock, 6,000,000 shares of Series Seed Preferred Stock, and 1,000,000 shares of Series Seed II Preferred Stock.

Each holder of Gryphon’s Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Gryphon Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes are not to be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) are rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of Gryphon’s Second Amended and Restated Certificate of Incorporation, holders of Gryphon’s Preferred Stock shall vote together with the holders of Gryphon’s Common Stock as a single class on an as-converted basis, have full voting rights and powers equal to the voting rights and powers of the holders of Gryphon’s Common Stock, and are entitled, notwithstanding any provision of Gryphon’s Second Amended and Restated Certificate of Incorporation, to notice of any stockholders’ meeting in accordance with Gryphon’s Bylaws.

Number and Qualification of Directors

The total number of directors constituting the entire Akerna Board was set at seven (7). Thereafter, the total number of directors constituting the entire Akerna Board shall be such number as may be fixed from time to time exclusively by resolution adopted by the affirmative vote of at least a majority of the Akerna Board then in office.

The number of directors constituting the Gryphon Board was set at five (5). Thereafter, the number of directors shall be established from time to time by resolution of the stockholders or by the Gryphon Board. A director must be at least 18 years of age. A director need not be a stockholder, a citizen of the United States, or a resident of the State of Delaware.

Akerna	Gryphon
Structure of Board of Directors; Term of Directors; Election of Directors
Each director will hold office until the next annual meeting of stockholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal.	Each director elected will hold office until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal.
Removal of Directors

Notwithstanding any other provisions of Akerna’s Amended and Restated Certificate of incorporation or the Amended and Restated Bylaws (and notwithstanding the fact that some lesser percentage may be specified by law, Akerna’s Amended and Restated Certificate of incorporation or the Amended and Restated Bylaws), any director of Akerna or the entire Akerna Board may be removed from office only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of capital stock of the Akerna entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the stockholders called for that purpose, the notice for which states that the purpose or one of the purposes of the meeting is the removal of such director and which sets forth the cause for such director’s removal. Where “cause” means, (i) the willful failure by such director to perform or the gross negligence of such director in performing, the duties of a director, (ii) the engaging by such director in willful or serious misconduct that is injurious to Akerna or (iii) the conviction of such director of, or the entering by such director of a plea of nolo contendere to, a crime that constitutes a felony.

Any or all of the Gryphon directors may be removed, with or without cause, at any time by the holders of outstanding stock having not less than a majority of the votes entitled to be cast at an election of directors. Any Gryphon director may resign at any time upon giving written notice to the Gryphon.

Vacancies on the Board of Directors

Vacancies on the Akerna Board for any reason, whether caused by resignation, death, disqualification, removal, an increase in the authorized number of directors or otherwise, shall be filled only by the Akerna Board (and not by the stockholders) by the affirmative vote of a majority of the remaining directors, although less than a quorum, or by a sole remaining director.

Vacancies on the Gryphon Board, whether caused by resignation, death, disqualification, removal, an increase in the authorized number of directors or otherwise, shall be filled at a special meeting of stockholders by the holders of outstanding stock having not less than a plurality of the votes entitled to be cast at an election of directors.

Stockholder Actions by Written Consent

No action that is required or permitted to be taken by the stockholders of Akerna at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting.

Except as otherwise provided by law or Gryphon’s Second Amended and Restated Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Akerna	Gryphon
Quorum for a Stockholder Meeting

Except as otherwise provided by law or Akerna’s Amended and Restated Certificate of Incorporation, a quorum for the transaction of business at any meeting of stockholders shall consist of the holders of record of one-third of the issued and outstanding shares of the capital stock of Akerna entitled to vote at the meeting, present in person or by proxy. If there be no such quorum, the holders of a majority of such shares so present or represented may adjourn the meeting from time to time, without further notice, until a quorum shall have been obtained. When a quorum is once present it is not broken by the subsequent withdrawal of any stockholder.

Except as otherwise provided by law or Gryphon’s Second Amended and Restated Certificate of Incorporation, a quorum for the transaction of business at any meeting of stockholders shall consist of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting, present in person or by proxy.

Special Meetings of Stockholders

Special meeting of stockholders for the transaction of such business may be held only upon call by the Akerna Board, the Chief Executive Officer or the record holders of a majority of the outstanding shares of common stock.

A special meeting of stockholders for any purpose or purposes may be called at any time by Gryphon’s President and will be called by Gryphon’s President Secretary at the request in writing of a majority of the Gryphon Board, or the request in writing of stockholders holding together at least a majority of the outstanding stock and entitled to vote at the meeting. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Notice of Stockholder Meetings

Written notice of all meetings of the stockholders, stating the place (if any), date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the place within the city or other municipality or community at which the list of stockholders may be examined, shall be mailed or delivered to each stockholder not less than ten (10) nor more than sixty (60) days prior to the meeting. Notice of any special meeting shall state in general terms the purpose or purposes for which the meeting is to be held. Notice of any special meeting of stockholders shall only be sent to stockholders by Akerna, and shall be caused to be sent by the Akerna Board upon the Akerna Board being informed by counsel that the stockholders seeking such meeting have complied with the provisions of Sections 9 and 10 of this Article II.

Notice of all meetings of the stockholders, stating the place, date and hour of the meeting and the place within the city or other municipality or community at which the list of stockholders may be examined, must be given by Gryphon to each stockholder not less than 10 nor more than 60 days prior to the meeting. Notice of any special meeting shall also state in general terms the purposes for which the meeting is to be held. Except as otherwise provided herein or permitted by applicable law, notice to stockholders shall be in writing and delivered personally or by mail to the stockholders at their address appearing on Gryphon’s books. Without limiting the manner by which notice otherwise may be given effectively to stockholders, notice of meetings may be given to stockholders by means of electronic transmission, including but not limited to e-mail and facsimile, in accordance with applicable law.

Advance Notice Requirements for Stockholder Proposals

Stockholders of Akerna may propose business to be brought before an annual or meeting of stockholders or nominate persons for election to the Akerna Board at an annual meeting of stockholders, provided that such stockholders comply with the requirements set forth in Akerna’s Amended and Restated Bylaws and in accordance with Rule 14a-8 and Section 14 of the Securities Exchange Act of 1934, as amended.

None.

Akerna	Gryphon
Amendment of Certificate of Incorporation
Stockholders may vote to amend Akerna’s Amended And Restated Certificate Of Incorporation pursuant to the rights set forth Section 242 of the DGCL.

Neither Gryphon’s Second Amended and Restated Certificate of Incorporation nor Gryphon’s Bylaws modifies in any respect the default provisions of the DGCL with respect to voting on amendments to Gryphon’s Second Amended and Restated Certificate of Incorporation.

Amendment of Bylaws

The second amended and restated bylaws may be altered, amended or repealed, in whole or in part, or new bylaws may be adopted by the stockholders or by the board of directors; provided, however, that notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such meeting of stockholders or board of directors, as the case may be. All such amendments must be approved by either of the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire board of directors then in office.

Gryphon’s Bylaws may be altered, amended or repealed, and new by-laws may be made, by the stockholders or, if such power is conferred by the Second Amended and Restated Certificate of Incorporation, by the Gryphon Board except that any by-Law added or amended by the stockholders may be altered or repealed only by the stockholders if such by-Law expressly so provides.

Limitation on Director Liability

The liability of the Akerna directors for monetary damages is and will be eliminated to the fullest extent under applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to Akerna will be eliminated or limited to the fullest extent permitted by applicable law as so amended.

To the fullest extent permitted by law, a Gryphon director is not personally liable to the Gryphon or its stockholders for monetary damages for any breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a Gryphon director will be eliminated or limited to the fullest extent permitted by the DGCL as so amended; provided, however, that the above does not eliminate or limit the liability of a Gryphon director or officer (i) for acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law, or (ii) for the payment of dividends in violation of the DGCL. Any repeal or modification of the above by the Gryphon stockholders will be prospective only, and will not adversely affect any right or protection of a Gryphon director or officer for acts or omissions of such director prior to, such repeal or modification.

Indemnification

Akerna, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by Akerna in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Akerna as authorized hereby.

To the fullest extent permitted by applicable law, Gryphon is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of Gryphon (and any other persons to which the DGCL permits Gryphon to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Akerna	Gryphon
Conversion Rights
The shares of Akerna Common Stock are not convertible into other securities.

The shares of Gryphon Preferred Stock are convertible, at the option of a holder thereof, at any time, and without the payment of additional consideration by a holder thereof, into such number of fully paid and nonassessable shares of Common Stock, which is determined by the conversion price of the Preferred Stock, which is initially the original issue price of the Preferred Stock. The conversion price is adjusted from the original issue price in the case of adjustments for stock splits and combinations, certain dividends and distributions, reclassifications, and mergers or consolidations.

The shares of Gryphon Preferred Stock will automatically convert into shares of Gryphon Common Stock upon the closing of a public offering of Gryphon Common Stock pursuant to an effective registration statement under the Securities Act of 1933, if Gryphon becomes an issuer with a class of securities registered under Section 12 or subject to Section 15(d) of the Securities Exchange Act of 1934, or if the majority of the outstanding shares of Preferred Stock voting as a single class on an as-converted basis vote for mandatory conversion.

Right of First Refusal
Akerna does not have a right of first refusal in place.	Gryphon does not have a right of first refusal in place.
Right of Co-Sale
Akerna does not have a right of co-sale in place.	Gryphon does not have a right of co-sale in place.
Preemptive Rights

Akerna stockholders do not have preemptive rights. Thus, if additional shares of Akerna Common Stock are issued, the current holders of Akerna Common Stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.

Gryphon stockholders do not have preemptive rights.
Distributions to Stockholders

Subject always to the provisions of law and Akerna’s Amended and Restated Certificate of Incorporation, the Akerna Board has full power to determine whether any, and, if any, what part of any, funds legally available for the payment of dividends shall be declared as dividends and paid to stockholders; the division of the whole or any part of such funds of Akerna shall rest wholly within the lawful discretion of the Akerna Board, and it shall not be required at any time, against such discretion, to divide or pay any part of such funds among or to the stockholders as dividends or otherwise; and before payment of any dividend, there may be set aside out of any funds of Akerna available for dividends such sum or sums as the Akerna Board from time to time, in its absolute discretion, thinks

Gryphon’s Second Amended and Restated Certificate of Incorporation does not contain any restrictions on the ability of Gryphon to declare and pay dividends; except that Gryphon must declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to the conversion section of the Second Amended and Restated Certificate of Incorporation.

Akerna	Gryphon

proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of Akerna, or for such other purpose as the Akerna Board shall think conducive to the interest of the Corporation, and the Akerna Board may modify or abolish any such reserve in the manner in which it was created.

Registration Rights

Akerna has the obligation to maintain the effectiveness of certain registration statements as long as “Registrable Securities” are outstanding the RRAs (as defined below). The term “Registrable Securities” has the meaning set forth in each of the respective Registration Rights Agreement entered into by (i) MTech Acquisition Corp. (Akerna’s Predecessor), MTech Sponsor LLC, and MTech Sponsor LLC Akerna on January 29, 2018, as amended on June 17, 2019 (ii) Akerna and certain sellers of The NAV People, Inc. on October 4, 2021, (iii) Akerna and the holders of the Senior Convertible Note on October 5, 2021, and (iv) Akerna and certain purchasers on October 3, 2022.

Gryphon does not have any registration rights in place.
Stock Transfer Restrictions Applicable to Stockholders
Shares of Akerna are transferable in the manner prescribed by the law and in Akerna’s Amended And Restated Bylaws.

Shares of Gryphon are transferable on the books of the Gryphon only upon surrender to Gryphon, or the transfer agent of Gryphon, of a certificate for shares duly endorsed or accompanied by a written assignment or authority to transfer and the payment of all taxes due thereon, and only upon compliance with the provisions, if any, restricting the transfer or registration of transfers contained in Gryphon’s Second Amended and Restated Certificate of Incorporation, Gryphon’s Bylaws or any agreement to which Gryphon is a party.

PRINCIPAL STOCKHOLDERS OF PROPOSED COMBINED COMPANY

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split.

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of the common stock of the combined company, assuming the closing of the Merger will occur on           , 2023 for:

•        each person, or group of affiliated persons, who is known by Akerna or Gryphon to become the beneficial owner of more than 5% of the combined company’s common stock upon the consummation of the Merger;

•        each of the combined company’s named executive officers and directors; and

•        all of the combined company’s executive officers and directors as a group.

Beneficial ownership is based on            shares of combined company common stock anticipated to be outstanding as of               , 2023. The following table also assumes that Akerna management’s options will accelerate and an Akerna Reverse stock Split at            to           .

Beneficial ownership is reported below in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, these rules require that the table below include shares of common stock issuable pursuant to the vesting of restricted stock units and the exercise of stock options and warrants that are either immediately exercisable or exercisable within            days of            , 2023. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise indicated by footnote, the address for each of the beneficial owners set forth in the table below is            .            .

Name of Beneficial Owner	Total # of Shares Beneficially Owned	Percentage of Ownership(1)
Robert Chang(2)		%
Brittany Kaiser(3)		%
Chris Ensey(4)		%
Heather Cox		%
Steve Gutterman		%
Jessica Billingsley		%
All directors and officers as a group (6 persons named above)		%

Other 5% Shareholders
Epic Capital Inc.		%
Dan Tolhurst		%
Roxy Capital Corp.		%
DPL Capital Inc.		%

____________

*        Represents beneficial ownership of less than 1%.

(1)      Based on            shares of common stock expected to be outstanding upon the closing of the Merger.

(2)      Represents shares held by Chang Advisory Inc. Mr. Chang is the Chief Executive Officer of Chang Advisory Inc. and has voting and investment control over the shares held it. Mr. Chang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(3)      Represents shares held by Achayot Partners LLC. Ms. Kaiser is the CEO and 50% owner of Achayot Partners LLC and shares voting and investment control over the shares held by it with Natalie Kaiser, the other 50% owner of Achayot Partners LLC. Ms. Kaiser disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

(4)      Represents shares held by 21Chains, LLC. Mr. Ensey is the CEO of 21Chains, LLC and has voting and investment control over the shares held it. Mr. Ensey disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

LEGAL MATTERS

Dorsey & Whitney LLP will pass upon the validity of Akerna Common Stock offered by this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of Akerna as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2022, included herein have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, which includes an explanatory paragraph as to Akerna’s ability to continue as a going concern and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Gryphon Digital Mining, Inc. as of December 31, 2022 and 2021 and for the each of the years in the two-year period ended December 31, 2022 and the period from October 22, 2020 (inception) to December 31, 2020 have been audited by RBSM LLP, an independent registered public accounting firm, as stated in their report thereon and included in this Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Akerna is subject to the informational requirements of the Exchange Act and, in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains Akerna’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.

Akerna also makes available free of charge on or through its website at www.akerna.com its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Akerna electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Akerna are inactive textual references and information on those websites is not part of this proxy statement/prospectus.

Akerna has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of Akerna Common Stock to be issued to Gryphon stockholders in the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Akerna, as well as a proxy statement of Akerna for its special meeting, and it will also serve as an information statement for the stockholders of Gryphon. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Akerna and Akerna Common Stock. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

Akerna has supplied all the information contained in this proxy statement/prospectus relating to Akerna, and Gryphon has supplied all information contained in this proxy statement/prospectus relating to Gryphon.

If you would like to request documents from Akerna or Gryphon, please send a request in writing or by telephone to either Akerna or Gryphon at the following addresses:

Akerna Corp.	Gryphon Digital Mining, Inc.
1550 Larimer Street #246	5953 Mabel Road, Unit 138
Denver, Colorado 80202	Las Vegas, NV 89110
Attn: Secretary	Attn: [ ]

If you are an Akerna stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger, including the procedures for voting your shares, you should contact Akerna’s proxy solicitor, [name], at the following address and telephone number:

[Proxy Solicitor’s Information]

TRADEMARK NOTICE

Each of Akerna and Gryphon use various trademarks and trade names in their business, including without limitation, their respective corporate name and logo. This proxy statement/prospectus/information statement and the information incorporated herein by reference contain references to trademarks, service marks and trade names owned by Akerna, Gryphon or other companies. Solely for convenience, trademarks, service marks and trade names referred to in this proxy statement/prospectus/information statement and the information incorporated herein, including logos, artwork, and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that Akerna and Gryphon, as applicable, will not assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensor to these trademarks, service marks and trade names. Other trademarks, service marks or trade names appearing in this proxy statement/prospectus/information statement are the property of their respective owners. Neither Akerna nor Gryphon intends the use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of or by either, of these other companies.

OTHER MATTERS

Stockholder Proposals

For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the stockholders at Akerna’s annual meeting for 2023, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act. Such proposals must have been received by the Company at its headquarters at 1550 Larimer Street #246, Denver, Colorado 80202 no later than December 23, 2022.

In addition, our Amended and Restated Bylaws, as amended, provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. Notice of a nomination or proposal must be delivered to us not less than 90 days and not more than 120 days prior to the date we first mailed our proxy materials for the preceding year’s Annual Meeting of stockholders, or if the date of the Annual Meeting is advanced more than thirty (30) days prior to or delayed by more than sixty (60) days after the anniversary of the preceding year’s Annual Meeting, to be timely, notice by the stockholder must be so received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the Annual Meeting was mailed or public disclosure of the date of the Annual Meeting is first given or made (which for this purpose shall include any and all filings of the Company made on the EDGAR system of the SEC or any similar public database maintained by the SEC), whichever first occurs. Accordingly, for our 2023 Annual Meeting, notice of a nomination or proposal must have been delivered to us no later than January 22, 2023 and no earlier than December 23, 2022. Nominations and proposals also must satisfy other requirements set forth in the Amended and Restated Bylaws, as amended. If a stockholder fails to comply with the foregoing notice provision or with certain additional procedural requirements under SEC rules, the Company will have authority to vote shares under proxies we solicit when and if the nomination or proposal is raised at the Annual Meeting of stockholders and, to the extent permitted by law, on any other business that may properly come before the Annual Meeting of stockholders and any adjournments or postponements. The Chief Executive Officer may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

In addition to satisfying the foregoing requirements under our Amended and Restated Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees for the 2023 annual meeting must have provided notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 26, 2023, unless the date of our 2023 annual meeting has changed by more than thirty (30) days calendar days from this year’s annual meeting in which case such notice will be due on the later of sixty (60) calendar days prior to the date of the annual meeting or the tenth (10th) calendar day following the day on which public announcement of the date of the annual meeting is first made.

Householding Information

Unless we have received contrary instructions, we may send a single copy of this proxy statement/prospectus to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce our expenses. However, if stockholders prefer to receive multiple sets of our disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of our disclosure documents, the stockholders should follow these instructions:

•        If the shares are registered in the name of the stockholder, the stockholder should contact us at Akerna Corp., 1550 Larimer Street #246, Denver, Colorado 80202, to inform us of their request; or

•        If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

AKERNA CORP. AND GRYPHON DIGITAL MINING, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information gives effect to the Merger and other related transactions contemplated by the Merger Agreement or otherwise assumed to have occurred in advance of the Merger as defined and described in Note 1 to this unaudited pro forma condensed combined financial information. The Merger will be accounted for as a reverse acquisition, with Gryphon being deemed the acquiring company for accounting purposes in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations, (“ASC 805”).

Gryphon was determined to be the accounting acquirer based upon the terms of the Merger and other factors including: (i) Gryphon will retain a majority voting and equity interest in the combined company, (ii) the Gryphon executive management team will be the management team of the combined company, and (iii) Gryphon’s directors will hold the largest board of director representation in the combined company.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 assumes that the Merger took place on December 31, 2022 and combines the historical balance sheets of Akerna and Gryphon as of December 31, 2022. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 assumes that the Merger took place as of January 1, 2022 and combines the historical results of Akerna and Gryphon for the respective periods presented. The historical financial information of Akerna and Gryphon has been adjusted to give pro forma effect to transaction accounting adjustments. Adjustments are based on information available to management during the preparation of the unaudited pro forma condensed combined financial information and assumptions that management believes are reasonable and supportable.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Akerna and Gryphon been a combined organization during the specified period. The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the Akerna and Gryphon historical audited financial statements for the year ended December 31, 2022 included elsewhere in this prospectus/proxy statement/ information statement.

Accounting principles generally accepted in the United States (“GAAP”) require evaluation of certain assumptions, estimates, or determination of financial statement classifications. The accounting policies of Akerna may materially vary from those of Gryphon due primarily to the fact that Akerna operates in the software as a service (“SaaS”) industry and Gryphon operates as a digital asset mining operation. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis of Akerna’s accounting policies and financial statement classifications and is not aware of any material differences in the application of GAAP between the two companies. Following the acquisition, management will conduct a final review of Akerna’s accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of Akerna’s results of operations or reclassification of assets or liabilities to conform to Gryphon’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could materially differ from these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheet
December 31, 2022
($ in thousands)

	Akerna As Reported	Pre-Transaction Adjustments				Management Adjustments (b)	Akerna As Adjusted	Gryphon As Reported	Transaction Adjustments			Pro Forma Combined
		Disposition of Net Assets Held for Sale (a)	Settlement and Conversion of Debt and Stock						Merger Adjustments		Sale Transaction (q)
Assets
Current assets
Cash	$878	$—	$(378)	(f	)(g)(i)	$—	$500	$269	$—		$5,000	$5,769
Restricted cash	7,000	500	(7,500)	(d	)(g)	—	—	—	—		—	—
Accounts receivable, net	675	—	—			16	691	470	—		(691)	470
Marketable securities	—	—	—			—	—	235	—		—	235
Digital asset	—	—	—			—	—	6,746	—		—	6,746
Digital assets held for other parties	—	—	—			—	—	41	—		—	41
Prepaid expenses & other current assets	1,209	100	(100)	(f)		—	1,209	85	—		(893)	401
Assets held for sale	5,130	(5,130)	—			—	—	—	—		—	—
Total current assets	14,892	(4,530)	(7,978)			16	2,400	7,846	—		3,416	13,662
Fixed assets, net	49	—	—			—	49	—	—		—	49
Mining equipment, net	—	—	—			—	—	34,368	—		—	34,368
Capitalized software, net	654	—	—			—	654	—	—		(654)	—
Intangible assets, net	2,165	—	—			—	2,165	100	—		(2,165)	100
Goodwill	1,708	—	—			—	1,708	—	1,263	(p)	(2,708)	263
Deposits – net of current portion	—	—	—			—	—	60	—		—	60
Total assets	$19,468	$(4,530)	$(7,978)			$16	$6,976	$42,374	$1,263		$(2,111)	$48,502

Liabilities and stockholders’ equity (deficit)
Current liabilities
Accounts payable, accrued expenses and other current liabilities	$4,426	$—	$—			$—	$4,426	$2,993	$4,650	(k)(l)(o)	$(1,491)	$10,578
Contingent consideration payable	2,284	(2,284)	—			—	—	—	—		—	—
Deferred revenue	569	—	—			51	620	—	—		(620)	—
Digital assets held for other parties	—	—	—			—	—	41	—		—	41
Current portion of long-term debt	13,200	—	(13,200)	(d)(h)(i)(j)		—	—	9,126	—		—	9,126
Liabilities held for sale	2,246	(2,246)	—			—	—	—	—		—	—
Total current liabilities	22,725	(4,530)	(13,200)			51	5,046	12,160	4,650		(2,111)	19,745
Deferred revenue, noncurrent	162	—	—			(162)	—	—	—		—	—
Long-term debt, noncurrent	1,407	—	(1,407)	(c)(j)		—	—	3,510	—		—	3,510
Total liabilities	24,294	(4,530)	(14,607)			(111)	5,046	15,670	4,650		(2,111)	23,255

Unaudited Pro Forma Condensed Combined Balance Sheet
December 31, 2022 — (Continued)
($ in thousands)

	Akerna As Reported	Pre-Transaction Adjustments			Management Adjustments (b)	Akerna As Adjusted	Gryphon As Reported	Transaction Adjustments			Pro Forma Combined
		Disposition of Net Assets Held for Sale (a)	Settlement and Conversion of Debt and Stock					Merger Adjustments		Sale Transaction (q)
Stockholders’ equity (deficit)
Series C preferred stock	—	—	6,321	(j)	—	6,321	—	(6,321)	(n)	—	—
Series seed preferred stock	—	—	—		—	—	—	—		—	—
Series seed II preferred stock	—	—	—		—	—	—	—		—	—
Special voting preferred stock	2,185	—	(2,185)	(e)	—	—	—	—		—	—
Common stock	1	—	—	(e)(h)	—	1	2	(1)	(m)(n)	—	2
Additional paid-in capital	160,207	—	3,582	(e)(h)	—	163,789	45,303	(159,333)	(m)(n)(p)	—	49,759
Subscription receivable	—	—	—		—	—	(25)	—		—	(25)
Accumulated other comprehensive income	347	(26)	—		(26)	295	—	(295)	(n)	(9)	(9)
Accumulated deficit	(167,566)	26	(1,089)	(c)(d)	153	(168,476)	(18,576)	(162,563)	(k)(l)(m)(n)(o)	9	(24,480)
Total stockholders’ equity (deficit)	(4,826)	—	6,629		127	1,930	26,704	(3,387)		—	25,247
Total liabilities and stockholders’ equity (deficit)	$19,468	$(4,530)	$(7,978)		$16	$6,976	$42,374	$1,263		$(2,111)	$48,502

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2022
($ in thousands)

		Pre-Transaction Adjustment		Akerna As Adjusted	Gryphon As Reported	Transaction Adjustments				Pro Forma Combined
	Akerna As Reported	Disposition of Net Assets Held for Sale (a)	Management Adjustments (b)			Merger Adjustments		Sale Transaction (q)
Revenue	$13,645		$(1,830)	$11,815	$21,723	$—		$(11,815)		$33,538
Cost of revenue	5,412	—	(249)	5,163	12,196	—		(5,163)		17,359
Gross profit	8,233	—	(1,581)	6,652	9,527	—		(6,652)		16,179
Operating expenses
Product development	4,691	—	(476)	4,215	—	—		(4,215)		4,215
Sales and marketing	6,053	—	(655)	5,398	—	—		(5,392)		5,398
General and administrative	8,345	—	(304)	8,041	5,460	4,650	(r)	(624)		18,151
Depreciation and amortization	5,622	—	(1,291)	4,331	12,536	—		(4,286)		16,867
Realized gain on disposition of digital asset	—	—	—	—	(609)	—		—		(609)
Impairment of long-lived assets	38,967	—	(23,550)	15,417	8,704	—		(15,417)		24,121
Total operating expenses	63,678	—	(26,276)	37,402	26,091	4,650		(29,934)		68,143
Loss from operations	(55,445)	—	24,695	(30,750)	(16,564)	(4,650)		23,282		(51,964)
Other income (expense)
Interest expense, net	(854)	—	—	(854)	(1,899)	853	(s)	—		(1,900)
Change in fair value of debt	(2,884)	—	—	(2,884)	11,690	2,884	(s)	—		11,690
Change in fair value of warrant liability	63	—	—	63	—	—		—		63
Unrealized loss on marketable securities	—	—	—	—	(1,499)	—		—		(1,499)
Gain on extinguishment of debt, net	—	—	—	—	10,220	—		—		10,220
Gain on termination of merger agreement	—	—	—	—	1,734	—		—		1,734
Other income (expense)	(221)	—	—	(221)	30	—		—		(191)
Total other income (expense)	(3,896)	—	—	(3,896)	20,276	3,737		—		20,117
Net loss from continuing operations before income tax expense	(59,341)	—	24,695	(34,646)	3,712	(913)		23,282		(31,847)
Income tax benefit on continuing operations	716	—	—	716	(176)	—		17		540
Net loss from continuing operations	(58,625)	—	24,695	(33,930)	3,536	(913)		23,299		(31,307)
Loss from discontinued operations, net of tax	(20,432)	20,432	—	—	—	—		—		—
Net loss	$(79,057)	$20,432	$24,695	$(33,930)	$3,536	$(913)		$23,299		$(31,307)
Deemed dividends related to convertible redeemable preferred stock	(956)	—	—	(956)	—	—		—		(956)
Net loss attributable to common stockholders	$(80,013)	$20,432	$24,695	$(34,886)	$3,536	$(913)		$23,299		$(32,263)

Diluted weighted average common stock outstanding	2,927,853			2,421,262	20,854,572				(t)	126,617,454
Diluted net loss per share	$(27.33)			$(14.41)	$0.17					$(0.25)

AKERNA CORP. AND GRYPHON DIGITAL MINING, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.    Description of the Merger and Related Transactions

The Merger

On January 27, 2023, we entered into an agreement and plan of merger (the “Merger Agreement”) with Gryphon Digital Mining, Inc. (“Gryphon”) and Akerna Merger Co. (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions provided in the Merger Agreement, including the approval of the transaction by Akerna’s and Gryphon’s stockholders, Merger Sub will be merged with and into Gryphon (the “Merger”), with Gryphon surviving the Merger as a wholly-owned subsidiary of Akerna. Upon completion of the Merger, Akerna will change its name to Gryphon Digital Mining, Inc. The closing of the Merger is subject to customary closing conditions including the required approval of the stockholders of Akerna and Gryphon, the approval of the Nasdaq Capital Market (the “Nasdaq Market”) of the continued listing of Gryphon after the closing of the Merger and the subsequent closing of the sale of our core software business unit (see below), which requires stockholder approval, concurrent with the Merger.

Following the closing of the Merger, the former Gryphon and Akerna stockholders immediately before the Merger are expected to own approximately 92.5 percent and 7.5 percent, respectively, of the outstanding capital stock on a fully diluted basis. At the closing of the Merger, each outstanding share of Gryphon’s common stock will be converted into the right to receive a number of shares of common stock of Akerna (“Exchange Ratio”). This Exchange Ratio is based on the capitalization of Akerna including the number of shares of Akerna common stock, par value $0.0001 per share (“Akerna Common Stock”) as of closing, subject to any adjustments as described in the Merger Agreement.

Each outstanding and unexercised option with respect to Gryphon’s common stock under Gryphon’s stock option plans will be converted into options to purchase a number of shares of the combined company based on the Exchange Ratio. Each outstanding restricted stock and restricted stock unit (“RSU”) with respect to Gryphon’s common stock will be converted into restricted stock and RSUs, respectively, to a number of restricted stock and RSUs, respectively, of the combined company based on the Exchange Ratio. Each outstanding warrant with respect to Gryphon’s common stock will be converted into warrants to purchase a number of shares of the combined company based on the Exchange Ratio.

Akerna’s stockholders will continue to own and hold their existing shares of Akerna Common Stock. Each of Akerna’s outstanding RSUs will fully vest upon closing of the Merger and the 285,672 shares of Ample exchangeable shares represented by the one share of Special voting preferred stock outstanding will be exchanged for 14,284 shares of Akerna Common Stock prior to the closing of the Merger. Outstanding warrants to purchase Akerna common stock will remain outstanding.

The Sale Transaction

On April 28, 2023, we and our wholly-owned subsidiary Akerna Canada Ample Exchange Inc. (“Akerna Exchange”) entered into a securities purchase agreement (the “Purchase Agreement”) with MJ Acquisition Corp. (“MJ Acquisition”) to sell MJ Freeway LLC (“MJF”) and Ample Organics Inc. (“Ample”) to MJ Acquisition for a purchase price of $5.0 million in cash (the “Sale Transaction”). The consideration will be provided in the form of a $1.0 loan payable to MJ Acquisition with cash disbursed to Akerna upon the signing of the Purchase Agreement that will be forgiven in full upon closing at which time an additional $4.0 million will be disbursed to Akerna. The purchase price is subject to certain adjustments primarily attributable to variances from target working capital, as defined in the Purchase Agreement, among others. The Purchase Agreement contains customary representations, warranties and covenants applicable to us and MJ Acquisition including covenants relating to the conduct of the business of MJF and Ample through closing of the Sale Transaction and obtaining the approval of our stockholders. Further, the closing of the Sale Transaction is conditioned on the prior closing of the Merger transaction. The closing of the Sale Transaction is also subject to customary closing conditions including certain matters with respect to employee retention and contractual matters associated with MJF’s and Ample’s existing customers, among others.

The Exchange Agreements

Concurrent with the signing and in support of the Sale Transaction and the Merger, we and each of the holders of our 2021 Senior Secured Convertible Notes (the “Senior Convertible Notes”) entered into exchange agreements (the “Exchange Agreements”) whereby the holders would ultimately convert the principal amounts of each of their note holdings to a level that would represent 19.9 percent, on an individual basis, of the outstanding shares of Akerna Common Stock prior to the closing of the Sale Transaction and the Merger. Immediately prior to the stockholder vote required for the closing of those transaction, the remaining Senior Convertible Notes outstanding would be converted into a special class of exchangeable preferred stock (the “Series C Preferred Stock”) to facilitate the required stockholder vote and then be converted into shares of Akerna Common Stock subject to the Merger. For a limited period, the conversion price of the Senior Convertible Notes was lowered to $1.20 per share from $4.75 per share.

Sales of Certain Other Business

On January 11, 2023, we completed the sale of 365 Cannabis to 365 Holdco LLC (the “Buyers”) pursuant to a stock purchase agreement (the “365 SPA”) for (i) cash in the amount of $0.5 million and the (ii) the termination and release of our obligation to the Buyers for contingent consideration in connection with our original acquisition of 365 Cannabis from the Buyers in 2021 (the “Earn-out Obligation”), subject to customary post-closing adjustments, if any. Any post-closing adjustments are generally limited to certain adjustments in accounts payable and indemnification obligations in accordance with the 365 SPA. Upon completion of the sale, $0.4 million of the total cash proceeds was placed into certain restricted accounts (the “Restricted Accounts”) held as security for the Senior Convertible Notes while $0.1 million was subject to a hold-back (the “365 Holdback”) by the Buyers to be released to us and also placed into the Restricted Accounts after all post-closing adjustments, if any, are resolved. In accordance with the 365 SPA, we and the Buyers agreed that the value of the Earn-out Obligation was $2.3 million for purposes of the sale of 365 Cannabis.

On January 31, 2023, we completed the sale of Last Call Analytics (“LCA”), a retail analytics platform and wholly-owned subsidiary of Ample, for cash in the amount of $0.1 million, subject to post-closing adjustments, if any.

The assets and liabilities of 365 Cannabis and LCA are classified and reflected on the pro forma condensed combined balance sheet as “held for sale” as of December 31, 2022 and their results of operations are classified as “discontinued operations” in the pro forma condensed combined statement of operations for the year ended December 31, 2022.

Commitment to Terminate Remaining Businesses

We pursued sale opportunities for our remaining business units including Veridian, Trellis and Solo, and were ultimately unable to commit to any definitive transactions. Accordingly, we have communicated with the remaining customers of those businesses that we will discontinue software service and support upon the expiration of existing contracts during the first half of 2023 (the “Abandonment”). We have suspended efforts to seek any new revenue generating opportunities and will only service the existing customers of Viridian, Solo and Trellis in connection with our contractual commitments.

2.      Description of the Merger and Related Transactions

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with GAAP and pursuant to the rules and regulations of Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Akerna and Gryphon have concluded that the Merger represents a “business combination” pursuant to ASC 805. Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”), operations and financial position of the registrant as an autonomous entity (“Autonomous Entity Adjustments”) and option to present the reasonably estimable synergies and dissynergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The historical financial information of Akerna and Gryphon has been adjusted to give pro forma effect to (i) certain Pre-transaction Adjustments including the sales of 365 Cannabis and LCA and the settlement and conversion of debt and stock, (ii) Management Adjustments reflecting the Abandonment as described in Note 1 and (iii) Transaction Accounting Adjustments, which includes the Merger and the Sale Transaction.

Certain of the Pre-Transaction Adjustments, excluding those attributable to the sales of 365 Cannabis and LCA, are primarily related to (i) the settlement of a substantial portion of the principal due on the Senior Convertible Notes with a combination of cash sourced from restricted cash and proceeds from the sale of 365 Cannabis and LCA and conversions into Common Stock in accordance with the Exchange Agreements, (ii) the conversion of any remaining principal balances of the Senior Convertible Notes into Series C Preferred Stock in advance of the Merger and (iii) the conversion of 285,672 shares of Ample exchangeable shares represented by a single share of special voting preferred stock outstanding as of December 31, 2022 into 14,284 shares of Common Stock in advance of the Merger.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 gives effect to the sales of 365 Cannabis and LCA, the Abandonment, the Pre-Transaction Adjustments, the Merger and the Sale Transaction as if those transactions had been consummated in a sequential manner on December 31, 2022. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 give effect to the sales of 365 Cannabis and LCA, the Abandonment, the Merger and the Sale Transaction as if those transactions had been consummated in a sequential manner on January 1, 2022.

Based on Gryphon’s preliminary review of Gryphon’s and Akerna’s summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of Akerna to conform its accounting policies to those of Gryphon are not expected to be material. Upon closing of the Merger, further review of Akerna’s accounting policies may result in additional revisions to Akerna’s accounting policies to conform to those of Gryphon.

For accounting purposes, Gryphon is considered to be acquiring Akerna and the Merger is expected to be accounted for as a “reverse acquisition” in accordance with ASC 805. Gryphon is considered the accounting acquirer even though Akerna will be the issuer of the common stock in the Merger. To determine the accounting for this transaction under GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an “acquisition of a business” or an “asset acquisition.” The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen test is met, the operations acquired are not a business. The initial screen test is not met as there is no single asset or group of similar assets for Akerna that will represent a significant majority in this acquisition. In addition, as of the Merger but immediately prior to the Sale Transaction, Akerna will have an organized workforce that significantly contributes to its ability to create output. As such, the acquisition is expected to be classified as a reverse acquisition.

The unaudited pro forma condensed combined financial information is based on assumptions and adjustments that are reasonable and supportable. Key assumptions include the estimated equity consideration to be acquired, which will be impacted by changes in the capitalization of Gryphon and Akerna, changes in the share price of Akerna, and transaction costs to be incurred. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting, expected to be completed after the closing of the transaction, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position.

3.      Preliminary Purchase Price

The accompanying unaudited pro forma condensed combined financial information reflects an estimated purchase price of approximately $3.2 million, which consists of the following (in thousands except for per share amounts):

Value of equity of the combined company owned by Akerna equity holders(1)	$3,193
Other	—
Total preliminary purchase price	$3,193

____________

(1)      Determined as follows:

Akerna Corp. common stock outstanding	4,603
Unvested restricted stock units	11
Exchange of special voting preferred stock(2)	14
Estimated number of shares to be owned by Akerna equity holders	4,628
Estimated purchase price (based on closing price of Akerna common stock on 12/31/2022)	$0.69
Fair value of shares of the combined company	$3,193
Fair value of the warrants of the combined company	—
Fair value of the shares and warrants of the combined company	$3,193

____________

(2)      Number of common shares issued in connection with Ample exchangeable shares is determined as follows:

Exchangeable shares outstanding	285,672
Exchange ratio	1 for 20
Common equivalent at exchange rate of 1 for 20	14,284

A preliminary allocation of the total preliminary estimated purchase price, as shown above, to the acquired assets and assumed liabilities of Akerna based on the estimated fair values as of December 31, 2022 is as follows (in thousands):

Preliminary purchase price allocation:
Cash	$500
Accounts receivable, net	691
Prepaid expenses and other current assets	1,209
Fixed assets, net	49
Capitalized software	654
Intangible assets, net	2,165
Goodwill	2,971
Accounts payable, accrued expenses and other current liabilities	(4,426)
Deferred revenue	(620)
Net assets acquired	$3,193

The allocation of the estimated purchase price is preliminary because the Merger has not yet been completed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after closing of the Merger and will be based on the fair values of the assets acquired and liabilities assumed as of the Merger closing date.

The pro forma statement of operations for the year ended December 31, 2022 include transaction costs of $2.5 million and $0.750 million incurred by Akerna and Gryphon, respectively, in connection with the Merger and recorded as expense in their respective historical condensed consolidated statements of operations for the year ended December 31, 2022. Such transaction costs are not expected to recur.

4.      Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheets as of December 31, 2022 are as follows:

Pre-Transaction Accounting Adjustments — Disposition of Net Assets Held for Sale

(a)     Balance Sheet:    To reflect the sale of 365 Cannabis and LCA, that were held for sale as of December 31, 2022, for combined cash proceeds of $0.6 million and the termination of the $2.3 million contingent consideration obligation.

Statement of Operations:    To eliminate the net loss from discontinued operations associated with the assets held for sale which will not be continuing.

Management Adjustments

(b)    Balance Sheet:    To reflect the Abandonment which represents the wind-down of the remaining working capital of Viridian, Trellis and Solo in connection with the expiration of contracts with the customers of these business units through the first half of 2023.

Statement of Operations:    To eliminate the revenues and expenses associated with Viridian, Trellis and Solo in connection with the Abandonment as these activities will not be continuing.

Pre-Transaction Adjustments — Settlement and Conversion of Debt and Stock

(c)     Represents the write-up of the Senior Convertible Notes from their fair value to their carrying value in advance of certain repayments and conversions for less than $0.1 million.

(d)    Reflects the release of $5.950 million from restricted cash as approved by the holders of the Senior Convertible Notes after the sale of 365 Cannabis to pay down $4.9 million of principal and $1.0 million of deferred interest and fees.

(e)     Represents the conversion of 285,672 Ample exchangeable shares (represented by one share of Special voting preferred stock) into 14,284 shares of Akerna Common Stock in advance of the closing of the Merger resulting in a reclassification within stockholders’ deficit of $2.2 million.

(f)     To reflect the receipt of $0.1 million in cash attributable to the 365 Holdback.

(g)    To transfer the remaining $1.55 million of cash from the restricted cash accounts in advance of principal payments on the Senior Convertible Notes.

(h)    To reflect the conversion of $1.4 million of principal from the Senior Convertible Notes into 1.2 million shares of Akerna Common Stock at the conversion price of $1.20 per share in accordance with the Exchange Agreement.

(i)     To reflect the payment of $2.0 million of principal on the Senior Convertible Notes leaving a balance of cash on hand of $0.5 million in accordance with the Merger Agreement.

(j)     To reflect the conversion of the remaining $6.3 million of principal outstanding on the Senior Convertible Notes into shares of Series C preferred stock in order to facilitate the stockholder approval of the Merger and the Sale Transaction.

Transaction Accounting Adjustments (Balance Sheet)

(k)    To accrue for the estimated merger-related transaction costs of $2.5 million consisting of advisory fees, legal and accounting fees and other expenses to be incurred by Akerna prior to closing of the Merger.

(l)     To accrue for estimated transaction success bonuses and severance costs of $1.4 million in accordance with employment and related agreements that were executed in advance of the Merger for certain Akerna employees.

(m)   Represents the estimated purchase consideration values of $3.2 million based on Akerna’s equity to be acquired, utilizing Akerna’s closing stock price of $0.69 per share as of December 31, 2022.

(n)    To eliminate Akerna’s historical stockholders’ deficit balances including the accumulated deficit.

(o)    To accrue for the estimated transaction costs of $0.750 million to be incurred by Gryphon.

(p)    To recognize incremental goodwill of $1.3 million in connection with the Merger being classified as a business combination.

(q)    To reflect the Sale Transaction and receipt of cash from MJ Acquisition in exchange for the net assets of MJF and Ample.

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022 are as follows:

(r)     To accrue for the estimated merger-related transaction costs consisting of advisory fees, legal and accounting fees of Akerna ($2.5 million) and Gryphon ($0.750 million) and estimated transaction success bonuses and severance costs of $1.4 million in accordance with employment and related agreements that were executed in advance of the Merger for certain Akerna employee.

(s)     To eliminate interest expense of $0.9 million and change in fair value of convertible notes of $2.9 million related to the Senior Convertible Notes which will be converted to Akerna Common Stock concurrent with the closing of the Merger.

(t)     The weighted average shares outstanding for the year ended December 31, 2022 has been calculated as if the Merger occurred on January 1, 2022 calculated as the sum of (i) Akerna’s weighted average shares outstanding as of December 31, 2022, (ii) the pre-Merger conversion of Ample exchangeable shares, (iii) the immediate vesting of Akerna’s outstanding RSUs, (iv) shares converted in connection with the Exchange Agreement, (v) shares issued upon the redemption of the Series C preferred stock and (vi) common shares issued to Gryphon’s stockholder in connection with the Merger. As the combined company is in a net loss position, any adjustment for potentially dilutive securities would be anti-dilutive. Accordingly, basic and diluted loss per share are the same. The determination of the weighted average shares outstanding is provided as follows:

Akerna common shares outstanding as of December 31, 2022	4,602,780
Conversion of Ample exchangeable shares	14,284
Immediate vesting of Akerna RSUs	11,086
Shares converted under the Exchange Agreement	1,164,251
Sub-total prior to Series C preferred stock redemption	5,792,401

Total shares outstanding necessary to provide for 39.8%
ownership by the Series C preferred stockholders	9,621,929
Common shares held by existing stockholders prior to Series C redemption	5,792,401
Common shares issued upon redemption of Series C preferred stock	3,829,528

Total shares outstanding necessary to provide for 7.5%
ownership by existing pre-Merger Akerna stockholders	128,292,381
Common shares held by existing stockholders prior to Merger closing	9,621,929
Common shares to be issued to Gryphon stockholders	118,670,452
	Actual	Weighted-Average
Akerna common shares outstanding as of December 31, 2022	4,602,780	2,927,853
Conversion of Ample exchangeable shares	14,284	14,284
Immediate vesting of Akerna RSUs	11,086	11,086
Shares converted under the Exchange Agreement	1,164,251	1,164,251
Common shares issued upon redemption of Series C preferred stock	3,829,528	3,829,528
Common shares to be issued to Gryphon stockholders	118,670,452	118,670,452
Common shares outstanding after the closing of the Merger	128,292,381	126,617,454

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AKERNA FINANCIAL STATEMENTS

Gryphon Digital Mining, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Akerna Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Akerna Corp. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2018.

Los Angeles, CA

March 20, 2023

AKERNA CORP.

Consolidated Balance Sheets

	As of December 31,
	2022	2021
Assets
Current assets
Cash	$877,755	$12,579,366
Restricted cash	7,000,000	508,261
Accounts receivable, net	674,626	873,688
Prepaid expenses and other current assets	1,209,623	2,125,722
Assets held for sale	5,130,028	2,143,027
Total current assets	14,892,032	18,230,064

Fixed assets, net	48,879	66,028
Investment, net	—	226,101
Capitalized software, net	654,556	6,940,653
Intangible assets, net	2,164,722	6,553,683
Goodwill	1,708,303	32,844,297
Noncurrent assets held for sale	—	29,622,341
Total assets	$19,468,492	$94,483,167

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable, accrued expenses and other current liabilities	$4,426,419	$5,385,773
Contingent consideration payable	2,283,806	6,300,000
Current portion of deferred revenue	568,771	871,800
Current portion of long-term debt	13,200,000	13,200,000
Derivative liability	—	63,178
Liabilities held for sale	2,246,222	3,349,766
Total current liabilities	22,725,218	29,170,517

Deferred revenue, noncurrent	161,802	245,903
Long-term debt, less current portion	1,407,000	4,105,000
Deferred income tax liabilities	—	675,291
Noncurrent liabilities held for sale	—	336,773
Total liabilities	24,294,020	34,533,484

Commitments and contingencies (Note 12)

Stockholders’ equity (deficit)
Preferred stock, par value $0.0001; 5,000,000 shares authorized, 1 share special voting preferred stock issued and outstanding at December 31, 2022 and December 31, 2021	—	—
Special voting preferred stock, par value $0.0001; 1 share authorized, issued and outstanding as of December 31, 2022 and December 31, 2021, with $1 preference in liquidation; exchangeable shares, no par value, 285,672 and 309,286 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively (see Note 13)	2,185,391	2,366,038
Common stock, par value $0.0001; 150,000,000 shares authorized, 4,602,780 and 1,550,094, issued and outstanding at December 31, 2022 and December 31, 2021, respectively	460	155
Additional paid-in capital	160,207,367	146,030,203
Accumulated other comprehensive income	347,100	61,523
Accumulated deficit	(167,565,846)	(88,508,236)
Total stockholders’ equity (deficit)	(4,825,528)	59,949,683
Total liabilities and stockholders’ equity (deficit)	$19,468,492	$94,483,167

The accompanying notes are an integral part of these consolidated financial statements.

AKERNA CORP.

Consolidated Statements of Operations

	Year Ended December 31,
	2022	2021
Revenue
Software	$12,920,647	$15,984,376
Consulting	682,309	1,510,413
Other revenue	42,074	132,308
Total revenue	13,645,030	17,627,097
Cost of revenue	5,412,388	7,433,884
Gross profit	8,232,642	10,193,213
Operating expenses
Product development	4,690,967	5,892,022
Sales and marketing	6,053,172	7,708,265
General and administrative	8,344,613	10,173,630
Depreciation and amortization	5,622,274	5,174,551
Impairment of long-lived assets	38,967,295	14,354,114
Total operating expenses	63,678,321	43,302,582
Loss from operations	(55,445,679)	(33,109,369)

Other (expense) income
Interest expense, net	(853,716)	(1,530,703)
Change in fair value of convertible notes	(2,884,273)	(1,365,904)
Change in fair value of derivative liability	63,178	248,198
Gain on forgiveness of PPP Loan	—	2,234,730
Other (expense) income	(221,101)	186,420
Total other (expense) income	(3,895,912)	(227,259)

Net loss from continuing operations before income taxes and equity in losses of investee	(59,341,591)	(33,336,628)
Income tax benefit on continuing operations	716,155	2,263,725
Equity in losses of investee	—	(7,564)
Net loss from continuing operations	(58,625,436)	(31,080,467)
Loss from discontinued operations, net of tax	(20,432,174)	(248,244)
Net loss	$(79,057,610)	$(31,328,711)
Deemed dividends related to convertible redeemable preferred stock	(955,500)	—
Net loss attributable to common stockholders	$(80,013,110)	$(31,328,711)

Basic and diluted weighted average common shares outstanding	2,927,853	1,282,098
Basic and diluted loss per common share from continuing operations	$(20.35)	$(24.24)
Basic and diluted loss per common share from discontinued operations	$(6.98)	$(0.19)
Basic and diluted loss per common share	$(27.33)	$(24.44)

The accompanying notes are an integral part of these consolidated financial statements.

AKERNA CORP.

Consolidated Statements of Comprehensive Loss

	Year Ended December 31,
	2022	2021
Net loss	$(79,057,610)	$(31,328,711)
Other comprehensive (loss) income:
Foreign currency translation	40,577	53,020
Unrealized gain on convertible notes	245,000	100,000
Comprehensive loss	$(78,772,033)	$(31,175,691)

The accompanying notes are an integral part of these consolidated financial statements.

AKERNA CORP.

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

	Convertible Redeemable Preferred Stock				Special Voting Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Series A		Series B
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance – December 31, 2020	—	—	—	—	2,667,349	$20,405,219	995,062	$100	$94,088,323	$(91,497)	$(57,179,525)	$57,222,620
Conversion of exchangeable shares to common stock	—	—	—	—	(2,358,063)	(18,039,181)	117,903	12	18,039,169	—	—	—
Settlement of convertible notes	—	—	—	—	—	—	154,706	15	11,610,571	—	—	11,610,586
Shares withheld for withholding taxes	—	—	—	—	—	—	(6,089)	(1)	(520,394)	—	—	(520,395)
Shares issued in connection with Viridian acquisition	—	—	—	—	—	—	51,550	5	6,187,995	—	—	6,188,000
Shares issued in connection with asset purchase	—	—	—	—	—	—	4,167	—	300,000	—	—	300,000
Shares issued in connection with 365 Cannabis acquisition	—	—	—	—	—	—	178,572	18	11,996,043	—	—	11,996,061
Stock-based compensation	—	—	—	—	—	—	—	—	2,070,358	—	—	2,070,358
Shares issued in connection with the ATM offering program	—	—	—	—	—	—	27,819	3	1,828,116	—	—	1,828,119
Settlement of liabilities with shares	—	—	—	—	—	—	5,085	1	430,024	—	—	430,025
Restricted stock vesting	—	—	—	—	—	—	21,386	2	(2)	—	—	—
Forfeitures of restricted shares	—	—	—	—	—	—	(67)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	53,020	—	53,020
Unrealized gains on convertible notes	—	—	—	—	—	—	—	—	—	100,000	—	100,000
Net loss	—	—	—	—	—	—	—	—	—	—	(31,328,711)	(31,328,711)
Balance – December 31, 2021	—	—	—	—	309,286	$2,366,038	1,550,094	$155	$146,030,203	$61,523	$(88,508,236)	$59,949,683
Conversion of exchangeable shares to common stock	—	—	—	—	(23,614)	(180,647)	1,180	—	180,647	—	—	—
Settlement of convertible notes	—	—	—	—	—	—	207,427	21	3,925,479	—	—	3,925,500
Shares withheld for withholding taxes	—	—	—	—	—	—	(1,662)	—	(9,926)	—	—	(9,926)
Shares issued (returned) in connection with 365 Cannabis acquisition	—	—	—	—	—	—	(13,988)	(1)	(939,999)	—	—	(940,000)
Common shares and warrants issued in connection with unit offering, net of issue costs	—	—	—	—	—	—	2,173,913	217	9,178,744	—	—	9,178,961
Stock-based compensation	—	—	—	—	—	—	—	—	843,693	—	—	843,693
Shares issued in connection with the ATM offering program	—	—	—	—	—	—	642,956	64	1,854,501	—	—	1,854,565
Issuance of convertible redeemable preferred stock, net of issue costs	400,000	3,435,600	100,000	858,900	—	—	—	—	—	—	—	—
Deemed dividends related to convertible redeemable preferred stock	—	764,400	—	191,100	—	—	—	—	(955,500)	—	—	(955,500)
Redemption of convertible redeemable preferred stock	(400,000)	(4,200,000)	(100,000)	(1,050,000)	—	—	—	—	—	—	—	—
Settlement of liabilities with shares	—	—	—	—	—	—	2,196	—	49,529	—	—	49,529
Restricted stock vesting	—	—	—	—	—	—	20,282	2	49,998	—	—	50,000
Fractional share adjustment from stock split	—	—	—	—	—	—	20,382	2	(2)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	40,577	—	40,577
Unrealized gains on convertible notes	—	—	—	—	—	—	—	—	—	245,000	—	245,000
Net loss	—	—	—	—	—	—	—	—	—	—	(79,057,610)	(79,057,610)
Balance – December 31, 2022	—	—	—	—	285,672	$2,185,391	4,602,780	$460	$160,207,367	$347,100	$(167,565,846)	$(4,825,528)

The accompanying notes are an integral part of these consolidated financial statements.

AKERNA CORP.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2022	2021
Cash flows from operating activities
Net loss	$(79,057,610)	$(31,328,711)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in losses of investment	—	7,564
Loss on sale of investment	221,101	—
Bad debt expense	371,364	556,890
Stock-based compensation expense	873,929	2,070,359
Loss on write off of fixed assets	—	1,045,179
Gain on forgiveness of PPP loan	—	(2,234,730)
Depreciation and amortization	7,834,712	5,735,150
Amortization of deferred contract costs	337,350	492,683
Non-cash interest expense	597,276	1,009,331
Foreign currency gain	(14,553)	(3,312)
Impairment of long-lived assets	61,778,605	14,383,310
Gain on extinguishment of debt	—	(186,177)
Change in fair value of convertible notes	2,884,273	1,365,904
Change in fair value of derivative liability	(63,178)	(248,198)
Change in fair value of contingent consideration	(4,016,194)	—
Changes in operating assets and liabilities:
Accounts receivable, net	197,647	849,785
Prepaid expenses and other current assets	257,555	(8,988)
Other assets	9,700	—
Accounts payable, accrued expenses and other current liabilities	(324,166)	1,610,470
Deferred income tax liabilities	(675,291)	(2,274,295)
Deferred revenue	(2,113,249)	(1,010,118)
Net cash used in operating activities	(10,900,729)	(8,167,904)
Cash flows from investing activities
Developed software additions	(4,345,260)	(5,427,230)
Fixed asset additions	(31,884)	(39,263)
Cash paid for business combinations and working capital settlement, net of cash acquired	400,000	(5,018,592)
Proceeds received from sale of investment	5,000	—
Net cash used by investing activities	(3,972,144)	(10,485,085)
Cash flows from financing activities
Value of shares withheld related to tax withholdings	(9,926)	(520,395)
Proceeds from unit and pre-funded unit offering, net	9,178,960	—
Proceeds from the exercise of pre-funded warrants	1	—
Proceeds from the ATM offering program, net	1,854,565	1,828,119
Proceeds from the issuance of convertible notes	—	18,000,000
Principal payments of convertible notes	(1,432,273)	(4,571,472)
Proceeds from the issuance of convertible redeemable preferred stock, net	4,294,500	—
Redemption of convertible redeemable preferred stock	(5,250,000)	—
Net cash provided by financing activities	8,635,827	14,736,252
Effect of exchange rate changes on cash and restricted cash	(22,225)	18,623
Net (decrease) increase in cash and restricted cash	$(6,259,271)	$(3,898,114)

AKERNA CORP.

Consolidated Statements of Cash Flows — (Continued)

	Year Ended December 31,
	2022	2021
Cash and restricted cash of continuing operations – beginning of period	13,087,627	18,286,481
Cash and restricted cash of discontinued operations – beginning of period	1,354,899	54,159
Cash and restricted cash – beginning of period	14,442,526	18,340,640
Cash and restricted cash of continuing operations – end of period	7,877,755	13,087,627
Cash and restricted cash of discontinued operations – end of period	305,500	1,354,899
Cash and restricted cash – end of period	$8,183,255	$14,442,526
Cash paid for income taxes, net of refunds received	$15,684	$10,570
Cash paid for interest, net	$256,440	$507,941

Supplemental disclosure of non-cash investing and financing activity:
Vesting of restricted stock units	$50,000	$42
Settlement of convertible notes in common stock	$3,925,500	$11,610,586
Stock-based compensation capitalized as software development	$19,764	$36,915
Capitalized software included in accrued expenses	$17,974	$554,127
Conversion of exchangeable shares to common stock	$180,647	$18,038,944
Settlement of liabilities with common stock	$49,529	$430,015
Shares returned in connection with acquisition (see Note 4)	$940,000	$—
Shares issued in connection with asset purchase	$—	$300,000
Reduction to accrued expenses from an acquisition-related working capital settlement (see Note 4)	$160,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 1 — Description of Business

Akerna Corp., herein referred to as we, us, our, the Company or Akerna was formed upon completion of the mergers between MTech Acquisition Corp. (“MTech”) and MJ Freeway, LLC (“MJF”) on June 17, 2019 as contemplated by the Merger Agreement dated October 10, 2018, as amended (the “Mergers”). Akerna provides software as a service (“SaaS”) solutions within the cannabis industry that enable regulatory compliance and inventory management through our wholly-owned subsidiaries MJF, Trellis Solutions, Inc., or Trellis, Ample Organics, Inc., or Ample, solo sciences, inc., or Solo, Viridian Sciences, Inc., or Viridian, and The NAV People, Inc. d.b.a. 365 Cannabis, or 365 Cannabis. Our proprietary suite of solutions are adaptable for industries in which interfacing with government regulatory agencies for compliance purposes is required, or where the tracking of organic materials from seed or plant to end products is desired. We also develop products intended to assist states in monitoring licensed businesses’ compliance with state regulations and to help state-licensed businesses operate in compliance with such law. We provide our commercial software platforms, MJ Platform®, Trellis®, Ample, Viridian and 365 Cannabis to state-licensed businesses, and our regulatory software platform, Leaf Data Systems®, to state government regulatory agencies. Our Viridian and 365 Cannabis solutions are considered enterprise offerings (“Enterprise”) and all other solutions are considered non-enterprise offerings (“Non-Enterprise”) that meet the needs of our small and medium business (“SMB”) and government regulatory agency customers.

We consult with clients on a wide range of areas to help them successfully maintain compliance with state laws and regulations. We provide project-focused consulting services to clients who are initiating or expanding their cannabis business operations or are interested in data consulting engagements with respect to the legal cannabis industry. Our advisory engagements include service offerings focused on compliance requirement assessments, readiness and best practices, compliance monitoring systems, application processes, inspection readiness, and business plan and compliance reviews. We typically provide our consulting services to clients in emerging markets that are seeking consultation on newly introduced licensing regimes and assistance with the regulatory compliant build-out of operations.

Strategic Shift in Business Strategy

As previously disclosed, we have been engaged in considering strategic partnerships and evaluating potential strategic transactions in a comprehensive effort to address our financial challenges and our ability to continue as a going concern. During the fourth quarter of 2022, we committed to a number of significant actions described below that collectively represent a strategic shift in our business strategy for 2023 and beyond.

Exiting the Enterprise Software Business

The development of our Enterprise software business, which began with the acquisitions of Viridian and 365 Cannabis in 2021, did not achieve a sustainable scale in a timely manner consistent with our original plans. Accordingly, we committed to an effort to market this business unit during the fourth quarter of 2022. Ultimately, we secured a buyer for 365 Cannabis and were engaged in exclusive negotiations through December 31, 2022 and into January 2023. On January 11, 2023, we completed the sale of 365 Cannabis to 365 Holdco LLC (the “Buyers”) pursuant to a stock purchase agreement (the “365 SPA”) for (i) cash in the amount of $0.5 million and the (ii) the termination and release of our obligation to the Buyers for contingent consideration in connection with our original acquisition of 365 Cannabis from the Buyers in 2021 (the “Earn-out Obligation”), subject to customary post-closing adjustments, if any. Any post-closing adjustments are generally limited to certain adjustments in accounts payable and indemnification obligations in accordance with the 365 SPA. Upon completion of the sale, $0.4 million of the total cash proceeds was placed into certain restricted accounts (the “Restricted Accounts”) held as security for our 2021 Senior Secured Convertible Notes (the “Senior Convertible Notes”) while $0.1 million was subject to a hold-back (the “365 Holdback”) by the Buyers to be released to us and also placed into the Restricted Accounts after all post-closing adjustments, if any, are resolved. In accordance with the 365 SPA, we and the Buyers agreed that the value of the Earn-out Obligation was $2.3 million, a reduction of $4.0 million from the original estimate, for purposes of the sale of 365 Cannabis and is reflected on our consolidated balance sheets as Contingent consideration payable.

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 1 — Description of Business (cont.)

While we explored similar sale options for Viridian, we were unable to commit to any definitive transaction. Accordingly, we informed Viridian’s customers that we do not plan to continue software and support services beyond the date of existing contracts, all of which expire during the first quarter of 2023. With the sale of 365 Cannabis and our commitment to wind down the operations of Viridian, we have effectively exited the Enterprise software business. Accordingly, we have suspended efforts to seek any new revenue generating opportunities and will only service the existing customers of Viridian in connection with our contractual commitments.

Disposal of Non-Core SMB Software Products and Brands

In addition to the our exit from the Enterprise software business, we initiated efforts in the fourth quarter of 2022 to explore a sales process for the non-core components and brands of our SMB/Non-Enterprise business unit, including Trellis, a cultivation and compliance software platform, Solo, a seed-to-sale tagging and tracking software platform, Last Call Analytics (“LCA”), a retail analytics platform and wholly-owned subsidiary of Ample, and our equity investment in Zol Solutions, Inc. (“ZolTrain”). On January 31, 2023, we completed the sale of LCA, for cash in the amount of $0.1 million, subject to post-closing adjustments, if any. In December 2022, we sold our investment in ZolTrain for a nominal amount (see Note 7). While we pursued sale opportunities for Trellis and Solo, we were ultimately unable to commit to any definitive transactions. Accordingly, we have communicated with the remaining customers of those businesses that we will discontinue software service and support upon the expiration of existing contracts during the first half of 2023. Similar to Viridian, as discussed above, we have suspended efforts to seek any new revenue generating opportunities and will only service the existing customers of Solo and Trellis in connection with our contractual commitments.

Exit Strategy

With the completion of the sales of 365 Cannabis, LCA and ZolTrain and the commitment to effectively discontinue and wind down the operations and service associated with Viridian, Solo and Trellis, our remaining core SMB and governmental business unit is comprised of MJF and Ample. Concurrent with the actions described above, we entered into letters of intent with two unrelated parties in the fourth quarter of 2022 to (i) explore the sale of our remaining core SMB and governmental business unit and (ii) realize the potential value of our publicly-held holding company through a merger or similar transaction. Collectively, pursuit of these transactions reflects our intention to fully exit the SaaS industry.

On January 27, 2023, we and our wholly-owned subsidiary Akerna Ample Exchange Inc. (“Akerna Exchange”) entered into a securities purchase agreement (the “MJF-Ample SPA”) with POSaBIT Systems Corporation (“POSaBIT”) to sell MJF and Ample to POSaBIT for a purchase price of $4.0 million in cash (the “Sale Transaction”). The purchase price is subject to certain adjustments primarily attributable to variances from target working capital, as defined in the MJF-Ample SPA, among others. The MJF-Ample SPA contains customary representations, warranties and covenants applicable to us and POSaBIT including covenants relating to the conduct of the business of MJF and Ample through closing of the Sale Transaction and obtaining the approval of our stockholders. Further, the closing of the Sale Transaction is conditioned on the simultaneous closing of the merger transaction, as described below. The closing of the Sale Transaction is also subject to customary closing conditions including certain matters with respect to employee retention and contractual matters associated with MJF’s and Ample’s existing customers, among others. The MJF-Ample SPA includes certain restrictions with respect to competing or alternative transactions through the period until the Sale Transaction closes. In the event that a superior offer (“Superior Offer”) is received, we must provide POSaBIT with a five business day notice period in which to make a counter-proposal before we may make an announcement of the change in recommendation to consider a potential counter-proposal to the Superior Offer. We and POSaBIT may terminate the MJF-Ample SPA upon mutual consent and either party may terminate the MJF-Ample SPA unilaterally under certain conditions. In the event either party terminates the MJF-Ample SPA pursuant to certain conditions, we will be required to pay POSaBIT a termination fee of $140,000 and reimburse POSaBIT for reasonable fees and expenses up to $60,000.

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 1 — Description of Business (cont.)

On January 27, 2023, we entered into an agreement and plan of merger (the “Merger Agreement”) with Gryphon Digital Mining, Inc. (“Gryphon”) and Akerna Merger Co. (“Akerna Merger”). Upon the terms and subject to the satisfaction of the conditions provided in the Merger Agreement, including the approval of the transaction by Akerna’s and Gryphon’s stockholders, Akerna Merger will be merged with and into Gryphon (the “Merger”), with Gryphon surviving the Merger as a wholly-owned subsidiary of Akerna. Following the closing of the Merger, the former Gryphon and Akerna stockholders immediately before the Merger are expected to own approximately 92.5 percent and 7.5 percent, respectively, of the outstanding capital stock on a fully diluted basis. Upon completion of the Merger, Akerna will change its name to Gryphon Digital Mining, Inc. The closing of the Merger is subject to customary closing conditions including the required approval of the stockholders of Akerna and Gryphon, the approval of the Nasdaq Capital Market (the “Nasdaq Market”) of the continued listing of Gryphon after the closing of the Merger and the simultaneous closing of the Sale Transaction, among others. We and Gryphon may terminate the Merger upon mutual consent and either party may terminate the Merger unilaterally under certain conditions. In the event either party terminates the Merger pursuant to certain conditions, we will be required to pay Gryphon a termination fee of $275,000 less any reimbursed expenses. The Merger is expected to be treated by Akerna as a reverse merger, or a change of control, whereby the stockholders of Gryphon will have majority ownership and control of Akerna after the transaction is complete.

Concurrent with the signing and in support of the Sale Transaction and the Merger, we and each of the holders of the Senior Convertible Notes entered into exchange agreements (the “Exchange Agreements”) whereby the holders would ultimately convert the principal amounts of each of their note holdings to a level that would represent 19.9 percent of the outstanding shares of our common stock, $0.0001 par value (“Common Stock”) prior to the closing of the Sale Transaction and the Merger. Immediately prior to the stockholder vote required for the closing of those transaction, the remaining Senior Convertible Notes outstanding would be converted into a special class of exchangeable preferred stock to facilitate the required stockholder vote and then be converted into shares of our Common Stock subject to the Merger. For a limited period, the conversion price of the Senior Convertible Notes was lowered to $1.20 per share from $4.75 per share. We anticipate scheduling a meeting of stockholders during the second quarter of 2023 to approve the Sale Transaction and the Merger and we expect these transactions to close shortly thereafter.

Financial Reporting and Classification

As a result of the corporate actions described above, 365 Cannabis and LCA (together, the “Discontinued Group”) met the criteria to be considered “held for sale” as that term is defined in accounting principles generally accepted in the United States (“GAAP”). Accordingly. the assets and liabilities of these entities are classified and reflected on our consolidated balance sheets as “held for sale” as of December 31, 2022 and 2021, respectively, and their results of operations are classified as “discontinued operations” in the consolidated statements of operations for the years ended December 31, 2022 and 2021, respectively. Certain financial disclosures including major components of the assets and liabilities and results of operations of the Discontinued Group are provided in Note 17. Our core SMB and governmental business unit (MJF and Ample), the businesses for which we have committed to terminate operations (Viridian, Solo and Trellis) and our publicly-held parent holding company (Akerna Corp.) comprise our continuing operations. Collectively, these entities are presented as continuing operations for all periods presented herein and until such time that stockholder approval is received for the Sale Transaction and the Merger.

Note 2 — Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with GAAP.

Going Concern and Management’s Liquidity Plans

In accordance with the Financial Accounting Standards Board’s (“FASB”) standard on going concern, Accounting Standard Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as Going Concern (“ASU 2014-15”), we assess going concern uncertainty in our consolidated financial statements to determine if we have sufficient cash, cash equivalents and working capital on hand and any available borrowings on loans, to operate for a period of at least one year from the date the consolidated financial statements are issued, which is defined

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 2 — Basis of Presentation (cont.)

as the “look-forward period” in ASU 2014-15. As part of this assessment, based on conditions that are known and reasonably knowable to us, we will consider various scenarios, forecasts, projections, estimates and will make certain key assumptions, including the timing and nature of projected cash expenditures or programs, and our ability to delay or curtail expenditures or programs, if necessary, among other factors. Based on this assessment, as necessary or applicable, we make certain assumptions regarding implementing curtailments or delays in the nature and timing of programs and expenditures to the extent we deem probable that such implementations can be achieved and we have the proper authority to execute them within the look-forward period in accordance with ASU 2014-15.

The accompanying consolidated financial statements have been prepared on the basis that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. However, since our inception in 2019 we have incurred recurring losses from operations, used cash from operating activities, and relied on capital raising transactions to continue ongoing operations. As of December 31, 2022, we had a working capital deficit of $7.8 million with $0.9 million in unrestricted cash available to fund future operations. We anticipate continuing to generate losses from operations and using cash from operating activities for the foreseeable future, although at lower than historical levels as a result of restructuring actions taken during the second quarter of 2022 and the curtailment of activities associated with our discontinued operations as well as those business that we plan to terminate. Collectively, these factors raise substantial doubt regarding our ability to continue as a going concern for the twelve months from the date our consolidated financial statements have been issued.

As described in Note 1, we have committed to the Sale Transaction to complete our intended exit from the SaaS industry and to the Merger as the most favorable strategic alternative for our stockholders. There can be no assurance that we will be successful in executing and completing the Sale Transaction and the Merger and obtaining sufficient funding, if necessary, on terms acceptable to us to fund continuing operations through the anticipated closing of the aforementioned transactions, if at all. Our ability to continue as a going concern is dependent upon our ability to successfully execute the aforementioned transactions. Despite the comprehensive scope of our collective plans, the inherent risks associated with their successful execution are not sufficient to fully overcome substantial doubt about our ability to continue as a going concern for one year from the date of issuance of our consolidated financial statements. Accordingly, if we are unable to execute our plans within the timeframe described above, we may have to reduce or otherwise curtail our continuing operations which could significantly and adversely affect our results of operations or we may determine to dissolve and liquidate our assets. If we fail to meet the financial covenants of the Senior Convertible Notes and cannot obtain a waiver from such provisions or otherwise come to an agreement with the holders of the Senior Convertible Notes, such holders may declare a default on the debt which could subject our assets to seizure and sale, negatively impacting our business.

The accompanying consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Reverse Stock Split

On November 8, 2022, we effectuated a reverse stock split of 20-for-1 (the “Reverse Stock Split”) of our Common Stock. The effects of the Reverse Stock Split have been applied retrospectively to all periods presented throughout the accompanying consolidated financial statements and notes. Accordingly, all disclosures of shares of Common Stock issued, outstanding or reserves of Common Stock and issuances, grants, vesting or forfeitures of warrants, restricted stock awards and restricted stock units (“RSUs”) herein and any corresponding references to market, conversion and exercise prices of Common Stock and certain other securities including warrants and convertible debt have been adjusted.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. In addition and as discussed in Notes 1 and 17, the assets and liabilities and results of operations of the Discontinued Group have been reclassified as held for sale and discontinued operations, respectively, for all period presented.

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 3 — Summary of Significant Accounting Policies

Principles of Consolidation

Our accompanying consolidated financial statements include the accounts of Akerna, our wholly-owned subsidiaries, and those entities in which we otherwise have a controlling financial interest. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts included in the consolidated financial statements and accompanying notes thereto. Our most significant estimates and assumptions are related to the valuation of acquisition-related assets and liabilities, capitalization of internal costs associated with software development, fair value measurements, impairment assessments, loss contingencies, valuation allowance associated with deferred tax assets, stock-based compensation costs, and useful lives of long-lived intangible assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

Foreign Currency

The functional currency of the Company’s non-U.S. operations is the local currency. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet dates. Non-monetary assets and liabilities are translated at the historical rates in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated into U.S. dollars using the average rates of exchange prevailing during the period. Translation gains or losses are included as a component of accumulated other comprehensive income (loss) within stockholders’ equity (deficit). Gains and losses resulting from foreign currency transactions are recognized as a component of Other income (expense) in our consolidated statements of operations.

Cash and Cash Equivalents

We consider liquid instruments purchased with an original maturity of three months or less to be cash equivalents. We continually monitor our positions with, and the credit quality of, the financial institutions with which we invest. As of the balance sheet date, and periodically throughout the year, we have maintained balances in various operating accounts in excess of federally insured limits.

Restricted Cash

Restricted cash consists of funds that are contractually or legally restricted as to usage or withdrawal and is presented separately from cash and cash equivalents on our consolidated balance sheets.

Accounts Receivable, Net

We maintain an allowance for doubtful accounts equal to the estimated uncollectible amounts based on our historical collection experience and review of the current status of trade accounts receivable. Accounts receivable are written-off and charged against the allowance when we have exhausted collection efforts without success.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements are capitalized. Repairs and maintenance costs are expensed as incurred. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. The estimated useful lives for significant property and equipment categories are generally as follows: furniture and computer equipment (3 – 7 years) and leasehold improvements (lesser of remaining lease term or useful life)

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 3 — Summary of Significant Accounting Policies (cont.)

Investment

Until its redemption in December 2022, we held an equity security in ZolTrain. For periods prior to the quarter ended September 30, 2021, we had determined we could exert significant influence over ZolTrain’s operations through voting rights and representation on its board of directors and we accounted for our investment in ZolTrain using the equity method of accounting, recording our share in the investee’s earnings and losses in the consolidated statement of operations. Upon losing board representation during quarter ended September 30, 2021, we suspended the equity method of accounting and measured the investment at cost less impairment, plus or minus changes resulting from observable price changes, including its ultimate redemption at a loss in December 2022, which were recorded in Other (expense) income, in our consolidated statements of operations (see Note 7).

Software Development Costs

Costs incurred during the application development stage of a newly developed application and costs we incur to enhance our existing platforms that meet certain criteria are subject to capitalization and subsequent amortization. Our software product development costs are primarily comprised of personnel costs such as payroll and benefits, vendor costs, and other costs directly attributable to the project. We capitalize costs only during the development phase. Any costs in connection to planning, design, and maintenance subsequent to release are expensed as incurred. We amortize software development costs over the expected useful life of the specific application, generally 2-5 years. We evaluate capitalized software development costs for impairment when there is an indication that the unamortized cost may not be recoverable (see Note 8).

Intangible Assets

Intangible assets are amortized over their estimated useful lives. We evaluate the estimated remaining useful life of our intangible assets when events or changes in circumstances indicate an adjustment to the remaining amortization may be needed. We similarly evaluate the recoverability of these assets upon events or changes in circumstances indicate a potential impairment (see Note 8). Recoverability of these assets is measured by comparing the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate. If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of these assets, the carrying amount of such assets is reduced to fair value.

Goodwill Impairment Assessment

Goodwill represents the excess purchase consideration of an acquired business over the fair value of the net tangible and identifiable intangible assets. Goodwill is evaluated for impairment annually on October 31, and whenever events or changes in circumstances indicate the carrying value of goodwill may be impaired (see Note 8). Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate or a significant decrease in expected cash flows. An impairment loss is recognized to the extent that the carrying amount exceeds the reporting unit’s fair value, not to exceed the carrying amount of goodwill. We have the option to first assess qualitative factors to determine whether events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount and determine whether further action is needed. If, after assessing the totality of events or circumstances, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative impairment test is unnecessary.

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 3 — Summary of Significant Accounting Policies (cont.)

Fair Value of Financial Instruments

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under this guidance, we are required to classify certain assets and liabilities based on the fair value hierarchy, which groups fair value-measured assets and liabilities based upon the following levels of inputs:

•        Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•        Level 2 — Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

•        Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of financial instruments such as accounts receivable, accounts payable and accrued liabilities approximate fair value based on their short maturities.

Fair Value Option

The fair value option provides an election that allows an entity to irrevocably elect to record certain financial assets and liabilities at fair value on an instrument-by-instrument basis at initial recognition. We have elected to apply the fair value option to our convertible notes due to the complexity of the various conversion and settlement options available to both the holders of such notes and Akerna.

The convertible notes accounted for under the fair value option election are each a debt host financial instrument containing embedded features that would otherwise be required to be bifurcated from the debt-host and recognized as separate derivative liabilities subject to initial and subsequent periodic estimated fair value measurements in accordance with GAAP. Notwithstanding, when the fair value option election is applied to financial liabilities, bifurcation of an embedded derivative is not required, and the financial liability is initially measured at its issue-date estimated fair value and then subsequently remeasured at estimated fair value on a recurring basis as of each reporting period date. The portion of the change in fair value attributed to a change in the instrument-specific credit risk is recognized as a component of other comprehensive income (loss) within stockholders’ equity (deficit) and the remaining amount of the fair value adjustment is recognized as other income (expense) in our consolidated statement of operations. The estimated fair value adjustment is presented in a respective single line item within other income (expense) in the accompanying consolidated statement of operations because the change in fair value of the convertible notes was not attributable to instrument-specific credit risk.

Warrants

We evaluate warrants that we may issue from time to time under a two-step process provided in GAAP. The first step is intended to distinguish liabilities from equity. Warrants that could require cash settlement are generally classified as liabilities. For warrants that are considered outside the scope of liability classification, a second step evaluates warrants as either a derivative subject to derivative accounting and disclosures or as equity instruments based upon the specific terms of the underlying warrant agreement and certain other factors associated with our capital structure. Warrants that are indexed to our common stock while we meet certain other conditions with respect to our capital structure, including the ability to satisfy the warrant settlement obligations with a sufficient number of registered shares, do not qualify as derivatives and are classified as components of equity. Certain of the warrants sold by MTech

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 3 — Summary of Significant Accounting Policies (cont.)

in its initial public offering that were converted to Akerna warrants in connection with the Mergers (the “Private Warrants”) are not indexed to our common stock in the manner contemplated as described herein. As a result, the Private Warrants are precluded from equity classification and are recorded as derivative liabilities. At the end of each reporting period, changes in fair value during the period are recognized within the condensed consolidated statements of operations. We will continue to adjust this derivative liability for changes in the fair value until the earlier of (a) the exercise or expiration of the Private Warrants or (b) the redemption of the Private Warrants, at which time they will be reclassified to Additional paid-in capital. As of December 31, 2022 and 2021, all of our other outstanding warrants, including certain other MTech warrants that were converted to Akerna warrants upon our formation (the “2019 Public Warrants”), are classified within stockholders’ equity.

Revenue Recognition

We recognize revenue when a customer obtains the benefit of promised services, in an amount that reflects the consideration that we expect to be entitled to receive in exchange for those services. In determining the amount of revenue to be recognized, we perform the following steps: (i) identification of the contract with a customer; (ii) identification of the promised services in the contract and determination of whether the promised services are performance obligations, including whether they are distinct in the context of the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) we satisfy each performance obligation. Sales taxes collected from customers and remitted to government authorities are excluded from revenue.

Software Revenue.    Our software revenue is generated from subscriptions and services related to the use of our commercial software platforms, MJ Platform®, Ample and our government regulatory platform, Leaf Data Systems®, and the sale of business intelligence, data analytics and other software related services. Software contracts are annual or multi-year contracts paid monthly in advance of service and typically cancellable upon 30 days’ notice after the end of the contract period. Leaf Data Systems® contracts are generally multi-year contracts payable annually or quarterly in advance of service. Commercial software and Leaf Data Systems® contracts generally may only be terminated early for breach of contract as defined in the respective agreements. Amounts that have been invoiced are initially recorded as deferred revenue or contract liabilities. Subscription revenue is recognized on a straight-line basis over the service term of the arrangement beginning on the date that our solution is made available to the customer and ending at the expiration of the subscription term. We typically invoice customers at the beginning of the term, in multi-year, annual, quarterly, or monthly installments. When a collection of fees occurs in advance of service delivery, revenue recognition is deferred until such services commence. Revenue for implementation fees is recognized ratably over the expected term of the contract, including expected renewals.

We include service level commitments to customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits if those levels are not met. In addition, customer contracts often include: specific obligations that require us to maintain the availability of the customer’s data through the service and that customer content is secured against unauthorized access or loss, and indemnity provisions whereby we indemnify customers from third-party claims asserted against them that result from our failure to maintain the availability of their content or securing the same from unauthorized access or loss. To date, we have not incurred any material costs as a result of such commitments. Any such credits or payments made to customers under these arrangements are recorded as a reduction of revenue.

Consulting Revenue.    Consulting services revenue is generated by providing solutions for operators in the pre-application of licensures and pre-operational phases of development and consists of contracts with fixed terms and fee structures based upon the volume and activity or fixed-price contracts for consulting and strategic services. These services include application and business plan preparation as they seek licenses to be granted. Consulting revenue contracts have an initial set of proprietary deliverables that are provided to clients upfront, which is considered a separate performance obligation. As such, 30 percent of the contract value is recognized upfront when deliverables are provided, with the remaining recognized over the life of the contract as the consulting services are performed.

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 3 — Summary of Significant Accounting Policies (cont.)

Other Revenue.    Our other revenue is derived primarily from point-of-sale hardware and other non-recurring revenue. From time to time, we may purchase equipment for resale to customers. Such equipment is generally drop-shipped to our customers. We recognize revenue as these products are delivered.

Cost of Revenue.    Cost of revenue consists primarily of costs related to providing subscription and other services to our customers, including employee compensation and related expenses for data center operations, customer support and professional services personnel, payments to outside technology service providers, security services, and other tools.

Unbilled Receivables.    Unbilled receivables are booked when services are delivered to our customers but not yet invoiced. Once invoiced, the unbilled receivables are reclassified to accounts receivable.

Deferred Revenue.    Deferred revenue consists of payments received in advance of revenue recognition from subscription services. The deferred revenue balance is influenced by several factors, including seasonality, the compounding effects of renewals, contract duration, and invoice frequency. Deferred revenue that will be recognized during the succeeding twelve-month period is recorded as deferred revenue, which is a current liability on the accompanying consolidated balance sheets.

Legal and Other Contingencies

From time to time, we may be a party to litigation and subject to claims incident to the ordinary course of business, including intellectual property claims, labor and employment claims, breach of contract claims and other asserted and unasserted claims. We investigate these claims as they arise and will accrue a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. The accrual for a litigation loss contingency might include, for example, estimates of potential damages, outside legal fees and other directly related costs expected to be incurred.

Stock-Based Compensation

We measured stock-based compensation based on the fair value of the share-based awards on the date of grant and recognize the related costs on a straight-line basis over the requisite service period, which is generally the vesting period. Stock-based compensation expense is included in operating expenses and cost of sales on our consolidated statements of operations consistent with the allocation of other compensation arrangements.

Income Taxes

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. We provide for income taxes at the current and future enacted tax rates and laws applicable in each taxing jurisdiction. We use a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. We recognize interest and penalties related to income tax matters in selling, general and administrative expenses in the consolidated statement of operations.

We recognize deferred tax assets to the extent that its assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, we will make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. As of December 31, 2022 and 2021, management has applied a valuation allowance to deferred tax assets when it is determined that the benefit from the deferred tax asset will not be able to be utilized in a future period.

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 3 — Summary of Significant Accounting Policies (cont.)

Segments

We operate our business as one operating segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated by the chief operating decision maker (“CODM”), our Chief Executive Officer, for purposes of allocating resources and assessing financial performance. Our CODM allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Discontinued Operations

In accordance with GAAP, we assess our business units that we may, from time to time, consider for disposal by sale or means (i.e., abandonment). Those business units, which may be in the form of legal entities, divisions, product lines or asset and liability groups, among others, for which cash flows can be reasonably identified, that meet certain criteria are considered discontinued operations. Accordingly, their results of operations are presented in our statements of operations as “discontinued operations” and their associated assets and liabilities are considered “held for sale” or “discontinued,” as appropriate on our consolidated balance sheets.

Subsequent Events

Management has evaluated all of our activities through the issuance date of our consolidated financial statements and has concluded that, with the exception of (i) the completion of the sales of 365 Cannabis and LCA in January 2023, (ii) the commitment to the Sale Transaction, (iii) the commitment to the Merger and the signing of the Exchange Agreements, as disclosed in Note 1, no other subsequent events have occurred that would require recognition and disclosure in our consolidated financial statements or disclosure in the notes thereto.

Adoption of Recent Accounting Pronouncements

The FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”) which, together with related amendments to GAAP, represents ASC Topic 842, Leases (“ASC 842”). ASC 842 superseded all prior GAAP with respect to leases. ASC 842 established a right-of-use model which requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are to be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. We adopted ASC 842 effective January 1, 2022 and due to the immaterial impact of applying this standard to our limited assets subject to operating leases, there was no material impact to our balance sheets and statements of operations.

The FASB issued ASU No. 2020-01, Clarifying the Interaction between Topic 321, Topic 323, and Topic 815 (“ASU 2020-01”) which provides guidance clarifying interactions between various standards governing investments in equity securities. The guidance addresses accounting for the transition into and out of the equity method and measurement of certain purchased options and forward contracts to acquire investments. We adopted ASU 2020-01 effective January 1, 2022 and there was no material impact to our balance sheets and statements of operations.

The FASB issued ASU No. 2021-04, Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options, (“ASU 2021-04”) which provides clarification and reduces diversity in practice with respect to an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (such as warrants) that remain equity classified after modification or exchange. We adopted ASU 2021-04 effective January 1, 2022 and there was no material impact to our balance sheets and statements of operations.

Recent Accounting Pronouncements Pending Adoption

The FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which introduced a new model for recognizing credit losses on financial instruments based on estimated current expected credit losses, or CECL. ASU 2016-13 requires and entity to estimate CECL on trade receivables at inception, based

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 3 — Summary of Significant Accounting Policies (cont.)

on historical information, current conditions, and reasonable and supportable forecasts. ASU 2016-13, and subsequent amendments, is effective for us beginning on January 1, 2023. We are currently evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

The FABS issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplified the accounting for convertible instruments. ASU 2020-06 eliminated certain models that require separate accounting for embedded conversion features, in certain cases. Additionally, among other changes, ASU 2020-06 eliminates certain of the conditions for equity classification for contracts in an entity’s own equity. ASU 2020-06 also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effects of shares settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. ASU 2020-06 is required to be adopted by us beginning on January 1, 2023 and must be applied using either a modified or full retrospective approach. We are currently evaluating the impact ASU 2020-06 will have on our consolidated financial statements.

The FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”), which amends the accounting related to contract assets and liabilities acquired in business combinations. Under current GAAP, an entity generally recognizes assets and liabilities acquired in a business combination, including contract assets and contract liabilities arising from revenue contracts with customers, at fair value on the acquisition date. ASU 2021-08 requires that entities recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC Topic 606, Revenue from Contracts with Customers. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and should be applied prospectively to businesses combinations occurring on or after the effective date of the amendment. We are currently evaluating the impact this guidance will have on our consolidated financial statements.

Note 4 — Significant Transactions

Restructuring

In May 2022, we implemented a corporate restructuring initiative (the “Restructuring”) as approved by our Board of Directors. The Restructuring resulted in a reduction of our workforce by 59 employees, or approximately percent 33 of the Company’s headcount at that time. We incurred costs of approximately $0.6 million in severance benefits, including employee insurance, associated payroll taxes and legal costs in connection with the Restructuring. This amount was fully attributable to our continuing operations. Of the total amount incurred, $0.3 million was included in Sales and marketing costs, $0.2 million was recorded in Product development costs and less than $0.1 million was included in each of Cost of revenue and General and administrative expenses, respectively. All amounts incurred were settled in cash during the year ended December 31, 2022. Accordingly, we have no material obligations remaining associated with the Restructuring. In addition to the reduction in force, our executive leadership team was subject to a temporary 25 percent reduction in salary during the second quarter of 2022.

2021 Acquisitions

Viridian Sciences

On April 1, 2021, we completed the acquisition of Viridian, a cannabis business management software provider that is built on SAP Business One. We acquired Viridian in exchange for 51,550 shares of our Common Stock valued at $6.2 million at the date of acquisition. The fair value of the consideration transferred as of the date of acquisition is reflected in the table below (in thousands):
Shares issued	$6,186
Contingent consideration	2
Total fair value of consideration transferred	$6,188

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 4 — Significant Transactions (cont.)

The presentation below reflects our final purchase price allocation, summarizing the fair values of assets acquired and liabilities assumed as of the date of acquisition (in thousands):
Accounts receivable	$556
Prepaid expenses and other current assets	148
Capitalized software	423
Acquired technology	470
Customer relationships	820
Acquired trade name	20
Goodwill	5,408
Accounts payable and accrued expenses	(350)
Deferred tax liabilities	(307)
Deferred revenue	(1,000)
Net assets acquired	$6,188

The excess of purchase consideration over the fair value of assets acquired and liabilities assumed was recorded as goodwill, which was primarily attributed to the assembled workforce and expanded market opportunities, for which there is no basis for U.S. income tax purposes. As discussed in Note 1, we committed to a plan to wind down the Viridian business during the fourth quarter of 2022. The loss from continuing operations for the year ended December 31, 2022 includes $7.0 million of impairments of long-lived assets associated with Viridian including $0.6 million, $1.0 million and $5.4 million attributable to Capitalized software, Intangible assets and Goodwill, respectively. There were no impairments of Viridian’s long-lived assets during the year ended December 31, 2021. The amounts of Viridian’s revenue included in our results of continuing operations for 2022 and 2021 were $1.7 million and $2.4 million, respectively.

365 Cannabis

On October 1, 2021, we acquired all the issued and outstanding shares of 365 Cannabis. Under the terms of the stock purchase agreement (the “Agreement”), the aggregate consideration for the 365 Cannabis shares consisted of an original purchase price of (i) $5.0 million in cash, (ii) $12.0 million in stock, which was settled by issuing 178,572shares of our Common Stock and (iii) contingent value rights, or the Earn-out Obligation, to be issued pursuant to a rights indenture entitling the holders thereof to receive, subject to certain adjustments as set forth in the Agreement, as amended in May 2022 (the “Amended Agreement”), an aggregate of up to $8.0 million paid in cash or Common Stock or an any combination thereof, in the event that 365 Cannabis achieves certain revenue targets as specified in the Amended Agreement. Under the Amended Agreement, if a seller elected to have any portion of the Earn-out Obligation paid in cash, such amount payable would be reduced by 25 percent. These rights are accounted for as contingent consideration and were initially measured at a fair value of $6.3 million. Upon completion of the assessment period associated with the revenue targets, the fair value of the Earn-out Obligation was reduced to $3.3 million as of September 30, 2022 with a corresponding adjustment reflected in our loss from discontinued operations. In addition, we reached a post-closing working capital settlement agreement during the first quarter of 2022 resulting on a $1.5 million reduction in the purchase price. The working capital settlement was comprised of (i) a return of $0.4 million in cash, (ii) a $0.2 million reduction to acquired accrued expenses and the release back to Akerna of 13,988 shares of Common Stock valued at $0.9 million that were held in escrow.

The fair value of the consideration transferred as of the date of acquisition is reflected in the table below (in thousands):
Shares issued	$11,060
Cash	4,982
Contingent consideration	6,300
Total fair value of consideration transferred	$22,342

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 4 — Significant Transactions (cont.)

The presentation below reflects our final purchase price allocation, summarizing the fair values of assets acquired and liabilities assumed as of the date of acquisition (in thousands):
Cash	$527
Accounts receivable	486
Prepaid expenses and other current asset	261
Fixed Assets	93
Non-compete agreement	80
Acquired technology	1,040
Customer relationships	13,810
Acquired trade name	270
Goodwill	12,489
Accounts payable and accrued expenses	(2,588)
Deferred tax liabilities	(826)
Deferred revenue	(3,300)
Net assets acquired	$22,342

The excess of purchase consideration over the fair value of assets acquired and liabilities assumed was recorded as goodwill, which was primarily attributed to the assembled workforce and expanded market opportunities, for which there is no basis for U.S. income tax purposes. As discussed in Note 1, we sold 365 Cannabis in January 2023 for $0.5 million of cash and the termination and release of our obligation under the Earn-out Obligation which was further reduced to $2.3 million in connection with the sale. The loss from discontinued operations for the year ended December 31, 2022 includes $22.2 million of impairments of long-lived assets associated with 365 Cannabis including $9.7 million and $12.5 million attributable to Intangible assets and Goodwill, respectively. There were no impairments of 365 Cannabis’ long-lived assets during the year ended December 31, 2021. The amounts of 365 Cannabis’ revenue included in our results of discontinued operations for 2022 and 2021 were $8.8 million and $2.4 million, respectively.

Our pro forma revenue and net loss for the year ended December 31, 2021, giving effect to the Viridian and 365 Cannabis acquisitions as if they had been completed as of January 1, 2020 would have been $28.8 million (including discontinued operations) and $(31.4) million, respectively.

Note 5 — Revenue and Contracts with Customers

Disaggregation of Revenue

We derive the majority of our revenue from subscription fees paid for access to and usage of our SaaS solutions for a specified period of time, typically one to three years. In addition to subscription fees, contracts with customers may include implementation fees for launch assistance and training. Fixed subscription and implementation fees are billed in advance of the subscription term and are due in accordance with contract terms, which generally provide for payment within 30 days. Our contracts typically have a one to three year term. Our contractual arrangements include performance, termination and cancellation provisions, but do not provide for refunds. Customers do not have the contractual right to take possession of the Company’s software at any time.

The following tables summarize revenue disaggregation by product for the following periods:
	Year Ended December 31,
	2022	2021
Government	$2,945,946	$3,258,158
Non-government	10,699,084	14,368,939
	$13,645,030	$17,627,097

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 5 — Revenue and Contracts with Customers (cont.)

	Year Ended December 31,
	2022	2021
United States	$10,458,169	$13,408,624
Canada	3,186,861	4,218,473
	$13,645,030	$17,627,097

Accounts Receivable from Customers

Our accounts receivable from customers were $674,626 and $873,688 as of December 31, 2022 and 2021 including $219,912, or 33 percent and $24,066, or three percent, respectively, attributable to two government clients.

The allowance for doubtful accounts consists of the following activity:
	Year Ended December 31,
	2022	2021
Allowance for doubtful accounts, balance at beginning of period	$315,985	$153,485
Bad debt expense	539,801	550,521
Write-off uncollectable accounts	(502,307)	(388,021)
Allowance for doubtful accounts, balance at end of period	$353,479	$315,985

Contracts with Multiple Performance Obligations

Customers may elect to purchase a subscription to multiple modules, multiple modules with multiple service levels, or, for certain of our solutions. We evaluate such contracts to determine whether the services to be provided are distinct and accordingly should be accounted for as separate performance obligations. If we determine that a contract has multiple performance obligations, the transaction price, which is the total price of the contract, is allocated to each performance obligation based on a relative standalone selling price method. We estimate standalone selling price based on observable prices in past transactions for which the product offering subject to the performance obligation has been sold separately. As the performance obligations are satisfied, revenue is recognized as discussed above in the product descriptions.

Transaction Price Allocated to Future Performance Obligations

As many of the contracts we have entered into with customers are for a twelve-month subscription term, a significant portion of performance obligations that have not yet been satisfied as of December 31, 2022 are part of a contract that has an original expected duration of one year or less. For contracts with an original expected duration of greater than one year, for which the practical expedient does not apply, the aggregate transaction price allocated to the unsatisfied performance obligations was $3.8 million as of December 31, 2022, of which $3.4 million is expected to be recognized as revenue over the next twelve months.

Deferred Revenue

Deferred revenue represents the unearned portion of subscription and implementation fees. Deferred revenue is recorded when cash payments are received in advance of performance. Deferred amounts are generally recognized within one year. Deferred revenue is included in the accompanying consolidated balance sheets under Total current liabilities, net of any long-term portion that is included in noncurrent liabilities. The following table summarizes deferred revenue activity for the year ended December 31, 2022:
	As of January 1, 2022	Net additions	Revenue recognized	As of December 31, 2022
Deferred revenue	$1,117,703	5,446,403	5,833,533	$730,573

Of the $13.6 million of revenue recognized during the year ended December 31, 2022, $1.1 million was included in deferred revenue as of December 31, 2021.

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 5 — Revenue and Contracts with Customers (cont.)

Costs to Obtain Contracts

We capitalize sales commissions that are directly related to obtaining customer contracts and that would not have been incurred if the contract had not been obtained. These costs are included in the accompanying consolidated balance sheets and are classified as a component of Prepaid expenses and other current assets. Deferred contract costs are amortized to Sales and marketing expense over the expected period of benefit, which we have determined to be one year based on the estimated customer relationship period. The following table summarizes deferred contract cost activity for the year ended December 31, 2022:
	As of January 1, 2022	Additions	Amortized costs(1)	As of December 31, 2022
Deferred contract costs	$142,930	124,690	231,155	$36,465

____________

(1)      Includes contract costs amortized to Sales and marketing expense during the period.

Note 6 — Fixed assets, net

Fixed assets consisted of the following:
	As of December 31,
	2022	2021
Furniture and computer equipment	$185,308	$155,741
Less: accumulated depreciation	(136,429)	(89,713)
Fixed assets, net	$48,879	$66,028

Depreciation expense related to our fixed assets for the years ended December 31, 2022 and 2021, was $46,716 and $121,416, respectively.

Note 7 — Investments

Investment in and License Agreement with Zol Solutions, Inc.

On October 7, 2019, we participated in an offering of preferred stock of ZolTrain along with other investors in which we purchased 203,000 shares of Series Seed Preferred Stock (the “ZolTrain Preferred”) for a purchase price of $250,000, that represented a noncontrolling interest in ZolTrain which was carried as an equity method of investment through the third quarter of 2021 and during which time one of our executives held a seat of ZolTrain’s board of directors.

The ZolTrain Preferred was convertible into shares of common stock of ZolTrain at a conversion rate of $1.232 per share at the option of the holder and contains certain anti-dilution protection in the event of certain future issuances of securities by ZolTrain. We were entitled to vote the number of common shares in which the ZolTrain Preferred is convertible into at any meeting of the ZolTrain stockholders.

During the third quarter of 2021, following the loss of our seat on ZolTrain’s board, we concluded that we should no longer apply the equity method of accounting for the investment in ZolTrain and maintained the equity investment at cost minus impairment, plus or minus changes resulting from observable price changes. In December 2022, we sold the ZolTrain Preferred for $5 thousand and recognized a loss of $0.2 million.

Subsequent to our investment, we entered into a nonexclusive license/reseller agreement with ZolTrain, effective October 24, 2019, to provide ZolTrain’s online cannabis training platform as a co-branded integration option into our MJ Platform® and Leaf Data Systems®. Under the terms of the agreement we entered into, ZolTrain shares subscription-based revenue generated from our customers with us. The amount of the share of the revenue for each

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 7 — Investments (cont.)

of us and ZolTrain depends on both (a) the number of training modules accessed by a customer and (b) which party created the accessed content. For the year ended December 31, 2022 and December 31, 2021, we recognized revenue of $56,497 and $25,902, respectively, from this agreement.

Note 8 — Intangible Assets, net and Goodwill

Finite-lived Intangible Assets, Net

We performed a two-step impairment test for the asset groups that had indicators of impairment in the current year and determined that the intangible and capitalized software assets of Solo, Trellis and Viridian and the capitalized software assets of MJF were fully impaired as the future undiscounted cash flows over the assets’ remaining useful lives exceeded their carrying values.

Before consideration of impairments, we capitalized software costs of $2.7 million and $5.6 million during the years ended December 31, 2022 and 2021, respectively. We record amortization expense associated with acquired developed technology, acquired trade names, and customer relationships. The amortization expense of all finite-lived intangible assets, which includes capitalized software was $5.6 million and $5.1 million, for the years ended December 31, 2022 and 2021, respectively.

Intangible assets as of December 31, 2022, all of which after impairments are attributable to Ample, consist of the following:
	Weighted average remaining amortization period (in years)	Gross carrying amount	Accumulated amortization	Impairment	Net carrying amount
Acquired developed technology	0.50	$5,978,080	$(3,480,769)	$(2,375,645)	$121,666
Acquired trade names	0.52	566,920	(365,627)	(158,237)	43,056
Customer relationships	12.50	3,440,000	(763,500)	(676,500)	2,000,000
Total intangible assets		$9,985,000	$(4,609,896)	$(3,210,382)	$2,164,722

Capitalized software – In-service	1.17	12,038,149	(8,452,649)	(2,930,944)	654,556
Capitalized software – Work in progress	N/A	1,689,976	—	(1,689,976)	—
Total capitalized software		13,728,125	(8,452,649)	(4,620,920)	654,556
Total finite-lived intangible assets		$23,713,125	$(13,062,545)	$(7,831,302)	$2,819,278

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 8 — Intangible Assets, net and Goodwill (cont.)

Intangible assets as of December 31, 2021 consist of the following:
	Weighted average remaining amortization period (in years)	Gross carrying amount	Accumulated amortization	Impairment	Net carrying amount
Acquired developed technology	3.35	$5,978,080	$(2,703,157)	$—	$3,274,923
Acquired trade names	3.09	566,920	(234,160)	—	332,760
Customer relationships	10.18	3,440,000	(494,000)	—	2,946,000
Total intangible assets		$9,985,000	$(3,431,317)	$—	$6,553,683

Capitalized software – In-service	2.02	8,738,801	(4,388,524)	—	4,350,277
Capitalized software – Work in progress	N/A	2,886,859	—	(296,483)	2,590,376
Total capitalized software		11,625,660	(4,388,524)	(296,483)	6,940,653
Total finite-lived intangible assets		$21,610,660	$(7,819,841)	$(296,483)	$13,494,336

As of December 31, 2022, expected amortization expense relating to intangible assets and capitalized software for each of the next five years is as follows:
	Intangible Assets	Capitalized Software
2023	$324,722	$542,479
2024	160,000	112,077
2025	160,000	—
2026	160,000	—
2027	160,000	—
Thereafter	1,200,000	—
Total	$2,164,722	$654,556

Goodwill

The following table reflects the changes in the carrying amount of goodwill:
Balance as of December 31, 2020	$41,789,527
Additions due to acquisition of Viridian	5,408,884
Impairment	(14,354,114)
Balance as of December 31, 2021	$32,844,297
Impairment	(31,135,994)
Balance as of December 31, 2022	$1,708,303

Impairment

Based on our qualitative assessment of goodwill and consideration of the Sale Transaction as well as our intention to discontinue Solo, Trellis and Viridian, we determined in December 2022 that it was necessary to impair the remaining goodwill asset by an incremental $3.8 million. During the first and second quarters of 2022, we recognized impairments of $15.4 million and $11.9 million, respectively, due primarily to continued declines in market valuations. During the year ended December 31, 2021, primarily due to a continued decline in market valuation and a flattening in the operating results of Ample, Solo, Trellis and Viridian compared to acquisition assumptions, we recognized impairments of $14.4 million to goodwill.

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 9 — Supplemental Balance Sheet Disclosures

Prepaid expenses and other current assets consisted of the following:
	As of December 31,
	2022	2021
Software and technology	$168,792	$643,387
Professional services, dues and subscriptions	183,614	537,237
Insurance	224,785	264,097
Deferred contract costs	36,465	142,930
Unbilled receivable	544,212	505,203
Other	51,755	32,868
Total prepaid expenses and other current assets	$1,209,623	$2,125,722

Accounts payable, accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2022	2021
Accounts payable	$1,510,287	$1,716,705
Professional fees	155,161	280,818
Sales taxes	219,285	108,854
Compensation	368,440	1,656,158
Contractors	562,993	646,996
Settlements and legal	950,213	681,045
Interest and other	660,040	295,197
Total accounts payable, accrued expenses and other current liabilities	$4,426,419	$5,385,773

Note 10 — Long Term Debt

Long-term debt consisted of the following:
	As of December 31,
	2022	2021
Senior Convertible Notes (at fair value)	$14,607,000	$17,305,000
Less: current maturities	(13,200,000)	(13,200,000)
Total long-term debt, less current portion	$1,407,000	$4,105,000

Senior Convertible Notes

On October 5, 2021, we entered into a securities purchase agreement (the “SPA”) resulting in the issuance of the Senior Convertible Notes to two institutional investors in a private placement transaction. The Senior Convertible Notes were issued for an aggregate principal amount of $20.0 million for $18.0 million reflecting an original issue discount of 10 percent or $2.0 million. The net proceeds from the issuance of the Senior Convertible Notes were used to payoff and retire convertible notes that were issued in 2020 (the “2020 Notes”) and fund our growth initiatives through acquisitions and continued investment in our technology infrastructure. The Senior Convertible Notes rank senior to all our other and future indebtedness. The Senior Convertible Notes mature on October 4, 2024 and can be repaid in shares of Common Stock or cash. The Senior Convertible Notes are convertible into shares of Common Stock of Akerna at a conversion price of $4.75 per share effective October 4, 2022 which represents an adjustment, as required by the SPA, from $6.21 per share as a result of the offering of convertible preferred stock on that date (see Note 13). The Senior Convertible Notes are to be repaid in monthly installments beginning on January 1, 2022 and later deferred to January 1, 2023 in connection with an amendment in June 2022 (see below).

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 10 — Long Term Debt (cont.)

In connection with the SPA and the Senior Convertible Notes, we and certain of our subsidiaries entered into an amended Security and Pledge Agreement (the “Security Agreement”) with the lead investor, in its capacity as collateral agent (in such capacity, the “Collateral Agent”) for all holders of the Senior Convertible Notes. The Security Agreement creates a first priority security interest in all of the personal property of the Company and certain of its subsidiaries of every kind and description, tangible or intangible, whether currently owned and existing or created or acquired in the future (the “Collateral”).

Upon the occurrence of an Event of Default under the Security Agreement, the Collateral Agent will have certain rights under the Security Agreement including taking control of the Collateral and, in certain circumstances, selling the Collateral to cover obligations owed to the holders of the Senior Convertible Notes pursuant to its terms. An Event of Default under the Security Agreement means (i) any defined event of default under any one or more of the transaction documents (including the Senior Convertible Notes), in each instance, after giving effect to any notice, grace, or other cure periods provided for in the applicable document, (ii) the failure by us to pay any amounts due under the Senior Convertible Notes or any other transaction document, or (iii) the breach of any representation, warranty or covenant by the Company under the Security Agreement.

In connection with the occurrence of an event of default, the holders of the Senior Convertible Notes will be entitled to convert all or any portion of the Senior Convertible Notes at an alternate conversion price equal to the lower of (i) the conversion price then in effect, or (ii) 80% of the lower of (x) the volume-weighted average price, or VWAP, of the Common Stock as of the trading day immediately preceding the applicable date of determination, or (y) the quotient of (A) the sum of the VWAP of the Common Stock for each of the two trading days with the lowest VWAP of the Common Stock during the ten (10) consecutive trading day period ending and including the trading day immediately prior to the applicable date of determination, divided by (B) two, but not less than $10.80.

On June 30, 2022, we and the holders of the Senior Convertible Notes entered into an amendment and waiver agreement (the “Convertible Notes Amendment”) that included provision such that (i) no amortization payments would be due and payable for any payments previously required to be made from July 1, 2022 through January 1, 2023, (ii) the holders of the Senior Convertible Notes will not accelerate any previously deferred installment amounts until January 1, 2023 and (iii) the terms of the SPA which would provide for reset of the conversion price of the Senior Convertible Notes as a result of the issuance of securities under the 2022 Unit Offering (see Note 13) and instead agreed to a reset of the conversion price equal to a per share price of 135 percent of the 2021 Unit Offering price, or $6.21 per share, which was subsequently reduced to $4.75 per share on October 4, 2022 as described above. Further, the Convertible Notes Amendment added covenants such that (a) we are subject to a daily cash test of having an available cash balance of at least $7.0 million, which amount shall be reduced by $1.0 million on each of the dates at which the aggregate principal due upon the Senior Convertible Notes is equal to or less than $14.0 million and $11.0 million, subject in all cases to a minimum of $5.0 million, and (b) we established and maintain the Restricted Accounts for each holder for an aggregate amount of $7.0 million with such amounts to be released from the Restricted Accounts only upon written consent of such holder, provided that $1.0 million will automatically release from the Restricted Accounts upon the occurrence of each of the dates at which the aggregate principal due upon the Senior Convertible Notes is equal to or less than $14.0 million and $11.0 million, subject to certain conditions. The Convertible Notes Amendment qualified as a troubled debt restructuring (“TDR”); however, there was no impact on the consolidated balance sheet or in the statement of operations as a result of the TDR as the Senior Convertible Notes are recorded at their fair value.

2020 Notes

We issued the 2020 Notes with a principal amount of $17.0 million at a purchase price of $15.0 million on June 9, 2020. The 2020 Notes were paid in full on October 5, 2021 with a portion of the proceeds from the Senior Convertible Notes.

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 10 — Long Term Debt (cont.)

Method of Accounting and Activity During the Periods

Upon the dates that they were issued, we made irrevocable elections to apply the fair value option to account for each of the Senior Convertible Notes and the 2020 Notes. Disclosures, including assumptions used to determine the fair values of these debt instruments, are provided in Note 15.

During the year ended December 31, 2022, we made $5.3 million in principal settlements on the Senior Convertible Notes, of which $1.4 million was settled in cash and the remaining $3.9 million was settled in Common Stock. We made no principal settlements on the Senior Convertible Notes during 2021. During the year ended December 31, 2022, the fair value of the Senior Convertible Notes increased by $2.9 million. Of the adjustment, a decrease of $0.2 million resulted from instrument-specific credit risk and was recognized as other comprehensive income and accumulated in stockholders’ equity (deficit) and an increase of $2.9 million was recognized in our consolidated statement of operations as a change in fair value of convertible notes. During the year ended December 31, 2021, the fair value of the Senior Convertible Notes decreased by $0.7 million. Of the adjustment, a decrease of less than $0.1 million resulted from instrument-specific credit risk and was recognized as other comprehensive income and accumulated in stockholders’ equity (deficit) and a decrease of $0.7 million was recognized in our consolidated statement of operations as a change in fair value of convertible notes. As of December 31, 2022 and 2021, the fair values of the Senior Convertible Notes on our consolidated balance sheet were $14.6 million and $17.3 million, respectively. During the year ended December 31, 2021, up until the date the 2020 Notes were paid in full, we made $15.2 million of principal settlements on the 2020, of which $5.1 million was settled in cash and the remaining $10.1 million was settled in Common Stock. During the year ended December 31, 2021, the fair value of the 2020 Notes increased by $2.0 million. Of the adjustment, a decrease of less than $0.1 million resulted from instrument-specific credit risk and was recognized as other comprehensive income and accumulated in stockholders’ equity (deficit) and an increase of $2.0 million was recognized in our consolidated statement of operations as a change in fair value of convertible notes. In October 2021, we recognized a gain on the extinguishment of debt in the amount of $0.2 million in connection with the payoff of the 2020 Notes.

Paycheck Protection Program Loan

On April 21, 2020, we issued a promissory note in the principal aggregate amount of $2.2 million (the “PPP Loan”) pursuant to the Paycheck Protection Program under the CARES Act. The PPP Loan had a two-year term bearing interest at a rate of 1% per annum with principal and interest payments to be paid monthly beginning seven months from the date of the PPP Loan. In August 2021, the Company submitted its application for forgiveness and on September 3, 2021, the loan was forgiven in full by the Small Business Administration. As a result, the Company recorded a gain on the forgiveness of the PPP loan in the amount of $2.2 million.

Maturities of Debt

Maturities of our debt as of December 31, 2022 are presented below.
Year ending December 31:
2023	$13,200,000
2024	1,462,727
Aggregate maturities due	14,662,727
Original issue discount	(2,000,000)
Cumulative unrealized change in fair value	1,944,273
Total debt outstanding at fair value	$14,607,000

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 11 — Income Taxes

The following table sets forth the expense or (benefit) for income taxes:
	Year Ended December 31,
	2022	2021
Current income tax expense (benefit)
U.S. federal	$(50,000)	$—
U.S. state	2,827	4,300
Foreign	6,308	6,270
Total current income taxes	(40,865)	10,570
Deferred income tax benefit
U.S. federal	$(675,290)	$(2,274,295)
U.S. state	—	—
Total deferred income benefit	(675,290)	(2,274,295)
Total income tax benefit	$(716,155)	$(2,263,725)

The following table sets forth reconciliations of the income tax expense at the statutory federal income tax rate to actual expense based on our loss before income taxes:
	Year Ended December 31,
	2022	2021
Income tax expense (benefit) attributable to:
Federal	$(16,749,778)	$(6,692,267)
State, net of federal benefit	(853,392)	(672,148)
Foreign tax rate differential	(11,543)	(138,292)
Permanent differences	472,270	(230,034)
Goodwill impairment	9,172,756	2,658,665
Rate changes	(992)	54,295
Changes in valuation allowance	7,501,917	3,361,603
Provision to return adjustment	62,788	273,489
Deferred true-ups	(247,839)	(928,743)
Other adjustments	(62,342)	49,707
Effective income tax expense (benefit)	$(716,155)	$(2,263,725)

The following table sets forth our deferred income tax assets and liabilities:
	As of December 31,
	2022	2021
Noncurrent deferred tax assets:
Employee compensation	$136,154	$820,410
Debt issuance costs	39,381	138,778
Revenue recognition	64,662	105,735
Settlement accrual	178,549	146,604
Fixed assets	774,936	242,006
Section 174 capitalization	1,121,311	—
Federal and state net operating loss	13,860,338	10,673,908
Foreign net operating loss	4,641,293	4,904,857
Other	280,430	225,340
Total deferred tax assets	$21,097,054	$17,257,638

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 11 — Income Taxes (cont.)

	As of December 31,
	2022	2021
Noncurrent deferred tax liabilities:
Intangible assets	(1,713,666)	(6,051,459)
Total deferred tax liabilities	$(1,713,666)	$(6,051,459)
Valuation allowance	(19,383,388)	(11,881,470)
Deferred tax asset (liability), net after valuation allowance	$—	$(675,291)

During the year ended December 31, 2022, valuation allowances on deferred tax assets that are not anticipated to be realized increased by $7.5 million, substantially all of which was recorded to deferred expense while an insignificant portion was recorded in final purchase accounting. During the year ended December 31, 2021, valuation allowances on deferred tax assets that were not anticipated to be realized increased by $3.6 million of which $0.2 million was recorded in purchase accounting and the remainder of $3.4 million was recorded to deferred expense.

Our deferred tax valuation allowances are primarily the result of uncertainties regarding the future realization of recorded tax benefits on tax losses. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not that the deferred tax assets will not be realized. We have evaluated the realizability of our deferred tax assets in each jurisdiction by assessing the adequacy of expected taxable income, including the reversal of existing temporary differences, historical and projected operating results, and the availability of prudent and feasible tax planning strategies. Based on this analysis, we have determined that the valuation allowances recorded as of December 31, 2022 and December 31, 2021 are appropriate.

We have deferred tax assets related to U.S. federal tax and state tax carryforwards for net operating losses (“NOL”) in the amount of $58.9 million. The majority of U.S. federal NOL carryforwards are carried forward indefinitely. Federal NOLs generated after 2017 have an indefinite carryforward and are only available to offset 80 percent of taxable income beginning in 2021. U.S. state NOL carryforwards expire at various dates of which the majority begin to expire in 2039. We have deferred tax assets related to foreign NOL carryforwards, which begin to expire in 2034, in the amount of $17.5 million.

We are not currently under examination for any of the major jurisdictions where we conduct business as of December 31, 2022; however, all of our tax years remain subject to examination. Our management does not believe there are significant uncertain tax positions in 2022 and as a result we do not expect any cash payments in the next 12 months; however, uncertain tax positions related to potential penalties in the amount of $30,000 was recorded in connection with business combinations during the year ended December 31, 2020. A reserve for potential penalties for $0.1 million that was established in 2021 was reversed in 2022 as a result of the Internal Revenue Service’s dismissal of the matters. There was no interest related to uncertain tax positions in 2022 or 2021.

We paid less than $0.1 million for income taxes, net of refunds received, in certain state and national jurisdictions during each of the years ended December 31, 2022 and 2021, respectively.

The Inflation Reduction Act (“IRA”) was enacted on August 16, 2022. The IRA introduced new provisions including a 15% corporate alternative minimum tax for certain large corporations that have at least an average of $1 billion adjusted financial statement income over a consecutive three-tax-year period and a 1% excise tax surcharge on stock repurchases. The IRA is applicable for tax years beginning after December 31, 2022 and had no benefit to our consolidated financial statements for any of the periods presented, and we do not expect it to have a direct material impact on our future results of operations, financial condition, or cash flows.

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 12 — Commitments and Contingencies

Operating Leases

During 2022, we began negotiations to terminate the 365 Cannabis office lease in Las Vegas, Nevada. We recorded an obligation and lease termination expense of $0.5 million which represents management’s best estimate of the costs to exit the lease. The lease termination expense is included within the General and administrative expense line item as presented in the consolidated statement of operations. In connection with the sale of 365 Cannabis, we agreed to assume the lease termination obligation.

During 2021, we terminated our office lease in Toronto, Canada for a termination fee of approximately $1.0 million, which is included within the General and administrative expense line item on the consolidated statement of operations and was paid in full during the year ended December 31, 2021. In connection with the lease termination, we also wrote off certain assets, primarily leasehold improvements, and the resulting loss of $1.0 million was also recorded in the General and Administrative expense line item as presented in the consolidated statement of operations.

Litigation

On December 4, 2020, TechMagic USA LLC (“Tech Magic”) filed suit against our wholly-owned subsidiary, Solo, in Massachusetts Superior Court, Department Business Litigation, seeking recovery for certain unpaid invoices pursuant to a Master Services Agreement dated February 5, 2018 (the “Master Services Agreement”) by and between TechMagic and Solo. The sought recovery for continued fees under the Master Services Agreement through the end of January 2021. Akerna provided a notice of termination of the Master Services Agreement on November 23, 2020 and the parties dispute the effective date of the termination. Solo disputes the validity of the invoices, in whole or in part. Mr. Ashesh Shah, formerly the president of Solo and currently the holder of less than five percent of our issued and outstanding shares of Common Stock is, to our knowledge, the founder and one of the principal managers of TechMagic. On May 21, 2021, Solo filed suit against two of Solo’s former directors, Mr. Shah and Palle Pedersen. Solo sought recovery for Mr. Shah’s intentional interference with contractual relations, and the defendant’s breaches of various fiduciary duties owed to Solo. Defendant Shah engaged in improper communications with Solo’s customers with the intent that those customers cease their contractual relations with Solo. The defendants also entered into an improper contract with a contractual counter party with whom the defendants had a conflict of interest. The defendants filed a motion to dismiss, which the court found unpersuasive and denied. In July 2022, we entered into an agreement with TechMagic and the defendants to dismiss all litigation and claims described above. In connection with the settlement agreement, we reversed our previously accrued loss contingency of $0.5 million during the second quarter of 2022 and no amounts were paid in cash.

On April 2, 2021, TreCom Systems Group, Inc. (“TreCom”) filed suit against Akerna and MJF in federal District Court for the Eastern District of Pennsylvania, seeking recovery of up to approximately $2.0 million for services allegedly provided pursuant to a Subcontractor Agreement between MJF and TreCom. MJF provided a notice of termination of the operative Subcontractor Agreement on August 4, 2020. MJF disputes the validity of TreCom’s invoices and the enforceability of the alleged agreement that TreCom submitted to the court. Akerna filed counterclaims against TreCom for breach of contract, a declaratory judgment, commercial disparagement, and defamation. TreCom failed to return Akerna’s intellectual property and issued numerous disparaging statements to one of Akerna’s clients. TreCom subsequently filed a motion to dismiss these counterclaims, which was denied by the court. Akerna intends to vigorously defend against TreCom’s claims, and pursue its own claims. With respect to the TreCom matter, we established a loss contingency $0.2 million in 2021 which remains outstanding as of December 31, 2022.

On January 13, 2023, Courier Plus Inc. d/b/a Dutchie (“Dutchie”) filed a complaint in the Court of Common Please, Dauphin County, Pennsylvania against Akerna and MJF alleging unfair competition, tortious interference and unjust enrichment with respect to MJF’s exclusive contract with the State of Pennsylvania. We filed a preliminary objection alleging serious defects, such as jurisdiction, and we worked with the State of Pennsylvania to ensure compliance with our contract. We intend to defend our position vigorously and, at the is time, do not believe an estimate of potential loss, if any, is appropriate.

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 12 — Commitments and Contingencies (cont.)

As of December 31, 2022, and through the date these consolidated financial statements were issued, there were no other legal proceedings requiring recognition or disclosure in the consolidated financial statements.

Other

In connection with the Sale Transaction and the Merger, we have a commitment to compensate our financial advisor for up to 3 percent of the transaction value in success fees, subject to a minimum of $1.5 million, should the transactions be completed. In addition, we are party to arrangements with our executive officers and certain other administrative employees pursuant to their employment agreements and transaction success agreements that may result in the receipt by such executive officers of cash severance payments and other transaction success bonuses and benefits with a total value of approximately $1.4 million (collectively and not individually), but not including the value of any accelerated vesting of our equity awards held by those officers.

Note 13 — Stockholders’ Equity (Deficit)

Common and Preferred Stock

We have one single class of Common Stock of which 150,000,000 shares are authorized with a par value of $0.0001 per share. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. Subject to the prior rights of all classes or series of stock at the time outstanding having prior rights as to dividends or other distributions, all stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. Subject to the prior rights of our creditors and the holders of all classes or series of stock at the time outstanding having prior rights as to distributions upon liquidation, dissolution, or winding up of the Corporation, in the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative, preemptive rights, or subscription rights.

We also have 5,000,000 authorized shares of preferred stock, $0.0001 par value per share, of which one share of special voting preferred stock (the “Special Voting Preferred Stock”) is issued and outstanding (see below).

Convertible Redeemable Preferred Stock

On October 4, 2022, we completed an offering 400,000 of shares of the Company’s Series A Convertible Redeemable Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), and 100,000 shares of the Company’s Series B Convertible Redeemable Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock,” and together with the Series A Preferred Stock, the “Convertible Redeemable Preferred Stock”), at an offering price of $9.50 per share, representing a 5 percent original issue discount to the stated value of $10.00 per share, for gross proceeds of approximately $4.75 million in the aggregate, before the deduction of $0.4 million for fees and offering expenses of our financial advisor. We also incurred and paid approximately $0.1 million of other issue costs attributable to third-party professional and legal fees. The aggregate net proceeds (after deducting the fees and expenses of our financial advisor) together with the additional amount to provide for the 105 percent redemption premium, or $0.5 million, on the Convertible Redeemable Preferred Stock was deposited in an account with an escrow agent. The shares of the Convertible Redeemable Preferred Stock were convertible, at a conversion price of $0.25 per share (subject in certain circumstances to adjustments), into shares of our Common Stock, at the option of the holders and, in certain circumstances, by the Company.

On November 7, 2022, we held a special meeting of stockholders to consider an amendment (the “Amendment”) to our Amended and Restated Certificate of Incorporation (the “Charter”), to effect the Reverse Stock Split as determined by our Board of Directors. The holders of the Convertible Redeemable Preferred Stock agreed to not transfer, offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of the shares of the Convertible Redeemable Preferred Stock until the Reverse Stock Split, voted the shares of the Series A Preferred Stock purchased in the offering in favor of the Amendment and voted the shares of the Series B Preferred Stock purchased in the offering in a manner that “mirrored” the proportions on which the shares of Common Stock (excluding any shares of Common Stock that did not vote), the

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 13 — Stockholders’ Equity (Deficit) (cont.)

Company’s Special Voting Preferred Stock (excluding any proportion of the Special Voting Preferred Stock that did not vote) and Series A Preferred Stock voted on the Reverse Stock Split. The Reverse Stock Split required the approval of the majority of the issued and outstanding shares entitled to vote on the matter. Because the Series B Preferred Stock was automatically and without further action of the holder voted in a manner that “mirrored” the proportions on which the shares of Common Stock (excluding any shares of Common Stock that were not voted), the Company’s Special Voting Preferred Stock (excluding any proportion of the Special Voting Preferred Stock that was not voted) and Series A Preferred Stock voted on the Reverse Stock Split, abstentions by common stockholders did not have any effect on the votes cast by the holders of the Series B Preferred Stock. The Amendment was approved on November 7, 2022 and the Reverse Stock Split was effectuated at 12:01 a.m. Eastern Standard Time on November 8, 2022.

The holders of all of the Convertible Redeemable Preferred Stock redeemed their shares for cash at 105 percent of the stated value, or $10.50 per share, of such shares on November 9, 2022. Accordingly, we directed the escrow agent to pay $5.25 million on November 10, 2022 to the holders from the escrow account established upon the date of the Convertible Redeemable Preferred Stock offering. The amounts paid over the offering price upon redemption are considered “deemed” dividends and reported as a reduction of Additional paid-in capital in the consolidated statement of changes in stockholders’ equity (deficit).

Special Voting Preferred Stock and Exchangeable Shares

In connection with a prior transaction in which we acquired Ample in exchange for 3,294,574 million shares of exchangeable shares (the “Exchangeable Shares”), we issued a single share of our Special Voting Preferred Stock for the purpose of ensuring that each Exchangeable Share is substantially the economic and voting equivalent of 1/20 of a share of Akerna Common Stock and that each Exchangeable Share is exchangeable on a 20-for-one basis for a share of Akerna Common Stock, subject to certain limitations and adjustments, including adjustments to reflect the Reverse Stock Split. Each holder of Exchangeable Shares effectively has the ability to cast votes along with holders of Akerna Common Stock. The Exchangeable Shares do not have a par value. The Special Voting Preferred Stock has a par value of $0.0001 per share and a preference in liquidation of $1.00. The Special Voting Preferred Stock entitles the holder to an aggregate number of votes equal to 1/20 of the number of the Exchangeable Shares issued and outstanding from time to time and which we do not own. The holder of the Special Voting Preferred Stock and the holders of shares of Akerna Common Stock will both vote together as a single class on all matters submitted to a vote of our stockholders. At such time as the Special Voting Preferred Stock has no votes attached to it, the share shall be automatically cancelled.

During the year ended December 31, 2022, several Ample shareholders exchanged a total of 23,614 Exchangeable Shares with a value of $180,647 for 1,180 shares of Akerna Common Stock. The exchange was accounted for as an equity transaction and we did not recognize a gain or loss on this transaction. As of December 31, 2022, there were a total of 285,672 exchangeable shares remaining as issued and outstanding which could be exchanged for 14,284 shares of Akerna Common Stock.

ATM Program

In 2021, we entered into an Equity Distribution Agreement with Oppenheimer & Co. Inc. (“Oppenheimer”) and A.G.P./Alliance Global Partners (“AGP”) pursuant to which we could offer and sell from time to time, up to $25 million of shares of our Common Stock through an “at the market” equity offering program (the “2021 ATM Program”). From its inception through September 23, 2022, a total of 118,629 shares of Common Stock with an aggregate gross purchase price of $2.7 million, including 90,808 shares with an aggregate gross purchase price of $0.8 million sold during 2022, were sold under the 2021 ATM Program. On September 23, 2022, we, Oppenheimer and AGP mutually agreed to terminate the 2021 ATM Program.

On September 28, 2022, we entered into a new agreement with AGP pursuant to which we may offer and sell up to $20.0 million of shares of our Common Stock (the “2022 ATM Program”) from time to time through AGP as the sales agent for which they will receive a commission of 3.0% of the gross proceeds. The 2022 ATM Program is currently limited to $3.5 million due to certain restrictions imposed by the registration statement underlying the

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 13 — Stockholders’ Equity (Deficit) (cont.)

offering (the “Baby Shelf Limitation”). Under the Baby Shelf Limitation, we may not offer Common Stock under the registration statement with a value of more than one-third of the aggregate market value of our Common Stock held by non-affiliates in any twelve-month period, so long as the aggregate market value of our Common Stock held by non-affiliates is less than $75.0 million. Net proceeds from the sale of Common Stock under the 2022 ATM Program have been and will continue to be used for general corporate purposes including working capital, marketing, product development and capital expenditures. Through December 31, 2022, we sold a total of 552,148 shares of Common Stock with an aggregate gross purchase price of $1.1 million under the 2022 ATM Program.

2022 Unit Offering

On July 5, 2022, we completed the 2022 Unit Offering which was comprised of an aggregate of (i) 29,382,861 units consisting of 1,469,143 shares of Common Stock together with Common Stock warrants (the “Common Warrants”) to purchase up to 1,469,143 shares of Common Stock (together, the “Units”) and (ii) 14,095,400 pre-funded units, consisting of 14,095,400 pre-funded warrants (“Pre-funded Warrants”) to purchase 704,770 shares of Common Stock, together with Common Warrants to purchase up to 704,770 shares of Common Stock (together, the “Pre-funded Units”). The Units were sold at a public offering price of $0.23 per unit and the Pre-funded Units were sold at a public offering price of $0.2299 per pre-funded unit. The Pre-Funded Warrants were exercised immediately thereafter at their nominal exercise price of $0.002 per share. The Common Warrants accompanying each of the Units and Pre-funded Units were issued separately and are immediately tradeable separately upon issuance. The Common Warrants have an exercise price of $4.60 per share subject to certain adjustments, are immediately exercisable and will expire five years from the date of issuance. In connection with the Convertible Redeemable Preferred Stock offering, the exercise price of the Common Warrants was reduced to $3.518 per share effective October 5, 2022.

We granted the Underwriter a 45-day option from the effective date of the 2022 Unit Offering to purchase from us (i) additional shares of Common Stock and/or (ii) Common Warrants and/or (iii) Pre-Funded Warrants, in any combination thereof solely to cover over-allotments(the “Over-allotment Option”); however, the Over-allotment Option expired unexercised on August 14, 2022. In addition, we issued to the Underwriter warrants to purchase additional shares of Common Stock (the “Underwriter Warrants”). Upon the expiration of the Over-allotment Option, the Underwriter Warrants provided for the purchase of up to 108,696 shares of Common Stock. The Underwriter Warrants are exercisable at any time and from time to time, in whole or in part, commencing from six months after June 29, 2022 (the “Effective Date”) and ending five years from the Effective Date, at a price per share equal to $4.60, subject to certain adjustments. In connection with the Convertible Redeemable Preferred Stock offering, the exercise price of the Underwriter Warrants was reduced to $3.518 per share effective October 5, 2022. The Underwriter Warrants may be transferred by the Underwriter without restriction during the same period.

The Unit Offering closed on July 5, 2022 and we received net proceeds of approximately $9.2 million after deducting underwriting discounts and commissions and related expenses including legal and other professional fees. In connection with the Convertible Notes Amendment, a total of $7.0 million of the proceeds were deposited into the Restricted Accounts. We used the remaining net proceeds from the 2022 Unit Offering for general corporate purposes, including working capital, marketing, product development and capital expenditures. As of December 31, 2022, a total of 45,652,174 warrants exercisable for 2,282,609 shares of Common Stock remain outstanding from the 2022 Unit Offering including 43,478,261 Common Warrants exercisable for 2,173,913 shares of Common Stock and 2,173,913 Underwriter Warrants exercisable for 108,696 shares of Common Stock. In accordance with our policy, we assessed the warrants issued in connection with the 2022 Unit Offering and determined that there are no instances outside of the Company’s control that could require cash settlement. In addition, we determined that the warrants issued in connection with the 2022 Unit Offering do not meet the definition of a derivative as they are indexed to the Company’s Common Stock and they satisfy all of the additional qualifications to be classified within equity. Accordingly, the net proceeds of $9.2 million were recorded as: (i) an increase to Common Stock of $217 representing the issuance of 1,469,143 shares of Common Stock attributable to the Units and the issuance of 704,770 shares of Common Stock from the exercise of the Pre-funded Warrants, both at their par value of $0.0001 per share and (ii) an increase to Additional Paid-In Capital of $9.2 million for the amounts received over par value less the underwriting discounts and commissions and related expenses including legal and other professional fees.

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 13 — Stockholders’ Equity (Deficit) (cont.)

2019 Warrants

In connection with MTech’s initial public offering, MTech sold units consisting of one share of MTech’s common stock and one warrant of MTech (“MTech Public Warrant”). Each MTech Public Warrant entitled the holder to purchase one share of MTech’s common stock. Concurrently with MTech’s initial public offering, MTech sold additional units on a private offering basis. Each of these units consisted of one share of MTech’s common stock and one warrant of MTech (“MTech Private Warrant”). Each MTech Private Warrant entitled the holder to purchase one share of MTech’s common stock.

Upon completion of the Mergers between MTech and MJF on June 17, 2019, the MTech Public Warrants and the MTech Private Warrants were converted to the 2019 Public Warrants and the Private Warrants, respectively, at an exchange ratio of one-for-one to a warrant to purchase one share of Akerna’s Common Stock with identical terms and conditions. Concurrent with the Reverse Stock Split, the exchange ratio of the 2019 Public Warrants and the Private Warrants was changed to 20 warrants for one share of Common Stock. The Private Warrants have contingent exercise provisions such that when the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company. Accordingly, the requirements for accounting for the Private Warrants as equity are not satisfied and the Private Warrants have been reflected on our consolidated balance sheets as a derivative liability and are not included the summary of outstanding warrants presented below.

Outstanding Warrants

The following table summarizes our warrants outstanding as of the dates presented:
	Exercise Price	Expiration Date	Balance as of December 31, 2021	Issued	Exercised	Expired	Balance as of December 31, 2022
2019 Public Warrants(1)	$230.00	6/19/2024	5,813,804	—	—	—	5,813,804
2022 Unit Offering
Pre-funded Warrants(2)	$0.002	6/29/2027	—	14,095,400	(14,095,400)	—	—
Common Warrants(3)	$4.60	6/29/2027	—	43,478,261	—	—	43,478,261
Underwriter Warrants(3)	$4.60	6/29/2027	—	2,173,913	—	—	2,173,913
			5,813,804	59,747,574	(14,095,400)	—	51,465,978

____________

(1)      The 2019 Public Warrants are exercisable for 290,690 shares of Common Stock at $230.00 per share or a ratio of 20 warrants for one share of Common Stock.

(2)      A total of 14,095,400 Pre-funded Warrants were issued and exercised in exchange for 704,770 shares of Common Stock.

(3)      The Common Warrants and Underwriter Warrants are exercisable for a combined amount of 2,282,609 shares of Common Stock at $4.60 per share or a ratio of 20 warrants for one share of Common Stock.

Note 14 — Stock-Based Compensation and Other Benefit Plans

On June 17, 2019, our stockholders considered and approved the 2019 Long Term Incentive Plan, or the Equity Incentive Plan, and reserved an initial 1,040,038 shares of Akerna Common Stock for issuance thereunder. In June 2020 and May 2022, our stockholders approved amendments to the Equity Incentive Plan increasing the number of shares authorized for issuance thereunder by 525,000 and 2,934,962, respectively. Subsequent to these amendments, the total number of shares authorized for issuance thereunder was 4,500,000 prior to the Reverse Stock Split. After giving effect to the Reverse Stock Split, the adjusted number of shares authorized for issuance was 225,000. As of December 31, 2022, there were 172,021 authorized shares remaining available for issuance.

The Equity Incentive Plan is administered by the compensation committee of our Board of Directors and provides for the offering of awards to employees, officers, directors and consultants in the form of restricted stock, restricted stock units, or RSUs, options, stock appreciation rights, or SARs, and other stock-based awards. Since the Mergers, we have only granted RSUs that are subject to time-based vesting and require continuous employment, typically over a period of four years from the grant date or the first day of the service period. We have not granted any restricted stock, options, SARs or other stock-based awards since the Mergers. Certain awards granted by MJF prior to the Mergers were exchanged for and became subject to restricted stock agreements, or Restricted Shares, with varying vesting terms that reflect the vesting conditions applicable to the predecessor awards at the time of the Mergers.

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 14 — Stock-Based Compensation and Other Benefit Plans (cont.)

A summary of our unvested Restricted Shares and RSUs activity is presented in the table below:
	Restricted Shares	Restricted Stock Units	Total	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2020	3,215	38,151	41,366	$135.40
Granted	—	22,382	22,382	81.00
Vested	(1,528)	(21,385)	(22,913)	111.00
Forfeited	(67)	(4,959)	(5,026)	90.20
Unvested as of December 31, 2021	1,620	34,189	35,809	$109.40
Granted	—	14,146	14,146	13.54
Vested	(1,286)	(22,478)	(23,764)	54.06
Forfeited	—	(14,771)	(14,771)	112.41
Unvested as of December 31, 2022	334	11,086	11,420	$89.66

For the years ended December 31, 2022 and 2021, we recognized stock-based compensation expense related to the ratable amortization of the unvested Restricted Shares and RSUs of $0.9 million, and $2.0 million, respectively. During each of the same periods, we capitalized less than $0.1 million in stock-based compensation costs as software development cost. A total of $0.8 million of unrecognized costs as of December 31, 2022 related to Restricted Shares and RSUs will be ratably recognized over an estimated weighted average remaining vesting period of 1.40 years.

Employee Benefit Plan

We have a 401(k) Plan (the “401(k) Plan”) to provide retirement benefits for our employees. Employees may contribute up to a portion of their annual compensation to the 401(k) Plan, limited to a maximum annual amount as updated annually by the Internal Revenue Service. We do not offer a match of employee contributions nor any discretionary contributions.

Note 15 — Fair Value

Fair Value Measurement — Contingent Consideration

In connection with our acquisition of 365 Cannabis in October 2021, the 365 Cannabis selling shareholders had the potential to earn contingent consideration payable in Common Stock or cash if certain revenue criteria were met. The fair value of the contingent consideration, or Earn-out Obligation, on the date of acquisition of 365 Cannabis was $6.3 million. The Earn-out Obligation was reduced by $3.0 million in September 2022 in connection with the finalization of the purchase accounting associated with the acquisition of 365 Cannabis. The carrying amount of the Earn-out Obligation was further reduced to its fair value of $2.3 million on December 31, 2022 in connection with the sale of 365 Cannabis that was completed in January 2023. The corresponding adjustments have been reflected in the loss from discontinued operations for the year ended December 31, 2022.

We value contingent consideration using a probability-weighted discounted cash flow model, which incorporates inputs that are not observable in the market and thus represents a Level 3 measurement as defined in GAAP. The unobservable inputs utilized for measuring the fair value of the contingent consideration reflect management’s own assumptions about the assumptions that market participants would use in valuing the contingent consideration as of the valuation date, as well as our knowledge of specific transactions that effect the calculation.

Fair Value Option Election — Convertible Notes

We elected to account for both the Senior Convertible Notes and the 2020 Notes by applying the fair value option. Under the fair value option, the financial liability is initially measured at its issue-date estimated fair value and subsequently remeasured at its estimated fair value on a recurring basis at each reporting period date. The change in estimated fair value resulting from changes in instrument-specific credit risk is recorded in Other comprehensive

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 15 — Fair Value (cont.)

income as a component of stockholders’ equity (deficit). The remaining estimated fair value adjustment is presented as a single line item within Other income (expense) in our consolidated statement of operations under the caption, Change in fair value of convertible notes.

For the 2020 Notes and Senior Convertible Notes, which are measured at fair value categorized within Level 3 of the fair value hierarchy, the following is a reconciliation of the fair values for the periods presented:
2020 Notes
Ending fair value balance – December 31, 2020	$13,398,000
Principal payments in cash and Common Stock	(15,172,727)
Change in fair value reported in the statements of operations	2,030,904
Change in fair value reported in other comprehensive income	(70,000)
Gain on extinguishment of debt reported in the statement of operations	(186,177)
Ending fair value balance – October 5, 2021	$—

For the Senior Secured Notes, which are measured at fair value categorized within Level 3 of the fair value hierarchy, the following is a reconciliation of the fair values from October 5, 2021 to December 31, 2022:
Senior Convertible Notes
Beginning fair value balance on October 5, 2021	$18,000,000
Principal payments in cash and Common Stock	—
Change in fair value reported in the statements of operations	(665,000)
Change in fair value reported in other comprehensive income	(30,000)
Ending fair value balance – December 31, 2021	$17,305,000
Principal payments in cash and Common Stock	(5,337,273)
Change in fair value reported in the statements of operations	2,884,273
Change in fair value reported in other comprehensive income	(245,000)
Ending fair value balance – December 31, 2022	$14,607,000

The estimated fair value of the Senior Convertible Notes and the 2020 Notes were computed using Monte Carlo simulations, which incorporates significant inputs that are not observable in the market, and thus represents a Level 3 measurement as defined by GAAP. The unobservable inputs utilized for measuring the fair value of the Senior Convertible Notes and the 2020 Notes reflect our assumptions about the assumptions that market participants would use in valuing the Senior Convertible Notes and 2020 Notes as of the issuance date and subsequent reporting periods.

We determined the fair value of the Senior Convertible Notes by using the following key inputs to the Monte Carlo Simulation Model:
	As of December 31,
Fair Value Assumptions – Senior Convertible Notes	2022	2021
Face value principal payable	$14,662,727	$20,000,000
Conversion prices, as adjusted for the Reverse Stock Split and certain securities offerings	$4.75	$4.05
Value of Common Stock on measurement date	$0.69	$1.75
Expected term (years)	1.8	2.8
Volatility	77%	75%
Market yield (range)	44.3 to 43.9%	37.1 to 0%
Risk free rate	4.4%	1.0%
Issue date	October 5, 2021	October 5, 2021
Maturity date	October 5, 2024	October 5, 2024

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 15 — Fair Value (cont.)

Fair Value Measurement — Private Warrants

For the Private Warrants, which are classified as derivative liabilities on our consolidated balance sheets and measured at fair value categorized within Level 3 of the fair value hierarchy, the following is a reconciliation of the fair values for the years ended December 31, 2022 and December 31, 2021:
	Year Ended December 31,
	2022	2021
Fair value balance at beginning of period	$63,178	$311,376
Change in fair value reported in the statements of operations	(63,178)	(248,198)
Fair value balance at end of period	$—	$63,178

We utilized a binomial lattice model, which incorporates significant inputs, specifically the expected volatility, that are not observable in the market, and thus represents a Level 3 measurement as defined in GAAP. The unobservable inputs utilized for measuring the fair value of the Private Warrants reflect our estimates regarding the assumptions that market participants would use in valuing the 2019 Public Warrants as of the end of the reporting periods.

We recognize changes to the derivative liability against earnings or loss each reporting period. Upon exercise of the Private Warrants, holders will receive a delivery of Akerna shares on a net or gross share basis per the terms of the Private Warrants and any exercise will reclassify the Private Warrants, at the time of exercise, to stockholders’ equity to reflect the equity transaction. There are no periodic settlements prior to the holder exercising the Private Warrants. There were no transfers in or out of Level 3 from other levels for the fair value hierarchy.

We estimated the fair value by using the following key inputs:
	As of December 31,
Fair Value Assumptions – Private Warrants	2022	2021
Number of Private Warrants	225,635	225,635
Exercise price, as adjusted for the Reverse Stock Split	$230.00	$230.00
Value of Common Stock on measurement date	$0.69	$1.75
Expected term (years)	1.46	2.46
Volatility	NM	85.8%
Risk free rate	NM	0.8%

Fair Value Measurement — 2022 Unit Offering Common and Underwriter Warrants

The fair value of the Common Warrants and Underwriter Warrants issued in connection with the 2022 Unit Offering represent a measurement within Level 3 of the fair value hierarchy and were estimated based on the following key inputs as of the date of the 2022 Unit Offering:
Fair Value Assumptions – 2022 Common and Underwriter Warrants	July 5, 2022
Exercise price as adjusted for the Reverse Stock Split	$4.60
Expected term (years)	5.0
Volatility	136.9%

We utilized a Black-Scholes-Merton option pricing model, which incorporates significant inputs, specifically the expected volatility, that are not observable in the market, and thus represents a Level 3 measurement as defined in GAAP. The unobservable inputs utilized for measuring the fair value of the Common and Underwriter Warrants reflect our estimates regarding the assumptions that market participants would have used in valuing the Warrants as of the date of the 2022 Unit Offering or July 5, 2022. The fair value of the Common Warrants and Underwriter Warrants was recorded in equity as a component of the net proceeds received from the 2022 Unit Offering (see Note 13).

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 16 — Loss Per Share

During the year ended December 31, 2022, we used the “two-class” method to compute net loss per share because we issued securities other than common shares that are economically equivalent to a common share in that the class of stock has the right to participate in dividends should a dividend be declared payable to holders of Akerna Common Stock. These participating securities were the Exchangeable Shares issued by our wholly owned subsidiary in exchange for interests in Ample. The two-class method requires earnings for the period to be allocated between common shares and participating securities based on their respective rights to receive distributed and undistributed earnings. Under the two-class method, for periods with net income, basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Net income attributable to common stockholders is computed by subtracting from net income the portion of current period earnings that the participating securities would have been entitled to receive pursuant to their dividend rights had all of the period’s earnings been distributed. No such adjustment to earnings is made during periods with a net loss, as the holders of the Exchangeable Shares have no obligation to fund losses.

Diluted net loss per common share is calculated under the two-class method by giving effect to all potentially dilutive common shares, including warrants, restricted stock, RSUs and shares of common stock issuable upon conversion of our Senior Convertible Notes. We analyzed the potential dilutive effect of any outstanding convertible securities under the “if-converted” method, in which it is assumed that the outstanding Exchangeable Shares and Senior Convertible Notes are converted to shares of Akerna Common Stock at the beginning of the period or date of issuance, if later. We report the more dilutive of the approaches (two-class or if-converted) as the diluted net loss per share during the period. The dilutive effect of unvested restricted stock and RSUs is reflected in diluted loss per share by application of the treasury stock method and is excluded when the effect would be anti-dilutive.

The weighted-average number of shares outstanding used in the computation of diluted earnings per share does not include the effect of potential outstanding common shares that would have been anti-dilutive for the period. The table below details potentially outstanding shares on a fully diluted basis that were not included in the calculation of diluted earnings per share:
	Year Ended December 31,
	2022	2021
Shares issuable upon exchange of Exchangeable Shares	14,284	15,465
Warrants
2019 Public Warrants	290,690	290,690
2022 Unit Offering – Common Warrants	2,173,913	—
2022 Unit Offering – Underwriter Warrants	108,696	—
Unvested restricted stock units	11,086	34,189
Unvested restricted stock awards	334	1,620
Shares of common stock issuable upon conversion of convertible notes	3,086,890	624,220
Total	5,685,893	966,184

Note 17 — Discontinued Operations

During the quarter ended December 31, 2022, we committed to a strategic shift in our business strategy for 2023 and beyond including the sale of 365 Cannabis and LCA, or the Discontinued Group. Subsequent to the sales of 365 Cannabis and LCA that were completed in January 2023, we will have no future involvement or relationships with these businesses. As a result of these actions, the assets and liabilities and results of operations of the Discontinued Group have been classified as held for sale and discontinued operations, respectively, for all periods presented.

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 17 — Discontinued Operations (cont.)

The following table presents the major classes of assets and liabilities of the Discontinued Group:
	As of December 31,
	2022	2021
Cash and restricted cash	$305,500	$1,354,899
Accounts receivable, net	112,444	530,086
Prepaid expenses & other current assets	578,393	258,042
Fixed assets	63,764	87,123
Capitalized software, net	828,555	371,023
Intangible assets, net	3,241,372	15,056,111
Goodwill	—	14,098,384
Other noncurrent assets	—	9,700
Total assets	$5,130,028	$31,765,368

Accounts payable, accrued expenses and other current liabilities	$1,034,426	$677,747
Deferred revenue	994,713	2,672,019
Deferred revenue, noncurrent	217,083	336,773
Total liabilities	$2,246,222	$3,686,539

Current assets held for sale	$5,130,028	$2,143,027
Noncurrent assets held for sale	—	29,622,341
Total assets held for sale	$5,130,028	$31,765,368

Current liabilities held for sale	$2,246,222	$3,349,766
Noncurrent liabilities held for sale	—	336,773
Total liabilities held for sale	$2,246,222	$3,686,539

The following table summarizes the results of operations of the Discontinued Group:
	Year Ended December 31,
	2022	2021
Revenue	$9,453,309	$3,057,877
Cost of revenue	2,418,322	685,603
Gross profit	7,034,987	2,372,274
Research and development	1,807,068	379,943
Sales and marketing	4,166,545	1,399,908
General and administrative	472,479	248,578
Depreciation and amortization	2,212,438	560,599
Impairment of long-lived assets	22,811,310	29,196
Changes in fair value of contingent consideration	(4,016,194)	—
Interest expense	596	794
Loss from discontinued operations before income taxes	(20,419,255)	(246,744)
Income tax benefit	(12,919)	(1,500)
Net loss from discontinued operations, net of tax	$(20,432,174)	$(248,244)

AKERNA CORP.
Notes to Consolidated Financial Statements

Note 17 — Discontinued Operations (cont.)

The $22.8 million impairments of long-lived assets for the year ended December 31, 2022 are attributable to goodwill ($12.5 million), intangible assets ($10.0 million) and capitalized software ($0.3 million). Of this total, $22.2 million was attributable to 365 Cannabis and $0.6 million to LCA. The impairments of long-lived assets for the year ended December 31, 2021 are fully attributable to goodwill of LCA. The Discontinued Group incurred capital expenditures for capitalized software assets of $1.1 million and $0.4 million for the years ended December 31, 2022 and 2021, respectively. Other than those attributable to the acquisition of 365 Cannabis in 2021 which are disclosed in Note 4, there were no material non-cash investing and financing activities attributable to the Discontinued Group for the years ended December 31, 2022 and 2021, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders Gryphon Digital
Mining, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gryphon Digital Mining, Inc. (the Company) as of December 31, 2022 and 2021, and the related statements of operations stockholders’ equity and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the two years ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the accompanying financial statements, the Company has incurred a loss from operations and has not yet commenced revenue generating activities and has an accumulated deficit that raise substantial doubt about the company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

RBSM LLP
April 16, 2023

We have served as the Company’s auditor since 2020 Larkspur, CA

PCAOB ID 587

Gryphon Digital Mining, Inc.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31,

	2022	2021
Assets
Current assets
Cash and cash equivalents	$269,000	$916,000
Accounts receivable	470,000	120,000
Prepaid expense	85,000	84,000
Deposits – current portion	—	16,305,000
Marketable securities	235,000	—
Digital assets held for other parties	41,000	—
Digital asset	6,746,000	6,000
Total current assets	7,846,000	17,431,000

Mining equipment, net	34,368,000	21,149,000
Deposits, less current portion	60,000	60,000
Intangible assets	100,000	—
Total assets	$42,374,000	$38,640,000

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$2,993,000	$3,744,000
Obligation liability – digital assets held for other parties	41,000	—
Note payable – current portion	9,126,000	3,118,000
Total current liabilities	12,160,000	6,862,000
Note payable – long term	3,510,000	6,882,000
Interest payable – long term	—	431,000
Convertible debentures, net	—	5,408,000
Total liabilities	15,670,000	19,583,000

Stockholders’ equity
Preferred stock, par value $0.0001, 13,000,000 authorized and none-outstanding	—	—
Series seed preferred stock, par value $0.0001, 6,000,000 shares authorized, and 5,120,587 shares issued and outstanding, respectively	—	—
Series seed II preferred stock, par value $0.0001, 1,000,000 shares authorized and 266,795 issued and outstanding, respectively	—	—
Common stock, $0.0001 par value, 100,000,000 shares authorized; 14,576,963 and 14,180,377 shares issued and outstanding, respectively	2,000	2,000
Additional paid-in capital	45,303,000	41,192,000
Subscription receivable	(25,000)	(25,000)
Accumulated deficit	(18,576,000)	(22,112,000)
Total stockholders’ equity	26,704,000	19,057,000
Total liabilities and stockholders’ equity	$42,374,000	$38,640,000

The accompanying notes are an integral part of these consolidated financial statements.

Gryphon Digital Mining, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2022	2021
Revenue	$21,723,000	$3,711,000

Operating expenses
Cost of revenues (excluding depreciation shown below)	12,196,000	871,000
General and administrative expenses	2,175,000	2,256,000
Stock-based compensation	3,285,000	20,132,000
Impairment of digital assets	8,704,000	712,000
Realized gain on disposition of digital assets	(609,000)	(344,000)
Depreciation expense	12,536,000	695,000
Total operating expenses	38,287,000	24,322,000
Loss from operations	(16,564,000)	(20,611,000)

Other income (expense)
Unrealized loss on marketable securities	(1,499,000)	—
Gain on extinguishment of debt	12,966,000	—
Loss on extinguishment of debt	(2,746,000)	—
Gain on termination of merger agreement	1,734,000	—
Change in fair value of notes payable	11,690,000	—
Other income	30,000	—
Interest income earned on digital assets	—	62,000
Interest expense	(1,111,000)	(770,000)
Amortization of debt discount	(788,000)	(791,000)
Total other income (expense)	20,276,000	(1,499,000)

Income (Loss) before provision for income taxes	3,712,000	(22,110,000)
Provision for income taxes	(176,000)	—
Net income (loss)	$3,536,000	$(22,110,000)

Net income (loss) per share, basic	$0.25	$(1.64)
Net income (loss) per share, diluted	$0.17	$(1.64)
Weighted average shares outstanding – basic	14,399,222	13,445,773
Weighted average shares outstanding – diluted	20,854,572	13,445,773

The accompanying notes are an integral part of these consolidated financial statements.

Gryphon Digital Mining, Inc.
Consolidated Statements of Changes in Stockholders’ Equity
For the Years Ended December 31, 2022 and 2021

	Series Seed Preferred Stock		Series Seed II Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	—	$—	—	$—	9,550,000	$1,000	$18,000	$(4,000)	$(2,000)	$13,000
Additional capital contribution from original shareholders	—	—	—	—	161,250	—	16,000	—	—	16,000
Common stock issued to seed stage advisors for cash	—	—	—	—	1,162	—	3,000	—	—	3,000
Common stock issued to officers and directors for cash	—	—	—	—	5,325	—	13,000	(2,000)	—	11,000
Common stock repurchased	—	—	—	—	(1,300,000)	—	(1,000)	—	—	(1,000)
Common stock issued for compensation to seed stage advisors	—	—	—	—	696,262	—	1,671,000	—	—	1,671,000
Common stock issued for compensation to officers and directors	—	—	—	—	3,189,675	—	7,655,000	—	—	7,655,000
Common stocks issued in private placement for cash	—	—	—	—	5,593,097	1,000	15,889,000	(100,000)	—	15,790,000
Common stocks issued in private placement for digital assets	—	—	—	—	505,551	—	1,213,000	—	—	1,213,000
Common stocks issued for compensation	—	—	—	—	156,125	—	1,225,000	—	—	1,225,000
Series seed issued in exchange for common stock	4,995,469	—	—	—	(4,995,469)	—	—	—	—	—
Series seed preferred stock issued for cash	125,118	—	—	—	—	—	300,000	—	—	300,000
Series seed II preferred stock issued for cash	—	—	224,729	—	—	—	1,501,000	(28,000)	—	1,473,000
Series seed II issued for digital assets	—	—	24,102	—	—	—	161,000	(5,000)	—	156,000
Series seed II issued for compensation	—	—	17,964	—	—	—	164,000		—	164,000
Stock subscription received	—	—	—	—	—	—	—	114,000	—	114,000
Restricted common stock awards issued for compensation	—	—	—	—	603,649	—	5,382,000	—	—	5,382,000
Additional paid in capital for services contributed by the Company’s president	—	—	—	—	—	—	250,000	—	—	250,000
Restricted stock awards forfeited due to resignation of board member	—	—	—	—	(56,250)	—	—	—	—	—
Accretion of compensation cost due to modification of restricted stock units	—	—	—	—	—	—	233,000	—	—	233,000
Relative fair value of warrants issued with convertible notes	—	—	—	—	—	—	4,462,000	—	—	4,462,000
Fair value of warrants issued for compensation	—	—	—	—	—	—	1,036,000	—	—	1.036,000
Common stock issued for exercise of warrants for cash	—	—	—	—	70,000	—	1,000	—	—	1,000
Net loss	—	—	—	—	—	—	—	—	(22,110,000)	(22,110,000)
Balance as of December 31, 2021	5,120,587	$—	266,795	$—	14,180,377	$2,000	$41,192,000	$(25,000)	$(22,112,000)	$19,057,000

Gryphon Digital Mining, Inc.
Consolidated Statements of Changes in Stockholders’ Equity — (CONTINUED)
For the Years Ended December 31, 2022 and 2021

	Series Seed Preferred Stock		Series Seed II Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2021	5,120,587	$—	266,795	$—	14,180,377	$2,000	$41,192,000	$(25,000)	$(22,112,000)	$19,057,000
Common stock issued for compensation	—	—	—	—	180,210	—	1,467,000	—	—	1,467,000
Common stock issued for conversion of convertible debentures	—	—	—	—	43,689	—	277,000	—	—	277,000
Common stock issued for conversion of accrued interest on convertible debentures	—	—	—	—	4,282	—	41,000	—	—	41,000
Restricted common stock awards issued for compensation	—	—	—	—	143,405	—	2,056,000	—	—	2,056,000
Additional paid-in capital for services contributed by the Company’s president	—	—	—	—	—	—	252,000	—	—	252,000
Common stock issued for Board of Director	—	—	—	—	25,000	—	18,000	—	—	18,000
Net Income	—	—	—	—	—	—	—	—	3,536,000	3,536,000
Balance as of December 31, 2022	5,120,587	$—	266,795	$—	14,576,963	$2,000	$45,303,000	$(25,000)	$(18,576,000)	$26,704,000

The accompanying notes are an integral part of these consolidated financial statements.

Gryphon Digital Mining, Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31,

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$3,536,000	$(22,110,000)
Adjustments to reconcile net income (loss) to cash used in operating activities
Impairment of digital assets	8,704,000	712,000
Interest earned on digital assets	—	(62,000)
Realized gain from disposition of digital assets	(609,000)	(344,000)
Digital assets used to pay operating expenses	—	100,000
Amortization of debt discount	788,000	791,000
Depreciation expense	12,536,000	695,000
Compensation cost related to common stock awards	2,873,000	1,225,000
Common stock issued for compensation to seed stage advisors	—	1,671,000
Common stock issued for compensation to officers and directors	—	7,655,000
Compensation cost related to restricted common stock awards	160,000	5,615,000
Compensation for services contributed by the Company’s president	252,000	250,000
Series seed II preferred stock issued for compensation	—	164,000
Fair value of warrants issued as compensation	—	1,036,000
Unrealized loss on marketable securities	1,499,000	—
Gain on termination of merger agreement	(1,734,000)	—
Gain on extinguishment of debt	(12,966,000)	—
Loss on extinguishment of debt	2,746,000	—
Change in fair value of notes payable	(11,690,000)	—
Interest expense	478,000	—
Digital asset revenue	(21,362,000)	(3,711,000)
Changes in operating assets and liabilities
Proceeds from the sale of digital assets	30,559,000	2,735,000
Accounts receivable	(1,089,000)	—
Prepaid expense	54,000	(26,000)
Accounts payable and accrued liabilities	(184,000)	4,281,000
Net cash provided by operating activities	14,551,000	677,000

CASH FLOWS FROM INVESTING ACTIVITIES
Deposit for purchase of mining equipment	(8,150,000)	(35,911,000)
Purchase of mining equipment	(846,000)	—
Custom fees paid for mining equipment	—	(483,000)
Refundable deposit	—	(60,000)
Purchase of carbon credits	—	(100,000)
Net cash used in investing activities	(8,996,000)	(36,554,000)

Gryphon Digital Mining, Inc.
Consolidated Statements of Cash Flows — (CONTINUED)
For the Years Ended December 31,

	2022	2021
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of notes payable	2,500,000	10,000,000
Payments for insurance payable	(37,000)	—
Proceeds from issuance of convertible debentures	—	9,079,000
Proceeds from collection of subscription receivable	—	109,000
Proceeds from issuance of common stock	—	15,804,000
Payment for convertible debentures	(8,665,000)	—
Payment for repurchase of common stock	—	(1,000)
Proceeds from additional capital contributions	—	16,000
Proceeds from the issuance of series seed preferred stock	—	1,473,000
Proceeds from issuance of series seed II preferred stock		300,000
Proceeds from warrant exercise	—	1,000
Net cash (used in) provided by financing activities	(6,202,000)	36,781,000

Net change in cash	(647,000)	904,000
Cash-beginning of period	916,000	12,000
Cash-end of period	$269,000	$916,000

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	839,000	$—
Cash paid for income taxes	—	$—

Non-Cash investing and financing activities:
Digital assets used for purchase of mining equipment	538,000	$—
Digital assets used as deposits for mining equipment	—	$1,655,000
Digital assets received for purchase of common stock and series seed II preferred stock	—	$1,374,000
Relative fair value of warrants issued with convertible notes	—	$4,462,000
Deposits reclassed upon receipt of mining equipment	—	$21,361,000
Cancellation of common stock subscription	—	$—
Proceeds from loan – digital assets	27,592,000	$—
Convertible debt conversion to equity	414,000	$—
Interest conversion to equity	41,000	$—
Digital assets used for principal and interest payment of notes payable	3,440,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Gryphon Digital Mining, Inc. (formerly known as Ivy Crypto, Inc.) (the “Company”) was incorporated under the provisions and by the virtue of the provisions of the General Corporation Law of the State of Delaware on October 22, 2020, with the office located in Las Vegas, Nevada. The Company will operate a digital asset, (commonly referred to as cryptocurrency) mining operation using specialized computers equipped with application-specific integrated circuit (ASIC) chips (known as “miners”) to solve complex cryptographic algorithms in support of the Bitcoin blockchain (in a process known as “solving a block”) in exchange for cryptocurrency rewards (primarily Bitcoin).

On April 20, 2022, the Company formed a limited liability company named Gryphon Opco I LLC (“GOI”). GOI aims to engage in any activity for which limited liability companies may be organized in the State of Delaware.

Termination of Merger — Sphere 3D Corp.

On June 3, 2021, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with Sphere 3D Corp. (“Sphere 3D”) Upon completion of the merger (the “Merger”), the Sphere 3D Corp. will change its name to Gryphon Digital Mining, Inc.

As consideration for the merger transaction, Sphere 3D will issue 111,000,000 shares of its common stock to the shareholders of the Company, such that on closing, the Sphere 3D shareholders will own approximately 23% of the consolidated company and the Company shareholders will own approximately the remaining 77% on a fully diluted basis, subject to adjustments for additional capital raises by either entity. As of the Merger Agreement, the Company had 21,282,593 shares of common stock and share equivalents. Each share, and share equivalent, will be converted into 5.22 shares of Sphere 3D common stock. As of the Merger Agreement, the value of a share of the Company’s common stock was approximately $8.50, for total consideration of approximately $181,000,000.

On December 29, 2021, the Company and Sphere 3D entered into Amendment No. 1 to the Merger Agreement to give effect to the issuances by the Company of its equity securities subsequent to June 3, 2021. The parties agreed upon an increase in the number of Sphere 3D common shares that will be issued by Sphere 3D in the Merger from approximately 111,000,000 to approximately 122,000,000, with an effective exchange ratio of approximately 5.31. In addition, among other matters, the parties revised the termination provisions of the Merger Agreement to allow either party to terminate the Merger Agreement prior to March 31, 2022, upon a breach of the agreement by the other party following an opportunity to cure such breach, and to allow either party to terminate the Merger Agreement on or after March 31, 2022, for any reason or no reason by notice to the other party. In addition, upon termination, each party agreed to release the other party and its affiliates from any claims or proceedings such party shall have at the time of such termination against the other party existing by reason of, based upon, or arising out of the Merger Agreement.

On April 4, 2022, the Company and Sphere 3D mutually agreed to terminate their Merger Agreement announced on June 3, 2021, and as amended on December 29, 2021, due to changing market conditions, the passage of time, and the relative financial positions of the companies, among other factors.

The companies will continue their relationship through the previously disclosed Master Services Agreement, enabling Sphere 3D to leverage the Company’s expertise in bitcoin mining and the Company to generate additional operating income by managing Sphere 3D’s mining machines.

Lastly, in accordance with the Amended Merger Agreement, the Company received 850,000 shares of Sphere 3D’s restricted common stock that were held in a third-party escrow account, and the existing indebtedness owed by the Company to Sphere 3D in the principal amount of $12,500,000 and accrued interest of $466,000 shall be forfeited.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Merger Agreement

On November 7, 2022, the Company entered a nonbinding letter of intent to enter into a reverse triangular merger with a publicly held entity. The Company issued and outstanding shares of common stock, on a fully diluted and converted basis, will be exchanged for approximately 92.5% of the post-closing, fully diluted and converted basis, ownership of the combined company (“Combined Company”). After the merger, the Combined Company’s board of directors shall constitute seven directors, of which the Company will appoint six of the directors. As of the issuance of these consolidated financial statements, the merger was not completed.

Reclassification

Certain reclassifications have been made to the 2021 consolidated financial statements in order to conform to the current period presentations. These classifications did not impact the net loss for the year ended December 31, 2021.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany transactions and balances have been eliminated in consolidation.

The consolidated financial statements include the accounts of the Company and its subsidiary from the date of inception (April 20, 2022).

Amendments to Certificate of Incorporation

On February 16, 2021, the Company filed its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to change its name from “Ivy Crypto, Inc.” to “Gryphon Digital Mining, Inc.”.

Going Concern

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which contemplate the continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the ordinary course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Since the Company began revenue generation in September 2021, management has financed the Company’s operations through equity and debt financing and the sale of the digital assets earned through mining operations.

The Company may incur additional losses from operations and negative cash outflows from operations in the foreseeable future. In the event the Company continues to incur losses, it may need to raise debt or equity financing to finance its operations until operations are cashflow positive. However, there can be no assurance that such financing will be available in sufficient amounts and on acceptable terms, when and if needed, or at all. The precise amount and timing of the funding needs cannot be determined accurately at this time and will depend on several factors, including the market price for the underlying commodity mined by the Company and its ability to procure the required mining equipment and operate profitably. The Company’s financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Values of Financial Instruments

The Company adopted the provisions of Accounting Standards Codification (“ASC”) subtopic 825-10, Financial Instruments (“ASC 825-10”) which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 825-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 825-10 establishes three levels of inputs that may be used to measure fair value:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.
Level 2 —

Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments with a remaining maturity at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates their fair value. The Company maintains its cash and cash equivalents in banks insured by the Federal Deposit Insurance Corporation (“FDIC”) in accounts that at times may be in excess of the federally insured limit of $250,000 per bank. The Company minimizes this risk by placing its cash deposits with major financial institutions. As of December 31, 2022 and 2021, the Company had $19,000 and $666,000 in excess of the federal insurance limit, respectively.

Accounts Receivable

Accounts receivable in 2022 and 2021 pertain to proceeds (fiat currency) not yet received for the sale of digital assets or cryptocurrencies due to the cut-off period. Also, the 2022 accounts receivable include the revenue share from Sphere 3D. As of December 31, 2022 and 2021, the accounts receivable amounted to $470,000 and $120,000, respectively.

Prepaid Expense

Prepaid expenses are assets held by the Company, which are expected to be realized and consumed within twelve months after the reporting period. As of December 31, 2022, it consists of prepayments for insurance.

Digital Assets Held for Other Parties

As of the adoption of the Securities and Exchange Commission’s Staff Accounting Bulletin 121, the Company records an obligation liability and a corresponding digital asset held for other parties asset based on the fair value of the cryptocurrency held for other parties at each reporting date. The Company was not aware of any actual or possible safeguarding loss events as of December 31, 2022, and accordingly, the obligation liability and the associated digital asset were recorded at the same value. As of December 31, 2021, the Company was not holding digital assets for third parties. The adoption of SAB 121 had no impact on previously reported consolidated statements of operations, statements of cash flows, or statements of stockholders’ equity.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Digital Assets

Digital assets or cryptocurrencies, (including Bitcoin, Ethereum, DAI, and USDT) are included in current assets in the accompanying balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies obtained by the Company through its sale of common stock are accounted for based on the value of the specific digital asset on the date received.

The Company accounts for digital assets as indefinite-lived intangible assets in accordance with ASC 350, Intangibles

—     Goodwill and Other. The Company has ownership of and control over the cryptocurrencies and uses third-party custodial services to secure them. The digital assets are initially recorded at cost and are subsequently remeasured on the balance sheets at cost, net of any impairment losses incurred since acquisition.

An impairment analysis is performed at each reporting period to identify whether events or changes in circumstances, in particular decreases in the quoted prices on active exchanges, indicate that it is more likely than not that the digital assets held by the Company are impaired. The fair value of digital assets is determined on a nonrecurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted prices on the active exchange(s) that the Company has determined is its principal market for cryptocurrencies (Level 1 inputs). If the carrying value of the digital asset exceeds the fair value based on the lowest price quoted in the active exchanges during the period, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the price determined.

Impairment losses are recognized within “Other expense” in the statements of operations in the period in which the impairment is identified. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains are not recorded until realized upon sale or disposition.

Cryptocurrencies awarded to the Company through its mining activities are included within operating activities in the accompanying consolidated statements of cash flows. The cash received from the sales of cryptocurrencies earned through our mining activities is included within operating activities in the accompanying consolidated statements of cash flows, and any realized gains or losses from such sales are included in operating expenses in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with, the first in first out (FIFO) method of accounting.

Mining Equipment

Mining Equipment is stated at cost, including purchase price and all shipping and customs fees, and depreciated using the straight-line method over the estimated useful lives of the assets, generally three years for cryptocurrency mining equipment.

The Company reviews the carrying amounts of mining equipment when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or cash-generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in net income. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

Leases

Effective July 2021, the Company accounts for its leases under ASC 842, Leases (“ASC 842”). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the balance sheet as both a right-of-use asset and a lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term.

In calculating the right-of-use asset and the lease liability, the Company elects to combine lease and non-lease components as permitted under ASC 842. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

Derivatives

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and would then be re-valued at each reporting date, with changes in the fair value reported in the condensed statements of operations. If there are stock-based derivative financial instruments, the Company will use a probability-weighted average series Binomial lattice option pricing models to value the derivative instruments at inception and on subsequent valuation dates.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities will be classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date. Derivative liability will be measured initially and subsequently at fair value.

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•        Step 1: Identify the contract with the customer

•        Step 2: Identify the performance obligations in the contract

•        Step 3: Determine the transaction price

•        Step 4: Allocate the transaction price to the performance obligations in the contract

•        Step 5: Recognize revenue when the Company satisfies a performance obligation

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

•        Variable consideration

•        Constraining estimates of variable consideration

•        The existence of a significant financing component in the contract

•        Noncash consideration

•        Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time, or over time as appropriate.

Cryptocurrency mining:

The Company has digital asset mining pools relationships, with the mining pool operators to provide computing power to the mining pool. The relationships can be terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are recorded as a component of the cost of revenues), for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date the Company is notified of the consideration to be received, which is not materially different from the fair value at the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The fair value assigned to the cryptocurrency award received is determined 1) if the cryptocurrency is sold as of the date received, the value is the proceeds received, or, 2) if the cryptocurrency is held and sold on a date after the receipt of the cryptocurrency, the value is the closing price on the date of the related cryptocurrency at the date the Company is notified of the consideration earned. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the Financial Accounting Standards Board (“FASB”), the Company may be required to change its policies, which could have an effect on the Company’s financial position and results from operations.

Master service agreement:

The Company has entered into an agreement with Sphere3D to be an exclusive provider of management services for all blockchain and cryptocurrency-related operations including but not limited to services relating to all mining equipment owned, purchased, leased, operated, or otherwise controlled by Sphere 3D and/or its subsidiaries and/or its affiliates at any location. For the said services the Company will receive 22.0% of the net operating profit of all of Sphere 3D’s blockchain and cryptocurrency-related operations. The net operating profits in defined as the value of the digital asset mined less energy cost and profit paid to the host facility.

As Sphere 3D has the ultimate right to determine the facility location for each machine. The Company has the responsibility for the following:

1)      Ensuring the machines are installed in the facility selected by Sphere.

2)      Selecting and connecting the machines to a mining pool.

3)      To review the mining reports and maintain a wallet for the coins earned for the mining operation.

4)      To maintain a custodial wallet for the coins earned from the Sphere machines.

5)      To Sell and/or transfer the coins at the request of Sphere.

At the time the digital assets are mined, they are transferred into the custodial wallet maintained by the Company. As of the receipt of the digital asset, the Company has completed its performance obligation, the transaction price is determinable, net operating profit can be calculate so that the Company can determine its revenue under the contract; therefore, the Company records as revenue the management fee received.

Cost of Revenues

The Company’s cost of revenue consists primarily of direct costs of earning bitcoin related to mining operations, including mining pool fees, electric power costs, other utilities, labor, insurance whether incurred directly from self-mining operations or reimbursed, including any revenue sharing arrangements under co-location agreements, but excluding depreciation and amortization, which are separately stated in the Company’s statements of operations.

Stock-Based Compensation

We account for our stock-based compensation under ASC 718 “Compensation — Stock Compensation” using the fair value-based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments, or the issuance of those equity instruments may settle that.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

We use the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock-based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the vesting periods.

Common stock awards

The Company grants common stock awards to non-employees in exchange for services provided. The Company measures the fair value of these awards using the fair value of the services provided or the fair value of the awards granted, whichever is more reliably measurable. The fair value measurement date of these awards is generally the date the performance of services is complete. The fair value of the awards is recognized on a straight-line basis as services are rendered. The share-based payments related to common stock awards for the settlement of services provided by non-employees are recorded in accordance with ASC 718 on the statement of operations in the same manner and charged to the same account as if such settlements had been made in cash.

Warrants

In connection with certain financing, consulting, and collaboration arrangements, the Company has issued warrants to purchase shares of its common stock. The outstanding warrants are standalone instruments that are not puttable or mandatorily redeemable by the holder and are classified as equity awards. The Company measures the fair value of the awards using the Black-Scholes option pricing model as of the measurement date. Warrants issued in conjunction with the issuance of common stock are initially recorded at fair value as a reduction in additional paid-in capital of the common stock issued. All other warrants are recorded at fair value as expense over the requisite service period or at the date of issuance, if there is not a service period.

Income Taxes

The Company accounts for income taxes under the asset and liability method, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

ASC Topic 740, Income Taxes, (“ASC 740”), also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest, and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in material changes to its financial position.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Earnings Per Share

The Company uses ASC 260, “Earnings Per Share” for calculating the basic and diluted earnings (loss) per share. The Company computes basic earnings (loss) per share by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options and warrants and stock awards. For periods with a net loss, basic and diluted loss per share are the same, in that any potential common stock equivalents would have the effect of being anti-dilutive in the computation of net loss per share.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended December 31,:

	2022	2021
Numerator
Net income (loss)	$3,536,000	$(22,110,000)
Effect of dilutive instruments	—	—
Numerator for diluted EPS	3,536,000	(22,110,000)

Denominator
Denominator – for basic EPS	14,399,222	13,445,773

Effect of dilutive instruments
Series Seed preferred stock	5,120,587	—
Series Seed II preferred stock	266,795	—
Warrants to purchase common stock	1,067,968	—
Dilutive potential common shares	6,455,350	—
Denominator for diluted EPS	20,854,572	13,445,773

Basic EPS	$0.25	$(1.64)
Diluted EPS	$0.17	$(1.64)

Securities that could potentially dilute loss per share in the future were not included in the computation of diluted loss per share for the year ended December 31, 2021, because their inclusion would be anti-dilutive. Common share equivalents amounted to 5,387,382 shares for convertible seed series and convertible seed series II preferred shares, 1,117,968 shares for warrants, 1,002,472 shares for convertible debentures and accrued interest, and 1,919,631 shares for unvested share grants for a total of 9,427,453 as of December 31, 2021. For the year ended December 31, 2022, the Company had 6,455,350 dilutive securities.

Recent Accounting Pronouncements

The Company’s management reviewed all recently issued accounting standard updates (“ASU’s”) not yet adopted by the Company and does not believe the future adoptions of any such ASU’s may be expected to cause a material impact on the Company’s consolidated financial condition or the results of its operations.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 2 — DIGITAL ASSETS

As disclosed in Note 10 — Stockholders’ Equity, during the year ended December 31, 2021, the Company received digital currency from the private placement of its common stock and series seed II preferred stock. The digital assets (Bitcoin, Ethereum, DAI, and USDT) received amounted to $1,374,000. In 2022, the Company received digital assets, Bitcoin, from the issuance of a note payable having a value of $27,592,000 as disclosed in Note 7 — Notes Payable The following table summarizes the digital currency transactions for the years ended December 31,:

	2022	2021
Digital assets beginning balance	$6,000	$—
Digital assets received as payment for common stock and series seed II preferred stock	—	1,374,000
Revenue recognized from mined digital assets	21,362,000	3,711,000
Revenue share from Sphere 3D	618,000	—
Digital assets earned as interest	—	62,000
Cost of digital assets sold for cash	(30,270,000)	(2,537,000)
Cost of digital assets transferred for noncash expenditures	(3,978,000)	(1,892,000)
Reversal of receivable from BitGo	120,000	—
Impairment loss on digital assets	(8,704,000)	(712,000)
Digital asset loan from Anchorage	27,592,000	—
Digital assets ending balance	$6,746,000	$6,000

During the year ended December 31, 2022, and 2021, the Company realized gains amounting to $609,000 and $344,000, respectively, related to the disposal of its digital asset.

The table below shows the costs of the digital assets transferred for noncash expenditures for the years ended December 31,:

	2022	2021
Payment for principal and interest	$3,440,000	$—
Payment for mining equipment	538,000	—
Deposit for mining equipment	—	1,541,000
Payment for prepaid expenses	—	47,000
Payment for accrued expenses	—	106,000
Payment for expenses	—	79,000
Receivable from BitGo	—	119,000
Total noncash disposition	$3,978,000	$1,892,000

NOTE 3 — MARKETABLE SECURITIES

In accordance with the Amended Merger Agreement, the Company received 850,000 shares of Sphere 3D’s restricted common stock that are held in a third-party escrow account upon providing written notice of the merger termination.

On April 4, 2022, the Company and Sphere 3D mutually agreed to terminate their Merger Agreement announced on June 3, 2021, and as amended on December 29, 2021, due to changing market conditions, the passage of time, and the relative financial positions of the companies, among other factors.

According to the terms, the Company has received the 850,000 shares of Sphere 3D.

The shares are accounted for in accordance with ASC 320 — Investments — Debt and Equity Securities, as such the shares will be classified as available-for-sale securities and will be measured at each reporting period at fair value with the unrealized gain or (loss) as a component of other income (expense).

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 3 — MARKETABLE SECURITIES (cont.)

The table below summarizes the movement in this account for the year ended:

December 31, 2022
Fair value of shares received	$1,734,000
Change in fair value	(1,499,000)
Balance at end of year	$235,000

The fair value of the 850,000 shares of Sphere 3D, which was $1,734,000 at the date of receipt, has been recorded as a gain on termination of merger agreement under other income.

NOTE 4 — DEPOSITS

The deposits are summarized as follows for the years ended December 31,:

	2022	2021
Beginning Balance	$16,365,000	$—
Cash deposit	8,150,000	36,071,000
Digital assets used as deposit	—	1,655,000
Delivered mining equipment	(24,355,000)	(21,361,000)
Converted carbon credit	(100,000)	—
Ending Balance	60,000	16,365,000
Less: current portion	—	16,305,000
Deposits – net of current portion	$60,000	$60,000

During the year ended December 31, 2021, the Company entered into a purchase agreement with Bitmain for the acquisition of a total of 7,200 miners, to be shipped and delivered during 2021 and 2022. As of December 31, 2022, the Company received 7,130 miners and the contract was deemed to be completed by the Company.

In the year ended December 31, 2021, the Company entered another contract and paid $100,000 refundable deposits for the acquisition of 250,000 units of carbon credits. As of June 2, 2022, carbon credits were reduced to 74,075 units from 250,000 units to align with the deposit paid amounting to $100,000.

Also, as of December 31, 2022, the Company had a $60,000 refundable deposit paid to Coinmint.

NOTE 5 — MINING EQUIPMENT, NET

Mining equipment consisted of 7,410 units of operational bitcoin mining machines. The following table summarizes the carrying amount of the Company’s mining equipment as of December 31,:

	2022	2021
Mining equipment
Balance, beginning of year	$21,844,000	$—
Additions	25,755,000	21,844,000
Ending balance	$47,599,000	$21,844,000

Accumulated depreciation
Balance, beginning of year	$695,000	$—
Additions	12,536,000	695,000
Ending balance	$13,231,000	$695,000
Net carrying amount	$34,368,000	$21,149,000

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 6 — ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following table summarize accounts payable and accrued expense as of December 31, :

	2022	2021
Accounts payable	$113,000	$—
Accrued expenses	2,880,000	3,744,000
Total	$2,993,000	$3,744,000

NOTE 7 — NOTES PAYABLE

The following table summarizes the outstanding balance of the Company’s notes payable as of December 31, :

	2022	2021
Equipment loan	$12,636,000	$—
Sphere 3D note	—	10,000,000
Ending balance	12,636,000	10,000,000
Less – current portion	9,126,000	3,118,000
Notes payable – noncurrent portion	$3,510,000	$6,882,000

Sphere 3D Note

On July 6, 2021, the Company issued a promissory note payable to Sphere 3D in the amount of $2,700,000 (“Sphere 3D Note”). The Sphere 3D Note accrues interest at 9.5% with a default interest rate of 12%. Starting on September 30, 2021, The Sphere 3D Note is payable in 36 equal monthly installments of $86,000 with the final payment due August 30, 2024.

On August 30, 2021, the Company entered into an amendment to the Sphere 3D Note (“Amendment 1”), increasing the principal amount of the Sphere 3D Note to $6,350,000.

On September 29, 2021, the Company entered into a second amendment to the Sphere 3D Note (“Amendment 2”), increasing the principal amount of the note to $10,000,000. Also, Amendment 2 modifies the payment schedule, with the first monthly payment due January 1, 2022. Payment will be made in 36 equal monthly installments of $329,000 with the final payment due on December 1, 2024.

On January 03, 2022, the Company entered into a third amendment to the Sphere 3D Note (“Amendment 3”), increasing the principal amount of the note to $12,500,000. Amendment 3 modifies the payment schedule with the first monthly payment on the fifteenth of the month following the month in which the Merger Agreement entered into by the Company and Sphere 3D is consummated in accordance with its terms. Payment will be made in 34 equal monthly installments of $400,412.

On April 4, 2022, the Company and Sphere 3D mutually agreed to terminate their Merger Agreement announced on June 3, 2021, and as amended on December 29, 2021, due to changing market conditions, the passage of time, and the relative financial positions of the companies, among other factors. Due to the termination of the Merger Agreement, the existing indebtedness owed by the Company to Sphere 3D in the principal amount of $12,500,000 was forfeited, including the accrued interest amounting to $466,000. A gain on extinguishment amounting to $12,966,000 was recognized in the consolidated statement of operations.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 7 — NOTES PAYABLE (cont.)

The following table summarizes the carrying value of Sphere 3D note as of December 31,:

	2022	2021
Beginning balance	$10,000,000	$—
Addition	2,500,000	10,000,000
Forfeiture	(12,500,000)	—
Ending balance	$—	$10,000,000
Less – current portion	—	3,118,000
Ending balance – noncurrent portion	$—	$6,882,000

BTC Note

On May 25, 2022, GOI (the “Borrower”) entered into an Equipment Loan and Security Agreement (the “BTC Note”) with a lender amounting to 933.333333 Bitcoin (“BTC”) at an annual interest rate of 5%.

The principal and interest are payable with BTC over 25 monthly payments starting June 2022. The table below summarizes the principal and interest BTC payments as follows:

Date	Interest	Principal
12/01/2022	3.31	42.42
01/01/2023	3.24	42.42
02/01/2023	3.06	42.42
03/01/2023	2.60	42.42
04/01/2023	2.70	42.42
05/01/2023	2.44	42.42
06/01/2023	2.34	42.42
07/01/2023	2.09	42.42
08/01/2023	1.98	42.42
09/01/2023	1.80	42.42
10/01/2023	1.57	42.42
11/01/2023	1.44	42.42
12/01/2023	1.22	42.42
01/01/2024	1.08	42.42
02/01/2024	0.90	42.42
03/01/2024	0.67	42.42
04/01/2024	0.54	42.42
05/01/2024	0.35	42.42
06/01/2024	0.18	42.42

The Loan is secured by (1) the ASIC machines used for Bitcoin mining, (2) The Colocation Mining Services Agreement, dated as of July 1, 2022, by and between Borrower and Coinmint, and (3) The Contribution Agreement, dated as of May 25, 2022, by and between Borrower and the Company.

The Company evaluated the Loan in accordance with ASC 815 Derivatives and Hedging. Based on this evaluation, the Company has determined that the Loan will require derivative accounting and will be adjusted to fair value every reporting period.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 7 — NOTES PAYABLE (cont.)

The following table summarizes the fair value of the BTC Note as of December 31, 2022:

	Principal	Interest
Addition	$27,592,000	$532,000
Payment	(2,997,000)	(443,000)
Adjustment to fair value	(11,690,000)	—
Realized Gain (GOI)	(269,000)	(35,000)
Ending balance	$12,636,000	$54,000
Less – current portion	9,126,000	54,000
Ending balance – noncurrent portion	$3,510,000	$—

For the year ended December 31, 2022, the Company recognized interest expense amounting to $532,000 of which $54,000 is still accrued.

NOTE 8 — CONVERTIBLE DEBENTURES

The following table summarizes the carrying amount of the Company’s convertible debentures as of December 31,:

	2022	2021
Principal
Balance, beginning of year	$9,079,000	$—
Additions	—	9,079,000
Payment	(8,665,000)	—
Conversion	(414,000)	—
Ending balance	—	9,079,000

Debt Discount
Balance, beginning of year	3,671,000	—
Additions	—	4,462,000
Amortization	(788,000)	(791,000)
Retirement due to repayment	(137,000)	—
Retirement due to conversion	(2,746,000)	—
Ending balance	—	3,671,000
Net carrying amount	$—	$5,408,000

In June 2021, the Company initiated a private placement for the sale of a unit consisting of a convertible debenture in the principal amount of $9.4867 (“Convertible Debenture”) and one warrant to purchase the Company’s common stocks (“Warrant”) for a total aggregate of 956,857 units. The Convertible Debenture is convertible into a share of the Company’s common stock at a conversion price equal to the lower of (a) $9.4867, or (b) a 30% discount to the public valuation. Notwithstanding the foregoing, if the Company is not listed on a national securities exchange or international equivalent on or before the first anniversary of the closing date, the 30% discount shall be increased to 40% (“Conversion Price”). The warrant entitles the holder for a period of three years from the Closing Date, to purchase shares of the Company’s common stock at a price of $18.97 per share. The Convertible Debentures accrue simple interest on the outstanding principal balance at a rate of 10% per annum. The accrued and unpaid interest can be converted into shares of the Company’s common stock along with the principal on the maturity date. Also, the Convertible Debentures mature on the second anniversary of the initial closing (“Maturity Date”).

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 8 — CONVERTIBLE DEBENTURES (cont.)

The $2,746,000 has been recorded as a loss on extinguishment of debt under other income (expense).

The Company’s management has evaluated the Convertible Debenture and related warrants in accordance with ASC 480 — Distinguishing Liabilities from Equity and ASC 815 — Derivatives and Hedge Accounting. The features of the Convertible Debenture and warrants would not meet the criteria to be accounted for as a derivative or liability and therefore accounted for as equity.

In accordance with ASC 470 — Debt, the Company first allocated the cash proceeds to the loan and the warrants on a relative fair value basis, secondly, since the Company adopted and assessed the Convertible Debenture in accordance with ASU 2020-06 — Debt with Conversion and Other Options, the beneficial conversion feature was not recognized.

As of December 31, 2021, the Company sold 956,857 units for a total principal balance of $9,079,000 and 956,857 warrants. The warrants were valued using the Black Scholes option pricing model at a total of $8,851,000 based on the three-year term, volatility of 101.5% to 102.5%, a risk-free equivalent yield of 0.33% to 0.48%, and stock price ranging from $13.05 to $25.37. The stock price used was calculated based on the share price equivalent of each share of the Company’s common stock based on Sphere 3D’s common stock price in relation to the Merger Agreement, see Note 1 Agreement and Plan Merger for more information. Volatility used was calculated based on the price of a pool of companies that are in the crypto mining industry and are actively traded in the market. The relative fair value of the warrants used in allocating the proceed of the Convertible Debenture amounted to $4,462,000 which was accounted for as a discount and amortized over the term of the Convertible Debenture.

Each holder of the Convertible Debentures has the right, exercisable at any time prior to the Maturity Date, to convert all, but not less than all, of the principal amount then outstanding, plus all accrued but unpaid interest thereon, if any, into common stock of the Company at a price equal to the Conversion Price, subject to an equitable adjustment for any stock splits, stock dividends or reorganization transactions having a similar effect. The holder must provide at least five business days prior notice to the Company of the exercise of his, her, or its conversion right. Automatic conversion of the Convertible Debenture into common stock upon the listing of the Company’s common stock (or a successor company whose stock would be issuable upon conversion of the Convertible Debenture) on a national securities exchange.

The Company has entered into a Merger Agreement, as disclosed in Note 1 above. It is contemplated that Sphere 3D will file a registration statement, with the Securities and Exchange Commission, on a Form F-4 in connection with the Merger contemplated by the Merger Agreement. Such F-4 registration statement will register the shares issuable upon conversion of the Convertible Debenture and exercise of the warrants. If the Merger Agreement is terminated and the company does not otherwise undertake a going public transaction that will result in a listing on a national securities exchange or international equivalent within six months of such termination (the “Outside Date”), then the Company will file a resale registration statement registering for resale the Underlying Shares as soon as reasonably possible, but in no event later than 4 months after the Outside Date and use its best efforts to cause such resale registration statement to become effective as soon as possible thereafter.

On May 26, 2022, the Company issued 43,689 and 4,282 shares of common stock due to the conversion of convertible debentures with a principal amount aggregating $414,000, less $137,000 unamortized discount, and accrued interest of $41,000, respectively, at a conversion rate of $9.4867.

Also on May 26, 2022, the Company paid in cash an aggregate of $9,504,000 to convertible debenture holders due to redemption. Principal and accrued interest redeemed amounted to $8,665,000 and $839,000, respectively.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 9 — COMMITMENTS AND CONTIGENCIES

Commitments

Consulting Agreements

On January 14, 2021, the Company entered into a consulting agreement (“Consulting Agreement”) with Chang Advisory Inc. for Robby Chang (“Consultant”), to serve as the Company’s Chief Executive Officer and as a member of the Board of Directors. The Consulting agreement will continue until terminated by either the Consultant or the Company. The Consultant will be paid $175,000 (Canadian dollars) per year and shall increase to approximately $300,000 (Canadian dollars) upon the closing of either i) an equity financing totaling at least $5,000,000 (Canadian dollars); or (ii) a debt and equity financing totaling at least $10,000,000 (Canadian dollars) (either (i) or (ii) being a “Qualifying Financing”). If a Qualifying Financing occurs within 90 days from the Effective Date, then the invoicing exception for the first ninety days shall no longer apply and the Consultant shall be entitled to immediately invoice for all completed 30-day periods up to the date of the Qualifying Financing. Upon the closing of the private placement offering on March 16, 2021, the Company meet the criteria for a Qualified Offering; therefore, the consulting compensation increased to $300,000 (Canadian dollars) annually.

The Compensation Committee shall review Consultant’s Annual Fee not less frequently than on December 31st during the Engagement Term. The consultant will be eligible for periodic increases in the Annual Fee under the Company’s normal policies and procedures for executive salary increases, which currently provide for annual reviews of executive salaries. Consultant’s Annual Fee for any year may not be reduced below the Consultant’s Annual Fee for the prior year without the written consent of both Consultant and the Company.

Also, Robby Chang has shares of common stock of the Company. On February 2, 2021, the Company determined that the fair market value of a share of common stock was approximately $2.40; therefore, the cash proceeds amounting to that were initially received by the Company were below the fair market value of the shares. The additional value was considered by management to be compensation for Robby Chang as he provides services to the Company. Compensation expenses recognized amounted to $4,540,000. See Note 10 — Stockholders’ Equity for more information.

On May 12, 2021, the Company entered into a director agreement with one of its directors. As part of the agreement, the director agreed to accept a fee of $200,000 per year, which will be paid in monthly installments. Also, the Company agreed to repurchase 300,000 shares of the Company’s common stock owned by the director for $1,000. The 300,000 shares were part of the 1,000,000 shares of the Company’s common stock previously issued to the director for a purchase price of $4,000, resulting in $2,396,000 compensation expense. See Note 10 — Stockholders’ Equity for more information.

On August 19, 2021, the Company entered into a Master Services Agreement with Sphere 3D, see below for full description.

In October 2021, the Company executed a consulting agreement for the counterparty to act as the chief technology advisor for the Company. As compensation for the advisory services, the counterparty will receive 199,309 shares of the Company’s common stock for a total value of $6,206,000. The shares were issued as of the effective date, but vest in 25% increments, with the first tranche of shares vesting on October 1, 2021, and then every three months thereafter until all shares are vested. Upon an initial public offering or a change in control of the Company, all of the unvested shares, at the time of the event, will vest immediately. The change of control provision shall not be applied to the Merger Agreement, as disclosed in Note 1.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 9 — COMMITMENTS AND CONTIGENCIES (cont.)

Executive Employment Agreement

On April 4, 2022, the Company entered into an executive employment agreement with its Chief Financial Officer (“CFO”). As part of the agreement, the CFO shall receive a time-based equity grant covering 500,000 shares of the Company’s common stock. The equity grant shall vest over a three-year period beginning on the effective date, subject to CFO’s continued employment with the Company through the relevant vesting date, in accordance with the following schedule, (i) 83,333 shares under the equity grant shall vest upon the six (6)-month anniversary of the effective date, (ii) 166,667 shares under the equity grant shall vest in substantially equal quarterly installments commencing on the nine (9)-month anniversary of the effective date and (iii) 250,000 shares under the equity grant shall vest in substantially equal monthly installments commencing on the 19-month anniversary of the effective date.

Bitmain Miner Purchase Agreement

On April 14, 2021, the Company entered into a purchase agreement with Bitmain for the acquisition of a total of 7,200 miners, to be shipped and delivered during 2021 and 2022. As of December 31, 2022, the Company received a total of 7,130 miners, which have been deployed at the Coinmint and Core facilities. As of December 31, 2022, the purchase agreement has been satisfied.

Coinmint Co-location Mining Services Agreement

On July 1, 2021, the Company entered into an agreement with Coinmint, (the “Coinmint Agreement”), pursuant to which Coinmint agreed to provide up to approximately 22.0 MW of power and to perform all maintenance necessary to operate Company’s miners at the Coinmint facility. In exchange, Coinmint is reimbursed for direct production expenses and receives a performance fee based on the net cryptocurrencies generated by the Company’s miners deployed at the Coinmint facility. The initial term of the Coinmint Agreement is fifteen months with automatic renewals for subsequent three (3) month terms until and unless terminated as provided in the agreement.

The Company determined the agreement with Coinmint does not meet the definition of a lease in accordance with Accounting Standards Codification (“ASC”) 842, Leases.

Core Scientific Co-location Mining Service Agreement and Sub-License and Delegation Agreement

On September 12, 2021, the Company entered into an agreement with Core Scientific, Inc. (“Core”) (the “Core Agreement”) pursuant to which Core agreed to provide the power to operate the Company’s miners and to provide all services required to maintain and operate the Company’s miners for a set fee for each KWh used by the Company’s miners. The term of the Core Agreement is forty-eight months, with automatic renewals for subsequent twelve-month periods.

The Company determined the agreement with Core does not meet the definition of a lease in accordance with Accounting Standards Codification (“ASC”) 842, Leases.

On October 8, 2021, the Company entered into a Sub-License and Delegation Agreement (“SL&DA”) with Sphere 3D, whereby the Company (i) exclusively sub-licensed to Sphere its rights to access and use the Company Facility pursuant to Order 2 and (ii) delegated to Sphere all its obligations to make payments to Core pursuant to Order 2. Sphere accepted such sub-license and delegation in all respects. Per the SL&DA, Sphere sent $16,308,000 to the Company, which was subsequently sent to Core as part of the prepayments outlined in Order 2.

On December 29, 2021, the Company and Sphere 3D, agreed to amend the SL&DA to provide the Company the right to recapture the usage of up to 50% of the hosting capacity to be managed by Core if the Merger Agreement is terminated prior to consummation of the Merger.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 9 — COMMITMENTS AND CONTIGENCIES (cont.)

As of December 31, 2022, the Company made the following payments to Core which were fully reimbursed by Sphere 3D as follows:

Payment Amount	Percentage and Period covered
$73,000	100% prepayment for October 2021 services made in October 2021
205,000	70% prepayment of the estimated services for November 2021 through February 2022 made in October 2021
15,296,000	30% prepayment of the estimated services for March 2022 through November 2022 made in October 2021
756,000	40% prepayment of the estimated services for March 2022; and 30% prepayment for the estimated services for November 2021 made in October 2021
1,489,000	40% prepayment for hosting services for April 2022; and 30% prepayment for the estimated hosting services for December 2021 made in November 2021
2,223,000	40% prepayment for hosting services for May 2022; and 30% prepayment for the estimated hosting services for January 2022 made in December 2021
2,957,000	40% prepayment for hosting services for June 2022; and 30% prepayment for the estimated hosting services for February 2022 made in January 2022
3,485,000	40% prepayment for hosting services for July 2022; and 30% prepayment for the estimated hosting services for March 2022 made in February 2022
4,035,000	40% prepayment for hosting services for August 2022; and 30% prepayment for the estimated hosting services for April 2022 made in March 2022
4,585,000	40% prepayment for hosting services for September 2022; and 30% prepayment for estimated hosting services for May 2022 made in April 2022
$35,104,000

Sphere 3D MSA

On August 19, 2021, Gryphon entered into a Master Services Agreement, or the Sphere MSA, with Sphere 3D. The Sphere 3D MSA has a term of three years, beginning on August 19, 2021, and terminating on August 18, 2024, with one-year automatic renewal terms thereafter. Under the Sphere MSA, Gryphon is Sphere 3D’s exclusive provider of management services for all blockchain and cryptocurrency-related operations, including but not limited to services relating to all mining equipment owned, purchased, leased, operated, or otherwise controlled by Sphere 3D and/or its subsidiaries and/or its affiliates at any location, with Gryphon receiving a percentage of the net operating profit of all of Sphere 3D’s blockchain and cryptocurrency-related operations.

On December 29, 2021, the Company and Sphere 3D entered into Amendment No. 1 to the Sphere 3D MSA, to provide greater certainty as to the term of the Sphere 3D MSA. Sphere 3D and Gryphon agreed to extend the initial term of the Sphere 3D MSA from three to four years, or to five years in the event Sphere 3D does not receive delivery of a specified minimum number of Bitcoin mining machines during 2022.

The cryptocurrency earned from the Sphere mining operations is held in a wallet, in which the Company holds the cryptographic key information and maintains the internal recordkeeping of the cryptocurrency. The Company’s contractual arrangements state that Sphere retains legal ownership of the cryptocurrency; has the right to sell, pledge, or transfer the cryptocurrency; and also benefits from the rewards and bears the risks associated with the ownership, including as a result of any cryptocurrency price fluctuations. The Sphere also bears the risk of loss as a result of fraud or theft, unless the loss was caused by the Company’s gross negligence or the Company’s willful misconduct. The Company does not use any of the cryptocurrency custodied for Sphere as collateral for any of the Company’s loans or other financing arrangements, nor does it lend or pledge cryptocurrency held for Sphere.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 9 — COMMITMENTS AND CONTIGENCIES (cont.)

As of December 31, 2022 and 2021, the Company held approximately 2.498 and nil bitcoin, respectively, with a value of approximately $41,000 and nil, respectively.

Business Interruption

The COVID-19 global pandemic had no effect on the Company’s operations. Circumstances caused by the COVID-19 pandemic are complex, uncertain, and rapidly evolving. The impact of COVID-19 has not been significant to the Company’s results of operations, financial condition, liquidity, and, capital resources. Although no material impairment or other effects have been identified to date, there is substantial uncertainty in the nature and degree of its continued effects over time. That uncertainty affects management’s accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions as additional events and information become known. The Company will continue to consider the potential impact of the COVID-19 pandemic on its business operations.

Contingencies

The Company is subject at times to various claims, lawsuits, and governmental proceedings relating to the Company’s business and transactions arising in the ordinary course of business. The Company cannot predict the final outcome of such proceedings. Where appropriate, the Company vigorously defends such claims, lawsuits, and proceedings. Some of these claims, lawsuits and proceedings seek damages, including, consequential, exemplary, or punitive damages, in amounts that could, if awarded, be significant. Certain of the claims, lawsuits, and proceedings arising in the ordinary course of business are covered by the Company’s insurance program. The Company maintains the property and various types of liability insurance in an effort to protect the Company from such claims. In terms of any matters where there is no insurance coverage available to the Company, or where coverage is available and the Company maintains a retention or deductible associated with such insurance, the Company may establish an accrual for such loss, retention, or deductible based on currently available information. In accordance with accounting guidance, if it is probable that an asset has been impaired or a liability has been incurred as of the date of the financial statements, and the amount of loss is reasonably estimable, then an accrual for the cost to resolve or settle these claims is recorded by the Company in the accompanying balance sheets. If it is reasonably possible that an asset may be impaired as of the date of the financial statement, then the Company discloses the range of possible loss. Expenses related to the defense of such claims are recorded by the Company as incurred and included in the accompanying statements of operations. Management, with the assistance of outside counsel, may, from time to time adjust such accruals according to new developments in the matter, court rulings, or changes in the strategy affecting the Company’s defense of such matters. On the basis of current information, the Company does not believe there is a reasonable possibility that other than with regard to the Class Action described below, any material loss, if any, will result from any claims, lawsuits, and proceedings to which the Company is subject to either individually, or in the aggregate.

NOTE 10 — STOCKHOLDERS’ EQUITY

Preferred stock

The Company is authorized to issue 20,000,000 shares of preferred stock, $0.0001 par value per share. The Company has designated 6,000,000 shares as series seed preferred stock (“Series Seed Shares”), 1,000,000 shares as series seed II preferred stock (Series Seed II Shares”), and 13,000,000 as undesignated preferred stock. The Company’s Board of Directors may issue preferred stock in one or more series from time to time and fix or alter the powers, preferences, and rights, and the qualifications, limitations, and restrictions granted to or imposed upon any wholly unissued series of preferred stock, and within the limits or restrictions stated in any resolutions of the Board of Directors.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 10 — STOCKHOLDERS’ EQUITY (cont.)

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any deemed liquidation event, before any payment shall be made to the holders of common stock, holders of shares of preferred stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders at the greater of $2.40 per share for Series Seed and $6.68 per share for Series Seed II or such amount per share as would have been payable had all shares of preferred stock been converted into common stock.

The Company’s management evaluated the series seed and series seed II preferred stock for features that qualify as embedded derivative liabilities. The management concluded that the conversion feature would not be a derivative to be accounted for as a liability.

On March 24, 2021, the Company filed a Certificate of Designation with the Secretary of the State of Delaware to create out of the total authorized and unissued shares of preferred stocks a series of preferred stocks constituting 6,000,000 shares designated as the series seed preferred stock. Each share from this series shall be convertible at any time, at the option of the holder, and without the payment into such number of fully paid and nonassessable shares of common stock as is determined by dividing the original issue price for such series of preferred stock by the conversion price for such series of preferred stock at the time of conversion. The initial conversion price is the original issue price of $2.40. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any deemed liquidation event, before any payment shall be made to the holders of common stock by reason of their ownership, the holder of shares of preferred stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to or the greater of (a) the Original Issue Price for such share of preferred stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of preferred stock been converted into common stock prior to liquidation.

On March 26, 2021, the Company and certain investors from the March 16, 2021, common stock private placement offering entered into a cancellation and exchange agreement to cancel 4,995,469 shares of the Company’s common stock in exchange for the issuance of 4,995,469 shares of the Company’s series seed preferred stocks.

In March 2021, the Company issued an additional 6,303 shares of the Company’s series seed preferred stock for $2.40 per share for total cash proceeds of $15,000.

In April 2021, the Company issued an additional 118,815 shares of the Company’s series seed preferred stock for $2.40 per share for total cash proceeds of $285,000.

On May 27, 2021, the Company offered the issuance of its series seed II preferred stock at $6.68 per share. The Company issued a total of 248,831 shares with total cash and cryptocurrency proceeds of $1,501,000 and $161,000, respectively.

On June 2, 2021, the Company granted 17,964 shares of series seed II preferred stock to one of its consultants as payment for services payable in 6 monthly installments of 2,994 shares per month. As of December 31, 2021, all shares were vested. Compensation expenses recognized amounted to $164,000.

Common stock

The Company is authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share.

On December 10, 2020, the Company issued 9,550,000 shares of common stocks for $0.002 per share for cash. Of which $15,000 was received and the remaining $4,000 was received after December 31, 2020.

On February 2, 2021, the shareholders owning 9,550,000 shares of the Company’s common stock (the “Original Shareholders”) agreed to contribute an additional $0.002 per share for a total capital contribution of approximately $16,000. Also, the Company repurchased from one of the Original Shareholders 1,000,000 shares of the Company’s common stock, and another Original Shareholder purchased an additional 161,250 for $0.004 per share. The capital contribution from the Original Shareholders totaled approximately $35,000 for total shares of 8,711,250.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 10 — STOCKHOLDERS’ EQUITY (cont.)

Additionally, the Company agreed to sell 3,892,424 shares of the Company’s common stock, including the 1,000,000 shares repurchased, to the Company’s officers, directors, and seed stage advisors. As of February 2, 2021, the Company determined that the fair market value of a share of common stock was approximately $2.40. Therefore, the cash proceeds from the Investors were below the fair market value for the shares. The additional value was considered, by management, to be compensation to the Investors as they provided services to the Company. The Company recorded a compensation expense of $1,671,000 for the shares sold to the seed stage advisors totaling 696,262 shares and $7,655,000 for the shares sold to officers and directors, totaling 3,189,675 shares. The officers, directors, and seed stage advisors (“Investors”) purchased 6,487 shares of the Company’s common stock for total proceeds of approximately $16,000.

On March 16, 2021, the Company closed a private placement offering with certain accredited investors for the sale of 5,876,426 shares of the Company’s common stock at $2.40 per share for total proceeds of approximately $14,103,000, including $1,213,000 of cryptocurrency. Of which, 4,995,469 shares were converted to series seed preferred stock. Financing costs were de minimis.

On March 16, 2021, the Company had a private placement and issued 16,667 shares of common stock to DecentraNet at $2.40 per share totaling $40,000, and paid $64,000 in cash for advisory services provided. On March 26, 2021, the Company and DecentraNet entered into a cancellation and exchange agreement to cancel 16,667 shares of the Company’s common stock in exchange for the issuance of 16,667 shares of the Company’s series seed preferred stock.

On May 12, 2021, the Company entered into a director agreement with one of its directors. As part of the agreement, the Company agreed to repurchase 300,000 shares of the Company’s common stock owned by the director for $1,000. The 300,000 shares were part of the 1,000,000 shares of the Company’s common stock previously issued to the director on February 2, 2021, for a purchase price of $4,000, resulting in a $2,396,000 compensation expense recorded as of the date of issuance.

On June 3, 2021, the Company granted 1,859,434 shares of common stock to one of its consultants as payment for services payable in 40 quarterly installments of 46,486 shares per quarter. On April 4, 2022, the Company terminated this contract. As of the termination date, there was earned and unvested compensation expense of approximately $3,154,000, which was reversed and credited to stock-based compensation expense. For the year ended December 31, 2022, compensation expenses recognized amounted to $1,089,000.

During the year ended December 31, 2021, the Company entered into an agreement with the Company’s President to include as part of additional paid-in capital the services contributed to the Company for a total of $250,000 annually. For the year ended December 31, 2022, additional paid-in capital for services contributed by the President amounted to approximately $250,000.

On April 4, 2022, the Company entered into an employment agreement with an individual. The agreement provided for an annual cash compensation of $230,000 paid in equal installments on a monthly basis. Also, the employee was granted equity compensation of 500,000 shares of the Company’s common stock. The equity award vests 83,333 shares upon the six-month anniversary, 166,667 shares vest in equal quarterly installments commencing on the nine- month anniversary, and 250,000 shares vest in equal monthly installments commencing on the 19-month anniversary. The equity award was valued as of the grant date at $9.487 per share for a total of $4,744,000. As of December 31, 2022, issued and vested shares amounted to 83,333. Compensation expenses for the year ended December 31, 2022, amounted to $2,700,000 of which $1,910,000 was recorded as an accrued expense.

On May 26, 2022, the Company issued 43,689 and 4,282 shares of common stock due to the conversion of convertible debentures with a principal amount aggregating $414,000, less $137,000 unamortized discount, and accrued interest of $41,000, respectively, at a conversion rate of $9.4867.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 10 — STOCKHOLDERS’ EQUITY (cont.)

On December 27, 2022, the Company issued 25,000 shares of common stock valued at $0.05 per share for the services of a board member. The shares’ fair value was $18,000.

Restricted common stock awards

On December 10, 2020, the Company entered into two separate independent director agreements with two individuals. The individuals will serve as directors of the Company for an initial one-year period. As compensation, each director was granted 75,000 shares of the Company’s common stock to vest over 18 months in four equal installments of 18,750 shares, per director, starting on January 1, 2021. The value of the shares on the issuance date was de minimis. As of December 31, 2021, a total of 75,000 shares were vested for the two directors for a total compensation expense recognized amounting to $330,000. During the year ended December 31, 2022, 18,750 shares for each of the two directors were vested for a total compensation expense recognized amounted to $30,000. As of December 31, 2022, a total of 150,000 shares were issued and vested for a total compensation expense recognized amounting to $360,000.

On February 9, 2021, the Company entered into a consulting agreement with a consultant. As compensation, the Company granted 62,340 shares of common stock amounting to $150,000 as payment for advisory services. The shares shall vest over 24 months at 2,598 shares per month starting February 9, 2021. On May 9, 2021, the Company and the consultant reached an agreement to modify and accelerate the vesting of all unvested shares to date totaling 54,548 restricted common stock awards at $6.68 per share. $131,000 and $233,000 was charged to deferred compensation and additional paid-in capital, respectively, for a total of $364,000 due to the modification.

On March 10, 2021, the Company entered into a consulting agreement with a consultant. As compensation, the Company granted 92,000 shares of common stock amounting to $221,000 as payment for advisory services. The shares shall vest over 24 months at 3,833 shares per month starting March 10, 2021. In June 2021, the consultant resigned and retained ownership of the remaining 76,667 unvested restricted common stock awards valued at $2.40 per share. $184,000 was charged to deferred compensation expenses at the time of resignation.

On March 21, 2021, the Company entered into an agreement with an individual to serve as the Company’s director for 24 months. As compensation, the director was granted 75,000 shares of the Company’s common stock to vest over 18 months in four equal installments of 18,750 shares, starting on April 1, 2021. The first installment of 18,750 shares was issued on April 1, 2021. The value of the shares on the issue date was $2.40 per share. On June 2, 2021, the director resigned and forfeited 56,250 shares of restricted common stock awards.

On October 1, 2021, the Company entered into a consulting agreement with a consultant. As compensation, the Company granted 199,309 shares of common stock amounting to $6,206,000 as payment for advisory services. The shares shall vest over tranches of 25% increments, with the first tranche of shares vesting on October 31, 2021. The second, third, and fourth tranches of shares shall vest on December 31, 2021, March 31, 2022, and June 30, 2022, respectively. As of December 31, 2022, issued and vested shares amounted to 199,309. Compensation expenses for the year ended December 31, 2022, amounted to $1,804,000.

On October 20, 2021, the Company entered into an agreement with an individual to continue service to the Company. As compensation, the consultant was granted 10,000 shares of the Company’s common stock, and all of the Shares shall vest over a period of two (2) years in accordance with the following vesting schedule: 2,500 Shares will vest on the six-month anniversary of the Effective Date, 2,500 Shares will vest on the first-year anniversary of the Effective Date, 2,500 Shares will vest on the eighteen-month anniversary, and the 2,500 Shares will vest on the second-year anniversary of the Effective Date. As of December 31, 2022, issued and vested shares amounted to 5,000. Compensation expenses for the year ended December 31, 2022, amounted to $241,000 of which $44,000 was recorded as an accrued expense.

On October 22, 2021, the Company entered into an agreement with an individual to continue service to the Company. As compensation, the consultant was granted 5,000 shares of the Company’s common stock, and all of the Shares shall vest over a period of two (2) years in accordance with the following vesting schedule: 1,250 Shares will vest on the

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 10 — STOCKHOLDERS’ EQUITY (cont.)

six-month anniversary of the Effective Date, 1,250 Shares will vest on the first-year anniversary of the Effective Date, 1,250 Shares will vest on the eighteen-month anniversary, and the 1,250 Shares will vest on the second-year anniversary of the Effective Date. As of December 31, 2022, issued and vested shares amounted to 2,500. Compensation expenses for the year ended December 31, 2022, amounted to $103,000 of which $19,000 was recorded as an accrued expense.

On October 26, 2021, the Company entered into an agreement with an individual to continue service to the Company. As compensation, the consultant was granted 10,000 shares of the Company’s common stock, and all of the Shares shall vest over a period of two (2) years in accordance with the following vesting schedule: 2,500 Shares will vest on the six-month anniversary of the Effective Date, 2,500 Shares will vest on the first-year anniversary of the Effective Date, 2,500 Shares will vest on the eighteen-month anniversary, and the 2,500 Shares will vest on the second-year anniversary of the Effective Date. As of December 31, 2022, issued and vested shares amounted to 5,000. Compensation expenses for the year ended December 31, 2022, amounted to $206,000 of which $39,000 was recorded as an accrued expense.

The table below summarizes the compensation expense recognized related to the Company’s restricted stock awards for the year ended December 31, 2022:

Directors	$30,000
Consultants	2,351,000
Total	$2,381,000

The table below summarizes the transactions related to the Company’s restricted stock awards for the year ended December 31, 2022:

	Shares	Deferred compensation
Unvested, beginning balance	199,655	$4,182,000
Vested	187,155	3,760,000
Unvested, ending balance	12,500	$422,000

Warrants

In June 2021, the Company issued convertible notes with 956,857 warrants to purchase shares of the Company’s common stock, see Note 8 — Convertible Debentures for more information. The warrants were valued using the Black Scholes option pricing model at a total of $8,851,000 based on the three-year term, volatility of 101.5% - 102.5%, a risk-free equivalent yield of 0.33%-0.48%, and stock price ranging from $13.05 to $25.37. The stock price used was calculated based on the share price equivalent of each share of the Company’s common stock based on Sphere 3D’s common stock price in relation to the Merger Agreement, see Note 1 Agreement and Plan Merger for more information. Volatility used was calculated based on the price of a pool of companies that are in the crypto mining industry and are actively traded in the market. The relative fair value of the warrants used in allocating the proceed of the Convertible Debenture amounted to $4,462,000.

In June 2021, the Company issued as payment for consulting services an aggregate of 120,000 warrants to purchase shares of the Company’s common stock. The exercise price was $0.01, which is considered to be “penny warrants” Therefore, the Black Scholes option pricing model was not used to calculate the fair value of the penny warrants, but instead, the fair value amounting to $1,036,000 was calculated using the share price equivalent of the Company’s common stock based on Sphere 3D’s common stock price in relation to the Merger Agreement, see Note 1 Agreement and Plan Merger for more information.

On December 29, 2021, the Company completed a private placement offering of 111,111 units at a price per unit of $13.50 for an aggregate amount of approximately $1,500,000, each unit consisting of one share of the Company’s common stock and one warrant (“Purchase Warrants”) to purchase one share of the Company’s common stock.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 10 — STOCKHOLDERS’ EQUITY (cont.)

The Purchase Warrants will entitle the holder, for a period of three years from the Closing Date, to purchase one share of the Company’s common stock, or its successor, at an exercise price equal to $0.01 per share, subject to an equitable adjustment for any stock splits, stock dividends or reorganization transactions having a similar effect. The Purchase Warrants will only be exercisable for cash. The Company may force the exercise of the Purchase Warrants if, at any time following the one year anniversary of the Closing Date, (i) the Company is listed on a national securities exchange or international equivalent as determined by the Company’s board of directors, (ii) the underlying common stock is registered or the investors otherwise have the ability to trade the common stock without restriction, (iii) the 30-day volume-weighted daily average price of the common stock exceeds 200% of the exercise price, as adjusted and (iv) the average daily trading volume is at least 250,000 shares of common stock during such 30-day period.

The following tables summarizes the transactions involving our warrant for the years ended December 31, 2022 and 2021:

	Number of Shares	Weighted Average Strike Price/Share	Weighted Average Remaining Contractual Term (Years)	Weighted Average Grant Date Fair Value	Weighted Average Intrinsic Value
Outstanding – December 31, 2020	—	$—	—	$—	$—
Granted	1,187,968	$15.28	2.24	$1.13	$3.22
Exercised	(70,000)	$0.01	1.00	$8.50	$16.56
Expired	—	$—	—	$—	$—
Outstanding – December 31, 2021	1,117,968	$16.24	2.32	$1.24	$2.39
Vested and exercisable – December 31, 2021	1,117,968	$16.24	2.32	$1.24	$2.39
Unvested and non-exercisable – December 31, 2021	—	$—	—	$—	$—
	Number of Shares	Weighted Average Strike Price/Share	Weighted Average Remaining Contractual Term (Years)	Weighted Average Grant Date Fair Value	Weighted Average Intrinsic Value
Outstanding – December 31, 2021	1,117,968	$16.24	2.32	$1.24	$2.39
Granted	—	$—	—	$—	$—
Exercised	—	$—	—	$—	$—
Expired	50,000	$—	—	$—	$—
Outstanding – December 31, 2022	1,067,968	$17.00	1.39	$1.36	$0.99
Vested and exercisable – December 31, 2022	1,067,968	$17.00	1.39	$1.36	$0.99

NOTE 11 — RELATED PARTY TRANSACTIONS

The Company had transactions with DecentraNet, LLC (“DecentraNet”), a company which is 48% owned by a party related to the Company’s Chairperson. Transactions with DecentraNet are summarized as follows:

On February 9, 2021, the Company granted 62,340 restricted common stock awards amounting to $150,000 to DecentraNet as payment for advisory services. See Note 10 — Stockholders’ Equity for more information.

On March 16, 2021, the Company had a private placement and issued 16,667 shares of common stock to DecentraNet at $2.40 per share totaling $40,000, and paid $64,000 in cash for advisory services provided. On March 26, 2021, the Company and DecentraNet entered into a cancellation and exchange agreement to cancel 16,667 shares of the Company’s common stock in exchange for the issuance of 16,667 shares of the Company’s series seed preferred stock.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 12 — INCOME TAXES

For the period ended December 31, 2022, the Company generated a current income tax provision of $176,000, whereas, for the period ended December 31, 2021, no provision for income taxes had been recorded due to the Company generating net operating losses. Additionally, no deferred income taxes have been recorded due to the uncertainty of the realization of any tax assets. On December 31, 2022, the Company has federal and state net operating loss carryforwards available to offset future taxable income of approximately $6,586,000. For federal purposes, there is an unlimited carryforward period, and for state purposes, the net operating losses begin to expire in 2041.

The income tax (benefit)/expense attributable to loss consisted of the following, for the year ended December 31,

	2022	2021
Current provision for income taxes:
Federal	$176,000	$—
State	—	—
Total current income tax	176,000	—

Deferred tax expense:
Federal	—	—
State	—	—
Total deferred tax	—	—
Total income tax	$176,000	$—

A reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	2022	2021
Taxes calculated at federal rate	21.0%	21.0%
Permanent differences	(4.6)	(2.6)
State tax, net of federal impact	7.4	—
Return to provision	(14.2)	—
Other	0.3	—
Change in valuation allowance	(5.4)	(18.4)
Provision for income taxes	4.5%	—%

The tax effects, rounded to thousands, of temporary differences that give rise to significant portions of the deferred tax assets at December 31, are presented below:

	2022	2021
Deferred tax assets
Net operating loss carryforwards	$1,681,000	$3,431,000
Stock based compensation	3,063,000	1,800,000
Mining equipment	788,000	—
Digital asset Impairment	2,721,000	166,000
Total deferred tax assets	8,253,000	5,397,000

Deferred tax liability
Mining equipment	—	9,000
Realized gain on notes payable	3,084,000	—
Total deferred tax liability	3,084,000	9,000
Net deferred tax assets	5,169,000	5,388,000
Valuation allowance	(5,169,000)	(5,388,000)
Net deferred tax	$—	$—

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 12 — INCOME TAXES (cont.)

Deferred tax assets and liabilities are computed by applying the federal and state income tax rates in effect to the gross amounts of temporary differences and other tax attributes, such as net operating loss carryforwards. In assessing if the deferred tax assets will be realized, the Company considers whether it is more likely than not that some or all of these deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which these deductible temporary differences reverse.

For financial reporting purposes, the Company has incurred a loss in each period since its inception. Based on all available evidence, including the Company’s history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets on December 31, 2022, and 2021. During the years ended December 31, 2022, and 2021, the valuation allowance increased by $219,000 and $5,388,000, respectively. The increase was attributable to the increase in our net operating loss carryforwards and several other deferred tax assets. The total valuation allowance results from the Company’s estimate of its inability to recover its net deferred tax assets.

On December 31, 2022, the Company has federal and state net operating loss carryforwards, which are available to offset future taxable income, of approximately $6,586,000 which for federal purposes has an unlimited carryforward period and begins to expire in 2041 for state purposes. These carryforwards may be subject to an annual limitation under Section 382 and 383 of the Internal Revenue Code of 1986, and similar state provisions if the Company experienced one or more ownership changes that would limit the amount of NOL and tax credit carryforwards that can be utilized to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Sections 382 and 383, results from transactions increasing ownership of certain stockholders or public groups in the stock of the corporation by more than 50 percentage points over a three-year period. The Company has not completed an IRC Section 382/383 analysis. If a change in ownership were to have occurred, NOL and tax credit carryforwards could be eliminated or restricted. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, will not impact the Company’s effective tax rate.

The Company files income tax returns in the United States and various state jurisdictions. Due to the Company’s carryforward of net operating losses all tax years are open and subject to income tax examination by tax authorities. The Company’s policy is to recognize interest expenses and penalties related to income tax matters as a tax expenses. As of December 31, 2022 and 2021, there are no unrecognized tax benefits, and there are no significant accruals for interest related to unrecognized tax benefits or tax penalties.

The Company is in the process of analyzing its NOL and has not determined if the company has had any change of control issues that could limit the future use of NOL. The NOL carryforwards that were generated after 2017 of approximately $12,335,000 may only be used to offset 80% of future taxable income and are carried forward indefinitely.

NOTE 13 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of certain financial instruments, including cash and cash equivalents and accounts payable and accrued expenses, approximate their respective fair values due to the short-term nature of such instruments.

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 13 — FAIR VALUE OF FINANCIAL INSTRUMENTS (cont.)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them for each reporting period. This determination requires significant judgments to be made. The Company had the following financial assets and liabilities as of December 31, 2022:

	Balance as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Marketable securities	$235,000	$235,000	$—	$—
Liabilities
BTC Note	$12,636,000	$12,636,000	$—	$—

NOTE 14 — SUBSEQUENT EVENT

The Company has evaluated subsequent events through the date the financial statements are available to be issued. The Management of the Company determined the following reportable non-adjusting events:

Mining Equipment Purchase Agreement

On January 3, 2023, the Company entered into an agreement with SunnySide Digital, Inc. to purchase twenty-five (25) units of Antminer for $41,250.

Banking Relationship

On March 12, 2023, Signature Bank was closed by the New York State Department of Financial Services, which appointed the Federal Deposit Insurance Corporation (FDIC) as a receiver. All of Signature’s deposit accounts and loans were transferred into Signature Bridge Bank, N.A. On March 19, 2023, Flagstar Bank, N.A. entered into an agreement with FDIC to purchase the deposits and loans from Signature Bridge Bank.

On March 12, 2023, a Joint Statement by the U.S. Treasury, Federal Reserve, and FDIC, and a statement by the Federal Reserve Board, was issued stating that actions were approved, enabling the FDIC to complete its resolutions of Signature Bank in a manner that fully protects all depositors. As of the issuance date of these consolidated financial statements, the Company has full access to its funds deposited with Flagstar Bank.

Resignation

On January 25, 2023, the Company’s chief financial officer resigned and agreed to provide consulting services until February 28, 2023.

Amendment Equipment Loan and Security Agreement

On March 27, 2023, the Company executed an amendment to the BTC Note (“Amendment”). The maturity date was extended from June 2021 to March 2026 and the interest rate was increased to 6% per annum.

The monthly principal and interest payments have been adjusted to be 100% of net monthly mining revenue, defined as, for each calendar month, the sum of (a) all of Borrower’s revenue generated from all Bitcoin generated by the Borrower with the Collateral less (b) the sum of the Borrower SG&A in connection with Bitcoin mining operations,

Gryphon Digital Mining, Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

NOTE 14 — SUBSEQUENT EVENT (cont.)

but not to exceed the greater of (x) $100,000 and (y) the amount that is previously preapproved by the Lender in writing for such calendar month; provided, however that, to the extent that SG&A is capped by clause (b) above, any unapplied SG&A may be rolled forward to subsequent months until fully deducted. Notwithstanding the foregoing, unless otherwise approved by Lender, the aggregate amount of SG&A during any rolling twelve-month period shall not exceed $750,000. Provided that if at the end of a fiscal quarter, commencing with the fiscal quarter ending June 30, 2023, if (x) the aggregate principal amount payment received by the Lender for such fiscal quarter exceeds 38.6363638 Bitcoin and (y) the average principal amount payment received by the Lender for each fiscal quarter (commencing fiscal quarter ending June 30, 2023 and through and including the fiscal quarter for which such determination is to be made) exceeds 38.6363638 Bitcoin per fiscal quarter, then, the Borrower shall pay to the Lender 75% of Net Monthly Mining Revenue for the immediately succeeding fiscal quarter (and thereafter, in the following fiscal quarter would shift to 100%).

As consideration for the Amendment, the Company agreed to make a one-time payment of 173.17bitcoins, therefore, reducing the principal balance of bitcoins from 636.81 to 463.64, and a closing fee of $45,000.

Litigation

On or about April 7, 2023, Sphere 3D filed a complaint against the Company in the case styled Sphere 3D Corp. v. Gryphon Digital Mining, Inc., Case No. 23-cv-02954, in the United States District Court for the Southern District of New York (the “Complaint”). The Complaint alleges causes of action for breach of contract, breach of the implied covenant of good faith and fair dealing, and breach of fiduciary duty in connection with the Company’s alleged failure to meet its obligations under the Sphere 3D MSA, and for the Company’s allegedly prioritizing its own interest over Sphere 3D.

In light of the inherent uncertainties involved in such matters and based on the information currently available to the Company, no conclusion has been formed as to whether an unfavorable outcome is either probable or remote, therefore, no opinion is expressed as to the likelihood of an unfavorable outcome or the amount or range of any possible loss to the Company. The Company believes the Complaint is without merit and intends to vigorously defend this lawsuit and will seek dismissal of the lawsuit at the earliest possible opportunity.

In addition, the Complaint alleges two separate data security incidents incurred by the Company on January 27, 2023 and February 1, 2023, the Company was the victim of an email spoofing attack in which a hostile actor impersonated the Chief Financial Officer of Sphere 3D (“CFO”).

A threat actor representing to be the CFO inserted themselves into an email exchange between the CFO and the Company’s CEO, which also included Sphere 3D’s CEO, regarding the transfer of Sphere 3D’s BTC from the Company’s wallet to Sphere 3D’s wallet. The threat actor requested that the BTC be transferred to an alternate wallet. As a result, 26 BTC, with a value of approximately $560,000 at the time, was transferred to a wallet controlled by the threat actor. Via counsel, Gryphon engaged with US Federal law enforcement to recover the BTC. Despite these attempts by law enforcement to recover the BTC, recovery was not possible. Gryphon subsequently wired the commensurate amount in USD to Sphere 3D to make them whole for the stolen BTC. Gryphon also engaged a nationally recognized third-party firm to perform a forensic analysis. The analysis revealed that the threat actor did not enter the email exchange via Gryphon’s IT systems. Sphere 3D made a claim with its insurance carrier. If Sphere 3D’s is reimbursed from its insurance carrier, the Company would request a reimbursement from Sphere 3D. The Company has also subsequently modified its control systems to protect against any future attempted incursions.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

AKERNA CORP.,

AKERNA MERGER CO.,

AND

GRYPHON DIGITAL MINING, INC.

DATED AS OF JANUARY 27, 2023

Annex A-i

Annex A-ii

ANNEXES

Annex A	—	Form of Exchange Agreement

Annex B	—	Form of Post-Closing Equity Plan

Annex C	—	Form of Side Letter

Annex D	—	Form of Support Agreement

Annex E	—	Certificate of Merger

Annex F	—	Surviving Company Certificate of Incorporation

Annex G	—	Surviving Company By laws

Annex A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 27, 2023, is made by and among Akerna Corp., a Delaware corporation (“Acquiror”), Akerna Merger Co., a Delaware corporation and wholly owned direct Subsidiary of Acquiror (“Merger Sub”), and Gryphon Digital Mining, Inc., a Delaware corporation (the “Company”). Each of Acquiror, Merger Sub and the Company may be referred to herein as a “Party” and collectively as the “Parties”.

WHEREAS, upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease and the Company shall be the surviving company and continue its existence under the General Corporation Law of the State of Delaware (as amended, the “DGCL”) as a wholly owned subsidiary of Acquiror;

WHEREAS, for U.S. federal income Tax purposes, the Parties intend that the Merger will be treated as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code or as an exchange to which Section 351 of the Code applies;

WHEREAS, the board of directors of Acquiror (the “Acquiror Board”) has unanimously: (a) determined that this Agreement, the Ancillary Documents and the Transactions are fair to and in the best interests of the Acquiror Stockholders; (b) approved and declared advisable this Agreement, the Ancillary Documents and the Transactions; (c) directed that this Agreement be submitted to the Acquiror Stockholders for adoption; and (d) resolved to recommend to the Acquiror Stockholders adoption of this Agreement and the Ancillary Documents and approval of the Transactions, in each case, in accordance with the DGCL (the “Acquiror Board Recommendation”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously: (a) determined that this Agreement, the Ancillary Documents and the Transactions are fair to and in the best interests of the Company Stockholders; (b) approved and declared advisable this Agreement, the Ancillary Documents and the Transactions; (c) directed that this Agreement be submitted to the Company Stockholders for adoption; and (d) resolved to recommend to the Company Stockholders adoption of this Agreement and the Ancillary Documents and approval of the Transactions, in each case, in accordance with the DGCL;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Acquiror’s and Merger Sub’s willingness to enter into this Agreement, the Company is delivering to Acquiror and Merger Sub the Support Agreement, duly executed by the Approving Company Stockholders; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to the Company’s willingness to enter into this Agreement, Acquiror is delivering to the Company (a) the Support Agreement, duly executed by the Aquiror Supporting Stockholders; (b) the Exchange Agreements, duly executed by Acquiror and each Acquiror Convertible Noteholder; and (c) the Side Letters, duly executed by Acquiror and each Acquiror Convertible Noteholder.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

Article 1
CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Acquiror Canada Holdco” means Akerna Canada Holdings, Inc., a company existing under the laws of the province of Ontario and wholly owned subsidiary of Acquiror.

“Acquiror Capital Stock” means, collectively, the Acquiror Common Stock and the Acquiror Preferred Stock.

“Acquiror Common Stock” means the common stock, par value $0.0001 per share, of Acquiror.

“Acquiror Common Stockholder” means a holder of Acquiror Common Stock.

“Acquiror Convertible Noteholders” means the holders of the Acquiror Convertible Notes.

Annex A-1

“Acquiror Convertible Notes” means the senior secured convertible notes of Acquiror issued on October 5, 2021 with a maturity date of October 5, 2024.

“Acquiror Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by Acquiror on the date of this Agreement.

“Acquiror Employee Benefit Plan” means each compensatory arrangement (including, without limitation, each (a) “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA); and (b) stock option plan, stock purchase plan, or any other equity or equity-based compensation; bonus or incentive plan; severance pay plan, program, or arrangement; deferred compensation arrangement or agreement; employment agreement; compensation plan, program, agreement, or arrangement; change in control plan, program, or arrangement; supplemental income arrangement; retention; retirement; welfare; vacation; fringe benefit; or other compensation or employee benefit plan, program, policy, agreement, or arrangement not described in (a)) that any Acquiror Group Member maintains, sponsors or contributes to, or has (or could reasonably be expected to have) any obligation to contribute to, or under or with respect to which any Acquiror Group Member has (or could reasonably be expected to have) any Liability, contingent or otherwise (including as an ERISA Affiliate).

“Acquiror Exchange Co.” means Akerna Canada Ample Exchange Inc., a company existing under the laws of the Province of Ontario and wholly owned subsidiary of Acquiror Canada Holdco.

“Acquiror Exchangeable Shares” means the redeemable preferred shares of Acquiror Exchange Co., which are exchangeable for Acquiror Common Stock pursuant to the Acquiror Exchangeable Share Support Agreement.

“Acquiror Exchangeable Share Support Agreement” the Exchangeable Share Support Agreement dated July 7, 2020 by and between Acquiror, Acquiror Exchange Co. and Acquiror Canada Holdco.

“Acquiror Fully Diluted Share Number” means, as of immediately prior to the Effective Time, and after giving effect to the Redemptions, the Exchanges and the Reverse Split, the sum of (a) the number of issued and outstanding shares of Acquiror Capital Stock (including all Acquiror Restricted Stock Awards) as of immediately prior to the Effective Time, plus (b) the number of shares of Acquiror Common Stock underlying all Acquiror Stock Options outstanding as of immediately prior to the Effective Time, plus (c) the number of shares of Acquiror Common Stock underlying all Acquiror Restricted Stock Units outstanding as of immediately prior to the Effective Time, plus (d) the number of shares of Acquiror Common Stock underlying all Acquiror Warrants outstanding immediately prior to the Effective Time, plus (e) the number of shares of Acquiror Common Stock to be issued upon giving effect to the Post-Closing Exchanges immediately following the Effective Time.

“Acquiror Fundamental Representations” means the representations and warranties set forth in the first sentence of Section 5.1(a) and the second sentence of Section 5.1(c) (Organization and Qualification), Section 5.2 (Capitalization), Section 5.3 (Authority), Section 5.4(a) (SEC Reports), Section 4.5(b)(i) (Consents and Requisite Government Approvals; No Violations), Section 4.19 (Brokers), and Section 5.26 (Sale Transaction and Wind Down).

“Acquiror Group” means Acquiror and its Subsidiaries.

“Acquiror Group Member” means Acquiror or one of its Subsidiaries, as applicable.

“Acquiror Impairment Effect” any Effect that, individually or in the aggregate, would reasonably be expected to prevent or materially impair the ability of the Acquiror Parties to consummate the Transactions.

“Acquiror Intellectual Property” means the Acquiror Owned Intellectual Property and Acquiror Licensed Intellectual Property.

“Acquiror IT Systems” means all information technology assets, Software, computer and information technology systems and infrastructure, servers, networks, devices, mobile devices, databases, websites, computer hardware and equipment, interfaces, platforms, telecommunications systems and related infrastructure and facilities, and peripherals that are owned, licensed, leased, used, or held for use, by any Acquiror Group Member.

“Acquiror Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Acquiror Group Member.

Annex A-2

“Acquiror Legacy Business” means the provision of software solutions within the cannabis industry.

“Acquiror Licensed Intellectual Property” means Intellectual Property Rights that are licensed, permitted for use or otherwise provided by a third party to any Acquiror Group Member, including, for clarity, all Intellectual Property Rights subject to any Acquiror Inbound Licenses.

“Acquiror Material Adverse Effect” means, any Effect that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, operations, results of operations or condition (whether financial or otherwise) of the Acquiror Group, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be taken into account in determining whether an Acquiror Material Adverse Effect has occurred or would reasonably be expected to occur: (a) any change in applicable Laws (including Pandemic Measures) or GAAP or any official interpretation thereof after the date of this Agreement, (b) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, or any change generally affecting the economy or the industry in which any Acquiror Group Member operates, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, the Ancillary Documents and the Transactions, including the impact thereof on the relationships, contractual or otherwise, of any Acquiror Group Member, with customers, suppliers, licensors, distributors, partners, providers and employees, (d) the compliance with the express terms of this Agreement, the Ancillary Documents and the Transactions or the taking of any action expressly required by this Agreement, the Ancillary Documents and the Transaction; provided, that Acquiror shall have complied with Section 6.1 prior to its compliance with the express terms of the Sale Transaction Agreements or the taking of any action expressly required by the Sale Transaction, (e) any strike, embargo, labor disturbance, riot, protests, cyberterrorism event, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire, meteorological event or other natural disaster, act of God or other force majeure event or any epidemic, disease, outbreak or pandemic (including COVID-19), (f) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, any Acquiror Group Member operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, and (g) any failure of the Acquiror Group, taken as a whole, to meet any projections, forecasts or budgets (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (a) through (g)); provided that in the case of clauses (a), (b), (e) and (f) such Effects may be taken into account in determining the existence of an Acquiror Material Adverse Effect to the extent (but only to the extent) that such Effects have had a disproportionate impact on the Acquiror Parties, taken as a whole, as compared to other industry participants in the industries or markets in which Acquiror operates.

“Acquiror Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by any Acquiror Group Member, including, for clarity, Acquiror Registered Intellectual Property.

“Acquiror Parties” means Acquiror and Merger Sub, individually and as a group.

“Acquiror PPP Loan” means that certain promissory note issued by Acquiror to KeyBank National Association in the aggregate principal amount of $2,240,600 pursuant to the Paycheck Protection Program under the CARES Act.

“Acquiror Preferred Stock” means the preferred stock, par value $0.0001 per share, of Acquiror.

“Acquiror Preferred Stockholder” means a holder of Acquiror Preferred Stock.

“Acquiror Real Property Leases” means all leases, sub-leases, licenses, sub-licenses or other agreements, in each case, pursuant to which the Acquiror Group leases, sub-leases, uses or occupies any real property and all amendments, modifications and supplements thereto.

“Acquiror Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by any Acquiror Group Member.

“Acquiror Restricted Stock Awards” means awards of restricted shares of Acquiror Common Stock.

Annex A-3

“Acquiror Restricted Stock Units” means restricted stock units of Acquiror that may be settled in shares of Acquiror Common Stock.

“Acquiror SEC Reports” means all statements, forms, reports and documents required to be filed or furnished by Acquiror prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws (together with any exhibits and schedules thereto and other information incorporated by reference therein, and as they have been supplemented, modified or amended since the time of filing).

“Acquiror Series A Preferred Stock” means the Series A Convertible Redeemable Preferred Stock, par value $0.0001 per share, of Acquiror.

“Acquiror Series B Preferred Stock” means the Series B Convertible Redeemable Preferred Stock, par value $0.0001 per share, of Acquiror.

“Acquiror Series C Preferred Stock” means the Series C Preferred Stock, par value $0.0001 per share, of Acquiror.

“Acquiror Software” means all proprietary Software owned or purported to be owned by any Acquiror Group Member, including any under development.

“Acquiror Special Voting Share” means the share of Special Voting Preferred Stock, par value $0.0001 per share, of Acquiror.

“Acquiror Stock Options” means options to acquire shares of Acquiror Common Stock from Acquiror.

“Acquiror Stock Plan” means Acquiror’s Amended and Restated 2019 Long Term Incentive Plan, as amended from time to time.

“Acquiror Stockholder Approval” means the approval of all Acquiror Stockholder Approval Matters by the holders of the requisite number of shares of Acquiror Capital Stock entitled to vote thereon, in accordance with the Governing Documents of Acquiror, applicable Law and the rules of Nasdaq (the “Approving Acquiror Stockholders”).

“Acquiror Stockholder Approval Matters” means, collectively: (a) the Sale Transaction, (b) the issuance of the shares of Acquiror Common Stock comprising the Merger Consideration pursuant to this Agreement; (c) the change of control of Acquiror resulting from the transactions contemplated by this Agreement pursuant to the rules of Nasdaq; (d) the Post-Closing Equity Plan; and (e) the Post-Closing Board Composition; (e) the Reverse Split; (f) an amendment to the Certificate of Incorporation of Acquiror to increase the number of authorized shares of Acquiror Common Stock, to the extent requested by the Company; and (g) an amendment to the Certificate of Incorporation of Acquiror to change the name of Acquiror to a name designated by the Company.

“Acquiror Stockholders” means the Acquiror Common Stockholders and the Acquiror Preferred Stockholders.

“Acquiror Supporting Stockholders” means the Acquiror Stockholders and Acquiror Convertible Noteholders listed on Schedule 1.1 hereto.

“Acquiror Warrants” means warrants to purchase shares of Acquiror Common Stock.

“Acquisition Proposal” means, other than the Transactions and the Sale Transaction, any proposal or offer with respect to any direct or indirect acquisition or purchase or license, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, licensing or similar transaction, or otherwise, of (a) assets or businesses of the Acquiror Group that generate 10% or more of the net revenues or net income (for the 12-month period ending on the last day of the Acquiror Group’s most recently completed fiscal quarter) or that represent 10% or more of the total assets (based on fair market value) of the Acquiror Group immediately prior to such transaction, or (b) 5% or more of any class of capital stock, other equity securities or voting power of Acquiror, any of its Subsidiaries or any resulting parent company of Acquiror, in each case other than the Transactions.

“Adjusted Warrant Share Reserve Number” means the aggregate number of shares of Acquiror Common Stock with respect to which the Adjusted Warrants will be exercisable following consummation of the Merger.

Annex A-4

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Ample” means Ample Organics Inc., an Ontario corporation.

“Ancillary Documents” means the Letters of Transmittal, the Support Agreement, the Side Letters, the Exchange Agreements and each other agreement, document, instrument or certificate executed or contemplated by this Agreement to be executed by the Parties in connection with the Transactions.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) and (b) any other applicable anti-bribery or anti-corruption Laws concerning or relating to bribery, corruption, fraud, improper payments and money laundering.

“Applicable Per Share Portion” means, with respect to any share of any class or series of Company Capital Stock, the number of shares of Acquiror Common Stock comprising the Merger Consideration payable in respect of a share of such class and series of Company Capital Stock, as set forth in the Allocation Statement.

“Approving Acquiror Stockholders” has the meaning set forth in the definition of Acquiror Stockholder Approval.

“Approving Company Stockholders” has the meaning set forth in the definition of Company Stockholder Approval.

“Business Data” means all data, information, and works of authorship in any medium collected, generated, or used by the Acquiror Group or the Company Group, as applicable, in the conduct of their respective businesses, including all proprietary information of or relating to the such businesses in the possession, custody, or control of the Acquiror Group or the Company Group, as applicable, or otherwise held or processed on the Acquiror Group’s or the Company Group’s behalf, as applicable.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116–13 and any similar or successor legislation, executive order or executive memo relating to the COVID-19 pandemic, as well as any applicable guidance issued thereunder or relating thereto (including, without limitation, IRS Notice 2020-65, 2020-38 IRB, and the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing Covid-19 Disaster, dated August 8, 2020), and any subsequent legal requirement intended to address the consequences of the COVID-19 pandemic, including the Health and Economic Recovery Omnibus Emergency Solutions Act 6.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Capital Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Certificate of Incorporation” means the Second Amended and Restated Certificate of Incorporation of the Company.

“Company Common Share Merger Consideration” means the Applicable Per Share Portion of the Merger Consideration payable in respect of a share of Company Common Stock, as set forth in the Allocation Statement.

“Company Common Stock” means the common stock, par value $0.0001 of the Company.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to Acquiror by the Company on the date of this Agreement.

“Company Employee Benefit Plan” means each compensatory arrangement (including (a) “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA); and (b) stock option plan, stock purchase plan, or any other equity or equity-based compensation; bonus or incentive plan; severance pay plan,

Annex A-5

program, or arrangement; deferred compensation arrangement or agreement; employment agreement; compensation plan, program, agreement, or arrangement; change in control plan, program, or arrangement; supplemental income arrangement; retention; retirement; welfare; vacation; fringe benefit; or other compensation or employee benefit plan, program, policy, agreement, or arrangement not described in (a)) under or with respect to which the Company has any material Liability, contingent or otherwise (including as an ERISA Affiliate).

“Company Fundamental Representations” means the representations and warranties set forth in the first sentence of Section 4.1(a) and the second sentence of Section 4.1(c) (Organization and Qualification), Section 4.2(a) and Section 4.2(b) (Capitalization), Section 4.3 (Authority), Section 4.5(b)(i) (Consents and Requisite Government Approvals; No Violations), and Section 4.19 (Brokers).

“Company Group” means the Company and its Subsidiaries.

“Company Group Member” means the Company or one of its Subsidiaries, as applicable.

“Company Impairment Effect” means any Effect that would, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of the Company to consummate the Transactions.

“Company Intellectual Property” means the Company Owned Intellectual Property and Company Licensed Intellectual Property.

“Company IT Systems” means all information technology assets, Software, computer and information technology systems and infrastructure, servers, networks, devices, mobile devices, databases, websites, computer hardware and equipment, interfaces, platforms, telecommunications systems and related infrastructure and facilities, and peripherals that are owned, licensed, leased, used, or held for use, by any Company Group Member.

“Company Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Company Group Member.

“Company Licensed Intellectual Property” means Intellectual Property Rights that are licensed, permitted for use or otherwise provided by a third party to any Company Group Member, including, for clarity, all Intellectual Property Rights subject to any Company Inbound Licenses.

“Company Material Adverse Effect” means, any Effect that, individually or in the aggregate, with any other Effect has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, operations, results of operations or condition (financial or otherwise) of the Company Group, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (a) any change in applicable Laws (including Pandemic Measures) or GAAP or any official interpretation thereof after the date of this Agreement, (b) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, or any change generally affecting the economy or the industry in which any Company Group Member operates, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, the Ancillary Documents and the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company Group with customers, suppliers, licensors, distributors, partners, providers and employees, (d) the compliance with the express terms of this Agreement, the Ancillary Documents and the Transactions, or the taking of any action expressly required by this Agreement, the Ancillary Documents and the Transactions, (e) any strike, embargo, labor disturbance, riot, protests, cyberterrorism event, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire, meteorological event or other natural disaster, act of God or other force majeure event or any epidemic, disease, outbreak or pandemic (including COVID-19), (f) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, any Company Group Member operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States

Annex A-6

or such other country military installation, equipment or personnel, and (g) any failure of the Company Group, taken as a whole, to meet any projections, forecasts or budgets (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (a) through (f)); provided that in the case of clauses (a), (b), (e) and (f) such Effects may be taken into account in determining the existence of a Company Material Adverse Effect to the extent (but only to the extent) that such Effects have had a disproportionate impact on the Company Group, taken as a whole, as compared to other industry participants in the industries or markets in which the Company Group operates.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by any Company Group Member, including, for clarity, Company Registered Intellectual Property.

“Company Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Company.

“Company Real Property Leases” means all leases, sub-leases, licenses, sub-licenses or other agreements, in each case, pursuant to which the Company Group leases, sub-leases, uses or occupies any real property and all amendments, modifications and supplements thereto.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by any Company Group Member.

“Company Software” means all proprietary Software owned or purported to be owned by any Company Group Member, including any under development.

“Company Stockholders” means all Persons who hold Company Capital Stock.

“Company Stockholder Approval” means the adoption of this Agreement and the Ancillary Documents, and approval of the Merger, by the holders of the requisite number of shares of Company Capital Stock entitled to vote thereon, in accordance with the Governing Documents of the Company and applicable Law (the “Approving Company Stockholders”).

“Company Stockholder Written Consent” means an action by written consent of the Company Stockholders, duly executed by the Approving Company Stockholders, providing the Company Stockholder Approval.

“Company Warrants” means warrants to purchase shares of Company Common Stock.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of August 17, 2022, between Company and Acquiror.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent, permit, clearance or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Contract” or “Contracts” means any agreement, contract, subcontract license, lease, sublease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of its properties or assets.

“Contractor” means any individual who performed services as an independent contractor, consultant, or freelancer used by any Company Group Member or Acquiror Group Member, as applicable, at any point during the prior three years.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“Effect” means any event, change, effect, occurrence, circumstance or development.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment (including natural resources) or human health or safety, or the use, storage, emission, distribution, transport, handling, disposal or release of, or exposure of any Person to, Hazardous Substances.

“Equity Securities” means, with respect to any Person, (a) any share of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interest in, any such Person, (b) any securities of such Person convertible into or exchangeable for cash or shares of capital or capital stock

Annex A-7

or other voting securities of, or other ownership interests in, such Person, (c) any warrants, calls, options, contingent value rights or other rights to acquire from such Person, or other obligations of such Person to issue, any shares of capital or capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person, (d) any restricted shares, stock appreciation rights, restricted units, performance units, contingent value rights, “phantom” stock, equity or equity-based rights or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital or capital stock or other voting securities of, other ownership interests in, or any business, products or assets of, such Person and (e) any securities issued or issuable with respect to the securities or interests referred to in clauses (a) through (d) above in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means with respect to a Party, any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes such Party.

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701-1706), the Export Control Reform Act (50 U.S.C. §§ 4801-4852), Section 999 of the Internal Revenue Code, Title 19 of the U.S. Code, the Export Administration Regulations (15 C.F.R. Parts 730-774), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the U.S. customs regulations (19 C.F.R. Chapter 1), the Foreign Trade Regulations (15 C.F.R. Part 30), and EU Council Regulation No. 2021/821.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agreements” means the Exchange Agreements, dated the date hereof, by and between Acquiror and each holder of an Acquiror Convertible Note, in the form attached hereto as Annex A.

“Exchanges” means (i) the exchange of certain principal amounts outstanding under the Acquiror Convertible Notes for shares of Acquiror Series C Preferred Stock in accordance with the Exchange Agreements, and (ii) the exchange or redemption of all issued and outstanding Acquiror Exchangeable Shares for shares of Acquiror Common Stock.

“Federal Securities Laws” means U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of Nasdaq that are applicable to Acquiror.

“Fraud” with respect to any Party, means actual common law fraud by such Party, as determined under the Laws of the State of Delaware, through the making of a specific representation or warranty expressly set forth in Article 4 or Article 5 of this Agreement, as applicable, or any certificate delivered hereunder.

“GAAP” means United States generally accepted accounting principles.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or other organizational documents of such Person. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation (including certificates of designation of preferred stock) and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.

“Governmental Entity” means any (a) federal, state, local, municipal, provincial, transnational or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal (public or private) or (d) self-regulatory organization or securities exchange, including Nasdaq.

Annex A-8

“Hazardous Substance” means material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning), or for which standards of conduct or Liability may be imposed, under Environmental Laws, including petroleum, petroleum by-products, mold, asbestos or asbestos-containing material, polychlorinated biphenyls, per- and polyfluoroalkyl substances, flammable or explosive substances, or pesticides.

“Indebtedness” means, with respect to any Person as of any time, without duplication, (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, all indebtedness for borrowed money of such Person or indebtedness issued by such Person in substitution or exchange for borrowed money, (b) all indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, in each case, as of such time of such Person, (c) all obligations for the deferred purchase price of businesses, property or assets, including “earn-outs,” “seller notes” and all other forms of contingent or deferred consideration, or other services (other than trade payables incurred in the ordinary course of business that are not past due), (d) all obligations as lessee that are required to be capitalized in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (h) all obligations of the type referred to in clauses (a) through (g) of this definition of any other Person, the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations.

“Intellectual Property Rights” means all intellectual property and other proprietary rights (including with respect to technology) created, arising, or protected under applicable Law (or any other similar statutory provision or common law doctrine in the United States or anywhere else in the world), including all: (a) patents, patent applications, patent disclosures, and inventions and all improvements thereto (whether or not patentable or reduced to practice), and all reissues, continuations, continuations-in-part, revisions, divisional, extensions, and reexaminations in connection therewith (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, trade dress and logos, together with the goodwill of the business associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and all works of authorship, whether or not registered, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) internet domain names; (e) intellectual property rights in Software; and (f) trade secrets, and any other intellectual property and proprietary rights in know-how, technologies, data, databases, processes, techniques, protocols, methods, formulae, algorithms, layouts, designs, specifications and confidential and proprietary information.

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, ordinance, treaty, rule, code, regulation or other binding directive issued, promulgated or enforced by a Governmental Entity.

“Letter of Transmittal” means a letter of transmittal in form and substance reasonably acceptable to Acquiror and the Company.

“Liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law, Proceeding or Order and those arising under any Contract.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, lien, easement, license or sub-license, charge, option, right of first refusal, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Merger Consideration” means a number of shares of Acquiror Common Stock equal to (a) the quotient obtained by dividing (i) the Acquiror Fully Diluted Share Number by (ii) 0.075, minus (b) the Acquiror Fully Diluted Share Number minus (c) the Adjusted Warrant Share Reserve Number.

“MJF” means MJ Freeway, LLC, a Colorado limited liability company.

Annex A-9

“MJF Purchaser” means POSaBIT Systems Corporation, a British Columbia corporation.

“Multiemployer Plan” has the meaning set forth in Sections 3(37) or 4001(a)(3) of ERISA.

“Nasdaq” means The Nasdaq Capital Market.

“Nasdaq Listing Application” means an application to list the shares of Acquiror Common Stock comprising the Merger Consideration, and to continue to list the Acquiror Common Stock, on Nasdaq following the consummation of the Merger and the other Transactions.

“Nasdaq Approval” means approval from Nasdaq for the continued listing of the Acquiror Common Stock (including the shares of Acquiror Common Stock comprising the Merger Consideration) on Nasdaq following the consummation of the Merger and the other Transactions (subject to official notice of issuance).

“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Entity in each case in connection with or in response to COVID-19, including the CARES Act.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“Permits” means any approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Entity.

“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, that relate to amounts not yet due and payable or that are being contested in good faith through appropriate Proceedings, in each case only to the extent appropriate reserves have been established in accordance with GAAP, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes not yet due and payable, (d) all exceptions and exclusions set forth in any title reports or commitments with respect to the Real Property, and (e)(i) matters that would be disclosed by an inspection or accurate survey of the Real Property, (ii) all building, land use, entitlement and zoning codes, Environmental Laws and other applicable Laws heretofore, now or hereafter enacted, made or issued, (iii) all matters of title that are recorded, and (iv) other Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions) of record that, as to subclauses (i), (ii), (iii) and (iv), (A) do not or would not, individually or in the aggregate, materially interfere with the uses or occupancy of such real property as such real property is currently used or occupied, and (B) do not or would not, individually or in the aggregate, materially detract from the current value of such real property.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Post-Closing Board Composition” means the composition of the Acquiror Board immediately following the Closing as set forth in Section 6.13.

“Post-Closing Equity Plan” means the 2022 Omnibus Incentive Plan of Acquiror, to be effective immediately following the Closing, in the form attached hereto as Annex B.

“Post-Closing Exchanges” means the exchange or redemption of all issued and outstanding shares of Acquiror Series C Preferred Stock, and all amounts outstanding under the Acquiror Convertible Notes, for shares of Acquiror Common Stock, with such exchanges to be effective immediately following the Effective Time, in accordance with the Governing Documents of Acquiror, the Acquiror Convertible Notes and the Exchange Agreements.

“Proceeding” means any lawsuit, litigation, action, proceeding, suit, investigation, arbitration or mediation (in each case, whether civil, criminal or administrative and whether public or private) pending by or before any Governmental Entity.

Annex A-10

“Process” (or “Processing” or “Processes”) means any operation or set of operations, such as the collection, recording, organization, use, storage, adaptation or alteration, retrieval, consultation, recording, distribution, transfer, import, export, disposal, disclosure, dissemination or otherwise making available, alignment or combination, blocking, erasure, or destruction, performed upon Business Data, whether electronically, automatically, or in any other form or medium.

“Redemptions” means the redemption by Acquiror of all issued and outstanding shares of Acquiror Series A Preferred Stock and Acquiror Series B Preferred Stock prior to the Effective Time in accordance with the Governing Documents of Acquiror and applicable Law.

“Registered Intellectual Property” means all currently issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights, and Internet domain name registrations and all other Intellectual Property Rights registered or applied for with a Governmental Entity (e.g., USPTO, WIPO, etc.).

“Representatives” means with respect to a Person, such Person’s directors or managers, officers, employees, and legal, financial, internal and independent accounting and other advisors and representatives.

“Reverse Split” means a reverse stock split of all outstanding shares of Acquiror Capital Stock (after consummation of the Redemptions at a reverse stock split ratio between 1-for-2 and 1-for-20, to be agreed between the Company and Acquiror. The ratio of the Reverse Split shall be determined taking into account the anticipated effect of the Post-Closing Exchanges.

“Sale Transaction Agreements” means all of the definitive Contracts governing the Sale Transaction.

“Sale Transaction” means the sale by Acquiror to the MJF Purchaser of MJF and Ample, such Sale Transaction to close concurrent with the Merger.

“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws and regulations administered or enforced by the United States (including by the U.S. Department of the Treasury, Office of Foreign Assets Control or the U.S. Department of State), the United Nations Security Council, the European Union, and the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the Acquiror Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Security Incident” means (a) any unauthorized access, acquisition, interruption, alteration or modification, loss, theft, corruption or other unauthorized Processing of Business Data, (b) inadvertent, unauthorized, or unlawful sale or rental of Business Data, or (c) any breach of the security of or other unauthorized access to or use of or other compromise to the integrity or availability of the Company IT Systems or the Acquiror IT Systems, as applicable.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Side Letter” means the Letter Agreements, dated the date hereof, by and between Acquiror and each holder of an Acquiror Convertible Note, in the form attached hereto as Annex C.

“Software” means any and all (a) computer programs (including any and all software implementations of algorithms, models and methodologies), assemblers, applets, compilers, interfaces, applications, utilities, diagnostics and embedded systems, tools, firmware, and computations, each of the forgoing in any form or format; and (b) documentation related to the foregoing, such as user manuals, training materials, flowcharts, and other work product used to design, plan, organize, develop or operate any of the foregoing and, to the extent embodied in any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons.

Annex A-11

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of the preceding clause (b), a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Superior Proposal” means any unsolicited bona fide binding written Acquisition Proposal that is fully financed or has fully committed financing that the Acquiror Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, is (a) more favorable to the Acquiror Stockholders from a financial point of view than the Transactions (including any adjustment to the terms and conditions proposed by the Company in response to such proposal) and (b) reasonably likely of being completed on the terms proposed on a timely basis; provided, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “5%” or “10%” shall be deemed to be references to “all or substantially all”.

“Support Agreements” means the Support Agreements, dated the date hereof, by and between (a) Acquiror and the Approving Company Stockholders and (b) the Company and the Acquiror Supporting Stockholders, in the form attached hereto as Annex D.

“Tax” means any federal, state, local, non-U.S. or other income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, production, service use, environmental, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), real property gains, capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, turnover, escheat, unclaimed property, windfall profits or other taxes of any kind whatsoever, or any fee, assessment or charge of any kind in the nature of (or similar to) taxes, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not.

“Tax Authority” means any Governmental Entity responsible for the assessment, collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, reports, claims for refund and any other documents relating to Taxes, together with any schedules or attachments thereto or amendments thereof, relating to Taxes filed or required to be filed with any Governmental Entity.

“Termination Date” means July 15, 2023; provided, however, if the SEC has not declared effective under the Securities Act the Form S-4 by May 15, 2023, then either Acquiror or the Company shall be entitled to extend the Termination Date by up to 60 days by providing written notice to the other.

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Documents, including the Merger, the Sale Transaction, the Wind Down, the Redemptions, the Exchanges, the Post-Closing Exchanges and the Reverse Split.

“Transfer Tax” means any direct or indirect transfer (including real estate transfer), sales, use, stamp, documentary, registration, conveyance, recording, or other similar Taxes or governmental fees (and any interest, penalty, or addition with respect thereto) payable as a result of the consummation of the Transactions.

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable foreign, state or local Laws.

Annex A-12

“Willful Breach” means an intentional and willful breach, or an intentional and willful failure to perform, in each case that is the consequence of an act or omission by a Party with the knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

“Wind Down” means the winding down of the Acquiror Legacy Business following consummation of the Sale Transaction, which shall include the divestiture by the Acquiror Group Members of all assets used or held for use in the Acquiror Legacy Business that are not sold in the Sale Transaction, and the payment and satisfaction of all Liabilities of the Acquiror Group Members arising out of, resulting from or relating to the Acquiror Legacy Business that are not transferred in the Sale Transaction.

Section 1.2 Certain Defined Terms. Each of the following terms is defined in the Section set forth opposite such term:

Acquiror Capitalization Freeze Date	3.3(a)
Acquiror D&O Persons	6.11
Acquiror Inbound Licenses	5.12(c)
Acquiror Material Contractor	4.16(i)
Acquiror Material Contracts	5.7(a)
Acquiror Related Party	5.21
Acquiror Related Party Transactions	5.21
Acquiror Stock Awards	5.2(b)
Acquiror Subsidiaries	5.1(a)
Adjusted Warrant	3.1(b)
Adverse Recommendation Change	6.6(b)(i)
Allocation Statement	3.3(b)
Alternative Acquisition Agreement	6.6(b)(ii)
Annual Company Financial Statements	4.4(a)
Bridge Note	6.17(a)
Certificate of Merger	2.1(a)
Closing	2.3
Closing Date	2.3
Closing Press Release	6.4(b)
Company Business	8.4(a)
Company Capitalization Freeze Date	3.3(b)
Company D&O Persons	6.12(a)
Company Financial Statements	4.4(a)
Company Inbound Licenses	4.12(c)
Company Material Contractor	4.16(i)
Company Material Contracts	4.7(a)
Company Material Customers	4.22(a)
Company Material Permits	4.6
Company Material Suppliers	4.22(b)
Company Related Party	4.21
Company Related Party Transactions	4.21
Company Stockholders Meeting	6.8(a)
Company Subsidiaries	4.1(c)
Effective Time	2.3
Exchange Agent	3.4(a)
Expense Financing	6.17(b)
Form S-4	6.8(a)
Intended Tax Treatment	6.5(a)
Interim Company Financial Statements	4.4(a)
Knowledge of Acquiror	9.12
Knowledge of Company	9.12

Annex A-13

Merger	1.1(a)
Merger Consideration Statement	3.3(a)
Pre-Closing Financing	6.17(a)
Proxy Statement	6.8(a)
Reimbursed Expenses	8.3(b)
Restricted Period	8.4(a)
Restricted Territory	8.4(a)
Retained Legacy Assets	5.26(a)
Section 16(b)	6.14
Signing Press Release	6.4(b)
Surviving Company	2.1(b)
Takeover Laws	5.23(a)
Termination Fee	8.3(a)
Transaction Litigation	6.16
Unknown Retained Liabilities	5.26(b)

Article 2
MERGER; CLOSING

Section 2.1 Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, with the Company being the surviving company (the “Merger”). The Merger shall be evidenced by a Certificate of Merger between Merger Sub and the Company in substantially the form of Annex E hereto (the “Certificate of Merger”).

(b) Upon consummation of the Merger at the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving company of the Merger (the “Surviving Company”), shall continue its corporate existence under the DGCL.

Section 2.2 Effects of the Merger. From and after the Effective Time, the Surviving Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Merger Sub and the Company, all as provided under the DGCL.

Section 2.3 Closing; Effective Time. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place by electronic exchange of fully-executed agreements, commencing at 10:00 a.m., New York City time, on the date which is not later than three Business Days after the date on which all conditions set forth in Article 7 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other date, time and place as Acquiror and the Company may mutually agree. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”. Subject to the satisfaction or waiver of all of the conditions set forth in Article 7, the Acquiror Parties and the Company shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the DGCL on the Closing Date. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

Section 2.4 Certificate of Incorporation and Bylaws of the Surviving Company. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Company, the certificate of incorporation of the Company shall be amended and restated substantially in the form attached hereto as Annex F, the bylaws of the Company shall be amended and restated in the form attached hereto as Annex G, and each shall be the certificate of incorporation and bylaws of the Surviving Company until thereafter amended as provided therein and under the DGCL.

Section 2.5 Directors and Officers of the Surviving Company. At the Effective Time, the members of the Company Board immediately prior to the Effective Time shall comprise the board of directors of the Surviving Company, each to hold office until the earlier of his or her resignation or removal or he or she otherwise ceases to be an director, or

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until his or her respective successor is duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company, each to hold office until the earlier of his or her resignation or removal, or he or she otherwise ceases to be an officer or until his or her respective successor is duly elected and qualified, as the case may be.

Section 2.6 Corporate Name Change. Immediately following the Effective Time, Acquiror shall file an amendment to its Certificate of Incorporation to change its name to a name designated by the Company.

Article 3
EFFECTS OF THE MERGER ON EQUITY SECURITIES

Section 3.1 Conversion of Company Capital Stock; Company Warrants.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the Acquiror Parties, the Company or any Company Stockholder, each share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become the right to receive the Applicable Per Share Portion of the Merger Consideration with respect to such share of Company Capital Stock as set forth in the Allocation Statement. As of the Effective Time, all such shares of Company Capital Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each Holder shall thereafter cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 3.1(a).

(b) At the Effective Time, by virtue of the Merger and without any action on the part of the Acquiror Parties, the Company, any Company Stockholder or the holder of any Company Warrant, each Company Warrant that is issued and outstanding immediately prior to the Effective Time shall automatically be assumed by Acquiror and shall become a warrant to acquire, on the same terms and conditions as were applicable under such Company Warrant, such number of shares of Acquiror Common Stock as is equal to the number of shares of Company Common Stock subject to the unexercised portion of the Company Warrant immediately prior to the Effective Time multiplied by the Company Common Share Merger Consideration (rounded down to the nearest whole share number), at an exercise price per share equal to the exercise price per share of such Company Warrant immediately prior to the Effective Time divided by the Company Common Share Merger Consideration (rounded up to the nearest whole cent) (each such Company Warrant, as so adjusted, an “Adjusted Warrant”). The Company shall, prior to the Effective Time, take all actions necessary or desirable in connection with the treatment of the Company Warrants contemplated by this Section 3.1(b). Acquiror shall take all corporate actions necessary to reserve a number of shares of Acquiror Common Stock equal to the Adjusted Warrant Share Reserve Number, for issuance upon exercise of the Adjusted Warrants.

Section 3.2 Merger Sub Interests. At the Effective Time, by virtue of the Merger and without any action on the part of the Acquiror Parties or the Company, each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Company.

Section 3.3 Acquiror Fully Diluted Share Number Calculation; Allocation Statement.

(a) No later than 5:00 p.m., New York City time, on the Business Day prior to the Closing Date, Acquiror shall deliver to the Company a statement (the “Merger Consideration Statement”) setting forth its calculation of the Acquiror Fully Diluted Share Number and the Merger Consideration, together with reasonable supporting documentation (which shall include (i) a certificate of Acquiror’s transfer agent as to the number of shares of Acquiror Capital Stock (including all Acquiror Restricted Stock Awards) outstanding as of such date, after giving effect to the Reverse Split, the Exchanges and the Redemptions, and (ii) a true, correct and complete ledger of all outstanding Acquiror Stock Options, Acquiror Restricted Stock Units and Acquiror Warrants, certified by the Chief Financial Officer of Acquiror). The date on which the Merger Consideration Statement is delivered pursuant to this Section 3.3(a) is referred to herein as the “Acquiror Capitalization Freeze Date.”

(b) No later than 7:00 p.m., New York City time, on the Business Day prior to the Closing Date, the Company shall deliver to Acquiror an allocation statement (the “Allocation Statement”) setting forth (a) the Applicable Per Share Portion of the Merger Consideration attributable to a share of each class or series of Company Capital Stock, and (b) an allocation of the Merger Consideration among the Company Stockholders. Notwithstanding anything to the contrary in this Agreement, the Acquiror Parties and, following the Closing, the Surviving Company and its Subsidiaries, shall be entitled to rely on, without any obligation to investigate or verify the accuracy or correctness thereof, the Allocation Statement (including all determinations therein), and no Company Stockholder shall be entitled

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to any amount in excess of the amounts to be paid to such Company Stockholder in accordance with this Agreement and the Allocation Statement. The Allocation Statement shall be prepared in accordance with the Company Certificate of Incorporation. The date on which the Allocation Statement is delivered pursuant to this Section 3.3(b) is referred to herein as the “Company Capitalization Freeze Date.”

Section 3.4 Payment; Letter of Transmittal.

(a) At or promptly following the Effective Time, Acquiror shall deposit, or cause to be deposited, with an exchange agent (the “Exchange Agent”) as mutually agreed by Acquiror and the Company, evidence of shares of Acquiror Common Stock (which may include direct registration advice slips and/or certificates representing such shares of Acquiror Common Stock, at Acquiror’s election) representing the number of shares of Acquiror Common Stock sufficient to deliver the Merger Consideration.

(b) At least three Business Days prior to the Closing Date, the Company or the Exchange Agent shall mail or otherwise deliver to each Company Stockholder a Letter of Transmittal. No Company Stockholder shall be entitled to receive any portion of the Merger Consideration unless such Company Stockholder has delivered a properly completed and executed Letter of Transmittal (including any required certifications) to the Exchange Agent. With respect to any Company Stockholder that delivers a properly completed and executed Letter of Transmittal (including any required certifications) to the Exchange Agent at or prior to the Effective Time, Acquiror shall instruct the Exchange Agent to issue such Company Stockholder the portion of the Merger Consideration to which such Company Stockholder is entitled pursuant to Section 3.1 at or promptly after the Closing. With respect to any Company Stockholder that delivers a properly completed and executed Letter of Transmittal to the Exchange Agent after the Effective Time, Acquiror shall instruct the Exchange Agent to issue such Company Stockholder the portion of the Merger Consideration to which such Company Stockholder is entitled pursuant to Section 3.1 promptly following the Exchange Agent’s receipt of such documents. From and after the Effective Time, there shall be no further registration of transfers of Company Capital Stock on the transfer books of the Surviving Company.

(c) If any Merger Consideration is to be issued to a Person other than the Company Stockholder in whose name the applicable Company Capital Stock is registered, it shall be a condition to the issuance of such Merger Consideration that (i) such Company Capital Stock shall have been properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer or similar Taxes required as a result of such consideration being issued to a Person other than the registered holder of Company Capital Stock or establish to the satisfaction of the Exchange Agent that such transfer or similar Taxes have been paid or are not payable.

(d) No interest will be paid or accrued on the Merger Consideration (or any portion thereof). From and after the Effective Time, until surrendered in accordance with this Section 3.4, each share of Company Capital Stock shall solely represent the right to receive the Merger Consideration to which such share of Company Capital Stock is entitled to receive pursuant to Section 3.1.

(e) Notwithstanding anything to the contrary contained herein, no fraction of a share of Acquiror Common Stock will be issued by virtue of this Agreement or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Acquiror Common Stock (after aggregating all shares of Acquiror Common Stock to which such Person otherwise would be entitled) shall instead have the number of shares of Acquiror Common Stock issued to such Person rounded down to the nearest whole share of Acquiror Common Stock.

Section 3.5 Exchange Agent. Promptly following the earlier of (a) the date on which the entire Merger Consideration has been issued and (b) the date that is 24 months after the Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror any remaining portion of the Merger Consideration, Letters of Transmittal, and other documents in its possession relating to the Transactions, and the Exchange Agent’s duties shall terminate. Thereafter, each Company Stockholder may look only to Acquiror (subject to applicable abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration that such Company Stockholder may have the right to receive pursuant to this Article 3 without any interest thereon.

Section 3.6 No Liability; Withholding.

(a) None of Acquiror, the Surviving Company or the Exchange Agent shall be liable to any Person for any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration that remains undistributed to the Company Stockholders as of immediately prior to the date on which

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the Merger Consideration would otherwise escheat to or become the property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(b) Notwithstanding anything herein to the contrary, each of Acquiror, Merger Sub, the Surviving Company and the Exchange Agent (without duplication) and any of their Affiliates shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under any applicable Law. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Article 4
REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

Subject to Section 9.8, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to the Acquiror Parties, as of the date of this Agreement and as of the Closing Date, as follows:

Section 4.1 Organization and Qualification.

(a) The Company has been duly incorporated, is validly existing as a corporation and is in good standing under the Laws of the State of Delaware and has the power and authority to own, operate and lease its properties, rights and assets and to carry on its business as presently conducted. True and complete copies of the Governing Documents of each Company Group Member have been made available to Acquiror, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of each Company Group Member are in full force and effect, and no Company Group Member is in breach or violation of any provision set forth in its Governing Documents.

(b) The Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of its business, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect or a Company Impairment Effect.

(c) The Subsidiaries of the Company, together with details of their respective jurisdiction of incorporation or organization, are set forth on Section 4.1(c) of the Company Disclosure Schedules (the “Company Subsidiaries”). The Company Subsidiaries have been duly formed or organized, are validly existing under the laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, operate and lease their properties, rights and assets and to conduct their business as it is now being conducted. Each Company Subsidiary is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, be reasonably expect to have a Company Material Adverse Effect or a Company Impairment Effect.

Section 4.2 Capitalization.

(a) Section 4.2(a) of the Company Disclosure Schedules sets forth, as of the date of this Agreement, a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Company Group Member authorized and issued and outstanding, and (ii) the identity of the Persons that are the record and beneficial owners thereof. All of the outstanding shares of Company Capital Stock and all outstanding Equity Securities of the Company Subsidiaries have been duly authorized and validly issued and are fully paid and, in the case of any Company Subsidiary that is a corporation, non-assessable. Except as set forth on Section 4.2(a) of the Company Disclosure Schedules, there are no Equity Securities of any Company Group Member authorized, reserved, issued or outstanding. The outstanding shares of Company Capital Stock and all outstanding Equity Securities of the Company Subsidiaries (A) were not issued in violation of the Governing Documents of any Company Group Member or any other Contract to which any Company Group Member is party or bound, (B) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar

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rights of any Person, (C) have been offered, sold and issued in compliance with applicable Law, including applicable Securities Laws, and (D) are free and clear of all Liens (other than transfer restrictions under applicable Securities Law and the applicable Company Group Member’s Governing Documents). Except as set forth in Section 4.2(a) of the Company Disclosure Schedules, no Company Group Member has any outstanding, or is a party to, any (x) equity appreciation or profit participation rights or (y) options, restricted stock, profits interests, phantom stock, warrants, bonds, notes, debentures or other instruments of Indebtedness, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts, in the case of each of clause (x) and (y), that would require any Company Group Member to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of any Company Group Member. There are no Equity Securities, instruments of Indebtedness or other rights or Contracts that entitle the holder thereof to vote on any matter submitted to the equity holders of any Company Group Member except as set forth on Section 4.2(a) of the Company Disclosure Schedules. Except as set forth in the Governing Documents of the Company Group Members, no Person is entitled to any preemptive or similar rights to subscribe for Equity Securities of any Company Group Member. No Company Group Member is a party to any voting trusts, proxies or other Contracts with respect to the voting or transfer of any Company Capital Stock (other than the Governing Documents of the Company) or any Equity Securities of any Company Subsidiary.

(b) Except as set forth on Section 4.2(b) of the Company Disclosure Schedules, no Company Group Member owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any Person or the right to acquire any such Equity Securities, and no Company Group Member is a partner or member of any partnership, limited liability company or joint venture (other than any other Company Group Member).

(c) Assuming the Merger Consideration Statement to be delivered by Acquiror to the Company pursuant to Section 3.3(a) is accurate and complete, the Allocation Statement to be delivered by the Company to Acquiror pursuant to Section 3.3 will also be true, correct and complete when so delivered.

Section 4.3 Authority.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions. The execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the Transactions have been duly authorized by the board of directors of the Company and the Company Stockholders, and no other corporate action on the part of any Company Group Member is necessary to authorize the execution and delivery by the Company of this Agreement or the Ancillary Documents to which the Company is (or will be) a party, the performance by the Company of its obligations hereunder and thereunder and the consummation of the Transactions. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity (“Enforceability Exceptions”).

(b) At a meeting duly called and held, the Company Board unanimously (i) determined that this Agreement, the Ancillary Documents and the Transactions are fair to and in the best interests of the Company Stockholders; (ii) approved and declared advisable this Agreement, the Ancillary Documents and the Transactions; (iii) directed that this Agreement be submitted to the Company Stockholders for adoption; and (iv) resolved to recommend to the Company Stockholders adoption of this Agreement and the Ancillary Documents and approval of the Transactions, in each case, in accordance with the DGCL. The resolutions adopted by the Company Board have not been subsequently rescinded, modified or withdrawn in any way.

(c) The Company Stockholder Approval is the only vote of the holders of any class or series of Company Capital Stock or other securities of any Company Group Member necessary to approve this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the Merger. No other vote or consent of the holders of any class or series of Company Capital Stock or other securities of any Company Group Member is required in connection with the consummation of the Merger. The execution and delivery of the Company

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Stockholder Written Consent will constitute the Company Stockholder Approval, and the Company Stockholder Written Consent will be irrevocable. In connection with the execution and delivery of the Company Stockholder Written Consent, the Company will take all actions necessary to comply with the DGCL and its Governing Documents.

Section 4.4 Financial Statements; Undisclosed Liabilities.

(a) Section 4.4(a) of the Company Disclosure Schedules sets forth a true and complete copy of (i) the audited consolidated balance sheets of the Company Group as of December 31, 2020 and December 31, 2021 and the related consolidated statements of operations, and stockholders’ equity (deficit) and cash flows of the Company Group for (A) the period beginning on October 22, 2020 (the inception date of the Company) through December 21, 2020, and (B) the year ended December 31, 2021 (the “Annual Company Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company as of September 30, 2022, and the related statement of operations, and stockholders’ equity (deficit) and cash flows of the Company for the nine-month period then ended (the “Interim Company Financial Statements” and, collectively with the Annual Company Financial Statements, the “Company Financial Statements”). The Company Financial Statements (including the notes thereto) (A) were prepared in conformity with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (B) fairly present in all material respects the financial position, results of operations and cash flows of the Company as at the dates thereof and for the periods indicated therein, except as otherwise specifically noted therein and, in the case of the Interim Company Financial Statements, subject to normal and recurring year-end adjustments as permitted by GAAP that are not material to the Company Group.

(b) No Company Group Member has any Liabilities that are not reflected or adequately reserved for on the Interim Company Financial Statements, except (i) for Liabilities incurred in the ordinary course of business since September 30, 2022 (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (ii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents or the consummation of the Transactions, (iii) as set forth on Section 4.4(b) of the Company Disclosure Schedules, or (iv) for Liabilities that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group Members, taken as a whole.

(c) The Company has established and maintains a system of internal accounting controls that is designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization, (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in conformity with GAAP and to maintain accountability for the Company’s assets, and (iii) material information is communicated to management as appropriate.

(d) Except as set forth on Section 4.4(d) of the Company Disclosure Schedules, no Company Group Member has received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of such Company Group Member, (ii) a “material weakness” in the internal controls over financial reporting of such Company Member or (iii) fraud, whether or not material, that involves management or other employees of any Company Group Member who have a significant role in the internal controls over financial reporting of any Company Group Member.

(e) No Company Group Member is a party to, or is subject to any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among any Company Group Member, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, any Company Group Member in the Company Financial Statements.

(f) As of the date hereof, the Company Group Members only have Indebtedness as set forth on Section 4.4(f) of the Company Disclosure Schedules.

Section 4.5 Consents and Requisite Governmental Approvals; No Violations.

(a) No Consent of or with any Governmental Entity is required on the part of any Company Group Member with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the Transactions, except for

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(i) the filing of the Certificate of Merger in accordance with the DGCL; (ii) the Nasdaq Listing Application and Nasdaq Approval; or (iii) any other Consents the absence of which would not, individually or in the aggregate, be material to the Company Group, taken as a whole, or would not have a Company Impairment Effect.

(b) None of the execution, delivery or performance by the Company of this Agreement or the Ancillary Documents to which the Company is or will be a party or the consummation of the Transactions will (i) contravene or conflict with any provision of the Company’s Governing Documents, (ii) except as set forth on Section 4.5(b) of the Company Disclosure Schedules, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, Consent, cancellation, amendment, modification, suspension, revocation, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Company Material Contract or any Permit held by any Company Group Member, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Company Group Member or any of its or their respective properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Company Group Member, except, in the case of any of clauses (ii) through (iv) above, as would not, individually or in the aggregate, be material to the Company Group, taken as a whole, or would not have a Company Impairment Effect.

Section 4.6 Permits.

The Company Group Members hold, and have held, all Permits that are required to own, lease or operate their properties and assets and to conduct their respective businesses, except where the failure to hold or obtain the same would not, individually or in the aggregate, be material to the Company Group, taken as a whole (the “Company Material Permits”). Each Company Material Permit is in full force and effect in accordance with its terms, no written notice of revocation, cancellation or termination of any Company Material Permit has been received by any Company Group Member that has not been withdrawn and no Proceeding in respect of any violation of any Company Material Permit by any Company Group Member is pending or, to the Company’s knowledge, threatened against any Company Group Member.

Section 4.7 Material Contracts.

(a) Section 4.7(a) of the Company Disclosure Schedules sets forth, as of the date of this Agreement, a true and complete list of the following Contracts (other than any Company Employee Benefit Plan) to which any Company Group Member is a party (together with all material amendments, waivers or other changes thereto) (each Contract required to be set forth on Section 4.7(a) of the Company Disclosure Schedules, each Contract required to be set forth on Section 4.12(c)(i) and (ii) of the Acquiror Disclosure Schedules, each Contract required to be set forth on Section 4.20 of the Company Disclosure Schedules and each Contract required to be set forth on Section 4.21, collectively, the “Company Material Contracts”):

(i) any Contract relating to Indebtedness or any Contract requiring any Company Group Member to guarantee the Liabilities of any Person (other than a Company Group Member) or pursuant to which any Person (other than a Company Group Member) has guaranteed the Liabilities of a Company Group Member;

(ii) any Contract for the disposition of any portion of the assets or business of any Company Group Member or for the acquisition by a Company Group Member of the assets or business of any other Person, or under which a Company Group Member has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(iii) any Contract with any Company Material Customer or Company Material Supplier;

(iv) any lease, rental or occupancy agreement, license, installment and conditional sale agreement and any other Contract with outstanding obligations that (A) provides for the ownership of, leasing of, occupancy of, title to, use of, or any leasehold or other interest in any real or personal property and (B) involves aggregate payments in excess of $200,000 in any calendar year;

(v) any Contract for any joint venture, partnership, strategic alliance or similar relationship;

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(vi) any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Company Group Member to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit the operations of Acquiror or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any Company Group Member, directly or indirectly through third parties, in any material respect or that would so limit or purports to limit, in any material respect, Acquiror or any of its Affiliates after the Closing;

(vii) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Company Group Member in an amount in excess of (A) $200,000 annually or (B) $1,000,000 over the life of the agreement;

(viii) any Contract under which a Company Group Member has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person (other than any Company Group Member);

(ix) any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes, at any time in the future, any material, non-monetary obligations on a Company Group Member (or Acquiror or any of its Affiliates after the Closing);

(x) any Contract that is a currency or interest hedging arrangement;

(xi) any other Contract the performance of which requires either (A) annual payments by a Company Group Member in excess of $200,000 or (B) aggregate payments by a Company Group Member in excess of $1,000,000 over the life of the Contract and, in each case, that is not terminable by such Company Group Member without penalty upon less than thirty (30) days’ prior written notice; and

(xii) any commitment to enter into agreement of the type described in clauses (i) through (xi) of this Section 4.7(a).

(b) (i) Each Company Material Contract is valid and binding on, and enforceable against, the Company Group Member party thereto and, to the Company’s knowledge, the counterparty thereto, and is in full force and effect, in each case subject to the Enforceability Exceptions, (ii) the Company Group Member party thereto and, to the Company’s knowledge, the counterparties thereto, are not in, or alleged to be in, material breach of, or material default under, any Company Material Contract, (iii) as of the date of this Agreement, no Company Group Member has received or given any written claim or notice of breach of or default or notice of termination under any Company Material Contract, and (iv) to the Company’s knowledge, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any Company Material Contract (in each case, with or without notice or lapse of time or both). True and complete copies of the Company Material Contracts have been delivered to or made available to Acquiror or its Representatives.

Section 4.8 Absence of Changes. During the period beginning on October 1, 2022 and ending on the date of this Agreement, (a) no Company Material Adverse Effect or Company Impairment Effect has occurred and (b) except for any Pandemic Measures, (i) the Company Group Members have conducted their respective businesses in the ordinary course and (ii) except as set forth on Section 4.8(b)(ii) of the Company Disclosure Schedules, no Company Group Member has taken any action that would require the consent of Acquiror if taken during the period from the date of this Agreement until the Closing pursuant to clauses (i), (iii), (xiv), (xvi), (xviii), or (xxiii) of Section 6.1(b).

Section 4.9 Litigation. Except as set forth in Section 4.9 of the Company Disclosure Schedules, there is and there has been no Proceeding pending or, to the Company’s knowledge, threatened against any Company Group Member or any of their properties, rights or assets, or to the Company’s knowledge, any of their respective directors, managers or employees in their capacities as such, that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to any Company Group Member or would have a Company Impairment Effect. No Company Group Member or any of their respective material properties or assets is subject to any Order that would reasonably be expected to be materially adverse to any Company Group Member or would have a Company Impairment Effect. No Company Group Member is party to a settlement or similar agreement regarding any of the

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matters set forth in the two preceding sentences that contains any ongoing obligations, restrictions or Liabilities (of any nature) that would reasonably be expected to be, individually or in the aggregate, material to such Company Group Member or would have a Company Impairment Effect.

Section 4.10 Compliance with Applicable Law. The Company Group Members (a) conduct and have conducted their respective businesses in accordance with all applicable Laws, Orders and Permits and are not and during such period have not been in violation of any such Law or Order or the terms of any Permit and (b) have not received any written communications from a Governmental Entity or other Person and, to the Company’s knowledge, there is no such pending communication, that alleges that any Company Group Member is not in compliance with any such Law, Order, or Permit, except in each case of clauses (a) and (b), as would not, individually or in the aggregate, be material to the Company Group, taken as a whole, or would not have a Company Impairment Effect. This Section 4.10 shall not apply to Company Employee Benefit Plans.

Section 4.11 Environmental Matters.

(a) Except as would not, individually or in the aggregate, be material to the Company Group, taken as a whole, or have a Company Impairment Effect:

(i) each Company Group Member is, and has been, in compliance with all applicable Environmental Laws;

(ii) no Company Group Member has received any written notice or communication from any Governmental Entity or any other Person asserting any actual, alleged, or potential violation in any respect of, or a failure to comply in any respect with, any Environmental Laws by a Company Group Member;

(iii) no Company Group Member has generated, treated, stored, disposed of, arranged for, transported, released, or otherwise handled any Hazardous Substances in a manner that would reasonably be expected to give rise to any Liability under any Environmental Laws;

(iv) there has been no release by any Company Group Member or for which a Company Group Member would reasonably be expected to be liable by Contract or by operation of Law, of any Hazardous Substance at, under, from or to any facility or real property currently or formerly owned, leased or operated by a Company Group Member; and

(v) no Company Group Member has assumed, whether by contract or operation of law, or provided an indemnity regarding, the liability of any other Person under any Environmental Laws.

(b) The Company has made available to Acquiror copies of all material environmental, health and safety reports and similar documents that were prepared by or for any Company Group Member, including by third parties relating to the operations, properties or facilities of any Company Group Member, as well as material correspondence with any Person regarding any actual or alleged compliance with or Liability under any Environmental Law or regarding the release or management of any Hazardous Substance, in either case concerning the businesses or the properties or operations of any Company Group Member.

Section 4.12 Intellectual Property.

(a) Section 4.12(a) of the Company Disclosure Schedules sets forth a true and complete list of all (i) Company Registered Intellectual Property and (ii) material Company Software. Section 4.12(a) of the Company Disclosure Schedules lists, for each item of Company Registered Intellectual Property (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.

(b) Each item of Company Owned Intellectual Property is subsisting, valid, and to the Company’s knowledge, enforceable. The Company Group has used reasonable efforts to maintain and protect all Company Owned Intellectual Property. No item of the Company Registered Intellectual Property has been forfeited, cancelled or abandoned, or has expired or lapsed. None of the Company Owned Intellectual Property is the subject of any pending Proceedings and, to the Company’s knowledge, no such Proceedings are threatened by any Governmental Entity or any other Person.

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(c) A Company Group Member solely and exclusively owns all right, title and interest in and to all Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens). Section 4.12(c)(i) of the Company Disclosure Schedules sets forth a list of all currently-effective Contracts pursuant to which a Company Group Member has been granted a right or license to any Intellectual Property Rights other than Contracts for commercially available off-the shelf Software or Software subject to shrink wrap licenses entered into in the ordinary course of business (the Contracts required to be listed on Section 4.12(c)(i) of the Company Disclosure Schedules, collectively, “Company Inbound Licenses”). Section 4.12(c)(ii) of the Company Disclosure Schedules sets forth a list of all currently-effective Contracts pursuant to which a Company Group Member (i) has granted another Person a right or license to Company Owned Intellectual Property; and (ii) to the extent not scheduled pursuant to the foregoing clause (i), has granted another Person a covenant not to sue with respect to any Company Owned Intellectual Property. The applicable Company Group Member has, and will continue to have immediately after the Closing, valid rights under all Company Inbound Licenses to use, sell and license, as the case may be, all Company Licensed Intellectual Property as the same is currently used, sold or licensed by the applicable Company Group Member as of the date of this Agreement. The Company Intellectual Property comprises all Intellectual Property Rights material to the businesses of the Company Group Members and constitutes all of the Intellectual Property Rights necessary and sufficient for the Company Group’s conduct of their respective businesses as currently conducted, free and clear of all Liens (other than Permitted Liens).

(d) The Company has taken steps consistent with standard industry practices, and has taken no less than reasonable care, to safeguard and maintain the secrecy of any trade secrets and other material confidential information owned, possessed or stored by or otherwise under the control of, the Company Group. To the Company’s knowledge, no director, manager or employee of or contractor to any Company Group Member has disclosed any trade secrets or material confidential information of the Company Group to any other Person unless such disclosure was under an appropriate, valid and binding written non-disclosure agreement containing appropriate limitations and protections on use and disclosure. All present and former Company Group employees and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any Company Owned Intellectual Property have agreed to maintain and protect the trade secrets and confidential information of the applicable Company Group Member.

(e) The conduct and operation of the businesses of the Company Group, as currently conducted, does not and will not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person, and has not infringed upon, misappropriated or otherwise violated any Intellectual Property Rights of any Person. To the Company’s knowledge, no Person is infringing, misappropriating or otherwise violating any Company Owned Intellectual Property. No Company Group Member has made any written claim against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property.

Section 4.13 Data Privacy and Security.

(a) There is not currently pending or, to the Company’s knowledge, threatened, and there has not been any, Proceeding against any Company Group Member initiated by (i) the United States Federal Trade Commission, any state attorney general or similar state official; (ii) any other Governmental Entity, foreign or domestic; (iii) any regulatory entity, privacy regulator or otherwise, or (iv) any other Person, in each case, with respect to privacy, cybersecurity, and, to the Company’s knowledge, there are no facts upon which such a Proceeding could be based.

(b) There have not been any actual, suspected, or alleged material Security Incidents or actual or alleged claims related to material Security Incidents, and, to the Company’s knowledge, there are no facts or circumstances which could reasonably serve as the basis for any such allegations or claims. There are no data security, information security, or other technological vulnerabilities with respect to the Company Group’s services or with respect to the Company IT Systems that would have a materially adverse impact on their operations or cause a material Security Incident.

(c) The Company Group Members own or have license to use pursuant to a Company Material Contract the Company IT Systems as necessary to operate their respective businesses as currently conducted and such Company IT Systems are sufficient for the operation of their respective businesses as currently conducted. The Company Group Members have back-up and disaster recovery arrangements, procedures and facilities for the continued operation of its businesses in the event of a failure of the Company IT Systems that are, in the reasonable determination of the Company, commercially reasonable and in accordance in all material respects with standard industry practice. There has not been any material disruption, failure or, to the Company’s knowledge, unauthorized

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access with respect to any of the Company IT Systems that has not been remedied, replaced or mitigated in all material respects. To the Company’s knowledge, none of the Company IT Systems contain any worm, bomb, backdoor, trap doors, Trojan horse, spyware, keylogger software, clock, timer or other damaging devices, malicious codes, designs, hardware component, or software routines that causes the Company Software or any portion thereof to be erased, inoperable or otherwise incapable of being used, either automatically, with the passage of time or upon command by any unauthorized person.

(d) The Company Group Members have, and have had, in place reasonable and appropriate administrative, technical, physical and organizational measures and safeguards to (i) ensure the integrity, security, and the continued, uninterrupted, and error-free operation of the Company IT Systems, and the confidentiality of the source code of any Company Software, and (ii) to protect Business Data against loss, damage, and unauthorized access, use, modification, or other misuse.

Section 4.14 Compliance with International Trade & Anti-Corruption Laws.

(a) No Company Group Member or any of their respective officers, directors, or employees, and to the Company’s knowledge, none of the Company Group’s Representatives acting for or on behalf of any Company Group Member, is or has been: (i) a Person named on any Sanctions Laws-related list of designated or restricted Persons maintained by a Governmental Entity; (ii) located, organized or resident in, or a blocked national of, a country or territory which is itself the subject of or target of any Sanctions Laws or part of or acting for or on behalf of a Governmental Entity that is a target of any Sanctions Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii) or any country or territory which is or has been, the subject of or target of any Sanctions Laws; or (v) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws, or U.S. anti-boycott Laws.

(b) No Company Group Member or any of their respective officers, directors, or employees, and to the Company’s knowledge, none of the Company Group’s Representatives acting for or on behalf of the Company Group, has (i) violated any Anti-Corruption Laws; (ii) offered, paid, authorized or promised to pay anything of value, regardless of form, to any Person for the purpose of influencing any act or decision of such Person or securing an improper advantage to assist any Company Group Member in obtaining or retaining business; or (iii) established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or used or are using any corporate funds for any illegal contributions, gifts, entertainment, travel or other unlawful expenses, in breach of any Anti-Corruption Law.

Section 4.15 Employee Benefit Plans. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a Company Impairment Effect:

(a) Section 4.15(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Company Employee Benefit Plans.

(b) With respect to each material Company Employee Benefit Plan, true and correct copies of the current plan and trust document(s) (or for each unwritten material Company Employee Benefit Plan, a written description of the material terms thereof), where applicable, have previously been made available to Acquiror.

(c) Each Company Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or approval letter from the Internal Revenue Service with respect to such qualification (or is the subject of a favorable opinion letter from the Internal Revenue Service on the form of such Company Employee Benefit Plan) to the effect that such Company Employee Benefit Plan satisfies the requirements of Section 401(a) of the Code and that its related trust is exempt from taxation under Section 501(a) of the Code; and, to the Company’s knowledge, there are no facts or circumstances that could reasonably be expected to cause the loss of such qualification or the imposition of any Liability, penalty or tax under ERISA, the Code or other applicable Laws.

(d) Each Company Employee Benefit Plan is and has been established, operated and administered in accordance with applicable Laws, including ERISA and the Code, and its terms. No Proceeding (other than those relating to routine claims for benefits) is pending or, to the Company’s knowledge, threatened with respect to any Employee Benefit Plan, and, to the Company’s knowledge, there are no facts that reasonably would be expected to give rise to any such Proceedings. There has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA with respect to any Company Employee Benefit Plan. All payments or contributions

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required to have been made by the applicable due date with respect to all Company Employee Benefit Plans either have been made or have been accrued, in either event, in accordance with the terms of the applicable Company Employee Benefit Plan and applicable Law.

(e) The Company does not have any Liability under or with respect to title IV of ERISA. Except as set forth in Section 4.15(e) of the Company Disclosure Schedules, each Company Employee Benefit Plan that provides health or life benefits is fully insured by a third party insurance company.

(f) Except as set forth in Section 4.15(f) of the Company Disclosure Schedules, no Company Employee Benefit Plan provides postretirement health or life insurance benefits to any Company Group current or former employee, officer, or director, or any dependent or beneficiary thereof, except as otherwise required under state or federal benefits continuation laws (e.g., COBRA) for which the covered individual pays the full cost of coverage.

(g) Except as set forth in Section 4.15(g) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement, nor the consummation of the Transactions (either alone or in combination with another event) would reasonably be expected to result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in 280G(b)(1) of the Code.

(h) Each Company Employee Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) and is not exempt from Section 409A of the Code has a plan document that satisfies the requirements of Section 409A of the Code and has been operated in compliance with Section 409A of the Code and the terms of such plan document. The Company does not have any “gross-up” or indemnity obligation for Taxes imposed under Section 4999 or 409A of the Code.

(i) Neither the Company, nor, to the Company’s knowledge, any ERISA Affiliate of the Company, has incurred or, to the Company’s knowledge, could reasonably be expected to have any Liability for Taxes under Sections 4975 through 4980 or Sections 4980A through 4980I of the Code. The Company maintains a health plan that satisfies the requirements for “minimum essential coverage” under Section 4980H(a) of the Code, as applicable.

(j) No Company Employee Benefit Plan is subject to the laws of any jurisdiction outside the United States.

Section 4.16 Labor Matters.

(a) Section 4.16(a) of the Company Disclosure Schedules separately sets forth all of the Company Group employees as of the date of this Agreement, including for each such employee: (i) name; (ii) employer; (iii) job title; (iv) Fair Labor Standards Act classification; (v) work location (city and state); (vi) compensation (including annual base salary (if paid on a salary basis), hourly rate (if paid on an hourly basis), or commission rate (if paid on a purely commission basis), as applicable); (vii) 2021 incentive compensation; (viii) date of hire; (ix) fringe benefits (other than employee benefits applicable to all employees, which material benefits are set forth on a separate list on Section 4.15(a) of the Company Disclosure Schedules); and (x) status (i.e., active or inactive and if inactive, the type of leave and estimated duration). To the Company’s knowledge, no employee is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality or non-competition agreement, that in any way adversely affects or restricts the performance of such employee’s duties. To the Company’s knowledge, no employee, manager, director or officer of any Company Group Member intends to terminate his or her employment with such Company Group Member.

(b) The Company Group is, and has been, in compliance in all material respects with all applicable Laws respecting labor and employment matters, withholding and remitting of taxes, and information reporting, including all contractual commitments and all such Laws relating to fair employment practices, pay equity, the classification of independent contractors, workplace safety and health, work authorization and immigration, unemployment compensation, workers’ compensation, affirmative action, terms and conditions of employment, employee leave, collective bargaining, discrimination, civil rights, collection and payment of social security Taxes and similar Taxes, and wages and hours, including payment of minimum wages and overtime. The Company Group has, or will have no later than the Closing Date, paid all accrued salaries and wages of the Company Group employees due to be paid through the Closing Date. No Company Group Member is delinquent in any payments to any employee for any wages, salaries, commissions, bonuses, severance, fees or other direct compensation due to be paid with respect to any services performed for it. No Company Group Member is or has been a government contractor.

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(c) No Company Group Member has been party to or, to the Company’s knowledge, the subject of any Proceeding relating to employment or labor matters concerning the employees or other service providers of any Company Group Member, and no such matters are pending or, to the Company’s knowledge, have been threatened against any Company Group Member.

(d) The Company Group has not experienced a “plant closing,” “business closing,” or “mass layoff” or similar group employment loss as defined in the federal WARN Act or any similar state, local or foreign Law affecting any site of employment of the Company Group or one or more facilities or operating units within any site of employment or facility of the Company Group.

(e) No Company Group Member is a party to or bound by any collective bargaining agreements or other agreements with any labor organization, labor union, works council or other employee representative or any other Contract with a labor union, labor organization, works council, employee delegate, representative or other employee collective group, nor to the Company’s knowledge is there any duty on the part of any Company Group Member to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group. There has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against any Company Group Member. To the Company’s knowledge, there have been no labor organizing activities with respect to any employees of the Company Group.

(f) No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change, reduction in hours, or reduction in salary or wages by any Company Group Member has occurred within the twenty-four (24) months prior to the date of this Agreement or has been announced as of the date of this Agreement as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.

(g) No allegations of sexual harassment or sexual misconduct have been made to any Company Group Member against any director, manager, officer or executive employee of any Company Group Member and, to the Company’s knowledge, there have not been any such allegations.

(h) Section 4.16(h) of the Company Disclosure Schedules contains a complete and accurate listing of the name and contact information of each Contractor who is expected to be or was paid more than $200,000 in any year by the Company Group Members in the aggregate (a “Company Material Contractor”). A copy of each Contract relating to the services a Company Material Contractor provides to such Company Group Member has been provided to Acquiror. To the Company’s knowledge, no Contractor used by any Company Group Member is a party to, or is otherwise bound by, any agreement or arrangement with any third party, including any confidentiality or non-competition agreement, that in any way adversely affects or restricts the performance of such Contractor’s duties for the Company. To the Company’s knowledge, no current Company Material Contractor used by the Company Group intends to terminate his or her or its relationship with such Company Group Member. No Company Group Member has any obligation or Liability with respect to any Taxes (or the withholding thereof) in connection with any Contractor.

Section 4.17 Insurance. Section 4.17 of the Company Disclosure Schedules sets forth a true and complete list of all policies or programs of insurance owned or held by, or for the benefit of, any Company Group Member as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full or accrued as of the date of this Agreement, and true and complete copies of all such policies have been made available to Acquiror. No Company Group Member is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default under, or permit termination, rescission or avoidance of, the policy, and to the Company’s knowledge, no such action has been threatened. As of the date of this Agreement, no claim for coverage by any Company Group Member is pending under any such policies as to which the relevant insurers have denied, disputed, or reserved the right to deny or dispute coverage.

Section 4.18 Tax Matters.

(a) The Company Group has prepared and filed, or will prepare and file, all Tax Returns required to be filed by it on or before the Closing Date, all such Tax Returns are, or will be, true, complete and correct in all material respects and prepared in compliance with all applicable Laws and Orders. The Company Group has paid, or will pay, all Taxes required to have been paid by it on or before the Closing Date regardless of whether shown on a Tax Return.

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(b) The Company Group has timely withheld and paid to the appropriate Tax Authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Person.

(c) No Company Group Member is currently the subject of a Tax audit or examination, and has not been notified of the commencement or anticipated commencement of any Tax audit or examination. All deficiencies asserted, or assessments made, against the Company Group as a result of any examinations by any Tax Authority have been fully paid.

(d) No Company Group Member has consented to extend or waive the time in which any Tax may be assessed or collected by any Tax Authority.

(e) The Liability for unpaid Taxes for each Company Group Member for all periods ending on or before September 30, 2022 does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Company Financial Statements. The Liability for unpaid Taxes for each Company Group Member for all periods following the end of the most recent period covered by the Company Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of the Company Group (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).

(f) Section 4.18(f) of the Company Disclosure Schedules sets forth (i) the Tax Returns of each Company Group Member for which examinations by Tax Authorities have been completed; and (ii) the Tax Returns of each Company Group Member for which examinations by Tax Authorities are presently being conducted. The Company has delivered or made available to Acquiror copies of all federal, state, local, and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, each Company Group Member for all Tax periods ending after January 1, 2019.

(g) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been requested, entered into or issued by any Tax Authority with respect to the Company Group.

(h) No Company Group Member is nor has been a party to, or a promoter of, any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(i) There are no Liens for Taxes on any assets of the Company Group other than Permitted Liens.

(j) No Company Group Member (i) has been a member of an affiliated, combined, consolidated or unitary group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company and which includes only Company Group Members) or (ii) has any Liability for the Taxes of any Person (other than other Company Group Members) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or otherwise.

(k) No claims have ever been made by any Tax Authority in a jurisdiction where a Company Group Member does not file Tax Returns that the Company Group Member is or may be subject to taxation by that jurisdiction.

(l) No Company Group Member is a party to, or bound by, any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than agreements entered into in the ordinary course of business the primary purpose of which does not related to Taxes).

(m) No Company Group Member has a branch, permanent establishment (within the meaning of an applicable Tax treaty), or an office or fixed place of business in a country other than the country in which it is organized.

(n) Each Company Group Member is treated either as a corporation or a disregarded entity for U.S. federal income tax purposes and applicable state Tax purposes.

(o) No Company Group Member will be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of: (i) any change in a method of accounting under Section 481 of the Code (or any similar provision of state, local or non-U.S. Law), or use of an improper method of accounting, for a taxable period ending on or prior to the

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Closing Date; (ii) an installment sale or open transaction occurring on or prior to the Closing Date; (iii) a prepaid amount received on or before the Closing Date; (iv) any closing agreement under Section 7121 of the Code, or similar provision of state, local or non-U.S. Law; or (v) any election under Section 108(i) of the Code.

(p) No Company Group Member has deferred any Taxes under Section 2302 of the Coronavirus Aid, Relief and Economic Security Act of 2020.

Section 4.19 Brokers. Other than as set forth on Section 4.19 of the Company Disclosure Schedules, no broker, finder, investment bank or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any Company Group Member has any obligation.

Section 4.20 Real and Personal Property.

(a) Owned Real Property. No Company Group Member owns any interest in any real property.

(b) Leased Real Property. Section 4.20(b) of the Company Disclosure Schedules sets forth a true and complete list of all Company Leased Real Property and all Company Real Property Leases (including street addresses, the date thereof and legal names of the parties thereto, to the extent such information exists for such Company Leased Real Property) pursuant to which any Company Group Member is a tenant or landlord as of the date of this Agreement. True and complete copies of all such Company Real Property Leases have been made available to Acquiror. The Company or the applicable Subsidiary has a good, valid and enforceable leasehold interest in each Company Leased Real Property free and clear of all Liens, except for Permitted Liens. The relevant Company Group Member’s possession and quiet enjoyment of the Company Leased Real Property under each Company Real Property Lease has not been disturbed and there are no material disputes with respect to such Company Leased Real Property. To the Company’s knowledge, no event has occurred or circumstance exists that, with the delivery of notice, passage of time or both, would constitute a breach or default under or permit the termination or modification of, or acceleration of rent under, such Company Real Property Lease. Each Company Group Member has performed all material obligations required to be performed by it under any Company Real Property Lease, and no Company Group Member has the present expectation or intention of not fully performing on a timely basis all material obligations required to be performed by such Company Group Member under any Company Real Property Lease. The Transactions, this Agreement and any Ancillary Document to be delivered at or before Closing do not require the consent of any other party relating to the Company Leased Real Property, including from landlords under a Real Property Lease, whether as a deemed “assignment” or otherwise, will not result in a breach of or default under any Company Real Property Lease, will not give rise to any termination or recapture rights, and will not otherwise cause any such Company Real Property Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing. No Company Group Member has subleased, licensed or otherwise granted any Person the right to use or occupy such Company Leased Real Property or any portion thereof and no Company Group Member has collaterally assigned or granted any other security interest in such Company Real Property Lease or any interest therein.

(c) Real Property Condition. The relevant Company Group Member has in each Company Leased Real Property, in each case to the extent necessary to conduct their respective businesses, (i) direct or indirect legal access to public roads or valid irrevocable easements over private streets or private property for such ingress to and egress from all such buildings and structures and (ii) reasonable access to water supply, electrical connections, fire protection and other utilities necessary for the conduct of their respective businesses, all of which utilities are provided via public roads or via irrevocable appurtenant easements benefitting the Company Leased Real Property. To the Company’s knowledge, none of the structures on any Company Leased Real Property materially encroaches upon real property of another Person, and no structure of any other Person materially encroaches upon any Company Leased Real Property. No Company Group Member has received any written notice from any Governmental Entity alleging of a violation of any Laws with respect to any of the Company Leased Real Property and, to the Company’s knowledge, the Company Leased Real Property is not in violation of any Law, covenant, condition, restriction, easement, license, permit or agreement relating to any Company Leased Real Property. There are no Orders pending nor, to the Company’s knowledge, threatened against or affecting the Company Leased Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain Proceedings or Proceeding to impose any special assessment to any Company Leased Real Property or any material portion thereof, which would reasonably be expected to curtail or interfere with the use of such Company Leased Real Property for the present conduct of the businesses of the Company Group. The buildings and other improvements constituting the Company Leased Real Property are each in good condition and repair (ordinary wear and tear excepted) in all material respects and are fit

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for use in the ordinary course of the businesses of the Company Group, and all such buildings and improvements have been installed and maintained in all material respects in accordance with all applicable Laws. None of the Company Leased Real Property has been damaged or destroyed by fire or other casualty that has not been restored. The Company Leased Real Property identified in Section 4.20(b) of the Company Disclosure Schedules comprises all of the real property used or intended to be used in, or otherwise related to, the businesses of the Company Group.

(d) Personal Property.

(i) The Company Group has good, valid and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material tangible assets and properties of the Company Group reflected in the Company Financial Statements or thereafter acquired by a Company Group Member prior to the date hereof, except for assets disposed of in the ordinary course of business.

(ii) The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Company Group are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

Section 4.21 Transactions with Affiliates. Section 4.21 of the Company Disclosure Schedules sets forth all Contracts between (a) any Company Group Member, on the one hand, and (b) any officer, director, manager, Affiliate or holder of Equity Securities of any Company Group Member or, to the Company’s knowledge, any Affiliate or family member of any of the foregoing, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than Contracts with respect to a Company Related Party’s employment with or service as a director or manager to (including benefit plans and other ordinary course compensation from) the Company entered into in the ordinary course of business. No Company Related Party (i) owns any interest in any material asset used in their respective business, (ii) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, lender, partner, lessor, lessee or other material business relation of any Company Group Member or (iii) owes any material amount to, or is owed any material amount by, the Company Group (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement). All Contracts, arrangements, understandings, interests and other matters disclosed pursuant to this Section 4.21 are referred to herein as “Company Related Party Transactions.”

Section 4.22 Customers and Suppliers.

(a) Section 4.22(a) of the Company Disclosure Schedules sets forth a true and complete list of the customers of the Company for the fiscal year ended on December 31, 2021 and January 1, 2022 through the date of this Agreement to whom the Company Group made gross sales of at least $200,000 (the “Company Material Customers”). No Company Material Customer has, within the past twelve (12) months through the date of this Agreement, canceled, materially reduced, or terminated its business with, or threatened in writing to cancel, materially reduce, or terminate its business with, any Company Group Member.

(b) Section 4.22(b) of the Company Disclosure Schedules sets forth a true and complete list of the suppliers of the Company for the fiscal year ended on December 31, 2021 and January 1, 2022 through the date of this Agreement from whom the Company Group made gross purchases of at least $200,000 (the “Company Material Suppliers”). No Company Material Supplier has, within the past twelve (12) months through the date of this Agreement, canceled, materially reduced, or terminated its business with, or threatened in writing to cancel, materially reduce, or terminate its business with, any Company Group Member.

Section 4.23 Certain Information. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Proxy Statement or the Form S-4 will, at the time the Proxy Statement and the Form S-4 are filed with the SEC, at the time of any amendment or supplement thereto and at the time the Form S-4 (or any post-effective amendment or supplement) becomes effective under the Securities Act, at the time the Proxy Statement is first mailed to the Acquiror Stockholders and at the time of the Acquiror Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

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Section 4.24 Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning the business, assets, condition, operations and prospects of the Acquiror Parties and (ii) it has been furnished with or given access to such documents and information about the Acquiror Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the Transactions.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 5 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of any Acquiror Party or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 5 and in the Ancillary Documents to which it is or will be a party, none of the Acquiror Parties nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the Transactions.

Article 5
REPRESENTATIONS AND WARRANTIES RELATING TO THE ACQUIROR PARTIES

Subject to Section 9.8, except as set forth in the Acquiror Disclosure Schedules, each Acquiror Party hereby represents and warrants to the Company, as of the date of this Agreement and as of the Closing Date, as follows:

Section 5.1 Organization and Qualification.

(a) Each of Acquiror and Merger Sub has been duly incorporated, is validly existing as a corporation, and is in good standing under the Laws of the State of Delaware. Acquiror has the power and authority to own, operate and lease its properties, rights and assets and to carry on its business as presently conducted. True and complete copies of the Governing Documents of each Acquiror Group Member have been made available to the Company, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of each Acquiror Group Member are in full force and effect, and no Acquiror Group Member is in breach or violation of any provision set forth in its Governing Documents.

(b) Acquiror is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of its business, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, be reasonably expected to have an Acquiror Material Adverse Effect or an Acquiror Impairment Effect.

(c) The Subsidiaries of Acquiror, together with details of their respective jurisdiction of incorporation or organization, are set forth on Section 5.1(c) of the Acquiror Disclosure Schedules (the “Acquiror Subsidiaries”). The Acquiror Subsidiaries have been duly formed or organized, are validly existing under the laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, operate and lease their properties, rights and assets and to conduct their business as it is now being conducted. Each Acquiror Subsidiary is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, be reasonably expect to have an Acquiror Material Adverse Effect or an Acquiror Impairment Effect. Section 5.1(c) of the Acquiror Disclosure Schedules sets forth each Acquiror Subsidiary that is a “significant subsidiary” as such term is defined under Rule 1-02(w) of Regulation S-X promulgated under the Exchange Act.

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Section 5.2 Capital Stock.

(a) The authorized capital stock of Acquiror consists of (i) 150,000,000 shares of Acquiror Common Stock and (ii) 5,000,000 shares of Acquiror Preferred Stock, of which 400,000 shares are designated as Acquiror Series A Preferred Stock, 100,000 shares are designated as Acquiror Series B Preferred Stock, one (1) share is designated as the Acquiror Special Voting Share. As of the date of this Agreement, 4,602,780 shares of Acquiror Common Stock (excluding treasury shares) are issued and outstanding, 0 shares of Acquiror Series A Preferred Stock (excluding treasury shares) are issued and outstanding, 0 shares of Acquiror Series B Preferred Stock (excluding treasury shares) are issued and outstanding, and one (1) Acquiror Special Voting Share is issued and outstanding. As of the date of this Agreement, no shares of Acquiror Capital Stock are held by Acquiror in its treasury. As of the date of this Agreement, (i) 172,021 shares of Acquiror Common Stock are available for issuance pursuant to the Acquiror Stock Plan, (ii) 0 shares of Acquiror Common Stock are reserved for issuance pursuant to the exercise of outstanding Acquiror Stock Options, (iii) 334 shares of Acquiror Common Stock underlying Acquiror Restricted Stock Awards are issued and outstanding, (iv) 11,818 shares of Acquiror Common Stock are reserved for issuance upon the settlement of outstanding Acquiror Restricted Stock Units, (v) 2,573,300 shares of Acquiror Common Stock are reserved for issuance pursuant to the exercise of outstanding Acquiror Warrants, (vi) approximately 4,433,893 shares of Acquiror Common Stock are reserved for issuance pursuant to the conversion of outstanding Acquiror Convertible Notes, (vii) 0 shares of Acquiror Common Stock are reserved for issuance pursuant to the conversion of outstanding shares of Acquiror Preferred Stock, and (viii) 14,284 shares of Acquiror Common Stock are reserved for issuance pursuant to the exchange or redemption of the Acquiror Exchangeable Shares. Following the Redemptions and the cancellation of the Acquiror Special Voting Share in connection with the Exchanges, all outstanding shares of Acquiror Capital Stock will be Acquiror Common Stock or Acquiror Series C Preferred Stock, all of which is voting stock.

(b) Section 5.2(b)(i) of the Acquiror Disclosure Schedules sets forth a true and complete list of all holders, as of the date of this Agreement, of outstanding Acquiror Restricted Stock Awards, Acquiror Restricted Stock Units, and other similar rights to purchase or receive shares of Acquiror Capital Stock or similar rights granted under the Acquiror Stock Plan or otherwise (collectively, “Acquiror Stock Awards”), indicating as applicable, with respect to each Acquiror Stock Award then outstanding, (i) the type of award granted, (ii) the number of shares of Acquiror Common Stock subject to such Acquiror Stock Award, (iii) whether Acquiror Stock Award was granted under the Acquiror Stock Plan, (iv) the date of grant, per share exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration date thereof, (v) whether the holder has made a timely election with the Internal Revenue Service under Section 83(b) of the Code and (vi) whether (and to what extent) the vesting of such Acquiror Stock Award will be accelerated or otherwise adjusted in any way or any other terms will be triggered or otherwise adjusted in any way by the consummation of the Transactions or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the Transactions. There are no Acquiror Stock Options intended to qualify as an “incentive stock option” under Section 422 of the Code. The Acquiror Stock Plan is the only plan or program that any Acquiror Group Member maintains under which stock options, restricted stock, restricted stock units, stock appreciation rights or other compensatory equity-based awards are outstanding. Acquiror has made available to the Company a true and complete copy of the Acquiror Stock Plan and the forms of all stock option agreements, restricted stock award agreements and restricted stock unit agreements evidencing outstanding Acquiror Stock Options, Acquiror Restricted Stock Awards and Acquiror Restricted Stock Units. Section 5.2(b)(ii) of the Acquiror Disclosure Schedules sets forth a true and complete list of all outstanding Acquiror Warrants and Acquiror Convertible Notes, indicating as applicable, with respect to each such Acquiror Warrant or Acquiror Convertible Note: (i) the number of shares of Acquiror Common Stock subject to such Acquiror Warrant or Acquiror Convertible Note, (ii) the date of issuance, exercise or conversion price, interest rate (if applicable), vesting schedule (if applicable), and expiration or maturity date thereof, and (iii) whether (and to what extent) the vesting, exercise or maturity of such Acquiror Warrant or Acquiror Convertible Note will be accelerated or otherwise adjusted in any way or any other terms will be triggered or otherwise adjusted in any way by the consummation of the Transactions. Section 5.2(b)(iii) of the Acquiror Disclosure Schedules sets forth a true and complete list of all Persons holding Acquiror Exchangeable Shares and the number of Acquiror Exchangeable Shares held by each such Person. All shares of Acquiror Common Stock reserved for issuance as noted in this subsection (b) will be, when issued in accordance with the terms of such Equity Security, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.

(c) All outstanding shares of Acquiror Capital Stock are duly authorized, validly issued, fully paid and nonassessable, and are not subject to, and were not issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Governing

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Documents of Acquiror, or any Contract to which any Acquiror Group Member is a party or is otherwise bound. No shares of Acquiror Capital Stock are owned by any Acquiror Group Member. All outstanding shares of capital stock and other Equity Securities of each Subsidiary of Acquiror have been duly authorized and validly issued, are fully paid, nonassessable, and are not subject to, and were not issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Law of the jurisdiction of organization of such Subsidiary, such Subsidiary’s organizational documents or any Contract to which such Subsidiary or Acquiror is a party or is otherwise bound. All outstanding shares of capital stock and other Equity Securities of each such Subsidiary are owned, directly or indirectly, by Acquiror, free and clear of all Liens, other than Permitted Liens.

(d) Except as set forth in Section 5.2(a) and (b) (including the Acquiror Disclosure Schedules thereto), and as set forth in Section 5.2(d) of the Acquiror Disclosure Schedules, there are no Equity Securities of any Acquiror Group Member authorized, reserved, issued or outstanding. The outstanding shares of Acquiror Capital Stock and all outstanding Equity Securities of the Acquiror Group Members (i) were not issued in violation of the Governing Documents of any Acquiror Group Member or any other Contract to which any Acquiror Group Member is party or bound, (ii) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, (iii) have been offered, sold and issued in compliance with applicable Law, including applicable Securities Laws, and (iv) are free and clear of all Liens (other than transfer restrictions under applicable Securities Law and the applicable Acquiror Group Member’s Governing Documents). Except as set forth in Section 5.2(a) and (b) (including the Acquiror Disclosure Schedules thereto), and as set forth in Section 5.2(d) of the Acquiror Disclosure Schedules, no Acquiror Group Member has any outstanding, or is a party to, any (A) equity appreciation or profit participation rights or (B) options, restricted stock, profits interests, phantom stock, warrants, bonds, notes, debentures or other instruments of Indebtedness, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts, in the case of each of clause (A) and (B), that would require any Acquiror Group Member to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of any Acquiror Group Member. There are no Equity Securities, instruments of Indebtedness or other rights or Contracts that entitle the holder thereof to vote on any matter submitted to the equity holders of any Acquiror Group Member except as set forth in Sections 5.2(a) and (b) (including the Acquiror Disclosure Schedules thereto) and on Section 5.2(a) of the Acquiror Disclosure Schedules. No Person is entitled to any preemptive or similar rights to subscribe for Equity Securities of any Acquiror Group Member. No Acquiror Group Member is a party to any voting trusts, proxies or other Contracts with respect to the voting or transfer of the Acquiror Capital Stock or any Equity Securities of any Company Subsidiary.

(e) Except as set forth on Section 5.2(e) of the Acquiror Disclosure Schedules, no Acquiror Group Member owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any Person or the right to acquire any such Equity Securities, and no Acquiror Group Member is a partner or member of any partnership, limited liability company or joint venture (other than any other Acquiror Group Member).

(f) The Merger Consideration Statement to be delivered by Acquiror to the Company pursuant to Section 3.3(a) will be true, correct and complete when so delivered.

Section 5.3 Authority.

(a) Each Acquiror Party has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, and, subject to receipt of the Acquiror Stockholder Approval, to perform its obligations hereunder and thereunder, and consummate the Transactions. The execution and delivery of this Agreement, the Ancillary Documents to which Acquiror or Merger Sub is or will be a party and the consummation of the Transactions have been duly authorized by the Acquiror Board or the board of directors of Merger Sub, as applicable, and no other corporate or limited liability company action, as applicable on the part of any Acquiror Party is necessary to authorize the execution and delivery by Acquiror or Merger Sub of this Agreement or the Ancillary Documents to which Acquiror or Merger Sub is (or will be) a party, the performance by Acquiror and Merger Sub of their respective obligations hereunder and thereunder and the consummation of the Transactions (other than the Acquiror Stockholder Approval).

(b) This Agreement and each Ancillary Document to which an Acquiror Party is or will be a party has been or will be, upon execution thereof, duly and validly executed and delivered by such Acquiror Party and constitutes or will constitute, upon execution and delivery thereof, a valid, legal and binding agreement of such Acquiror Party (assuming that this Agreement and the Ancillary Documents to which such Acquiror Party is or will be a party are

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or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such Acquiror Party in accordance with their terms, subject to Enforceability Exceptions.

(c) At a meeting duly called and held, the Acquiror Board unanimously (i) determined that this Agreement, the Ancillary Documents and the Transactions are fair to and in the best interests of the Acquiror Stockholders; (ii) approved and declared advisable this Agreement, the Ancillary Documents and the Transactions; (iii) directed that this Agreement be submitted to the Acquiror Stockholders for adoption; and (iv) resolved to recommend to the Acquiror Stockholders adoption of this Agreement and the Ancillary Documents and approval of the Transactions, in each case, in accordance with the DGCL. The resolutions adopted by the Acquiror Board have not been subsequently rescinded, modified or withdrawn in any way.

(d) The Acquiror Stockholder Approval is the only vote of the holders of any class or series of Acquiror Capital Stock or other securities of any Acquiror Group Member necessary to approve this Agreement, the Ancillary Documents to which an Acquiror Party is or will be a party and the consummation of the Transactions. No other vote or consent of the holders of any class or series of Acquiror Capital Stock or other securities of any Acquiror Group Member is required in connection with the consummation of any of the Transactions.

Section 5.4 SEC Reports; Financial Statements; Undisclosed Liabilities.

(a) Acquiror is a “reporting issuer” under the Federal Securities Laws, and is not in default of any material requirements of any applicable Securities Laws or the rules and regulations of the SEC or Nasdaq. Acquiror has not taken any action to cease to be a reporting issuer nor, except as set forth on Section 5.4(a) of the Acquiror Disclosure Schedules, has Acquiror received notification from the SEC, Nasdaq or any other Governmental Entity seeking to revoke the reporting issuer status of Acquiror. Except as set forth on Section 5.4(a) of the Acquiror Disclosure Schedules, no delisting, suspension of trading in or cease trading order with respect to any of its securities and, to the knowledge of Acquiror, no inquiry, investigation or other Proceeding of the SEC, Nasdaq or any other Governmental Entity, is pending, in effect or ongoing or threatened. The Acquiror Common Stock is listed on Nasdaq and trading of the Acquiror Common Stock is not currently halted or suspended. Acquiror does not have any securities listed for trading on any securities exchange other than Nasdaq. Acquiror is not subject to any cease trade or other order of the SEC, Nasdaq or any other Governmental Entity, and, to the knowledge of the Acquiror, no investigation or other Proceeding involving the Acquiror that may operate to prevent or restrict trading of any securities of the Acquiror is currently in progress or pending before the SEC, Nasdaq or any other Governmental Entity. Acquiror has timely filed or furnished all Acquiror SEC Reports required to be filed or furnished by Acquiror under applicable Federal Securities Laws. As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) (i) the Acquiror SEC Reports complied in all material respects with the applicable requirements of the Federal Securities Laws, including, in each case, the rules and regulations promulgated thereunder and (ii) none of the Acquiror SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Acquiror has not filed any confidential filings (including redacted filings) filed to or furnished with, as applicable, the SEC, Nasdaq or any other Governmental Entity. There are no outstanding or unresolved comments in comment letters from the SEC, Nasdaq or any other Governmental Entity with respect to any of the Acquiror SEC Reports and, to the knowledge of Acquiror, neither Acquiror nor any of the Acquiror SEC Reports is the subject of an ongoing audit, review, comment or investigation by the SEC, Nasdaq or any other Governmental Entity. Acquiror has made available to the Company true, correct and complete copies of all written correspondence between the SEC, on the one hand, and any Acquiror Group Member, on the other hand, occurring since its initial public offering. No Subsidiary of Acquiror is required to file any form, report, schedule, statement or other document with the SEC.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Acquiror SEC Reports (i) have been prepared in a manner consistent with the books and records of the Acquiror Group, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and at the dates indicated (except as may be indicated in the notes thereto and except with respect to unaudited statements as permitted by the SEC on Form 8-K, Form 10-Q or any successor or like form under the Exchange Act), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of the Acquiror Group as of the dates thereof and their respective consolidated

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results of operations, cash flows and changes in stockholders’ equity for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount). Since January 1, 2019, Acquiror has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law or as otherwise disclosed in the financial statements in the Acquiror SEC Reports.

(c) Acquiror has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to the Acquiror Group required to be disclosed in Acquiror’s periodic and current reports under the Exchange Act, is made known to Acquiror’s chief executive officer and chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Acquiror have evaluated the effectiveness of Acquiror’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Acquiror SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, their conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) The Acquiror Group has established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that is effective in providing reasonable assurances regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with GAAP. Acquiror has disclosed, based on its most recent evaluation of its internal control over financial reporting prior to the date hereof, to its auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Acquiror’s internal control over financial reporting that are reasonably likely to adversely affect the Acquiror’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Acquiror’s internal control over financial reporting. All significant deficiencies or material weaknesses identified in management’s assessment of internal control over financial reporting as of and for the fiscal year ended on December 31, 2021 are set forth in the Acquiror’s annual report on Form 10-K for that period, and no other such deficiency or weakness has been identified since such date.

(e) Without limiting the generality of Section 5.4(a), (i) Marcum LLP has not resigned or been dismissed as independent public accountants of Acquiror as a result of or in connection with any disagreement with Acquiror on a matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure, (ii) since its initial public offering, no Acquiror Group Member nor, to the knowledge of Acquiror, any director, officer, employee, auditor, accountant or representative of any Acquiror Group Member has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Acquiror Group or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any Acquiror Group Member has engaged in questionable accounting or auditing practices, (iii) no executive officer of Acquiror has failed in any respect to make, without qualification, the certifications required of him under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any form, report or schedule filed by Acquiror with the SEC, (iv) since its initial public offering, no attorney representing any Acquiror Group Member, whether or not employed by an Acquiror Group Member, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by any Acquiror Group Member or any of their respective officers, directors, employees or agents to the Acquiror Board or any committee thereof or to any director or officer of any Acquiror Group Member and (v) no enforcement action has been initiated or, to the knowledge of Acquiror, threatened against Acquiror by the SEC relating to disclosures contained in any Acquiror SEC Report.

(f) No Acquiror Group Member is a party to, or is subject to any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among any Acquiror Group Member, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), in each case, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, any Acquiror Group Member in Acquiror’s published financial statements or the Acquiror SEC Reports, or that would otherwise be required to be disclosed under Item 303 of Regulation S-K under the Exchange Act.

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(g) No Acquiror Group Member has extended or maintained credit, arrange for the extension of credit, modified or renewed an extension of credit, in the form of a personal loan or otherwise, to or for any director or executive officer of Acquiror.

(h) No Acquiror Group Member has any Liabilities that are not reflected or adequately reserved for in the unaudited consolidated balance sheet of the Acquiror Group as at September 30, 2022 included in the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 14, 2022 (without giving effect to any amendment thereto filed on or after the date hereof), except (i) for Liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2022, none of which is a Liability for breach of contract, breach of warranty, tort, infringement, or violation of Law and all of which will be transferred or paid and satisfied in full in connection with the Sale Transaction and the Wind Down or (ii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents or the consummation of the Transactions.

(i) As of the date of this Agreement, the Acquiror Group Members only have Indebtedness as set forth on Section 5.4(i) of the Acquiror Disclosure Schedules.

Section 5.5 Consents and Requisite Governmental Approvals; No Violations.

(a) Except as set forth on Section 5.5(a) of the Acquiror Disclosure Schedules, no Consent of or with any Governmental Entity is required on the part of any Acquiror Group Member with respect to an Acquiror Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the Transactions, except for (i) the filing of the Certificate of Merger in accordance with the DGCL, (ii) the Proxy Statement and the Form S-4, (iii) the Nasdaq Listing Application and Nasdaq Approval, or (iv) any other Consents the absence of which would not, individually or in the aggregate, be material to the Acquiror Group, taken as a whole, or would not have an Acquiror Impairment Effect.

(b) None of the execution, delivery or performance by an Acquiror Party of this Agreement or the Ancillary Documents to which an Acquiror Party is or will be a party or the consummation of the Transactions will (i) contravene or conflict with any provision of the Governing Documents of any Acquiror Group Member, (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, Consent, cancellation, amendment, modification, suspension, revocation, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Acquiror Material Contract to which any Acquiror Group Member is a party or by which any of their respective assets or properties may be bound or affected or any Permit held by any Acquiror Group Member, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Acquiror Group Member or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Acquiror Group Member, except, in the case of any of clauses (ii) through (iv) above, as would not, individually or in the aggregate, be material to the Acquiror Group, taken as a whole, or would not have an Acquiror Impairment Effect.

Section 5.6 Permits. The Acquiror Group Members hold, and since January 1, 2019, have held all Permits that are required to own, lease or operate their properties and assets and to conduct their respective businesses, except where the failure to hold or obtain the same would not, individually or in the aggregate, be material to the Acquiror Group, taken as a whole (the “Acquiror Material Permits”). Each Acquiror Material Permit is in full force and effect in accordance with its terms, no written notice of revocation, cancellation or termination of any Acquiror Material Permit has been received by any Acquiror Group Member since January 1, 2019 that has not been withdrawn and no Proceeding in respect of any violation of any Acquiror Material Permit by any Acquiror Group Member is pending or, to Acquiror’s knowledge, threatened against any Acquiror Group Member.

Section 5.7 Acquiror Material Contracts.

(a) Section 5.7(a) of the Acquiror Disclosure Schedules sets forth, as of the date of this Agreement, a true and complete list of the following Contracts to which any Acquiror Group Member is a party and that will remain with the Acquiror Group following the closing of the Sale Transaction (together with all material amendments,

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waivers or other changes thereto) (each Contract required to be set forth on Section 5.7(a) of the Acquiror Disclosure Schedules, each Contract required to be set forth on Section 5.12(c)(i) and (ii) of the Acquiror Disclosure Schedules, each Contract required to be set forth on Section 5.20 of the Acquiror Disclosure Schedules and each Contract required to be set forth on Section 5.21 of the Acquiror Disclosure Schedules, collectively, the “Acquiror Material Contracts”):

(i) any Contract relating to Indebtedness or any Contract requiring any Acquiror Group Member to guarantee the Liabilities of any Person (other than an Acquiror Group Member) or pursuant to which any Person (other than an Acquiror Group Member) has guaranteed the Liabilities of an Acquiror Group Member;

(ii) except for the Sale Transaction Agreements, any Contract for the disposition of any portion of the assets or business of any Acquiror Group Member or for the acquisition by an Acquiror Group Member of the assets or business of any other Person, or under which an Acquiror Group Member has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(iii) any lease, rental or occupancy agreement, license, installment and conditional sale agreement and any other Contract with outstanding obligations that (A) provides for the ownership of, leasing of, occupancy of, title to, use of, or any leasehold or other interest in any real or personal property and (B) other than in the case of Contracts with respect to real property or any interest therein, involves aggregate payments in excess of $200,000 in any calendar year;

(iv) any Contract for any joint venture, partnership, strategic alliance or similar relationship;

(v) any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Acquiror Group Member to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit the operations of any Company Group Member or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any Acquiror Group Member, directly or indirectly through third parties, in any material respect or that would so limit or purports to limit, in any material respect, any Company Group Member or any of its Affiliates after the Closing;

(vi) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Acquiror Group Member in an amount in excess of (A) $200,000 annually or (B) $1,000,000 over the life of the agreement;

(vii) except for the Exchange Agreements, any Contract under which an Acquiror Group Member has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person (other than any Acquiror Group Member);

(viii) any Contract (A) for the employment or engagement of any current director, manager, officer, employee, or other individual service provider of an Acquiror Group Member whose annual base salary (or, in the case of an individual other than an employee, annual base compensation) is in excess of $150,000, or (B) providing for any transaction, retention, change of control or severance payments in excess of $150,000 to any current director, manager, officer, employee, or other individual service provider of an Acquiror Group Member;

(ix) any Contract that constitutes a collective bargaining agreement or any other agreement executed between an Acquiror Group Member and a labor union or similar organization;

(x) any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes, at any time in the future, any material, non-monetary obligations on an Acquiror Group Member (or any Company Group Member or any of its Affiliates after the Closing);

(xi) any Contract that is a currency or interest hedging arrangement;

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(xii) any other Contract the performance of which requires either (A) annual payments by an Acquiror Group Member in excess of $200,000 or (B) aggregate payments by an Acquiror Group Member in excess of $1,000,000 over the life of the Contract and, in each case, that is not terminable by such Acquiror Group Member without penalty upon less than thirty (30) days’ prior written notice; and

(xiii) any commitment to enter into agreement of the type described in clauses (i) through (xii) of this Section 5.7(a).

(b) (i) Each Acquiror Material Contract is valid and binding on, and enforceable against, the Acquiror Group Member party thereto and, to Acquiror’s knowledge, the counterparty thereto, and is in full force and effect, in each case subject to the Enforceability Exceptions, (ii) the Acquiror Group Member party thereto and, to Acquiror’s knowledge, the counterparties thereto, are not in, or alleged to be in, material breach of, or material default under, any Acquiror Material Contract, (iii) since January 1, 2019 through the date of this Agreement, no Acquiror Group Member has received or given any written claim or notice of breach of or default or notice of termination under any Acquiror Material Contract, and (iv) to Acquiror’s knowledge, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any Acquiror Material Contract (in each case, with or without notice or lapse of time or both). True and complete copies of the Acquiror Material Contracts have been delivered to or made available to the Company or its Representatives.

Section 5.8 Absence of Changes. During the period beginning on October 1, 2022 and ending on the date of this Agreement, (a) no Acquiror Material Adverse Effect or Acquiror Impairment Effect has occurred and (b) except for any Pandemic Measures, (i) the Acquiror Group Members have conducted their respective businesses in the ordinary course of business consistent with past practice and (ii) except for entering into this Agreement and the Sale Transaction Agreements or as set forth on Section 5.8(b)(ii) of the Acquiror Disclosure Schedules, no Acquiror Group Member has taken any action that would require the consent of the Company if taken during the period from the date of this Agreement until the Closing pursuant to Section 6.1(b).

Section 5.9 Litigation. Except as set forth in Section 5.9 of the Acquiror Disclosure Schedules, there is (and since January 1, 2019 there has been) no Proceeding pending or, to Acquiror’s knowledge, threatened against any Acquiror Group Member or any of their properties, rights or assets, or to Acquiror’s knowledge, any of their respective directors, managers or employees in their capacities as such, that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to any Acquiror Group Member or would have an Acquiror Impairment Effect. No Acquiror Group Member or any of their respective material properties or assets is subject to any Order that would reasonably be expected to be materially adverse to any Acquiror Group Member or would have an Acquiror Impairment Effect. No Acquiror Group Member is party to a settlement or similar agreement regarding any of the matters set forth in the two preceding sentences that contains any ongoing obligations, restrictions or Liabilities (of any nature) that would reasonably be expected to be, individually or in the aggregate, material to such Acquiror Group Member or would have an Acquiror Impairment Effect.

Section 5.10 Compliance with Applicable Law. The Acquiror Group Members (a) conduct (and since January 1, 2019 have conducted) their respective businesses in accordance with all applicable Laws, Orders and Permits and are not and during such period have not been in violation of any such Law or Order or the terms of any Permit and (b) have not received any written communications from a Governmental Entity or other Person and, to Acquiror’s knowledge, there is no such pending communication, that alleges that any Acquiror Group Member is not in compliance with any such Law, Order, or Permit, except in each case of clauses (a) and (b), as would not, individually or in the aggregate, be material to the Acquiror Group, taken as a whole, or would not have an Acquiror Impairment Effect.

Section 5.11 Environmental Matters.

(a) Except as would not, individually or in the aggregate, be material to the Acquiror Group, taken as a whole, or have an Acquiror Impairment Effect:

(i) each Acquiror Group Member is, and has been since January 1, 2018, in compliance with all applicable Environmental Laws;

(ii) since January 1, 2018, no Acquiror Group Member has received any written notice or communication from any Governmental Entity or any other Person asserting any actual, alleged, or potential violation in any respect of, or a failure to comply in any respect with, any Environmental Laws by an Acquiror Group Member;

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(iii) no Acquiror Group Member has generated, treated, stored, disposed of, arranged for, transported, released, or otherwise handled any Hazardous Substances in a manner that would reasonably be expected to give rise to any Liability under any Environmental Laws;

(iv) there has been no release by any Acquiror Group Member or for which an Acquiror Group Member would reasonably be expected to be liable by Contract or by operation of Law, of any Hazardous Substance at, under, from or to any facility or real property currently or formerly owned, leased or operated by an Acquiror Group Member; and

(v) no Acquiror Group Member has assumed, whether by contract or operation of law, or provided an indemnity regarding, the liability of any other Person under any Environmental Laws.

(b) Acquiror has made available to the Company copies of all material environmental, health and safety reports and similar documents that were prepared by or for any Acquiror Group Member, including by third parties relating to the operations, properties or facilities of any Acquiror Group Member, since January 1, 2018, as well as material correspondence with any Person regarding any actual or alleged compliance with or Liability under any Environmental Law or regarding the release or management of any Hazardous Substance, in either case concerning the business or the properties or operations of any Acquiror Group Member.

Section 5.12 Intellectual Property.

(a) Section 5.12(a) of the Acquiror Disclosure Schedules sets forth a true and complete list of all (i) Acquiror Registered Intellectual Property and (ii) material Acquiror Software. Section 5.12(a) of the Acquiror Disclosure Schedules lists, for each item of Acquiror Registered Intellectual Property (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.

(b) Each item of Acquiror Owned Intellectual Property is subsisting, valid, and to Acquiror’s knowledge, enforceable. The Acquiror Group has used reasonable efforts to maintain and protect all Acquiror Owned Intellectual Property. No item of the Acquiror Registered Intellectual Property has been forfeited, cancelled or abandoned, or has expired or lapsed. None of the Acquiror Owned Intellectual Property is the subject of any pending Proceedings and, to Acquiror’s knowledge, no such Proceedings are threatened by any Governmental Entity or any other Person.

(c) An Acquiror Group Member solely and exclusively owns all right, title and interest in and to all Acquiror Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens). Section 5.12(c)(i) of the Acquiror Disclosure Schedules sets forth a list of all currently-effective Contracts pursuant to which an Acquiror Group Member has been granted a right or license to any Intellectual Property Rights other than Contracts for commercially available off-the shelf Software or Software subject to shrink wrap licenses entered into in the ordinary course of business (the Contracts required to be listed on Section 5.12(c)(i) of the Acquiror Disclosure Schedules, collectively, “Acquiror Inbound Licenses”). Section 5.12(c)(ii) of the Acquiror Disclosure Schedules sets forth a list of all currently-effective Contracts pursuant to which an Acquiror Group Member (i) has granted another Person a right or license to Acquiror Owned Intellectual Property; and (ii) to the extent not scheduled pursuant to the foregoing (i), has granted another Person a covenant not to sue with respect to any Acquiror Owned Intellectual Property. The applicable Acquiror Group Member has, and will continue to have immediately after the Closing, valid rights under all Acquiror Inbound Licenses to use, sell and license, as the case may be, all Acquiror Licensed Intellectual Property as the same is currently used, sold or licensed by the applicable Acquiror Group Member as of the date of this Agreement. The Acquiror Intellectual Property comprises all Intellectual Property Rights material to the businesses of the Acquiror Group and constitutes all of the Intellectual Property Rights necessary and sufficient for the Acquiror Group’s conduct of their businesses as currently conducted, free and clear of all Liens (other than Permitted Liens).

(d) The Acquiror Group has taken steps consistent with standard industry practices, and has taken no less than reasonable care, to safeguard and maintain the secrecy of any trade secrets and other material confidential information owned, possessed or stored by or otherwise under the control of, the Acquiror Group. To Acquiror’s knowledge, no director, manager or employee of or contractor to any Acquiror Group Member has disclosed any trade secrets or material confidential information of the Acquiror Group to any other Person unless such disclosure was under an appropriate, valid and binding written non-disclosure agreement containing appropriate limitations and

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protections on use and disclosure. All present and former Acquiror Group employees and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any Acquiror Owned Intellectual Property have agreed to maintain and protect the trade secrets and confidential information of the applicable Acquiror Group Member.

(e) The conduct and operation of the businesses of the Acquiror Group, as currently conducted, does not and will not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person, and has not infringed upon, misappropriated or otherwise violated any Intellectual Property Rights of any Person. To Acquiror’s knowledge, no Person is infringing, misappropriating or otherwise violating any Acquiror Owned Intellectual Property. No Acquiror Group Member has made any written claim against any Person alleging any infringement, misappropriation or other violation of any Acquiror Owned Intellectual Property.

Section 5.13 Data Privacy and Security.

(a) There is not currently pending or, to Acquiror’s knowledge, threatened, and there has not since January 1, 2019 been any, Proceeding against any Acquiror Group Member initiated by (i) the United States Federal Trade Commission, any state attorney general or similar state official; (ii) any other Governmental Entity, foreign or domestic; (iii) any regulatory entity, privacy regulator or otherwise, or (iv) any other Person, in each case, with respect to privacy, cybersecurity, and, to Acquiror’s knowledge, there are no facts upon which such a Proceeding could be based.

(b) Except as set forth on Section 5.13 of the Acquiror’s Disclousre Schedules, there have not been any actual, suspected, or alleged material Security Incidents or actual or alleged claims related to material Security Incidents, and, to Acquiror’s knowledge, there are no facts or circumstances which could reasonably serve as the basis for any such allegations or claims. There are no data security, information security, or other technological vulnerabilities with respect to the Acquiror Group’s services or with respect to the Acquiror IT Systems that would have a materially adverse impact on their operations or cause a material Security Incident.

(c) The Acquiror Group Members own or have license to use pursuant to an Acquiror Material Contract the Acquiror IT Systems as necessary to operate their respective businesses as currently conducted and such Acquiror IT Systems are sufficient for the operation of their respective businesses as currently conducted. The Acquiror Group Members have back-up and disaster recovery arrangements, procedures and facilities for the continued operation of its businesses in the event of a failure of the Acquiror IT Systems that are, in the reasonable determination of Acquiror, commercially reasonable and in accordance in all material respects with standard industry practice. Since January 1, 2019, there has not been any material disruption, failure or, to Acquiror’s knowledge, unauthorized access with respect to any of the Acquiror IT Systems that has not been remedied, replaced or mitigated in all material respects. To Acquiror’s knowledge, none of the Acquiror IT Systems contain any worm, bomb, backdoor, trap doors, Trojan horse, spyware, keylogger software, clock, timer or other damaging devices, malicious codes, designs, hardware component, or software routines that causes the Acquiror Software or any portion thereof to be erased, inoperable or otherwise incapable of being used, either automatically, with the passage of time or upon command by any unauthorized person.

(d) The Acquiror Group Members have, and since January 1, 2019 have had, in place reasonable and appropriate administrative, technical, physical and organizational measures and safeguards to (i) ensure the integrity, security, and the continued, uninterrupted, and error-free operation of the Acquiror IT Systems, and the confidentiality of the source code of any Acquiror Software, and (ii) to protect Business Data against loss, damage, and unauthorized access, use, modification, or other misuse.

Section 5.14 Compliance with International Trade & Anti-Corruption Laws.

(a) No Acquiror Group Member or any of their respective officers, directors, or employees, and to Acquiror’s knowledge, none of the Acquiror Group’s Representatives acting for or on behalf of any Acquiror Group Member, is or since January 1, 2018 has been, (i) a Person named on any Sanctions Laws-related list of designated or restricted Persons maintained by a Governmental Entity; (ii) located, organized or resident in, or a blocked national of, a country or territory which is itself the subject of or target of any Sanctions Laws or part of or acting for or on behalf of a Governmental Entity that is a target of any Sanctions Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii) or any country or territory which is or since January 1, 2018 has been, the subject of or target of any Sanctions Laws or (v) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws, or U.S. anti-boycott Laws.

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(b) No Acquiror Group Member or any of their respective officers, directors, or employees, and to Acquiror’s knowledge, none of the Acquiror Group’s Representatives acting for or on behalf of the Company Group, has since January 1, 2018 (i) violated any Anti-Corruption Laws; (ii) offered, paid, authorized or promised to pay anything of value, regardless of form, to any Person for the purpose of influencing any act or decision of such Person or securing an improper advantage to assist any Acquiror Group Member in obtaining or retaining business; or (iii) established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or used or are using any corporate funds for any illegal contributions, gifts, entertainment, travel or other unlawful expenses, in breach of any Anti-Corruption Law.

Section 5.15 Employee Benefit Plans.

(a) Section 5.15(a) of the Acquiror Disclosure Schedules sets forth a true and complete list of all material Acquiror Employee Benefit Plans.

(b) True and complete copies of the following documents, with respect to each material Acquiror Employee Benefit Plan, where applicable, have previously been made available to the Company: (i) the current plan and trust documents (or for unwritten Acquiror Employee Benefit Plans a written description of the material terms of such Acquiror Employee Benefit Plan), each as amended through the date of this Agreement and, in the case of individual Contracts, form(s) thereoft; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report;; and (v) any material, non-routine correspondence to and from any Governmental Entity prior to the date hereof since January 1, 2020.

(c) Each Acquiror Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or approval letter from the Internal Revenue Service with respect to such qualification (or is the subject of a favorable opinion letter from the Internal Revenue Service on the form of such Acquiror Employee Benefit Plan) to the effect that such Acquiror Employee Benefit Plan satisfies the requirements of Section 401(a) of the Code and that its related trust is exempt from taxation under Section 501(a) of the Code; and, to Acquiror’s knowledge, there are no facts or circumstances that could reasonably be expected to cause the loss of such qualification or the imposition of any material Liability, penalty or tax under ERISA, the Code or other applicable Laws.

(d) Each Acquiror Employee Benefit Plan is and has been established, operated and administered in all material respects in accordance with applicable Laws, including ERISA and the Code, and its terms. No Proceeding (other than those relating to routine claims for benefits) is pending or, to Acquiror’s knowledge, threatened with respect to any Acquiror Employee Benefit Plan, and, to the Acquiror’s knowledge, there are no facts that reasonably would be expected to give rise to any such Proceedings. There has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA with respect to any Acquiror Employee Benefit Plan which would reasonably be expected to give rise to any material Liability to any Acquiror Group Member. All payments or contributions required to have been made by the applicable due date with respect to all Acquiror Employee Benefit Plans either have been made or have been accrued, in either event, in all material respects in accordance with the terms of the applicable Acquiror Employee Benefit Plan and applicable Law.

(e) Neither Acquiror nor any ERISA Affiliate of Acquiror maintains, contributes to, or is required to contribute to, or has, or has had in the last five (5) years, any Liability (whether contingent or otherwise) with respect to: (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, or Section 302 of ERISA; (ii) a Multiemployer Plan; (iii) any “multiple employer plan” (within the meaning of Section 4063 or 4064 of ERISA); (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; or (v) a “voluntary employees” beneficiary association” within the meaning of Section 501(c)(9) of the Code. Except as set forth in Section 5.15(e) of the Acquiror Disclosure Schedules, each Acquiror Employee Benefit Plan that provides health or life benefits is fully insured by a third party insurance company.

(f) Except as set forth in Section 5.15(f) of the Acquiror Disclosure Schedules, no Acquiror Employee Benefit Plan provides postretirement health or life insurance benefits to any Acquiror Group current or former employee, officer, or director, or any dependent or beneficiary thereof, except as otherwise required under state or federal benefits continuation laws (e.g., COBRA) for which the covered individual pays the full cost of coverage.

(g) Except as set forth in Section 5.15(g) of the Acquiror Disclosure Schedules, neither the execution and delivery of this Agreement, nor the consummation of the Transactions (either alone or in combination with another event) would reasonably be expected to (i) result in any payment becoming due, or increase the amount of any

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compensation due, to any employee or former employee of any Acquiror Group Member; (ii) increase any benefits otherwise payable under any Acquiror Employee Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (iv) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in 280G(b)(1) of the Code; (v) result in the triggering or imposition of any restrictions or limitations on the rights of Acquiror to amend or terminate any Acquiror Employee Benefit Plan; (vi) entitle the recipient of any payment or benefit to receive a “gross up” payment for any income or other taxes that might be owed with respect to such payment or benefit; or (vii) result in an obligation to fund any benefits under an Acquiror Employee Benefit Plan.

(h) Neither Acquiror, nor any ERISA Affiliate of Acquiror, has incurred or, to Acquiror’s knowledge, could reasonably be expected to have any material Liability for Taxes under Sections 4975 through 4980 or Sections 4980A through 4980I of the Code. Acquiror maintains a health plan that satisfies in all material respects the requirements for “minimum essential coverage” under Section 4980H(a) of the Code, as applicable.

(i) No Acquiror Employee Benefit Plan is subject to the laws of any jurisdiction outside the United States.

(j) Each Acquiror Employee Benefit Plan can be terminated at any time for any reason or no reason by Acquiror without any past, present or future Liability or obligation (other than solely administrative expenses related to such termination). No consents, approvals or other actions of any third party (other than solely administrative processes) are required to effect such termination.

Section 5.16 Labor Matters.

(a) Section 5.16(a) of the Acquiror Disclosure Schedules separately sets forth all of the Acquiror Group employees as of the date of this Agreement, including for each such employee: (i) name; (ii) employer; (iii) job title; (iv) Fair Labor Standards Act classification; (v) work location (city and state); (vi) compensation (including annual base salary (if paid on a salary basis), hourly rate (if paid on an hourly basis), or commission rate (if paid on a purely commission basis), as applicable); (vii) 2021 incentive compensation; (viii) date of hire; (ix) fringe benefits (other than employee benefits applicable to all employees, which material benefits are set forth on a separate list on Section 5.15(a) of the Acquiror Disclosure Schedules); and (x) status (i.e., active or inactive and if inactive, the type of leave and estimated duration). To Acquiror’s knowledge, no employee is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality or non-competition agreement, that in any way adversely affects or restricts the performance of such employee’s duties. To Acquiror’s knowledge, no employee, manager, director or officer of any Acquiror Group Member intends to terminate his or her employment with such Acquiror Group Member.

(b) To Acquiror’s knowledge, each employee of the Acquiror Group is (i) a United States citizen or lawful permanent resident of the United States, (ii) a lawful permanent resident, or (iii) an alien authorized to work in the United States either specifically for the Acquiror Group or for any United States employer. Acquiror has completed a Form I-9 (Employment Eligibility Verification) for each Acquiror Group employee and each such Form I-9 has since been updated as required by applicable Law and is correct and complete in all material respects as of the date hereof. No Acquiror Group employee has a principal place of employment outside the United States nor is subject to the labor and employment Laws of any country other than the United States.

(c) The Acquiror Group is, and since January 1, 2019 has been, in compliance in all material respects with all applicable Laws respecting labor and employment matters, withholding and remitting of taxes, and information reporting, including all contractual commitments and all such Laws relating to fair employment practices, pay equity, the classification of independent contractors, workplace safety and health, work authorization and immigration, unemployment compensation, workers’ compensation, affirmative action, terms and conditions of employment, employee leave, collective bargaining, discrimination, civil rights, collection and payment of social security Taxes and similar Taxes, and wages and hours, including payment of minimum wages and overtime. The Acquiror Group has, or will have no later than the Closing Date, paid all accrued salaries and wages of the Acquiror Group employees due to be paid through the Closing Date. No Acquiror Group Member is delinquent in any payments to any employee for any wages, salaries, commissions, bonuses, severance, fees or other direct compensation due to be paid with respect to any services performed for it. No Acquiror Group Member is, and has not since January 1, 2019, been a government contractor.

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(d) Currently and since January 1, 2019, no Acquiror Group Member has been party to or, to Acquiror’s knowledge, the subject of any Proceeding relating to employment or labor matters concerning the employees or other service providers of any Acquiror Group Member, and no such matters are pending or, to Acquiror’s knowledge, have been threatened against any Acquiror Group Member.

(e) Since January 1, 2019, the Acquiror Group has not experienced a “plant closing,” “business closing,” or “mass layoff” or similar group employment loss as defined in the federal WARN Act or any similar state, local or foreign Law affecting any site of employment of the Acquiror Group or one or more facilities or operating units within any site of employment or facility of the Acquiror Group.

(f) No Acquiror Group Member is a party to or bound by any collective bargaining agreements or other agreements with any labor organization, labor union, works council or other employee representative or any other Contract with a labor union, labor organization, works council, employee delegate, representative or other employee collective group, nor to Acquiror’s knowledge is there any duty on the part of any Acquiror Group Member to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group. Since January 1, 2019, there has been no actual or, to Acquiror’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against any Acquiror Group Member. To Acquiror’s knowledge, since January 1, 2019, there have been no labor organizing activities with respect to any employees of the Acquiror Group.

(g) No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change, reduction in hours, or reduction in salary or wages by any Acquiror Group Member has occurred within the twenty-four (24) months prior to the date of this Agreement or has been announced as of the date of this Agreement as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.

(h) Since January 1, 2019, no allegations of sexual harassment or sexual misconduct have been made to any Acquiror Group Member against any director, manager, officer or executive employee of any Acquiror Group Member and, to Acquiror’s knowledge, there have not been any such allegations.

(i) Section 5.16(i) of the Acquiror Disclosure Schedules contains a complete and accurate listing of the name and contact information of each Contractor who is expected to be or was paid more than $150,000 in any year by the Acquiror Group Members in the aggregate (an “Acquiror Material Contractor”). A copy of each Contract relating to the services an Acquiror Material Contractor provides to such Company Group Member has been provided to the Company. To Acquiror’s knowledge, no Contractor used by any Acquiror Group Member is a party to, or is otherwise bound by, any agreement or arrangement with any third party, including any confidentiality or non-competition agreement, that in any way adversely affects or restricts the performance of such Contractor’s duties for Acquiror. To Acquiror’s knowledge, no current Acquiror Material Contractor used by the Acquiror Group intends to terminate his or her or its relationship with such Acquiror Group Member. No Acquiror Group Member has any obligation or Liability with respect to any Taxes (or the withholding thereof) in connection with any Contractor.

Section 5.17 Insurance. Section 5.17 of the Acquiror Disclosure Schedules sets forth a true and complete list of all policies or programs of insurance owned or held by, or for the benefit of, any Acquiror Group Member as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full or accrued as of the date of this Agreement, and true and complete copies of all such policies have been made available to the Company. No Acquiror Group Member is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to Acquiror’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default under, or permit termination, rescission or avoidance of, the policy, and to Acquiror’s knowledge, no such action has been threatened. As of the date of this Agreement, no claim for coverage by any Acquiror Group Member is pending under any such policies as to which the relevant insurers have denied, disputed, or reserved the right to deny or dispute coverage.

Section 5.18 Tax Matters.

(a) The Acquiror Group has prepared and filed, or will prepare and file, all Tax Returns required to be filed by it on or before the Closing Date, all such Tax Returns are, or will be, true, complete and correct in all material respects and prepared in compliance with all applicable Laws and Orders. The Acquiror Group has paid, or will pay, all Taxes required to have been paid by it on or before the Closing Date regardless of whether shown on a Tax Return.

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(b) The Acquiror Group has timely withheld and paid to the appropriate Tax Authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Person.

(c) No Acquiror Group Member is currently the subject of a Tax audit or examination, and no Acquiror Group Member has been notified of the commencement or anticipated commencement of any Tax audit or examination. All deficiencies asserted, or assessments made, against the Acquiror Group as a result of any examinations by any Tax Authority have been fully paid.

(d) No Acquiror Group Member has consented to extend or waive the time in which any Tax may be assessed or collected by any Tax Authority.

(e) The Liability for unpaid Taxes for each Acquiror Group Member for all periods ending on or before September 30, 2022 does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Acquiror Financial Statements. The Liability for unpaid Taxes for each Acquiror Group Member for all periods following the end of the most recent period covered by the Acquiror Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of the Acquiror Group (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).

(f) Section 5.18(f) of the Acquiror Disclosure Schedules sets forth (i) the Tax Returns each Acquiror Group Member for which examinations by Tax Authorities have been completed; and (ii) the Tax Returns of each Acquiror Group Member for which examinations by Tax Authorities are presently being conducted. Acquiror has delivered or made available to the Company copies of all federal, state, local, and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, each Acquiror Group Member for all Tax periods ending after January 1, 2019.

(g) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been requested, entered into or issued by any Tax Authority with respect to the Acquiror Group.

(h) No Acquiror Group Member is nor has been a party to, or a promoter of, any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(i) There are no Liens for Taxes on any assets of the Acquiror Group other than Permitted Liens.

(j) No Acquiror Group Member (i) has been a member of an affiliated, combined, consolidated or unitary group filing a consolidated federal income Tax Return (other than a group the common parent of which was Acquiror and which includes only Acquiror Group Members) or (ii) has any Liability for the Taxes of any Person (other than other Acquiror Group Members) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or otherwise.

(k) No claims have ever been made by any Tax Authority in a jurisdiction where an Acquiror Group Member does not file Tax Returns that the Acquiror Group Member is or may be subject to taxation by that jurisdiction.

(l) No Acquiror Group Member is a party to, or bound by, any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

(m) No Acquiror Group Member has a branch, permanent establishment (within the meaning of an applicable Tax treaty), or an office or fixed place of business in a country other than the country in which it is organized.

(n) Each Acquiror Group Member is treated as a corporation or a disregarded entity for U.S. federal income tax purposes and applicable state Tax purposes.

(o) No Acquiror Group Member will be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of: (i) any change in a method of accounting under Section 481 of the Code (or any similar provision of state, local or non-U.S. Law), or use of an improper method of accounting, for a taxable period ending on or prior to the

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Closing Date; (ii) an installment sale or open transaction occurring on or prior to the Closing Date; (iii) a prepaid amount received on or before the Closing Date; (iv) any closing agreement under Section 7121 of the Code, or similar provision of state, local or non-U.S. Law; or (v) any election under Section 108(i) of the Code.

(p) No Acquiror Group Member has deferred any Taxes under Section 2302 of the CARES Act.

(q) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will result in the payment of any compensation or benefits to any person who would be a “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) with respect to any Acquiror Group Member that could reasonably, individually or in combination with any other payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(r) There is no Contract covering any individual or entity treated as an individual included in the business or assets of the Acquiror Group that, individually or collectively, could give rise to the payment by any Acquiror Group Member that would not be deductible by reason of Section 162(m) of the Code.

(s) Each Acquiror Employee Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) and is not exempt from Section 409A of the Code has a plan document that satisfies the requirements of Section 409A of the Code and has been operated in compliance with Section 409A of the Code and the terms of such plan document. Acquiror does not have any “gross-up” or indemnity obligation for Taxes imposed under Section 4999 or 409A of the Code.

Section 5.19 Acquiror PPP Loan. Acquiror (a) properly and validly obtained the Acquiror PPP Loan, (b) has complied with all applicable Laws with respect to the Acquiror PPP Loan, (c) properly utilized (and documented the utilization of) the proceeds of the Acquiror PPP Loan in accordance with all applicable Laws, and (d) properly and validly applied for forgiveness of the Acquiror PPP Loan pursuant to Section 1106 of the CARES Act, and the loan forgiveness applications were approved in full.

Section 5.20 Real and Personal Property.

(a) Owned Real Property. No Acquiror Group Member owns any interest in any real property.

(b) Leased Real Property. Section 5.20(b) of the Acquiror Disclosure Schedules sets forth a true and complete list of all Acquiror Leased Real Property and all Acquiror Real Property Leases (including street addresses, the date thereof and legal names of the parties thereto, to the extent such information exists for such Acquiror Leased Real Property) pursuant to which any Acquiror Group Member is a tenant or landlord as of the date of this Agreement. True and complete copies of all such Acquiror Real Property Leases have been made available to the Company. Acquiror or the applicable Subsidiary has a good, valid and enforceable leasehold interest in each Acquiror Leased Real Property free and clear of all Liens, except for Permitted Liens. The relevant Acquiror Group Member’s possession and quiet enjoyment of the Acquiror Leased Real Property under each Acquiror Real Property Lease has not been disturbed and there are no material disputes with respect to such Acquiror Leased Real Property. To Acquiror’s knowledge, no event has occurred or circumstance exists that, with the delivery of notice, passage of time or both, would constitute a breach or default under or permit the termination or modification of, or acceleration of rent under, such Acquiror Real Property Lease. Each Acquiror Group Member has performed all material obligations required to be performed by it under any Acquiror Real Property Lease, and no Acquiror Group Member has the present expectation or intention of not fully performing on a timely basis all material obligations required to be performed by such Acquiror Group Member under any Acquiror Real Property Lease. The Transactions, this Agreement and any Ancillary Document to be delivered at or before Closing do not require the consent of any other party relating to the Acquiror Leased Real Property, including from landlords under an Acquiror Real Property Lease, whether as a deemed “assignment” or otherwise, will not result in a breach of or default under any Acquiror Real Property Lease, will not give rise to any termination or recapture rights, and will not otherwise cause any such Acquiror Real Property Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing. No Acquiror Group Member has subleased, licensed or otherwise granted any Person the right to use or occupy such Acquiror Leased Real Property or any portion thereof and no Acquiror Group Member has collaterally assigned or granted any other security interest in such Acquiror Real Property Lease or any interest therein.

(c) Real Property Condition. The relevant Acquiror Group Member has in each Acquiror Leased Real Property, in each case to the extent necessary to conduct their respective businesses, (i) direct or indirect legal access to public roads or valid irrevocable easements over private streets or private property for such ingress to and

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egress from all such buildings and structures and (ii) reasonable access to water supply, electrical connections, fire protection and other utilities necessary for the conduct of their respective businesses, all of which utilities are provided via public roads or via irrevocable appurtenant easements benefitting the Acquiror Leased Real Property. To Acquiror’s knowledge, none of the structures on any Acquiror Leased Real Property materially encroaches upon real property of another Person, and no structure of any other Person materially encroaches upon any Acquiror Leased Real Property. No Acquiror Group Member has received any written notice from any Governmental Entity alleging of a violation of any Laws with respect to any of the Acquiror Leased Real Property and, to Acquiror’s knowledge, the Acquiror Leased Real Property is not in violation of any Law, covenant, condition, restriction, easement, license, permit or agreement relating to any Acquiror Leased Real Property. There are no Orders pending nor, to Acquiror’s knowledge, threatened against or affecting the Acquiror Leased Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain Proceedings or Proceeding to impose any special assessment to any Acquiror Leased Real Property or any material portion thereof, which would reasonably be expected to curtail or interfere with the use of such Acquiror Leased Real Property for the present conduct of their respective businesses. The buildings and other improvements constituting the Acquiror Leased Real Property are each in good condition and repair (ordinary wear and tear excepted) in all material respects and are fit for use in the ordinary course of their respective business, and all such buildings and improvements have been installed and maintained in all material respects in accordance with all applicable Laws. None of the Acquiror Leased Real Property has been damaged or destroyed by fire or other casualty that has not been restored. The Acquiror Leased Real Property identified in Section 5.20(b) of the Acquiror Disclosure Schedules comprise all of the real property used or intended to be used in, or otherwise related to, the respective businesses of the Acquiror Group.

(d) Personal Property.

(i) The Acquiror Group has good, valid and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material tangible assets and properties of the Acquiror Group reflected in the Acquiror Financial Statements or thereafter acquired by an Acquiror Group Member prior to the date hereof, except for assets disposed of in the ordinary course of business.

(ii) The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Acquiror Group are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

Section 5.21 Transactions with Affiliates. Section 5.21 of the Acquiror Disclosure Schedules sets forth all Contracts between (a) any Acquiror Group Member, on the one hand, and (b) any officer, director, manager, Affiliate or holder of Equity Securities of any Acquiror Group Member or, to Acquiror’s knowledge, any Affiliate or family member of any of the foregoing, on the other hand (each Person identified in this clause (b), an “Acquiror Related Party”), other than Contracts with respect to an Acquiror Related Party’s employment with or service as a director or manager to (including benefit plans and other ordinary course compensation from) Acquiror entered into in the ordinary course of business. No Acquiror Related Party (i) owns any interest in any material asset used in the businesses of the Acquiror Group, (ii) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, lender, partner, lessor, lessee or other material business relation of any Acquiror Group Member or (iii) owes any material amount to, or is owed any material amount by, the Acquiror Group (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement). All Contracts, arrangements, understandings, interests and other matters disclosed pursuant to this Section 5.21 are referred to herein as “Acquiror Related Party Transactions.”

Section 5.22 Certain Information. The Proxy Statement and the Form S-4 will not, at the time they are filed with the SEC, at the time of any amendment or supplement thereto and at the time the Form S-4 (or any post-effective amendment or supplement) becomes effective under the Securities Act, at the time the Proxy Statement is first mailed to the Acquiror Stockholders and at the time of the Acquiror Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Proxy Statement and the Form S-4 will comply as to form in all material

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respects with the provisions of the Federal Securities Laws, the DGCL and any other applicable Law. Notwithstanding the foregoing, neither Acquiror nor Merger Sub makes any representation or warranty with respect to statements included or incorporated by reference in the Proxy Statement or the Form S-4 based on information supplied in writing by or on behalf of the Company specifically for inclusion therein.

Section 5.23 Takeover Laws; Rights Plan.

(a) No “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) or any similar anti-takeover provision in the Governing Documents of Acquiror is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the other Transactions.

(b) There is no shareholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which Acquiror is a party or is otherwise bound.

Section 5.24 Brokers. Other than as set forth on Section 5.24 of the Acquiror Disclosure Schedules, no broker, finder, investment bank or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of Acquiror or any of its Affiliates for which any Acquiror Party has any obligation.

Section 5.25 Merger Sub Activities. Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the Merger and the other Transactions, and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its formation or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the Transactions. Merger Sub has no Indebtedness.

Section 5.26 Sale Transaction and Wind Down.

(a) Pursuant to the Sale Transaction and the Wind Down, except as set forth in Section 5.26 of the Acquiror Disclosure Schedules (the “Retained Legacy Assets”), all assets used or held for use by the Acquiror Group in the Acquiror Legacy Business immediately prior to the Effective Time (other than cash and cash equivalents) will be divested by the Acquiror Group and no such assets (other than cash and cash equivalents) will be retained by any member of the Acquiror Group following completion of the Sale Transaction and the Wind Down.

(b) Pursuant to the Sale Transaction and the Wind Down, all Liabilities of the Acquiror Group arising out of, relating to or resulting from the Acquiror Legacy Business immediately prior to the Effective Time will be transferred or paid and satisfied in full, except for any Liabilities that may arise from the Retained Legacy Assets that are currently not known by the Acquiror Group (“Unknown Retained Liabilities”). Following the completion of the Sale Transaction and the Wind Down, no member of the Acquiror Group will have any Liabilities arising out or, relating to or resulting from the Acquiror Legacy Business, the Sale Transaction or the Sale Transaction Agreements, except for Unknown Retained Liabilities.

(c) Following the completion of the Sale Transaction and delivery of the resignations contemplated by Section 6.13(a)(ii), no member of the Acquiror Group will have any employees.

(d) To the knowledge of Acquiror, there are no facts or circumstances that could reasonably be expected to cause the Sale Transaction to not be timely consummated in accordance with the terms set forth in the Sale Transaction Agreements.

(e) (i) The Sale Transaction Agreements are valid and binding on, and enforceable against, the Acquiror Group Member party thereto and the counterparty thereto, and is in full force and effect, in each case subject to the Enforceability Exceptions, (ii) the Acquiror Group Member party thereto and the counterparties thereto, are not in, or alleged to be in, breach of, or default under, the Sale Transaction Agreements, (iii) no Acquiror Group Member has received or given any written claim or notice of breach of or default or notice of termination under the Sale Transaction Agreement, and (iv) no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any Sale Transaction Agreement (in each case, with or without notice or lapse of time or both). True and complete copies of the Sale Transaction Agreements have been delivered to or made available to the Company or its Representatives.

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Section 5.27 Investigation; No Other Representations.

(a) Each Acquiror Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning the business, assets, condition, operations and prospects of the Company Group and (ii) it has been furnished with or given access to such documents and information about the Company Group and their respective businesses as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the Transactions.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each Acquiror Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of any Company Group Member or any other Person, either express or implied, and each Acquiror Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of the Company Group Members nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the Transactions.

Article 6
COVENANTS

Section 6.1 Conduct of Business.

(a) From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with Article 8, each of Acquiror and the Company shall, and shall cause its respective Subsidiaries to, except as (i) expressly required by this Agreement, any Ancillary Document or the Sale Transaction Agreements, (ii) required by applicable Law (including any Pandemic Measures), (iii) set forth on Section 6.1(a) of the Company Disclosure Schedules or the Acquiror Disclosure Schedules, as applicable, or (iv) consented to in writing by the other Party, (A) operate such Party’s business in the ordinary course consistent with past practice, and (B) use commercially reasonable efforts to maintain and preserve intact the business organization, assets, properties and material business relations of the Company Group Members and the Acquiror Group Members, as applicable, and keep available the services of their respective directors, managers, officers, key employees and Contractors. Unless doing so is impracticable due to emergency or urgent circumstances, each Party shall provide advance notice to and reasonably consult with the other Party prior to or promptly following the taking of any action that would be otherwise prohibited or restricted by this Section 6.1(a) but for clause (ii) above. Further, Acquiror shall provide the Company with written notice at least five Business Days prior to taking, or permitting any of its Subsidiaries to take, any action pursuant to clause (ii) above that the Company has reasonably determined is expressly required by the Sale Transaction Agreements. Such notice shall set forth, in reasonable detail, the action proposed to be taken. If the Company objects to Acquiror or any of its Subsidiaries taking such action during such five Business Day period, Acquiror and the Company shall consult with each other and MJF Purchaser in good faith to determine an alternative to the proposed action, and Acquiror will, and will use commercially reasonable efforts to cause MJF Purchaser to, consider in good faith any issues raised or alternatives proposed by the Company. If the Company can demonstrate that the taking of the proposed action by Acquiror or any of its Subsidiaries could reasonably be expected to cause any of the conditions set forth in Article 7 not to be satisfied, or the satisfaction of such conditions being materially delayed, or otherwise jeopardize the consummation of the Merger, then Acquiror and its Subsidiaries will not take the proposed action.

(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with Article 8, each of the Company and Acquiror shall, except as (1) expressly required by this Agreement or any Ancillary Document, (2) required by applicable Law (including any Pandemic Measures), (3) set forth on Section 6.1(b) of the Company Disclosure Schedules or the Acquiror Disclosure Schedules, as applicable, or (4) consented to in writing by the other Party, not do, and shall not permit any of its Subsidiaries to do, any of the following:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of such Party, other than dividends or distributions to other Company Group Members or Acquiror Group Members, as applicable;

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(ii) solely with respect to the Acquiror Group Members, directly or indirectly acquire, whether by merging or consolidating with, by purchasing a substantial portion of the assets of, by purchasing any Equity Securities of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof;

(iii) adopt any amendments, supplements, restatements or modifications to their respective Governing Documents, other than as required to effect the Redemptions, the Exchanges and the Reverse Split;

(iv) issue, deliver, sell, transfer, grant, pledge or otherwise directly or indirectly dispose of, or place any Lien (other than Permitted Liens) on, any (A) Equity Securities of any Company Group Member or Acquiror Group Member, as applicable, or (B) options, warrants or other rights to purchase or obtain any Equity Securities of any Company Group Members or Acquiror Group Members, as applicable, in each case after the Company Capitalization Freeze Date (with respect to the Company Group Members) or the Acquiror Capitalization Freeze Date (with respect to the Acquiror Group Members), as applicable;

(v) sell, assign, transfer, convey, lease, license, abandon or otherwise dispose of, any material assets, rights or properties (including Intellectual Property Rights), other than as contemplated by the Sale Transaction Agreements;

(vi) (A) solely with respect to the Acquiror Group Members, (1) incur, create or assume any Indebtedness, (2) modify, in any material respect, the terms of any Indebtedness or (3) assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for Indebtedness and (B) solely with respect to the Company Group Members (1) incur, create or assume Indebtedness not in the ordinary course of business in excess of $10,000,000 in the aggregate or (2) assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for Indebtedness in excess of $10,000,000 in the aggregate; provided, that the foregoing limitations shall not restrict any Company Group Member from assuming, guaranteeing or endorsing any Indebtedness in connection with any strategic acquisition of assets or Equity Securities;

(vii) fail to maintain in full force and effect insurance policies covering the Company Group Members or the Acquiror Group Members, as applicable, and their respective properties, assets and businesses in a form and amount consistent with the policies in effect as of the date of this Agreement;

(viii) solely with respect to Acquiror Group Members, enter into any Contract that, if in existence as of the date of this Agreement, would be a Sale Transaction Agreement or an Acquiror Material Contract, or amend, modify, waive any material benefit or right under or terminate any Sale Transaction Agreement or Acquiror Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any Acquiror Material Contract pursuant to its terms);

(ix) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than the reimbursement of business expenses of employees in the ordinary course of business; provided, that the foregoing limitation shall not restrict any Company Group Member from making any guarantee for the benefit of, or investment in, any Person in connection with any strategic acquisition of assets or Equity Securities;

(x) solely with respect to the Acquiror Group Members or as contemplated in connection with adoption of the Post-Closing Equity Plan, (A) amend, modify, adopt, enter into or terminate any Acquiror Employee Benefit Plan, or any material benefit or compensation plan, policy, program or Contract that would be a an Acquiror Employee Benefit Plan, as applicable, if in effect as of the date of this Agreement, other than for renewals in the ordinary course of business; (B) increase the compensation payable to any individual contractor, manager, director, officer or employee of the Acquiror Group, as applicable; (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any individual contractor, manager, director, officer or employee of the Acquiror Group, as applicable; (D) grant any additional rights to severance, termination, change in control, retention or similar compensation to any individual contractor, manager, director, officer or employee of the Acquiror Group; (E) hire or engage any employee or independent contractor, or any other individual who is providing or will provide services to any Acquiror Group Member; or (F) grant any compensatory arrangement or award that may settle in Acquiror Capital Stock.

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(xi) waive or release any noncompetition, non-solicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any manager, employee, Contractor, director or officer of any Company Group Member or any Acquiror Group Member, as applicable;

(xii) except as contemplated in the Sale Transaction Agreements or by Section 6.18 of this Agreement, implement or announce any employee layoffs, plant closings, furloughs, reductions in force, reductions in compensation, salaries, wages, hours or benefits, work schedule changes or such similar actions that could implicate the WARN Act;

(xiii) (A) negotiate, modify, extend, or enter into any collective bargaining agreement or (B) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employee of the Company Group or the Acquiror Group, as applicable;

(xiv) make or change any entity classification or other material Tax election or adopt or change any material Tax accounting method in a manner inconsistent with past practice, file any material Tax Return in a manner inconsistent with past practices or amend any material Tax Return or file a claim for material Tax refunds, enter into any agreement with a Governmental Entity with respect to a material amount of Taxes, settle or compromise any claim or assessment by a Governmental Entity in respect of any material amount of Taxes, surrender any right to claim a Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the statutory period of limitation applicable to any claim, audit or assessment in respect of a material amount of income Taxes, or enter into any Tax sharing or similar agreement other than in the ordinary course of business;

(xv) (A) cancel or compromise any claim or Indebtedness owed to any Company Group Member or any Acquiror Group Member, as applicable, or (B) solely with respect to the Acquiror Group Members, settle any pending or threatened Proceeding, (1) if such settlement would require payment by any Acquiror Group Member, as applicable, in an amount greater than $100,000, in the aggregate, (2) to the extent such settlement involves a Governmental Entity or alleged criminal wrongdoing, or (3) if such settlement will impose any material, non-monetary obligations on any Company Group Member, any Acquiror Group Member, or any of their respective Affiliates after the Closing;

(xvi) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction, other than as required to effect the Exchanges, the Redemptions, the Post-Closing Exchanges and the Reverse Split;

(xvii) solely with respect to the Acquiror Group Members, redeem, purchase, repurchase or otherwise acquire, or offer to redeem, purchase, repurchase or acquire, any Equity Securities, other than as required to effect the Redemptions, the Exchanges and the Post-Closing Exchanges;

(xviii) adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any Equity Securities, other than as required to effect the Exchanges, the Redemptions, the Post-Closing Exchanges and the Reverse Split;

(xix) solely with respect to the Acquiror Group Members, make any capital expenditures;

(xx) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions;

(xxi) solely with respect to Acquiror Group Members, (A) modify, extend or amend any Acquiror Real Property Lease (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Acquiror Real Property Lease pursuant to its terms) or (B) enter into any new Acquiror Real Property Lease or other Contract for the use or occupancy of any real property;

(xxii) solely with respect to the Acquiror Group Members, conduct their cash management practices other than in the ordinary course of business (including with respect to the payment of accounts payable and accrued expenses, pricing of goods and services and credit practices and operation of cash management practices generally);

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(xxiii) change the Company’s or Acquiror’s as applicable, methods of accounting in any material respect, other than as may be required by GAAP; or

(xxiv) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 6.1(b).

Unless doing so is impracticable due to emergency or urgent circumstances, each Party shall provide advance notice to and reasonably consult with the other Party prior to or promptly following the taking of any action that would be otherwise prohibited or restricted by this Section 6.1(b) but for clause (2) above. Notwithstanding anything in this Section 6.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give Acquiror or the Company, as applicable, directly or indirectly, the right to control or direct the operations of any Company Group Member or Acquiror Group Member, as applicable, prior to the Closing.

Section 6.2 Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the Transactions (including the satisfaction, but not waiver, of the closing conditions set forth in Article 7) and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement. Without limiting the generality of the foregoing, each of the Parties shall use commercially reasonable efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities necessary, proper or advisable to consummate the Transactions, including preparing and submitting any required notices related to any registrations obtained by any Company Group Member from any Governmental Entity and preparing and submitting any requests to amend or novate any Permits that may be necessary as a consequence of the Transactions. Each Party shall bear its out-of-pocket costs and expenses in connection with the preparation and obtaining of any such Consents. Acquiror shall promptly inform the Company of any communication between any Acquiror Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform Acquiror of any communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the Transactions. Without limiting the foregoing, each Party and their respective Affiliates shall not enter into any agreement with any Governmental Entity not to consummate the Transactions, except with the prior written consent of Acquiror and the Company. Nothing in this Section 6.2 obligates any Party or any of its Affiliates to agree to (1) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities, (2) terminate, amend or assign existing relationships and contractual rights or obligations, (3) amend, assign or terminate existing licenses or other agreements, or (4) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party, except with Acquiror’s and the Company’s prior written consent.

(b) From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Acquiror Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any Acquiror Party) or Acquiror (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the Transactions. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the Transactions unless it consults with, in the case of any Acquiror Party, the Company, or, in the case of the Company, Acquiror in advance.

(c) Notwithstanding anything to the contrary in the Agreement, in the event that this Section 6.2 conflicts with any other covenant or agreement in this Article 6 that is intended to specifically address certain subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

Section 6.3 Confidentiality and Access to Information.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 6.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.
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(b) From and after the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement in accordance with Article 8, upon reasonable advance written notice, each of Acquiror and the Company shall provide, or cause to be provided, to the other Party and its Representatives during normal business hours reasonable access to the directors, officers, books, records, Company IT Systems and Acquiror IT Systems, as applicable, facilities and properties of each Acquiror Group Member and Company Group Member (in a manner so as to not interfere with the normal business operations of such Acquiror Group Member or Company Group Member and subject to any applicable Pandemic Measures), and shall use its and their respective commercially reasonable efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs of the Acquiror Group Members and the Company Group Members that are in the possession of any Acquiror Group Member or Company Group Member, as applicable, in each case, as the other Party and its Representatives may reasonably request. Notwithstanding the foregoing, each of Acquiror and the Company shall not be required to provide, or cause to be provided to, the other Party or any of its Representatives any information (i) if, and to the extent, doing so would (A) violate any Law to which an Acquiror Group Member or Company Group Member, as applicable, is subject or (B) jeopardize protections afforded to any Acquiror Group Member or Company Group Member, as applicable, under the attorney-client privilege or the attorney work product doctrine (provided that, in case of both of clauses (A) and (B), Acquiror or the Company, as applicable, shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege or Law and (y) provide such information in a manner without violating such privilege or Law), or (ii) if any Company Group Member, on the one hand, and any Acquiror Group Member, on the other hand, are adverse parties in a Proceeding and such information is reasonably pertinent thereto; provided that Acquiror or the Company, as applicable, shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(c) The Parties hereby acknowledge and agree that the Confidentiality Agreement shall be automatically terminated effective as of the Closing without any further action by any Party or any other Person.

Section 6.4 Public Announcements.

(a) Prior to the Effective Time, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the Transactions without the prior written consent of the Company and Acquiror; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law (including pursuant to the Securities Laws or the rules of any national securities exchange), in which case the disclosing Party and its Representatives shall use commercially reasonable efforts to consult with the Company, if the disclosing party is any Acquiror Party, or with Acquiror, if the disclosing party is the Company, to review such announcement or communication and provide the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 6.4, (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the Transactions and (iv) regarding the status and terms (including price terms) of this Agreement and the Transactions to their respective directors, officers, employees, direct and indirect current or prospective limited partners and investors or otherwise in the ordinary course of their respective businesses, in each case under this clause (iv), so long as such recipients are obligated to keep such information confidential.

(b) The initial press release concerning this Agreement and the Transactions shall be a joint press release in the form agreed by the Company and Acquiror prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement. The Company, on the one hand, and Acquiror, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Acquiror, as applicable) a press release announcing the consummation of the Transactions (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. In connection with the preparation of each of the Signing Press Release and the Closing Press Release, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

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Section 6.5 Tax Matters.

(a) The Parties intend that for U.S. federal (and, as applicable, state and local) income Tax purposes, the Merger will be treated as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code and as an exchange to which Section 351 of the Code applies (the “Intended Tax Treatment”), and hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 and Section 354(a)(1) of the Code. Each of the Parties shall use commercially reasonable efforts not to take an action that could reasonably be expected to cause the Merger to fail to qualify for the Intended Tax Treatment. The Parties will comply with the filing requirements of Treasury Regulations Sections 1.351-3 or 368-3, as applicable.

(b) Except as required by a “determination” within the meaning of Section 1313 of the Code, the Parties shall, and shall cause each of their respective applicable Affiliates to: (i) prepare and file all Tax Returns consistent with the Intended Tax Treatment; (ii) take no position in any communication with any Governmental Entity or any other action inconsistent with the Intended Tax Treatment; (iii) promptly inform each other of any challenge by any Governmental Entity to any portion of the Intended Tax Treatment; (iv) consult with and keep one another informed with respect to the status of, and any discussion, proposal or submission with respect to, any such challenge to any portion of the Intended Tax Treatment; and (v) use their respective commercially reasonable efforts to defend the Intended Tax Treatment in any audit, examination, claim or other similar proceeding.

(c) All Transfer Taxes incurred in connection with this Agreement shall be borne by the Company and paid when due. The Company shall timely file, or cause to be timely filed, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, the Acquiror will join in the execution of any such Tax Return or documentation.

(d) Acquiror and the Holders shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing or amendment of Tax Returns and any audit or other proceeding with respect to Taxes or Tax Returns of Acquiror, the Surviving Company, the Company or its Subsidiaries. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, audit or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Any out-of-pocket expenses incurred in connection with the operation of this Section 6.5(d) shall be borne by the requesting Party.

(e) Notwithstanding any provision in this Agreement to the contrary, Acquiror makes no representations or warranties to the Company Group, the Company Stockholders or any other security holders of the Company with respect to whether the Merger qualifies for the Intended Tax Treatment.

Section 6.6 Non-Solicitation; Recommendation of the Merger.

(a) Acquiror shall not, and shall not permit or authorize any of its Subsidiaries or any Representative of Acquiror or any of its Subsidiaries, directly or indirectly, to (i) solicit, initiate, endorse, knowingly encourage or facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal or (iii) resolve, agree or propose to do any of the foregoing; provided, that Acquiror may (x) advise any Person of the restrictions of this Agreement; and (y) advise any Person making an Acquisition Proposal that the Acquiror Board has determined that such Acquisition Proposal does not constitute a Superior Proposal, in each case, if, in so doing, no other information that is prohibited from being communicated under this Agreement is communicated to such Person. Acquiror shall, and shall cause each of its Subsidiaries and the Representatives of Acquiror and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Acquisition Proposal or potential Acquisition Proposal, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal or potential Acquisition Proposal, and shall enforce the provisions of any such agreement, which shall include seeking any injunctive relief available to enforce such agreement (provided, that Acquiror shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Acquiror Board has determined in good faith,

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after consultation with its outside counsel, that failure to take such action (1) would prohibit the counterparty from making an unsolicited Acquisition Proposal to the Acquiror Board in compliance with this Section 6.6 and (2) would constitute a breach of its fiduciary duties to the Acquiror Stockholders under applicable Law). Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Acquiror Stockholder Approval, (w) Acquiror receives a written Acquisition Proposal that the Acquiror Board believes in good faith to be bona fide, (x) such Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 6.6 (other than de minimis breaches), (3) the Acquiror Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to constitute or lead to a Superior Proposal, and (4) the Acquiror Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (I) and/or (II) below would constitute a breach of its fiduciary duties to the Acquiror Stockholders under applicable Law, then Acquiror may (I) furnish information with respect to Acquiror and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to Acquiror than, those set forth in the Confidentiality Agreement (including any standstill agreement contained therein) (an “Acceptable Confidentiality Agreement”); provided, that (x) Acquiror shall provide the Company a non-redacted copy of each confidentiality agreement Acquiror has executed in accordance with this Section 6.6 and (y) any non-public information provided to any such Person shall have been previously provided to the Company or shall be provided to the Company prior to or concurrently with the time it is provided to such Person, and (II) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal. Acquiror shall not provide (and shall not permit any of its Subsidiaries or any of their respective Representatives to provide) any commercially or competitively sensitive non-public information in connection with the actions permitted by this Section 6.6, except in accordance with “clean room” or other similar procedures designed to limit any adverse effect of the sharing of such information on Acquiror, which procedures shall be consistent in all material respects with Acquiror’s practices in dealing with the disclosures of such information to the Company or its Representatives.

(b) Neither the Acquiror Board nor any committee thereof, shall:

(i) (A) withdraw (or modify or qualify in any manner adverse to the Company) the recommendation or declaration of advisability by the Acquiror Board or any such committee of this Agreement, the Merger or any of the other Transactions, (B) recommend or otherwise declare advisable the approval by the Acquiror Stockholders or the Holders of any Acquisition Proposal, or (C) resolve, agree or propose to take any such actions (each such action set forth in this Section 6.6(b)(i) being referred to herein as an “Adverse Recommendation Change”); or

(ii) cause or permit the any Acquiror Group Member to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, except for an Acceptable Confidentiality Agreement (each, an “Alternative Acquisition Agreement”), in each case constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal, or resolve, agree or propose to take any such actions.

Notwithstanding the foregoing, at any time prior to obtaining the Acquiror Stockholder Approval, the Acquiror Board may, if the Acquiror Board determines in good faith (after consultation with outside counsel) that the failure to do so would result in a breach of its fiduciary duties to the Acquiror Stockholders under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by the Company pursuant to this Section 6.6, (x) make an Adverse Recommendation Change in response to a Superior Proposal, or (y) solely in response to a Superior Proposal received after the date hereof that was unsolicited and did not otherwise result from a breach of this Section 6.6 (other than de minimis breaches), cause Acquiror to terminate this Agreement in accordance with Section 8.1(g) and concurrently enter into a binding Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that Acquiror may not make an Adverse Recommendation Change in response to a Superior Proposal or terminate this Agreement pursuant to Section 8.1(g) unless:

(A) Acquiror notifies the Company in writing at least five Business Days before taking that action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any material amendment to the financial terms or any other term of such Superior Proposal shall require a new written notice by Acquiror and a new five Business Day period); and

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(B) if the Company makes a proposal during such five Business Day period to adjust the terms and conditions of this Agreement, the Acquiror Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by the Company, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate this Agreement, as applicable, would result in a breach of its fiduciary duties to the Acquiror Stockholders under applicable Law;

During the five Business Day period prior to its effecting an Adverse Recommendation Change or terminating this Agreement as referred to above, Acquiror shall, and shall cause its financial and legal advisors to, negotiate with the Company in good faith (to the extent the Company seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by the Company. If the Acquiror Board determines that an Acquisition Proposal would cease to be a Superior Proposal following the revisions to this Agreement proposed by the Company, Acquiror shall promptly so advise the Company and Acquiror and the Company shall amend this Agreement to reflect such offer made by the Company, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing. Notwithstanding anything to the contrary contained herein, neither Acquiror nor any of its Subsidiaries shall enter into any Alternative Acquisition Agreement unless this Agreement has been terminated in accordance with its terms (including the payment of the Termination Fee pursuant to Section 8.3, if applicable).

(c) In addition to the obligations of Acquiror set forth in Section 6.6(a) and Section 6.6(b), Acquiror promptly (and in any event within 24 hours of receipt) shall advise the Company in writing in the event Acquiror or any of its Subsidiaries or Representatives receives (i) any indication by any Person that it is considering making an Acquisition Proposal, (ii) any inquiry or request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates an Acquisition Proposal, or (iii) any proposal or offer that is or is reasonably likely to lead to an Acquisition Proposal, in each case together with a description of the material terms and conditions of and facts surrounding any such indication, inquiry, request, proposal or offer, the identity of the Person making any such indication, inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. Acquiror shall keep the Company informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within 24 hours after the occurrence of any amendment, modification, development, discussion or negotiation) of any such Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting any of the foregoing, Acquiror shall promptly (and in any event within 24 hours) notify the Company orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.6(a) or Section 6.6(b) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. Acquiror shall provide the Company with at least 24 hours prior notice (or such shorter notice as may be provided to the Acquiror Board) of a meeting of the Acquiror Board at which the Acquiror Board is reasonably expected to consider an Acquisition Proposal.

(d) Acquiror agrees that any violation of the restrictions set forth in this Section 6.6 by any Representative of Acquiror or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of Acquiror or any of its Subsidiaries or otherwise, shall be deemed to be a material breach of this Agreement by Acquiror.

(e) Acquiror shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict the Acquiror’s ability to comply with any of the terms of this Section 6.6, and represents that neither it nor any of its Subsidiaries is a party to any such agreement.

(f) Acquiror shall not take any action to exempt any Person (other than the Company and its Affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provision of any other Takeover Law) or otherwise cause such restrictions not to apply, or agree to do any of the foregoing, in each case unless such actions are taken substantially concurrently with a termination of this Agreement pursuant to Section 8.1(g).

(g) Nothing contained in Section 6.6(a) shall prohibit the Company from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed

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to be an Adverse Recommendation Change (including for purposes of Section 8.1(f)) unless the Acquiror Board expressly reaffirms its recommendation to the Acquiror Stockholders in favor of the approval of this Agreement and the Transactions in such disclosure and expressly rejects any applicable Acquisition Proposal.

(h) If Acquiror provides the Company with notice of a Superior Proposal as contemplated in Section 6.6(b) after a date that is less than seven (7) Business Days before the Acquiror Stockholder Meeting, Acquiror shall be entitled to, and the Company shall be entitled to require Acquiror to, adjourn or postpone the Acquiror Stockholder Meeting to a date that is not more than 15 Business Days after the scheduled date of the Acquiror Stockholder Meeting but in any event the Acquiror Stockholder Meeting shall not be postponed to a date which would prevent the Effective Time from occurring on or prior to the Termination Date.

Section 6.7 Company Financial Statements. As promptly as reasonably practicable following the date of this Agreement, the Company shall provide to Acquiror the unaudited consolidated balance sheet of the Company Group, and the related unaudited consolidated statements of income, changes in members’ equity (deficit) and cash flows, prepared in accordance with (i) GAAP applied on a consistent basis throughout the covered periods and (ii) Regulation S-X, that have been reviewed by the Company’s independent auditor in accordance with PCAOB Auditing Standard 4105, for each fiscal quarter of the Company Group between January 1, 2022 and September 30, 2022 (and the comparable period in the prior year). All costs incurred in connection with preparing and obtaining such financial statements shall be borne by the Company.

Section 6.8 Preparation of Proxy Statement and Form S-4; Acquiror Stockholders Meeting.

(a) As promptly as practicable after the date of this Agreement (and in any event within twenty-eight (28) calendar days after the date hereof), Acquiror shall (i) prepare (with the Company’s reasonable cooperation) and file with the SEC (A) a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the Acquiror Stockholders relating to the special meeting of the Acquiror Stockholders (the “Company Stockholders Meeting”) to be held to consider the Acquiror Stockholder Approval Matters and (B) a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Acquiror Common Stock comprising the Merger Consideration, and (ii) in consultation with the Company, set a preliminary record date for the Acquiror Stockholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith. Acquiror shall use its reasonable best efforts (1) to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other Transactions and (2) to cause the Proxy Statement to be mailed to the Acquiror Stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Acquiror shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” laws in connection with the issuance of shares of Acquiror Common Stock in the Merger and the Company shall furnish all information concerning the Company and the holders of Company Capital Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement will be made by Acquiror without providing the Company a reasonable opportunity to review and comment thereon and without the Company’s prior approval (which shall not be unreasonably withheld). Acquiror will advise the Company promptly after it receives oral or written notice thereof, of the time when the Form S-4 has become effective or any amendment or supplement thereto has been filed, the issuance of any stop order, the suspension of the qualification of the Acquiror Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction or any oral or written request by the SEC for amendment of the Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the Company with copies of any written communication from the SEC or any state securities commission and a reasonable opportunity to participate in the responses thereto. Acquiror shall (i) provide the Company with reasonable prior notice of any scheduled telephone calls between Acquiror or its Representatives and the SEC, and (ii) use its reasonable best efforts to allow the Company or its Representatives to participate in all such telephone calls.

(b) Acquiror shall cause the Proxy Statement and the Form S-4 to comply as to form in all material respects with the provisions of the Federal Securities Laws, the DGCL and any other applicable Law. Notwithstanding the foregoing, neither Acquiror nor Merger Sub shall have any such obligation with respect to statements included or incorporated by reference in the Proxy Statement or the Form S-4 based on information supplied in writing by or on behalf of the Company specifically for inclusion therein. If at any time prior to the Effective Time any information

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relating to the Company or Acquiror, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Acquiror that should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement, so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to Acquiror Stockholders; provided that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any party hereunder or otherwise affect the remedies available hereunder to any party.

(c) As promptly as practicable (and in any event within ten (10) calendar days) after the Form S-4 is declared effective under the Securities Act, Acquiror shall duly call, give notice of the Acquiror Stockholders Meeting solely for the purpose of obtaining the Acquiror Stockholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith. The Acquiror Stockholder Meeting shall be held as promptly after the date of such notice as permitted under applicable Law, the listing rules of the Nasdaq and Acquiror’s Governing Documents. Acquiror may postpone or adjourn the Acquiror Stockholders Meeting solely: (i) with the prior written consent of the Company; (ii) (A) due to the absence of a quorum or (B) if Acquiror has not received proxies representing a sufficient number of shares of Acquiror Capital Stock to constitute the Acquiror Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Acquiror Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Acquiror Stockholders prior to the Acquiror Stockholders Meeting or (iv) pursuant to Section 6.6(h); provided, that Acquiror may not postpone or adjourn the Acquiror Stockholders Meeting more than a total of two (2) times pursuant to clause (ii)(A) and/or clause (ii)(B) of this Section 6.8. Notwithstanding the foregoing, Acquiror shall, at the request of the Company, to the extent permitted by applicable Law, adjourn the Acquiror Stockholders Meeting to a date specified by the Company for the absence of a quorum or if Acquiror has not received proxies representing a sufficient number of shares of Acquiror Capital Stock to constitute the Acquiror Stockholder Approval; provided, that Acquiror shall not be required to adjourn the Acquiror Stockholders Meeting more than one (1) time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding 10 Business Days. Except in the case of an Adverse Recommendation Change specifically permitted by Section 6.6(b), Acquiror, through the Acquiror Board, shall (I) recommend to Acquiror Stockholders that they adopt this Agreement and the Ancillary Documents and approve of the Acquiror Stockholder Approval Matters, (II) include the Acquiror Board Recommendation in the Proxy Statement and (III) publicly reaffirm the Acquiror Board Recommendation within twenty-four (24) hours after a request to do so by the Company. Without limiting the generality of the foregoing, Acquiror agrees that (x) except in the event of an Adverse Recommendation Change specifically permitted by Section 6.6(b), Acquiror shall use commercially reasonable efforts to solicit proxies to obtain the Acquiror Stockholder Approval and (y) its obligations pursuant to this Section 6.8(c) shall not be affected by the commencement, public proposal, public disclosure or communication to Acquiror or any other Person of any Acquisition Proposal or the occurrence of any Adverse Recommendation Change.

Section 6.9 Takeover Laws. Acquiror and the Acquiror Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Merger or any of the other Transactions and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other Transactions take all action necessary to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger and the other Transactions.

Section 6.10 Nasdaq Listing.

(a) From the date of this Agreement through the Effective Time, Acquiror shall use commercially reasonable efforts to ensure Acquiror remains listed as a public company on Nasdaq and to obtain the Nasdaq Approval and the Company will use commercially reasonable efforts to support Acquiror in obtaining the Nasdaq Approval.

(b) Acquiror shall promptly prepare and use commercially reasonable efforts to submit the Nasdaq Listing Application to Nasdaq as promptly as reasonably practicable after the date of this Agreement and the Company will use commercially reasonable efforts to support Acquiror in timely preparing and submitting the Nasdaq Listing Application.

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(c) Acquiror shall cause the Nasdaq Listing Application to comply in all material respects with the requirements of the Nasdaq, and any other applicable Law. Acquiror shall use its commercially reasonable efforts to resolve all Nasdaq comments with respect to the Nasdaq Listing Application as promptly as reasonably practicable after receipt thereof and to have the Nasdaq Listing Application cleared by the staff of Nasdaq, and the Nasdaq Approval obtained, as promptly as reasonably practicable after such submission.

(d) No amendment or supplement to the Nasdaq Listing Application shall be made by Acquiror without the reasonable advance notice to the Company. Acquiror shall promptly provide notice to the Company of any correspondence or communications with or comments from Nasdaq and shall provide the Company with copies of all such written comments and written correspondence. Acquiror shall consider in good faith any comments of the Company prior to submitting any response letters or other correspondence to Nasdaq. Acquiror shall (i) provide the Company with reasonable prior notice of any scheduled telephone calls between Acquiror or its Representatives and Nasdaq, and (ii) use its reasonable best efforts to allow the Company or its Representatives to participate in all such telephone calls.

Section 6.11 Acquiror Indemnification and Insurance.

(a) Each Party agrees that (i) all rights to advancement, indemnification, limitations on liability or exculpation now existing in favor of the directors and officers of each Acquiror Party, as provided in the applicable Acquiror Party’s Governing Documents in effect as of immediately prior to the Effective Time, in either case, solely with respect to any acts, errors or omissions occurring on or prior to the Effective Time, shall survive the Transactions and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) Acquiror will perform and discharge, or cause to be performed and discharged, all obligations to provide such advancement, indemnity, limitations on liability and exculpation during such six (6)-year period. During such six (6)-year period, Acquiror shall advance, or cause to be advanced, expenses in connection with such indemnification as provided in the applicable Acquiror Party’s Governing Documents or other applicable agreements in effect as of the date hereof. The advancement, indemnification and liability limitation or exculpation provisions of the Acquiror Parties’ Governing Documents or in other applicable agreements in effect as of immediately prior to the Effective Time shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time or at any time prior to such time, were directors or officers of any Acquiror Party (the “Acquiror D&O Persons”) to receive advancement, be so indemnified, have their liability limited or be exculpated with respect to any act, error or omission occurring on or prior to the Effective Time by reason of the fact that such Acquiror D&O Person was a director or officer of any Acquiror Party immediately prior to the Effective Time unless such amendment, repeal or other modification is required by applicable Law.

(b) Acquiror shall not have any obligation under this Section 6.11 to any Acquiror D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Acquiror D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) If, following the Closing, Acquiror (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Acquiror shall assume all of the obligations set forth in this Section 6.11.

(d) Acquiror and its Subsidiaries shall maintain director and officers insurance policies, including purchasing any “tail” policies as may be required, with coverage at least as favorable to the D&O Persons as in effect at the Effective Time without any reduction in scope or coverage for six (6) years from the Effective Time.

(e) The Acquiror D&O Persons entitled to the advancement, indemnification, liability limitation, and exculpation set forth in this Section 6.11 are intended to be third party beneficiaries of this Section 6.11. This Section 6.11 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of Acquiror.

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Section 6.12 Company Indemnification.

(a) Each Party agrees that (i) all rights to advancement, indemnification, limitations on liability, or exculpation now existing in favor of the directors and officers of any Company Group Member, as provided in the Company Group Member’s Governing Documents in effect as of immediately prior to the Effective Time, in either case, solely with respect to any acts, errors or omissions occurring on or prior to the Effective Time, shall survive the Transactions and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) Acquiror will perform and discharge, or cause to be performed and discharged, all obligations to provide such advancement, indemnity, limitations on liability and exculpation during such six (6)-year period. During such six (6)-year period, Acquiror shall advance, or cause to be advanced, expenses in connection with such indemnification as provided in the applicable Company Group Member’s Governing Documents or other applicable agreements in effect as of the date hereof. The advancement, indemnification and liability limitation or exculpation provisions of any Company Group Member’s Governing Documents or in other applicable agreements in effect as of immediately prior to the Effective Time shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time or at any time prior to such time, were directors or officers of the applicable Company Group Member (the “Company D&O Persons”) to receive advancement, be so indemnified, have their liability limited or be exculpated with respect to any act, error or omission occurring on or prior to the Effective Time by reason of the fact that such Company D&O Person was a director or officer of the applicable Company Group Member prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b) None of Acquiror or the Company shall have any obligation under this Section 6.12 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) If, following the Closing, Acquiror (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Acquiror shall assume all of the obligations set forth in this Section 6.12.

(d) The Company D&O Persons entitled to the advancement, indemnification, liability limitation and exculpation set forth in this Section 6.12 are intended to be third party beneficiaries of this Section 6.12. This Section 6.12 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of Acquiror.

Section 6.13 Post-Closing Directors and Officers.

(a) Subject to applicable listing rules of Nasdaq, applicable Law and the second sentence of Section 6.13(b), not less than five (5) Business Days prior to the Closing Date:

(i) the Company shall designate in writing to Acquiror seven (7) Persons that will serve on the Acquiror Board as of immediately following Closing, which shall include the Persons set forth on Section 6.13(a) of the Company Disclosure Schedules; and

(ii) Acquiror shall deliver to the Company executed letters of resignation from all members of the Acquiror Board, and all officers of Acquiror, effective immediately prior to the Effective Time, other than any member of the Acquiror Board designated for continued service pursuant to this Section 6.13(a)(ii).

(b) For the avoidance of doubt, as of immediately following Closing, the Acquiror Board shall consist of seven (7) directors. Notwithstanding the designation rights of the Parties in Section 6.13(a), not less than a majority of the directors on the Acquiror Board as of immediately following the Closing shall qualify as independent directors in accordance with the Nasdaq listing rules. In the event that any designee designated pursuant to Section 6.13(a) is unable or unwilling to serve, for any reason, as a director on the Acquiror Board at the Effective Time, the Company shall have the right to designate another individual to become a designee in place of such unavailable designee. The designees appointed pursuant to this Section 6.13 shall be assigned to the committees of the Acquiror Board as determined by the Company not less than five (5) Business Days prior to the Closing.

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(c) The Persons identified on Section 6.13(c) of the Company Disclosure Schedules shall be the officers of Acquiror immediately after the Effective Time, with each such individual holding the title set forth opposite his or her name. In the event that any Person identified on Section 6.13(c) of the Company Disclosure Schedules is unwilling or unable (whether due to death, disability or otherwise) to serve as an officer, then the Company may, subject to applicable listing rules of Nasdaq and applicable Law, replace such individual with another individual to serve as such officer by amending Section 6.13(c) of the Company Disclosure Schedules to include such replacement individual as such Officer.

(d) Each Party shall take all such action as may be necessary or appropriate to give effect to the designations set forth in Section 6.13(a), Section 6.13(b) and Section 6.13(c) as of immediately following Closing.

(e) At the Closing, Acquiror shall enter into customary indemnification agreements, in a form reasonably satisfactory to each of the Company and Acquiror, with the post-Closing directors and officers of Acquiror as determined pursuant to this Section 6.13 other than any such directors or officers who were already party to an indemnification agreement with Acquiror immediately prior to the Closing.

Section 6.14 Section 16 of the Exchange Act. Prior to the Closing, the Acquiror Board or an appropriate committee thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC relating to Rule 16b-3 under the Exchange Act, such that the acquisition of Acquiror Common Stock pursuant to this Agreement by any officer or director of the Company who is expected to become a “covered person” of Acquiror for purposes of Section 16(b) of the Exchange Act (“Section 16(b)”) shall be exempt acquisitions for purposes of Section 16(b).

Section 6.15 Notification of Certain Matters. Each Party shall provide the other Parties with prompt written notice upon becoming aware of any event, fact or circumstance that would reasonably be expected to cause such Party’s or any other Party’s conditions set forth in Article 7 not to be satisfied, or the satisfaction of such conditions being materially delayed. No such notice shall constitute an acknowledgment or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached. No notice pursuant to this Section 6.15 shall affect any representation, warranty, covenant, right or remedy of any Party or any condition to the obligations of any Party.

Section 6.16 Transaction Litigation. From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with Article 8, Acquiror, on the one hand, and the Company, on the other hand, shall each notify the other promptly after learning of any demand (or threat thereof) or other Proceeding brought on behalf of an Acquiror Stockholder or Company Stockholder, respectively, whether or not before any Governmental Entity (including derivative claims), relating to this Agreement or the Transactions (collectively, “Transaction Litigation”) commenced or, to the knowledge of Acquiror or to the knowledge of the Company, as applicable, threatened in writing against (a) in the case of Acquiror, Acquiror, any of Acquiror’s Affiliates or any of their respective officers, directors, managers, employees, or stockholders or members (in their capacity as such) or (b) in the case of the Company, any Company Group Member, any of the Company Group’s controlled Affiliates or any of their respective officers, directors, managers, employees or members (in their capacity as such). Acquiror and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation, and (iv) reasonably cooperate with each other with respect to any Transaction Litigation; provided, however, that in no event shall (x) any Company Group Member, any of the Company Group’s Affiliates or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of Acquiror (such consent not to be unreasonably withheld, conditioned or delayed) or (y) Acquiror, any of Acquiror’s Affiliates or any of their respective Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.17 Pre-Closing Financings; Expense Financings.

(a) In the event that, prior to the Closing or termination of this Agreement in accordance with Article 8, Acquiror consummates a transaction or series of transactions in which Acquiror issues and sells Equity Securities for capital raising purposes (each, a “Pre-Closing Financing”), then no later than two Business Days following the consummation of such Pre-Closing Financing, Acquiror shall pay to the Company an amount in cash equal to

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the proceeds received by Acquiror from such Pre-Closing Financing (less transaction costs incurred by Acquiror in connection therewith) in exchange for an unsecured promissory note in a form that is reasonably acceptable to Acquiror and the Company (a “Bridge Note”). Each Bridge Note shall provide that (a) in the event that the Closing occurs or this Agreement is terminated pursuant to Article 8 and Acquiror is obligated to pay the Termination Fee or Reimbursed Expenses to the Company, the Bridge Note shall be deemed cancelled, paid and satisfied in full in accordance with its terms and (b) in the event that this Agreement is terminated pursuant to Article 8 and Acquiror is not obligated to pay the Termination Fee or Reimbursed Expenses to the Company, the Company shall be obligated to repay the amounts outstanding under the Bridge Note to Acquiror on the third anniversary of the date that this Agreement is terminated. Amounts outstanding under each Bridge Note shall bear interest at the prime lending rate as published in The Wall Street Journal in effect on the date such Bridge Note is issued by the Company. All Equity Securities issued by Acquiror in any Pre-Closing Financing shall be taken into account in determining the Acquiror Fully Diluted Share Number.

(b) Notwithstanding Section 6.17(a), Acquiror shall be permitted to issue and sell up to $5,000,000 of Equity Securities, in a transaction or series of transactions, for the purpose of raising capital (i) to pay legal and other advisory fees incurred by the Acquiror Group Members in connection with the Transactions, (ii) to pay down the principal amount of the Acquiror Convertible Notes, and (iii) to pay operating expenses incurred by the Acquiror Group Members in the ordinary course of business (each, an “Expense Financing”). Prior to consummating any Expense Financing, Acquiror shall deliver to the Company a statement setting forth in reasonable detail the proposed use of proceeds therefrom. In the event that the Company provides prior written approval of such statement, then the Expense Financing shall not constitute a Pre-Closing Financing and shall not be subject to the terms of Section 6.17(a). All Equity Securities issued by Acquiror in any Expense Financing shall be taken into account in determining the Acquiror Fully Diluted Share Number.

Section 6.18 Employee Matters.

(a) If requested by the Company at least five (5) Business Days prior to the Closing Date, Acquiror shall terminate each Acquiror Employee Benefit Plan (and all Contracts related thereto) indicated by the Company in such request, effective not later than the day immediately preceding the Closing Date (or such earlier date as may be indicated by the Company in such request).

(b) If requested by the Company at least ten (10) Business Days prior to the Closing Date, Acquiror shall terminate the employment or service, as applicable, of each service provider of the Acquiror Group indicated by the Company in such request, effective not later than the Closing Date (or such earlier date as may be indicated by the Company in such request).

(c) As soon as administratively practicable on or following the applicable date of termination of employment or service, as applicable, with the Acquiror Group, and in accordance with applicable Law, the Acquiror or its respective Subsidiary shall pay to each such terminated service provider any and all compensation and benefits (including mid-year incentives, if applicable) that have been earned and accrued through such termination date.

(d) Prior to the Closing, Acquiror shall adopt the Post-Closing Equity Plan and prepare and file with the SEC a Form S-8 (or any successor form, or if Form S-8 is not available, such other appropriate forms) registering the number of shares of Acquiror Common Stock as reserved thereunder. Such Form S-8 or successor or other appropriate form shall be effective no later than the Closing.

Article 7
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED
BY THIS AGREEMENT

Section 7.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:

(a) no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing or making illegal the consummation of the Transactions shall be in effect;

(b) the Acquiror Stockholder Approval shall have been obtained;

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(c) the Company Stockholder Approval shall have been obtained;

(d) Nasdaq Approval shall have been obtained;

(e) the Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened; and

(f) all conditions for the closing of the Sale Transaction shall have been performed or waived in accordance with the Sale Transaction Agreements and the Sale Transaction shall be consummated concurrently with the consummation of the Merger.

Section 7.2 Other Conditions to the Obligations of the Acquiror Parties. The obligations of the Acquiror Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction or, if permitted by applicable Law, waiver by Acquiror (on behalf of itself and the other Acquiror Parties) of the following further conditions:

(a) (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 4.2) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.2(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), and (iii) the representations and warranties of the Company set forth in Article 4 (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality,” “Company Impairment Effect” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect or Company Impairment Effect;

(b) the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Company Impairment Effect shall have occurred and be continuing and no Company Material Adverse Effect shall have occurred;

(d) the Approving Company Stockholders shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under the Support Agreements at or prior to the Closing;

(e) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to Acquiror the following documents:

(i) a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(c) are satisfied, in a form and substance reasonably satisfactory to Acquiror;

(ii) certificates of good standing with respect to each Company Group Member issued by the applicable jurisdiction where such entities are formed or qualified to do business, each dated as of the most recent practicable date; and

(iii) a certificate duly executed by an authorized officer of the Company (in form and substance reasonably satisfactory to Acquiror) conforming to the requirements of Treasury Regulations Sections 1.897-2(h)(2) and 1.1445-2(c)(3).

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Section 7.3 Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:

(a) (i) the Acquiror Fundamental Representations (other than the representations and warranties set forth in Section 5.2) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), (ii) the representations and warranties set forth in Section 5.2 shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), and (iii) the representations and warranties of the Acquiror Parties set forth in Article 5 (other than the Acquiror Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality,” “Acquiror Impairment Effect” or “Acquiror Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause an Acquiror Material Adverse Effect or Acquiror Impairment Effect;

(b) the Acquiror Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Acquiror Parties under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Acquiror Impairment Effect shall have occurred and be continuing and no Acquiror Material Adverse Effect shall have occurred;

(d) the Acquiror Supporting Stockholders shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under the Support Agreements and the Side Letters, as applicable, at or prior to the Closing;

(e) the Acquiror Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Effective Time;

(f) the Acquiror Group Members shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under the Sale Transaction Agreements at or prior to the Closing;

(g) the Acquiror Convertible Noteholders and Acquiror shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under the Exchange Agreements at or prior to the Closing, the Exchanges shall have been consummated, all Contracts relating to the Acquiror Convertible Notes (other than the Exchange Agreements) shall have been terminated (effective as of the Effective Time) and all Encumbrances on any assets of any Acquiror Group Member shall have been released (effective as of the Effective Time);

(h) the Redemptions shall have been consummated, and the Certificates of Designation of the Acquiror Series A Preferred Stock and Acquiror Series B Preferred Stock shall have been withdrawn in accordance with the DGCL;

(i) the Exchanges shall have been consummated, the Acquiror Special Voting Share shall have been cancelled, all Contracts relating to the Exchangeable Shares and the Special Voting Share shall have been terminated and the Certificate of Designations of the Acquiror Special Voting Share shall have been withdrawn in accordance with the DGCL;

(j) the Wind Down shall have been completed to the reasonable satisfaction of Acquiror;

(k) all direct and indirect Subsidiaries of Acquiror, other than the Acquiror Canada Holdco, Acquiror Exchange Co., MJF and Ample, shall have been dissolved in accordance with applicable Law;

(l) the Reverse Split shall have been consummated;

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(m) Acquiror shall have delivered evidence reasonably acceptable to the Company that all accrued fees, costs, expenses, Liabilities, Indebtedness or other owed payments (including, but not limited to, any costs arising from insurance, change of control payments, severance, settlements, legal fees, indemnification, investigations, advisor fees, compensation, benefits, employment or otherwise) of the Acquiror Group as of immediately prior to the Effective Time shall have been paid or otherwise satisfied in full;

(n) Acquiror shall have cash on hand of at least $500,000;

(o) all conditions precedent for the Post-Closing Exchanges to occur immediately following the Effective Time shall have been satisfied, such that immediately following the Effective Time, there shall be no shares of Acquiror Series C Preferred Stock issued and outstanding, and the Acquiror Convertible Notes shall be repaid or otherwise satisfied in full without any ongoing Liability to Acquiror; and

(p) at or prior to the Closing, Acquiror shall have delivered, or caused to be delivered, the following documents to the Company:

(i) a certificate duly executed by an authorized officer of Acquiror, dated as of the Closing Date, to the effect that the conditions specified in Section 7.1(f), Section 7.3(a), Section 7.3(b), Section 7.3(c), Section 7.3(f), Section 7.3(g), Section 7.3(h), Section 7.3(i), Section 7.3(k), Section 7.3(l), Section 7.3(m), Section 7.3(n) and Section 7.3(o) are satisfied, in a form and substance reasonably satisfactory to the Company;

(ii) duly executed resignation letters from the officers and directors of Acquiror, as contemplated by Section 6.13(a)(ii); and

(iii) certificates of good standing with respect to each Acquiror Group Member issued by the applicable jurisdiction where such entities are formed or qualified to do business, each dated as of the most recent practicable date.

Section 7.4 Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was proximately caused by the Company’s failure to use commercially reasonable efforts to cause the Closing to occur, as required by Section 6.2, or a material breach of this Agreement by the Company. None of the Acquiror Parties may rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was proximately caused by an Acquiror Party’s failure to use commercially reasonable efforts to cause the Closing to occur, as required by Section 6.2, or a material breach of this Agreement by an Acquiror Party.

Article 8
TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing, whether before or after the Acquiror Stockholder Approval has been obtained:

(a) by mutual written consent of Acquiror and the Company;

(b) by Acquiror, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the conditions to Closing set forth in either Section 7.2(a) or Section 7.2(b) will not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by Acquiror, and (ii) the fifth (5th) Business Day prior to the Termination Date; provided, however, that none of the Acquiror Parties is then in breach of this Agreement so as to prevent the conditions to Closing set forth in either Section 7.3(a) or Section 7.3(b) from being satisfied;

(c) by the Company, if any of the representations or warranties set forth in Article 5 shall not be true and correct or if any Acquiror Party has failed to perform any covenant or agreement on the part of such applicable Acquiror Party set forth in this Agreement (including an obligation to consummate the Closing), other than with respect to a breach of Section 6.6, Section 6.8(c) or Section 8.4, as to which Section 8.1(f)(iv) will apply, such that the condition to Closing set forth in either or Section 7.3(a) or Section 7.3(b) will not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any

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covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Acquiror by the Company and (ii) the fifth (5th) Business Day prior to the Termination Date; provided, however, that the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 7.2(a) or Section 7.2(b) from being satisfied;

(d) by either Acquiror or the Company, if the Transactions shall not have been consummated on or prior to the Termination Date; provided that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to (i) Acquiror, if any Acquiror Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the Transactions on or before the Termination Date, (ii) the Company, if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the Transactions on or before the Termination Date and (iii) either Acquiror or the Company if any Proceeding for specific performance to compel the Closing is pending in a court specified in Section 9.15 as of the Termination Date;

(e) by either Acquiror or the Company, if:

(i) any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting any of the Transactions and such Order or other action shall have become final and nonappealable; or

(ii) if the Acquiror Stockholder Approval shall not have been obtained at the Acquiror Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; provided that Acquiror shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e)(ii) if the failure to obtain such Acquiror Stockholder Approval is proximately caused by any action or failure to act of Acquiror that constitutes a breach of this Agreement;

(f) by the Company, if:

(i) an Adverse Recommendation Change shall have occurred;

(ii) within 10 Business Days of a tender or exchange offer relating to securities of Acquiror having been commenced, Acquiror fails to publicly recommend against such tender or exchange offer;

(iii) Acquiror fails to publicly reaffirm its recommendation of the Transactions within 5 Business Days after the date any Acquisition Proposal or any material modification thereto is first commenced, publicly announced, distributed or disseminated to the Acquiror Stockholders upon a request to do so by the Company;

(iv) Acquiror breaches or fails to perform any of its obligations set forth in Section 6.6, Section 6.8(c) or Section 8.4;

(v) the Acquiror Board (or any committee thereof) formally resolves or publicly authorizes or proposes to take any of the foregoing actions;

(g) by Acquiror, at any time prior to obtaining the Acquiror Stockholder Approval, in order to accept a Superior Proposal in accordance with Section 6.6(b); provided, that Acquiror shall have (i) simultaneously with such termination entered into the associated Alternative Acquisition Agreement, (ii) otherwise complied with all provisions of Section 6.6(b), including the notice provisions thereof, and (iii) paid any amounts due pursuant to Section 8.3.

The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give notice of such termination to the other party.

Section 8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Representatives); provided, that:

(a) (i) Section 4.19, Section 5.24, Section 6.3(a), this Section 8.2, Section 8.3, Section 8.4, Article 9 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (ii) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms;

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(b) Acquiror may have liability as provided in Section 8.3; and

(c) the termination of this Agreement pursuant to Section 8.1 shall not affect any Liability on the part of any Party for the Willful Breach of this Agreement by, or any Fraud of, such Party (or in the case of Acquiror, Acquiror or Merger Sub).

Section 8.3 Certain Termination Matters.

(a) In the event that:

(i) (A) prior to termination of this Agreement, an Acquisition Proposal (whether or not conditional) or intention to make an Acquisition Proposal (whether or not conditional) is made directly to the Acquiror Stockholders or is otherwise publicly disclosed or otherwise communicated to senior management of Acquiror or the Acquiror Board and not expired or been publicly withdrawn prior the Termination Date or the Acquiror Stockholder Meeting, as applicable, (B) this Agreement is terminated by Acquiror or the Company pursuant to Section 8.1(d) or Section 8.1(e)(ii), or by the Company pursuant to Section 8.1(c) due to any Willful Breach or Fraud by an Acquiror Party and (C) within 12 months after the date of such termination, Acquiror enters into an agreement in respect of any Acquisition Proposal, or recommends or submits an Acquisition Proposal to the Acquiror Stockholders for adoption, or a transaction in respect of any Acquisition Proposal is consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided, that for purposes of this clause (C), each reference to “5%” or “10%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%”);

(ii) this Agreement is terminated by the Company pursuant to Section 8.1(f); or

(iii) this Agreement is terminated by Acquiror pursuant to Section 8.1(g);

then, in any such event, Acquiror shall pay to the Company a fee of $275,000 (the “Termination Fee”), less the amount of Reimbursed Expenses previously paid to the Company (if any) pursuant to Section 8.3(b), it being understood that in no event shall Acquiror be required to pay the Termination Fee on more than one occasion.

(b) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c) under circumstances in which the Termination Fee is not then payable pursuant to Section 8.3(a)(i), then Acquiror shall reimburse the Company and its Affiliates for all of their fees, costs and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to the Company and its Affiliates) incurred by the Company or its Affiliates or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Reimbursed Expenses”), up to a maximum amount of $100,000; provided, that the payment by Acquiror of the Reimbursed Expenses shall not (A) relieve Acquiror of any subsequent obligation to pay the Termination Fee pursuant to Section 8.3(a)(i) or (B) relieve Acquiror from any liability for the Willful Breach of this Agreement by, or any Fraud of, any Acquiror Party.

(c) Payment of the Termination Fee shall be made by wire transfer of same day funds to the accounts designated by the Company (i) on the consummation of any transaction contemplated by an Acquisition Proposal in the case of a Termination Fee payable pursuant to Section 8.3(a)(i), or (ii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of a Termination Fee payable pursuant to any other provision of this Section 8.3. Payment of the Reimbursed Expenses shall be made by wire transfer of same day funds to the accounts designated by the Company within two Business Days after the Company notifies Acquiror of the amounts thereof.

(d) Each Acquiror Party acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement. Accordingly, if Acquiror fails promptly to pay any amounts due pursuant to this Section 8.3, and, in order to obtain such payment, the Company commences a suit that results in a judgment against Acquiror for the amounts set forth in this Section 8.3, Acquiror shall also pay the Company its fees, costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 8.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

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(e) The payment, when due and paid, by Acquiror of the Termination Fee pursuant to this Section 8.3 shall be the sole and exclusive remedy of the Company in the event of the termination of this Agreement under the circumstances requiring the payment of the Termination Fee pursuant to this Section 8.3. For the avoidance of doubt, in the event that the Company actually receives the Termination Fee (and, to the extent applicable, any other amounts payable under Section 8.3(d)), the receipt thereof shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company that the Company may be otherwise entitled to pursue under this Section 8.3, and in such case the Company shall not be entitled to bring or maintain any Proceeding or make any claim against any Acquiror Party arising out of or relating to this Agreement or any of the transactions contemplated hereby, except as set forth in the last sentence of Section 8.3(d). Notwithstanding the foregoing, nothing in this Section 8.3(e) shall, or shall be deemed or construed to, relieve any Acquiror Party from liability for Fraud, limit any recourse or remedy available to any the Company in respect of an Acquiror Party’s Fraud, or preclude a determination that Fraud occurred.

Section 8.4 Restrictive Covenants.

(a) During the period beginning on the date of this Agreement and ending on the earlier of (x) the Closing and (y) the fifth anniversary of the date that this Agreement is terminated in accordance with Article 8 (such period, the “Restricted Period”), except as otherwise pre-approved in writing by the Company, Acquiror covenants that neither Acquiror nor any Acquiror Group Member, nor any of their respective Affiliates, shall, directly or indirectly, in any capacity, for the benefit of any Person (other than the Company or any Affiliate of the Company), (i) establish or engage in the business of cryptocurrency mining (the “Company Business”) anywhere in the world (the “Restricted Territory”), including by way of the purchase (whether by way of stock purchase, asset purchase, merger, consolidation, exclusive license, or otherwise) of a Person (or the business or assets of a Person) engaged in the Company Business anywhere in the Restricted Territory, (ii) own any interest in, manage, operate, join, control, render financial assistance to, consult with, receive any economic benefit from, exert any influence upon, participate in, render services or advice to, extend credit to, guarantee, or otherwise participate in any of the foregoing in respect of, any Person that engages in the Company Business anywhere in the Restricted Territory, or (iii) or knowingly attempt to do any of the foregoing.

(b) Acquiror acknowledges and agrees that it will receive substantial benefits by virtue of the transactions contemplated by this Agreement, that the restrictions contained in this Section 8.4 are reasonable in all respects (including with respect to subject matter, time period, and geographical area), are no greater than necessary to fully vest in the Company the benefits of the transactions contemplated by this Agreement, and constitute a material inducement to the Company to enter into this Agreement and consummate the transactions contemplated by this Agreement.

Article 9
MISCELLANEOUS

Section 9.1 Non-Survival. The representations, warranties, agreements and covenants in this Agreement shall terminate at the Effective Time, except (a) for those covenants and agreements that, by their terms, survive or contemplate performance after the Effective Time and (b) this Article 9 and any corresponding definitions set forth in Article 1.

Section 9.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents and the Confidentiality Agreement) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of Acquiror and the Company. Any attempted assignment of this Agreement not in accordance with the terms of this Section 9.2 shall be void.

Section 9.3 Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by Acquiror and the Company. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 9.3 shall be void, ab initio.

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Section 9.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a) If to any Acquiror Party, to:

Akerna Corp.

1550 Larimer Street, #246

Denver, Colorado 80202

Attention: Jessica Billingsley, Chief Executive Officer

Telephone: (970) 729-0372

E-mail: jlb@akerna.com

with a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP

1400 Wewatta Street, Suite 400

Denver, CO 80202

Attention: Jason Brenkert

Telephone: (303) 352-1133

E-mail: brenkert.jason@dorsey.com

(b) If to the Company, to:

Gryphon Digital Mining, Inc.

5953 Mabel Road, Unit 138

Las Vegas, NV 89110

Attention: Robert Chang; Daniel Tolhurst

Telephone: (877) 646-3374

E-mail: rob@gryphonmining.com; dan@gryphonmining.com

with a copy (which shall not constitute notice) to:

K&L Gates LLP

1 Park Plaza, 12th Floor

Irvine, CA 92614

Attention: Michael A. Hedge; Jason C. Dreibelbis

Telephone: (949) 623-3519

E-mail: michael.hedge@klgates.com; jason.dreibelbis@klgates.com or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 9.5 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

Section 9.6 Fees and Expenses. Except as otherwise set forth in this Agreement, including Section 8.3, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the Transactions, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.

Section 9.7 Construction; Interpretation. The term “this Agreement” means this Agreement and Plan of Merger together with the Schedules and Annexes hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and

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all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Annexes, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Annexes or Schedules are to Articles, Sections, Annexes and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available (i) to Acquiror, any documents or other materials posted to the “Gryphon VDR” electronic data room hosted by Google Drive and (ii) to the Company, any documents or other materials posted to the “Akerna VDR” hosted by Intralinks, in each case as of 5:00 p.m., New York City time, at least two (2) Business Days prior to the date of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time and all rules and regulations promulgated thereunder; and (m) all references to any Contract are to such Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement); provided that this clause (m) shall not apply with respect to the Company Disclosure Schedules or the Acquiror Disclosure Schedules. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 9.8 Annexes and Schedules. All Annexes and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the Acquiror Disclosure Schedules corresponding to any Section or subsection of Article 4 (in the case of the Company Disclosure Schedules) or Article 5 (in the case of the Acquiror Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 4 (in the case of the Company Disclosure Schedules) or Article 5 (in the case of the Acquiror Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 4 or Article 5 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature. The inclusion of any information in the Company Disclosure Schedules or the Acquiror Disclosure Schedules shall not be deemed to be an admission or acknowledgement, in and of itself, that such information has resulted in or would reasonably be expected to result in a Company Material Adverse Effect or an Acquiror Material Adverse Effect.

Section 9.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 6.11 and Section 6.12, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 9.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

Section 9.11 Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed manually or electronically in one or more

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counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by facsimile, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 9.12 Knowledge of Company; Knowledge of Acquiror. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge following reasonable inquiry of the individuals set forth on Section 9.12 of the Company Disclosure Schedules. For all purposes of this Agreement, the phrase “to Acquiror’s knowledge” and “to the knowledge of Acquiror” and any derivations thereof shall mean as of the applicable date, the actual knowledge following reasonable inquiry of the individuals set forth on Section 9.12 of the Acquiror Disclosure Schedules. For the avoidance of doubt, none of the individuals set forth on Section 9.12 of the Company Disclosure Schedules or Section 9.12 of the Acquiror Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 9.13 Extension; Waiver. The Company may (a) extend the time for the performance of any of the obligations or other acts of the Acquiror Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the Acquiror Parties set forth herein or (c) waive compliance by the Acquiror Parties with any of the agreements or conditions set forth herein. Acquiror may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 9.14 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.14.

Section 9.15 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware does not have jurisdiction, a federal court sitting in Wilmington, Delaware), for the purposes of any Proceeding (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the Transactions, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the Transactions, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 9.15 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or

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from any Proceeding commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding in any such court is brought in an inconvenient forum, (y) the venue of such Proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth in Section 9.4 shall be effective service of process for any such Proceeding.

Section 9.16 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 9.17 Side Letters and Exchange Agreements. From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with Article 8, (a) Acquiror shall not terminate, waive, amend, supplement, release, assign or modify any provision of any Side Letter or Exchange Agreement without the prior written consent of the Company (which may be given or withheld in its sole discretion) and (b) the Company shall be entitled to require Acquiror to exercise its rights and remedies under the Side Letters and the Exchange Agreements, which shall include seeking any injunctive relief available, and to enforce the provisions of the Side Letters and the Exchange Agreements. All costs associated with any such exercise of rights and remedies or enforcement shall be borne by Acquiror.

[remainder of page intentionally left blank; signature page follows]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

AKERNA CORP.
By:	/s/ Jessica Billingsley
	Name:	Jessica Billingsley
	Title:	Chief Executive Officer
AKERNA MERGER CO.
By:	/s/ Jessica Billingsley
	Name:	Jessica Billingsley
	Title:	President
GRYPHON DIGITAL Mining, INc.
By:	/s/ Rob Chang
	Name:	Rob Chang
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

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FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment to Agreement and Plan of Merger (this “Amendment”), is dated as of April 28, 2023, by and among Akerna Corp., a Delaware corporation (“Acquiror”), Akerna Merger Co., a Delaware corporation and a wholly owned subsidiary of Acquiror (“Merger Sub”), and Gryphon Digital Mining, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

A. WHEREAS, Acquiror, Merger Sub and the Company are parties to an Agreement and Plan of Merger, dated as of January 27, 2023 (the “Merger Agreement”);

B. WHEREAS, in connection with the entry by Acquiror, Merger Sub and the Company into the Merger Agreement, Acquiror also entered into a Securities Purchase Agreement (the “POSaBIT SPA”) with Akerna Canada Ample Exchange Inc., an Ontario corporation and a wholly owned subsidiary of Acquiror (“Akerna Exchange”), and POSaBIT Systems Corporation, a British Columbia corporation (“POSaBIT”), pursuant to which Acquiror agreed to sell to POSaBIT all of the membership interests of its wholly owned subsidiary MJ Freeway, LLC, a Colorado limited liability company (“MJF”), and Akerna Exchange agreed to sell to POSaBIT all of the outstanding capital stock of its wholly owned subsidiary, Ample Organics Inc., an Ontario corporation (“Ample”), for $4,000,000 in cash, on the terms and subject to the conditions set forth in the POSaBIT SPA

C. WHEREAS, on March 22, 2023, Alleaves, Inc., a Delaware corporation (“Alleaves”) submitted an unsolicited proposal to Acquiror to acquire MJF and Ample for $5,000,000 in cash (the “Alleaves Proposal”);

D. WHEREAS, on March 26, 2023, the Board of Directors of Acquiror determined that the Alleaves Proposal constituted a Superior Offer (as defined in the POSaBIT SPA), and Acquiror terminated the POSaBIT SPA in order to accept the Alleaves Proposal;

E. WHEREAS, on the date hereof, Acquiror, Akerna Exchange and MJ Acquisition Corp. a Delaware corporation (“MJA”), with funding in part from Alleaves, are entering into a definitive Securities Purchase Agreement (the “MJA SPA”), pursuant to which MJA would acquire MJF and Ample, on the terms and subject to the conditions set forth therein; and

F. WHEREAS, in connection with the entry Acquiror, Akerna Exchange and MJA into the MJA SPA, Acquiror, Merger Sub and the Company desire to amend certain provisions of the Merger Agreement to substitute the MJA SPA and the transactions contemplated thereby for the POSaBIT SPA and the transactions contemplated thereby.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties agree as follows:

1. Modification to Section 1.1. The definition of “MJF Purchaser” in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“MJF Purchaser” meansMJ Acquisition Corp., a Delaware corporation.

2. Consent to MJA SPA and Sale Transaction Agreements. By executing and delivering this Amendment, the Company hereby consents to the entry by Acquiror and Akerna Exchange into the Alleaves SPA and the other Sale Transaction Agreements contemplated thereby for all purposes under the Merger Agreement, including Section 6.1 thereof.

3. Amendment and Ratification. Except as specifically amended hereby, all terms, conditions, covenants, representations, and warranties contained in the Merger Agreement shall remain in full force and effect and shall be binding upon the Parties.

4. Entire Agreement; Assignment. The Merger Agreement, as amended hereby and together with the Ancillary Documents and the Confidentiality Agreement, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and

Annex A-72

oral, among the Parties with respect to the subject matter hereof. This Amendment may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of Acquiror and the Company. Any attempted assignment of this Amendment not in accordance with the terms of this Section 4 shall be void.

5. Parties in Interest. This Amendment shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns, and nothing in this Amendment, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Amendment.

6. Governing Law. This Amendment and all disputes or controversies arising out of or relating to this Amendment, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

7. Counterparts; Electronic Signatures. This Amendment may be executed manually or electronically in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Amendment.

[Signature page follows]

Annex A-73

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above.

AKERNA CORP.
By:	/s/ Jessica Billingsley
	Name:	Jessica Billingsley
	Title:	Chief Executive Officer
AKERNA MERGER CO.
By:	/s/ Jessica Billingsley
	Name:	Jessica Billingsley
	Title:	Chief Executive Officer
GRYPHON DIGITAL MINING, INC.
By:	/s/ Rob Chang
	Name:	Rob Chang
	Title:	Chief Executive Officer

[SIGNATURE PAGE TO FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER]

Annex A-74

Annex B

SECURITIES PURCHASE AGREEMENT

between

AKERNA CORP.

and

AKERNA CANADA AMPLE EXCHANGE INC.

and

MJ ACQUISITION CORP.

dated as of

April 28, 2023

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”), dated as of April 28, 2023, is entered into among Akerna Corp., a Delaware corporation (“Seller”), Akerna Canada Ample Exchange Inc., an Ontario corporation (“ExchangeCo”), and MJ Acquisition Corp., a Delaware corporation (“Buyer”).

RECITALS

WHEREAS, Seller owns all of the issued and outstanding membership interests (the “Membership Interests”), of MJ Freeway, LLC, a Colorado limited liability company (“MJF”);

WHEREAS, Seller owns all of the issued and outstanding common shares of Akerna Canada Holdings, Inc., an Ontario corporation;

WHEREAS, Akerna Canada Holdings, Inc. owns all of the issued and outstanding common shares of ExchangeCo;

WHEREAS, ExchangeCo owns all of the issued and outstanding common and preferred shares (the “Shares”), of Ample Organics Inc., an Ontario corporation (the “AO”);

WHEREAS, Seller wishes to sell to Buyer (or a Subsidiary of Buyer designated by Buyer), and Buyer wishes to purchase (or cause a Subsidiary of Buyer designated by Buyer to purchase) from Seller, the Membership Interests, subject to the terms and conditions set forth herein;

WHEREAS, ExchangeCo wishes to sell to Buyer, and Buyer wishes to purchase from ExchangeCo, the Shares, subject to the terms and conditions set forth herein;

WHEREAS, in order to induce Buyer to enter into this Agreement and to cause the transactions contemplated by this Agreement to be consummated, the directors and officers of Seller and certain stockholders of or lenders to the Seller, in each case, listed on Schedule A hereto, are executing, concurrently with the execution and delivery of this Agreement, Voting and Support Agreements in favor of Seller or Buyer in the form(s) substantially attached hereto as Exhibit A (the “Voting and Support Agreements”); and

WHEREAS, as partial consideration for its acquisition of the Membership Interests and Shares, Buyer has agreed, contemporaneous herewith, to extend the Akerna Loan;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

The following terms have the meanings specified or referred to in this Article I:

“Acquisition Proposal” means an Acquisition Proposal for Company Group or an Acquisition Proposal for Seller.

“Acquisition Proposal for Company Group” means, other than with respect to the Merger Transaction, any inquiry, proposal or offer, whether written or oral, from any Person or group of Persons (other than an offer or proposal made or submitted by or on behalf of Buyer or any of its Affiliates) contemplating or otherwise relating to any Acquisition Transaction for Company Group.

“Acquisition Proposal for Seller” means, other than with respect to the Merger Transaction, any inquiry, proposal or offer, whether written or oral, from any Person or group of Persons (other than an offer or proposal made or submitted by or on behalf of Buyer or any of its Affiliates) contemplating or otherwise relating to any Acquisition Transaction for Seller.

“Acquisition Transaction for Company Group” means, other than the Merger Transaction, any transaction or series of transactions involving: (a) any merger, consolidation, amalgamation, share or unit exchange, business combination, issuance of securities, acquisition of securities, liquidation, reorganization, recapitalization, tender offer,

Annex B-1

exchange offer or other similar transaction: (i) in which a Company Group member is a constituent corporation or company; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Company Group member; or (iii) in which a Company Group member issues securities representing more than 20% of the outstanding securities of any class of voting securities of a Company Group member; (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the fair market value of the assets of the Company Group, taken as a whole (as determined by Seller’s board of directors); or (c) any tender offer or exchange offer, that if consummated would result in any Person or group of Persons beneficially owning 20% or more of the outstanding equity securities of a Company Group member.

“Acquisition Transaction for Seller” means, other than the Merger Transaction, any transaction or series of transactions involving: (a) any merger, consolidation, amalgamation, share or unit exchange, business combination, issuance of securities, acquisition of securities, liquidation, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which Seller is a constituent corporation or company; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Seller; or (iii) in which Seller issues securities representing more than 20% of the outstanding securities of any class of voting securities of Seller; (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the fair market value of the assets of Seller and its Subsidiaries, taken as a whole (as determined by Seller’s board of directors); or (c) any tender offer or exchange offer, that if consummated would result in any Person or group of Persons beneficially owning 20% or more of the outstanding equity securities of Seller.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Akerna Loan” means a loan by Buyer to Seller in the principal amount of $1,000,000 to be evidenced by a note and security documents in substantially the form attached hereto as Exhibit B.

“Allocation Schedule” has the meaning set forth in Section 6.06.

“Ancillary Documents” means the the Voting and Support Agreements, and all other agreements, documents, instruments or certificates delivered or required to be delivered by any party to this Agreement at or prior to the Closing pursuant to this Agreement.

“Annual Financial Statements” has the meaning set forth in Section 3.06.

“AO” has the meaning set forth in the recitals.

“AO Employee” has the meaning set forth in Section 5.18(b)(i).

“AO Group” means AO, AO’s wholly owned Subsidiaries, if any, and AO’s non-wholly owned Subsidiaries, if any.

“AO Prospective Employee” has the meaning set forth in Section 5.18(b)(ii).

“AO-Related Employee” has the meaning set forth in Section 5.18(b)(i).

“AO Retained Employee” has the meaning set forth in Section 5.18(b)(ii).

“Assignments” has the meaning set forth in Section 2.03(b)(i).

Annex B-2

“Balance Sheet” has the meaning set forth in Section 3.06.

“Balance Sheet Date” has the meaning set forth in Section 3.06.

“Benefit Plan” has the meaning set forth in Section 3.23(a).

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Denver, Colorado, USAare authorized or required by Law to be closed for business.

“Buyer” has the meaning set forth in the preamble.

“Buyer Tax Returns” has the meaning set forth in Section 6.01(b)(ii).

“Buyer’s Accountants” means HLB Gravier, LLC.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020, as may be amended or modified from time to time, including any rules or regulations promulgated thereunder (including any analogous or similar provision under state and local Law).

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.

“Closing” has the meaning set forth in Section 2.05.

“Closing Date” has the meaning set forth in Section 2.05.

“Closing Date Payment” has the meaning set forth in Section 2.04(a)(i).

“Closing Indebtedness” means the outstanding Indebtedness of the Company Group as of 12:01 a.m. MST on the Closing Date.

“Closing Indebtedness Certificate” means a certificate executed by the Chief Financial Officer of Seller certifying on behalf of Seller an itemized list of all outstanding Indebtedness of the Company Group as of 12:01 a.m. MST on the Closing Date and the Person to whom such outstanding Indebtedness is owed and an aggregate total of such outstanding Indebtedness.

“Closing Statement” has the meaning set forth in Section 2.04(b)(i).

“Closing Transaction Expenses” means the amount of unpaid Transaction Expenses of the Company Group as of 12:01 a.m. MST on the Closing Date.

“Closing Transaction Expenses Certificate” means a certificate executed by the Chief Financial Officer of Seller, certifying the amount of Transaction Expenses of the Company Group remaining unpaid as of 12:01 a.m. MST on the Closing Date (including an itemized list of each such unpaid Transaction Expense with a description of the nature of such expense and the person to whom such expense is owed).

“Closing Working Capital” means: (a) the Current Assets of the Company Group, less (b) the Current Liabilities of the Company Group, in each case as adjusted as set forth on Schedule B and determined as of 12:01 a.m. MST on the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Group” means AO Group and MJF Group.

“Company Group member,” “member of Company Group,” or any other similar language means a member of AO Group or MJF Group.

“Company Intellectual Property” means all Intellectual Property that is owned or purported to be owned by AO, MJF or another Company Group member.

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, whether written or oral, relating to Intellectual Property to which a Company Group member is a party, beneficiary or otherwise bound.

Annex B-3

“Company IP Registrations” means all Company Intellectual Property that is subject to any issuance, registration or application by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including issued patents, registered trademarks, domain names and copyrights, and pending applications for any of the foregoing.

“Company IT Systems” means all software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology (IT) networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) by the Company Group.

“Consolidated Returns” means any and all Tax Returns of the Seller Group that includes any Company Group member.

“Contemplated Transactions” means (A) the Merger Transaction, (B) the change of control of Seller resulting from the Merger Transaction, to the extent such approval is necessary, (C) the other transactions contemplated by the Merger Agreement, (D) the Reverse Split, (E) any amendment of Seller’s certificate of incorporation to increase the authorized shares of Seller’s common stock, (F) the amendment of Seller’s certificate of incorporation to effect the name change of Seller, (G) seeking advisory approval of a proposal to Seller’s stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to Seller’s named executed officers in connection with the completion of the Merger Transaction, if applicable, or (H) the transactions contemplated by this Agreement or the Ancillary Documents.

“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

“COVID Related Deferrals” shall mean any Tax liabilities or other amounts or liabilities for or allocable to any taxable period ending on or prior to the Closing Date the payment of which is deferred, on or prior to the Closing Date, to a taxable period (or portion thereof) beginning after the Closing Date pursuant to (a) the CARES Act, (b) the Continued Assistance Act, (c) the Executive Order signed by President Trump on August 8, 2020, as may be amended or modified from time to time, (d) the Consolidated Appropriations Act of 2021, which was signed into law on December 27, 2020 and any other Law or executive order or Presidential Memorandum (including the Presidential Memorandum described in IRS Notice 2020-65) related to COVID-19, in each case any rules or regulations promulgated thereunder (including any analogous provisions under state and local law) and any amendments thereof.

“Current Assets” means cash and cash equivalents, accounts receivable (less allowance for doubtful accounts), inventory and prepaid expenses, but excluding (a) the portion of any prepaid expense of which Buyer will not receive the benefit following the Closing, (b) deferred Tax assets and (c) receivables from any of the Company Group’s Affiliates, directors, managers, employees, officers, stockholders or members and any of their respective Affiliates, determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Annual Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end.

“Current Government Contracts” has the meaning set forth in Section 3.16(a).

“Current Liabilities” means accounts payable, accrued Taxes and accrued expenses, but excluding payables to any of the Company Group’s Affiliates, directors, managers, employees, officers, stockholders or members and any of their respective Affiliates, deferred Tax liabilities, Transaction Expenses and the current portion of any Indebtedness of the Company Group, determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Annual Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end.

“Do not have Unreasonably Small Capital” has the meaning set forth in Section 3.28(g).

“Disclosure Schedules” means the Disclosure Schedules delivered by Seller and Buyer concurrently with the execution and delivery of this Agreement.

Annex B-4

“Disputed Amounts” has the meaning set forth in Section 2.04(c)(iii).

“Dollars or $” means the lawful currency of the United States.

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Attributes” means any emissions and renewable energy credits, energy conservation credits, benefits, offsets and allowances, emission reduction credits or words of similar import or regulatory effect (including emissions reduction credits or allowances under all applicable emission trading, compliance or budget programs, or any other federal, state or regional emission, renewable energy or energy conservation trading or budget program) that have been held, allocated to or acquired for the development, construction, ownership, lease, operation, use or maintenance of the Company Group as of: (i) the date of this Agreement; and (ii) future years for which allocations have been established and are in effect as of the date of this Agreement.

“Environmental Claim” means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence of, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient or indoor air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act of 1910, as amended, 7 U.S.C. §§ 136 et seq.; the Oil Pollution Act of 1990, as amended, 33 U.S.C. §§ 2701 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with any Company Group member or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Estimated Closing Indebtedness” has the meaning set forth in Section 2.04(a)(i)(B).

“Estimated Closing Statement” has the meaning set forth in Section 2.04(a)(ii).

Annex B-5

“Estimated Closing Transaction Expenses” has the meaning set forth in Section 2.04(a)(i)(C).

“Estimated Closing Working Capital” has the meaning set forth in Section 2.04(a)(ii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“ExchangeCo” has the meaning set forth in the recitals.

“Export Control Laws” means (i) all U.S. import and export Laws (including those Laws under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120-130; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599) and (ii) all comparable applicable Laws outside the United States.

“Fair Value” has the meaning set forth in Section 3.28(b).

“FAR” means the Federal Acquisition Regulation and any agency supplemental thereto.

“Form S-4 Registration Statement” means the registration statement on Form S-4 to be filed with the SEC by Seller registering the public offering and sale of Seller’s common stock in the Merger Transaction, including all shares of Seller’s common stock to be issued in exchange for all shares of capital stock in Gryphon, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“Financial Statements” has the meaning set forth in Section 3.06.

“Fraud” means common law fraud under the law of the State of Delaware.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Government Bid” means any bid, offer, proposal or quotation made or submitted by a Company Group member prior to the Closing Date which, if accepted or selected for ware, would result in a Government Contract.

“Government Contracts” has the meaning set forth in Section 3.09(a)(viii).

“Government Contract Loss” means that the total direct and indirect costs incurred by the Company Group under a Government Contract exceed the total amount of payments that have been or will be received by the Company Group under such Government Contract.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Gryphon” means Gryphon Digital Mining, Inc., a Delaware corporation.

“GST/HST” means all goods and services taxes and harmonized sales taxes imposed under Part IX of the Excise Tax Act (Canada).

“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Identified Contingent Liabilities” has the meaning set forth in Section 3.28(e).

Annex B-6

“Indebtedness” means, without duplication and with respect to the Company Group, all: (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services (other than Current Liabilities taken into account in the calculation of Closing Working Capital); (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease obligations; (f) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions; (g) guarantees made by any Company Group member on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (f); (h) all obligations with respect to the net current Tax liabilities of the Company Group that are allocable to any Pre-Closing Tax Period (treating for purposes of this Agreement the taxable year of the Company Group that includes the Closing Date as closing on (and including) the Closing Date), and including any COVID Related Deferrals; (i) unpaid employer Liabilities for salary, wages, benefits, payroll, bonuses, commissions, vacation, sick days and other liabilities, including any termination pay, severance, or pay-in-lieu-of-notice payable to any employee; and (j) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (i).

“Indemnified Taxes” means (without duplication), except to the extent treated as Closing Indebtedness or as a liability in the calculation of Closing Working Capital, (a) any and all Taxes (or the non-payment thereof) of the Company Group for all Pre-Closing Tax Periods, and, in the case of a Straddle Period, the portion of any Taxes of the Company Group for the portion of the Straddle Period ending on the Closing Date as determined pursuant to Section 6.04, (b) any and all Taxes of any member of an affiliated, consolidated, combined or unitary group of which any member of the Company Group is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar Law, (c) any and all Taxes of any Person for any period (other than any member of the Company Group or Buyer or any Affiliate thereof) imposed on the Company Group as a transferee or successor, where the transaction giving rise to the liability on the part of the Company Group occurred on or prior to the Closing Date by Law, by Contract or otherwise, in each case, other than commercial agreements entered into in the ordinary course of business, the principle purpose of which is not Tax; (d) any and all Taxes of any Person imposed on the Company Group as a result of any Tax Sharing Agreement entered on or into prior to the Closing Date for any Pre-Closing Tax Period; (e) any and all Taxes arising out of or resulting from any inclusion under Sections 951 and 951A of the Code (or any corresponding or similar provision under applicable Law with respect to Taxes) in respect of any “foreign corporation” owned, directly or indirectly, by any Company Group member to the extent such inclusion results from any transaction or ownership of assets occurring between the beginning of the taxable year of such foreign corporation that includes the Closing Date and through the Closing; (f) any and all Taxes resulting from any election pursuant to Section 965 of the Code (or any corresponding or similar provisions of state, local or non-U.S. Tax law); (g) any and all COVID Related Deferrals; and (h) any and all Transfer Taxes, which Seller is liable for pursuant to Section 6.01(c).

“Independent Accountant” has the meaning set forth in Section 2.04(c)(iii).

“Insurance Policies” has the meaning set forth in Section 3.19.

“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) (“Patents”); (b) trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing (“Trademarks”); (c) copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing (“Copyrights”); (d) internet domain names and social media account or user names (including “handles”), whether or not Trademarks, all associated web addresses, URLs, websites and web pages, social media sites and pages, and all content and data thereon or relating thereto, whether or not Copyrights; (e) mask works, and all registrations, applications for registration, and renewals thereof; (f) industrial designs, and all Patents, registrations, applications for registration, and renewals thereof; (g) trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein (“Trade Secrets”); (h) computer programs, operating systems, applications, firmware, and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof; (i) rights of publicity; and (j) all other intellectual or industrial property and proprietary rights.

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“Interim Balance Sheet” has the meaning set forth in Section 3.06.

“Interim Balance Sheet Date” has the meaning set forth in Section 3.06.

“Interim Financial Statements” has the meaning set forth in Section 3.06.

“Key Employees” has the meaning set forth in Section 7.02(p).

“Knowledge of Seller or Seller’s Knowledge” or any other similar knowledge qualification, means the actual or constructive knowledge of any director, manager or officer of Seller or any Company Group member, in each case after due inquiry.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Liabilities” has the meaning set forth in Section 3.07.

“Licensed Intellectual Property” means all Intellectual Property in which any Company Group member holds any rights or interests granted by other Persons, including Seller or any of its Affiliates.

“Losses” means losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers; provided, however, that “Losses” shall not include punitive damages, except to the extent actually awarded to a Governmental Authority or other third party.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of the Company Group, or (b) the ability of Seller or ExchangeCo to consummate the transactions contemplated hereby on a timely basis; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company Group operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or explicitly permitted by this Agreement, except pursuant to Section 3.05 and Section 5.08, or any action taken (or omitted to be taken) with the written consent of or at the written request of Buyer, provided that such action is explicitly described in such written consent or written request; (vi) any changes in applicable Laws or accounting rules, including GAAP or the enforcement, implementation, or interpretation thereof; (vii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors, or others having relationships with the Company Group; (viii) any natural or man-made disaster or acts of God; (ix) any epidemics, pandemics, disease outbreaks, or other public health emergencies; or (x) any failure by the Company Group to meet any internal or published projections, forecasts, or revenue or earnings predictions, provided that the underlying causes of such failures (subject to other provisions of this definition) shall not be excluded; and provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i) through (iv) or (viii) through (ix) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Company Group compared to other participants in the industries in which the Company Group conducts its businesses.

“Material Contracts” has the meaning set forth in Section 3.09(a).

“Material Customers” has the meaning set forth in Section 3.15(a).

“Material Suppliers” has the meaning set forth in Section 3.15(b).

“Membership Interests” has the meaning set forth in the recitals.

“Merger Transaction” has the meaning set forth in Section 3.28.

“MJF” has the meaning set forth in the recitals.

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“MJF Group” means MJF, MJF’s wholly owned Subsidiaries, if any, and MJF’s non-wholly owned Subsidiaries, if any.

“MJF Prospective Employee” has the meaning set forth in Section 5.18(a)(ii).

“MJF-Related Employee” has the meaning set forth in Section 5.18(a)(i).

“Multiemployer Plan” has the meaning set forth in Section 3.23(c).

“Non-U.S. Benefit Plan” has the meaning set forth in Section 3.23(a).

“Notice Period” has the meaning set forth in Section 5.14(c).

“Off-the-Shelf Software” means commercially available “shrink wrap,” “click-through” or other software copyrighted by third parties, in each case under standard end-user object code license agreements and available for an annual or one-time license fee of no more than $10,000.

“Organizational Documents” means (a) in the case of a Person that is a corporation, its articles or certificate of incorporation and its by-laws, regulations or similar governing instruments required by the laws of its jurisdiction of formation or organization; (b) in the case of a Person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (c) in the case of a Person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; and (d) in the case of a Person that is none of a corporation, partnership (limited, limited liability, general or otherwise), limited liability company or natural person, its governing instruments as required or contemplated by the laws of its jurisdiction of organization.

“Outside Date” means September 29, 2023; provided, however, if the SEC has not declared effective under the Securities Act the Form S-4 Registration Statement by August 29, 2023, then either Buyer or Seller shall be entitled to extend the Outside Date by up to sixty (60) days by providing written notice to the other.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Permitted Encumbrances” has the meaning set forth in Section 3.10(a).

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Platform Agreements” has the meaning set forth in Section 3.12(h).

“Post-Closing Adjustment” has the meaning set forth in Section 2.04(b)(iii).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

“Present Fair Salable Value” has the meaning set forth in Section 3.28(c).

“Proxy Statement / Prospectus” means the proxy statement, prospectus, and/or information statement to be sent to Seller’s stockholders in connection with the Seller’s Stockholders’ Meeting.

“Purchase Price” has the meaning set forth in Section 2.02.

“Qualified Benefit Plan” has the meaning set forth in Section 3.23(c).

“Real Property” means the real property owned, leased or subleased by any Company Group member, together with all buildings, structures and facilities located thereon.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

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“Representative” means, with respect to any Person, any and all directors, managers, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Required Seller’s Stockholder Vote” means the affirmative vote of a majority of the issued and outstanding voting stock of the Seller entitled to vote at the Seller’s Stockholder Meeting.

“Resolution Period” has the meaning set forth in Section 2.04(c)(ii).

“Restricted Business” means the creation and selling of software and data solutions for businesses in the areas of cultivation management, point of sale, patient management and inventory tracking systems.

“Restricted Period” has the meaning set forth in Section 5.07(a).

“Review Period” has the meaning set forth in Section 2.04(c)(i).

“SEC” means the United States Securities and Exchange Commission.

“Section 503” has the meaning set forth in Section 3.24(g).

“Securities” means each of the Membership Interests and the Shares.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the preamble.

“Seller Board Recommendation” has the meaning set forth in Section 5.14(b).

“Seller Board Adverse Recommendation Change” has the meaning set forth in Section 5.14(b).

“Seller Group” means (a) the affiliated group as defined in Section 1504(a) of the Code of which Seller is the common parent, and (b) with respect to each state, local or foreign jurisdiction in which Seller or its any of its Subsidiaries or Affiliates files a consolidated, combined or unitary Tax Return and in which AO, MJF or any other member of the Company Group is or is required to be included, the group with respect to which such Return is filed.

“Seller’s Stockholder Matters” has the meaning set forth in Section 5.14(a).

“Seller’s Stockholders’ Meeting” has the meaning set forth in Section 5.14(a).

“Seller Reviewed Returns” has the meaning set forth in Section 6.01(b)(ii).

“Seller’s Accountants” means Marcum LLP.

“Shares” has the meaning set forth in the recitals.

“Single Employer Plan” has the meaning set forth in Section 3.23(c).

“Solvent” has the meaning set forth in Section 3.28(a).

“Stated Liabilities” has the meaning set forth in Section 3.28(d).

“Statement of Objections” has the meaning set forth in Section 2.04(c)(ii).

“Straddle Period” means any taxable year or period beginning before and ending after the Closing Date.

“Subsidiary” of a Person means a corporation, partnership, limited liability company, or other business entity of which a majority of the shares of voting securities or other equity securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.

“Superior Offer” means a bona fide Acquisition Proposal for Seller (with all references to 20% in the definition of Acquisition Transaction for Seller being treated as references to 50% for these purposes) made by a third party that is on terms and conditions that Seller’s board of directors determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that Seller’s board of directors deems relevant following consultation with its outside legal counsel and financial advisor, if any, (i) is more favorable, from a financial point of view, to

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Seller’s stockholders than the terms of the transactions contemplated by this Agreement and the Merger Transaction, taking into account any factors that Seller’s board of directors deems appropriate; and (ii) is reasonably capable of being consummated.

“Target Working Capital” means between One Hundred Fifty Thousand Dollars ($150,000.00) and Two Hundred Fifty Thousand Dollars ($250,000).

“Tax” or “Taxes” means: (a) any and all federal, state, local, and non-U.S. taxes, charges, fees, levies, imposts, duties, excises, premiums and other similar assessments or charges of any kind whatsoever, including income taxes (whether imposed on or measured by net income, gross income, income as specially defined, earnings, profits, or selected items of income, earnings, or profits), gains, capital taxes, capital stock taxes, production taxes, gross receipts taxes, environmental taxes, any digital sales and advertising taxes, sales taxes, use taxes, value added taxes, GST/HST, provincial sales taxes, use taxes, excise taxes, special assessment taxes, business taxes, health taxes, employee health taxes, recapture, escheat, abandoned or unclaimed property, transfer taxes, land transfer taxes, gift taxes, wealth taxes, environment taxes, net worth taxes, indebtedness taxes, surplus taxes, registration duties, franchise taxes, license taxes, withholding taxes or other withholding obligations, payroll taxes, employment taxes, excise taxes, severance taxes, employer and employee social security contributions, social security premiums, workers’ compensation premiums, employment or unemployment insurance or compensation premiums, severance taxes, social services taxes, education taxes, utility taxes, surtaxes, stamp taxes, inheritance, highway use, commercial rent, occupation taxes, premium taxes, ad valorem taxes, real or personal property taxes, windfall profits taxes, estimated, alternative or add-on minimum taxes, import or export taxes and customs duties, together with all interest, penalties, fines, and additions thereto (whether disputed or not); (b) any liability for any amounts of the type described in clause (a) as a result of being or ceasing to be a member of any affiliated group (including any liability under Treasury Regulation Section 1.1502-6 or any comparable provision of other applicable Law); and (c) any liability for any amounts of the type described in clause (a) or (b) arising under Contract, by operation of law, by reason of being a successor or transferee, or otherwise.

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), the Income Tax Application Rules, R.S.C. 1985, c. 2 (5th Supp.), and the Income Tax Regulations, C.R.C., c. 945, in each case as amended from time to time.

“Tax Claim” has the meaning set forth in Section 6.07.

“Tax Return” means any return, election, estimates, designation, form, declaration, report, claim for refund, information return, statement or any other document of any nature whatsoever relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreement” means any Contract (including any provision of a contract) pursuant to which any member of the Company Group is obligated to indemnify any other Seller Group member for, or otherwise pay, any Tax of another Seller Group member, or share any Tax benefit with another Seller Group member, in each case, other than commercial agreements entered into in the ordinary course of business, the principle purpose of which is not Tax.

“Territory” means (i) the United States of America, (ii) Canada, (iii) any other country where any Company Group member does business as of the Closing, or (iv) any other country where any Company Group member plans, as of the Closing, to do business within 18 months after of the Closing.

“Transfer Taxes” means all sales, use, transfer, real property transfer, valued added, goods and services, gross receipts, excise, conveyance, documentary, stamp duty, recording, registration and other similar Taxes, charges and fees (including any penalties, interest and additions to Tax) incurred in connection with the transactions contemplated by this Agreement, whether payable by Buyer, any member of the Seller Group, any member of the Company Group, or any Affiliate thereof.

“Transaction Expenses” means all fees and expenses incurred by any Company Group member, Seller or ExchangeCo at or prior to the Closing in connection with (i) the preparation, negotiation and execution of this Agreement and the Ancillary Documents, and the performance and consummation of the transactions contemplated hereby and thereby or (ii) any Action (such fees and expenses to include any invoices or work-in-progress relating to such Action).

“Undisputed Amounts” has the meaning set forth in Section 2.04(c)(iii).

“Union” has the meaning set forth in Section 3.24(d).

Annex B-11

“VEVRAA” has the meaning set forth in Section 3.24(g).

“Voting and Support Agreements” has the meaning set forth in the recitals.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

“Will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature” has the meaning set forth in Section 3.28(f).

ARTICLE II
PURCHASE AND SALE

Section 2.01 Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing:

(a) Seller shall sell to Buyer (or a Subsidiary of Buyer designated by Buyer), and Buyer shall purchase (or cause a Subsidiary of Buyer designated by Buyer to purchase) from Seller, all of Seller’s right, title, and interest in and to the Membership Interests, free and clear of all Encumbrances (other than Encumbrances pursuant to securities Laws of general application); and

(b) ExchangeCo shall sell to Buyer, and Buyer shall purchase from ExchangeCo, all of ExchangeCo’s right, title, and interest in and to the Shares, free and clear of all Encumbrances (other than Encumbrances pursuant to securities Laws of general application);

for the consideration specified in Section 2.02.

Section 2.02 Purchase Price.

(a) The aggregate purchase price for the Securities shall be Five Million Dollars ($5,000,000), subject to adjustment pursuant to Section 2.04 hereof (the “Purchase Price”), consisting of a credit for the amount of the Akerna Loan with the balance to be cash.

(b) The Purchase Price shall be allocated as follows:

(i) eighty percent (80%) of the Purchase Price shall be allocated to the Membership Interests; and

(ii) the balance of the Purchase Price shall be allocated to the Shares; provided, however that in the event that the Buyer shall provide notice of its intent not to proceed with the acquisition of the Shares pursuant to Section 7.02(w) or (z) below, then the Purchase Price shall not be reduced but will be allocated solely to the Purchase Price of the Membership Interests.

Section 2.03 Transactions to be Effected at the Closing.

(a) At the Closing, Buyer shall:

(i) deliver to Seller (for the benefit of Seller and ExchangeCo):

(A) the Closing Date Payment by wire transfer of immediately available funds to an account designated in writing by Seller to; and

(B) the Ancillary Documents and all other agreements, documents, instruments or certificates required to be delivered by Buyer at or prior to the Closing pursuant to Section 7.03 of this Agreement.

(ii) pay, on behalf of the Company Group, Seller or ExchangeCo, the following amounts:

(A) Indebtedness of any Company Group member to be paid at Closing, by wire transfer of immediately available funds to the accounts and in the amounts specified on the Closing Indebtedness Certificate; and

Annex B-12

(B) any Transaction Expenses unpaid at Closing, by wire transfer of immediately available funds to the accounts and in the amounts specified on the Closing Transaction Expenses Certificate.

(b) At the Closing, Seller and ExchangeCo shall deliver to Buyer:

(i) (A) an assignment of the Membership Interests to Buyer (or a Subsidiary of Buyer designated by Buyer) in form and substance satisfactory to Buyer, duly executed by Seller, and (B) certificates representing the Shares, free and clear of all Encumbrances (other than Encumbrances pursuant to securities Laws of general application), duly endorsed in blank by ExchangeCo or accompanied by instruments of transfer duly endorsed in blank by ExchangeCo, with all required transfer tax stamps (if any) affixed thereto (collectively, the “Assignments”); and

(ii) the Ancillary Documents and all other agreements, documents, instruments or certificates required to be delivered by Seller or ExchangeCo at or prior to the Closing pursuant to Section 7.02 of this Agreement.

Section 2.04 Purchase Price Adjustment.

(a) Closing Adjustment.

(i) At the Closing, the cash amount of the Purchase Price shall be adjusted in the following manner:

(A) either (1) an increase by the amount, if any, by which the Estimated Closing Working Capital (as determined in accordance with Section 2.04(a)(ii)) is greater than the top of the range of the Target Working Capital, or (2) a decrease by the amount, if any, by which the Estimated Closing Working Capital is less than the bottom of the range of the Target Working Capital;

(B) a decrease by the estimated Closing Indebtedness (“Estimated Closing Indebtedness”); and

(C) a decrease by the amount of estimated Closing Transaction Expenses (“Estimated Closing Transaction Expenses”).

The net amount after giving effect to the adjustments listed above (and exclusive of the the Akerna Loan which will be deemed repaid in full at Closing pursuant to its terms) shall be the “Closing Date Payment.”

(ii) At least three (3) Business Days before the Closing, Seller shall prepare and deliver to Buyer a statement setting forth its good faith estimate of Closing Working Capital (the “Estimated Closing Working Capital”), Estimated Closing Indebtedness, and Estimated Closing Transaction Expenses, which statement shall contain an estimated balance sheet of the Company Group as of the Closing Date (without giving effect to the transactions contemplated herein), a calculation of Estimated Closing Working Capital, Estimated Closing Indebtedness, and Estimated Closing Transaction Expenses (the “Estimated Closing Statement”), and a certificate of the Chief Financial Officer of Seller certifying that the Estimated Closing Statement was prepared in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Annual Financial Statements for the most recent fiscal year end as if such Estimated Closing Statement was being prepared and audited as of a fiscal year end, as adjusted as set forth on Schedule B. The Estimated Closing Statement shall include a reasonably detailed explanation and supporting detail of the calculations thereof.

(b) Post-Closing Adjustment.

(i) Within seventy-five (75) days after the Closing Date, Buyer shall prepare and deliver to Seller a statement setting forth its calculation of Closing Working Capital, Closing Indebtedness, and Closing Transaction Expenses, which statement shall contain a balance sheet of the Company

Annex B-13

Group as of the Closing Date (without giving effect to the transactions contemplated herein), a calculation of Closing Working Capital, Closing Indebtedness, and Closing Transaction Expenses (the “Closing Statement”) and a certificate of the Chief Financial Officer of Buyer certifying that the Closing Statement was prepared in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Annual Financial Statements for the most recent fiscal year end as if such Closing Statement was being prepared as of a fiscal year end, as adjusted as set forth on Schedule B; provided that if Buyer does not deliver the Closing Statement within seventy-five (75) days after the Closing Date, then the Closing Statement shall be deemed to be the Estimated Closing Statement and the Purchase Price shall be deemed to be equal to the Closing Date Payment.

(ii) After the Closing, the adjustment to the Purchase Price shall be redetermined in the following manner:

(A) either (1) an increase by the amount, if any, by which the Closing Working Capital (as finally determined pursuant to Section 2.04(c)) is greater than the top of the range of the Target Working Capital, or (2) a decrease by the amount, if any, by which the Closing Working Capital is less than the bottom of the range of the Target Working Capital; provided that, in each case, in no event shall the absolute value of the adjustment to the Purchase Price attributable solely to the Closing Working Capital exceed Five Hundred Thousand Dollars ($500,000);

(B) a decrease by the Closing Indebtedness (exclusive of the Akerna Loan); and

(C) a decrease by the amount of Closing Transaction Expenses.

(iii) The post-closing adjustment shall be an amount equal to the Purchase Price (as finally determined pursuant to Section 2.04(c)) minus the Closing Date Payment (the “Post-Closing Adjustment”).

(c) Examination and Review.

(i) Examination. After receipt of the Closing Statement, Seller shall have thirty (30) days (the “Review Period”) to review the Closing Statement. During the Review Period, Seller and Seller’s Accountants shall have access to the books and records of the Company Group, the personnel of, and work papers prepared by, Buyer and/or Buyer’s Accountants to the extent that they relate to the Closing Statement and to such historical financial information (to the extent in Buyer’s possession) relating to the Closing Statement as Seller may reasonably request for the purpose of reviewing the Closing Statement and to prepare a Statement of Objections (defined below), provided that such access shall be in a manner that does not interfere with the normal business operations of Buyer or the Company Group.

(ii) Objection. On or prior to the last day of the Review Period, Seller may object to the Closing Statement by delivering to Buyer a written statement setting forth Seller’s objections in reasonable detail, indicating each disputed item or amount and the basis for Seller’s disagreement therewith (the “Statement of Objections”). If Seller fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Statement and the Post-Closing Adjustment, as the case may be, reflected in the Closing Statement shall be deemed to have been accepted by Seller. If Seller delivers the Statement of Objections before the expiration of the Review Period, Buyer and Seller shall negotiate in good faith to resolve such objections within thirty (30) days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Post-Closing Adjustment and the Closing Statement with such changes as may have been previously agreed in writing by Buyer and Seller, shall be final and binding.

(iii) Resolution of Disputes. If Seller and Buyer fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts” and any amounts not so disputed, the “Undisputed Amounts”) shall be submitted for resolution to the office of an impartial nationally

Annex B-14

recognized firm of independent certified public accountants other than Seller’s Accountants or Buyer’s Accountants (the “Independent Accountant”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Post-Closing Adjustment, as the case may be, and the Closing Statement based on the parties’ computations of the Closing Statement and any such work papers, schedules, or other documents and written information relating to the Closing Statement as the Independent Accountant may reasonably request. The Independent Accountant shall review those items in dispute in the Closing Statement and shall render a written report as to the resolution of each dispute and the Disputed Amounts and the resulting calculations of each item in the Closing Statement and base its determination solely on the information provided by the parties and the applicable definitions, procedures, and other terms in this Agreement and the presentations by Buyer and Seller. The parties hereto agree that all adjustments shall be made without regard to materiality. Absent manifest error, the Independent Accountant shall only decide the specific items under dispute by the parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Statement and the Statement of Objections, respectively.

(iv) Fees of the Independent Accountant. The fees and expenses of the Independent Accountant shall be paid by Seller, on the one hand, and by Buyer, on the other hand, based upon the percentage that the amount actually contested but not awarded to Seller or Buyer, respectively, bears to the aggregate amount actually contested by Seller and Buyer.

(v) Determination by Independent Accountant. The Independent Accountant shall make a determination as soon as practicable within thirty (30) days (or such other time as the parties hereto shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Closing Statement and/or the Post-Closing Adjustment shall be conclusive and binding upon the parties hereto.

(d) Payments of Post-Closing Adjustment. If the Post-Closing Adjustment is a positive amount, then Buyer shall pay Seller the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative amount, then Seller shall pay Buyer the absolute value of the Post-Closing Adjustment. Except as otherwise provided herein, any payment of the Post-Closing Adjustment, together with interest calculated as set forth below, shall (A) be due (x) within five (5) Business Days after the acceptance (or deemed acceptance) of the applicable Closing Statement or (y) if there are Disputed Amounts, then within five (5) Business Days of the resolution described in clause (v) above; and (B) be paid by wire transfer of immediately available funds to such account as is directed by Buyer or Seller, as the case may be. The amount of any Post-Closing Adjustment shall bear interest from and including the Closing Date to and including the date of payment at a rate per annum equal to the prime rate published in the Wall Street Journal. Such interest shall be calculated daily on the basis of a 365 day year and the actual number of days elapsed.

(e) Adjustments for Tax Purposes. Any payments made pursuant to Section 2.04 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

Section 2.05 Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Membership Interests and the Shares contemplated hereby shall take place at a closing (the “Closing”) to be held at 12:00 p.m. EST, no later than three (3) Business Days after the last of the conditions to Closing set forth in Article VII have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), at the offices of PremierCounsel, LLP, 201 Spear Street, Suite 1100, San Francisco, CA 94105 or remotely by exchange of documents and signatures (or their electronic counterparts), or at such other time or on such other date or at such other place as Seller and Buyer may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

Section 2.06 Withholding Tax. Buyer and the Company Group shall be entitled to deduct and withhold, and Buyer and the Company Group shall deduct and withhold, any amounts they are required to deduct and withhold pursuant to any provision of applicable Tax Law in connection with any payments required to be made by Buyer or the Company Group pursuant to the terms of this Agreement. To the extent that amounts are so withheld by Buyer or the Company Group, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person otherwise entitled to receive such payments pursuant to this Agreement. Buyer and Company Group will provide five (5) days written

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notice prior to the deduction or withholding any Tax in connection with any payments to, or on behalf of, Seller under this Agreement and Buyer and Company Group will use commercially reasonable efforts to cooperate with any reasonable request from Seller to avoid or minimize any Tax withholding from any payment made pursuant to this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the correspondingly numbered Section or Subsection of the Disclosure Schedules, each of Seller and ExchangeCo represents and warrants to Buyer that the statements contained in this Article III are true and correct as of the date hereof and as of the Closing; provided that (a) the representations and warranties in this Article III shall only qualified by any exceptions or disclosures (i) set forth in the Section or Subsection of the Disclosure Schedules corresponding to the particular Section or Subsection in this Article III in which such representation and warranty appears, (ii) explicitly cross-referenced in such Section or Subsection of the Disclosure Schedules by reference to another Section or Subsection of the Disclosure Schedules, and (iii) set forth in any other Section or Subsection of the Disclosure Schedules to the extent it is readily apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty; and (b) the inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed in the Disclosure Schedules or is material.

Section 3.01 Organization and Authority of Seller and ExchangeCo.

(a) Seller is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware. Seller has full corporate power and authority to enter into this Agreement and the Ancillary Documents to which Seller is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and any Ancillary Document to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller; provided that the Required Seller’s Stockholder Vote with respect to the Seller’s Stockholder Matters is the only vote of the holders of any class or series of Seller’s capital stock necessary to approve the Seller’s Stockholder Matters. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization moratorium, or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). When each Ancillary Document to which Seller is or will be a party has been duly executed and delivered by Seller (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of Seller enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization moratorium, or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b) ExchangeCo is a corporation duly organized, validly existing and in good standing under the Laws of the province of Ontario. ExchangeCo has full corporate power and authority to enter into this Agreement and the Ancillary Documents to which ExchangeCo is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by ExchangeCo of this Agreement and any Ancillary Document to which ExchangeCo is a party, the performance by ExchangeCo of its obligations hereunder and thereunder, and the consummation by ExchangeCo of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of ExchangeCo. This Agreement has been duly executed and delivered by ExchangeCo, and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes a legal, valid and binding obligation of ExchangeCo enforceable against ExchangeCo in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization moratorium, or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). When each Ancillary Document to which ExchangeCo is or will be a party has been duly executed and delivered by ExchangeCo (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of ExchangeCo enforceable against it in accordance with its terms, except as

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such enforceability may be limited by bankruptcy, insolvency, reorganization moratorium, or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 3.02 Organization, Authority and Qualification of AO and MJF.

(a) AO is a corporation duly organized, validly existing and in good standing under the Laws of the province of Ontario and has full corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 3.02(a) of the Disclosure Schedules sets forth each jurisdiction in which AO is licensed or qualified to do business, and AO is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified, or in good standing would not have a Material Adverse Effect. All corporate actions taken by AO in connection with this Agreement and the Ancillary Documents will be duly authorized by all requisite corporate action of the part of AO on or prior to the Closing.

(b) MJF is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of Colorado and has full limited liability company power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 3.02(b) of the Disclosure Schedules sets forth each jurisdiction in which MJF is licensed or qualified to do business, and MJF is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified, or in good standing would not have a Material Adverse Effect. All limited liability company actions taken by MJF in connection with this Agreement and the Ancillary Documents will be duly authorized by all requisite corporate action of the part of MJF on or prior to the Closing.

Section 3.03 Capitalization.

(a) AO.

(i) ExchangeCo is the sole owner of, and has good and valid title to, the Shares, free and clear of all Encumbrances (other than Permitted Encumbrances). The Shares constitute 100% of the total issued and outstanding shares in AO and other than the Shares there are no other issued and outstanding equity interests in AO. The Shares have been duly authorized and are validly issued, fully paid and non-assessable. Immediately following the consummation of the transactions contemplated by this Agreement, Buyer shall own all of the Shares, free and clear of all Encumbrances (other than Encumbrances pursuant to securities Laws of general application).

(ii) The Shares were issued in compliance with applicable Laws. None of the Shares were issued in violation of the Organizational Documents of AO or any other agreement, arrangement or commitment to which Seller, ExchangeCo or AO is a party or is subject to or in violation of any preemptive or similar rights of any Person.

(iii) There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to any shares or other equity interests in AO or obligating Seller, ExchangeCo or AO to issue or sell any shares or other equity interests (including the Shares) of, or any other interest in, AO. AO does not have outstanding or authorized any equity appreciation, phantom equity, profit participation or similar rights. Other than the Organizational Documents of AO, there are no voting trusts, member agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.

(b) MJF.

(i) Seller is the sole owner of, and has good and valid title to, the Membership Interests, free and clear of all Encumbrances (other than Permitted Encumbrances). The Membership Interests constitute 100% of the total issued and outstanding membership interests in MJF and

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other than the Membership Interests there are no other issued and outstanding equity interests in MJF. The Membership Interests have been duly authorized and are validly issued, fully paid and non-assessable. Immediately following the consummation of the transactions contemplated by this Agreement, Buyer shall own all of the Membership Interests, free and clear of all Encumbrances (other than Encumbrances pursuant to securities Laws of general application).

(ii) The Membership Interests were issued in compliance with applicable Laws. None of the Membership Interests were issued in violation of the Organizational Documents of MJF or any other agreement, arrangement or commitment to which Seller or MJF is a party or is subject to or in violation of any preemptive or similar rights of any Person.

(iii) There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the any membership interests or other equity interests in MJF or obligating Seller or MJF to issue or sell any membership interests (including the Membership Interests) of, or any other interest in, MJF. MJF does not have outstanding or authorized any equity appreciation, phantom equity, profit participation or similar rights. Other than the Organizational Documents of MJF, there are no voting trusts, member agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Membership Interests.

Section 3.04 Subsidiaries.

(a) Section 3.04(a) of the Disclosure Schedules sets forth (i) the name of each Company Group member (other than AO or MJF), (ii) such Company Group member’s jurisdiction of organization or incorporation, (iii) such Company Group member’s authorized and outstanding equity interests, and (iv) the name(s) of the owner(s) of such Company Group member’s outstanding equity interests. All of the equity interests of such Company Group member have been duly authorized, are validly issued, fully paid and non-assessable, and are owned of record and beneficially by AO or MJF, free and clear of all Encumbrances (other than Permitted Encumbrances). All of the equity interests of such Company Group member were issued in compliance with applicable Laws. None of the equity interests of such Company Group member were issued in violation of any agreement, arrangement or commitment to which Seller, ExchangeCo or any Company Group member is a party or is subject to or in violation of any preemptive or similar rights of any Person. There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to equity interests of such Company Group member or obligating Seller, ExchangeCo or any Company Group member to issue or sell any equity interests of, or any other interest in, such Company Group member. Such Company Group member does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the equity interests of such Company Group member.

(b) Each Company Group member is duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation and has full corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 3.04(b) of the Disclosure Schedules sets forth each jurisdiction in which such Company Group member is licensed or qualified to do business, and such Company Group member is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified, or in good standing would not have a Material Adverse Effect.

(c) The Company Group does not own, or have any interest in any shares or have an ownership interest in any Person other than a Company Group member. There are no Contracts to which any Company Group member is a party or bound with respect to the voting (including voting trusts or proxies) of the ownership interests of any other entity. No Company Group member owns or has any rights to acquire, directly or indirectly, any ownership interests of, or otherwise control, any Person other than a Company Group member. No Company Group member is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of any Company Group member to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

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Section 3.05 No Conflicts; Consents. The execution, delivery and performance by each of Seller and ExchangeCo of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) result in a violation or breach of, or default under, any provision of the Organizational Documents of Seller, ExchangeCo or any Company Group member; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller, ExchangeCo or any Company Group member; (c) except as set forth in Section 3.05 of the Disclosure Schedules, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or result in the acceleration of or create in any party the right to accelerate, terminate, modify, or cancel any Contract to which Seller, ExchangeCo or any Company Group member is a party or by which Seller, ExchangeCo or any Company Group member is bound or to which any of their respective properties and assets are subject (including any Material Contract) or any Permit affecting the properties, assets, or business of any Company Group member; or (d) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on any properties or assets of any Company Group member. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller, ExchangeCo or any Company Group member in connection with the execution and delivery of this Agreement and the Ancillary Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, except for such filings as may be required under the HSR Act.

Section 3.06 Financial Statements. Complete copies of each of AO Group’s and MJF Group’s audited or unaudited, as applicable, consolidated financial statements consisting of the balance sheet of AO Group or MJF Group, respectively, as at December 31 in each of the years 2022, 2021, 2020 and 2019 and the related statements of income and retained earnings, members’ equity and cash flow for the years then ended (collectively, the “Financial Statements”) have been delivered to Buyer. The Financial Statements have been prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes (that, if presented, would not differ materially from those presented in the Annual Financial Statements). The Financial Statements are based on the books and records of AO Group or MJF Group, respectively, and fairly present in all material respects the financial condition of AO Group or MJF Group, respectively, as of the respective dates they were prepared and the results of the operations of AO Group or MJF Group, respectively, for the periods indicated. The balance sheet of each of AO Group and MJF Group as of December 31, 2021 is collectively referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date” and the balance sheet of each of AO Group and MJF Group as of September 30, 2022 is collectively referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date”. Each of AO Group and MJF Group maintains a standard system of accounting established and administered in accordance with GAAP in all material respects.

Section 3.07 Undisclosed Liabilities. The Company Group has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (“Liabilities”), except (a) those which are adequately reflected or reserved against in the Balance Sheet as of the Interim Balance Sheet Date, (b) those which have been incurred in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date, which are not, individually or in the aggregate, material in amount, and (c) those that are executory obligations expressly provided for under existing Contracts of the Company Group that have not arisen from a breach thereof or thereunder and that are not required to be reflected on a balance sheet prepared in accordance with GAAP.

Section 3.08 Absence of Certain Changes, Events, and Conditions. Except as expressly contemplated by this Agreement or as set forth in Section 3.08 of the Disclosure Schedules, since the Interim Balance Sheet Date, the business of the Company Group has been conducted in the ordinary course of business consistent with past practice, and there has not been, with respect to the Company Group, any:

(a) event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) amendment of the Organizational Documents of any Company Group member;

(c) split, combination or reclassification of any shares, membership interests or other equity interests of any Company Group member;

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(d) issuance, sale or other disposition of, or creation of any Encumbrance on, any shares, membership interests or other equity interests of any Company Group member, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any shares, membership interests or other equity interests of any Company Group member;

(e) declaration or payment of any dividends or distributions on or in respect of any of its capital stock or redemption, purchase or acquisition of its capital stock;

(f) material change in any method of accounting or accounting practice of any Company Group member, except as required by GAAP or as disclosed in the notes to the Financial Statements;

(g) material change in the Company Group’s cash management practices and its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(h) entry into any Contract that would constitute a Material Contract;

(i) incurrence, assumption or guarantee of any indebtedness for borrowed money in an aggregate amount exceeding $10,000, except unsecured current obligations and Liabilities incurred in the ordinary course of business consistent with past practice;

(j) transfer, assignment, sale or other disposition of any of the assets shown or reflected in the Balance Sheet or cancellation of any debts or entitlements;

(k) transfer or assignment of or grant of any license or sublicense under or with respect to any Company Intellectual Property or Company IP Agreements except non-exclusive licenses or sublicenses granted in the ordinary course of business consistent with past practice;

(l) abandonment or lapse of or failure to maintain in full force and effect any material Company IP Registration, or failure to take or maintain reasonable measures to protect the confidentiality or value of any material Trade Secrets included in the Company Intellectual Property;

(m) material damage, destruction or loss (whether or not covered by insurance) to its property;

(n) any capital investment in, or any loan to, any other Person;

(o) acceleration, termination, material modification to or cancellation of any material Contract (including, but not limited to, any Material Contract) to which the Company Group is a party or by which it is bound;

(p) any material capital expenditures;

(q) imposition of any Encumbrance upon any of the Company Group’s properties, equity interests or assets, tangible or intangible;

(r) (i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors, managers, independent contractors or consultants, other than as provided for in any written agreements or required by applicable Law, (ii) change in the terms of employment for any employee or any termination of any employees for which the aggregate costs and expenses exceed $50,000, or (iii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director, manager, independent contractor or consultant;

(s) hiring or promoting any person as or to (as the case may be) an officer (or equivalent) level or, except to fill a vacancy in the ordinary course of business, hiring or promoting any employee below director (or equivalent) level;

(t) adoption, modification or termination of any: (i) employment, severance, retention or other agreement with any current or former employee, officer, director, manager, independent contractor or consultant, (ii) Benefit Plan or (iii) collective bargaining or other agreement with a Union, in each case whether written or oral;

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(u) any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its stockholders, members or current or former directors, managers, officers and employees;

(v) entry into a new line of business or abandonment or discontinuance of existing lines of business;

(w) adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(x) purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $5,000, individually (in the case of a lease, per annum) or $10,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory or supplies in the ordinary course of business consistent with past practice;

(y) acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets, stock or other equity of, or by any other manner, any business or any Person or any division thereof;

(z) action by the Company Group to (i) make, change or rescind any Tax election, (ii) file any amendment to any Tax Return with respect to any Taxes, (iii) settle or compromise any Tax Liability, audit or other Action related to Taxes, (iv) agree to any extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, (v) file any voluntary Tax disclosure, amnesty or similar filing, (vi) enter into any closing agreement with respect to Taxes, (vii) enter into a Tax Sharing Agreement or (viii) surrender any right to claim a material Tax refund, in each case that would have the effect of increasing the Tax Liability or reducing any Tax asset of Buyer in respect of a taxable period (or portion there) beginning after the Closing Date; or

(aa) any Contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Section 3.09 Material Contracts.

(a) Section 3.09(a) of the Disclosure Schedules lists each of the following Contracts of the Company Group (such Contracts listed, or which should be listed, together with all Contracts concerning the occupancy, management or operation of any Real Property (including without limitation, brokerage contracts) listed or disclosed, or which should be listed or disclosed, in Section 3.10(b) of the Disclosure Schedules and all Company IP Agreements listed or disclosed, or which should be listed or disclosed, in Section 3.12(b) of the Disclosure Schedules, being “Material Contracts”):

(i) each Contract of the Company Group (A) involving aggregate consideration in excess of $50,000 and which, in each case, cannot be cancelled by the Company Group without penalty or without more than sixty (60) days’ notice or (B) with a customer of the Company Group;

(ii) all Contracts that require the Company Group to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(iii) all Contracts that provide for the indemnification by the Company Group of any Person or the assumption of any Tax, environmental or other Liability of any Person;

(iv) all Contracts that relate to the acquisition or disposition of any business, a material amount of equity or assets of a Company Group member or any other Person or any real property (whether by merger, sale of stock or other equity interests, sale of assets or otherwise);

(v) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts;

(vi) all employment agreements and Contracts with independent contractors or consultants (or similar arrangements) to which the Company Group is a party and which are not cancellable without material penalty or without more than sixty (60) days’ notice, in each case involving amounts in excess of $50,000;

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(vii) except for Contracts relating to trade payables, all Contracts relating to indebtedness (including, without limitation, guarantees) of the Company Group;

(viii) all Contracts with any Governmental Authority to which the Company Group is a party (“Government Contracts”);

(ix) all Contracts that limit or purport to limit the ability of the Company Group to compete in any line of business or with any Person or in any geographic area or during any period of time;

(x) any Contracts that provide for any joint venture, partnership or similar arrangement by the Company Group;

(xi) all Contracts between or among the Company Group on the one hand and Seller, ExchangeCo or any Affiliate of Seller or ExchangeCo (other than the Company Group) on the other hand;

(xii) all collective bargaining agreements, labor contracts, letters of understanding, letters of intent, voluntary recognition agreements or Contracts or legally binding commitments with any Union;

(xiii) all Contracts relating to Licensed Intellectual Property; and

(xiv) any other Contract that is material to the Company Group and not previously disclosed pursuant to this Section 3.09.

(b) Except as set forth in Section 3.09(b) of the Disclosure Schedules, each Material Contract is valid and binding on the applicable Company Group member in accordance with its terms and is in full force and effect. None of the Company Group or, to Seller’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any notice of any intention to terminate, any Material Contract. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Buyer.

Section 3.10 Title to Assets; Real Property.

(a) The Company Group has good and valid (and, in the case of owned Real Property, good and marketable fee simple) title to, or a valid leasehold interest in, all Real Property and tangible personal property and other assets (tangible or intangible) reflected in the Annual Financial Statements or acquired after the Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Balance Sheet Date. All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for the following (collectively referred to as “Permitted Encumbrances”):

(i) those items set forth in Section 3.10(a) of the Disclosure Schedules;

(ii) liens for Taxes not yet due and payable;

(iii) mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent or the subject of dispute and which are not, individually or in the aggregate, material to the business of the Company Group;

(iv) easements, rights of way, zoning ordinances and other similar encumbrances affecting Real Property which are not, individually or in the aggregate, material to the business of the Company Group; or

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(v) other than with respect to owned Real Property, liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice which are not, individually or in the aggregate, material to the business of the Company Group.

(b) Section 3.10(b) of the Disclosure Schedules lists (i) the street address of each parcel of Real Property; (ii) if such property is leased or subleased by the Company Group, the landlord under the lease, the rental amount currently being paid, and the expiration of the term of such lease or sublease for each leased or subleased property; (iii) the current use of such property; and (iv) the Company Group member that leases or subleases such parcel of Real Property. The Company Group does not own any Real Property. Seller has delivered or made available to Buyer true, complete and correct copies of any leases affecting the Real Property. The Company Group is not a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any leased Real Property. With respect to Real Property leased to or by the Company Group, Seller has delivered or made available to Buyer true, complete and correct copies of any leases or subleases affecting the Real Property. The use and operation of the Real Property in the conduct of the Company Group’s business do not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement. No material improvements constituting a part of the Real Property encroach on real property owned or leased by a Person other than the Company Group. There are no Actions pending nor, to Seller’s Knowledge, threatened against or affecting the Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings.

Section 3.11 Condition and Sufficiency of Assets.

(a) Except as set forth in Section 3.11 of the Disclosure Schedules, the buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Company Group are structurally sound, are in good operating condition and repair (ordinary wear and tear excepted), and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

(b) The buildings, plants, structures, furniture, fixtures, machinery, equipment, leasehold improvements, vehicles, parts and other items of tangible personal property currently owned or leased by the Company Group, together with all other properties and assets of the Company Group, are sufficient for the continued conduct of the Company Group’s business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the business of the Company Group as currently conducted, and no other rights, properties or assets are required or necessary, or will be required or necessary, to operate the business of the Company Group as it is currently conducted.

Section 3.12 Intellectual Property.

(a) Section 3.12(a) of the Disclosure Schedules contains a correct, current, and complete list of: (i) all Company IP Registrations, specifying as to each, as applicable: the title, mark, or design; the record owner and inventor(s), if any; the jurisdiction by or in which it has been issued, registered, or filed; the patent, registration, or application serial number; the issue, registration, or filing date; and the current status; (ii) all material unregistered Trademarks included in the Company Intellectual Property; (iii) all proprietary software of the Company Group; and (iv) all other material Company Intellectual Property used or held for use in the Company Group’s business as currently conducted and as proposed to be conducted.

(b) Section 3.12(b) of the Disclosure Schedules contains a correct, current, and complete list of all Company IP Agreements, specifying for each the date, title, and parties thereto, and separately identifying the Company IP Agreements: (i) under which the Company Group is a licensor or otherwise grants to any Person any right or interest relating to any Company Intellectual Property, excluding standard, non-exclusive end-user license agreements related to any proprietary software of the Company Group for which the Company Group has disclosed the form license agreement to Buyer; (ii) under which the Company Group is a licensee or otherwise granted any right or interest relating to the Intellectual Property of any Person, excluding licenses for Off-the-Shelf Software; and (iii) which otherwise relate to the Company Group’s ownership or

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use of Intellectual Property, in each case identifying the Intellectual Property covered by such Company IP Agreement. Seller has provided Buyer with true and complete copies (or in the case of any oral agreements, a complete and correct written description) of all Company IP Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each Company IP Agreement is valid and binding on the Company Group in accordance with its terms and is in full force and effect. Neither the Company Group nor, to Seller’s Knowledge, any other party thereto is, or is alleged to be, in breach of or default under, or has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Company IP Agreement.

(c) The Company Group is the sole and exclusive legal and beneficial, and with respect to the Company IP Registrations, record, owner of all right, title, and interest in and to the Company Intellectual Property, and has the valid and enforceable right to use all other Intellectual Property used or held for use in or necessary for the conduct of the Company Group’s business as currently conducted and as proposed to be conducted, in each case, free and clear of Encumbrances other than Permitted Encumbrances. All Intellectual Property created, invented, or developed by any current or former employee, consultant or independent contractor of the Company Group during the course of employment or engagement by the Company Group has been validly and fully assigned and transferred solely to the Company Group or is owned solely by the Company Group by operation of law, and no current or former shareholder, member, officer, directly, manager, employee, consultant, or contractor of the Company Group has any right, title, or interest in any Company Intellectual Property. The Company Group has entered into a binding, valid, and enforceable written Contract with each current or former consultant or independent contractor who created, invented, or developed any material Intellectual Property on behalf of the Company Group whereby such independent contractor fully transfers all ownership of such Intellectual Property solely to the Company Group. Seller has provided Buyer with true and complete copies of all such written Contracts. All assignments and other instruments necessary to establish, record, and perfect the Company Group’s ownership interest in the Company IP Registrations have been validly executed, delivered, and filed with the relevant Governmental Authorities and authorized registrars.

(d) Neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of, or require the consent of any other Person in respect of, the Company Group’s right to own or use any Company Intellectual Property or Licensed Intellectual Property.

(e) All of the Company Intellectual Property are valid and enforceable, and all Company IP Registrations are subsisting and in full force and effect. The Company Group has taken all reasonable and necessary steps to maintain and enforce the Company Intellectual Property and to preserve the confidentiality of all Trade Secrets included in the Company Intellectual Property, including by requiring all Persons having access to the Trade Secrets to execute binding, written non-disclosure agreements. All required filings and fees related to the Company IP Registrations have been timely submitted with and paid to the relevant Governmental Authorities and authorized registrars. Seller has provided Buyer with true and complete copies of all file histories, documents, certificates, office actions, correspondence, assignments, and other instruments relating to the Company IP Registrations.

(f) The conduct of the Company Group’s business as currently and formerly conducted and as proposed to be conducted, including the use of the Company Intellectual Property and Licensed Intellectual Property in connection therewith, and the products, processes and services of the Company Group, have not infringed, misappropriated or otherwise violated, and will not infringe, misappropriate or otherwise violate, the Intellectual Property or other rights of any Person. To Seller’s Knowledge, no Person has infringed, misappropriated or otherwise violated any Company Intellectual Property or Licensed Intellectual Property.

(g) There are no Actions (including any opposition, cancellation, revocation, review, or other proceeding), whether settled, pending, or threatened (including in the form of offers to obtain a license): (i) alleging any infringement, misappropriation, or other violation by the Company Group of the Intellectual Property of any Person; (ii) challenging the validity, enforceability, registrability, patentability, or ownership of any Company Intellectual Property or the use by the Company Group of any Licensed Intellectual Property or the Company Group’s right, title, or interest in or to any Company Intellectual Property or Licensed Intellectual Property; or (iii) by the Company Group or, to Seller’s Knowledge, by the owner of any Licensed Intellectual Property

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alleging any infringement, misappropriation, or other violation by any Person of the Company Intellectual Property or any Licensed Intellectual Property. There are no facts or circumstances that could reasonably be expected to give rise to any such Action. The Company Group is not subject to any outstanding or prospective Governmental Order (including any motion or petition therefor) that does or could reasonably be expected to restrict or impair the use of any Company Intellectual Property or Licensed Intellectual Property.

(h) Section 3.12(h) of the Disclosure Schedules contains a correct, current, and complete list of all social media accounts used in the Company Group’s business. The Company Group has complied with all terms of use, terms of service, and other Contracts and all associated policies and guidelines relating to its use of any social media platforms, sites, or services (collectively, “Platform Agreements”). There are no actions, whether settled, pending, or threatened, alleging any (A) breach or other violation of any Platform Agreement by the Company Group; or (B) defamation, violation of publicity rights of any Person, or any other violation by the Company Group in connection with its use of social media.

(i) All Company IT Systems are in good working condition and are sufficient for the operation of the Company Group’s business as currently conducted and as proposed to be conducted. There has been no malfunction, failure, continued substandard performance, denial-of-service or other cyber incident (including any cyberattack), or other impairment of the Company IT Systems that has resulted or is reasonably likely to result in disruption or damage to the business of the Company Group. The Company Group has taken all commercially reasonable steps to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems, including implementing and maintaining appropriate backup, disaster recovery, and software and hardware support arrangements.

(j) The Company Group has complied with all applicable Laws and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of the Company Group’s business. The Company Group has not (i) experienced any actual, alleged, or suspected data breach or other security incident involving personal information in its possession or control or (ii) been subject to or received any notice of any audit, investigation, complaint, or other Action by any Governmental Authority or other Person concerning the Company Group’s collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, and there are no facts or circumstances that could reasonably be expected to give rise to any such Action.

Section 3.13 Inventory. All inventory of the Company Group, whether or not reflected in the Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All such inventory is owned by the Company Group free and clear of all Encumbrances (other than Permitted Encumbrances), and no inventory is held on a consignment basis. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Company Group.

Section 3.14 Accounts Receivable. The accounts receivable reflected on the Interim Balance Sheet and the accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by the Company Group involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (b) constitute only valid, undisputed claims of the Company Group not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice; and (c) subject to a reserve for bad debts shown on the Interim Balance Sheet or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the accounting records of the Company Group, are collectible. The reserve for bad debts shown on the Interim Balance Sheet or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the accounting records of the Company Group have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

Section 3.15 Customers and Suppliers.

(a) Section 3.15(a) of the Disclosure Schedules sets forth (i) each customer who has paid aggregate consideration to the Company Group for goods or services rendered in an amount greater than or equal to $10,000 for each of the two most recent fiscal years who has not ceased to use the Company Group’s

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goods or services or otherwise terminated its relationship with the Company Group prior to the date of this Agreement (collectively, the “Material Customers”) (ii) the amount of consideration paid by each Material Customer during such periods, and (iii) each customer who has paid aggregate consideration to the Company Group for goods or services rendered in an amount greater than or equal to $10,000 for each of the two most recent fiscal years who has ceased to use the Company Group’s goods or services or otherwise terminated its relationship with the Company Group since the Interim Balance Sheet Date. The Company Group has not received any notice, and has no reason to believe, that any of its Material Customers has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with the Company Group.

(b) Section 3.15(b) of the Disclosure Schedules sets forth (i) each supplier to whom the Company Group has paid consideration for goods or services rendered in an amount greater than or equal to $10,000 for each of the two most recent fiscal years (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such periods. The Company Group has not received any notice, and has no reason to believe, that any of its Material Suppliers has ceased, or intends to cease, to supply goods or services to the Company Group or to otherwise terminate or materially reduce its relationship with the Company Group.

(c) The consummation of the transactions contemplated by this Agreement or the Ancillary Documents will not materially affect the relationship of the Company Group with any Material Customer or Material Supplier.

Section 3.16 Government Contracts.

(a) Section 3.16(a) of the Disclosure Schedules sets forth a true and complete list of all Government Contracts for which payment or a final release has not yet been received, regardless of whether the period of performance has ended (collectively, the “Current Government Contracts”).

(b) Section 3.16(b) of the Disclosure Schedules set forth a true and complete list of all Government Bids, including task or delivery order bids under the Company Group’s or other Persons’ current Government Contracts submitted by the Company Group and for which no award has been made, and with respect to each such Government Bid, Section 3.16(b) of the Disclosure Schedules accurately lists: (i) the customer agency, (ii) the request for proposal or solicitation number and, if such Government Bid is for a task or delivery order under a prime contract, the applicable prime contract number, (iii) the date of submission, (iv) the expected award date, (v) the estimated period of performance, and (vi) the estimated value based on the Government Bid, if any.

(c) The Company Group has made available to Buyer true and complete copies of all Current Government Contracts, including any amendments or modifications thereto, and all Government Bids and provided access to Buyer to true and correct copies of all material documentation related thereto requested by Buyer. All of the Current Government Contracts were legally awarded, are binding on the parties thereto, and are in full force and effect. The Current Government Contracts (or, where applicable, the prime Government Contracts under which the Current Government Contracts were awarded) are not currently the subject of bid or award protest Actions, and no such Current Government Contracts (or, where applicable, the prime Government Contracts under which the Current Government Contracts were awarded) are reasonably likely to become the subject of bid or award protest Actions.

(d) With respect to each Government Contract, there is no (i) pending investigation or audit by any Governmental Authority, including any administrative, civil or criminal investigation, (ii) suspension or debarment proceeding (or equivalent proceeding) pending against a Company Group member or any of its Affiliates (as defined in FAR 9.403), (iii) written or oral request by a Governmental Authority for a contract price adjustment based on a cost item that has been questioned or proposed for disallowance by an authorized contracting officer (or other applicable Governmental Authority) or a claim of defective pricing in excess of $10,000, (iv) dispute between a Company Group member and a Governmental Authority which has resulted in a government contracting officer’s final decision where the amount in controversy exceeds or is expected to exceed $10,000, or (v) any written or oral claim or request for equitable adjustment by a Company Group member against a Governmental Authority in excess of $10,000. The Company Group’s cost accounting system and procurement systems with respect to the Government Contracts and Government Bids are in

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compliance with applicable regulations and legal requirements, and the Company Group has not received notice from a Governmental Authority of a determination that the cost accounting systems of the Company Group are inadequate for accumulating and billing costs under Government Contracts.

(e) Except as set forth on Section 3.16(e) of the Disclosure Schedules, (i) the Company Group has complied in all respects with all statutory and regulatory requirements where and to the extent applicable, including the Service Contract Act, the Contract Disputes Act, the False Claims Act, the Federal Procurement and Administrative Services Act, the FAR, the Procurement Integrity Act and Cost Accounting Standards and any similar applicable state, local or foreign Laws, where and as applicable to each of the Government Contracts and Government Bids, and the Company Group has not received written or oral notice of any violation of such Laws; (ii) the representations, certifications, and warranties made by the Company Group with respect to the Government Contracts or Government Bids were accurate as of their effective date, and the Company Group has complied in all respects with all such representations, certifications and warranties; (iii) no Government Contract has been terminated for default, breach, cause or other failure to perform; and (iv) the Company Group has not received any adverse or negative past performance evaluations or ratings within the past three years. The Company Group has complied in all respects with all terms and conditions of each Government Contract, including all state, local or foreign Law or agency supplement clauses identified or incorporated by reference therein, and the Company Group has not received written or oral notice of any violation of any Government Contract, including any show cause, cure, deficiency, default or similar notice. No termination for default or convenience notice, cure notice, or show cause notice has been issued by any Governmental Authority, prime contractor or higher-tier subcontractor to the Company Group. Neither the Company Group, nor any of its directors, managers, officers or employees is, or for the last five years has been, debarred, proposed for debarment, suspended from or otherwise declared non-responsible or ineligible for participation in the award of contracts with any Governmental Authority. The Company Group possesses all facility and personnel security clearances and Permits necessary for the execution and performance of its obligations under the Government Contracts. The Company Group has not engaged in any activity that gave rise to an Organizational Conflict of Interest (as defined in FAR 9.501 or applicable agency FAR supplements or the Government Contracts or any comparable applicable state, local or foreign Law).

(f) As of the date hereof, the Company Group does not have any outstanding Government Bids that, if accepted or awarded, are expected to result in a Government Contract Loss to the Company Group, and the Company Group is not a party to any Current Government Contract that is expected to result in a Government Contract Loss to the Company Group. The Governmental Authority funding each Current Government Contract has allocated and appropriated funds for the full amount payable to the Company Group under such Current Government Contract. No Current Government Contract has incurred costs materially in excess of the total ceiling price, cost ceiling or funding ceiling of such Government Contract as amended.

Section 3.17 Export Control Laws. The Company Group is in compliance with all Export Control Laws applicable to it. Without limiting the foregoing: (a) the Company Group has obtained all export licenses and other material approvals required for its exports of products, computer software programs and technologies required by any Export Control Law and all such approvals and licenses are in full force and effect; (b) the Company Group is in compliance with the terms of such applicable export licenses or other approvals; and (c) there are no claims pending or threatened in writing against the Company Group with respect to such export licenses or other approval

Section 3.18 Certain Business Practices.

(a) Neither the Company Group nor any of its Representatives acting on its behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment. Neither the Company Group nor any of its Representatives acting on its behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company Group or assist the Company Group in connection with any actual or proposed transaction.

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(b) The operations of the Company Group are and have been conducted at all times in compliance with anti-money laundering Laws in all applicable jurisdictions issued, administered or enforced by any Governmental Authority in all material respects, and no Action involving the Company Group with respect to the any of the foregoing is pending or threatened.

(c) Neither the Company Group nor any of its directors, managers or officers, or any other Representative acting on behalf of the Company Group is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and the Company Group has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

Section 3.19 Insurance. Section 3.19 of the Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by Seller, ExchangeCo or their Affiliates (including the Company Group) and relating to the assets, business, operations, employees, officers, directors and managers of the Company Group (collectively, the “Insurance Policies”) and true and complete copies of such Insurance Policies have been made available to Buyer. Such Insurance Policies are in full force and effect and shall remain in full force and effect, and shall continue to provide coverage to and for the benefit of the Company Group, following the consummation of the transactions contemplated by this Agreement. Neither Seller, ExchangeCo nor any of their Affiliates (including the Company Group) has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy. The Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company Group. All such Insurance Policies (a) are valid and binding in accordance with their terms; (b) are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. There are no claims related to the business of the Company Group pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. None of Seller, ExchangeCo or any of their Affiliates (including the Company Group) is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy. The Insurance Policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Company Group and are sufficient for compliance with all applicable Laws and Contracts to which the Company Group is a party or by which it is bound. With respect to each Insurance Policy, each of Seller and ExchangeCo has undertaken, or will undertake prior to the Closing Date, all measures necessary to facilitate the transferability of same.

Section 3.20 Legal Proceedings; Governmental Orders.

(a) Except as set forth in Section 3.20(a) of the Disclosure Schedules, there are no Actions pending or, to Seller’s Knowledge, threatened (a) against or by the Company Group affecting any of its properties or assets (or by or against Seller, ExchangeCo or any of their Affiliates and relating to the Company Group); or (b) against or by the Company Group, Seller, ExchangeCo or any Affiliate of Seller or ExchangeCo that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(b) Except as set forth in Section 3.20(b) of the Disclosure Schedules, there are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Company Group or any of its properties or assets. The Company Group is in compliance with the terms of each Governmental Order set forth, or supposed to be set forth, in Section 3.20(b) of the Disclosure Schedules. No event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order.

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Section 3.21 Compliance With Laws; Permits.

(a) The Company Group has complied, and is now complying, with all Laws applicable to it or its business, properties or assets.

(b) All Permits required for the Company Group to conduct its business have been obtained by it and are valid and in full force and effect. All fees and charges with respect to such Permits as of the date hereof have been paid in full. Section 3.21(b) of the Disclosure Schedules lists all current Permits issued to the Company Group, including the names of the Permits and their respective dates of issuance and expiration. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Section 3.21(b) of the Disclosure Schedules.

(c) None of the representations or warranties contained in this Section 3.21 shall be deemed to relate to environmental matters (which are governed by Section 3.22) or employment matters (which are governed by Section 3.24).

Section 3.22 Environmental Matters.

(a) The Company Group is currently and has been in compliance with all Environmental Laws and has not, and each of Seller and ExchangeCo has not, received from any Person any: (i) Environmental Notice or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

(b) The Company Group has obtained and is in material compliance with all Environmental Permits (each of which is disclosed in Section 3.22(b) of the Disclosure Schedules) necessary for the ownership, lease, operation or use of the business or assets of the Company Group and all such Environmental Permits are in full force and effect and shall be maintained in full force and effect by Seller or ExchangeCo, as applicable, through the Closing Date in accordance with Environmental Law, and neither Seller, ExchangeCo nor the Company Group is aware of any condition, event or circumstance that might prevent or impede, after the Closing Date, the ownership, lease, operation or use of the business or assets of the Company Group as currently carried out. With respect to any such Environmental Permits, each of Seller and ExchangeCo has undertaken, or will undertake prior to the Closing Date, all measures necessary to facilitate transferability of the same, and neither the Company Group, Seller nor ExchangeCo is aware of any condition, event or circumstance that might prevent or impede the transferability of the same, nor have they received any Environmental Notice or written communication regarding any material adverse change in the status or terms and conditions of the same.

(c) No real property currently or formerly owned, operated or leased by the Company Group is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

(d) There has been no Release of Hazardous Materials in contravention of Environmental Law with respect to the business or assets of the Company Group or any real property currently or formerly owned, operated or leased by the Company Group, and neither the Company Group, Seller nor ExchangeCo has received an Environmental Notice that any real property currently or formerly owned, operated or leased in connection with the business of the Company Group (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material that would reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by, Seller, ExchangeCo or the Company Group.

(e) Section 3.22(e) of the Disclosure Schedules contains a complete and accurate list of all active or abandoned aboveground or underground storage tanks owned or operated by the Company Group.

(f) Section 3.22(f) of the Disclosure Schedules contains a complete and accurate list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Company Group, Seller or ExchangeCo and any predecessors as to which the Company Group, Seller or ExchangeCo may retain liability, and none of these facilities or locations has been placed or proposed for placement on the National

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Priorities List (or CERCLIS) under CERCLA, or any similar state list, and neither Seller, ExchangeCo nor the Company Group has received any Environmental Notice regarding potential liabilities with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Company Group, Seller or ExchangeCo.

(g) Neither Seller, ExchangeCo nor the Company Group has retained or assumed, by contract or operation of Law, any liabilities or obligations of third parties under Environmental Law.

(h) Seller has provided or otherwise made available to Buyer and listed in Section 3.22(h) of the Disclosure Schedules: (i) any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the business or assets of the Company Group or any currently or formerly owned, operated or leased real property which are in the possession or control of Seller, ExchangeCo or Company Group related to compliance with Environmental Laws, Environmental Claims or an Environmental Notice or the Release of Hazardous Materials; and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including, without limitation, costs of remediation, pollution control equipment and operational changes).

(i) Neither Seller, ExchangeCo nor the Company Group is aware of or reasonably anticipates, as of the Closing Date, any condition, event or circumstance concerning the Release or regulation of Hazardous Materials that might, after the Closing Date, prevent, impede or materially increase the costs associated with the ownership, lease, operation, performance or use of the business or assets of the Company Group as currently carried out.

(j) Seller owns and controls all Environmental Attributes (a complete and accurate list of which is set forth in Section 3.22(j) of the Disclosure Schedules) and has not entered into any contract or pledge to transfer, lease, license, guarantee, sell, mortgage, pledge or otherwise dispose of or encumber any Environmental Attributes as of the date hereof. Neither Seller, ExchangeCo nor the Company Group is aware of any condition, event or circumstance that might prevent, impede or materially increase the costs associated with the transfer (if required) to Buyer of any Environmental Attributes after the Closing Date.

Section 3.23 Employee Benefit Matters.

(a) Section 3.23(a) of the Disclosure Schedules contains a true and complete list of each pension, benefit, retirement, savings, compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock-based, stock option, stock purchase, other equity, change in control, retention, severance, vacation, paid time off (PTO), medical, vision, dental, disability, welfare, life insurance, Code Section 125 cafeteria, fringe benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not tax-qualified and whether or not subject to ERISA, which is or has been maintained, sponsored, administered, contributed to, or required to be contributed to by the Company Group for the benefit of any current or former employee, officer, director, manager, retiree, independent contractor or consultant of the Company Group or any spouse, dependent or beneficiary of such individual, or under which the Company Group or any of its ERISA Affiliates has or may have any Liability, or with respect to which Buyer or any of its Affiliates would reasonably be expected to have any Liability, contingent or otherwise (as listed on Section 3.23(a) of the Disclosure Schedules, collectively, each, a “Benefit Plan”). Seller has separately identified in Section 3.23(a) of the Disclosure Schedules (i) each Benefit Plan that contains a change in control provision and (ii) each Benefit Plan that is maintained, sponsored, contributed to, or required to be contributed to by the Company Group primarily for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of the Company Group, or any spouse, dependent or beneficiary of such individual, outside of the United States (a “Non-U.S. Benefit Plan”).

(b) With respect to each Benefit Plan and Non-U.S. Benefit Plan, Seller has made available to Buyer accurate, current and complete copies of each of the following: (i) where the Benefit Plan or Non-U.S. Benefit Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Benefit Plan or Non-U.S. Benefit Plan has not been reduced to writing, a written summary of all material plan terms;

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(iii) where applicable, copies of any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, investment management or investment advisory agreements, now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise; (iv) copies of any summary plan descriptions, summaries of material modifications, summaries of benefits and coverage, COBRA communications, employee handbooks and any other written communications (or a description of any oral communications) relating to any Benefit Plan or Non-U.S. Benefit Plan; (v) in the case of any Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service and any legal opinions issued thereafter with respect to such Benefit Plan’s continued qualification; (vi) in the case of any Benefit Plan for which a Form 5500 must be filed, a copy of the two most recently filed Forms 5500, with all corresponding schedules and financial statements attached; (vii) actuarial valuations and reports, financial statements related to any Benefit Plans or Non-U.S. Benefit Plans with respect to the two most recently completed plan years; (viii) the most recent nondiscrimination tests performed under the Code; and (ix) copies of material notices, letters or other correspondence from the Internal Revenue Service, Department of Labor, Department of Health and Human Services, Pension Benefit Guaranty Corporation or other Governmental Authority relating to the Benefit Plan or Non-U.S. Benefit Plan.

(c) Each Benefit Plan and Non-U.S. Benefit Plan and any related trust (other than any multiemployer plan within the meaning of Section 3(37) of ERISA (each a “Multiemployer Plan”)) has been established, administered and maintained in accordance with its terms and in compliance with all applicable Laws (including ERISA, the Code and any applicable local Laws). Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (a “Qualified Benefit Plan”) is so qualified and received a favorable and current determination letter from the Internal Revenue Service with respect to the most recent five year filing cycle or with respect to the initial adoption of such Qualified Benefit Plan, or with respect to a prototype or volume submitter plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan or volume submitter plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and nothing has occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Benefit Plan. Nothing has occurred with respect to any Benefit Plan that has subjected or could reasonably be expected to subject the Company Group or any of its ERISA Affiliates or, with respect to any period on or after the Closing Date, Buyer or any of its Affiliates, to a penalty under Section 502 of ERISA or to tax or penalty under Sections 4975 or 4980H of the Code.

(d) No pension plan (other than a Multiemployer Plan) which is subject to minimum funding requirements, including any multiple employer plan, (each, a “Single Employer Plan”) in which employees of the Company Group or any ERISA Affiliate participate or have participated has an “accumulated funding deficiency”, whether or not waived, or is subject to a lien for unpaid contributions under Section 303(k) of ERISA or Section 430(k) of the Code. No Single Employer Plan covering employees of the Company Group which is a defined benefit plan has an “adjusted funding target attainment percentage,” as defined in Section 436 of the Code, less than 80%. All benefits, contributions and premiums relating to each Benefit Plan and Non-U.S. Benefit Plan have been timely paid in accordance with the terms of such Benefit Plan and all applicable Laws and accounting principles, and all benefits accrued under any unfunded Benefit Plan or Non-U.S. Benefit Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP. All Non-U.S. Benefit Plans that are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(e) Neither the Company Group nor any of its ERISA Affiliates has (i) incurred or reasonably expects to incur, either directly or indirectly, any material Liability under Title I or Title IV of ERISA or related provisions of the Code or applicable local Law relating to employee benefit plans; (ii) failed to timely pay premiums to the Pension Benefit Guaranty Corporation; (iii) withdrawn from any Benefit Plan or Non-U.S. Benefit Plan; (iv) engaged in any transaction which would give rise to liability under Section 4069 or Section 4212(c) of ERISA; (v) incurred taxes under Section 4971 of the Code with respect to any Single Employer Plan; or (vi) participated in a multiple employer welfare arrangements (MEWA).

(f) With respect to each Benefit Plan (i) no such plan is a Multiemployer Plan, and (A) all contributions required to be paid by the Company Group or its ERISA Affiliates have been timely paid to the applicable Multiemployer Plan; (B) neither the Company Group nor any ERISA Affiliate has incurred any withdrawal

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liability under Title IV of ERISA which remains unsatisfied, and (C) a complete or partial withdrawal from any or all such Multiemployer Plans on the Closing Date would not result in any material liability to the Company Group and no Multiemployer Plan is in critical, endangered or seriously endangered status or has suffered a mass withdrawal; (ii) no such plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); (iii) no Action has been initiated by the Pension Benefit Guaranty Corporation to terminate any such plan or to appoint a trustee for any such plan; (iv) no such plan or the plan of any ERISA Affiliate maintained or contributed to within the last six (6) years is a Single Employer Plan subject to Title IV of ERISA; and (v) no “reportable event,” as defined in Section 4043 of ERISA, with respect to which the reporting requirement has not been waived has occurred with respect to any such plan.

(g) No Non-U.S. Benefit Plan is or is intended to be: (i) a “registered pension plan”, (ii) a “deferred profit sharing plan”, (iii) a “retirement compensation arrangement” or “salary deferral arrangement”, (iv) a “registered retirement savings plan”, (v) a “tax deferred savings plan” as such foregoing terms are defined in the Tax Act, (vi) an “employee life and health trust” as such terms are defined in Section 248(1) of the Tax Act, (vii) a retirement arrangement of any kind, or (viii) any self-insured or “administrative services only” employee welfare benefit plan. The Company Group does not sponsor, administer, participate in or contribute to, nor has ever sponsored, administered, participated in or contributed or required to contribute to a Benefit Plan or Non-U.S. Benefit Plan that is a “registered pension plan” as that term is defined under Section 248(1) of the Tax Act. The Company Group does not maintain, sponsor, administer, contribute to, or have any liability with respect to “multi-employer pension plan” as contemplated under applicable provincial pension benefits Law or “multi-employer plan” as defined under Section 8500(1) of the Income Tax Regulations (Canada). None of the Benefit Plans or Non-U.S. Benefit Plans is a “multi-employer pension plan” as contemplated under applicable provincial benefits Law or “multi-employer plan” as defined under Section 8500(1) of the Income Tax Regulations (Canada).

(h) Each Benefit Plan and Non-U.S. Benefit Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liabilities to Buyer, the Company Group or any of their Affiliates other than ordinary administrative expenses typically incurred in a termination event. The Company Group has no commitment or obligation and has not made any representations to any employee, officer, director, manager, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Benefit Plan, Non-U.S. Benefit Plan or any collective bargaining agreement, in connection with the consummation of the transactions contemplated by this Agreement or otherwise.

(i) Except as set forth in Section 3.23(i) of the Disclosure Schedules and other than as required under Sections 601 to 608 of ERISA or other applicable Law, no Benefit Plan or Non-U.S. Benefit Plan provides post-termination or retiree health benefits to any individual for any reason, and neither the Company Group nor any of its ERISA Affiliates has any Liability to provide post-termination or retiree health benefits to any individual or ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree health benefits.

(j) Except as set forth in Section 3.23(j) of the Disclosure Schedules, there is no pending or, to Seller’s Knowledge, threatened Action relating to a Benefit Plan or Non-U.S. Benefit Plan (other than routine claims for benefits), and no Benefit Plan or Non-U.S. Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Authority or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority.

(k) There has been no amendment to, announcement by Seller, ExchangeCo, the Company Group or any of their Affiliates relating to, or change in employee participation or coverage under, any Benefit Plan, Non-U.S. Benefit Plan or collective bargaining agreement that would increase the annual expense of maintaining such plan above the level of the expense incurred for the most recently completed fiscal year (other than on a de minimis basis) with respect to any director, manager, officer, employee, independent contractor or consultant, as applicable. None of Seller, ExchangeCo, the Company Group, nor any of their Affiliates has any commitment or obligation or has made any representations to any director, manager, officer, employee, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Benefit Plan, Non-U.S. Benefit Plan or any collective bargaining agreement.

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(l) Each Benefit Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. The Company Group does not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code or any similar state law.

(m) Each individual who is classified by the Company Group as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Benefit Plan or Non-U.S. Benefit Plan.

(n) Except as set forth in Section 3.23(n) of the Disclosure Schedules, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, manager, officer, employee, independent contractor or consultant of the Company Group to severance pay, bonus, golden parachute, retirement or any other payment; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefit (including stock-based compensation) due to any such individual; (iii) limit or restrict the right of the Company Group to merge, amend, or terminate any Benefit Plan or Non-U.S. Benefit Plan; (iv) increase the amount payable under or result in any other material obligation pursuant to any Benefit Plan or Non-U.S. Benefit Plan; (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code; or (vi) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code. Seller has made available to Buyer true and complete copies of any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the transactions.

(o) All employee data necessary to administer each Benefit Plan and Non-U.S. Benefit Plan is in the possession or control of the Company Group or an administrator or insurer with whom the Company Group has a services agreement or insurance contract, and is complete, correct and in a form which is sufficient for the lawful administration of each Benefit Plan and Non-U.S. Benefit Plan.

Section 3.24 Employment Matters.

(a) Section 3.24(a) of the Disclosure Schedules contains a complete and accurate list of all persons who are employees, independent contractors or consultants of the Company Group as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and employees in Canada that are on layoff and sets forth for each such individual the following: (i) name; (ii) title or position; (iii) employing entity; (iv) hire or retention date (or date of continuous service recognition); (v) total annual remuneration, including current annual base compensation rate or contract fee; (vi) commission, bonus or other incentive-based compensation (including the target and estimated amount of any commissions, bonuses or other incentive compensation); if applicable and (vii) a description of the fringe benefits provided to each such individual as of the date hereof, if any. For the independent contractors and consultants, Section 3.24(a) of the Disclosure Schedules includes the terms and conditions for termination, if required for the Company to terminate the relationship without cause. Except as set forth in Section 3.24(a) of the Disclosure Schedules, as of the date hereof, all compensation, including wages, vacation pay, sick pay, public holiday pay, commissions, bonuses, fees and other compensation, payable to all employees, independent contractors or consultants of the Company Group for services performed on or prior to the date hereof have been paid in full (or accrued in full on the balance sheet that will be contained in the Closing Statement). To Seller’s Knowledge, there are no outstanding agreements, understandings or commitments of the Company Group with respect to any compensation, commissions, bonuses, fees or other compensation other than those disclosed in Section 3.24(a) of the Disclosure Schedules. The Company Group has no employees outside of Canada.

(b) The Company Group has the right to terminate the employment of each employee in Canada upon providing the minimum amount of notice or pay in lieu of notice as required by the Employment Standards Act, 2000. The Company Group has the right to terminate the engagement of each independent contractor or consultant, immediately on written notice and without the requirement to pay severance or other separation benefits. To Seller’s Knowledge, no employee, independent contractor or consultant has plans to terminate their employment or engagement with the Company.

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(c) Except as set forth in Section 3.24(c) of the Disclosure Schedules, the Company Group is not party to or bound by any Contract in respect of any employee, independent contractor or consultant which provides such employee, independent contractor or consultant with a payment related to retention or upon a change of control.

(d) The Company Group is not, and has never been, a party to, bound by, or negotiating any collective bargaining agreement labour contract, letter of understanding, letter of intent, voluntary recognition agreement or Contract, or legally binding commitment or other Contract with a union, employee organization, employee representative body, works council or labor organization (collectively, “Union”), and there is not, and has never been, any Union representing, purporting to represent or applying to represent any employee of the Company Group, and no Union or group of employees is seeking or has sought to organize employees for the purpose of collective bargaining, including by way of certification, voluntary recognition, or successor rights. The Company Group is not party to, subject to, or affected by any certification order from a labour relations board. To the Seller’s Knowledge, there are no threatened or pending organizing activities of any Union. There has never been, nor, to Seller’s Knowledge, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime, arbitrations, grievances, complaints, charges, unfair labour practice complaints or other similar labor disruptions, proceedings or disputes affecting the Company Group or any of its employees, and there have not been any such activities or disputes or proceedings within the last two (2) years. The Company Group has no duty to bargain with any Union.

(e) The Company Group is and has been in compliance with the terms of the Contracts listed, or that should be listed, on Section 3.24(d) of the Disclosure Schedules. The Company Group is and has been in compliance with all applicable Laws pertaining to labour, employment and employment practices, including all Laws relating to labor relations, employment standards legislation (where applicable), occupational health and safety, equal employment opportunities, human rights, pay equity, fair employment practices, employment discrimination, workplace violence and harassment, retaliation, accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, workplace safety and insurance, leaves of absence, paid sick leave and employment insurance. All individuals characterized and treated by the Company Group as independent contractors or consultants are properly treated as independent contractors under all applicable Laws and the Company Group has not received any notice from any Governmental Authority disputing such treatment. All employees of the Company Group classified as overtime exempt under the Fair Labor Standards Act and state and local wage and hour laws or the applicable provincial employment standards legislation are properly classified. The Company Group is in compliance with and has complied with all immigration laws, including Form I-9 requirements and any applicable mandatory E-Verify obligations. Except as set forth in Section 3.24(e) of the Disclosure Schedules, there are no audits, investigations, proceedings, orders writs, injunctions, decrees, or Actions against the Company Group or any employee, former employee, director or former director of the Company Group involving the Company Group outstanding, pending, or to Seller’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern or independent contractor of the Company Group, including, without limitation, any charge, investigation, lawsuit or claim relating to unfair labor practices, employment standards, occupational health and safety, pay equity, human rights, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, employee classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, workplace safety and insurance, leaves of absence, paid sick leave, unemployment insurance or any other employment related matter arising under applicable Laws.

(f) The Company Group has complied in all material respects with the WARN Act and all applicable Laws governing mass terminations, group terminations, collective terminations or other similar concepts, and it has no plans to undertake any action that would trigger the WARN Act or such applicable Laws.

(g) There are no outstanding, pending, and in the past two (2) years there have not been, any allegations against any current or former employee, independent contractor, or consultant of, and, to Seller’s Knowledge, no current or former employee, independent contract or consultant has engaged in, harassment, sexual

Annex B-34

harassment, discrimination or similar misconduct of any nature, or breach of any policy of the Company Group relating to the foregoing, or any other similar act, whether or not unlawful nor is any such allegation pending or threatened or has any such allegation been investigated, settled or subject to an out-of-court or pre-litigation arrangement or the subject of any claim, litigation, proceeding or Action against or involving the Company Group and/or such person and, to Seller’s Knowledge, none is reasonably anticipated.

(h) With respect to each Government Contract, the Company Group is and has been in compliance in all material respects with Executive Order No. 11246 of 1965 (“E.O. 11246”), Section 503 of the Rehabilitation Act of 1973 (“Section 503”) and the Vietnam Era Veterans’ Readjustment Assistance Act of 1974 (“VEVRAA”), including all implementing regulations. The Company Group maintains and complies with affirmative action plans in compliance with E.O. 11246, Section 503 and VEVRAA, including all implementing regulations. The Company Group has not been the subject of any audit, investigation or enforcement action by any Governmental Authority in connection with any Government Contract or related compliance with E.O. 11246, Section 503 or VEVRAA. The Company Group has not been debarred, suspended or otherwise made ineligible from doing business with the United States government or any government contractor. The Company Group is in compliance with and has complied with all immigration laws, including any applicable mandatory E-Verify obligations.

(i) Except as set forth in Section 3.24(i) of the Disclosure Schedules, to Seller’s Knowledge, no current or former employee, independent contractor or consultant has breached, in the past five years, or is currently in breach of, the applicable Contract, including any restrictive covenant owed to the Company Group, or Seller’s Knowledge any third party, including without limitation any non-disclosure, non-disparagement, non-solicitation, or non-competition obligation.

(j) The Company Group has not applied for, or received any business support measures or government programs (including without limitation any supplemental employment plan or wage subsidy program) with any Governmental Authority as a result of the COVID-19 pandemic.

(k) Each employee of the Company Group is authorized to work in the country in which they work, and has all required work permits and authorizations. The Company Group have all documentation relating to such authorizations to work as is required by applicable Laws.

Section 3.25 Taxes. Except as set forth in Section 3.25 of the Disclosure Schedules:

(a) Each member of the Company Group has timely filed with the appropriate Governmental Authority, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all income and other material Tax Returns required by Law to be filed by it, and all such filed Tax Returns were prepared in compliance with applicable Law and are true, correct and complete in all material respects, and all Taxes payable by or on behalf of the Company Group have been timely paid. No member of the Company Group is the beneficiary of an extension of time within which to file any Tax Return.

(b) Each member of the Company Group has paid in full and when due all Taxes required to be paid by it, including all instalments on account of Taxes, whether or not such Taxes are shown on a Tax Return or assessed or reassessed by a Governmental Authority.

(c) The amount of the Company Group’s Liability for unpaid Taxes for all periods ending on or before the Interim Balance Sheet Date does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Financial Statements. The amount of the Company Group’s Liability for unpaid Taxes for all periods following the end of the most recent period covered by the Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of the applicable Company Group (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).

(d) There are no Liens for Taxes upon the assets of the Company Group (except where such Lien arises as a matter of law prior to the due date for paying the related Taxes).

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(e) No audits, investigations or other administrative proceedings or court proceedings are presently pending, or to the Knowledge of Seller or any Affiliate thereof have been threatened or proposed, in each case with regard to Taxes of any member of the Company Group.

(f) Each Company Group member has complied in all respects with all applicable Laws relating to the payment and withholding of Taxes and has properly and timely withheld all Taxes required to be withheld by such member in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, shareholder, member, Affiliate, customer, supplier, officer, director, non-resident Person or other Person. Each Company Group member has properly and timely paid all such withheld Taxes to the appropriate Governmental Authority or has properly set aside such withheld amounts in accounts for such purpose. Each Company Group member has duly and timely complied with all registration requirements in respect of all Tax Laws pertaining to sales or transfer Taxes, including applicable GST/HST, has collected all such Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority, or has been furnished properly completed exemption certificates and has maintained all such records and supporting documents in the manner required by all applicable sales and use Tax statutes and regulations including the Excise Tax Act (Canada). The GST/HST registration number for each Company Group member is set forth in Section 3.25(f) of the Disclosure Schedules.

(g) There are no outstanding agreements or waivers executed or filed by any Company Group member extending the statutory period of limitations applicable to any claim for any Taxes due from the Company Group (except for automatic extensions of time to file income Tax Returns obtained in the ordinary course of business) and no such waiver or extension has been requested in writing from any Governmental Authority, in each case, which is still in effect.

(h) Each member of the MJF Group has been treated as a disregarded entity for U.S. federal, state and local income tax purposes since its formation.

(i) No member of the Company Group is or has been a party to or bound by any Tax Sharing Agreement.

(j) Each Company Group member has never been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than the Seller Group). Each Company Group member does not have any Liability for the Taxes of any Person (other than the Company Group) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or otherwise, in each case, other than commercial agreements entered into in the ordinary course of business, the principle purpose of which is not Tax.

(k) Each Company Group member is not, and has not been, a party to a “reportable transaction” within the meaning of Section 6707A of the Code and Treasury Regulation Section 1.6011-4(b).

(l) Each Company Group member will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of:

(i) any change in method of accounting under Section 481 of the Code (or any comparable provision of state, local or non-U.S. Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;

(ii) an installment sale or open transaction occurring on or prior to the Closing Date;

(iii) a prepaid amount received or deferred revenue accrued on or prior to the Closing Date;

(iv) any closing agreement under Section 7121 of the Code, or similar provision of state, local or non-U.S. law, executed prior to the Closing;

(v) the application of Section 965 of the Code, including as a result of any election under Section 965(h) of the Code with respect thereto;

(vi) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of Law); or

Annex B-36

(vii) an inclusion pursuant to Section 951 or Section 951A of the Code with respect to income earned or accrued in a Pre-Closing Tax Period.

(m) No claim has been made in writing by any taxing authority in any jurisdiction where any Company Group member does not file Tax Returns that it is, or may be, subject to Tax by, or required to file any Tax Return in, that jurisdiction.

(n) No Company Group member (i) is or was treated for any Tax purposes as a resident in a country other than the country of its incorporation; (ii) has or had any trade or business, branch, agency or permanent establishment (within the meaning of an applicable Tax treaty) or other taxable presence (as determined pursuant to an applicable Tax treaty or Law) in any country other than the country of its formation or is considered to be a branch, branch or permanent establishment (within the meaning of an applicable Tax treaty) of an entity resident in a country other than the Company Group’s country of incorporation, or (iii) otherwise become subject to the Tax jurisdiction of a country other than the country of its formation. Each Company Group member has not entered into a gain recognition agreement pursuant to Treasury Regulation Section 1.367(a)-8. Each Company Group member has not transferred an intangible the transfer of which would be subject to the rules of Section 367(d) of the Code.

(o) During the past two (2) years, no Company Group member has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify under Section 355 or Section 361 of the Code. No Company Group member has any Liability under Section 965(h) of the Code.

(p) No private letter rulings, technical advice memoranda or similar rulings have been requested by or with respect to the Company Group, or entered into or issued by any taxing authority with respect to the Company Group.

(q) Seller has made available to Buyer in Seller’s electronic data room copies of (i) the portion of Seller’s or ExchangeCo’s federal Tax Returns relating to the Company Group for taxable periods since December 31, 2017, (ii) any state, local or non-U.S. Tax Returns of the Company Group since December 31, 2017 and (iii) any audit report or statement of deficiencies assessed against, agreed to by, or with respect to the Company Group for all Tax periods ending after December 31, 2015.

(r) Each Company Group member is not a party to any joint venture, partnership or other agreement, contract or arrangement (whether in writing or verbally) which could be treated as a partnership for federal income tax purposes.

(s) No Company Group member that is or was organized or formed in a non-U.S. jurisdiction (i) has, or at any time has had, an investment in “United States Property” within the meaning of Section 956(c) of the Code, (ii) is an “expatriated entity” within the meaning of Section 7874 of the Code or (iii) is or has been a “deferred foreign income corporation” within the meaning of Section 965(d) of the Code.

(t) Each Company Group member is in compliance in all material respects with all applicable transfer pricing Laws and regulations. No item will be required to be included in the gross income of a Company Group member pursuant to Section 451(b)(1)(A) of the Code earlier than the time such item would otherwise be required to be included for U.S. federal income tax purposes in the absence of Section 451(b)(1)(A) of the Code. For all transactions between the Company Group members, on the one hand, and any Person not resident in Canada for purposes of the Tax Act, on the other hand, with whom such member was not dealing at arm’s length, such member has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act. There are no transactions to which subsections 247(2) or (3) of the Tax Act may reasonably be expected to apply.

(u) The Company Group has not applied for or received loans or payments under Covid Relief (or any comparable, analogous or similar provision of Law), including pursuant to the Paycheck Protection Program, the Economic Injury Disaster Loan Program, the Canada Emergency Wage Subsidy, or the Canada Emergency Rent Subsidy, claimed any tax credits under Covid Relief (or any comparable, analogous or similar provision of Law), or has any COVID Related Deferrals, and, in any case, none of the foregoing actions are reasonably anticipated. No Company Group member has received written notice of the repeal, cancellation or revocation of any such income Tax exemptions or preferential income Tax treatments.

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(v) There are no transactions or events that have resulted in, and no circumstances existing, which could result in, the application to any member of the Company Group of any of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act or any analogous provision of any comparable Tax Laws of any jurisdiction.

(w) None of the Company Group members have acquired property or services from or disposed of property or provided services to, a Person with whom it does not deal at arm’s length (for purposes of the Tax Act) for an amount that is other than the fair market value of such property or services, and has not been deemed to have done so for purposes of any Tax Laws, in circumstances that could give rise to liability for such member pursuant to section 160 of the Tax Act or any equivalent Tax Laws.

(x) None of the Securities is “taxable Canadian property” within the meaning of the Tax Act. None of the Securities derives, and none of them has at any time within the past 60 months derived, more than 50% of its fair market value directly or indirectly from or from any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties (as defined in the Tax Act), (iii) timber resource properties (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law, a right in, property described in any of (i) to (iii), whether or not the property exists.

(y) Seller is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

(z) Notwithstanding anything to the contrary in this Agreement, no representations or warranties are intended or made with respect to the existence, amount, usability, or limitations on usage of the Tax attributes of the Company Group, including net operating losses, capital loss carryforwards, foreign Tax credit carryforwards, asset bases, research and development credits, and depreciation periods, for Tax periods (or portions thereof) beginning on and after the Closing Date.

Section 3.26 Books and Records. The minute books and record books of the Company Group, all of which have been made available to Buyer, are complete and correct and have been maintained in accordance with sound business practices in all material respects. The minute books of the Company Group contain accurate and complete records of all meetings, and actions taken by written consent of, the stockholders, the members, the board of directors, managers, and any committees of the board of directors, the managers and any committees of the managers of each Company Group member, and no meeting, or action taken by written consent, of any such stockholders, members, board of directors or committee, or managers or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company Group.

Section 3.27 Brokers. Except for JMP Securities, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of Seller, ExchangeCo or the Company Group.

Section 3.28 Solvency. Each of Seller and ExchangeCo is not entering into the transactions contemplated by this Agreement or the Ancillary Documents with the intent to hinder, delay or defraud either present or future creditors of Seller or ExchangeCo, any Subsidiary of Seller or ExchangeCo, the Company Group, any Subsidiary of the Company Group, or any other Person. After giving effect to all of the transactions contemplated by this Agreement and the Ancillary Documents, the Form S-4 Registration Statement and the Proxy Statement / Prospectus contained therein, including (i) the transactions (the “Merger Transaction”) contemplated under that certain merger agreement by and between Seller, Gryphon and a wholly owned subsidiary of Seller, dated on or about the date of this Agreement (the “Merger Agreement”), (ii) any repayment, refinancing or conversion of debt contemplated by Seller, ExchangeCo or any Subsidiary of Seller or ExchangeCo in connection with the Merger Transaction or otherwise, (iii) the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, the Ancillary Documents, the Form S-4 Registration Statement, the Proxy Statement / Prospectus, or Merger Transaction, and (iv) the payment of all related fees and expenses, at and immediately after the Closing and the closing of the Merger Transaction, each of Seller, ExchangeCo and their Subsidiaries will be Solvent. For purposes of Section 3.28:

(a) The term “Solvent” when used with respect to any Person, means that, as of any date of determination: (i) the Fair Value and Present Fair Salable Value of the assets of such Person exceed such Person’s Stated Liabilities and Identified Contingent Liabilities; (ii) such Person does not have Unreasonably Small Capital; and (iii) such Person will be able to pay such Person’s Stated Liabilities and Identified Contingent Liabilities as they mature.

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(b) “Fair Value” means the amount at which the assets (both tangible and intangible) of a Person would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

(c) “Present Fair Salable Value” means the amount that could be obtained by an independent willing seller from an independent willing buyer if the assets of a Person are sold with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable assets insofar as such conditions can be reasonably evaluated.

(d) “Stated Liabilities” means the recorded liabilities (including contingent liabilities that would be recorded in accordance with GAAP) of a Person, as of the Closing after giving effect to the consummation of the transactions contemplated by this Agreement, the Ancillary Documents, the Form S-4 Registration Statement, the Proxy Statement / Prospectus or the Merger Agreement, determined in accordance with GAAP consistently applied.

(e) “Identified Contingent Liabilities” means the maximum estimated amount of liabilities reasonably likely to result from pending litigation, asserted claims and assessments, guaranties, uninsured risks and other contingent liabilities of a Person after giving effect to the transactions contemplated by this Agreement, the Ancillary Documents, the Form S-4 Registration Statement or the Proxy Statement / Prospectus (including all fees and expenses related thereto but exclusive of such contingent liabilities to the extent reflected in Stated Liabilities), as identified and explained in terms of their nature and estimated magnitude by responsible officers of such Person.

(f) “Will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature” means a Person will have sufficient assets and cash flow to pay their respective Stated Liabilities and Identified Contingent Liabilities as those liabilities mature or (in the case of contingent liabilities) otherwise become payable.

(g) “Do not have Unreasonably Small Capital” means a Person after consummation of the transactions contemplated by this Agreement, the Ancillary Documents, the Form S-4 Registration Statement or the Proxy Statement / Prospectus is a going concern and has sufficient capital to ensure that it will continue to be a going concern for such period.

Section 3.29 No Other Representations and Warranties. Except for the representations and warranties contained in this Agreement (including Article III of this Agreement and the related portions of the Disclosure Schedules) or the Ancillary Documents to which Seller or ExchangeCo is a party, none of the Seller Group, the Company Group, or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Seller Group or the Company Group, including any representation or warranty as to the accuracy or completeness of any information regarding the Company Group furnished or made available to Buyer and its Representatives (including any information, documents, or material delivered to Buyer, management presentations, or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability, or success of the Company Group, or any representation or warranty arising from statute or otherwise in law.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller and ExchangeCo that the statements contained in this Article IV are true and correct as of the date hereof and as of the Closing.

Section 4.01 Organization and Authority of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the Province of British Columbia. Buyer has full corporate power and authority to enter into this Agreement and the Ancillary Documents to which Buyer is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and any Ancillary Document to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller and ExchangeCo) this Agreement constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with

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its terms. When each Ancillary Document to which Buyer is or will be a party has been duly executed and delivered by Buyer (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of Buyer enforceable against it in accordance with its terms.

Section 4.02 No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of Buyer; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (c) require the consent, notice or other action by any Person under any Contract to which Buyer is a party. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, except for such filings as may be required under the HSR Act and such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which, in the aggregate, would not have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby on a timely basis.

Section 4.03 Investment Purpose. Buyer is acquiring the Securities solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Securities are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the Securities may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Buyer is able to bear the economic risk of holding the Securities for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment. Buyer has had the opportunity to visit with AO and MJF and meet with the officers of AO and MJF and other representatives to discuss the business, assets, Liabilities, financial condition, and operations of the Company Group, and to the actual knowledge of any director, manager or officer of Buyer, has received all materials, documents, and other information that Buyer deems necessary or advisable to evaluate the Company Group and the Securities, and has made its own independent examination, investigation, analysis, and evaluation of the Company Group and the Securities, including its own estimate of the value of the Securities. Buyer has undertaken such due diligence (including a review of the properties, Liabilities, books, records, and contracts of the Company Group) as Buyer deems adequate.

Section 4.04 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of Buyer.

Section 4.05 Sufficiency of Funds. As of the Closing, Buyer will have sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price (including any adjustment amounts that may become payable by Buyer under Section 2.04) and consummate the transactions contemplated by this Agreement.

Section 4.06 Legal Proceedings. There are no Actions pending or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.

Section 4.07 Independent Investigation. Buyer has conducted its own independent investigation, review, and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company Group, and acknowledges that, to the actual knowledge of any director, manager or officer of Buyer, it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller, ExchangeCo and the Company Group for such purpose. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby, Buyer has relied solely upon its own investigation and express representations and warranties of Seller or ExchangeCo set forth in this Agreement (including Article III of this Agreement and the related portions of the Disclosure Schedule) or in the Ancillary Documents to which Seller or ExchangeCo is a party; and (b) none of Seller Group, the Company Group, or any other Person has made any representation or warranty as to the Seller Group, the Company Group, or this Agreement, except as expressly set forth in this Agreement (including Article III of this Agreement and the related portions of the Disclosure Schedule) or in the Ancillary Documents to which Seller or ExchangeCo is a party.

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ARTICLE V
COVENANTS

Section 5.01 Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise explicitly provided in this Agreement, explicitly provided in the Merger Agreement, or consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller and ExchangeCo shall, and shall cause the Company Group to, (x) conduct the business of the Company Group in the ordinary course of business consistent with past practice; and (y) use commercially reasonable efforts to maintain and preserve intact the current organization, business and franchise of the Company Group and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with the Company Group. Without limiting the foregoing, from the date hereof until the Closing Date, except as otherwise explicitly provided in this Agreement, explicitly provided for in the Merger Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned, or delayed), Seller and ExchangeCo shall cause the Company Group:

(a) to preserve and maintain all of its Permits;

(b) to pay its debts, Taxes and other obligations when due;

(c) to maintain the properties and assets owned, operated or used by the Company Group in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(d) to continue in full force and effect without modification all Insurance Policies, except as required by applicable Law;

(e) to take commercially reasonable action to defend and protect its properties and assets from infringement or usurpation;

(f) to perform all of its obligations under all Contracts relating to or affecting its properties, assets or business;

(g) to maintain its books and records in accordance with past practice;

(h) to comply in all material respects with all applicable Laws;

(i) to not (and cause its Representatives to not) disparage, criticize, defame or impugn the character of Buyer or its Representatives in any fashion or otherwise take any action which could reasonably be expected to adversely affect Buyer or its Representatives’ personal or professional reputations;

(j) not enter into, renew, amend, or extend any Contract (A) with any new or existing customer or supplier of the Company Group if the term of such Contract will end thirty (30) days or more thereafter or (B) if all such new, renewed, amended or extended Contracts would impose, in the aggregate, an obligation of more than One Hundred Thousand Dollars ($100,000) on the Company Group; and

(k) not to take or permit any action that would cause any of the changes, events or conditions described in Section 3.08 to occur; provided, however, that nothing in this Section 5.01 shall be interpreted as limiting in any way the right of Seller or ExchangeCo to cause the Company Group to either: (i) sell all of the issued and outstanding common shares of Last Call Analytics, Inc. or all of the assets and liabilities of Last Call Analytics, Inc. to a third-party buyer, in each case if the Company Group does not incur or assume any Liabilities in connection with such sale; and/or (ii) wind-up the business of and dissolve Last Call Analytics, Inc. if the Company Group does not incur or assume any Liabilities in connection with such wind-up.

Section 5.02 Access to Information; Cooperation. From the date hereof until the Closing, Seller and ExchangeCo shall, and shall cause the Company Group to, (a) afford Buyer and its Representatives reasonable access to and the right to inspect all of the Real Property, properties, assets, premises, books and records, Contracts and other documents and data related to the Company Group; (b) furnish Buyer and its Representatives with such financial, operating and other data and information related to the Company Group as Buyer or any of its Representatives may reasonably request; (c) cause the Representatives of Seller, ExchangeCo and the Company Group to cooperate with Buyer in its investigation of the Company Group, provided, however, that any such investigation shall be conducted during normal business hours upon reasonable advance notice to Seller, under the supervision of Seller Group’s

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personnel and in such a manner as to not unreasonably interfere with the normal operations of the Company Group; and (d) cooperate in planning Buyer’s or its Affiliate’s integration of the Company Group. All requests by Buyer for access pursuant to this Section 5.02 shall be submitted or directed to such individuals as Seller may designate in writing from time to time. Notwithstanding anything to the contrary in this Agreement, neither Seller Group nor the Company Group shall be required to disclose any information to Buyer if such disclosure would, in Seller’s sole discretion: (i) cause significant competitive harm to Seller Group, the Company Group, and their respective businesses if the transactions contemplated by this Agreement are not consummated; (ii) jeopardize any attorney-client or other privilege; (iii) contravene any applicable Law, fiduciary duty, or binding agreement entered into prior to the date of this Agreement; or (iv) reveal bids received from third parties in connection with transactions similar to those contemplated by this Agreement and any information and analysis (including financial analysis) relating to such bids. Prior to the Closing, (i) Buyer may contact Material Customers and Material Suppliers and Seller and ExchangeCo shall cause the Company Group to use commercially reasonable efforts to facilitate such contact and (ii) without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned, or delayed), Buyer shall not contact any suppliers that are not Material Suppliers to, or customers that are not Material Customers of, the Company Group. Buyer shall, and shall cause its Representatives to, abide by the terms of Section 5.06 with respect to any access or information provided pursuant to this Section 5.02. No investigation by Buyer or other information received by Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller or ExchangeCo in this Agreement, provided, however, that Buyer shall advise Seller as soon as practicable after it obtains knowledge of any breach or nonperformance of the representations, warranties or covenants of Seller or ExchangeCo if such breach or nonperformance would give rise to the failure of any of the conditions specified in Section 7.01 or Section 7.02.

Section 5.03 No Solicitation of Other Bids.

(a) Seller shall not, and shall not authorize or permit any of its Affiliates (including the Company Group) or any of its or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Seller shall immediately cease and cause to be terminated, and shall cause its Affiliates (including the Company Group) and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal.

(b) In addition to the other obligations under this Section 5.03, Seller shall promptly (and in any event within three (3) Business Days after receipt thereof by Seller or its Representatives) advise Buyer orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

(c) Seller agrees that the rights and remedies for noncompliance with this Section 5.03 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer.

Section 5.04 Notice of Certain Events.

(a) From the date hereof until the Closing, Seller shall promptly notify Buyer in writing of:

(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by Seller or ExchangeCo hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 7.02 to be satisfied;

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(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(iv) any Actions commenced or, to Seller’s Knowledge, threatened against, relating to or involving or otherwise affecting Seller, ExchangeCo or the Company Group that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.20 or that relates to the consummation of the transactions contemplated by this Agreement; and

(v) (A) any termination or non-renewal of a Contract with a Material Customer or a Material Supplier or (B) any notice or other communication from a Material Customer or a Material Supplier of its intention to terminate or not renew any such Contract; provided that if Seller notifies Buyer in writing of any event described in this Section 5.04(a)(v) within a reasonable period of time, then Seller shall be deemed to have promptly notified Buyer of such event.

(b) Buyer’s receipt of information pursuant to this Section 5.04 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller or ExchangeCo in this Agreement (including Section 9.01(b)) and shall not be deemed to amend or supplement the Disclosure Schedules.

Section 5.05 Resignations. Seller and ExchangeCo shall deliver to Buyer written resignations, effective as of the Closing Date, of the officers, directors and managers of the Company Group requested by Buyer at least three (3) Business Days prior to the Closing.

Section 5.06 Confidentiality. From and after the Closing, each of Seller and ExchangeCo shall, and shall cause its Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Company Group, except to the extent that Seller or ExchangeCo can show that such information (a) is generally available to and known by the public through no fault of Seller, ExchangeCo, any of their Affiliates or their respective Representatives; or (b) is lawfully acquired by Seller, ExchangeCo, any of their Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Seller, ExchangeCo or any of their Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, Seller shall promptly notify Buyer in writing and shall disclose only that portion of such information which Seller or ExchangeCo is advised by its counsel in writing is legally required to be disclosed, provided that Seller and ExchangeCo shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 5.07 Non-Competition; Non-Solicitation.

(a) For a period of five (5) years commencing on the Closing Date (the “Restricted Period”), each of Seller and ExchangeCo shall not directly or indirectly, (i) engage in or assist others in engaging in the Restricted Business in the Territory; (ii) have an interest in any Person that engages directly or indirectly in the Restricted Business in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) intentionally interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between the Company Group and customers or suppliers of the Company Group. Notwithstanding the foregoing, Seller may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 1% or more of any class of securities of such Person.

(b) During the Restricted Period, each of Seller and ExchangeCo shall not, directly or indirectly, (i) solicit (except pursuant to a general solicitation which is not directed specifically to any employees of the Company Group) or hire any employee of the Company Group or any former employee of the Company Group or (ii) encourage any employee of the Company Group to leave such employment.

(c) During the Restricted Period, each of Seller and ExchangeCo shall not, directly or indirectly, solicit or entice, or attempt to solicit or entice, any clients or customers of the Company Group or potential clients or customers of the Company Group for purposes of diverting their business or services from the Company Group.

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(d) Each of Seller and ExchangeCo acknowledges that a breach or threatened breach of this Section 5.07 would give rise to irreparable harm to Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Seller or ExchangeCo of any such obligations, Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(e) Each of Seller and ExchangeCo acknowledges that the restrictions contained in this Section 5.07 are reasonable and necessary to protect the legitimate interests of Buyer and constitute a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 5.07 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law. The covenants contained in this Section 5.07 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 5.08 Governmental Approvals and Consents.

(a) Each party hereto shall, as promptly as possible, (i) make, or cause or be made, all filings and submissions (including those under the HSR Act) required under any Law applicable to such party or any of its Affiliates; and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Documents. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b) Seller and ExchangeCo shall use reasonable best efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 3.05 of the Disclosure Schedules.

(c) Without limiting the generality of the parties’ undertakings pursuant to subsections (a) and (b) above, each of the parties hereto shall use all reasonable best efforts to:

(i) respond to any inquiries by any Governmental Authority regarding antitrust or other matters with respect to the transactions contemplated by this Agreement or any Ancillary Document;

(ii) avoid the imposition of any order or the taking of any action that would restrain, alter or enjoin the transactions contemplated by this Agreement or any Ancillary Document; and

(iii) in the event any Governmental Order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement or any Ancillary Document has been issued, to have such Governmental Order vacated or lifted.

(d) If any consent, approval or authorization necessary to preserve any right or benefit under any Contract to which the Company Group is a party is not obtained prior to the Closing, each of Seller and ExchangeCo shall, subsequent to the Closing, cooperate with Buyer and the Company Group in attempting to obtain such consent, approval or authorization as promptly thereafter as practicable. If such consent, approval or authorization cannot be obtained, each of Seller and ExchangeCo shall use its reasonable best efforts to provide the Company Group with the rights and benefits of the affected Contract for the term thereof, and, if Seller or ExchangeCo provides such rights and benefits, the Company Group shall assume all obligations and burdens thereunder.

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(e) All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between Seller, ExchangeCo or the Company Group with Governmental Authorities in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

(f) Notwithstanding the foregoing, nothing in this Section 5.08 shall require, or be construed to require, Buyer or any of its Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of Buyer, the Company Group or any of their respective Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a Material Adverse Effect or materially and adversely impact the economic or business benefits to Buyer of the transactions contemplated by this Agreement; or (iii) any material modification or waiver of the terms and conditions of this Agreement.

Section 5.09 Books and Records.

(a) In order to facilitate the resolution of any claims made against or incurred by Seller or ExchangeCo prior to the Closing, or for any other reasonable purpose, for a period of seven years after the Closing, Buyer shall:

(i) retain the books and records (including personnel files) of the Company Group relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of the Company Group; and

(ii) upon reasonable notice, afford the Representatives of Seller reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such books and records;

provided, however, that any books and records related to Tax matters shall be retained pursuant to the periods set forth in Article VI.

(b) In order to facilitate the resolution of any claims made by or against or incurred by Buyer or the Company Group after the Closing, or for any other reasonable purpose, for a period of seven years following the Closing, each of Seller and ExchangeCo shall:

(i) retain the books and records (including personnel files) of Seller or ExchangeCo, respectively, which relate to the Company Group and its operations for periods prior to the Closing; and

(ii) upon reasonable notice, afford the Representatives of Buyer or the Company Group reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such books and records;

provided, however, that any books and records related to Tax matters shall be retained pursuant to the periods set forth in Article VI.

(c) Neither Buyer, Seller nor ExchangeCo shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 5.09 where such access would violate any Law.

Section 5.10 Legal Proceedings. Each of Seller and ExchangeCo shall use, and cause the Company Group to use, commercially reasonable efforts to advance any Actions pending or, to Seller’s Knowledge, threatened against or by the Company Group affecting any of its properties or assets (or by or against Seller, ExchangeCo or any of their

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Affiliates and relating to the Company Group). Each of Seller and ExchangeCo shall, and shall cause the Company Group to, consult with Buyer regarding the defense or settlement of any such Action. Each of Seller and ExchangeCo shall not settle any such Action without the prior writer consent of Buyer (such consent not to be unreasonably withheld, conditioned, or delayed).

Section 5.11 Closing Conditions. From the date hereof until the Closing, each party hereto shall, and each of Seller and ExchangeCo shall cause the Company Group to, use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article VII hereof.

Section 5.12 Public Announcements. Unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), no party (or their Affiliates) to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), and the parties shall cooperate as to the timing and contents of any such required announcement.

Section 5.13 Registration Statement; Proxy Statement / Prospectus.

(a) As promptly as practicable after the date of this Agreement, Seller shall prepare and cause to be filed with the SEC the Proxy Statement / Prospectus and Seller shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Proxy Statement / Prospectus will be included as a prospectus.

(b) Seller covenants, represents and warrants that the Proxy Statement / Prospectus, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith), will not, at the time that the Proxy Statement / Prospectus or any amendment or supplement thereto is filed with the SEC or is first mailed to Seller’s stockholders, at the time of Seller’s Stockholders’ Meeting and at the time declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Seller makes no covenant, representation or warranty with respect to statements made in the Proxy Statement / Prospectus (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information furnished in writing by Buyer specifically for inclusion therein. Seller shall use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Proxy Statement / Prospectus to comply with the applicable rules and regulations promulgated by the SEC in all material respects.

(c) Seller shall notify Buyer promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement / Prospectus or the Form S-4 Registration Statement or for additional information and shall supply Buyer with copies of (i) all correspondence between Seller or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement / Prospectus, the Form S-4 Registration Statement or the Contemplated Transactions and (ii) all orders of the SEC relating to the Form S-4 Registration Statement. Seller shall use its commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Proxy Statement / Prospectus and Form S-4 Registration Statement, and Buyer and its counsel shall have a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff. Seller shall use its commercially reasonable efforts to have the Form S-4 Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable after it is filed with the SEC. No filing of, or amendment or supplement to, the Form S-4 Registration Statement will be made by Seller, and no filing of, or amendment or supplement to, the Proxy Statement / Prospectus will be made by Seller, in each case, without providing Buyer a reasonable opportunity to review and comment thereon. Each party shall promptly furnish to the other party all information concerning such party and such party’s Subsidiaries and such Party’s stockholders or members that may be required or reasonably requested in connection with any action contemplated by this Section. If any event relating to Seller occurs, or if Seller becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement / Prospectus, then Seller shall promptly inform Buyer thereof and shall cooperate fully with Buyer in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Seller’s stockholders.

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(d) Buyer shall reasonably cooperate with Seller and provide, and require its Representatives to provide, Seller and its Representatives with all true, correct and complete information regarding Buyer that is required by applicable Law to be included in the Form S-4 Registration Statement and the Proxy Statement / Prospectus or reasonably requested from Buyer to be included in the Form S-4 Registration Statement and the Proxy Statement / Prospectus. Buyer shall use its commercially reasonable efforts to assist Seller in responding to comments of the SEC or the staff of the SEC as they related to the information regarding the Buyer included or required to be included in the Proxy Statement / Prospectus and Form S-4 Registration Statement.

Section 5.14 Seller’s Stockholders’ Meeting.

(a) Promptly after the Form S-4 Registration Statement has been declared effective by the SEC under the Securities Act, Seller shall (i) take reasonable action necessary under applicable Law to call, give notice of and, within 60 calendar days after the date the S-4 Registration Statement is declared effective by the SEC, hold a meeting of Seller’s stockholders for the purpose of seeking approval of (A) the issuance of shares of Seller’s common stock pursuant to the terms of the Merger Transaction and under the applicable requirements of the Nasdaq Capital Markets, (B) the change of control of Seller resulting from the Merger Transaction, to the extent such approval is necessary, (C) the amendment of Seller’s certificate of incorporation to effect the Reverse Split, (D) if requested by Gryphon prior to the filing with the SEC of the Proxy Statement / Prospectus, the amendment of Seller’s certificate of incorporation to increase the authorized shares of Seller’s common stock, (E) the amendment of Seller’s certificate of incorporation to effect the name change of Seller, (F) in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, seeking advisory approval of a proposal to Seller’s stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to Seller’s named executed officers in connection with the completion of the Merger Transaction, if applicable, and (G) approve the transactions under this Agreement and the Ancillary Documents (the matters contemplated by the foregoing clauses (A) – (G), collectively, the “Seller’s Stockholder Matters”) and (ii) mail to Seller’s stockholders as of the record date established for the meeting of Seller’s stockholder, the Proxy Statement / Prospectus (such meeting, the “Seller’s Stockholders’ Meeting”).

(b) Seller agrees that, subject to Section 5.14(c): (i) Seller’s board of directors shall recommend that Seller’s stockholders vote to approve the Seller’s Stockholder Matters (the “Seller Board Recommendation”); (ii) the Proxy Statement / Prospectus shall include a statement of the Seller Board Recommendation; (iii) Seller’s board of directors shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.14(a); and (iv) (A) the Seller Board Recommendation shall not be withdrawn or modified in a manner adverse to Buyer, and no resolution by Seller’s board of directors or any committee thereof to withdraw or modify the Seller Board Recommendation in a manner adverse to Buyer shall be adopted or proposed and (B) Seller’s board of directors shall not recommend any Acquisition Proposal or alternative transaction (collectively a “Seller Board Adverse Recommendation Change”).

(c) Notwithstanding the foregoing, at any time prior to the receipt of the Required Seller’s Stockholder Vote, Seller’s board of directors may make a Seller Board Adverse Recommendation Change, if Seller’s board of directors has received an Acquisition Proposal for Seller that Seller’s board of directors has determined in its good faith judgment, after consultation with Seller’s outside legal counsel and financial advisors, constitutes, or would reasonably be expected to result in, a Superior Offer, Seller’s board of directors determines in its good faith judgment, after consultation with Seller’s outside legal counsel and financial advisors, that a Seller Board Adverse Recommendation Change is consistent with Seller’s board of directors’ compliance with its fiduciary obligations to Seller’s stockholders under applicable Law; provided, however, that prior to Seller taking any action permitted under this Section 5.14(c), in the case of a Superior Offer, (1) Seller must promptly notify Buyer, in writing, at least five Business Days (the “Notice Period”) before making a Seller Board Adverse Recommendation Change, of its intention to take such action with respect to a Superior Offer, which notice shall state expressly that Seller has received an Acquisition Proposal for Seller that Seller’s board of directors intends to declare a Superior Offer and that Seller’s board of directors intends to make a Seller Board Adverse Recommendation Change, and (2) Seller attaches to such notice the most current version of the proposed agreement and the identity of the third party making such Superior Offer; and (3) Seller negotiates with Buyer in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal for Seller ceases to constitute a Superior Offer, if Buyer, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of

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the Notice Period, there is any material revision to the terms of a Superior Offer, the Notice Period shall be extended, if applicable, to ensure that at least five Business Days remain in the Notice Period subsequent to the time Seller notifies Buyer of any such material revision.

(d) Unless Seller’s board of directors has effected a Seller Board Adverse Recommendation Change in accordance with Section 5.14(c), Seller’s obligation to call, give notice of and hold the Seller’s Stockholders’ Meeting in accordance with Section 5.14(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Seller Board Recommendation.

(e) Nothing contained in this Agreement shall prohibit Seller or its board of directors from (i) taking and disclosing to Seller’s stockholders a position as contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (other than Rule 14d-9(f) under the Exchange Act), (ii) making any disclosure to Seller’s stockholders if Seller’s board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to Seller’s stockholders under applicable Law, and (iii) making a “stop, look and listen” communication to Seller’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act, provided, however, that in the case of each of the foregoing clauses “(i)” and “(ii),” any such disclosure or public statement shall be deemed to be a Seller Board Adverse Recommendation Change subject to the terms and conditions of this Agreement unless Seller’s board of directors reaffirms the Seller Board Recommendation in such disclosure or public statement or within five Business Days of such disclosure or public statement.

Section 5.15 Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement. In addition to and not in limitation of the foregoing, (i) Seller shall not amend, modify, supplement, waive, terminate, or assign any Voting and Support Agreement to which Seller is a party without Buyer’s prior written consent, (ii) Seller shall enforce each such Voting and Support Agreement to which it is a party, (iii) if the Seller fails to enforce any such Voting and Support Agreement, then Buyer shall have the right to cause Seller to enforce such Voting and Support Agreement.

Section 5.16  Business Acquisition Report. Each of Seller and ExchangeCo shall provide, shall cause its Subsidiaries to provide, and shall use its commercially reasonable efforts to cause its and their respective employees and auditors to provide such cooperation and assistance in connection with the preparation and filing of any business acquisition report (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) as is reasonably requested, from time to time, by Buyer. Such assistance shall include each of Seller and ExchangeCo cooperating with Buyer, causing its Subsidiaries to cooperate with Buyer and using commercially reasonable efforts to cause the auditors of each of Seller or ExchangeCo and its Subsidiaries to cooperate with Buyer with respect to the preparation of the requisite financial statements, including any proforma financial statements, required in connection with the filing of any business acquisition report. Buyer shall be responsible for all reasonable costs and expenses incurred by Seller or ExchangeCo (included any fees of the auditors of each of Seller, ExchangeCo or their Subsidiaries) related to the cooperation and assistance by Seller, ExchangeCo and their Subsidiaries in respect of the preparation of a business acquisition report pursuant hereto.

Section 5.17 Tax Matters. From the date hereof until the Closing, each of Seller and ExchangeCo shall ensure that each Company Group member:

(a) duly pays, within the prescribed time, all Taxes that become due and payable on or before the Closing Date;

(b) makes adequate provision in such Company Group member’s financial and accounting records for the Taxes that relate to any period ending on or before the Closing Date (including as a consequence of the Closing) but that are not yet due and payable and for which Tax Returns are not yet required to be filed;

(c) withholds from each payment made by it the amount of all Taxes and other deductions required under any applicable Tax Laws to be withheld therefrom and pays all those amounts to the relevant Governmental Authority within the time required under any applicable Tax Laws;

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(d) refrains from entering into any arrangements to provide for an extension of time with respect to any assessment or reassessment of Tax, the filing of any Tax Return or the payment of any Tax by it, without the prior written consent of Buyer; and

(e) except as may be required by generally accepted accounting principles or applicable laws, does not make any material change in the Tax, financial or accounting policies or practices applied in the preparation of the Financial Statements, including any material change in credit, collection or payment policies, procedures or practices or the method of determining reserves.

Section 5.18 Employment and Benefits Matters.

(a) MJF.

(i) As soon as practical following the execution of this Agreement, Seller shall, and shall cause its Affiliates to, (i) identify to Buyer each employee of the Seller Group that provides services relating to MJF (an “MJF-Related Employee”) and (ii) facilitate Buyer’s assessment of each MJF-Related Employee (which may include meetings with such MJF-Related Employee).

(ii) At least forty (40) days prior to the Closing, Buyer shall select each MJF-Related Employee that Buyer wishes to be employed by Buyer or a Subsidiary of Buyer designated by Buyer (an “MJF Prospective Employee”).

(iii) At least twenty (20) days prior to the Closing, Buyer (or a Subsidiary of Buyer designated by Buyer) shall extend offers of employment to the MJF Prospective Employees, in each case with employment to be contingent on and effective as of the Closing.

(b) AO.

(i) As soon as practical following the execution of this Agreement, Seller and ExchangeCo shall, and shall cause its Affiliates to, (i) identify to Buyer each employee of AO Group (an “AO Employee”) or the Seller Group that provides services relating to AO (an “AO-Related Employee”) and (ii) facilitate Buyer’s assessment of each AO Employee and AO-Related Employee (which may include meetings with such AO Employee or AO-Related Employee).

(ii) At least forty (40) days prior to the Closing, Buyer shall select those AO Employees that Buyer wishes to remain employed by AO (an “AO Retained Employee”) and those AO-Related Employees that Buyer wishes to be employed by Buyer or a Subsidiary of Buyer designated by Buyer (an “AO Prospective Employee”).

(iii) Prior to the Closing, Seller shall transfer to a Seller Group member (other than a Company Group member) the employment of each AO Employee that is not an AO Retained Employee.

(iv) At least twenty (20) days prior to the Closing, Buyer (or a Subsidiary of Buyer designated by Buyer) shall extend offers of employment to those AO-Related Employees that Buyer wishes to be employed by Buyer, in each case with employment to be contingent on and effective as of the Closing; provided that, at Buyer’s option, Seller shall cause AO to extend any such offer of employment.

(c) Seller shall, and shall cause its Affiliates to, reasonably cooperate with Buyer in connection with this Section 5.18. Seller shall ensure that, as of the Closing, (i) MJF does not have any employees other than MJF Prospective Employees and (ii) AO does not have any employees other than AO Retained Employees or, to the extent determined by Buyer, AO Prospective Employees.

(d) Seller and ExchangeCo shall be solely responsible, and the Buyer shall have no obligations whatsoever, for any compensation or other amounts payable to any current or former employee, officer, director, independent contractor or consultant of the Seller Group or the Company Group (including, without limitation, wages, hourly pay, commissions, bonuses, fees, salary, overtime, accrued vacation pay, sick pay, public holiday pay, fringe, pension or profit sharing benefits, termination pay, severance pay, pay-in-lieu-of-notice, and any other compensation as well as any fines or penalties for failure to pay any of the foregoing) or other sums due to the Seller Group’s or the Company Group’s current or former employees, independent contractors or consultants

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for any period relating to the service with the Seller Group at any time on or before the Closing Date, and Seller and ExchangeCo shall pay all such amounts to all entitled Persons on or before the Closing Date or, if not paid before the Closing Date, promptly following the Closing Date. Seller and ExchangeCo shall be solely responsible, and the Buyer shall have no obligations whatsoever, for any compensation or other amounts payable to any current or former employee, officer, director, independent contractor or consultant of the Seller Group or the Company Group that are partly or wholly the result of the transactions contemplated in this Agreement, including any payment related to retention or upon a change of control, and Seller and ExchangeCo shall pay all such amounts to all entitled Persons. Upon Buyer’s request, Seller and ExchangeCo shall provide reasonable evidence of Seller’s or ExchangeCo’s payments to, or releases obtained from, any of the Persons described in this Section 5.18(d). For the avoidance of doubt, Seller and ExchangeCo and not Buyer shall be responsible for all payments under the agreements referred to in Section 3.23(n) of the Disclosure Schedules.

(e) Seller and ExchangeCo shall remain solely responsible, and Buyer shall have no obligations whatsoever, for the satisfaction of all Liabilities pursuant to any Benefits Plan and Non-U.S. Benefits Plan, which Liabilities relate to events occurring on or before the Closing Date. Seller and ExchangeCo shall also be solely responsible, and the Buyer shall have no obligations whatsoever, for any compensation, benefit or other amounts payable pursuant to a Benefit Plan or Non-U.S. Benefit Plan that are partly or wholly the result of the transactions contemplated in this Agreement. Seller and ExchangeCo also shall remain solely responsible for all claims under the Workplace Safety and Insurance Act, 1997 (Ontario) (or the comparable legislation of any other jurisdiction) of any current or former employees, officers, directors, independent contractors or consultants of the Seller Group or the Company Group that relate to events occurring on or before the Closing. Seller and ExchangeCo shall pay or cause to be paid, all such amounts to the appropriate persons.

ARTICLE VI
TAX MATTERS

Section 6.01 Tax Covenants.

(a) Without the prior written consent of Buyer, each of Seller and ExchangeCo (and, prior to the Closing, the Company Group, its Affiliates and their respective Representatives) shall not, to the extent it may affect, or relate to, the Company Group, make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that is inconsistent with past practice or that would have the effect of increasing the Tax liability or reducing any Tax asset of Buyer or any Company Group member in respect of any taxable period (or portion thereof) beginning after the Closing Date. Each of Seller and ExchangeCo agrees that Buyer is to have no liability for any Tax resulting from any action of Seller, ExchangeCo, the Company Group, their Affiliates or any of their respective Representatives, and agrees to indemnify and hold harmless Buyer (and, after the Closing Date, the Company Group) against any such Tax or reduction of any Tax asset.

(b) Return Filing Obligations.

(i) Seller and ExchangeCo shall prepare and timely file, or cause to be prepared and timely filed, all Consolidated Returns and shall pay all Taxes due in respect of such returns. All such Consolidated Returns shall be prepared in a manner consistent with past practice (unless otherwise required by applicable Law). From and after the Closing, Buyer shall cause the Company Group to provide Seller and its Affiliates in a timely fashion all filing information reasonably necessary for the preparation and filing of any returns of Seller or ExchangeCo due after the Closing.

(ii) Buyer shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Company Group (excluding Consolidated Returns) that are due after Closing (“Buyer Tax Returns”). In the case of a Tax Return of the Company Group for a Pre-Closing Tax Period (“Seller Review Returns”), such Tax Returns shall be prepared in a manner consistent with the most recent past practice of the applicable Company Group member unless otherwise required by applicable Law. Buyer shall submit such Seller Reviewed Returns to Seller at least ten (10) days prior to the anticipated filing date of such Seller Reviewed Return, and Buyer will consider in good faith any reasonable comments Seller may have on such Seller Reviewed Returns. Seller shall pay to Buyer any Taxes reflected as due on any Seller Reviewed Returns when such Seller Reviewed Return is filed to the extent such Taxes are Indemnified Taxes.

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(c) Notwithstanding anything to the contrary in this Agreement, all Transfer Taxes shall be borne and paid by Seller or ExchangeCo when due, regardless of the Person liable for such obligations under applicable law or the Person making payment to the applicable Governmental Authority or other third party. Seller and ExchangeCo shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Buyer shall cooperate with respect thereto as necessary).

Section 6.02 Termination of Existing Tax Sharing Agreements. Notwithstanding anything to the contrary in this Agreement, all liabilities, obligations and other rights between any member of the Seller Group, on the one hand, and the Company Group, on the other hand, under any Tax sharing or Tax indemnity agreement in effect prior to the Closing Date (other than this Agreement) shall cease and terminate as of the Closing Date as to all past, present and future taxable periods.

Section 6.03 Tax Indemnification.

(a) Except to the extent treated as a liability in Closing Working Capital or as Closing Indebtedness, Seller and ExchangeCo shall indemnify, jointly and severally, the Company Group, Buyer and their Affiliates from and hold them harmless against:

(i) any Loss attributable to any breach of or inaccuracy in any representation or warranty made in Section 3.25;

(ii) any Loss attributable to any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation of Seller, ExchangeCo or their Affiliates in Article VI;

(iii) all Indemnified Taxes;

(iv) reasonable out-of-pocket fees and expenses attributable to any item described in clause (i), (ii) or (iii).

Seller and ExchangeCo shall pay (x) any such Taxes Seller or ExchangeCo is responsible for which are reportable on a Tax Return due after the Closing Date at the time and in the manner specified in Section 6.01(c), and (y) any other Taxes for which it is responsible to pay under this Section 6.03 upon a determination that Tax is payable or on written demand, whichever is later, subject to Section 6.10. Seller and ExchangeCo shall not be liable for indemnification under this Section 6.03 until the aggregate amount of all Losses in respect of indemnification under this Section 6.03 exceeds Ten Thousand Dollars ($10,000), in which event Seller and ExchangeCo shall be required to pay or be liable for all such Losses from the first dollar. The indemnification provided by Seller and ExchangeCo pursuant to Section 6.03(a) shall not exceed Five Hundred Thousand Dollars ($500,000).

(b) Except to the extent treated as an asset in Closing Working Capital, Buyer shall indemnify the Seller and its Affiliates from and hold them harmless against any Loss attributable to any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation of Buyer or its Affiliates in Article VI. The indemnification provided by Buyer pursuant to Section 6.03(b) shall not exceed Five Hundred Thousand Dollars ($500,000).

Section 6.04 Allocation of Taxes for Straddle Period. All Taxes and Tax liabilities that relate to a Straddle Period shall be allocated to the Pre-Closing Tax Period as follows:

(a) In the case of Taxes (i) based upon, or measured by reference to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, such Taxes shall be deemed equal to the amount which would be payable if the taxable year ended with the Closing Date; and

(b) In the case of other Taxes, such Taxes shall be deemed equal to the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.

Section 6.05 Tax Treatment. Seller, ExchangeCo and Buyer agree that the transactions contemplated hereby related to the MJF Group will be treated for U.S. federal income Tax purposes and applicable state income Tax purposes as a taxable sale by Seller and a purchase by Buyer of the assets of each of the members of the MJF Group.

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Section 6.06 Tax Allocation. Seller, ExchangeCo and Buyer agree that the portion of the Purchase Price allocable to the Membership Interests (and the liabilities of the MJF Group) shall be allocated among the assets of the MJF Group for U.S. federal and applicable state and local income tax purposes as shown on the allocation schedule (the “Allocation Schedule”). A draft of the Allocation Schedule shall be prepared by Buyer and delivered to Seller within 60 days following the Closing Date. If Seller notifies Buyer in writing that Seller objects to one or more items reflected in the Allocation Schedule, Seller and Buyer shall negotiate in good faith to resolve such dispute; provided, however, that if Seller and Buyer are unable to resolve any dispute with respect to the Allocation Schedule within 120 days following the Closing Date, such dispute shall be resolved by the Independent Accountant. The fees and expenses of such accounting firm shall be borne equally by Seller and Buyer. Buyer and Seller shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with the Allocation Schedule. Any adjustments to the Purchase Price pursuant to Section 2.04 related to the MJF Group herein shall be allocated in a manner consistent with the Allocation Schedule.

Section 6.07 Contests.

(a) Each Party will promptly notify the other Party in writing upon receipt by such Party (or any of its Affiliates) of notice of any pending or threatened audit, examination or proceeding by a Governmental Authority in respect of which an indemnity may be sought pursuant to this Article VI (a “Tax Claim”); provided, however, that the failure of such party to give prompt notice shall not relieve the other party of any of its obligations under this Article VI except to the extent the other party can demonstrate actual prejudice as a result of such failure.

(b) Seller (or Affiliate thereof) shall control any Tax Claim related to Consolidated Returns and Taxes of the Company Group to be reported on or related to a Consolidated Return. Seller shall keep Buyer fully and timely informed with respect to the commencement, status and nature of any such Tax Claim related to Taxes of the Company Group. Seller shall, in good faith, allow Buyer to make comments to Seller regarding the conduct of or positions taken in any such proceeding. Buyer shall have the right to consent prior to any settlement with respect to (or abandonment of) any such Tax Claim related to Taxes of the Company Group (provided such consent cannot be unreasonably withheld, conditioned or delayed).

(c) Buyer (or Affiliate thereof) shall control any Tax Claim related to Taxes of the Company Group with respect to a Pre-Closing Tax Period and Straddle Period other than Tax Claims subject to Section 6.07(b). Buyer shall keep Seller fully and timely informed with respect to the commencement, status and nature of any such Tax Claim. Buyer shall, in good faith, allow Seller to make comments to Buyer regarding the conduct of or positions taken in any such proceeding. Seller shall have the right to consent prior to any settlement with respect to (or abandonment of) any such Tax Claim (provided such consent cannot be unreasonably withheld, conditioned, or delayed).

Section 6.08 Cooperation and Exchange of Information. Each of Seller, ExchangeCo and Buyer shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return pursuant to this Article VI or in connection with any audit or proceeding in respect of Taxes of the Company Group. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to ruling or other determinations by tax authorities. Each of Seller, ExchangeCo and Buyer shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Company Group for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods. Prior to transferring, destroying or discarding any Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Company Group for any taxable period beginning before the Closing Date, Seller, ExchangeCo or Buyer (as the case may be) shall provide the other party with reasonable written notice and offer the other party the opportunity to take custody of such materials. Notwithstanding anything to the contrary contained herein, (i) Seller shall not be required to provide Buyer with a copy of, or otherwise disclose the contents of, any Consolidated Return and (ii) Buyer shall not be required to provide Seller or ExchangeCo with a copy of, or otherwise disclose the contents of, any Tax Claim with respect to a combined, consolidated, affiliates, unitary or aggregated Tax Return that includes Buyer or any Affiliate thereof.

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Section 6.09 Tax Treatment of Indemnification Payments. Any indemnification payments pursuant to this Article VI shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

Section 6.10 Payments to Buyer. Any amounts payable to Buyer pursuant to this Article VI (other than amounts described in Section 6.01(c), which shall be paid directly by Seller or ExchangeCo to Buyer) shall be satisfied by Seller or ExchangeCo.

Section 6.11 Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of Section 3.25 and this Article VI shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 60 days.

Section 6.12 Overlap. To the extent that any obligation or responsibility pursuant to Article VIII may overlap with an obligation or responsibility pursuant to this Article VI, the provisions of this Article VI shall govern.

Section 6.13 Transaction Elections. None of the Buyer, any Company Group member or any of their Affiliates shall make any election under Section 338 or Section 336(e) of the Code with respect to the transactions contemplated by this Agreement.

Section 6.14 Closing Date Transactions. All transactions not in the ordinary course of business occurring after the Closing shall be treated for purposes of this Article VI, and, to the extent permitted by Law, for purposes of filing all Tax Returns of the Seller, and the Company Group members, as occurring on the day after the Closing Date, and the Buyer shall be responsible for all Taxes arising from such transactions.

ARTICLE VII
CONDITIONS TO CLOSING

Section 7.01 Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) The filings of Buyer, Seller or ExchangeCo pursuant to the HSR Act or other applicable Law relating to antitrust, competition or foreign investment matters, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.

(b) (i) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof and (ii) there shall be no Action pending, or overtly threatened in writing, by an official of a Governmental Authority in which such Governmental Authority indicates that it intends to challenge or seek to restrain or prohibit the consummation of such transactions, but not including any notice received by a Governmental Authority that pursuant to applicable law such Governmental Authority reserves the right to review the transactions in the future.

(c) Seller or ExchangeCo, as applicable, shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 3.05 of the Disclosure Schedules, in each case, in form and substance reasonably satisfactory to Buyer and Seller, and no such consent, authorization, order and approval shall have been revoked.

(d) Seller has obtained the Required Seller’s Stockholder Vote with respect to the transactions contemplated by this Agreement and the Ancillary Documents, in each case to the extent that stockholder approval is required by Law.

(e) The Merger Transaction has closed prior to the Closing or will close simultaneously with the Closing; provided that the condition set forth in this Section 7.01(e) shall be deemed to be waived in the event that the Merger Transaction has not closed by five (5) Business Days prior to the Outside Date.

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Section 7.02 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a) Other than the representations and warranties of Seller or ExchangeCo contained in Section 3.01, Section 3.02, Section 3.03, Section 3.04, Section 3.05, Section 3.27 and Section 3.28, the representations and warranties of Seller or ExchangeCo contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date, except in each case, or in the aggregate, where the failure to be true and correct would not have a Material Adverse Effect (provided that all “Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Seller or ExchangeCo will be disregarded). The representations and warranties of Seller or ExchangeCo contained in Section 3.01, Section 3.02, Section 3.03, Section 3.04, Section 3.05, Section 3.27 and Section 3.28 shall be true and correct in all but de minimus respects on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date.

(b) Each of Seller and ExchangeCo shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by it prior to or on the Closing Date; provided that, with respect to the requirements of Section 2.03(b), each of Seller and ExchangeCo shall have performed and complied in all respects, and provided further, that with respect to agreements, covenants and conditions that are qualified by materiality, each of Seller and ExchangeCo shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) No Action shall have been commenced against Buyer, Seller, ExchangeCo or the Company Group, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.

(d) All approvals, consents and waivers that are listed on Section 3.05 of the Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Buyer at or prior to the Closing.

(e) From the Interim Balance Sheet Date, there shall not have occurred any Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect.

(f) The Ancillary Documents shall have been executed and delivered by the parties thereto and true and complete copies thereof shall have been delivered to Buyer.

(g) Buyer shall have received resignations of the directors, managers, and officers of the Company Group pursuant to Section 5.05.

(h) At least three (3) Business Days before Closing, Seller shall have delivered to Buyer the Closing Indebtedness Certificate and the Closing Transaction Expenses Certificate.

(i) Seller shall have delivered to Buyer the Estimated Closing Statement contemplated in Section 2.04(a)(ii).

(j) Seller shall have delivered to Buyer a good standing certificate (or its equivalent) for each Company Group member from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which such Company Group member is organized and the various jurisdictions in which such Company Group member is qualified to do business.

(k) Each of Seller and ExchangeCo shall have delivered to Buyer a completed and signed IRS Form W-9.

(l) Seller and ExchangeCo, as applicable, shall have duly executed and delivered the Assignment to Buyer.

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(m) Buyer shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of each of Seller and ExchangeCo, that each of the conditions set forth in Section 7.02(a), Section 7.02(b), Section 7.02(e), Section 7.02(q), Section 7.02(r), Section 7.02(t), Section 7.02(u), Section 7.02(v), Section 7.02(w), Section 7.02(x), Section 7.02(y), and Section 7.02(aa) have been satisfied.

(n) Buyer shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of each of Seller and ExchangeCo certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Seller or ExchangeCo authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(o) Buyer shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of each of Seller and ExchangeCo certifying the names and signatures of the officers of Seller or ExchangeCo authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder.

(p) Buyer, a Subsidiary of Buyer, or the Company Group shall have entered into employment agreements or employment arrangements with up to three (3) key employees who are MJF-Related Employee and who will be identified by Buyer within thirty (30) Business Days after signing of this Agreement (“Key Employees”), in each case in form and substance reasonably satisfactory to Buyer; provided that the condition set forth in this Section 7.02(p) shall be deemed to be waived with respect to a Key Employee if Buyer, a Subsidiary of Buyer, or the Company Group does not offer such Key Employee employment terms that, in the aggregate, are substantially the same as, or superior to, such Key Employee’s employment terms as of the date of this Agreement.

(q) The employees of the AO Group shall not include any Person other than AO Retained Employees or, to the extent determined by Buyer, AO Prospective Employees and the employees of the MJF Group shall not include any Person other than MJF Retained Employees.

(r) At least eighty percent (80%) of the MJF Retained Employees and the AO Retained Employees, in the aggregate, shall be employees of Buyer, a Subsidiary of Buyer, or the Company Group and not have given notice of their intent to terminate their employment; provided that the condition set forth in this Section 7.02(r) shall be deemed to be waived with respect to a MJF Retained Employee or an AO Retained Employee if Buyer, a Subsidiary of Buyer, or the Company Group does not offer such employee employment terms that, in the aggregate, are substantially the same as, or superior to, such employee’s employment terms as of the date of this Agreement.

(s) Each of Seller and ExchangeCo shall have delivered to Buyer such documents or instruments as Buyer reasonably requests and are reasonably necessary to provide evidence that Seller’s or ExchangeCo’s representation and warranty in Section 3.28 is true and correct in all respects.

(t) (i) Each Material Contract between the Commonwealth of Pennsylvania, Department of Health, Medical Marijuana and MJF shall be in full force and effect, (ii) neither a MJF Group member nor the Commonwealth of Pennsylvania, Department of Health, Medical Marijuana shall have provided or received any notice of any intention to terminate or not renew any such Material Contract, (iii) no MJF Group member shall have materially breached any such Material Contract and the Commonwealth of Pennsylvania, Department of Health, Medical Marijuana shall not have alleged any such material breach, and (iv) the Commonwealth of Pennsylvania, Department of Health, Medical Marijuana shall not have revoked or modified in any material way the terms of renewal as expressed in the renewal letter from it to MJF dated January 4, 2023.

(u) (i) Each Material Contract with the State of Utah Department of Technology shall be in full force and effect, (ii) neither a MJF Group member nor the State of Utah Department of Technology shall have provided or received any notice of any intention to terminate or not renew any such Material Contract, and (iii) no MJF Group member shall have materially breached any such Material Contract and the State of Utah Department of Technology shall not have alleged any such material breach.

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(v) Material Contracts constituting no more than 50% of MJF Group’s recurring subscription revenue that is up for renewal between the date of this Agreement and the Closing Date shall have terminated, otherwise ceased to be in full force and effect, or been subject to a notice of termination or non-renewal; provided that, for purposes of this clause (v), any such recurring subscription revenue that has migrated to Buyer or its Subsidiaries shall be deemed not to have terminated, otherwise ceased to be in full force and effect, or been subject to a notice of termination.

(w) As an additional condition with respect to the consummation of the sale and purchase of the Shares contemplated by this Agreement, Material Contracts constituting no more than 50% of AO Group’s recurring subscription revenue that is up for renewal between the date of this Agreement and the Closing Date shall have terminated, otherwise ceased to be in full force and effect, or been subject to a notice of termination or non-renewal; provided that, for purposes of this clause (w), any such recurring subscription revenue that has migrated to Buyer or its Subsidiaries shall be deemed not to have terminated, otherwise ceased to be in full force and effect, or been subject to a notice of termination.

(x) None of the Company Group shall be in breach of or default under (or is alleged to be in breach of or default under) in any material respect any Material Contract, and no event or circumstance shall have occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder.

(y) Neither Seller, MJF Group, nor any of their Affiliates shall have received from the Commonwealth of Pennsylvania or the Commonwealth of Pennsylvania, Department of Health, Medical Marijuana a change request or instruction to provide expanded access to third parties of MJF Group’s software’s API application programming interface (API).

(z) As an additional condition with respect to the consummation of the sale and purchase of the Shares contemplated by this Agreement, Buyer shall have completed and been satisfied, in its reasonable discretion, with its confirmatory due diligence review of each member of AO Group.

(aa) The Company Group shall consist of AO and MJF and shall not include any other Person.

(bb) Each of Seller and ExchangeCo shall have delivered to Buyer such other documents or instruments as Buyer reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

Section 7.03 Conditions to Obligations of Seller and ExchangeCo. The obligations of Seller and ExchangeCo to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller’s waiver, at or prior to the Closing, of each of the following conditions:

(a) Other than the representations and warranties of Buyer contained in Section 4.01, Section 4.02 and Section 4.04, the representations and warranties of Buyer contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date, except in each case, or in the aggregate, where the failure to be true and correct would not have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby on a timely basis (provided that all materiality qualifications limited the scope of the representations and warranties of Buyer will be disregarded). The representations and warranties of Buyer contained in Section 4.01, Section 4.02 and Section 4.04 shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on the Closing Date.

(b) Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by it prior to or on the Closing Date; provided that, with respect to agreements, covenants and conditions that are qualified by materiality, Buyer shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

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(c) No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any material transaction contemplated hereby.

(d) The Ancillary Documents to which Buyer is a party shall have been executed and delivered by Buyer and true and complete copies thereof shall have been delivered to Seller.

(e) Buyer shall have delivered to Seller cash in an amount equal to the Purchase Price by wire transfer of immediately available funds, to an account or accounts designated at least three Business Days prior to the Closing Date by Seller in a written notice to Buyer.

(f) Seller shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

(g) Seller shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(h) Seller shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer certifying the names and signatures of the officers of Buyer authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder.

(i) Buyer shall have delivered to Seller such other documents or instruments as Seller reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

ARTICLE VIII
SURVIVAL AND INDEMNIFICATION

Section 8.01 Survival. All representations and warranties of Seller or ExchangeCo (other than any representations or warranties contained in Section 3.25 (Taxes) which are subject to Article VI) and all covenants and agreements set forth in this Agreement (other than any covenants or agreements contained in Article VI which are subject to Article VI and other than any covenant or agreement set forth in this Agreement that provides for or contemplates performance following the Closing) shall terminate effective as of and shall not survive the Closing. Notwithstanding the foregoing, nothing in this Article VIII or otherwise will operate to limit the right of any party hereto to bring any claim or cause of action against any Person arising out of any Fraud.

Section 8.02 Limited Indemnification. MJF shall indemnify and hold harmless the Seller and its Affiliates with respect to certain matters, and to the extent, set forth on Schedule C hereto.

ARTICLE IX
TERMINATION

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Seller, ExchangeCo and Buyer;

(b) by Buyer by written notice to Seller if:

(i) Buyer is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller or ExchangeCo pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach, inaccuracy or failure has not been cured by Seller or ExchangeCo within ten (10) days of Seller’s receipt of written notice of such breach from Buyer;

(ii) any of the conditions set forth in Section 7.01 or Section 7.02 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by the Outside Date or if the sale and purchase of the Membership Interests contemplated by this Agreement has not been

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consummated by the Outside Date, unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(iii) (A) the Seller’s Stockholders Meeting (including any adjournments and postponements thereof) has been held and completed and Seller’s stockholders have taken a final vote on the Seller Stockholder Matters and (B) the Seller Stockholder Matters have not been approved at the Seller Stockholders Meeting (or any adjournment or postponement thereof) by the Required Seller Stockholder Vote;

(iv) at any time prior to obtaining the Required Seller Stockholder Vote), (A) Seller failed to include the Seller Board Recommendation in the Proxy Statement / Prospectus; (B) Seller’s board of directors shall have made a Seller Board Adverse Recommendation Change; (C) Seller’s board of directors has approved, endorsed or recommended any Acquisition Proposal; (D) Seller has executed or entered into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Proposal; (E) Seller has not held the Seller’s Stockholders Meeting by five (5) Business Days prior to the Outside Date; or (F) Seller or any of its Representatives has willfully and intentionally materially breached the provisions set forth in Section 5.03;

(v) Seller’s board of directors, prior to obtaining the Required Seller’s Stockholder Vote, has determined to make a Seller Board Adverse Change Recommendation under Section 5.14(b) and accept a Superior Offer; or

(vi) if (A) each of the conditions set forth in Section 7.01 and Section 7.03 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), (B) Buyer shall have notified Seller in writing that it is ready, willing and able to consummate the Closing (and Buyer shall not have revoked such notice) and (iii) Seller and ExchangeCo shall have failed to consummate the Closing within five (5) Business Days of such notice.

(c) by Seller by written notice to Buyer if:

(i) Each of Seller and ExchangeCo is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach, inaccuracy or failure has not been cured by Buyer within ten (10) days of Buyer’s receipt of written notice of such breach from Seller; or

(ii) any of the conditions set forth in Section 7.01 or Section 7.03 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by the Outside Date or if the sale and purchase of the Membership Interests contemplated by this Agreement has not been consummated by the Outside Date, unless such failure shall be due to the failure of Seller or ExchangeCo to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(iii) Seller’s board of directors, prior to obtaining the Required Seller’s Stockholder Vote, has determined to make a Seller Board Adverse Change Recommendation under Section 5.14(b) and accept a Superior Offer; or

(d) by Buyer or Seller in the event that (i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

The party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

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Section 9.02 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article IX, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

(a) this Article IX and Section 5.06 and Article X shall survive the termination of this Agreement and shall remain in full force and effect; and

(b) that nothing herein shall relieve any party hereto from liability for any material breach of any provision hereof or for Fraud.

Section 9.03 Termination Fee and Expenses. If this Agreement is terminated by Buyer pursuant to Section 9.01(b)(iii), (iv), (v) or (vi) or by Seller pursuant to Section 9.01(c)(iii), then Seller shall:

(a) pay to Buyer a nonrefundable fee in an amount equal to $290,000 within 10 Business Days after such termination (in the case of termination by Buyer) or concurrent with such termination (in the case of termination by Seller) by wire transfer of same-day funds; and

(b) reimburse Buyer for up to a maximum of $60,000 of reasonable fees and expenses incurred by Buyer in connection with this Agreement, the Ancillary Documents, and the transactions contemplated hereby and thereby within 10 Business Days after the date on which Buyer submits to Seller true and correct copies of reasonable documentation supporting such fees and expenses by wire transfer of same-day funds.

If Seller fails to pay when due any amount payable by Seller under this Section 9.03, then (a) Seller shall reimburse Buyer for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Buyer of its rights under this Section 9.03, and (b) Seller shall pay to Buyer interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Buyer in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

Seller acknowledges that (i) the agreements contained in this Section 9.03 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Buyer would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.03 is not a penalty but rather is liquidated damages in a reasonable amount that will compensate Buyer in the circumstances in which such amount is payable.

ARTICLE X
MISCELLANEOUS

Section 10.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 10.02 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

If to Seller or ExchangeCo:	Akerna Corp. 1550 Larimer St., #246 Denver, Colorado 80202 E-mail: jlb@akerna.com Attention: Jessica Billinglsey, Chief Executive Officer

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with a copy to:

Dorsey & Whitney LLP
Suite 1500, 50 South Sixth Street
Minneapolis, MN 55402-1498
Facsimile: 612.465.4217
E-mail: Brenkert.Jason@dorsey.com;
Bercaw.Chris@dorsey.com
Attention: Jason Brenkert and C. Christopher Bercaw

If to Buyer:	MJ Acquisition Corp. 16192 Coastal Highway Lewes, DE 19958 Attn: Chief Executive Officer
with a copy to:	PremierCounsel, LLP 201 Spear Street, Suite 1100 San Francisco, CA 94105 Attention: William Kushner Email: wkushner@premiercounsel.com

Section 10.03 Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 10.04 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 10.05 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 5.07(e), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 10.06 Entire Agreement. This Agreement and the Ancillary Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Documents, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 10.07 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that prior to the Closing Date, Buyer may, without the prior written consent of Seller or ExchangeCo, assign all or any portion of its rights under this Agreement to one or more of its or its parent’s direct or indirect wholly-owned subsidiaries. No assignment shall relieve the assigning party of any of its obligations hereunder.

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Section 10.08 No Third-party Beneficiaries. Except as provided in Section 6.03 and Article VIII, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.09 Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 10.10 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

(b) ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY SHALL BE INSTITUTED IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE DOES NOT HAVE JURISDICTION, ANOTHER STATE COURT LOCATED WITHIN THE STATE OF DELAWARE OR, IF NO STATE COURT LOCATED WITHIN THE STATE OF DELAWARE HAS JURISDICTION, THE FEDERAL DISTRICT COURT FOR THE DISTRICT OF DELAWARE), AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT, THE ASSIGNMENTS OR THE OTHER ANCILLARY DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ASSIGNMENTS, THE OTHER ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.10(c).

Section 10.11 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof (without any requirement to post bond), in addition to any other remedy to which they are entitled at law or in equity.

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Section 10.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 10.13 Disclosure Schedules. All section headings in the Disclosure Schedules correspond to the sections of this Agreement. Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedules shall have the respective meanings assigned to such terms in this Agreement. Certain information set forth in the Disclosure Schedules is included solely for informational purposes, and may not be required to be disclosed pursuant to this Agreement. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or acknowledgement by Seller or ExchangeCo that in and of itself, such information is material to or outside the ordinary course of business. No disclosure in the Disclosure Schedules shall be deemed to create any rights in any third party.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AKERNA CORP.
By:	/s/ Jessica Billingsley
Name:	Jessica Billingsley
Title:	Chief Executive Officer
AKERNA CANADA AMPLE EXCHANGE INC.
By:	/s/ Jessica Billingsley
Name:	Jessica Billingsley
Title:	Chief Executive Officer
MJ ACQUISITION CORP.
By:	/s/ Scott Ogur
Name:	Scott Ogur
Title:	Authorized Representative

Annex B-63

Annex C

FORM OF CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

AKERNA CORP.

(a Delaware corporation)

REVERSE STOCK SPLIT

Akerna Corp. (the “Company”), a company organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.      Upon the effectiveness of this Certificate of Amendment pursuant to the DGCL, Article IV of the Certificate of Incorporation is hereby amended by adding the following paragraph following all current paragraphs:

2.      Effective immediately upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware (such time, the “Effective Time”), every [insert number ranging from five (5) to twenty (20),] shares of Common Stock outstanding immediately prior to the Effective Time (such shares, the “Old Common Stock”) shall automatically without further action on the part of the Company be combined into one (1) fully paid and nonassessable share of Common Stock (the “New Common Stock”), subject to the treatment of fractional shares described below. From and after the Effective Time, certificates representing the Old Common Stock shall, without the necessity of presenting the same for exchange, represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment. There shall be no fractional shares issued. Stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares of Common Stock not evenly divisible by [insert number ranging from five (5) to twenty (20),], will be entitled to rounding up of their fractional share to the nearest whole share.”

3.      The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation, as amended, to be executed and acknowledged by its duly appointed officer as of this day of             , 2023.

By:
Name:
Title:

Annex C-1

Annex D

FORM OF CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

AKERNA CORP.

(a Delaware corporation)

AUTHORIZED SHARE INCREASE

Akerna Corp. (the “Company”), a company organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.   Upon the effectiveness of this Certificate of Amendment pursuant to the DGCL, Article IV of the Certificate of Incorporation is hereby amended to read in its entirety as follows:

is hereby amended to read in its entirety as follows:

“FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 305,000,000, of which 300,000,000 shares shall be common stock of the par value $0.0001 per share (“Common Stock”) and 5,000,000 shares shall be preferred stock of the par value of $0.0001 per share (“Preferred Stock”).

A. Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the DGCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B. Common Stock. (1) Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

(2) Subject to the prior rights of all classes or series of stock at the time outstanding having prior rights as to dividends or other distributions, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions in cash, property, or stock as may be declared on the Common Stock by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in all such dividends and other distributions.

(3) Subject to the prior rights of creditors of the Corporation and the holders of all classes or series of stock at the time outstanding having prior rights as to distributions upon liquidation, dissolution or winding up of the Corporation, in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of shares of Common Stock shall be entitled to receive their ratable and proportionate share of the remaining assets of the Corporation.

(4) No holder of shares of Common Stock shall have cumulative voting rights.

Annex D-1

(5) No holder of shares of Common Stock shall be entitled to preemptive or subscription rights pursuant to this Amended and Restated Certificate of Incorporation.

C. Power to Sell and Purchase Shares. Subject to the requirements of applicable law, the Corporation shall have the power to issue and sell all or any part of any shares of any class of stock herein or hereafter authorized to such persons, and for such consideration and for such corporate purposes, as the Board of Directors shall from time to time, in its discretion, determine, whether or not greater consideration could be received upon the issue or sale of the same number of shares of another class, and as otherwise permitted by law. Subject to the requirements of applicable law, the Corporation shall have the power to purchase any shares of any class of stock herein or hereafter authorized from such persons, and for such consideration and for such corporate purposes, as the Board of Directors shall from time to time, in its discretion, determine, whether or not less consideration could be paid upon the purchase of the same number of shares of another class, and as otherwise permitted by law.”

2.   The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation, as amended, to be executed and acknowledged by its duly appointed officer as of this day of             , 2023.

Annex D-2

Annex E

FORM OF CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

AKERNA CORP.

(a Delaware corporation)

NAME CHANGE

Akerna Corp. (the “Company”), a company organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.   Upon the effectiveness of this Certificate of Amendment pursuant to the DGCL, Article I of the Certificate of Incorporation is hereby amended to read in its entirety as follows:

“FIRST: The name of the corporation is Gryphon Digital Mining Inc. (hereinafter sometimes referred to as the “Corporation”).

2.   The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation, as amended, to be executed and acknowledged by its duly appointed officer as of this              day of             , 2023.

Annex E-1

Annex F

2023 PLAN
Akerna Corp.
2023 OMNIBUS INCENTIVE PLAN

1. General.

1.1 Purpose. The purposes of this Plan are to attract and retain the best available personnel for the Company and its Affiliates, to provide additional incentives to such personnel and to promote the success of the business of the Company and its Affiliates. Capitalized terms not defined in the text are defined in Section 16.

1.2 Available Grants. The Plan provides for the grant of the following Grants: (a) Incentive Stock Options, (b) Nonstatutory Stock Options, (c) Stock Appreciation Rights, (d) Restricted Stock Grants, (e) Restricted Stock Unit Grants, (f) Performance Grants, and (g) Other Grants.

2. Shares Subject to the Plan.

2.1 Number of Shares Available. Subject to any Capitalization Adjustment and the automatic increase in Section 2.2 and any other applicable provisions in the Plan, the total number of Shares reserved and available for issuance pursuant to this Plan will not exceed [15%] Shares (the “Share Reserve”).

2.2 Automatic Share Reserve Increase. The Share Reserve will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1, 2023 and ending on (and including) January 1, 2032 by the lesser of (a) [5]% of the total number of the shares of Common Stock outstanding on December 31st of the immediately preceding calendar year, and (b) such number of Shares determined by the Board.

2.3 Share Recycling. Following the Effective Date, any Shares subject to an outstanding Grant or any portion thereof granted under the Plan will be returned to the Share Reserve and will be available for issuance in connection with subsequent Grants under this Plan to the extent: (a) such Grant (or such portion) are cancelled, forfeited, or settled in cash; (b) such Shares are used to pay the Exercise Price of such Grant (or such portion) or any Tax-Related Items arising in connection with vesting, exercise or settlement of such Grant (or such portion); (c) such Grant (or such portion) are surrendered pursuant to an Exchange Program; (d) such Grant (or such portion) expire by their terms at any time; or (e) such Grant (or such portion) or such Shares are reacquired by the Company pursuant to a forfeiture provision or repurchase right by the Company (“Returning Shares”). Accordingly, the Share Reserve is a limitation on the number of Shares that may be issued pursuant to the Plan and does not limit the granting of Grants, since Returning Shares can be granted subject to Grants more than once. Shares subject to Substitute Grants (as defined in Section 13.2) will not be deducted from the Share Reserve; provided that (i) Substitute Grants issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as Incentive Stock Options shall be counted against the Incentive Stock Option Limit, and (ii) Shares subject to any Substitute Grant may not be returned to the Share Reserve as Returning Shares.

2.4 Incentive Stock Option Limit. Subject to the provisions relating to Capitalization Adjustments, the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options is [15%] Shares (the “Incentive Stock Option Limit”).

2.5 Adjustment of Shares. After the Effective Date, if the number of outstanding Shares is changed or the value of the Shares is otherwise affected by a stock dividend, extraordinary dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend) recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off or similar change in the capital structure of the Company or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto), without consideration (a “Capitalization Adjustment”), then (a) the maximum number and class of Shares or type of security reserved for issuance and future grant from the Share Reserve set forth in Section 2.1, including Returning Shares, (b) the Exercise Price, Purchase Price, and number and class of Shares or type of security subject to outstanding Grants, and (c) the number and class of Shares subject to the Incentive Stock Option Limit set forth in Section 2.4, will be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with Applicable Laws; provided that fractions of a Share will not be issued.

Annex F-1

2.6 Source of Shares; Use of Proceeds. The Shares issuable under the Plan will be authorized but unissued or forfeited shares, treasury shares or shares reacquired by the Company in any manner. At all times the Company will reserve and keep available a sufficient number of Shares as are reasonably required to satisfy the requirements of all Grants granted and outstanding under this Plan. Proceeds from the sale of Shares pursuant to Grants will constitute general funds of the Company.

3. Eligibility.

3.1 General. Incentive Stock Options may be granted only to Employees of the Company, any Parent and any Subsidiary. All other Grants may be granted to Employees, Consultants and Directors, provided such Consultants and Directors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction.

3.2 Limitation on Grants to Non-Employee Directors. The maximum number of Shares subject to Grants (and of cash subject to cash-settled Grants) granted under the Plan or otherwise during any one calendar year to any Non-Employee Director for service on the Board, taken together with any cash fees paid by the Company to such Non-Employee Director during such calendar year for service on the Board, will not exceed $[1,000,000] in total value (calculating the value of any such Grants based on the grant date fair value of such Grants for financial reporting purposes).

4. Options and Stock Appreciation Rights.

Each Option or Stock Appreciation Right will be in such form and will contain such terms and conditions as the Committee deems appropriate. Each Stock Appreciation Right will be denominated in Share equivalents. The provisions of separate Options or Stock Appreciation Rights need not be identical; provided, however, that each Grant Agreement will conform (through incorporation of provisions hereof by reference in the applicable Grant Agreement or otherwise) to the substance of each of the following provisions.

4.1 Type of Option Grant. All Options will be separately designated as Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for Shares purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under Applicable Law, then the Option (or portion thereof) will be a Nonstatutory Stock Option.

4.2 Exercise Period; Term. Options and Stock Appreciation Rights may be exercisable within the times or upon the events determined by the Committee and as set forth in the Grant Agreement governing such Grant. No Option or Stock Appreciation Right will be exercisable after the expiration of ten (10) years from the date the Option or Stock Appreciation Right is granted, or such shorter period specified in the Grant Agreement. In addition, in the case of an Incentive Stock Option granted to a person who, at the time the Incentive Stock Option is granted, directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Parent or Subsidiary (“Ten Percent Holder”), such Option may not be exercisable after the expiration of five (5) years from the date the Incentive Stock Option is granted. The Committee also may provide for Options or Stock Appreciation Rights to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.

4.3 Exercise Price. The Exercise Price of an Option or Stock Appreciation Right will be such price as is determined by the Committee and set forth in the Grant Agreement; provided that (a) in the case of an Incentive Stock Option (i) granted to a Ten Percent Holder, the Exercise Price will be no less than one hundred ten percent (110%) of the Fair Market Value on the date of grant and (ii) granted to any other Employee, the Exercise Price will be no less than one hundred percent (100%) of the Fair Market Value on the date of grant, and (b) in the case of a Nonstatutory Stock Option or Stock Appreciation Right, the Exercise Price will be such price as is determined by the Committee, provided that, if the Exercise Price is less than one hundred percent (100%) of the Fair Market Value on the date of grant, it will otherwise be intended to comply with all Applicable Laws, including Section 409A of the Code. Notwithstanding the foregoing, an Option or Stock Appreciation Right may be granted with an Exercise Price lower than one hundred percent (100%) of the Fair Market Value in connection with an assumption of or substitution for another award as provided in Section 13.2 of the Plan.

Annex F-2

4.4 Method of Exercise. An Option or Stock Appreciation Right will be deemed exercised only when the Company receives: (a) notice of exercise (in such form as the Plan Administrator may specify from time to time, including via electronic execution through an authorized third-party administrator) from the person entitled to exercise the Option or Stock Appreciation Right; (b) in the case of an Option, full payment of the applicable Exercise Price in accordance with Section 9 of the Plan and the applicable Grant Agreement, and (c) payment of applicable Tax Related Items, as determined by the Plan Administrator. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except in connection with a Capitalization Adjustment. Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

4.5 Settlement of a Stock Appreciation Right. Upon exercise of a Stock Appreciation Right, a Grantee will be entitled to receive payment from the Company in an amount determined by multiplying (a) the difference between the Fair Market Value of a Share on the date of exercise over the Exercise Price, by (b) the number of Shares with respect to which the Stock Appreciation Right is exercised. At the discretion of the Committee, the payment from the Company for the Stock Appreciation Right exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

4.6 Post-Termination Exercise Period. Unless explicitly provided otherwise in a Grantee’s Grant Agreement, if a Grantee’s Continuous Service Status is terminated, the Grantee (or his or her legal representative, in the case of death) may exercise his or her Option or Stock Appreciation Right (to the extent such Grant was exercisable on the termination date) within the following period of time following the termination of the Grantee’s Continuous Service Status:

(a) three (3) months following a termination of a Grantee’s Continuous Service Status by the Company or any Parent or Subsidiary without Cause or by the Grantee for any reason (other than due to death or Disability);

(b) six (6) months following a termination due to the Grantee’s Disability;

(c) twelve (12) months following a termination due to the Grantee’s death; and

(d) twelve (12) months following the Grantee’s death, if such death occurs following the date of such termination but during the period such Grant is otherwise exercisable (as provided in clauses (a) or (b) above).

Following the termination date, to the extent the Grantee does not exercise such Grant within the applicable post-termination exercise period (or, if earlier, prior to the expiration of the maximum term of such Grant), such unexercised portion of the Grant will terminate, and the Grantee will have no further right, title or interest in the terminated Grant.

4.7 Termination for Cause. Except as otherwise provided in the Grant Agreement, if a Grantee’s Continuous Service Status is terminated by the Company or any Parent or Subsidiary for Cause, the Grantee’s Options or Stock Appreciation Rights will terminate and be forfeited immediately upon such Grantee’s termination of Continuous Service Status, and the Grantee will be prohibited from exercising any portion (including any vested portion) of such Grants on and after the date of such termination of Continuous Service Status. If a Grantee’s Continuous Service Status is suspended pending an investigation of whether the Grantee’s Continuous Service Status will be terminated for Cause, all of the Grantee’s rights under any Option or Stock Appreciation Right, including the right to exercise such Grants, shall be suspended during the investigation period.

4.8 Automatic Extension of Termination Date. Except as otherwise provided in the Grant Agreement, if a Grantee’s Continuous Service Status terminates for any reason other than for Cause and, at any time during the last thirty (30) days of the applicable post-termination exercise period: (i) the exercise of the Grantee’s Option or Stock Appreciation Right would be prohibited solely because the issuance of Shares upon such exercise would violate Applicable Law, or (ii) the immediate sale of any Shares issued upon such exercise would violate the Trading Policy, then the applicable post-termination exercise period will be extended to the last day of the calendar month that commences following the date the Grant would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions; provided, however, that in no event may such Grant be exercised after the expiration of its maximum term.

Annex F-3

4.9 Non-Exempt Employees. If an Option or Stock Appreciation Right is granted to an Employee who is a non-exempt employee for purposes of the U.S. Fair Labor Standards Act of 1938, as amended, the Option or Stock Appreciation Right will not be first exercisable for any Shares until at least six months following the date of grant of the Option or Stock Appreciation Right (although the Grant may vest prior to such date). Notwithstanding the foregoing, in accordance with the provisions of the U.S. Worker Economic Opportunity Act, any vested portion of such Grant may be exercised earlier than six months following the date of grant of such Grant in the event of (i) such Grantee’s death or Disability, (ii) a Change in Control in which such Grant is not assumed, continued or substituted, or (iii) such Grantee’s retirement (as such term may be defined in the Grant Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or Stock Appreciation Right will be exempt from his or her regular rate of pay.

4.10 Limitations on Exercise. Options and Stock Appreciation Rights may be exercised only with respect to whole Shares. The Plan Administrator may also specify a reasonable minimum number of Shares that may be purchased on any exercise of an Option or Stock Appreciation Right, provided that such minimum number will not prevent Grantee from exercising the Option or Stock Appreciation Right for the full number of Shares for which it is then exercisable. The Committee may, or may authorize the Plan Administrator to, prohibit the exercise of any Option or Stock Appreciation Right during a period of up to thirty (30) days prior to the consummation of any pending Capitalization Adjustment or Change in Control, or any other change affecting the Shares or the Fair Market Value, for reasons of administrative convenience.

4.11 Limitations on Incentive Stock Options. To the extent that the aggregate Fair Market Value of Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary of the Company) exceeds One Hundred Thousand Dollars ($100,000), such excess Options will be treated as Nonstatutory Stock Options. For this purpose, Incentive Stock Options will be taken into account in the order in which they were granted, and the Fair Market Value of the Shares subject to an Incentive Stock Option will be determined as of the date of the grant of such Option.

4.12 Modification, Extension or Renewal. Without stockholder approval, the Committee may modify, extend or renew outstanding Options or Stock Appreciation Rights, and authorize the grant of new Options or Stock Appreciation Rights in substitution therefor, including in connection with an Exchange Program. Any such action may not, without the written consent of a Grantee, materially impair any of such Grantee’s rights under any Grant previously granted, except that the Committee may reduce the Exercise Price of an outstanding Option or Stock Appreciation Right without the consent of a Grantee by a written notice (notwithstanding any adverse tax consequences to the Grantee arising from the repricing); provided, however, that the Exercise Price may not be reduced below the Fair Market Value on the date the action is taken to reduce the Exercise Price. Any outstanding Incentive Stock Option that is modified, extended, renewed or otherwise altered will be treated in accordance with Section 424(h) of the Code.

5. Restricted Stock Grants.

A Restricted Stock Grant is an offer by the Company to sell or issue (with no payment required, unless explicitly provided otherwise in a Grantee’s Grant Agreement) Shares to a Grantee that are subject to certain specified restrictions (“Restricted Stock”). Each Restricted Stock Grant will be in such form and will contain such terms and conditions as the Committee will deem appropriate. The terms and conditions of Restricted Stock Grants may change from time to time, and the terms and conditions of separate Grant Agreements need not be identical, but each Grant Agreement will conform to (through incorporation of the provisions hereof by reference in the applicable Grant Agreement or otherwise) the substance of each of the following provisions.

5.1 Acceptance Procedures. Except as otherwise provided in a Grant Agreement, a Restricted Stock Grant will be accepted by the Grantee’s execution and delivery of the Grant Agreement and full payment of the Purchase Price for the Shares to the Company (if applicable) within thirty (30) days from the date the Grant Agreement is delivered to the Grantee. If the Grantee does not execute and deliver the Grant Agreement along with full payment for the Shares (if applicable) to the Company within such thirty (30) days, then the offer will terminate, unless otherwise determined by the Committee.

5.2 Purchase Price. The Purchase Price for Shares issued pursuant to a Restricted Stock Grant, if any, will be determined by the Committee on the date the Restricted Stock Grant is granted and, if permitted by Applicable Law, no cash consideration will be required in connection with the payment for the Purchase Price where the Committee provides that payment shall be in the form of services previously rendered. Payment of the Purchase Price shall be made in accordance with Section 9 of the Plan and the applicable Grant Agreement.

Annex F-4

5.3 Dividends and Other Distributions. Grantees holding Restricted Stock Grants will be entitled to receive all dividends and other distributions paid with respect to such Shares, unless the Committee provides otherwise at the time the Grant is granted. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Restricted Stock Grants with respect to which they were paid, unless the Committee provides otherwise at the time the Grant is granted.

6. Restricted Stock Unit Grants.

An RSU Grant is a Grant covering a number of Shares that may be settled in cash, or by issuance of those Shares at a date in the future. Each RSU Grant will be in such form and will contain such terms and conditions as the Committee will deem appropriate. The terms and conditions of RSU Grants may change from time to time, and the terms and conditions of separate Grant Agreements need not be identical, but each RSU Grant will conform to (through incorporation of the provisions hereof by reference in the Grant Agreement or otherwise) the substance of each of the following provisions.

6.1 Purchase Price. Unless otherwise determined by the Committee, no Purchase Price shall apply to an RSU settled in Shares. Payment of a Purchase Price, if any, shall be made in accordance with Section 9 of the Plan and the applicable Grant Agreement.

6.2 Form and Timing of Settlement. Payment of vested RSUs shall be made as soon as practicable after the date(s) determined by the Committee and set forth in the Grant Agreement. The Committee, in its sole discretion, may settle vested RSUs in cash, Shares, or a combination of both.

6.3 Dividend Equivalent Rights. The Committee may permit Grantees holding RSUs to receive Dividend Equivalent Rights on outstanding RSUs if and when dividends are paid to stockholders on Shares. In the discretion of the Committee, such Dividend Equivalent Rights may be paid in cash or Shares, and may either be paid at the same time as dividend payments are made to stockholders or delayed until Shares are issued pursuant to the underlying RSUs, and may be subject to the same vesting or performance requirements as the RSUs. If the Committee permits Dividend Equivalent Rights to be made on RSUs, the terms and conditions for such Dividend Equivalent Rights will be set forth in the applicable Grant Agreement.

7. Performance Grants.

7.1 Types of Performance Grants. A Performance Grant is a Grant that may be granted, may vest or may become eligible to vest contingent upon the attainment during a Performance Period of certain Performance Goals. Performance Grants may be granted as Options, Stock Appreciation Rights, Restricted Stock, RSUs or Other Grants, including cash-based Grants.

7.2 Terms of Performance Grants. Performance Grants will be based on the attainment of Performance Goals that are established by the Committee for the relevant Performance Period. Prior to the grant of any Performance Grant, the Committee will determine and each Grant Agreement shall set forth the terms of each Performance Grant, including, without limitation: (a) the nature, length and starting date of any Performance Period; (b) the Performance Criteria and Performance Goals that shall be used to determine the time and extent to which a Performance Grant has been earned; (c) amount of any cash bonus, or the number of Shares deemed subject to a Performance Grant, and (d) the effect of a termination of Grantee’s Continuous Service Status on a Performance Grant. Grantees may participate simultaneously with respect to Performance Grants that are subject to different Performance Periods and Performance Goals. A Performance Grant may but need not require the Grantee’s completion of a specified period of service.

7.3 Determination of Achievement. The Committee shall determine the extent to which a Performance Grant has been earned in its sole discretion, including the manner of calculating the Performance Criteria and the measure of whether and to what degree such Performance Goals have been attained. The Committee may reduce or waive any criteria with respect to a Performance Goal, or adjust a Performance Goal (or method of calculating the attainment of a Performance Goal) to take into account unanticipated events, including changes in law and accounting or tax rules, as the Committee deems necessary or appropriate, or to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships. The Committee may also adjust or eliminate the compensation or economic benefit due upon attainment of Performance Goals in its sole discretion, subject to any limitations contained in the Grant Agreement and compliance with Applicable Law.

Annex F-5

8. Other Grants.

Other forms of Grants valued in whole or in part by reference to, or otherwise based on, Shares, including the appreciation in value thereof may be granted either alone or in addition to other Grants provided for in the Plan. Subject to the provisions of the Plan and Applicable Law, the Committee may determine the persons to whom and the time or times at which such Other Grants will be granted, the number of Shares (or the cash equivalent thereof) to be granted pursuant to such Other Grants and all other terms and conditions of such Other Grants.

9. Payment for Purchases and Exercises.

Payment from a Grantee for Shares acquired pursuant to this Plan may be made in cash or cash equivalents or, where approved for the Grantee by the Committee and where permitted by Applicable Law (and to the extent not otherwise set forth in the applicable Grant Agreement):

(a) by cancellation of indebtedness of the Company owed to the Grantee;

(b) by surrender of Shares held by the Grantee that are clear of all liens, claims, encumbrances or security interests and that have a Fair Market Value on the date of surrender equal to the aggregate payment required;

(c) by waiver of compensation due or accrued to the Grantee for services rendered or to be rendered to the Company or an Affiliate;

(d) by consideration received by the Company pursuant to a broker-assisted or other form of cashless exercise program implemented by the Plan Administrator in connection with the Plan;

(e) by the Company withholding otherwise deliverable Shares having a Fair Market Value on the date of withholding equal to the aggregate payment required;

(f) by any combination of the foregoing; or

(g) by any other method of payment as is permitted by Applicable Law.

The Committee or the Plan Administrator may limit the availability of any method of payment, to the extent the Committee or the Plan Administrator determines, in its discretion, that such limitation is necessary or advisable to comply with Applicable Law or facilitate the administration of the Plan. Payment of any Purchase Price or Exercise Price shall be made in accordance with any procedures established by the Plan Administrator.

10. Taxes.

10.1 Responsibility for Taxes. Regardless of any action taken by the Company or any Affiliate, the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account, employment tax, stamp tax or other tax-related items related to the Grantee’s participation in the Plan and legally applicable to the Grantee, including any employer liability for which the Grantee is liable (the “Tax-Related Items”) is the Grantee’s responsibility and may exceed the amount, if any, withheld by the Company or an Affiliate. If the Grantee is subject to Tax-Related Items in more than one jurisdiction, the Company or an Affiliate may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

10.2 Withholding Methods. Unless otherwise provided in the Grantee’s Grant Agreement, the Committee, or its delegate(s), as permitted by Applicable Law, in its sole discretion and pursuant to such procedures as it may specify from time to time and subject to limitations of Applicable Law, may require or permit a Grantee to satisfy any applicable withholding obligations for Tax-Related Items, in whole or in part by (without limitation) (a) requiring the Grantee to make a cash payment, (b) withholding from the Grantee’s wages or other cash compensation paid to the Grantee by the Company or any Affiliate; (c) withholding from the Shares otherwise issuable pursuant to a Grant; (d) permitting the Grantee to deliver to the Company already-owned Shares or (e) withholding from the proceeds of the sale of otherwise deliverable Shares acquired pursuant to a Grant either through a voluntary sale or through a mandatory sale arranged by the Company. By adoption of the Plan, the Committee delegates to the Plan Administrator the authority to adopt policies and procedures, in consultation with the Company’s tax accountants and legal advisors, to determine the Fair Market Value of the Shares solely for purposes of withholding and reporting Tax-Related Items related to Grants granted under the Plan.

Annex F-6

10.3 Withholding Tax Rates. The Company or an Affiliate may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates, including up to the maximum applicable rate in the Grantee’s jurisdiction. If the obligation for Tax-Related Items is satisfied by withholding a number of Shares, for tax purposes, a Grantee is deemed to have been issued the full number of Shares, notwithstanding that a number of the Shares is held back solely for the purpose of paying the Tax-Related Items. In the event the Company withholds less than it is obligated to withhold in connection with a Grant, the Grantee will indemnify and hold the Company harmless from any liability for Tax-Related Items.

11. Restrictions on Grants and Shares.

11.1 Transferability of Grants. Except as expressly provided in the Plan or an applicable Grant Agreement, or otherwise determined by the Committee or the Plan Administrator, Grants granted under the Plan will not be transferable or assignable by the Grantee, other than by will or by the laws of descent and distribution. Any Options, Stock Appreciation Rights or Other Grants that are exercisable may only be exercised: (a) during the Grantee’s lifetime only by (i) the Grantee, or (ii) the Grantee’s guardian or legal representative; (b) after the Grantee’s death, by the legal representative of the Grantee’s heirs or legatees. The Committee or the Plan Administrator may permit transfer of Grants in a manner that is not prohibited by Applicable Law.

11.2 Stockholder Rights. No Grantee will have any of the rights of a stockholder with respect to any Shares until the Shares are issued to the Grantee, except for any Dividend Equivalent Rights or other dividend rights permitted by an applicable Grant Agreement. After Shares are issued to the Grantee, the Grantee will be a stockholder and have all the rights of a stockholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares, subject to any repurchase or forfeiture provisions in any Restricted Stock Grant, the terms of the Trading Policy, and Applicable Law.

11.3 Escrow; Pledge of Shares. To enforce any restrictions on a Grantee’s Shares, the Committee may require the Grantee to deposit all written or electronic certificate(s) representing Shares, together with stock powers or other instruments of transfer approved by the Plan Administrator, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated, and the Plan Administrator may cause a legend or legends referencing such restrictions to be placed on the certificate(s). Any Grantee who is permitted to execute a promissory note as partial or full consideration for the purchase of Shares under this Plan may be required to pledge and deposit with the Company all or part of the Shares so purchased as collateral to secure the payment of Grantee’s obligation to the Company under the promissory note.

11.4 Exchange and Buyout of Grants. Without prior stockholder approval, the Committee may conduct an Exchange Program, subject to consent of an affected Grantee (unless not required in connection with a repricing pursuant to Section 4.12 of the Plan, or under the terms of a Grant Agreement) and compliance with Applicable Law.

11.5 Conditions Upon Issuance of Shares; Securities Matters. The Company will be under no obligation to affect the registration pursuant to the Securities Act of any Shares to be issued hereunder or to effect similar compliance under any state, local or non-U.S. laws. Notwithstanding any other provision of the Plan or any Grant Agreement, the Company will not be obligated, and will have no liability for failure, to issue or deliver any Shares under the Plan unless such issuance or delivery would comply with Applicable Laws, with such compliance determined by the Company in consultation with its legal counsel. The Plan Administrator may require, as a condition to the issuance of Shares pursuant to the terms hereof, that the recipient of such Shares make such covenants, agreements and representations, and that any related certificates representing such Shares bear such legends, as the Plan Administrator, in its sole discretion, deems necessary or desirable. The exercise or settlement of any Grant granted hereunder will only be effective at such time as counsel to the Company shall have determined that the issuance and delivery of Shares pursuant to such exercise or settlement is in compliance with all Applicable Laws. The Company may, in its sole discretion, defer the effectiveness of any exercise or settlement of a Grant granted hereunder in order to allow the issuance of Shares pursuant thereto to be made pursuant to registration or an exemption from registration or other methods for compliance available under U.S. federal, state, local or non-U.S. securities laws. The Company will inform the Grantee in writing of its decision to defer the effectiveness of the exercise or settlement of a Grant granted hereunder. During the period that the effectiveness of the exercise of a Grant has been deferred, the Grantee may, by written notice, withdraw such exercise and obtain the refund of any amount paid with respect thereto.

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11.6 Clawback/Recovery Policy. All Grants granted under the Plan will be subject to clawback or recoupment under any clawback or recoupment policy (and any amendments thereto) adopted by the Board or the Committee or required by Applicable Law during the term of Grantee’s employment or other service with the Company that is applicable to Officers, Employees, Directors or other service providers of the Company, regardless of whether such adoption (or amendment) is before or after the date the applicable Grant is granted. In addition, the Committee may impose such other clawback, recovery or recoupment provisions in a Grant Agreement as the Committee determines necessary or appropriate. No recovery of compensation under such a clawback or recoupment policy will be an event giving rise to a right to voluntarily terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan or agreement with the Company.

12. General Provisions Applicable to Grants.

12.1 Vesting. The total number of Shares subject to a Grant may vest in periodic installments that may or may not be equal. The Committee may impose such restrictions on or conditions to the vesting and/or exercisability of a Grant as determined by the Committee, and which may vary.

12.2 Termination of Continuous Service Status. Except as otherwise provided in the applicable Grant Agreement or as determined by the Committee, if a Grantee’s Continuous Service Status terminates for any reason, vesting of a Grant will cease and such portion of a Grant that has not vested will be forfeited, and the Grantee will have no further right, title or interest in any then-unvested portion of the Grant. In addition, the Company may receive through a forfeiture condition or a repurchase right any or all of the Shares held by the Grantee under a Restricted Stock Grant that have not vested as of the date of such termination, subject to the terms of the applicable Grant Agreement.

12.3 No Employment or Other Service Rights. Nothing in this Plan or any Grant granted under this Plan will confer or be deemed to confer on any Grantee any right to continue in the employ of, or to continue any other relationship with, the Company or an Affiliate or limit in any way the right of the Company or an Affiliate to terminate Grantee’s employment or other relationship at any time. Furthermore, to the extent the Company is not the employer of a Grantee, the grant of a Grant will not establish or amend an employment or other service relationship between the Company and the Grantee. Nothing in the Plan or any Grant will constitute any promise or commitment by the Company or an Affiliate regarding future work assignments, future compensation or any other term or condition of employment or service.

12.4 Effect on Other Employee Benefit Plans. The value of and income from any Grant granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Grantee’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.

12.5 Leaves of Absence. To the extent permitted by Applicable Law, the Committee or the Plan Administrator, in that party’s sole discretion, may determine whether Continuous Service Status will be considered interrupted in the case of any leave of absence. Continuous Service Status as an Employee for purposes of Incentive Stock Options shall not be considered interrupted or terminated in the case of: (a) Company approved sick leave; (b) military leave; (c) any other bona fide leave of absence approved by the Company, provided that such leave is for a period of not more than ninety (90) days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to a written Company policy. In the case of an approved leave of absence, the Plan Administrator may make such provisions respecting suspension of vesting and crediting of service (including pursuant to a formal policy adopted from time to time by the Company) as it may deem appropriate, except that in no event may an Option or Stock Appreciation Right be exercised after the expiration of the term set forth in the Grant Agreement.

12.6 Change in Time Commitment. In the event a Grantee’s regular level of time commitment in the performance of his or her services for the Company or any Affiliates is reduced (for example, and without limitation, if the Grantee is an Employee of the Company and the Employee has a change in status from full-time to part-time or takes an extended leave of absence) after the date of grant of any Grant, the Committee or the Plan Administrator, in that party’s sole discretion, may (x) make a corresponding reduction in the number of Shares or cash amount subject to any portion of such Grant that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting schedule applicable to such Grant (in accordance with Section 409A of the Code, as applicable). In the event of any such reduction, the Grantee will have no right with respect to any portion of the Grant that is so amended.

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12.7 Electronic Delivery. Any reference herein to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Grantee has access).

12.8 Deferrals. To the extent permitted by Applicable Law, the Committee, in its sole discretion, may determine that the delivery of Shares or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Grant may be deferred and may establish programs and procedures for deferral elections to be made by Grantees. Deferrals by Grantees will be made in accordance with Section 409A of the Code, if applicable, and any other Applicable Law.

12.9 Compliance with Section 409A of the Code. Unless otherwise expressly provided in a Grant Agreement, the Plan and Grant Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Grants granted hereunder exempt from Section 409A of the Code, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Committee determines that any Grant granted hereunder is not exempt from and is therefore subject to Section 409A of the Code, the Grant Agreement evidencing such Grant will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent a Grant Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Grant Agreement. To the extent that any amount constituting deferred compensation under Section 409A of the Code would become payable under this Plan by reason of a Change in Control, such amount shall become payable only if the event constituting a Change in Control would also qualify as a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Code Section 409A. If a Grantee holding a Grant that constitutes deferred compensation under Section 409A of the Code is a specified employee within the meaning of Section 409A of the Code, no distribution or payment of any amount hereunder that is payable because of a separation from service (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six months following the date of such Grantee’s separation from service or, if earlier, the date of the Grantee’s death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses or, if earlier, the date of such death, with the balance paid thereafter on the original schedule. Each payment payable under a Grant Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). In no event will any Grantee have a right to payment or reimbursement or otherwise from the Company or its Affiliates, or their successors or assigns, for any taxes imposed or other costs incurred as a result of Section 409A of the Code.

12.10 Execution of Additional Documents. The Company may require a Grantee to execute any additional documents or instruments necessary or desirable, as determined by the Plan Administrator, to carry out the purposes or intent of the Grant, or facilitate compliance with securities, tax and/or other regulatory requirements, at the Plan Administrator’s request.

13. Other Corporate Events.

13.1 Change in Control. In the event that the Company is subject to a Change in Control, outstanding Grants acquired under the Plan shall be subject to the agreement evidencing the Change in Control, which need not treat all outstanding Grants in an identical manner. Such agreement, without the Grantee’s consent, may provide for one or more of the following with respect to all outstanding Grants as of the effective date of such Change in Control:

(a) The continuation of an outstanding Grant by the Company (if the Company is the successor entity).

(b) The assumption of an outstanding Grant by the successor or acquiring entity (if any) of such Change in Control (or by its parents, if any), which assumption will be binding on all selected Grantees; provided that the Exercise Price and the number and nature of shares issuable upon exercise of any Option or Stock Appreciation Right, or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable.

(c) The substitution by the successor or acquiring entity in such Change in Control (or by its parents, if any) of equivalent awards with substantially the same terms for such outstanding Grants (except that the Exercise Price and the number and nature of shares issuable upon exercise of any Option or Stock Appreciation Right, or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable).

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(d) The full or partial acceleration of exercisability or vesting and accelerated expiration of an outstanding Grant and lapse of the Company’s right to repurchase or re-acquire shares acquired under a Grant or lapse of forfeiture rights with respect to shares acquired under a Grant.

(e) The settlement of such outstanding Grant (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity (or its parent, if any) with a Fair Market Value equal to the required amount provided in the definitive agreement evidencing the Change in Control, followed by the cancellation of such Grants; provided however, that such Grant may be cancelled without consideration if such Grant has no value, as determined by the Committee in its sole discretion. Subject to compliance with Section 409A of the Code, such payment may be made in installments and may be deferred until the date or dates the Grant would have become exercisable or vested. Such payment may be subject to vesting based on the Grantee’s Continuous Service Status, provided that the vesting schedule shall not be less favorable to the Grantee than the schedule under which the Grant would have become vested or exercisable. For purposes of this paragraph, the Fair Market Value of any security shall be determined without regard to any vesting conditions that may apply to such security.

(f) The cancellation of outstanding Grants (regardless of whether vested or unvested) in exchange for no consideration.

The Board shall have full power and authority to assign the Company’s right to repurchase or re-acquire or forfeiture rights to such successor or acquiring corporation. In addition, in the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Grants, as provided above, pursuant to a Change in Control, the Committee will notify the Grantee in writing or electronically that such Grant will be exercisable (to the extent vested and exercisable pursuant to its terms) for a period of time determined by the Committee in its sole discretion, and such Grant will terminate upon the expiration of such period.

13.2 Assumption of Grants by the Company. The Company, from time to time, may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either (a) granting a Grant under this Plan in substitution of such other company’s award; or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to a Grant granted under this Plan (a “Substitute Grant”). Such substitution or assumption will be permissible if the holder of the Substitute Grant would have been eligible to be granted a Grant under this Plan if the other company had applied the rules of this Plan to such grant. The Exercise Price and the number and nature of Shares issuable upon exercise or settlement of any such Substitute Grant will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable.

14. Administration.

14.1 Committee Authority. This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms and conditions of this Plan, and any charter adopted by the Board governing the actions of the Committee, the Committee will have full power to implement and carry out this Plan. Without limitation, the Committee will have the authority to, subject to the preceding sentence:

(a) construe and interpret this Plan, any Grant Agreement and any other agreement or document executed pursuant to this Plan;

(b) prescribe, amend, expand, modify and rescind or terminate rules and regulations relating to this Plan or any Grant (including the terms or conditions of any Grant);

(c) approve persons to receive Grants;

(d) determine the form, terms and conditions of Grants;

(e) determine the number of Shares or other consideration subject to Grants;

(f) determine the Fair Market Value in good faith and interpret the applicable provisions of this Plan and the definition of Fair Market Value in connection with circumstances that impact the Fair Market Value, if necessary;

(g) determine whether Grants will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Grants under this Plan or awards under any other incentive or compensation plan of the Company or any Affiliate;

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(h) grant waivers of any conditions of this Plan or any Grant;

(i) determine the vesting, exercisability and payment of Grants;

(j) correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Grant or any Grant Agreement;

(k) determine whether a Grant has been earned or has vested;

(l) determine the terms and conditions of any, and to institute any Exchange Program;

(m) adopt or revise rules and/or procedures (including the adoption or revision of any subplan under this Plan) relating to the operation and administration of the Plan to facilitate compliance with requirements of local law and procedures outside the United States, (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Grant Agreement made to ensure or facilitate compliance with the laws or regulations of the relevant foreign jurisdiction);

(n) delegate any of the foregoing to one or more Officers or Employees pursuant to a specific delegation as permitted by the terms of the Plan and Applicable Law, including Section 157(c) of the Delaware General Corporation Law; and

(o) make all other determinations necessary or advisable in connection with the administration of this Plan.

14.2 Indemnification. To the maximum extent permitted by Applicable Laws, each member of the Committee (including officers of the Company or an Affiliate of the Company, if applicable), or of the Board, as applicable, shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or pursuant to the terms and conditions of any Grant except for actions taken in bad faith or failures to act in good faith, and (ii) any and all amounts paid by him or her in settlement thereof, with the Company’s approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit or proceeding against him or her; provided that such member shall give the Company an opportunity, at its own expense, to handle and defend any such claim, action, suit or proceeding before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s Articles of Incorporation, Certificate of Incorporation or Bylaws, by contract, as a matter of law or otherwise, or under any other power that the Company may have to indemnify or hold harmless each such person.

14.3 Committee Interpretation and Discretion. Any determination made by the Committee with respect to any Grant shall be made in its sole discretion at the time of grant of the Grant or, unless in contravention of any express term of the Plan or Grant, at any later time, and such determination shall be final and binding on the Company and all persons having an interest in any Grant under the Plan. Any dispute regarding the interpretation of the Plan or any Grant Agreement shall be submitted by the Grantee or Company to the Committee for review. The resolution of such a dispute by the Committee shall be final and binding on the Company and the Grantee. The Committee may delegate to the Plan Administrator or one or more Officers the authority to review and resolve disputes with respect to Grants held by Grantees who are not Insiders, and such resolution shall be final and binding on the Company and the Grantee.

14.4 Section 16 of the Exchange Act. Grants granted to Grantees who are subject to Section 16 of the Exchange Act must be approved by a committee of the Board that at all times consists solely of two or more Non-Employee Directors. Nothing herein shall create an inference that a Grant is not validly granted under the Plan in the event Grants are not granted under the Plan by a committee of the Board that does not at all times consist solely of two or more Non-Employee Directors.

14.5 Plan Administrator. The Committee may appoint a Plan Administrator, who will have the authority to administer the day-to-day operations of the Plan and to make certain ministerial decisions without Committee approval as provided in the Plan or pursuant to resolutions adopted by the Committee. The Plan Administrator may not grant Grants.

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14.6 Failure to Comply. In addition to the remedies of the Company elsewhere provided for herein, failure by a Grantee to comply with any of the terms and conditions of the Plan or any Grant Agreement, unless such failure is remedied by such Grantee within ten (10) days after having been notified of such failure by the Plan Administrator, shall be grounds for the cancellation and forfeiture of such Grant, in whole or in part, as the Committee, in its sole discretion, may determine.

14.7 Foreign Grant Recipients. Notwithstanding any provision of the Plan to the contrary, in order to facilitate compliance with the Applicable Laws and practices in other countries in which the Company and its Affiliates operate or have Employees or other persons eligible for Grants, the Committee, in its sole discretion, will have the power and authority to: (a) determine which Affiliates will be covered by the Plan; (b) determine which individuals outside the United States are eligible to participate in the Plan, which may include individuals who provide services to the Company or an Affiliate under an agreement with a foreign nation or agency; (c) modify the terms and conditions of any Grant granted to individuals outside the United States or foreign nationals to comply with Applicable Laws or foreign policies, customs and practices; (d) establish sub-plans, modify exercise procedures and adopt other rules and/or procedures relating to the operation and administration of the Plan in jurisdictions other than the United States (including to qualify Grants for special tax treatment under laws of jurisdictions other than the United States); provided, however, that no such sub-plans and/or modifications will increase the share limitations contained in Section 2.1; and (e) take any action, before or after a Grant is made, that the Committee determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Grants will be granted, that would violate any Applicable Law in the United States.

14.8 Non-Exclusivity of the Plan. Neither the adoption of this Plan by the Board, the submission of this Plan to the stockholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options and other equity awards and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

14.9 Severability. If all or any part of this Plan or a Grant Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity will not serve to invalidate any portion of this Plan not declared to be unlawful or invalid. Any Section or part of a Section so declared to be unlawful or invalid will, if possible, be construed in a manner that will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

14.10 Corporate Action Constituting Grant of Grants. Corporate action constituting a grant by the Company of a Grant to any Grantee will be deemed completed as of the date of such corporate action, unless otherwise determined by the Plan Administrator, regardless of when the instrument, certificate, or letter evidencing the Grant is communicated to, or actually received or accepted by, the Grantee. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the Grant contain terms (e.g., Exercise Price, Purchase Price, vesting schedule or number of Shares) are inconsistent with those in the Grant Agreement or related grant documents as a result of a clerical error in the preparation of the Grant Agreement or related grant documentation, the corporate records will control, and the Grantee will have no legally binding right to the incorrect term in the Grant Agreement or related grant documentation.

14.11 Expenses and Receipts. The expenses of the Plan will be paid by the Company. Any proceeds received by the Company in connection with any Grant will be used for general corporate purposes.

14.12 Governing Law. This Plan and all Grants granted hereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to that body of laws pertaining to conflict of laws.

14.13 Headings. The headings in this Plan are included solely for convenience of reference and if there is any conflict between such headings and the text of this Plan, the text shall control.

15. Effectiveness, Amendment and Termination of the Plan.

15.1 Adoption and Stockholder Approval. The Plan will come into existence on the Effective Date.

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15.2 Amendment of the Plan. The Committee may amend the Plan or any Grant in any respect the Committee deems necessary or advisable, subject to the limitations of Applicable Law and this section and Section 15.4. If required by Applicable Law, the Company will seek stockholder approval of any amendment of the Plan that (a) materially increases the number of Shares available for issuance under the Plan (excluding any Capitalization Adjustment), (b) materially expands the class of individuals eligible to receive Grants under the Plan, (c) materially increases the benefits accruing to Grantees under the Plan, (d) materially reduces the price at which Shares may be issued or purchased under the Plan, (e) materially extends the term of the Plan, (f) materially expands the types of Grants available for issuance under the Plan, or (g) as otherwise required by Applicable Law.

15.3 Suspension or Termination of the Plan. The Plan shall terminate automatically on the tenth (10th) anniversary of the Effective Date. No Grant will be granted pursuant to the Plan after such date, but Grants previously granted may extend beyond that date. The Committee may suspend or terminate the Plan at any earlier date at any time. No Grants may be granted under the Plan while the Plan is suspended or after it is terminated.

15.4 No Impairment. No amendment, suspension or termination of the Plan or any Grant may materially impair a Grantee’s rights under any outstanding Grant, except with the written consent of the affected Grantee or as otherwise expressly permitted in the Plan. Subject to the limitations of Applicable Law, if any, the Committee may amend the terms of any one or more Grants without the affected Grantee’s consent (a) to maintain the qualified status of the Grant as an Incentive Stock Option under Section 422 of the Code; (b) to change the terms of an Incentive Stock Option, if such change results in impairment of the Grant solely because it impairs the qualified status of the Grant as an Incentive Stock Option; (c) to clarify the manner of exemption from, or to bring the Grant into compliance with, Section 409A of the Code; or (d) to facilitate compliance with other Applicable Laws.

16. Definitions. As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

16.1 “Affiliate” means a Parent, a Subsidiary or any corporation or other Entity that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

16.2 “Applicable Law” means any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any governmental or regulatory body or self-regulatory organization (including the New York Stock Exchange, Nasdaq Stock Market and the Financial Industry Regulatory Authority).

16.3 “Board” means the Board of Directors of the Company.

16.4 “Cause” will have the meaning ascribed to such term in any written agreement between the Grantee and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Grantee, the occurrence of any of the following events: (a) Grantee’s unauthorized misuse of the Company’s trade secrets or proprietary information; (b) Grantee’s conviction of or plea of nolo contendere to a felony or a crime involving moral turpitude; (c) Grantee’s committing an act of fraud against the Company; or (d) Grantee’s gross negligence or willful misconduct in the performance of his or her duties that has had or is likely to have a material adverse effect on the Company. For purposes of this definition, the term “Company” will be interpreted to include any Subsidiary, Parent or Affiliate of the Company, as appropriate.

16.5 “Change in Control” means:

(a) the consummation of any consolidation or merger of the Company with any other entity, other than transaction which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such consolidation or merger;

(b) any Exchange Act Person becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then-outstanding voting securities; provided, however, that for purposes of this subclause (b) the acquisition of additional securities by any one Person who is considered to own more than fifty percent (50%) of the total voting power of the securities of the Company will not be considered a Change in Control;

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(c) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets, except where such sale, lease, transfer or other disposition is made to the Company or one or more wholly owned Subsidiaries of the Company; or

(d) a change in the effective control of the Company that occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by members of the Board whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purpose of this subclause (d), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control.

For purposes of this definition, Persons will be considered to be acting as a group if they are owners of an Entity that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

16.6 “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

16.7 “Committee” means the Compensation Committee of the Board, or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by Applicable Law and in accordance with the Plan.

16.8 “Common Stock” means the common stock of the Company, and the common stock of any successor entity.

16.9 “Company” means Akerna Corp., a Delaware corporation, or any successor corporation.

16.10 “Consultant” means any natural person, including an advisor or independent contractor, that is engaged to render services to the Company or an Affiliate.

16.11 “Continuous Service Status” means continued service as an Employee, Director or Consultant. Continuous Service Status shall not be considered interrupted or terminated in the case of a transfer between locations of the Company or between the Company, its Affiliates, or their respective successors, or a change in status (for example, from an Employee to a Consultant). The Committee or the Plan Administrator, in that party’s sole discretion, shall determine whether a Grantee’s Continuous Service Status has ceased and the effective date of such termination.

16.12 “Director” means a member of the Board.

16.13 “Disability” means (a) in the case of Incentive Stock Options, total and permanent disability as defined in Section 22(e)(3) of the Code, and (b) in the case of other Grants, unless the applicable Grant Agreement provides otherwise, that the Grantee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment. The determination of whether an individual has a Disability shall be determined under procedures established by the Committee. Except in situations where the Committee is determining Disability for purposes of the term of an Incentive Stock Option, the Committee may rely on any determination that a Grantee is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Grantee participates.

16.14 “Dividend Equivalent Right” means the right of a Grantee, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Grantee in an amount equal to the cash, stock or other property dividends in amounts equal equivalent to cash, stock or other property dividends for each Share represented by a Grant held by such Grantee.

16.15 “Effective Date” means [•].

16.16 “Employee” means any person employed by the Company, or any Affiliate, with the status of employment determined pursuant to such factors as are deemed appropriate by the Plan Administrator in its sole discretion, subject to any requirements of Applicable Law, including the Code. Service as a Director or payment by the Company or an Affiliate of a director’s fee shall not be sufficient to constitute “employment” of such Director by the Company or any Affiliate.

16.17 “Entity” means a corporation, partnership, limited liability company or other entity.

16.18 “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

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16.19 “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities.

16.20 “Exchange Program” means a program pursuant to which (a) outstanding Grants are surrendered, cancelled or exchanged for cash, the same type of Grant or a different Grant (or combination thereof) or (b) the Exercise Price of an outstanding Grant is increased or reduced.

16.21 “Exercise Price” means, with respect to an Option, the price per Share at which a holder may purchase the Shares issuable upon exercise of an Option, and with respect to a Stock Appreciation Right, the price per share at which the Stock Appreciation Right is granted to the holder thereof.

16.22 “Fair Market Value” means, as of any date, the per Share value of the Common Stock determined as follows:

(a) If such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in The Wall Street Journal or such other source as the Plan Administrator deems reliable, unless another method is approved by the Committee and subject to compliance with Applicable Law (including Section 409A of the Code).

(b) If such Common Stock is publicly traded but is neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal or such other source as the Plan Administrator deems reliable.

(c) If none of the foregoing is applicable, by the Board or the Committee in good faith (and in accordance with Section 409A of the Code, as applicable).

16.23 “Grant” means any award granted under the Plan, including any Option, Restricted Stock Grant, Restricted Stock Unit Grant, Stock Appreciation Right, Performance Grant or Other Grant.

16.24 “Grant Agreement” means a written or electronic agreement between the Company and a Grantee documenting the terms and conditions of a Grant. The term “Grant Agreement” will also include any other written agreement between the Company or an Affiliate and a Grantee containing additional terms and conditions of, or amendments to, a Grant.

16.25 “Grantee” means a person to whom a Grant is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Grant.

16.26 “Incentive Stock Option” means an Option granted pursuant to the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

16.27 “Insider” means an officer or Director of the Company or any other person whose transactions in the Common Stock are subject to Section 16 of the Exchange Act.

16.28 “Non-Employee Director” means a Director who is not an Employee of the Company or any Affiliate, and who satisfies the requirements of a “non-employee director” within the meaning of Section 16 of the Exchange Act.

16.29 “Nonstatutory Stock Option” means any Option granted pursuant to the Plan that does not qualify as an Incentive Stock Option.

16.30 “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

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16.31 “Option” means a contract right to purchase Shares at a fixed Exercise Price per share, subject to certain conditions, if applicable, granted pursuant to the Plan.

16.32 “Other Grant” means a Grant based in whole or in part by reference to Shares that is granted pursuant to the terms and conditions of the Plan.

16.33 “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

16.34 “Performance Grant” means an award that may vest or may be earned or exercised, in whole or in part, contingent upon the attainment during a Performance Period of one or more Performance Goals and which is granted pursuant to the terms and conditions of the Plan.

16.35 “Performance Criteria” means one or more objective or subjective criteria either individually, alternatively or in any combination applied to the Grantee, the Company, any business unit or Subsidiary, that the Committee selects for purposes of establishing the Performance Goals for a Performance Period.

16.36 “Performance Goals” means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices.

16.37 “Performance Period” means the period of time selected by the Committee over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Grantee’s right to vesting, exercise and/or settlement of a Grant. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Committee.

16.38 “Plan” means this Akerna Corp. 2023 Omnibus Incentive Plan, as it may be amended from time to time.

16.39 “Plan Administrator” means one or more Officers or Employees designated by the Committee to administer the day-to-day operations of the Plan and the Company’s other equity incentive programs.

16.40 “Purchase Price” means the price to be paid for Shares acquired under the Plan, other than Shares acquired upon exercise of an Option or Stock Appreciation Right.

16.41 “Restricted Stock Grant” means an award of Shares that is granted pursuant to the terms and conditions of the Plan.

16.42 “Restricted Stock Unit Grant” or “RSU Grant” means a right to receive Shares that is granted pursuant to the terms and conditions of the Plan.

16.43 “Securities Act” means the U.S. Securities Act of 1933, as amended.

16.44 “Shares” means shares of Common Stock.

16.45 “Stock Appreciation Right” means a right to receive the appreciation value on the Shares subject to the Grant that is granted pursuant to the terms and conditions of the Plan.

16.46 “Subsidiary” means any corporation (other than the Company) in an unbroken chain of Entities beginning with the Company if each of the corporation other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporation in such chain.

16.47 “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain “window” periods and/or otherwise restricts the ability of certain individuals to transfer or encumber shares of the Company’s capital stock, as in effect from time to time, and shall apply to each Grant whether such policy is implemented (or amended) before or after a Grant.

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Annex G

JMP OPINION

January 26, 2023

The Board of Directors
Akerna Corp.
1630 Welton Street, 4th Floor
Denver, CO 90202

Members of the Board of Directors of Akerna Corp:

              We understand that (i) Akerna Corp. (“Akerna”), Akerna Canada Ample Exchange Inc., an Ontario corporation and indirect wholly owned subsidiary of Akerna, and POSaBIT Systems Corporation, a British Columbia corporation (“MJF Purchaser”) propose to enter into a Securities Purchase Agreement (the “Sale Transaction Agreement”), pursuant to which, among other things, Akerna shall sell to MJF Purchaser all of the issued and outstanding membership interests of MJ Freeway, LLC (“MJF”) on the terms and conditions set forth in the Sale Transaction Agreement (the “MJF Sale”), and, concurrently with the MJF Sale, (ii) Akerna, Merger Sub (as defined in the Merger Agreement), and Gryphon Digital Mining, Inc. (the “Company”) propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”, and together with the Sale Transaction Agreement, the “Transaction Agreements”), pursuant to which, among other things, Merger Sub shall be merged with and into the Company (the “Merger”, and together with the MJF Sale, the “Transactions”), as a result of which the Company will become a wholly-owned subsidiary of Akerna. Pursuant to the Sale Transaction Agreement, Akerna shall sell to MJF Purchaser all of the issued and outstanding membership interests of MJF, for an aggregate purchase price of $4,000,000.00 (the “MJF Sale Consideration”). Pursuant to the Merger Agreement, each outstanding share of common stock of the Company, par value $0.0001 per share, and preferred stock of the Company, par value $0.0001 per share, that is issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) shall automatically be converted into and become the right to receive from Akerna the number of shares of common stock of Akerna, par value $0.0001 per share (“Akerna Common Stock”), equal to (a) the quotient obtained by dividing (i) the Akerna Fully Diluted Share Number (as defined in the Merger Agreement) by (ii) 0.075, minus (b) the Akerna Fully Diluted Share Number, minus (c) the Adjusted Warrant Share Reserve Number (as defined in the Merger Agreement) (such right, the “Merger Consideration”). The terms and conditions of (i) the MJF Sale are more fully set forth in the Sale Transaction Agreement and (ii) the Merger are more fully set forth in the Merger Agreement.

The Board of Directors of Akerna (the “Board”) (i) will be considering certain financial aspects of the Transactions, among other matters, prior to deciding whether or not to approve the execution and delivery of the Transaction Agreements and (ii) has requested our opinion as to whether (a) the MJF Sale Consideration to be received by Akerna in the MJF Sale is fair, from a financial point of view, to Akerna and (b) the Merger Consideration to be paid by Akerna in the Merger is fair, from a financial point of view, to Akerna.

For purposes of our opinion, we have:

1.           reviewed the financial terms and conditions of (i) a draft dated January 25, 2023 of the Sale Transaction Agreement, (ii) the Merger Agreement, and (iii) certain related documents to each thereto;

2.           reviewed certain publicly available business and financial information relating to Akerna and the Company, including Akerna’s audited financial statements for the year ended December 31, 2021, and including the Company’s audited financial statements for the year ended December 31, 2021;

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3.           reviewed certain financial projections provided to us by each of Akerna and the Company, and certain other historical and current financial and business information provided to us by each of Akerna and the Company;

4.           held discussions regarding the operations, financial condition and prospects of the Company and Akerna with the managements of each of Akerna and Company;

5.           compared certain financial terms of the Transactions to financial terms, to the extent publicly available, of other transactions we deemed relevant;

6.           reviewed for information purposes the financial and stock market performances of certain publicly traded companies that we deemed to be relevant; and

7.           performed such other studies, analyses and inquiries and considered such other factors as we deemed appropriate.

In arriving at our opinion, we have, with your consent, (i) relied upon and assumed the accuracy and completeness of the foregoing information without independent verification, (ii) not assumed any responsibility for independently verifying such information, and (iii) relied on the assurances of the managements of Akerna and the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Akerna or the Company, nor have we been furnished with any such evaluations or appraisals. With respect to the financial projections referred to above and any other forecasts or forward-looking information, we have assumed, at the direction of the managements of Akerna and the Company that such projections, forecasts and information were reasonably prepared and reflect the best currently available estimates and good faith judgments of such management as to the expected future results of operations and financial condition of Akerna or the Company, as applicable, and the other matters covered thereby, and we have relied on such information in arriving at our opinion and have not assessed the reasonableness or achievability of such projections, forecasts and information. Further, with respect to such financial projections, as part of our analysis in connection with this opinion, we have assumed, at the direction of Akerna and the Company, that the financial results reflected therein can be realized in the amounts and at the times indicated thereby.

In addition, in arriving at our opinion, we have assumed, with your consent, that (i) there has been no material change in any of the assets, liabilities, financial condition, business or prospects of Akerna or the Company since the date of the most recent financial statements and other information made available to us, and there will be no material adjustments to the Consideration, (ii) all material information we have requested from Akerna and the Company during the scope of our engagement has been provided to us fully and in good faith, (iii) the Transactions will be consummated in accordance with the terms and conditions set forth in the Transaction Agreements (the final terms and conditions of which we have assumed will not differ in any respect material to our analysis from the aforementioned draft we have reviewed), without any waiver, modification or amendment of any material terms or conditions, (iv) the representations and warranties made by the parties to the Transaction Agreements are and will be true and correct in all respects material to our analysis, (v) all governmental and third party consents, approvals and agreements necessary for the consummation of the Transactions will be obtained without any adverse effect on Akerna or the Company or the Transactions, and (vi) the Transactions will not violate any applicable federal or state statutes, rules or regulations.

This opinion does not constitute legal, regulatory, accounting, insurance, tax or other similar professional advice and does not address (i) the underlying decision of Akerna to proceed with or effect the Transactions, (ii) the terms of the Transactions (other than the MJF Sale Consideration and the Merger Consideration to the extent expressly addressed herein) or any arrangements, understandings, agreements or documents related to the Transactions, (iii) the fairness of the Transactions (other than with respect to the MJF Sale Consideration and the Merger Consideration to the extent expressly addressed herein) or any other transaction to Akerna or Akerna’s equity holders or creditors or any other person or entity, (iv) the relative merits of the Transactions as compared to any alternative strategy or transaction that might exist for Akerna, or the effect of any other transaction which it may consider in the future, (v) the tax, accounting or legal consequences of the Transactions, or (vi) the solvency, creditworthiness, fair market value or fair value of any of the Company, Akerna or their respective assets under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. This opinion expresses no opinion as to the fairness of the

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amount or nature of any compensation to any officers, directors, or employees or debt holders, including the impact of consideration issued on conversion of convertible notes, of any party to the Transactions, relative to the MJF Sale Consideration or the Merger Consideration.

Our opinion is necessarily based on business, economic, monetary, market and other conditions as they exist and can reasonably be evaluated on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets, and the industries in which Akerna, the Company and other companies that JMP may utilize in its analyses operate, have experienced, and continue to experience volatility and we express no opinion or view as to any potential effects of such volatility on Akerna, the Company or other companies that JMP may utilize in its analyses (or their respective businesses) of the Transactions (including the respective contemplated benefits thereof). Subsequent developments may affect this opinion, and we assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof (regardless of the closing dates of the Transactions). We have not been engaged to amend, supplement or update this opinion at any time. We express no view or opinion as to the prices at which Akerna Common Stock may be sold or exchanged, or otherwise be transferable, at any time. We have acted as a financial advisor to Akerna with respect to the proposed Transactions and will receive a fee for our services, a portion of which is payable for providing this opinion and a significant portion of which will become payable only if the Transactions are consummated. In addition, (i) Akerna has agreed to indemnify us against certain claims and liabilities related to or arising out of our engagement, and (ii) we may seek to provide financial advisory services to the Company, Akerna, or their respective affiliates in the future, for which we would expect to receive compensation. We have not otherwise had a material relationship with, nor otherwise received fees from, Akerna, the Company, MJF Purchaser their respective affiliates or any other party to the Transactions during the two years preceding the date hereof.

This opinion was approved by a JMP Securities LLC fairness opinion committee.

This opinion is directed and addressed to the Board (in its capacity as such) in connection with its consideration of the Transactions. This opinion does not (i) constitute a recommendation as to how the Board or any shareholder should act or vote with respect to the Transactions or any other matter, and (ii) create any fiduciary duties on the part of JMP Securities LLC to any persons or entities.

[REMAINDER OMITTED INTENTIONALLY]
Very truly yours,
[DRAFT]
JMP SECURITIES LLC

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Annex H

DELAWARE GENERAL CORPORATION LAW

Section 262 Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

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(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228 or §253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

Annex H-2

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding

Annex H-3

in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting

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Annex I

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT (this “Agreement”) is made as of the ____ day of January, 2023.

BETWEEN:

THE PERSONS LISTED ON APPENDIX A HERETO, (collectively, the “Stockholders” and each individually a “Stockholder”)

- and -

Gryphon Digital mining, INC., a Delaware corporation (“Gryphon”)

WHEREAS, each Stockholder is the registered and/or direct or indirect beneficial owner of the shares of common stock or preferred stock (“KERN Shares”), stock options, restricted stock units, warrants, or convertible notes (“KERN Convertible Securities”) in the capital of Akerna Corp., a Delaware corporation (“KERN”) set forth opposite such Stockholder’s name in Appendix A hereto (collectively, the “Subject Securities”);

WHEREAS, concurrently herewith, KERN, Akerna Merger Co., a Delaware corporation and wholly owned subsidiary of KERN (“Merger Sub”) and Gryphon are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into Gryphon, with Gryphon continuing as the surviving corporation in the merger (the “Merger”);

WHEREAS, in order for each Stockholder to realize the benefits that will accrue to such Stockholder in connection with the consummation of the Merger and the other Transactions, each Stockholder desires to enter into this Agreement to provide his, her or its support for completion of the Acquiror Stockholder Approval Matters on the terms and conditions set forth herein;

WHEREAS, each Stockholder acknowledges that Gryphon would not enter into the Merger Agreement but for the execution and delivery of this Agreement by such Stockholder;

WHEREAS, this Agreement sets out the terms and conditions of the agreement of each Stockholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein; and

WHEREAS, the foregoing recitals, and the representations, warranties and covenants provided herein, are made or provided by each Stockholder only with respect to such Stockholder and such Subject Securities and, for greater certainty, are not made or provided in relation to any other Stockholder or such Stockholder’s Subject Securities.

NOW, THEREFORE, this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1         Definitions in Merger Agreement

All terms used in this Agreement that are not defined elsewhere in this Agreement and that are defined in the Merger Agreement shall have the respective meanings ascribed to them in the Merger Agreement.

1.2         Appendices

The following Appendices attached hereto constitute an integral part of this Agreement:

Appendix A         -             Subject Securities

Appendix B         -             Merger Agreement

Annex I-1

Article 2
COVENANTS OF THE Stockholders

2.1         Stockholder Support

In connection with the Acquiror Stockholder Approval Matters (and any other transactions contemplated in connection with the Merger Agreement), each of the Stockholders severally, and not jointly or jointly and severally, hereby covenants, undertakes and agrees from time to time, until such time as this Agreement is terminated in accordance with Article 4, to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all of the Subject Securities (to the extent they carry a right to vote): (i) at any meeting of any of the securityholders of KERN at which the Stockholder or any registered or beneficial owner of the Subject Securities are entitled to vote to obtain the Acquiror Stockholder Approval; or (ii) in any action by written consent of the securityholders of KERN, in favor of the Acquiror Stockholder Approval Matters.

2.2         Restrictions with Respect to Subject Securities

Each Stockholder hereby severally, and not jointly or jointly and severally, covenants and agrees that, from the date hereof until the earlier of (i) the Effective Time, (ii) the termination of this Agreement in accordance with Article 4, or (iii) it being determined (by mutual agreement of KERN and Gryphon) that the Acquiror Stockholder Approval is not required, except as permitted by this Agreement, such Stockholder will:

(a)         not, directly or indirectly, option, sell, assign, transfer, pledge, encumber, grant a participation or security interest in or power of attorney over, hypothecate or otherwise convey or dispose of any Subject Securities, or any right or interest therein (legal or equitable), to any Person or group or Persons acting jointly or in concert or enter into any agreement, option or other arrangement to do any of the foregoing (each of the foregoing, a “Transfer”), other than to one or more of a parent, spouse, child or grandchild of, or a corporation, partnership, limited liability company or other entity controlled solely by, the Stockholder or a trust or account (including a Registered Retirement Savings Plan, Registered Education Savings Plan, Registered Retirement Income Fund or similar account) existing for the benefit of such Person or entity; provided, that a Transfer referred to in this sentence shall only be permitted if, as a precondition to such Transfer, the transferee agrees in writing, in form and substance reasonably acceptable to Gryphon, to be bound by all of the terms of this Agreement with respect to the Subject Securities; and provided further, that in the case of a Transfer to a corporation, partnership, limited liability company or other entity solely controlled by, the Stockholder, such entity shall remain solely controlled by the Stockholder until the earlier of: (i) the Effective Time; and (ii) the termination of this Agreement in accordance with Article 4. Any purported transfer of any Subject Securities or interest therein in violation of this Section 2.2(a) shall be null and void;

(b)         not, directly or indirectly, grant or agree to grant any proxy or other right to vote any Subject Securities, except for any proxies granted to vote in favor of the Acquiror Stockholder Approval Matters in accordance with Section 2.1, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the stockholders of KERN or give consents or approval of any kind as to any Subject Securities;

(c)         not vote or cause to be voted any Subject Securities in favor of, and vote or cause to be voted all Subject Securities against, any Acquisition Proposal or any other proposed action, transaction or agreement by or involving KERN or any of its Affiliates or the Stockholder or any other Person that could reasonably be expected to prevent, hinder or delay the successful completion of the Merger or any of the other Transactions;

(d)         other than set forth herein, take all such steps as are necessary or advisable to ensure that at all relevant times his, her or its Subject Securities will not be subject to any stockholders’ agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a stockholders’ agreement, voting trust or other agreement affecting or restricting the ability of him or her to exercise all voting rights attaching to such Subject Securities; and

Annex I-2

(e)         not withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, support for the Acquiror Stockholder Approval Matters.

2.3         Voting of the Subject Securityholders

Each Stockholder hereby agrees with Gryphon that it will, on or before the fifth Business Day prior to any meeting of any of the securityholders of KERN in respect of any Acquiror Stockholder Approval Matter, duly complete forms of proxy in respect of all of his, her or its Subject Securities, and any other required documents in connection therewith, and cause same to be validly delivered in support of (and indicating that all Subject Securities are voted in favor of approving) the Acquiror Stockholder Approval Matters and will not withdraw the forms of proxy except as expressly otherwise provided in this Agreement. Each Stockholder further agrees that it will, on or before the fifth Business Day prior to any meeting of any of the securityholders of KERN in respect of any Acquiror Stockholder Approval Matter, deliver or cause to be delivered to GRYPHON in accordance with Section 5.11 of this Agreement, a copy or screenshot of the duly completed and signed forms of proxy described in the preceding sentence.

2.4         Meaning of Subject Securities.

The term “Subject Securities” means that number of KERN Shares and KERN Convertible Securities set forth opposite a Stockholder’s name in Appendix A hereto, being all of the securities of KERN owned legally or beneficially, either directly or indirectly, by such Stockholder or over which the Stockholder exercises direct or indirect control or discretion, and will be deemed to also include (a) any KERN Shares and KERN Convertible Securities issued to the Stockholder pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of KERN Shares or KERN Convertible Securities on, of, or affecting the Subject Securities on or after the date of this Agreement and (b) any KERN Shares and KERN Convertible Securities acquired by the Stockholder on or after the date of this Agreement, or issued to the Stockholder, on or after the date of this Agreement (including pursuant to the exercise, conversion, settlement or vesting of any securities of KERN that are exercisable for, convertible into, settle into or vest as KERN Shares (including all Subject Securities)), and all such acquired KERN Shares and KERN Convertible Securities shall be deemed Subject Securities and subject to the terms of this Agreement as though owned by the Stockholder as of the date hereof.

Article 3
REPRESENTATIONS AND WARRANTiES

3.1         Representations and Warranties of the Stockholder

Each Stockholder hereby severally, and not jointly or jointly and severally, represents and warrants to and covenants with Gryphon as follows, and acknowledges that Gryphon is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)         Incorporation; Authorization. If the Stockholder is a corporation or other legal entity, such Stockholder is a subsisting corporation or other entity under the laws of its incorporating or organizational jurisdiction. The Stockholder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement. This Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by Gryphon, constitutes a legal, valid and binding agreement enforceable by Gryphon against the Stockholder in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(b)         Ownership of Subject Securities. The Stockholder is, and, subject to any Transfer permitted pursuant to Section 2.2(a), will be continuously up until the Effective Time, the direct or indirect beneficial owner of the Subject Securities set out opposite such Stockholder’s name in Appendix A, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions,

Annex I-3

security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever. The Stockholder does not own or have any interest in any securities of KERN other than the Subject Securities. The Stockholder is not a party to, bound or affected by or subject to, any charter or by-law, contract, agreement provision, statute, regulation, judgment, order, decree or law which would be violated, contravened, breached by, or under which any default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

(c)         No Agreements. No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement.

(d)         Voting. None of such Subject Securities is subject to any proxy, power of attorney, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Stockholders of KERN or give consents or approvals of any kind, except pursuant to this Agreement.

(e)         Consents. No consent, waiver, approval, authorization, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Stockholder in connection with (i) the execution and delivery by the Stockholder and enforcement against the Stockholder of this Agreement, or (ii) the consummation of any transactions by the Stockholder provided for herein.

(f)          No Conflicts. None of the execution and delivery by the Stockholder of this Agreement or the compliance by the Stockholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any organizational documents of the Stockholder; (ii) any contract to which the Stockholder is a party or by which the Stockholder is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable Law.

(g)         Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Stockholder, threatened against the Stockholder or any of its Affiliates, or any of the Subject Securities or other property of the Stockholder or any of its Affiliates, and there is no judgment, decree or order against the Stockholder or its Affiliates, or any of the Subject Securities or other property of the Stockholder or any of its Affiliates, that would adversely affect in any manner the ability of the Stockholder to enter into this Agreement or adversely affect the Stockholder’s ability to perform its obligations hereunder or the title of the Stockholder to any of its Subject Securities.

(h)         No Commitment. None of the Subject Securities held by the Stockholder is the subject of any commitment, undertaking or agreement, the terms of which would affect in any way the ability of the Stockholder to perform the Stockholder’s obligations with respect to such Subject Securities as set out in this Agreement.

3.2         Representations and Warranties of Gryphon

Gryphon hereby represents and warrants to each Stockholder as follows, and acknowledges that the Stockholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)         Incorporation; Authorization. Gryphon is a corporation duly incorporated and validly existing under the laws of Delaware and it has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by Gryphon and constitutes a legal, valid and binding agreement enforceable by the Stockholder against Gryphon in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization

Annex I-4

or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(b)         No Conflicts. None of the execution and delivery by Gryphon of this Agreement or the compliance by Gryphon with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any organizational documents of Gryphon; (ii) any contract to which Gryphon is a party or by which Gryphon is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable Law, except in each case as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of Gryphon to perform its obligations hereunder or that would reasonably be expected to prevent or materially delay the completion of the Merger or any of the other Transactions.

(c)         Legal Proceedings. There are no legal proceedings in progress or pending against or, to the knowledge of Gryphon, threatened against Gryphon or any of its Affiliates that would adversely affect in any manner the ability of Gryphon to enter into this Agreement and to perform its obligations hereunder or that would reasonably be expected to prevent or materially delay the completion of the Merger or any of the other Transactions.

Article 4
TERMINATION

4.1         Termination

This Agreement shall terminate: (a) by a written instrument executed by each of the parties; (b) in the event that the Merger Agreement is validly terminated in accordance with its terms; (c) at the Effective Time; or (d) it being determined (by mutual agreement of KERN and Gryphon) that the Acquiror Stockholder Approval is not required.

4.2         Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void in relation to such Stockholder and Gryphon and no such party shall have liability to such other party in respect of whom this Agreement has been terminated, except in respect of a willful, intentional or material breach of the representations, warranties, obligations, terms or conditions of this Agreement which occurred prior to such termination in which case the non-breaching party to this Agreement shall be entitled to pursue any and all remedies at law or equity which may be available to it.

Article 5
GENERAL

5.1         Fiduciary Obligations

Gryphon agrees and acknowledges that each Stockholder is bound hereunder solely in his, her or its capacity as a securityholder of KERN and that the provisions of this Agreement shall not be deemed or interpreted to bind the Stockholder or any of its directors, officers or principal Stockholders in his or her capacity as a director or officer of KERN or any of KERN’s subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of KERN.

5.2         Further Assurances

Each Stockholder will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as Gryphon may reasonably require to effectively carry out or better evidence or perfect the full intent of the parties and meaning of this Agreement.

Annex I-5

5.3         Survival of Representations and Warranties

No investigations made by or on behalf any party or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by any other party herein or pursuant hereto.

5.4         Disclosure

No press release or other disclosure (public or otherwise) with respect to the existence or details of this Agreement, the Merger or any of the other Transactions shall be made by a Stockholder without the prior written consent of Gryphon, except to the extent required by applicable law. Each Stockholder hereby consents to the disclosure of the substance of this Agreement in any press release by Gryphon and to the filing of this Agreement as an exhibit to any filing by Gryphon with the United States Securities and Exchange Commission.

5.5         Assignment

Subject to prior written notice to the Stockholders, Gryphon may assign all or part of its rights under this Agreement to an Affiliate of Gryphon. Other then as expressly contemplated by Section 2.2(a), this Agreement shall not be otherwise assignable by a Stockholder without the prior written consent of Gryphon, which consent may not be unreasonably withheld.

5.6         Time

Time shall be of the essence of this Agreement.

5.7         Governing Law

This Agreement will be governed by, and interpreted and enforced in accordance with, the laws of the State of Delaware and the federal laws of the United States applicable therein. Each party hereto irrevocably submits to the non-exclusive jurisdiction of the courts of the State of Delaware with respect to any matter arising hereunder or related hereto. The parties to this Agreement hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the State of Delaware and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum. This Section 5.7 shall survive the termination of this Agreement.

5.8         Entire Agreement

This Agreement, including the appendices hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof. There are no representations, warranties, conditions, undertakings, commitments, other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this Agreement, or which induced any party hereto to enter into this Agreement or on which reliance is placed by any party hereto, except as specifically set forth in this Agreement .

5.9         Amendments

This Agreement may be amended, modified or supplemented only by a written agreement signed by all of the parties hereto.

5.10       Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

Annex I-6

5.11       Notices

(a)         Method of Delivery. Any notice, demand or other communication (in this Section, a “notice”) required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if:

(i)          sent by electronic means of sending messages (in this Section, “Electronic Transmission”), by either facsimile transmission (if specified below) or e-mail, during normal business hours on a Business Day, but notice by Electronic Transmission shall only be sufficient if the notice includes or is accompanied by the sender’s name and facsimile number or e-mail address as applicable, the date and time of transmission, and if sent by facsimile transmission the name and telephone number of a Person to contact in the event of facsimile transmission problems or if sent by e-mail acknowledgement that the transmission is transmitted to the sender by the recipient or the recipient’s electronic system; or

(ii)         delivered in person in a sealed package entitled Personal and Confidential addressed to the recipient during normal business hours on a Business Day and left with a receptionist or other responsible employee of the recipient, who is required to provide written acknowledgement of receipt, at the applicable address set forth below;

a.           in the case of a notice to any Stockholder, to such Stockholder at the address indicated opposite to the name of the Stockholder in Appendix A; and

b.           in the case of a notice to Gryphon, addressed to it at:

Gryphon Digital Mining, Inc.

[ADDRESS]
[CITY, STATE, ZIP]
Attention: [ ]

Email: [ ]

with a copy (that shall not constitute notice) to:

K&L Gates LLP
1 Park Plaza, Twelfth Floor
Irvine, CA 92614
Attention: Michael Hedge and Jason Dreibelbis
Email: michael.hedge@klgates.com; jason.dreibelbis@klgates.com

(b)         Deemed Delivery. Each notice sent in accordance with this Section shall be deemed to have been received:

(i)          in the case of personal delivery, if delivered before 5:00 p.m., on the day it was delivered; otherwise, on the first Business Day thereafter; or

(ii)         in the case of Electronic Transmission, on the same day that it was sent if sent on a Business Day and the electronic acknowledgement of delivery is received by the sender before 5:00 p.m. (recipient’s time) on such day, and otherwise on the first Business Day thereafter.

Any party hereto may change its address for notice by written notice delivered to the other parties hereto.

5.12       Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity,

Annex I-7

and each Stockholder will waive, in any action for specific performance, interlocutory, preliminary and permanent injunctive relief and/or any other equitable relief, the defence of adequacy of a remedy at law and any requirement for the securing or posting of any bond in connection with the obtaining of any such relief.

5.13       Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other related costs and expenses whatsoever and howsoever incurred.

5.14       Counterparts

This Agreement may be executed in any number of counterparts. Each executed counterpart will be deemed to be an original. All executed counterparts taken together will constitute one agreement.

To evidence the fact that a party hereto has executed this Agreement, such party may send a copy of its executed counterpart to the other parties hereto by Electronic Transmission and if sent by email, in Portable Document File (PDF) format. That party will be deemed to have executed this Agreement on the date it sent such Electronic Transmission.

5.15       Independent Legal Advice

Each Stockholder acknowledges that:

(a)         the Stockholder has read this Agreement in its entirety, understands this Agreement and agrees to be bound by its terms and conditions;

(b)         the Stockholder has been advised to seek independent legal advice with respect to the Stockholder executing and delivering this Agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and

(c)         the Stockholder is entering into this Agreement voluntarily.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.
SIGNATURE PAGES FOLLOW.]

Annex I-8

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

Jessica Billingsley

L. Dean Ditto

Ray Thompson

David McCullough

Scott Sozio

Matthew Kane

Tahira Rehmatullah

Barry Fishman

Signature Page to Voting and Support Agreement

Annex I-9

GRYPHON DIGITAL MINING, INC.
By:
Name:
Title:

Signature Page to Voting and Support Agreement

Annex I-10

Annex J

[AKERNA LETTERHEAD]

RE:          Voting and Support Agreement

Ladies and Gentlemen,

Reference is made to (i) that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Akerna Corp., a Delaware corporation (“KERN”), Akerna Merger Co., a Delaware corporation and a wholly owned subsidiary of KERN (“Merger Sub”) and Gryphon Digital Mining, Inc., a Delaware corporation (“Gryphon”), and (ii) that certain Exchange Agreement, dated as of the date hereof (the “Exchange Agreement”), by and among KERN and High Trail Investments ON LLC (the “Holder”). Capitalized terms not defined herein shall have the meaning as set forth in the Exchange Agreement.

Pursuant to the Merger Agreement and on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Gryphon (the “Merger”), with Gryphon continuing as the surviving corporation and a wholly owned subsidiary of KERN. Following the consummation of the Merger, the equityholders of Gryphon will own approximately 92.5% of the fully diluted capital stock of KERN.

In connection with the entry by Gryphon and KERN into the Merger Agreement, Gryphon, KERN and the Holder entered into the Exchange Agreement, pursuant to which, among other matters and on the terms and subject to the conditions set forth therein, the Holder and the Company have agreed to exchange the Exchange Note Amount for the New Preferred Shares (each as defined therein) (collectively, the “Subject Securities”).

The Holder acknowledges and agrees that it will realize certain benefits in connection with the consummation of the Merger and the other Transactions, and desires to enter into this letter agreement (this “Agreement”) to provide its support for completion of the Acquiror Stockholder Approval Matters on the terms and conditions set forth herein. The Holder also acknowledges that Gryphon and KERN would not enter into the Merger Agreement but for the execution and delivery of this Agreement by the Holder. Accordingly, this Agreement sets out the terms and conditions of the agreement of the Holder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein.

In consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows.

1.           Definitions in Merger Agreement

All terms used in this Agreement that are not defined elsewhere in this Agreement and that are defined in the Merger Agreement shall have the respective meanings ascribed to them in the Merger Agreement.

2.           Appendices

The following Appendices attached hereto constitute an integral part of this Agreement:

Appendix A         -             Exchange Agreement

Appendix B         -             Merger Agreement

3.           Holder Support

In connection with the Acquiror Stockholder Approval Matters (and any other transactions contemplated in connection with the Merger Agreement), the Holder hereby covenants, undertakes and agrees from time to time, until such time as this Agreement is terminated in accordance with paragraph 8, to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all of the New Preferred Shares: (i) at any meeting of any of the securityholders of KERN at which the Holder or any registered or beneficial owner of the New Preferred Shares are entitled to vote to obtain the Acquiror Stockholder Approval; or (ii) in any action by written consent of the securityholders of KERN, in favor of the Acquiror Stockholder Approval Matters.

Annex J-1

4.           Restrictions with Respect to Subject Securities

The Holder hereby covenants and agrees that, from the date hereof until the earlier of (i) the Effective Time and (ii) the termination of this Agreement in accordance with paragraph 8, except as permitted by this Agreement, the Holder will:

(a)         not, directly or indirectly, option, sell, assign, transfer, pledge, encumber, grant a participation or security interest in or power of attorney over, hypothecate or otherwise convey or dispose of any Subject Securities, or any right or interest therein (legal or equitable), to any Person or group or Persons acting jointly or in concert or enter into any agreement, option or other arrangement to do any of the foregoing (each of the foregoing, a “Transfer”), other than to a corporation, partnership, limited liability company or other entity controlled solely by the Holder; provided, that a Transfer referred to in this sentence shall only be permitted if, as a precondition to such Transfer, the transferee agrees in writing, in form and substance reasonably acceptable to KERN, to be bound by all of the terms of this Agreement with respect to the Subject Securities; and provided further, that such entity shall remain solely controlled by the Holder until the earlier of: (i) the Effective Time; and (ii) the termination of this Agreement in accordance with paragraph 8. Any purported transfer of any Subject Securities or interest therein in violation of this paragraph 4(a) shall be null and void;

(b)         not, directly or indirectly, grant or agree to grant any proxy or other right to vote any (i) New Preferred Shares, (ii) any other shares of KERN common stock or preferred stock (“KERN Shares”) owned legally or beneficially by the Holder or any of its Affiliates as of the date of this Agreement, or over which the Holder or any of its Affiliates exercises direct or indirect control or discretion, or (iii) any KERN Shares with respect to which the Holder or any of its Affiliates acquires legal or beneficial ownership, or direct or indirect control or discretion, on or after the date of this Agreement (collectively, the “KERN Voting Securities”), except for any proxies granted to vote in favor of the Acquiror Stockholder Approval Matters in accordance with paragraph 5, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the stockholders of KERN or give consents or approval of any kind as to any KERN Voting Securities;

(c)         not vote or cause to be voted any KERN Voting Securities in favor of, and vote or cause to be voted all KERN Voting Securities against, any Acquisition Proposal or any other proposed action, transaction or agreement by or involving KERN or any of its Affiliates or the Holder or any other Person that could reasonably be expected to prevent, hinder or delay the successful completion of the Merger or any of the other Transactions;

(d)         other than set forth herein, take all such steps as are necessary or advisable to ensure that at all relevant times its KERN Voting Securities will not be subject to any stockholders’ agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a stockholders’ agreement, voting trust or other agreement affecting or restricting its ability to exercise all voting rights attaching to such KERN Voting Securities; and

(e)         not withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, support for the Acquiror Stockholder Approval Matters.

5.           Voting of KERN Voting Securities

The Holder hereby agrees with KERN that it will, on or before any meeting of any of the securityholders of KERN in respect of any Acquiror Stockholder Approval Matter, duly complete forms of proxy in respect of all of its KERN Voting Securities, and any other required documents in connection therewith, and cause same to be validly delivered in support of (and indicating that all KERN Voting Securities are voted in favor of approving) the Acquiror Stockholder Approval Matters and will not withdraw the forms of proxy except as expressly otherwise provided in this Agreement.

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6.           Representations and Warranties of the Holder

The Holder hereby represents and warrants to and covenants with KERN as follows, and acknowledges that KERN is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)         Incorporation; Authorization. The Holder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement. This Agreement has been duly executed and delivered by the Holder and, assuming due authorization, execution and delivery by KERN, constitutes a legal, valid and binding agreement enforceable by KERN against the Holder in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(b)         Ownership of Subject Securities. The Holder is the direct beneficial owner of the Exchange Note Amount and, following consummation of the Initial Exchange in accordance with the terms and subject to the conditions set forth in the Exchange Agreement, will be the direct beneficial owner of the New Preferred Shares. Subject to any Transfer permitted pursuant to paragraph 4(a), the Holder will be continuously up until the Effective Time, the direct beneficial owner of the Exchange Note Amount (prior to the consummation of the Initial Exchange) and the New Preferred Shares (following consummation of the Initial Exchange), in each case with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever. The Holder is not a party to, bound or affected by or subject to, any charter or by-law, contract, agreement provision, statute, regulation, judgment, order, decree or law which would be violated, contravened, breached by, or under which any default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

(c)         No Agreements. No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of the Exchange Note Amount, or any interest therein or right thereto, except pursuant to this Agreement.

(d)         Consents. No consent, waiver, approval, authorization, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Holder in connection with (i) the execution and delivery by the Holder and enforcement against the Holder of this Agreement, or (ii) the consummation of any transactions by the Holder provided for herein.

(e)         No Conflicts. None of the execution and delivery by the Holder of this Agreement or the compliance by the Holder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any organizational documents of the Holder; (ii) any contract to which the Holder is a party or by which the Holder is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable Law.

(f)          Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Holder, threatened against the Holder or any of its Affiliates, or the Exchange Note Amount or other property of the Holder or any of its Affiliates, and there is no judgment, decree or order against the Holder or its Affiliates, or the Exchange Note Amount or other property of the Holder or any of its Affiliates, that would adversely affect in any manner the ability of the Holder to enter into this Agreement or adversely affect the Holder’s ability to perform its obligations hereunder or the title of the Holder to the Exchange Note Amount.

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(g)         No Commitment. The Exchange Note Amount is not the subject of any commitment, undertaking or agreement, the terms of which would affect in any way the ability of the Holder to perform the Holder’s obligations as set out in this Agreement.

7.           Representations and Warranties of KERN

KERN hereby represents and warrants to the Holder as follows, and acknowledges that the Holder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)         Incorporation; Authorization. KERN is a corporation duly incorporated and validly existing under the laws of Delaware and it has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by KERN and constitutes a legal, valid and binding agreement enforceable by the Holder against KERN in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(b)         No Conflicts. None of the execution and delivery by KERN of this Agreement or the compliance by KERN with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any organizational documents of KERN; (ii) any contract to which KERN is a party or by which KERN is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable Law, except in each case as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of KERN to perform its obligations hereunder or that would reasonably be expected to prevent or materially delay the completion of the Merger or any of the other Transactions.

(c)         Legal Proceedings. There are no legal proceedings in progress or pending against or, to the knowledge of KERN, threatened against KERN or any of its Affiliates that would adversely affect in any manner the ability of KERN to enter into this Agreement and to perform its obligations hereunder or that would reasonably be expected to prevent or materially delay the completion of the Merger or any of the other Transactions.

8.           Termination

This Agreement shall terminate: (a) by a written instrument executed by each of the parties; (b) in the event that the Merger Agreement is validly terminated in accordance with its terms; (c) upon written notice by any party delivered to the other party at any time on or after September 30, 2023 or (d) at the Effective Time.

9.           Effect of Termination

If this Agreement is terminated in accordance with paragraph 8, the provisions of this Agreement will become void in relation to the Holder and KERN and no such party shall have liability to such other party in respect of whom this Agreement has been terminated, except in respect of a willful, intentional or material breach of the representations, warranties, obligations, terms or conditions of this Agreement which occurred prior to such termination in which case the non-breaching party to this Agreement shall be entitled to pursue any and all remedies at law or equity which may be available to it.

10.         Assignment

Subject to prior written notice to the Holder, KERN may assign all or part of its rights under this Agreement to an Affiliate of KERN. Other then as expressly contemplated by paragraph 4(a), this Agreement shall not be otherwise assignable by the Holder without the prior written consent of KERN, which consent may not be unreasonably withheld.

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11.         Time

Time shall be of the essence of this Agreement.

12.         Governing Law

This Agreement will be governed by, and interpreted and enforced in accordance with, the laws of the State of Delaware and the federal laws of the United States applicable therein. Each party hereto irrevocably submits to the non-exclusive jurisdiction of the courts of the State of Delaware with respect to any matter arising hereunder or related hereto. The parties to this Agreement hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the State of Delaware and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum. This paragraph 14 shall survive the termination of this Agreement.

13.         Amendments

This Agreement may be amended, modified or supplemented only by a written agreement signed by all of the parties hereto.

14.         Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

15.         Notices

(a)         Method of Delivery. Any notice, demand or other communication (in this paragraph, a “notice”) required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if:

(i)          sent by electronic means of sending messages (in this paragraph, “Electronic Transmission”), by either facsimile transmission (if specified below) or e-mail, during normal business hours on a Business Day, but notice by Electronic Transmission shall only be sufficient if the notice includes or is accompanied by the sender’s name and facsimile number or e-mail address as applicable, the date and time of transmission, and if sent by facsimile transmission the name and telephone number of a Person to contact in the event of facsimile transmission problems or if sent by e-mail acknowledgement that the transmission is transmitted to the sender by the recipient or the recipient’s electronic system; or

(ii)         delivered in person in a sealed package entitled Personal and Confidential addressed to the recipient during normal business hours on a Business Day and left with a receptionist or other responsible employee of the recipient, who is required to provide written acknowledgement of receipt, at the applicable address set forth below;

a.           in the case of a notice to the Holder, to the address indicated on the signature page hereto; and

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b.           in the case of a notice to KERN, addressed to it at:

Akerna Corp.

1550 Larimer Street, #246
Attention: Chief Exectuive Officer

Email: jlb@akerna.com

with a copy (that shall not constitute notice) to:

Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, CO 80202
Attention: Jason Brenkert
Telephone: (303) 352-1133
E-mail: brenkert.jason@dorsey.com

(b)         Deemed Delivery. Each notice sent in accordance with this paragraph shall be deemed to have been received:

(i)          in the case of personal delivery, if delivered before 5:00 p.m., on the day it was delivered; otherwise, on the first Business Day thereafter; or

(ii)         in the case of Electronic Transmission, on the same day that it was sent if sent on a Business Day and the electronic acknowledgement of delivery is received by the sender before 5:00 p.m. (recipient’s time) on such day, and otherwise on the first Business Day thereafter.

Any party hereto may change its address for notice by written notice delivered to the other parties hereto.

16.         Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the Holder will waive, in any action for specific performance, interlocutory, preliminary and permanent injunctive relief and/or any other equitable relief, the defence of adequacy of a remedy at law and any requirement for the securing or posting of any bond in connection with the obtaining of any such relief.

17.         Expenses

Except as otherwise provided in the Exchange Agreement, each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other related costs and expenses whatsoever and howsoever incurred.

18.         Counterparts

This Agreement may be executed in any number of counterparts. Each executed counterpart will be deemed to be an original. All executed counterparts taken together will constitute one agreement.

To evidence the fact that a party hereto has executed this Agreement, such party may send a copy of its executed counterpart to the other parties hereto by Electronic Transmission and if sent by email, in Portable Document File (PDF) format. That party will be deemed to have executed this Agreement on the date it sent such Electronic Transmission.

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19.         No Amendment, Modification or Waiver of Exchange Agreement. Nothing set forth in this Agreement shall amend, modify or waive any term or condition of the Exchange Agreement and in the event of any dispute between this Agreement the Exchange Agreement, the terms and conditions of the Exchange Agreement shall govern and supersede such conflicting terms and conditions herein.

20.         Independent Legal Advice

The Holder acknowledges that:

(a)         the Holder has read this Agreement in its entirety, understands this Agreement and agrees to be bound by its terms and conditions;

(b)         the Holder has been advised to seek independent legal advice with respect to the Holder executing and delivering this Agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and

(c)         the Holder is entering into this Agreement voluntarily.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.
SIGNATURE PAGES FOLLOW.]

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IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

HOLDER:
By:
Name:
Title:
Address:

Wire Instructions:

Signature Page to Voting and Support Agreement

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AKERNA CORP.
By:
Name:
Title:

Signature Page to Voting and Support Agreement

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Annex K

EXCHANGE AGREEMENT

This Exchange Agreement (the “Agreement”) is entered into as of this 27th day of January, 2023, by and between Akerna Corp., a Delaware corporation with offices located at 1550 Larimer Street, #246, Denver, Colorado 80202 (the “Company”), and the Holder signatory hereto (the “Holder”), with reference to the following facts:

A. Prior to the date hereof, pursuant to that certain Securities Purchase Agreement, dated as of October 5, 2021, by and between the Company and the investors party thereto (as amended, the “Securities Purchase Agreement”), the Company issued to such investors certain senior secured convertible notes (the “Notes”). Capitalized terms used but not otherwise defined herein shall have the meanings as set forth in the Securities Purchase Agreement (as amended hereby).

B. As of the date hereof, the Holder holds such aggregate principal amount of Notes as set forth on the signature page of the Holder attached hereto (the “Existing Note”).

C. Concurrently with the execution and delivery of this Agreement, the Company, Gryphon Digital Mining, Inc. (“Gryphon”) and Akerna Merger Co., a Delaware corporation (“Merger Sub”), are entering into an Agreement and Plan of Merger, in the form attached hereto as Exhibit A (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Gryphon (the “Merger”), with Gryphon surviving the Merger as a wholly owned subsidiary of the Company.

D. Pursuant to the Merger Agreement, following the consummation of the Merger, the equityholders of Gryphon will own approximately 92.5% of the fully diluted capital stock of the Company.

E. In connection with the entry by the Company and Gryphon into the Merger Agreement, the Company has authorized a new series of Preferred Stock of the Company designated as Series C Preferred Stock, $0.0001 par value, the terms of which are set forth in the certificate of designation for such series of Preferred Stock (the “New Certificate of Designation”) in the form attached hereto as Exhibit B (together with any shares of Series C Preferred Stock issued in replacement thereof in accordance with the terms thereof, the “Series C Preferred Stock”).

F. In connection with the completion of the Sale Transaction (as defined in the Merger Agreement) pursuant to that certain Securities Purchase Agreement by and among the Company, Akerna Canada Ample Exchange Co. and POSaBIT Systems Corporation dated the same date hereof (the “SPA”), at the Final Closing (as defined below) pursuant to one or more written releases in form and substance acceptable to the Company and the Holder (but only upon due execution and delivery of each such release in form and substance satisfactory to the parties thereto), the Company will require the Holder to consent to HT Investments MA LLC (the “Collateral Agent”) releasing of its security interest in and to all the assets of the Company’s subsidiary MJ Freeway, LLC (“MJF”) and its pledge of the membership interests of MJF, under that certain Amended and Restated Security and Pledge Agreement dated October 5, 2021 by and between, among others, the Company, MJF and the Collateral Agent (the “Security Agreement”) and that certain Amended and Restated Intellectual Property Security Agreement dated October 5, 2021 by and between, among others, the Company, MJF and the Collateral Agent (the “Pledge Agreement”), and release and terminate MJF from the guarantee by MJF of the obligations of the Company under the Notes, pursuant to that certain Amended and Restated Guaranty dated October 5, 2021 by and between, among others, MJF and the Collateral Agent (the “Guaranty Agreement” and, collectively with the Security Agreement and the Pledge Agreement, the “Security Documents”) (collectively, the “MJF Release”) and in connection with its completion of the Merger the Company will require the Holder to consent to the Collateral Agent releasing its security interest in and to all the remaining assets of the Company and the Company’s pledge of the shares and membership interests of its subsidiaries under the Security Agreement and Pledge Agreement and release and terminate the Guaranty Agreement in relation to the Company’s subsidiaries, other than MJF, that are a party thereto (the “Merger Release”).

G. As a condition and material inducement to Gryphon’s willingness to enter into the Merger Agreement and consummate the Merger, the Company and the Holder desire to, on the basis and subject to the terms and conditions set forth in this Agreement:

(a) subject to the conditions set forth in Section 1 below, including, without limitation, the Conversion Price (as defined in the Existing Note) having been adjusted downward to a conversion price as the parties mutually agree in writing, and as adjusted for stock splits, stock dividends, stock combinations,

Annex K-1

recapitalizations, and similar events) (the “Conversion Price Adjustment”), to exchange (the “Initial Exchange”) up to such maximum aggregate Conversion Amount (as defined in the Existing Note) of the Existing Note as set forth on the signature page of the Holder attached hereto (the “Maximum Note Amount”), but in no event greater than the lesser of (x) the aggregate amount then outstanding under the Existing Note and (y) such portion of the Maximum Note Amount that is convertible, pursuant to the terms of the Existing Note (after giving effect to the Conversion Price Adjustment), into 19.9% of the Common Stock outstanding as of the date of consummation of the Initial Exchange (such lesser amount, the “Exchange Note Amount,” and the aggregate number of shares of Common Stock then issuable upon conversion of the Exchange Note Amount immediately prior to giving effect to the Exchange, the “Exchange Share Amount”) into such aggregate number of shares of Series C Preferred Stock (the “New Preferred Shares”) with an aggregate voting power and economic value equal to the Exchange Share Amount;

(b) upon the consummation of any Subsequent Placement after the date hereof and prior to the time of consummation of the Merger (other than the consummation of the Merger itself), to apply no less than 50% of the gross proceeds from such Subsequent Placement to repay the aggregate amounts then outstanding under the Notes (until such time as no Notes remain outstanding), allocated pro rata to the holders of Notes then outstanding based upon the aggregate principal amount of Notes outstanding as of the time of such applicable Subsequent Placement (the “Subsequent Placement Redemptions”);

(c) at the Final Closing , grant the MJF Release in such written form as is mutually acceptable to the Company and the Holder;

(d) on or prior to the Final Closing, if any Notes (excluding the Series C Preferred Stock) then remain outstanding, the Company shall consummate one or more Company Optional Redemptions (as defined in the Notes) pursuant to Section 9(a) of the Notes (as amended hereby), using the lesser of (A) the difference of (I) the sum of (x) all cash then held by the Company (or any of its Subsidiaries) and (y) any cash to be paid, directly or indirectly, to the Company (or any of its Subsidiaries) in connection with the transactions contemplated by the Merger Agreement and/or the SPA, as applicable, less (II) $500,000 and (B) an aggregate amount of cash equal to the Company Optional Redemption Price of the aggregate Conversion Amount (as defined in the Notes) of the Notes then outstanding (with each such Company Optional Redemption allocated pro rata to the holders of Notes then outstanding based upon the aggregate principal amount of Notes then outstanding) (the “Cash Sweep”); and

(e) at the Final Closing, grant the Merger Release in such written form as is mutually acceptable to the Company and the Holder;

(f) at the Final Closing, (i) if any portion of the Existing Note remains outstanding other than such portion of the applicable Company Optional Redemption Price of the Notes to be paid in cash pursuant to the Cash Sweep, to exchange the remaining Conversion Amount of the Existing Note into such aggregate number of shares of Common Stock (the “New Note Exchange Shares”) equal to the quotient of (A) the applicable Company Optional Redemption Price of the remaining Conversion Amount of the Existing Note then outstanding divided by (B) the lower of (x) the lowest VWAP of the Common Stock during the five (5) Trading Day period ending, and including, the Trading Day immediately prior to the Final Closing Date (as defined below) and (y) the Conversion Price (as defined in the Notes) in effect as of the Final Closing Date; and (ii) in accordance with the terms of the Series C Certificate of Designations, the Series C Preferred Stock shall be exchanged into the Change of Control Redemption/Exchange Consideration (as defined in the Series C Certificate of Designations) (with any shares of Common Stock included in such applicable Change of Control Redemption/Exchange Consideration, if any, the “New Preferred Exchange Shares”, and together with the New Note Exchange Shares, the “Final Closing Exchange Shares”); provided, however, that to the extent that any issuances of Final Closing Exchange Shares to the Holder at the Final Closing in accordance herewith or pursuant to the Series C Certificate of Designations, as applicable would result in such Holder and its other Attribution Parties (as defined in the Existing Note) exceeding the Maximum Percentage (as defined in the Existing Note) (as calculated in accordance with Section 3(d)(i) of the Existing Note) (a “Maximum Percentage Event”), then such Holder shall not be entitled to receive such aggregate number of Final Closing Exchange Shares in excess of the Maximum Percentage (and shall not have beneficial ownership of such Final Closing Exchange Shares (or other equivalent security) as a result of the Final Closing (and beneficial ownership) to such extent of any such excess), such remaining portion of such Final

Annex K-2

Closing Exchange Shares that would have otherwise been issued to the Holder at the Final Closing (such remaining portion of Final Closing Exchange Shares, the “Abeyance Shares”), such portion of the Existing Note and/or shares of Series C Preferred Stock, as applicable, shall alternatively be exchanged for the right to receive such Abeyance Shares (with a beneficial ownership and issuance limitation substantially in the form of Section 3(d) of the Existing Note, mutatis mutandis), at such time or times as its right thereto would not result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times, if any, such Holder shall be granted such remaining portion of such Abeyance Shares in accordance herewith and/or pursuant to the Series C Certificate of Designations, as applicable (the exchanges contemplated by this clause (f) of paragraph G, collectively, the “Final Exchange”, and, together with the Subsequent Placement Redemptions, the Initial Exchange and the Cash Sweep, the “Transactions”).

H. The New Preferred Shares, the Final Closing Exchange Shares and this Agreement and such other documents and certificates related thereto are collectively referred to herein as the “Exchange Documents.”

I. The Exchange is being made in reliance upon the exemption from registration requirements of the Securities Act of 1933, as amended (the “1933 Act”), provided by Section 3(a)(9) promulgated thereunder.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants hereinafter contained, the sufficiency of which is acknowledged by the parties, the parties hereto agree as follows:

1. Waiver; Company Optional Redemptions; Subsequent Placement Redemption. Effective as of the Effective Time (as defined below), the Company and the Holder each hereby waives, in part, the terms and conditions of Section 9(a) of the Notes such that, in connection with any Subsequent Placement Redemption and/or the Cash Sweep, as applicable, the Existing Note shall be subject to a Company Optional Redemption (as defined in the Existing Note) (for the avoidance off doubt, at the applicable Company Optional Redemption Price (as defined in the Existing Note) of the Conversion Amount subject to such Company Optional Redemption) without the requirement to satisfy any Equity Conditions (as defined in the Existing Note) and a Company Optional Redemption Date (as defined in the Existing Note) as of the date of consummation of such Subsequent Placement and/or the Cash Sweep, as applicable. The Company agrees, upon the consummation of any Subsequent Placement after the date hereof, to consummate Subsequent Placement Redemptions with respect thereto concurrently therewith and otherwise in accordance with the mechanics of such Company Optional Redemption as set forth in the Existing Note. Effective as of the Effective Time (as defined below), unless and until the Merger Agreement terminates prior to the consummation of the transactions contemplated thereunder, the Holder hereby waives, in part, the Available Cash Test (as defined in the Existing Note) in Section 14(r)(i) of the Existing Note and the Daily Available Cash Test (as defined in Section 4(ff) of the Securities Purchase Agreement), such that the Available Cash Test and the Daily Available Cash Test shall be deemed satisfied for the Holder if at least $1,308,157 is held in the Master Restricted Account of the Holder.

2. Exchanges; Releases.

2.1 Initial Exchange. On the Initial Closing Date (as defined below), subject to the terms and conditions of this Agreement, the Holder shall, and the Company shall, pursuant to Section 3(a)(9) of the 1933 Act, exchange the Exchange Note Amount for the New Preferred Shares.

2.2 Final Exchange. On the Final Closing Date (as defined below), subject to the terms and conditions of this Agreement and the Series C Certificate of Designations, as applicable, the Holder shall, and the Company shall, pursuant to Section 3(a)(9) of the 1933 Act, exchange (x) the remaining Existing Note then outstanding for the New Note Exchange Shares and (y) the New Preferred Shares then outstanding for the New Preferred Exchange Shares.

2.3 Cash Sweep. The Company agrees, on or prior to the time of consummation of the Final Closing Date, to consummate the Cash Sweep and wire the proceeds, by U.S. dollars and immediately available funds to the holders of Notes in accordance with the instructions of such holders of Notes delivered to the Company in writing (which may be one or more e-mails) on or prior to the Final Closing Date.

Annex K-3

2.4 Releases and Termination of Security Documents and Securities Purchase Agreement. Subject to the conditions set forth in Section 4.1.2 below, including, without limitation, the consummation of the Final Exchange and the Cash Sweep, and the Company and the Holder mutually agreeing to a form of MJF Release and the Company, Gryphon and the Holder mutually agreeing to a form of Merger Release, on the Final Closing Date, the Holder will execute and deliver the MJF Release and the Merger Release to the Company and Gryphon, the Security Documents and the Securities Purchase Agreement shall terminate, the Existing Note and the shares of Series C Preferred Stock shall no longer be outstanding, and neither the Company nor the Holder shall have any further rights, obligations or liabilities thereunder other than as set forth in this Agreement.

3. The Closings.

3.1 Initial Closing. Subject to the conditions set forth in Section 4.1.1 below, the Initial Exchange shall take place via the electronic exchange of documents, securities and signatures, no later than two Business Days following the effectiveness of the Conversion Price Adjustment or at such other time and place as the Company and the Holder mutually agree (the “Initial Closing” and the “Initial Closing Date”); provided, that the Initial Closing shall take place no later than one Business Day prior to the record date for the meeting of the Company’s stockholders to vote on the Merger Agreement and the other transactions contemplated thereby.

3.2 Final Closing. Subject to the conditions set forth in Section 4.1.2 below, the Final Exchange shall take place via the electronic exchange of documents, securities and signatures, at such time and place as the Company and the Holder mutually agree (the “Final Closing” and the “Final Closing Date”). The Initial Closing and the Final Closing are each referred to herein as a “Closing”, and the Initial Closing Date and the Final Closing Date are each referred to herein as a “Closing Date”.

4. Closing Conditions to Each Closing.

4.1 Condition’s to the Holder’s Obligations at each Closing

4.1.1 Condition’s to the Holder’s Obligations at the Initial Closing. The obligation of the Holder to consummate the Initial Exchange is subject to the fulfillment (or waiver, at the sole option of the Holder), to the Holder’s reasonable satisfaction, prior to or at the Initial Closing, of each of the following conditions:

4.1.1.1 Representations and Warranties. Each and every representation and warranty of the Company set forth herein shall be true and correct in all material respects (except where qualified by materiality or material adverse effect, which shall be true and correct in all respect) as of the date when made and as of the Initial Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Initial Closing Date. The Holder shall have received a certificate, duly executed by the Chief Executive Officer of the Company, dated as of the Initial Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Holder in the form acceptable to the Holder.

4.1.1.2 Conversion Price Adjustment. Prior to the Initial Closing, the Conversion Price Adjustment shall have occurred.

4.1.1.3 New Certificate of Designations. The New Certificate of Designations shall have been properly filed with the Secretary of State of Delaware and shall be in full force and effect. The Company shall have delivered to the Holder a certified copy of the Certificate of Incorporation (including the New Certificate of Designations) as certified by the Delaware Secretary of State within ten (10) days of the Initial Closing Date.

Annex K-4

4.1.1.4 Issuance of Securities. At the Initial Closing, the Company shall issue the New Preferred Shares on the books and records of the Company.

4.1.1.5 No Actions. No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any court, governmental agency or authority or legislative body to enjoin, restrain, prohibit or obtain substantial damages in respect of, this Agreement or the consummation of the transactions contemplated by this Agreement.

4.1.1.6 Proceedings and Documents. All proceedings in connection with the transactions contemplated hereby and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Holder, and the Holder shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request. The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the Initial Exchange, including without limitation, those required by the Principal Market, if any.

4.1.1.7 No Event of Default. On each Trading Day during the twenty (20) Trading Days immediately preceding the Initial Closing Date and the Initial Closing Date, no Event of Default (as defined in the Existing Note) or event that with the passage of time or giving of notice would constitute an Event of Default shall have occurred (unless waived in writing by the Required Holders (as defined in the Existing Note)).

4.1.1.8 Listing. On each Trading Day during the twenty (20) Trading Days immediately preceding the Initial Closing Date and the Initial Closing Date, the Common Stock (I) shall be designated for quotation or listed on an Eligible Market and (II) shall not have been suspended.

4.1.1.9 No Material Non-Public Information. As of the Initial Closing Date, the Holder shall not be in possession of any material, nonpublic information received from Gryphon, the Company, any Subsidiary or its respective agents or Affiliates.

4.1.1.10 Merger Agreement. As of the Initial Closing Date, the Merger Agreement shall remain in full force and effect, shall not have been terminated by any Person and the conditions to the consummation of the Merger set forth therein shall be reasonably capable of being satisfied by the parties thereto (and the Company and Gryphon shall have no knowledge of any reason why any condition to Initial Closing therein would not be reasonably capable of being satisfied), as evidenced by a certificate executed by a duly authorized officer of each of the Company and Gryphon.

4.1.1.11 Financing. The Company will have completed a Subsequent Placement for at least $500,000 in aggregate gross proceeds within 30 calendar days of the Effective Time, or such other date as the Company and the Holder may mutually agree in writing and such Subsequent Placement will not include any offering of Excluded Securities (as defined in the Existing Notes).

4.1.2 Condition’s to the Holder’s Obligations at the Final Closing. The obligation of the Holder to consummate the Final Exchange is subject to the fulfillment (or waiver, at the sole option of the Holder), to the Holder’s reasonable satisfaction, prior to or at the Final Closing, of each of the following conditions:

4.1.2.1 Representations and Warranties. Each and every representation and warranty of the Company set forth herein shall be true and correct in all material respects (except where qualified by materiality or material adverse effect, which shall be true and correct in all respect) as of the date when made and as of the Final Closing Date as though originally made at that time (except for representations and warranties that speak

Annex K-5

as of a specific date, which shall be true and correct as of such specific date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Final Closing Date. The Holder shall have received a certificate, duly executed by the Chief Executive Officer of the Company, dated as of the Final Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Holder in the form acceptable to the Holder.

4.1.2.2 Issuance of Securities. At the Final Closing, the Company shall issue the Final Closing Exchange Shares on the books and records of the Company.

4.1.2.3 No Actions. No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any court, governmental agency or authority or legislative body to enjoin, restrain, prohibit or obtain substantial damages in respect of, this Agreement or the consummation of the transactions contemplated by this Agreement.

4.1.2.4 Proceedings and Documents. All proceedings in connection with the transactions contemplated hereby and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Holder, and the Holder shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request. The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the Final Exchange and the transactions contemplated by the Merger Agreement, including without limitation, those required by the Principal Market, if any.

4.1.2.5 No Event of Default. On each Trading Day during the twenty (20) Trading Days immediately preceding the Final Closing Date and the Final Closing Date, no Event of Default (as defined in the Existing Note) or event that with the passage of time or giving of notice would constitute an Event of Default shall have occurred (unless waived in writing by the Required Holders (as defined in the Existing Note)).

4.1.2.6 Listing. On each Trading Day during the twenty (20) Trading Days immediately preceding the Final Closing Date and the Final Closing Date, the Common Stock (I) shall be designated for quotation or listed on an Eligible Market and (II) shall not have been suspended.

4.1.2.7 No Material Non-Public Information. During the period commencing on the Initial Closing Date, through and including, the Final Closing Date, the Holder shall not be in possession of any material, nonpublic information received from Gryphon, the Company, any Subsidiary or its respective agents or Affiliates.

4.1.2.8 Cash Sweep. The Company shall have consummated the Cash Sweep in accordance with Section 2.3 above.

4.1.2.9 Merger Agreement. As of the Final Closing Date, the Merger Agreement shall remain in full force and effect, shall not have been terminated by any Person and the conditions to the consummation of the Merger set forth therein shall be satisfied in full (or waived) other than such actions that shall occur on the Final Closing Date at the time of consummation of the transactions contemplated by the Merger Agreement (all of which are reasonably capable of being satisfied by the parties thereto on the Final Closing Date (and the Company and Gryphon shall have no knowledge of any reason why any condition to the consummation of the transactions contemplated by the Merger Agreement would not be reasonably capable of being satisfied and consummated on the Final Closing Date), as evidenced by a certificate executed by a duly authorized officer of each of the Company and Gryphon.

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4.2 Condition’s to the Company’s Obligations to Each Closing.

4.2.1 Condition’s to the Company’s Obligations to the Initial Closing. The obligation of the Company to consummate the Exchange is subject to the fulfillment (or waiver, at the sole option of the Company), to the Company’s reasonable satisfaction, prior to or at the Initial Closing in question, of each of the following conditions:

4.2.1.1 Representations and Warranties. The representations and warranties of the Holder set forth herein shall be true and correct in all material respects as of the date when made and as of the Initial Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Holder shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Holder at or prior to the Initial Closing Date.

4.2.1.2 Waiver. Each Other Holder (as defined below) shall have duly executed and delivered to the Company an agreement in the form of this Agreement, which shall remain in full force and effect.

4.2.1.3 No Actions. No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any court, governmental agency or authority or legislative body to enjoin, restrain, prohibit, or obtain substantial damages in respect of, this Agreement or the consummation of the transactions contemplated by this Agreement.

4.2.1.4 Proceedings and Documents. All proceedings in connection with the transactions contemplated hereby and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Company and the Company shall have received all such counterpart originals or certified or other copies of such documents as the Company may reasonably request.

4.2.2 Condition’s to the Company’s Obligations to the Final Closing. The obligation of the Company to consummate the Exchange is subject to the fulfillment (or waiver, at the sole option of the Company), to the Company’s reasonable satisfaction, prior to or at the Final Closing in question, of each of the following conditions:

4.2.2.1 Representations and Warranties. The representations and warranties of the Holder set forth herein shall be true and correct in all material respects as of the date when made and as of the Final Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Holder shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Holder at or prior to the Final Closing Date.

4.2.2.2 Waiver. Each Other Holder (as defined below) shall have duly executed and delivered to the Company an agreement in the form of this Agreement, which shall remain in full force and effect.

4.2.2.3 No Actions. No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any court, governmental agency or authority or legislative body to enjoin, restrain, prohibit, or obtain substantial damages in respect of, this Agreement or the consummation of the transactions contemplated by this Agreement.

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4.2.2.4 Proceedings and Documents. All proceedings in connection with the transactions contemplated hereby and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Company and the Company shall have received all such counterpart originals or certified or other copies of such documents as the Company may reasonably request.

4.2.2.5 Releases. The Holder and each Other Holder shall have executed and delivered the MJF Release and the Merger Release to the Company and Gryphon.

5. Delivery of Securities; Payment; Effective Time.

5.1 Delivery of Securities

5.1.1 Delivery of Securities at Initial Closing. Within five (5) Trading Days after the Initial Closing Date, the Company shall deliver the New Preferred Shares in certificate or book entry form to the Holder. Notwithstanding the foregoing, as of the Initial Closing Date, the Holder shall be deemed for all corporate purposes to have become the holder of record of the New Preferred Shares and shall be entitled to exercise all of its rights with respect to the New Preferred Shares and, irrespective of the date the Company delivers such certificate evidencing the New Preferred Shares (or evidence of book entry issuance, as applicable).

5.1.2 Delivery of Securities at Final Closing. On the Final Closing Date, the Company shall deliver the Final Closing Exchange Shares to the Holder by deposit/withdrawal at custodian in accordance with the DWAC instructions delivered to the Company in writing on or prior to the Final Closing Date (which writing may be an e-mail), which Final Closing Exchange Shares shall be issued without a securities laws restrictive legend and shall be freely tradable by the Holder. Notwithstanding the foregoing, as of the Final Closing Date, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Final Closing Exchange Shares and shall be entitled to exercise all of its rights with respect to the Final Closing Exchange Shares and, irrespective of the date the Company delivers such Final Closing Exchange Shares.

5.2 Payment. On or prior to the Effective Time, the Company shall pay (the “Payment”), in U.S. dollars and immediately available funds, the Legal Fee Amount (as defined below) to Kelley Drye & Warren LLP.

5.3 Effective Time. This Agreement shall be deemed to be effective (the “Effective Time”) upon the later of (i) the time of full execution and delivery by the parties hereto of this Agreement and the other Exchange Documents, and (ii) the time of receipt of the Payment (unless the Holder elects by written notice to the Company, which may be an e-mail, to permit the Effective Time to occur prior to the Payment).

6. Ratifications; Incorporation of Terms under Transaction Documents.

6.1 Ratifications. Except as otherwise expressly provided herein, the Securities Purchase Agreement, and each other Transaction Document, is, and shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects, except that on and after the date hereof: (i) all references in the Securities Purchase Agreement to “this Agreement,” “hereto,” “hereof,” “hereunder” or words of like import referring to the Securities Purchase Agreement shall mean the Securities Purchase Agreement as amended by this Agreement, and (ii) all references in the other Transaction Documents to the “Securities Purchase Agreement,” “thereto,” “thereof,” “thereunder” or words of like import referring to the Securities Purchase Agreement shall mean the Securities Purchase Agreement as amended by this Agreement and the Exchange Documents.

6.2 Amendments and Incorporation of Terms under Transaction Documents. Effective as of the Effective Time, the Securities Purchase Agreement and each of the other Transaction Documents are hereby amended as follows (and any such agreements, covenants and related provisions therein shall be deemed incorporated by reference herein, mutatis mutandis, as amended as such):

6.2.1 The defined term “Notes” is hereby amended to include the New Preferred Shares (as defined herein).

Annex K-8

6.2.2 The defined term “Conversion Shares” is hereby amended to include the Final Closing Exchange Shares.

6.2.3 The defined term “Transaction Documents” is hereby amended to include this Agreement and the Exchange Documents and the New Certificate of Designation.

7. Representations and Warranties. Except as set forth in the correspondingly numbered Section of the Disclosure Schedules, the Company represents and warrants to the Holder that the statements contained in this Section 7 are true and correct as of the date hereof and will be at each of the Effective Time, the Initial Closing Date and the Final Closing Date:

7.1 Organization and Qualification. Each of the Company and each of its Subsidiaries are entities duly organized and validly existing and in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authority to own their properties and to carry on their business as now being conducted and as presently proposed to be conducted. Each of the Company and each of its Subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect (as defined below). As used in this Agreement, “Material Adverse Effect” means any material adverse effect on (i) the business, properties, assets, liabilities, operations (including results thereof), condition (financial or otherwise) or prospects of the Company or any Subsidiary, individually or taken as a whole, (ii) the transactions contemplated hereby or in any of the other Exchange Documents and/or the Merger Agreement or (iii) the authority or ability of the Company or any of its Subsidiaries to perform any of their respective obligations under any of the Exchange Documents (as defined below) and/or the Merger Agreement. Other than the Persons (as defined below) listed in the SEC Documents (as defined in Section 7.8 below) and Merger Sub, the Company has no Subsidiaries. “Subsidiaries” means any Person in which the Company, directly or indirectly, (I) owns any of the outstanding capital stock or holds any equity or similar interest of such Person or (II) controls or operates all or any part of the business, operations or administration of such Person, and each of the foregoing, is individually referred to herein as a “Subsidiary.” For purposes of this Agreement, (x) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any Governmental Entity or any department or agency thereof and (y) “Governmental Entity” means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi-national organization or body; or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.

7.2 Authorization and Binding Obligation. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by the Exchange Documents and to consummate the Transactions (including, without limitation, the issuance of the New Preferred Shares in accordance with the terms hereof and the reservation for issuance and issuance of the Final Closing Exchange Shares in accordance herewith and/or pursuant to the Series C Certificate of Designations, as applicable). The execution and delivery of the Exchange Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the New Preferred Shares in accordance with the terms hereof and the reservation for issuance and issuance of the Final Closing Exchange Shares in accordance herewith and/or pursuant to the Series C Certificate of Designations, as applicable, has been duly authorized by the Company’s Board of Directors and no further filing, consent, or authorization is required by the Company, its Board of Directors or its stockholders. This Agreement and the other Exchange Documents have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of

Annex K-9

the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities laws.

7.3 No Conflict. The execution, delivery and performance of the Exchange Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the New Preferred Shares in accordance with the terms hereof and the reservation for issuance and issuance of the Final Closing Exchange Shares in accordance herewith and/or pursuant to the Series C Certificate of Designations, as applicable) will not (i) result in a violation of the Certificate of Incorporation (as defined below) or any other organizational documents of the Company or any of its Subsidiaries, any capital stock of the Company or any of its Subsidiaries or Bylaws (as defined below) of the Company or any of its Subsidiaries, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) to the Knowledge of the Company, result in a violation of any law, rule, regulation, order, judgment or decree (including foreign, federal and state securities laws and regulations and the rules and regulations of the Nasdaq Capital Market (the “Principal Market”) and including all applicable federal laws, rules and regulations) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected. For purposes of this Agreement, the term “Knowledge of the Company” or any other similar knowledge qualification, means the actual or constructive knowledge of any director or officer of the Company, after due inquiry.

7.4 No Consents. Neither the Company nor any Subsidiary is required to obtain any consent from, authorization or order of, or make any filing or registration with the Securities and Exchange Commission (the “SEC”) or state securities agencies, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its respective obligations under or contemplated by this Agreement and the Exchange Documents, in each case, in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company or any Subsidiary is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof, and neither the Company nor any of its Subsidiaries are aware of any facts or circumstances which might prevent the Company or any of its Subsidiaries from obtaining or effecting any of the registration, application or filings contemplated by the Exchange Documents. Except as disclosed in the SEC Documents (as defined in Section 7.8 below), the Company is not in violation of the requirements of the Principal Market and has no knowledge of any facts or circumstances which would reasonably lead to delisting or suspension of the Common Stock in the foreseeable future.

7.5 Securities Law Exemptions. Assuming the accuracy of the representations and warranties of the Holder contained herein, the offer and issuance by the Company of the New Preferred Shares and the Final Closing Exchange Shares in accordance herewith and/or pursuant to the Series C Certificate of Designations, as applicable is exempt from registration under the 1933 Act pursuant to the exemption provided by Rule 3(a)(9) thereof. The Company acknowledges and agrees that no cash consideration shall be paid, or be required to be paid, directly, or indirectly, by the Holder to the Company in connection with any of the Transactions.

7.6 Issuance of New Preferred Shares and Final Closing Exchange Shares. The issuance of the New Preferred Shares are duly authorized and, upon issuance in accordance with the terms of this Agreement, the New Preferred Shares shall be validly issued, fully paid and non-assessable and free from all preemptive or similar rights, mortgages, defects, claims, liens, pledges, charges, taxes, rights of first refusal, encumbrances, security interests and other encumbrances (collectively “Encumbrances”) with respect to the issue thereof. The Company has reserved a sufficient number of Common Stock issuable in the Final Exchange to consummate the Final Exchange in accordance herewith (and/or pursuant to the Series C Certificate of Designations, as applicable), and when the

Annex K-10

Final Closing Exchange Shares are issued accordance herewith (and/or pursuant to the Series C Certificate of Designations, as applicable), the Final Closing Exchange Shares, when issued, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights or Encumbrances with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Stock.

7.7 Transfer Taxes. On the date hereof, all share transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the issuance of the New Preferred Shares and the Final Closing Exchange Shares to be exchanged with the Holder hereunder (and/or pursuant to the Series C Certificate of Designations, as applicable) will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

7.8 SEC Documents; Financial Statements. As of the Effective Time, the Company has met all of its filing requirements of periodic reports under Section 13 or Section 15(d) of Securities Exchange Act of 1934, as amended (the “1934 Act”) (all of the foregoing filed prior to the date hereof, including without limitation, Current Reports on Form 8-K filed by the Company with the SEC whether required to be filed or not (but excluding Item 7.01 thereunder), and all exhibits and appendices included therein (other than Exhibits 99.1 to Form 8-K) and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). Upon request by the Holder, the Company has delivered or has made available to the Holder or its representatives true, correct and complete copies of each of the SEC Documents not available on the EDGAR system. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing. Such financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”), consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate). No other information provided by or on behalf of the Company to the Holder which is not included in the SEC Documents (including, without limitation, information in the disclosure schedules to this Agreement) contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein not misleading, in the light of the circumstance under which they are or were made. The Company is not currently contemplating to amend or restate any of the financial statements (including, without limitation, any notes or any letter of the independent accountants of the Company with respect thereto) included in the SEC Documents (the “Financial Statements”), nor is the Company currently aware of facts or circumstances which would require the Company to amend or restate any of the Financial Statements, in each case, in order for any of the Financials Statements to be in compliance with GAAP and the rules and regulations of the SEC. The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of the Financial Statements or that there is any need for the Company to amend or restate any of the Financial Statements.

7.9 Absence of Certain Changes. Except as set forth in the SEC Documents, since the date of the Company’s most recent audited financial statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, there has been no material adverse change and no material adverse development in the business, assets, liabilities,

Annex K-11

properties, operations (including results thereof), condition (financial or otherwise) or prospects of the Company or any of its Subsidiaries, provided that the parties agree that the execution of the SPA and the Merger Agreement do not constitute a material adverse change or material adverse development. Except as set forth in the SEC Documents, since the date of the Company’s most recent audited financial statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, neither the Company nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, outside of the ordinary course of business or (iii) made any capital expenditures, individually or in the aggregate, outside of the ordinary course of business. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does the Company or any Subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so.

7.10 No Undisclosed Events, Liabilities, Developments or Circumstances. Except as set forth in the SEC Documents, no event, liability, development or circumstance has occurred or exists, or is reasonably expected to exist or occur with respect to the Company, any of its Subsidiaries or any of their respective businesses, properties, liabilities, prospects, operations (including results thereof) or condition (financial or otherwise), that (i) would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form S-1 filed with the SEC relating to an issuance and sale by the Company of its Common Stock and which has not been publicly announced, (ii) would reasonably expected to have a material adverse effect on the Holder’s investment hereunder or (iii) would reasonably be expected to have a Material Adverse Effect on the Company .

7.11 Conduct of Business; Regulatory Permits. Neither the Company nor any of its Subsidiaries is in violation of any term of or in default under its Certificate of Incorporation, any certificate of designation, preferences or rights of any other outstanding series of Preferred Stock of the Company or any of its Subsidiaries or Bylaws or their organizational charter, certificate of formation, memorandum of association, articles of association, Certificate of Incorporation or bylaws, respectively. Except as set forth in the SEC Documents, neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except in all cases for possible violations which could not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth in the SEC Documents, without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of the Principal Market and has no knowledge of any facts or circumstances that could reasonably lead to delisting or suspension of the Common Stock by the Principal Market in the foreseeable future. Except as set forth in the SEC Documents, during the two years prior to the date hereof, (i) the Common Stock has been listed or designated for quotation on the Principal Market, (ii) trading in the Common Stock has not been suspended by the SEC or the Principal Market and (iii) the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Common Stock from the Principal Market. The Company and each of its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. There is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as

Annex K-12

currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries.

7.12 Transactions With Affiliates. Except as set forth in the SEC Documents, no current or former employee, partner, director, officer or stockholder (direct or indirect) of the Company or its Subsidiaries, or any associate, or, to the knowledge of the Company, any affiliate of any thereof, or any relative with a relationship no more remote than first cousin of any of the foregoing, is presently, or has ever been, (i) a party to any transaction with the Company or its Subsidiaries (including any contract, agreement or other arrangement providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring payments to, any such director, officer or stockholder or such associate or affiliate or relative Subsidiaries (other than for ordinary course services as employees, consultants, officers or directors of the Company or any of its Subsidiaries)) or (ii) the direct or indirect owner of an interest in any corporation, firm, association or business organization which is a competitor, supplier or customer of the Company or its Subsidiaries (except for a passive investment (direct or indirect) in less than 5% of the common stock of a company whose securities are traded on or quoted through an Eligible Market), nor does any such Person receive income from any source other than the Company or its Subsidiaries which relates to the business of the Company or its Subsidiaries or should properly accrue to the Company or its Subsidiaries. Except as set forth in the SEC Documents, no employee, officer, stockholder or director of the Company or any of its Subsidiaries or member of his or her immediate family is indebted to the Company or its Subsidiaries, as the case may be, nor is the Company or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, and (iii) for other standard employee benefits made generally available to all employees or executives (including stock option agreements outstanding under any stock option plan approved by the Board of Directors of the Company).

7.13 Equity Capitalization.

7.13.1 Definitions:

7.13.1.1 “Common Stock” means (x) the Company’s shares of common stock, $0.0001 par value per share, and (y) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such Common Stock.

7.13.1.2 “Preferred Stock” means (x) the Company’s blank check preferred stock, $0.0001 par value per share, the terms of which may be designated by the board of directors of the Company in a certificate of designation and (y) any capital stock into which such Preferred Stock shall have been changed or any share capital resulting from a reclassification of such Preferred Stock (other than a conversion of such preferred stock into Common Stock in accordance with the terms of such certificate of designations).

7.13.2 Authorized and Outstanding Capital Stock. As of the date hereof, the authorized capital stock of the Company consists of (A)150,000,000 shares of Common Stock, of which, 4,602,780 are issued and outstanding as of the date hereof and 5,686,642 are reserved for issuance pursuant to Convertible Securities (as defined below), in each case exercisable or exchangeable for, or convertible into, shares of Common Stock, and (B) 5,000,000 shares of Preferred Stock, of which (i) 400,000 have been designated as Series A Preferred Stock of which none are issued and outstanding; and, (ii) 100,000 have been designated as Series B Preferred Stock of which none are issued and outstanding, and (iii) one (1) has been designated as Special Voting Preferred Stock of which one (1) is issued and outstandingly. No shares of Common Stock are held in the treasury of the Company. “Convertible Securities” means any capital stock or other security of the Company or any of its Subsidiaries that is at any time and under any circumstances directly or indirectly convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any capital stock or other security of the Company (including, without limitation, Common Stock) or any of its Subsidiaries.

Annex K-13

7.13.3 Valid Issuance; Available Shares; Affiliates. All of such outstanding shares of Common Stock are duly authorized and have been, or upon issuance will be, validly issued and are fully paid and nonassessable. The SEC Documents set forth the number of shares of Common Stock that are (A) reserved for issuance pursuant to Convertible Securities and (B) that are, as of the date hereof, owned by Persons who are “affiliates” (as defined in Rule 405 of the 1933 Act and calculated based on the assumption that only officers, directors and holders of at least 10% of the Company’s issued and outstanding Common Stock are “affiliates” without conceding that any such Persons are “affiliates” for purposes of federal securities laws) of the Company or any of its Subsidiaries.

7.13.4 Existing Note; Obligations. Except as disclosed in the SEC Documents: (A) none of the Company’s or any Subsidiary’s shares, interests or capital stock is subject to any Encumbrances; (B) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares, interests or capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or capital stock of the Company or any of its Subsidiaries; (C) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act; (D) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (E) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the New Preferred Shares or the Final Closing Exchange Shares; and (F) neither the Company nor any Subsidiary has any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. Any shares of Common Stock issued (or issuable) upon conversion of the Existing Note on or prior to the Final Closing Date shall be freely tradeable, issued without restrictive legends and delivered to the Holder in accordance with the terms of the Transaction Documents.

7.13.5 Organizational Documents. The Company has furnished or has made available to the to the Holder by filing on the SEC EDGAR system true, correct and complete copies of the Company’s Certificate of Incorporation, as amended and as in effect on the date hereof (the “Certificate of Incorporation”), and the Company’s bylaws, as amended and as in effect on the date hereof (the “Bylaws”), and the terms of all Convertible Securities and the material rights of the holders thereof in respect thereto.

7.14 Indebtedness and Other Contracts. Neither the Company nor any of its Subsidiaries, (i) except as disclosed in the SEC Documents, has any outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound, (ii) is a party to any contract, agreement or instrument, except as disclosed in the SEC Documents, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) has any financing statements securing obligations in any amounts filed in connection with the Company or any of its Subsidiaries, except as disclosed in the SEC Documents; (iv) is in violation of any term of, or in default under, any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (v) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries have any liabilities or obligations required to be disclosed in the SEC Documents which are not so

Annex K-14

disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company’s or its Subsidiaries’ respective businesses and which, individually or in the aggregate, do not or could not have a Material Adverse Effect.

7.15 Litigation. Except as otherwise disclosed by the Company in its SEC Documents or as set forth on Schedule 7.15 hereto,, there is no action, suit, arbitration, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, other Governmental Entity, self-regulatory organization or body pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, the Common Stock or any of the Company’s or its Subsidiaries’ officers or directors that would reasonably be expected to have a Material Adverse Effect on the Company or its Subsidiaries, whether of a civil or criminal nature or otherwise, in their capacities as such. No director, officer or employee of the Company or any of its Subsidiaries has willfully violated 18 U.S.C. §1519 or engaged in spoliation in reasonable anticipation of litigation. Without limitation of the foregoing, there has not been, and to the Knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company, any of its Subsidiaries or any current or former director or officer of the Company or any of its Subsidiaries. The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the 1933 Act or the 1934 Act. Neither the Company nor any of its Subsidiaries is subject to any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity.

7.16 Disclosure. The Company confirms that neither it nor any other Person acting on its behalf has provided the Holder or its agents or counsel with any information that constitutes or would reasonably be expected to constitute material, non-public information concerning the Company or any of its Subsidiaries, other than the existence of the transactions contemplated by this Agreement and the other Exchange Documents. The Company understands and confirms that the Holder will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Holder regarding the Company and its Subsidiaries, their businesses and the transactions contemplated hereby, including the schedules to this Agreement, furnished by or on behalf of the Company or any of its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Company or any of its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, liabilities, prospects, operations (including results thereof) or conditions (financial or otherwise), which, under applicable law, rule or regulation, requires public disclosure at or before the date hereof or announcement by the Company but which has not been so publicly announced or disclosed.

8. Holder’s Representations and Warranties. As a material inducement to the Company to enter into this Agreement and consummate the Transactions, the Holder represents, warrants and covenants with and to the Company as of the date hereof and each of the Effective Time, the Initial Closing Date and the Final Closing Date, as follows:

8.1 Reliance on Exemptions. The Holder understands that the New Preferred Shares and the Final Closing Exchange Shares are being offered and exchanged in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Holder’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Holder set forth herein and in the Exchange Documents in order to determine the availability of such exemptions and the eligibility of the Holder to acquire the New Preferred Shares and the Final Closing Exchange Shares.

Annex K-15

8.2 No Governmental Review. The Holder understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the New Preferred Shares or the Final Closing Exchange Shares or the fairness or suitability of the investment in the New Preferred Shares or the Final Closing Exchange Shares nor have such authorities passed upon or endorsed the merits of the offering of the New Preferred Shares or the Final Closing Exchange Shares.

8.3 Validity; Enforcement. This Agreement and the Exchange Documents to which the Holder is a party have been duly and validly authorized, executed and delivered on behalf of the Holder and shall constitute the legal, valid and binding obligations of the Holder enforceable against the Holder in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

8.4 No Conflicts. The execution, delivery and performance by the Holder of this Agreement and the Exchange Documents to which the Holder is a party, and the consummation by the Holder of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Holder or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Holder is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to the Holder, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Holder to perform its obligations hereunder.

8.5 Ownership of Existing Note. The Holder owns the Existing Note free and clear of any Encumbrances (other than the obligations pursuant to this Agreement and applicable securities laws).

9. Disclosure of Transaction. The Company shall, on or before 8:30 a.m., New York City time, on or prior to the first Business Day after the date of this Agreement, file a Current Report on Form 8-K describing the terms of the transactions contemplated hereby in the form required by the 1934 Act and attaching this Agreement and the New Certificate of Designation as exhibits to such filing (excluding schedules, the “8-K Filing”). From and after the filing of the 8-K Filing, the Company shall have disclosed all material, non-public information (if any) provided up to such time to the Holder by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents. In addition, upon the filing of the 8-K Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement with respect to the transactions contemplated by the Exchange Documents or as otherwise disclosed in the 8-K Filing, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and any of the Holder or any of their affiliates, on the other hand, shall terminate. Neither the Company, its Subsidiaries nor the Holder shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, the Company shall be entitled, without the prior approval of the Holder, to issue a press release or make such other public disclosure with respect to such transactions (i) in substantial conformity with the 8-K Filing and contemporaneously therewith or (ii) as is required by applicable law and regulations (provided that in the case of clause (i) the Holder shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release). For the avoidance of doubt, the foregoing sentence shall not apply to any press release or other public statement solely with respect to the Merger Agreement, the SPA and the transactions contemplated thereby and without any reference to the Holder or this Agreement. Without the prior written consent of the Holder (which may be granted or withheld in the Holder’s sole discretion), except as required by applicable law, the Company shall not (and shall cause each of its Subsidiaries and affiliates to not) disclose the name of the Holder in any filing, announcement, release or otherwise. Notwithstanding anything contained in this Agreement to the contrary and without implication that the contrary would otherwise be true, the Company expressly acknowledges and agrees that the Holder shall not have (unless expressly agreed to by the Holder after the date hereof in a written definitive and

Annex K-16

binding agreement executed by the Company and the Holder (it being understood and agreed that no Other Holder may bind the Holder with respect thereto)), any duty of confidentiality with respect to, or a duty not to trade on the basis of, any material, non-public information regarding the Company or any of its Subsidiaries.

10. Fees. The Company shall reimburse Kelley Drye & Warren, LLP (counsel to the lead Holder) in an aggregate non-accountable amount of $150,000 (the “Legal Fee Amount”) for costs and expenses incurred by it in connection with drafting and negotiation of the Exchange Documents; provided, that the Company shall promptly reimburse Kelley Drye & Warren LLP on demand for any additional reasonable and documented fees and expenses not so reimbursed through such withholding at each Closing. Each party to this Agreement shall bear its own expenses in connection with the structuring, documentation, negotiation and closing of the transactions contemplated hereby, except as provided in the previous sentence, and except that the Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, transfer agent fees, Depository Trust Company (“DTC”) fees relating to or arising out of the transactions contemplated hereby.

11. Holding Period. For the purposes of Rule 144, the Company acknowledges that (i) the holding period of the New Preferred Shares shall be tacked onto the holding period of the Existing Note, (ii) the holding period of the New Preferred Exchange Shares, if any, shall be tacked onto the holding period of the Existing Note and the New Preferred Shares, and (iii) the holding period of the New Note Exchange Shares, if any, shall be tacked onto the holding period of the Existing Note, and, in each case, the Company agrees not to take a position contrary to this Section 12. The Company acknowledges and agrees that (assuming the Holder is not an “affiliate” of the Company as that term is defined in the 1933 Act) (i) the New Preferred Shares and the Final Closing Exchange Shares, upon issuance in accordance herewith and/or the Series C Certificate of Designations, as applicable, will be eligible to be resold pursuant to Rule 144, (ii) the Company is not aware of any event reasonably likely to occur that would reasonably be expected to result in the New Preferred Shares and/or the Final Closing Exchange Shares, as applicable, becoming ineligible to be resold by the Holder pursuant to Rule 144 and (iii) in connection with any resale of the New Preferred Shares and/or the Final Closing Exchange Shares, as applicable, pursuant to Rule 144, the Holder shall solely be required to provide reasonable assurances that such applicable New Preferred Shares and/or the Final Closing Exchange Shares, as applicable, are eligible for resale, assignment or transfer under Rule 144, which shall not include an opinion of Holder’s counsel. The Company shall be responsible for any transfer agent fees or DTC fees or legal fees of the Company’s counsel with respect to the removal of legends, if any, or issuance of any New Preferred Shares and/or the Final Closing Exchange Shares, as applicable.

12. Listing. Prior to the Final Closing Date, the Company shall promptly secure the listing or designation for quotation (as applicable) of all of the Final Closing Exchange Shares upon the Principal Market (subject to official notice of issuance) and shall maintain such listing of all the Final Closing Exchange Shares from time to time issuable under the terms of the Exchange Documents until the Final Closing. Until the Final Closing, the Company shall use its best efforts to maintain the Common Stock’s listing on the Principal Market. Prior to the Final Closing, neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Stock on the Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 13.

13. Pre-Final Closing Sales. Notwithstanding anything herein to the contrary, if at any time during the two (2) Trading Day period immediately prior to the Final Closing Date (the “Pre-Settlement Period”), the Holder sells to any Person all, or any portion, of any Final Closing Exchange Shares to be issued hereunder (and/or in accordance with the Series C Certificate of Designations, as applicable) to the Holder in the Final Exchange (collectively, the “Pre-Settlement Shares”), such portion of the Final Exchange with respect to such Pre-Settlement Shares shall be deemed to have occurred as of the time of such sale; and provided further that the Company hereby acknowledges and agrees that the forgoing shall not constitute a representation or covenant by the Holder as to whether or not during the Pre-Settlement Period the Holder shall sell any Final Closing Exchange Shares to any Person and that any such decision to sell any Final Closing Exchange Shares by the Holder shall be made, in the sole discretion of the Holder, at the time the Holder elects to effect any such sale, if any.

Annex K-17

14. Blue Sky. The Company shall make all filings and reports relating to the Transactions required under applicable securities or “Blue Sky” laws of the states of the United States following the date hereof, if any.

15. Most Favored Nation. The Company hereby represents and warrants as of the date hereof and covenants and agrees that, prior to the consummation of the last to occur of the Initial Exchange, the Cash Sweep and the Final Exchange, none of the terms offered to any Person with respect to any amendment, modification, waiver or exchange of any warrant to purchase Common Stock (or other similar instrument), including, without limitation with respect to any consent, release, amendment, settlement, or waiver relating thereto (each an “Settlement Document”), is or will be more favorable to such Person (other than any reimbursement of legal fees) than those of the Holder and this Agreement. If, and whenever on or after the date hereof and prior to the consummation of the last to occur of the Initial Exchange, the Cash Sweep and the Final Exchange, the Company enters into a Settlement Document, then (i) the Company shall provide notice thereof to the Holder promptly following the occurrence thereof and (ii) the terms and conditions of this Agreement shall be, without any further action by the Holder or the Company, automatically amended and modified in an economically and legally equivalent manner such that the Holder shall receive the benefit of the more favorable terms and/or conditions (as the case may be) set forth in such Settlement Document, provided that upon written notice to the Company at any time the Holder may elect not to accept the benefit of any such amended or modified term or condition, in which event the term or condition contained in this Agreement shall apply to the Holder as it was in effect immediately prior to such amendment or modification as if such amendment or modification never occurred with respect to the Holder. The provisions of this Section 14 shall apply similarly and equally to each Settlement Document.

16. Independent Nature of Holder’s Obligations and Rights. The obligations of the Holder under this Agreement are several and not joint with the obligations of any other holder of securities of the Company (each, an “Other Holder”), and the Holder shall not be responsible in any way for the performance of the obligations of any Other Holder under any other agreement by and between the Company and any Other Holder (each, an “Other Agreement”). Nothing contained herein or in any Other Agreement, and no action taken by the Holder pursuant hereto, shall be deemed to constitute the Holder and Other Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holder and Other Holders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or any Other Agreement and the Company acknowledges that, to the best of its knowledge, the Holder and the Other Holders are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or any Other Agreement. The Company, and the Holder confirm that the Holder has independently participated in the negotiation of the transactions contemplated hereby with the advice of its own counsel and advisors. The Holder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any Other Holder to be joined as an additional party in any proceeding for such purpose.

17. Miscellaneous.

17.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

17.2 Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state or federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not

Annex K-18

to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

17.3 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

17.4 Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon delivery, when sent by electronic mail; or (iii) one Trading Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and e-mail addresses for such communications shall be as set forth on the signature pages attached hereto or to such other address and/or e-mail address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s e-mail containing the time, date and copy of the message or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by electronic mail or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

17.5 Broker and Finder’s Fees. Each party represents that it neither is nor will be obligated for any finders’ fee or broker commission in connection with this transaction.

17.6 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company, and the Holder, or successor and assignee as provided under this Agreement.

17.7 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

17.8 Entire Agreement. This Agreement together with the other Exchange Documents, represents the entire agreement and understandings between the parties concerning the Transactions and the other matters described herein and therein and supersedes and replaces any and all prior agreements and understandings solely with respect to the subject matter hereof and thereof. Except as expressly set forth herein, nothing herein shall amend, modify or waive any term or condition of the other Exchange Documents.

Annex K-19

17.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17.10 Interpretation. Unless the context of this Agreement clearly requires otherwise, (i) references to the plural include the singular, the singular the plural, the part the whole, (ii) references to any gender include all genders, (iii) “including” has the inclusive meaning frequently identified with the phrase “but not limited to” and (iv) references to “hereunder” or “herein” relate to this Agreement.

17.11 No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

17.12 Limited Survival. Except for the representations and warranties of the Company set forth in Sections 7.1, 7.2, 7.3, 7.4, 7.5, 7.6, 7.8, 7.13, 8.3, 8.4 and 8.5, which shall survive the Final Closing, all representations and warranties of the Company and the Holder set forth herein shall terminate as of the Final Closing. The covenants of the Company and the Holder contained herein shall survive the Final Closing.

17.13 Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

17.14 Specific Performance. It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement or any of the other Exchange Documents will cause the other parties to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and each party will waive, in any action for specific performance, interlocutory, preliminary and permanent injunctive relief and/or any other equitable relief, the defense of adequacy of a remedy at law and any requirement for the securing or posting of any bond in connection with the obtaining of any such relief.

17.15 No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

[SIGNATURE PAGE FOLLOWS]

Annex K-20

IN WITNESS WHEREOF, the Company and the Holder have each executed this Agreement as of the date set forth on the first page of this Agreement.

COMPANY:
AKERNA CORP.
By:
	Name:	Jessica Billingsley
	Title:	Chief Executive Officer
Address:
1550 Larimer Street, #246 Denver, Colorado 80202

Annex K-21

IN WITNESS WHEREOF, the Holder and the Company have executed this Agreement as of the date set forth on the first page of this Agreement.

Aggregate Principal of Existing Note:	HOLDER:
$_______________________________	HIGH TRAIL INVESTMENTS ON LLC
Maximum Aggregate Principal of Existing Note to be exchanged:	By:
$_______________________________[1]	Name:
Title:
Address:

Wire Instructions:

____________

1        Insert pro rata amount of $5 million based upon aggregate amount of Notes outstanding as of the date hereof

Annex K-22

IN WITNESS WHEREOF, the Holder, and the Company have executed this Agreement as of the date set forth on the first page of this Agreement.

Aggregate Principal of Existing Note:	HOLDER:
$_______________________________	ALTO OPPORTUNITY MASTER FUND, SPC – SEGREGATED MASTER PORTFOLIO B
Maximum Aggregate Principal of Existing Note to be exchanged:	By:
$_______________________________[2]	Name:
Title:
Address:

Wire Instructions:

____________

2        Insert pro rata amount of $5 million based upon aggregate amount of Notes outstanding as of the date hereof

Annex K-23

CERTIFICATE OF DESIGNATIONS OF
SERIES C NON-CONVERTIBLE PREFERRED STOCK OF
AKERNA CORP.

I, [_____________], hereby certify that I am the [_____________] and [_____________] of Akerna Corp. (the “Company”), a corporation organized and existing under the Delaware General Corporation Law (the “DGCL”), and further do hereby certify:

That pursuant to the authority expressly conferred upon the Board of Directors of the Company (the “Board”) by the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and Section 151(g) of the DGCL, the Board on ______, 201_ adopted the following resolution determining it desirable and in the best interests of the Company and its stockholders for the Company to create a series of [ ] ( ]) shares of preferred stock designated as “Series C Non-Convertible Preferred Stock,” none of which shares have been issued:

RESOLVED, that pursuant to the authority vested in the Board this Company, in accordance with the provisions of the Certificate of Incorporation, a series of preferred stock, par value $[ ] per share, of the Company be and hereby is created pursuant to this certificate of designations (this “Certificate of Designations”), and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

TERMS OF SERIES C NON-CONVERTIBLE PREFERRED STOCK

1. Designation and Number of Shares. There shall hereby be created and established a series of preferred stock of the Company designated as “Series C Non-Convertible Preferred Stock” (the “Preferred Shares”). The authorized number of Preferred Shares shall be [ ] shares. Each Preferred Share shall have a par value of $[ ]. Capitalized terms not defined herein shall have the meaning as set forth in Section 29 below.

2. Dividends. In addition to Section 6 or Section 13 below, from and after the first date of issuance of any Preferred Shares (the “Initial Issuance Date”), each holder of a Preferred Share (each, a “Holder” and collectively, the “Holders”) shall be entitled to receive dividends (“Dividends”) when and as declared by the Board, from time to time, in its sole discretion, which Dividends shall be paid by the Company out of funds legally available therefor, payable, subject to the conditions and other terms hereof, in cash on the Stated Value of such Preferred Share.

3. Voting Rights.

(a) Each Holder of outstanding Preferred Shares will have the voting rights as described in this Section 3, subject to the restrictions provided in this Certificate of Designation. At all times, the Holders of the Preferred Shares shall be entitled to notice of any stockholders’ meeting and to vote together with the class of stockholders of Common Stock, as a single class, as of each record date established by the Board of Directors of the Company (each, a “Record Date”), except as provided by law, or by written consent in lieu thereof (“Written Consent”).

(b) For so long as any Preferred Shares remain issued and outstanding, and subject to the Maximum Percentage limitation defined below, the holders of each Preferred Share shall have the right to vote in an amount equal to the voting power of [ ]1 shares of Common Stock (the “Common Stock Per Share Equivalent Amount”) per each Preferred Share (subject to proportional adjustment upon any stock split, stock dividend, stock combination or recapitalization event of the class of shares of Common Stock on or after the Initial Issuance Date).

(c) To the extent that under the DGCL the vote of the holders of the Preferred Shares, voting separately as a class or series, as applicable, is required to authorize a given action of the Company, the affirmative vote or consent of the holders of at least a majority of the outstanding Preferred Shares (the “Required Holders”), voting together in the aggregate and not in separate series unless required under the DGCL, represented at a duly held meeting at which a quorum is presented or by written consent of the

____________

1        Insert quotient of $1,000 divided by the applicable Conversion Price (as defined in the Existing Note (as defined in the Exchange Agreements)) as of the time of the Exchange (as defined in the Exchange Agreements)

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Required Holders (except as otherwise may be required under the DGCL), voting together in the aggregate and not in separate series unless required under the DGCL, shall constitute the approval of such action by both the class or the series, as applicable.

4. Maximum Percentage. Notwithstanding anything to the contrary set forth herein, the voting power attributable to any Preferred Share held by any Holder hereunder, shall be automatically reduced, as necessary, such that the aggregate voting power attributable to the Preferred Shares of such applicable Holder (and any other securities of the Company then held by such Holder) or any of its Attribution Parties shall not exceed 19.99% of the voting power of the Company (the “Maximum Percentage”). For purposes of the foregoing sentence, the aggregate voting power of a Holder and its Attribution Parties shall include the number of shares of Common Stock, Preferred Shares or other securities of the Company held by such Holder and all of its Attribution Parties that are entitled to vote on such matter pursuant to which this determination is being made. The Company shall not give effect to any voting rights of the Preferred Shares, and any Holder shall not have the right to exercise voting rights with respect to any Preferred Shares pursuant hereto, to the extent that giving effect to such voting rights would result in such Holder (together with its Attribution Parties) being deemed to be entitled to vote in excess of the Maximum Percentage of the voting power of the Company. The provisions of this Section 4 shall be construed and implemented in a manner otherwise than in strict conformity to the extent necessary to correct this Section 4 or any portion thereof which may be defective or inconsistent with the intended voting limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained herein may not be waived by the Company or any Holder of Preferred Shares.

5. Rights Upon Fundamental Transactions.

(a) Assumption. Subject to Section 5(b) below, the Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Certificate of Designations and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Preferred Shares in exchange for such Preferred Shares a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Certificate of Designations, including, without limitation, having a stated value and dividend rate equal to the stated value and dividend rate of the Preferred Shares held by the Holders and having similar ranking to the Preferred Shares, and satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose shares of common stock are quoted on or listed for trading on an Eligible Market (as defined in the Exchange Agreements. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Certificate of Designations and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Certificate of Designations and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein and therein. Notwithstanding the foregoing, such Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 5(a) to permit the Fundamental Transaction without the assumption of the Preferred Shares. The provisions of this Section 5 shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the voting or redemption of the Preferred Shares.

(b) Automatic Redemption/Exchange Upon a Change of Control. Notwithstanding Section 5(a), in the event of a Fundamental Transaction that constitutes a Change of Control, no later than ten (10) Trading Days prior to the time consummation of a Change of Control (the “Change of Control Date”), but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via electronic mail and overnight courier to each Holder (a “Change of Control Notice”). If the Required Holders vote to approve such Change of Control (each, a “Permitted Change of Control”), immediately following the time of occurrence of such Permitted Change of Control, but in no event later than the second (2nd) Trading Day after such Change of Control, the Preferred Shares of each Holder then outstanding shall be automatically redeemed and/or exchanged, as applicable, (each a “Change of Control Redemption/Exchange”) by the Company or the acquiring party (or its designee), as applicable, for an aggregate amount of consideration (whether consisting of cash, assets or shares, as applicable) (the “Change

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of Control Redemption/Exchange Consideration”) equal to the product of (x) as determined in reference to any given holder of one (1) share of Common Stock immediately prior to such Permitted Change of Control, such aggregate amount of cash, assets, shares and/or other property, as applicable as shall be held by such holder after giving effect to such Permitted Change of Control and the Change of Control Redemption/Exchange (solely with respect to such one (1) share of Common Stock held by such holder immediately prior to such Permitted Change of Control) and (y) the Common Stock Per Share Equivalent Amount of the Preferred Shares subject to such Change of Control Redemption/Exchange by such applicable Holder; provided, however, that to the extent that such Holder’s right to participate in any such Change of Control Redemption/Exchange would result in such Holder and its other Attribution Parties exceeding the Maximum Rights Percentage, then such Holder shall not participate in such Change of Control Redemption/Exchange in excess of the Maximum Rights Percentage (and shall not have beneficial ownership of such shares of Common Stock (or other equivalent security) as a result of such Change of Control Redemption/Exchange (and beneficial ownership) to such extent of any such excess) and such remaining portion of such Change of Control Redemption/Exchange Consideration shall be held in abeyance for the benefit of such Holder until such time or times as its right thereto would not result in such Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times, if any, such Holder shall be granted such remaining portion of such Change of Control Redemption/Exchange Consideration upon the redemption and/or exchange of such remaining Preferred Shares. The Company agrees not to consummate any Change of Control without complying with this Section 5(b).

6. Rights Upon Issuance of Purchase Rights. In addition to any adjustments pursuant to Section 13 below, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Common Stock (the “Purchase Rights”), then each Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such Holder could have acquired if such Holder had held the Common Stock Per Share Equivalent Amount of all the Preferred Shares held by such Holder immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights; provided, however, to the extent that such Holder’s right to participate in any such Purchase Right would result in such Holder and its other Attribution Parties owning more than 4.99% of the Common Stock (or other equivalent security) then outstanding (the “Maximum Rights Percentage”), then such Holder shall not be entitled to participate in such Purchase Right in excess of the Maximum Rights Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Purchase Right (and beneficial ownership) to such extent of any such excess) and such Purchase Right to such extent shall be held in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable) for the benefit of such Holder until such time or times, if ever, as its right thereto would not result in such Holder and the other Attribution Parties exceeding the Maximum Rights Percentage, at which time or times such Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable)) to the same extent as if there had been no such limitation.

7. Redemption at the Company’s Election. At any time after the date hereof, the Company shall have the right to redeem all, but not less than all, of the Preferred Shares then outstanding (the “Company Optional Redemption Amount”) on the Company Optional Redemption Date (each as defined below) (a “Company Optional Redemption”). The Preferred Shares subject to redemption pursuant to this Section 7 shall be redeemed by the Company in cash at a price (the “Company Optional Redemption Price”) equal to the Underlying Amount being redeemed as of the Company Optional Redemption Date. The Company may exercise its right to require redemption under this Section 7 by delivering a written notice thereof by electronic mail and overnight courier to all, but not less than all, of the Holders (the “Company Optional Redemption Notice” and the date all of the Holders received such notice is referred to as the “Company Optional Redemption Notice Date”). The Company may deliver only one Company Optional Redemption Notice hereunder and such Company Optional Redemption Notice shall be irrevocable. The Company Optional Redemption Notice shall (x) state the date on which the Company Optional Redemption shall occur (the “Company Optional Redemption Date”) which date shall not be less than two (2) Trading Days nor more than twenty (20) Trading Days following the Company Optional Redemption Notice Date, and (y) state the aggregate

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Underlying Amount of the Preferred Shares which is being redeemed in such Company Optional Redemption from such Holder and all of the other Holders of the Preferred Shares pursuant to this Section 7 on the Company Optional Redemption Date. Redemptions made pursuant to this Section 7 shall be made in accordance with Section 9.

8. Noncircumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation (as defined in the Exchange Agreements), Bylaws (as defined in the Exchange Agreements) or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designations, and will at all times in good faith carry out all the provisions of this Certificate of Designations and take all action as may be required to protect the rights of the Holders hereunder.

9. Holder Optional Redemption after Maturity Date. At any time from and after the tenth (10th) Business Day prior to the earlier of (x) September 30, 2023 and (y) any termination of the Merger Agreement (as defined in the Exchange Agreement) (the “Maturity Date”), any Holder may require the Company to redeem (a “Maturity Redemption”) all or any number of Preferred Shares held by such Holder at a purchase price equal to 100% of the Underlying Amount of such Preferred Shares (the “Maturity Redemption Price”) by delivery of written notice thereof (the “Maturity Redemption Notice”) to the Company. The Maturity Redemption Notice shall state the date the Company is required to pay to such Holder such Maturity Redemption Price (the “Maturity Redemption Date”), which date shall be no earlier than ten (10) Business Days following the date of delivery of such Maturity Redemption Notice. Redemptions required by this Section 9 shall be made in accordance with the provisions of Section 10.

10. Redemptions.

(a) General. The Company shall deliver the applicable Company Optional Redemption Price to each Holder in cash on the applicable Company Optional Redemption Date. If a Holder has submitted a Maturity Redemption Notice in accordance with Section 9 above, the Company shall deliver the applicable Maturity Redemption Price to such Holder in cash on the applicable Maturity Redemption Date. Notwithstanding anything herein to the contrary, in connection with any redemption hereunder at a time a Holder is entitled to receive a cash payment under any of the other Transaction Documents, at the option of such Holder delivered in writing to the Company, the applicable Redemption Price hereunder shall be increased by the amount of such cash payment owed to such Holder under such other Transaction Document and, upon payment in full in accordance herewith, shall satisfy the Company’s payment obligation under such other Transaction Document. In the event of a redemption of less than all of the Preferred Shares, the Company shall promptly cause to be issued and delivered to such Holder a new certificate evidencing the Preferred Shares (each, a “Preferred Share Certificate”) (in accordance with Section 16) (or evidence of the creation of a new Book-Entry) representing the number of Preferred Shares which have not been redeemed. In the event that the Company does not pay the applicable Redemption Price to a Holder within the time period required for any reason (including, without limitation, to the extent such payment is prohibited pursuant to the DGCL), at any time thereafter and until the Company pays such unpaid Redemption Price in full, such Holder shall have the option, in lieu of redemption, to require the Company to promptly return to such Holder all or any of the Preferred Shares that were submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company’s receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Preferred Shares, and (y) the Company shall immediately return the applicable Preferred Share Certificate, or issue a new Preferred Share Certificate (in accordance with Section 16(d)), to such Holder (unless the Preferred Shares are held in Book-Entry form, in which case the Company shall deliver evidence to such Holder that a Book-Entry for such Preferred Shares then exists), and in each case the Additional Amount of such Preferred Shares shall be increased by an amount equal to the difference between (1) the applicable Redemption Price (as the case may be, and as adjusted pursuant to this Section 9, if applicable) minus (2) the Stated Value portion of the Underlying Amount submitted for redemption. A Holder’s delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company’s obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Preferred Shares subject to such notice.

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(b) Redemption by Multiple Holders. Upon the Company’s receipt of a Redemption Notice from any Holder for redemption or repayment, the Company shall immediately, but no later than one (1) Business Day of its receipt thereof, forward to each other Holder by electronic mail a copy of such notice. If the Company receives one or more Redemption Notices, during the seven (7) Business Day period beginning on and including the date which is two (2) Business Days prior to the Company’s receipt of the initial Redemption Notice and ending on and including the date which is two (2) Business Days after the Company’s receipt of the initial Redemption Notice and the Company is unable to redeem all of the Underlying Amount of such Preferred Shares designated in such initial Redemption Notice and such other Redemption Notices received during such seven (7) Business Day period, then the Company shall redeem a pro rata amount from each Holder based on the Stated Value of the Preferred Shares submitted for redemption pursuant to such Redemption Notices received by the Company during such seven (7) Business Day period.

11. Registration; Book-Entry. At the time of issuance of any Preferred Shares hereunder, the applicable Holder may, by written request (including by electronic-mail) to the Company, elect to receive such Preferred Shares in the form of one or more Preferred Share Certificates or in Book-Entry form. The Company (or the Company’s transfer agent (the “Transfer Agent”), as custodian for the Preferred Shares, if applicable) shall maintain a register (the “Register”) for the recordation of the names and addresses of the Holders of each Preferred Share and the Stated Value of the Preferred Shares and whether the Preferred Shares are held by such Holder in Preferred Share Certificates or in Book-Entry form (the “Registered Preferred Shares”). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and each Holder of the Preferred Shares shall treat each Person whose name is recorded in the Register as the owner of a Preferred Share for all purposes (including, without limitation, the right to receive payments and Dividends hereunder) notwithstanding notice to the contrary. A Registered Preferred Share may be assigned, transferred or sold only by registration of such assignment or sale on the Register. Upon its receipt of a written request to assign, transfer or sell one or more Registered Preferred Shares by such Holder thereof, the Company shall record the information contained therein in the Register and issue one or more new Registered Preferred Shares in the same aggregate Stated Value as the Stated Value of the surrendered Registered Preferred Shares to the designated assignee or transferee pursuant to Section 16, provided that if the Company does not so record an assignment, transfer or sale (as the case may be) of such Registered Preferred Shares within two (2) Business Days of such a request, then the Register shall be automatically deemed updated to reflect such assignment, transfer or sale (as the case may be). Notwithstanding anything to the contrary set forth in this Section 11, following conversion of any Preferred Shares in accordance with the terms hereof, the applicable Holder shall not be required to physically surrender such Preferred Shares held in the form of a Preferred Share Certificate to the Company unless (A) the full or remaining number of Preferred Shares represented by the applicable Preferred Share Certificate are being converted (in which event such certificate(s) shall be delivered to the Company as contemplated by this Section 11) or (B) such Holder has provided the Company with prior written notice requesting reissuance of Preferred Shares upon physical surrender of the applicable Preferred Share Certificate. Each Holder and the Company shall maintain records showing the Stated Value, Dividends and Late Charges exchanged and/or paid (as the case may be) and the dates of such exchanges and/or payments (as the case may be) or shall use such other method, reasonably satisfactory to such Holder and the Company, so as not to require physical surrender of a Preferred Share Certificate upon exchange and/or redemption, as applicable. If the Company does not update the Register to record such Stated Value, Dividends and Late Charges exchanged and/or paid (as the case may be) and the dates of such exchanges and/or payments (as the case may be) within two (2) Business Days of such occurrence, then the Register shall be automatically deemed updated to reflect such occurrence. In the event of any dispute or discrepancy, such records of such Holder establishing the number of Preferred Shares to which the record holder is entitled shall be controlling and determinative in the absence of manifest error. A Holder and any transferee or assignee, by acceptance of a certificate, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of any Preferred Shares, the number of Preferred Shares represented by such certificate may be less than the number of Preferred Shares stated on the face thereof. Each Preferred Share Certificate shall bear the following legend:

ANY TRANSFEREE OR ASSIGNEE OF THIS CERTIFICATE SHOULD CAREFULLY REVIEW THE TERMS OF THE CORPORATION’S CERTIFICATE OF DESIGNATIONS RELATING TO THE SHARES OF SERIES C PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE, INCLUDING SECTION 11 THEREOF. THE NUMBER OF SHARES OF SERIES C PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE MAY BE LESS THAN THE NUMBER OF SHARES OF SERIES C PREFERRED STOCK STATED ON THE FACE HEREOF PURSUANT TO SECTION 11 OF THE CERTIFICATE OF DESIGNATIONS RELATING TO THE SHARES OF SERIES C PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE.

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12. Liquidation, Dissolution, Winding-Up. In the event of a Liquidation Event, the Holders shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its stockholders (the “Liquidation Funds”), in an amount per share equal to the amount per share such Holder would receive if such Holder had held such aggregate amount of shares of Common Stock equal to the Common Stock Per Share Equivalent Amount of all the Preferred Shares held by such Holder immediately prior to the date of such payment (without regard to any limitation on voting set forth herein).

13. Distribution of Assets. In addition to any adjustments pursuant to Section 6, if the Company shall declare or make any dividend or other distributions of its assets (or rights to acquire its assets) to any or all holders of shares of Common Stock, by way of return of capital or otherwise (including without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (the “Distributions”), then each Holder, as holders of Preferred Shares, will be entitled to such Distributions as if such Holder had had held the Common Stock Per Share Equivalent Amount of all the Preferred Shares held by such Holder immediately prior to the date immediately prior to the date on which a record is taken for such Distribution or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for such Distributions (provided, however, that to the extent that such Holder’s right to participate in any such Distribution would result in such Holder and the other Attribution Parties exceeding the Maximum Rights Percentage, then such Holder shall not be entitled to participate in such Distribution in excess of the Maximum Rights Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Distribution (and beneficial ownership) to such extent of any such excess) and the portion of such Distribution shall be held in abeyance for the benefit of such Holder until such time or times as its right thereto would not result in such Holder and its other Attribution Parties exceeding the Maximum Rights Percentage, at which time or times, if any, such Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

14. Vote to Change the Terms of or Issue Preferred Shares. In addition to any other rights provided by law, except where the vote or written consent of the holders of a greater number of shares is required by law or by another provision of the Certificate of Incorporation, without first obtaining the affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders, voting together as a single class, the Company shall not: (a) amend or repeal any provision of, or add any provision to, its Certificate of Incorporation or bylaws, or file any certificate of designations or articles of amendment of any series of shares of preferred stock, if such action would adversely alter or change in any respect the preferences, rights, privileges or powers, or restrictions provided for the benefit of the Preferred Shares hereunder, regardless of whether any such action shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation or otherwise; (b) increase or decrease the authorized number of Preferred Shares; (c) issue any Preferred Shares other than as contemplated hereby or pursuant to the Exchange Agreements; or (d) whether or not prohibited by the terms of the Preferred Shares, circumvent a right of the Preferred Shares hereunder.

15. Transfer of Preferred Shares. A Holder may transfer some or all of its Preferred Shares without the consent of the Company unless such transfer would violate an agreement between the Company and such Holder.

16. Reissuance of Preferred Share Certificates and Book Entries.

(a) Transfer. If any Preferred Shares are to be transferred, the applicable Holder shall surrender the applicable Preferred Share Certificate to the Company (or, if the Preferred Shares are held in Book-Entry form, a written instruction letter to the Company), whereupon the Company will forthwith issue and deliver upon the order of such Holder a new Preferred Share Certificate (in accordance with Section 16(d)) (or evidence of the transfer of such Book-Entry), registered as such Holder may request, representing the outstanding number of Preferred Shares being transferred by such Holder and, if less than the entire outstanding number of Preferred Shares is being transferred, a new Preferred Share Certificate (in accordance with Section 16(d)) to such Holder representing the outstanding number of Preferred Shares not being transferred (or evidence of such remaining Preferred Shares in a Book-Entry for such Holder).

(b) Lost, Stolen or Mutilated Preferred Share Certificate. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of a Preferred Share Certificate (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the

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applicable Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of such Preferred Share Certificate, the Company shall execute and deliver to such Holder a new Preferred Share Certificate (in accordance with Section 16(d)) representing the applicable outstanding number of Preferred Shares.

(c) Preferred Share Certificate and Book-Entries Exchangeable for Different Denominations and Forms. Each Preferred Share Certificate is exchangeable, upon the surrender hereof by the applicable Holder at the principal office of the Company, for a new Preferred Share Certificate or Preferred Share Certificate(s) or new Book-Entry (in accordance with Section 16(d)) representing, in the aggregate, the outstanding number of the Preferred Shares in the original Preferred Share Certificate, and each such new Preferred Share Certificate and/or new Book-Entry, as applicable, will represent such portion of such outstanding number of Preferred Shares from the original Preferred Share Certificate as is designated in writing by such Holder at the time of such surrender. Each Book-Entry may be exchanged into one or more new Preferred Share Certificates or split by the applicable Holder by delivery of a written notice to the Company into two or more new Book-Entries (in accordance with Section 16(d)) representing, in the aggregate, the outstanding number of the Preferred Shares in the original Book-Entry, and each such new Book-Entry and/or new Preferred Share Certificate, as applicable, will represent such portion of such outstanding number of Preferred Shares from the original Book-Entry as is designated in writing by such Holder at the time of such surrender.

(d) Issuance of New Preferred Share Certificate or Book-Entry. Whenever the Company is required to issue a new Preferred Share Certificate or a new Book-Entry pursuant to the terms of this Certificate of Designations, such new Preferred Share Certificate or new Book-Entry (i) shall represent, as indicated on the face of such Preferred Share Certificate or in such Book-Entry, as applicable, the number of Preferred Shares remaining outstanding (or in the case of a new Preferred Share Certificate or new Book-Entry being issued pursuant to Section 16(a) or Section 16(c), the number of Preferred Shares designated by such Holder) which, when added to the number of Preferred Shares represented by the other new Preferred Share Certificates or other new Book-Entry, as applicable, issued in connection with such issuance, does not exceed the number of Preferred Shares remaining outstanding under the original Preferred Share Certificate or original Book-Entry, as applicable, immediately prior to such issuance of new Preferred Share Certificate or new Book-Entry, as applicable, and (ii) shall have an issuance date, as indicated on the face of such new Preferred Share Certificate or in such new Book-Entry, as applicable, which is the same as the issuance date of the original Preferred Share Certificate or in such original Book-Entry, as applicable.

17. Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Certificate of Designations shall be cumulative and in addition to all other remedies available under this Certificate of Designations and any of the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit any Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Certificate of Designations. No failure on the part of a Holder to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by such Holder of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In addition, the exercise of any right or remedy of a Holder at law or equity or under this Certificate of Designations or any of the documents shall not be deemed to be an election of such Holder’s rights or remedies under such documents or at law or equity. The Company covenants to each Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments and the like (and the computation thereof) shall be the amounts to be received by a Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). No failure on the part of a Holder to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by such Holder of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In addition, the exercise of any right or remedy of any Holder at law or equity or under Preferred Shares or any of the documents shall not be deemed to be an election of such Holder’s rights or remedies under such documents or at law or equity. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holders and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, each Holder shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such

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case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to a Holder that is requested by such Holder to enable such Holder to confirm the Company’s compliance with the terms and conditions of this Certificate of Designations.

18. Payment of Collection, Enforcement and Other Costs. If (a) any Preferred Shares are placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or a Holder otherwise takes action to collect amounts due under this Certificate of Designations with respect to the Preferred Shares or to enforce the provisions of this Certificate of Designations or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Certificate of Designations, then the Company shall pay the costs incurred by such Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys’ fees and disbursements. The Company expressly acknowledges and agrees that no amounts due under this Certificate of Designations with respect to any Preferred Shares shall be affected, or limited, by the fact that the purchase price paid for each Preferred Share was less than the original Stated Value thereof.

19. Construction; Headings. This Certificate of Designations shall be deemed to be jointly drafted by the Company and the Holders and shall not be construed against any such Person as the drafter hereof. The headings of this Certificate of Designations are for convenience of reference and shall not form part of, or affect the interpretation of, this Certificate of Designations. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Certificate of Designations instead of just the provision in which they are found. Unless expressly indicated otherwise, all section references are to sections of this Certificate of Designations. Terms used in this Certificate of Designations and not otherwise defined herein, but defined in the other Transaction Documents, shall have the meanings ascribed to such terms on the Initial Issuance Date in such other Transaction Documents unless otherwise consented to in writing by the Required Holders.

20. Failure or Indulgence Not Waiver. No failure or delay on the part of a Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. This Certificate of Designations shall be deemed to be jointly drafted by the Company and all Holders and shall not be construed against any Person as the drafter hereof. Notwithstanding the foregoing, nothing contained in this Section 20 shall permit any waiver of any provision of Section 4.

21. Dispute Resolution.

(a) Submission to Dispute Resolution.

(i) In the case of a dispute relating to the applicable Redemption Price (including, without limitation, a dispute relating to the determination thereof), the Company or the applicable Holder (as the case may be) shall submit the dispute to the other party via electronic mail (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by such Holder at any time after such Holder learned of the circumstances giving rise to such dispute. If such Holder and the Company are unable to promptly resolve such dispute, at any time after the second (2nd) Business Day following such initial notice by the Company or such Holder (as the case may be) of such dispute to the Company or such Holder (as the case may be), then such Holder may, at its sole option, select an independent, reputable investment bank to resolve such dispute.

(ii) Such Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 21 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which such Holder selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either

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such Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and such Holder or otherwise requested by such investment bank, neither the Company nor such Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

(iii) The Company and such Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and such Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

(b) Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 21 constitutes an agreement to arbitrate between the Company and each Holder (and constitutes an arbitration agreement) under § 7501, et seq. of the New York Civil Practice Law and Rules (“CPLR”) and that any Holder is authorized to apply for an order to compel arbitration pursuant to CPLR § 7503(a) in order to compel compliance with this Section 21, (ii) the terms of this Certificate of Designations and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Certificate of Designations and any other applicable Transaction Documents, (iii) the applicable Holder (and only such Holder with respect to disputes solely relating to such Holder), in its sole discretion, shall have the right to submit any dispute described in this Section 21 to any state or federal court sitting in The City of New York, Borough of Manhattan in lieu of utilizing the procedures set forth in this Section 21 and (iv) nothing in this Section 21 shall limit such Holder from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 21).

22. Notices; Currency; Payments.

(a) Notices. The Company shall provide each Holder of Preferred Shares with prompt written notice of all actions taken pursuant to the terms of this Certificate of Designations, including in reasonable detail a description of such action and the reason therefor. Whenever notice is required to be given under this Certificate of Designations, unless otherwise provided herein, such notice must be in writing and shall be given in accordance with Section 16.4 of the Exchange Agreements. The Company shall provide each Holder with prompt written notice of all actions taken pursuant to this Certificate of Designations, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company shall give written notice to each Holder at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, or (B) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to such Holder.

(b) Currency. All dollar amounts referred to in this Certificate of Designations are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Certificate of Designations shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Certificate of Designations, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

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(c) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Certificate of Designations, unless otherwise expressly set forth herein, such payment shall be made in lawful money of the United States of America by wire transfer of immediately available funds pursuant to wire transfer instructions that Holder shall provide to the Company in writing from time to time. Whenever any amount expressed to be due by the terms of this Certificate of Designations is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day. Any amount due under the Transaction Documents which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of eighteen percent (18%) per annum from the date such amount was due until the same is paid in full (“Late Charge”).

23. Waiver of Notice. To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Certificate of Designations and the Exchange Agreements.

24. Governing Law. This Certificate of Designations shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Certificate of Designations shall be governed by, the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. Except as otherwise required by Section 21 above, the Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein (i) shall be deemed or operate to preclude any Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to such Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of such Holder or (ii) shall limit, or shall be deemed or construed to limit, any provision of Section 21 above. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS CERTIFICATE OF DESIGNATIONS OR ANY TRANSACTION CONTEMPLATED HEREBY.

25. Judgment Currency.

(a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 25 referred to as the “Judgment Currency”) an amount due in U.S. dollars under this Certificate of Designations, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:

(i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 25(a)(ii) being hereinafter referred to as the “Judgment Conversion Date”).

(b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 25(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

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(c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Certificate of Designations.

26. Severability. If any provision of this Certificate of Designations is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Certificate of Designations so long as this Certificate of Designations as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

27. Maximum Payments. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the applicable Holder and thus refunded to the Company.

28. Stockholder Matters; Amendment.

(a) Stockholder Matters. Any stockholder action, approval or consent required, desired or otherwise sought by the Company pursuant to the DGCL, the Certificate of Incorporation, this Certificate of Designations or otherwise with respect to the issuance of Preferred Shares may be effected by written consent of the Company’s stockholders or at a duly called meeting of the Company’s stockholders, all in accordance with the applicable rules and regulations of the DGCL. This provision is intended to comply with the applicable sections of the DGCL permitting stockholder action, approval and consent affected by written consent in lieu of a meeting.

(b) Amendment. Except for Section 4, which may not be amended or waived hereunder, this Certificate of Designations or any provision hereof may be amended by obtaining (i) the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the DGCL, of the Required Holders, voting separate as a single class, (ii) such other stockholder approval, if any, as may then be required pursuant to the DGCL and the Certificate of Incorporation and (iii) the approval of the Board of Directors of the Company.

29. Certain Defined Terms. For purposes of this Certificate of Designations, the following terms shall have the following meanings:

(a) “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(b) “Additional Amount” means, as of the applicable date of determination, with respect to each Preferred Share, all declared and unpaid Dividends on such Preferred Share.

(c) “Affiliate” or “Affiliated” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(d) “Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Initial Issuance Date, directly or indirectly managed or advised by a Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of such Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with such Holder or any of

Annex K-34

the foregoing and (iv) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with such Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively such Holder and all other Attribution Parties to the Maximum Percentage.

(e) “Book-Entry” means each entry on the Register evidencing one or more Preferred Shares held by a Holder in lieu of a Preferred Share Certificate issuable hereunder.

(f) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

(g) “Change of Control” means any Fundamental Transaction other than (i) any merger of the Company or any of its, direct or indirect, wholly owned Subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the shares of Common Stock in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification or (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries.

(h) “Common Stock” means (i) the Company’s shares of common stock, $[ ] par value per share, and (ii) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.

(i) “Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock.

(j) “Exchange Agreements” means those certain Exchange Agreements, each by and between the Company and an initial holder of Preferred Shares, dated as of [ ], as may be amended from time in accordance with the terms thereof.

(k) “Fundamental Transaction” means (i) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, (A) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, or (B) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, or (C) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Common Stock be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding shares of Common Stock, (y) 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of shares of Common Stock such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (D) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding shares of Common Stock, (y) at least 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all the Subject Entities making or party to, or Affiliated

Annex K-35

with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding; or (z) such number of shares of Common Stock such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (E) reorganize, recapitalize or reclassify its Common Stock, (ii) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding shares of Common Stock, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock not held by all such Subject Entities as of the date of this Certificate of Designations calculated as if any shares of Common Stock held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other stockholders of the Company to surrender their shares of Common Stock without approval of the stockholders of the Company, or (iii) directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

(l) “Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

(m) “Liquidation Event” means, whether in a single transaction or series of transactions, the voluntary or involuntary liquidation, dissolution or winding up of the Company or such Subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Company and its Subsidiaries, taken as a whole.

(n) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

(o) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(p) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(q) “Redemption Notices” means, collectively, the Company Optional Redemption Notices and the Maturity Redemption Notice, and each of the foregoing, individually, a “Redemption Notice.”

(r) “Redemption Prices” means, collectively, any Maturity Redemption Price and Company Optional Redemption Price, and each of the foregoing, individually, a “Redemption Price.”

(s) “SEC” means the United States Securities and Exchange Commission or the successor thereto.

(t) “Stated Value” shall mean $1,000 per share, subject to adjustment for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, subdivisions or other similar events occurring after the Initial Issuance Date with respect to the Preferred Shares.

(u) “Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

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(v) “Subsidiaries” shall have the meaning as set forth in the Exchange Agreements.

(w) “Successor Entity” means the Person (or, if so elected by the Required Holders, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Required Holders, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(x) “Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Common Stock, any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the applicable Holder or (y) with respect to all determinations other than price determinations relating to the Common Stock, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(y) “Transaction Documents” means the Exchange Agreements, this Certificate of Designations and each of the other agreements and instruments entered into or delivered by the Company or any of the Holders in connection with the transactions contemplated by the Exchange Agreements, all as may be amended from time to time in accordance with the terms thereof.

(z) “Underlying Amount” means the sum of (x) means, with respect to each Preferred Share, as of the applicable date of determination, the sum of (1) the Stated Value thereof plus (2) the Additional Amount thereon and any accrued and unpaid Late Charges with respect to such Stated Value and Additional Amount as of such date of determination.

30. Disclosure. Upon receipt or delivery by the Company of any notice in accordance with the terms of this Certificate of Designations, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company or any of its Subsidiaries, the Company shall on or prior to 9:00 am, New York city time on the Business Day immediately following such notice delivery date, publicly disclose such material, non-public information on a Current Report on Form 8-K or otherwise. In the event that the Company believes that a notice contains material, non-public information relating to the Company or any of its Subsidiaries, the Company so shall indicate to the Holder explicitly in writing in such notice (or immediately upon receipt of notice from such Holder, as applicable), and in the absence of any such written indication in such notice (or notification from the Company immediately upon receipt of notice from such Holder), such Holder shall be entitled to presume that information contained in the notice does not constitute material, non-public information relating to the Company or any of its Subsidiaries. Nothing contained in this Section 30 shall limit any obligations of the Company, or any rights of any Holder, under Section 9 of the Exchange Agreements.

31. Absence of Trading and Disclosure Restrictions. The Company acknowledges and agrees that no Holder is a fiduciary or agent of the Company and that each Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information in the absence of a written non-disclosure agreement signed by an officer of such Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that each Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.

* * * * *

Annex K-37

IN WITNESS WHEREOF, the Company has caused this Certificate of Designations of Series C Convertible Preferred Stock of Akerna Corp. to be signed by its __________ on this ___ day of ______, 20__.

AKERNA CORP.
By:
Name:
Title:

Annex K-38

Annex L

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT (this “Agreement”) is made as of the 27 day of April, 2023.

BETWEEN:

THE PERSONS LISTED ON APPENDIX A HERETO, (collectively,
the “Stockholders” and each individually a “Stockholder”)

- and -

MJ ACQUISITION CORP., a Delaware corporation (“MJA”)

WHEREAS, each Stockholder is the registered and/or direct or indirect beneficial owner of the shares of common stock or preferred stock (“KERN Shares”), stock options, restricted stock units, warrants, or convertible notes (“KERN Convertible Securities”) in the capital of Akerna Corp., a Delaware corporation (“KERN”), set forth opposite such Stockholder’s name in Appendix A hereto (collectively, the “Subject Securities”);

WHEREAS, concurrently herewith, KERN, Akerna Canada Ample Exchange Inc., an Ontario corporation (“ExchangeCo”), and MJA are entering into a Securities Purchase Agreement (the “SPA”) pursuant to which (and subject to the terms and conditions set forth therein) (i) MJA or a Subsidiary of MJA will acquire all of the issued and outstanding membership interests of MJ Freeway, LLC, a Colorado limited liability company, from KERN and (ii) MJA will acquire all of the issued and outstanding common and preferred shares of Ample Organics Inc., an Ontario corporation, from ExchangeCo (collectively, the “Purchase and Sale”);

WHEREAS, in order for each Stockholder to realize the benefits that will accrue to such Stockholder in connection with the consummation of the Purchase and Sale and the other transactions contemplated in connection with the SPA (the “Transactions”), each Stockholder desires to enter into this Agreement to provide his, her or its support for completion of the Seller’s Stockholder Matters on the terms and conditions set forth herein;

WHEREAS, each Stockholder acknowledges that MJA would not enter into the SPA but for the execution and delivery of this Agreement by such Stockholder;

WHEREAS, this Agreement sets out the terms and conditions of the agreement of each Stockholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein; and

WHEREAS, the foregoing recitals, and the representations, warranties and covenants provided herein, are made or provided by each Stockholder only with respect to such Stockholder and such Stockholder’s Subject Securities and, for greater certainty, are not made or provided in relation to any other Stockholder or such other Stockholder’s Subject Securities.

NOW, THEREFORE, this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1 INTERPRETATION

1.1         Definitions in SPA

All terms used in this Agreement that are not defined elsewhere in this Agreement and that are defined in the SPA shall have the respective meanings ascribed to them in the SPA.

1.2         Appendices

The following Appendices attached hereto constitute an integral part of this Agreement:

Appendix A         -             Subject Securities

Appendix B         -             SPA
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ARTICLE 2
COVENANTS OF THE STOCKHOLDERS

2.1         Stockholder Support

In connection with the Seller’s Stockholder Matters (and any other transactions contemplated in connection with the SPA), each of the Stockholders severally, and not jointly or jointly and severally, hereby covenants, undertakes and agrees from time to time, until such time as this Agreement is terminated in accordance with Article 4, to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all of the Subject Securities (to the extent they carry a right to vote): (i) at any meeting of any of the securityholders of KERN at which the Stockholder or any registered or beneficial owner of the Subject Securities are entitled to vote to obtain the Required Seller’s Stockholder Vote; or (ii) in any action by written consent of the securityholders of KERN, in favor of the Seller’s Stockholder Matters.

2.2         Restrictions with Respect to Subject Securities

Each Stockholder hereby severally, and not jointly or jointly and severally, covenants and agrees that, from the date hereof until the earlier of (i) the Closing, (ii) the termination of this Agreement in accordance with Article 4, or (iii) it being determined (by mutual agreement of KERN and MJA) that the Required Seller’s Stockholder Vote is not required, except as permitted by this Agreement, such Stockholder will:

(a)         not, directly or indirectly, option, sell, assign, transfer, pledge, encumber, grant a participation or security interest in or power of attorney over, hypothecate or otherwise convey or dispose of any Subject Securities, or any right or interest therein (legal or equitable), to any Person or group or Persons acting jointly or in concert or enter into any agreement, option or other arrangement to do any of the foregoing (each of the foregoing, a “Transfer”), other than to one or more of a parent, spouse, child or grandchild of, or a corporation, partnership, limited liability company or other entity controlled solely by, the Stockholder or a trust or account (including a Registered Retirement Savings Plan, Registered Education Savings Plan, Registered Retirement Income Fund or similar account) existing for the benefit of such Person or entity; provided, that a Transfer referred to in this sentence shall only be permitted if, as a precondition to such Transfer, the transferee agrees in writing, in form and substance reasonably acceptable to MJA, to be bound by all of the terms of this Agreement with respect to the Subject Securities; and provided further, that in the case of a Transfer to a corporation, partnership, limited liability company or other entity solely controlled by, the Stockholder, such entity shall remain solely controlled by the Stockholder until the earlier of: (i) the Closing; and (ii) the termination of this Agreement in accordance with Article 4. Any purported transfer of any Subject Securities or interest therein in violation of this Section 2.2(a) shall be null and void;

(b)         not, directly or indirectly, grant or agree to grant any proxy or other right to vote any Subject Securities, except for any proxies granted to vote in favor of the Seller’s Stockholder Matters in accordance with Section 2.1, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the stockholders of KERN or give consents or approval of any kind as to any Subject Securities;

(c)         not vote or cause to be voted any Subject Securities in favor of, and vote or cause to be voted all Subject Securities against, any Acquisition Proposal or any other proposed action, transaction or agreement by or involving KERN or any of its Affiliates or the Stockholder or any other Person that could reasonably be expected to prevent, hinder or delay the successful completion of the Purchase and Sale or any of the other Transactions;

(d)         other than set forth herein, take all such steps as are necessary or advisable to ensure that at all relevant times his, her or its Subject Securities will not be subject to any stockholders’ agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a stockholders’ agreement, voting trust or other agreement affecting or restricting the ability of him or her to exercise all voting rights attaching to such Subject Securities; and

Annex L-2

(e)         not withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, support for the Seller’s Stockholder Matters.

2.3         Voting of the Subject Securityholders

Each Stockholder hereby agrees with MJA that it will, on or before the fifth Business Day prior to any meeting of any of the securityholders of KERN in respect of any Seller’s Stockholder Matters, duly complete forms of proxy in respect of all of his, her or its Subject Securities, and any other required documents in connection therewith, and cause same to be validly delivered in support of (and indicating that all Subject Securities are voted in favor of approving) the Seller’s Stockholder Matters and will not withdraw the forms of proxy except as expressly otherwise provided in this Agreement. Each Stockholder further agrees that it will, on or before the fifth Business Day prior to any meeting of any of the securityholders of KERN in respect of any Seller’s Stockholder Matters, deliver or cause to be delivered to MJA in accordance with Section 5.1011 of this Agreement, a copy or screenshot of the duly completed and signed forms of proxy described in the preceding sentence.

2.4         Meaning of Subject Securities.

The term “Subject Securities” means that number of KERN Shares and KERN Convertible Securities set forth opposite a Stockholder’s name in Appendix A hereto, being all of the securities of KERN owned legally or beneficially, either directly or indirectly, by such Stockholder or over which the Stockholder exercises direct or indirect control or discretion, and will be deemed to also include (a) any KERN Shares and KERN Convertible Securities issued to the Stockholder pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of KERN Shares or KERN Convertible Securities on, of, or affecting the Subject Securities on or after the date of this Agreement and (b) any KERN Shares and KERN Convertible Securities acquired by the Stockholder on or after the date of this Agreement, or issued to the Stockholder, on or after the date of this Agreement (including pursuant to the exercise, conversion, settlement or vesting of any securities of KERN that are exercisable for, convertible into, settle into or vest as KERN Shares (including all Subject Securities)), and all such acquired KERN Shares and KERN Convertible Securities shall be deemed Subject Securities and subject to the terms of this Agreement as though owned by the Stockholder as of the date hereof.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1         Representations and Warranties of the Stockholder

Each Stockholder hereby severally, and not jointly or jointly and severally, represents and warrants to and covenants with MJA as follows, and acknowledges that MJA is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)         Incorporation; Authorization. If the Stockholder is a corporation or other legal entity, such Stockholder is a subsisting corporation or other entity under the laws of its incorporating or organizational jurisdiction. The Stockholder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement. This Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by MJA, constitutes a legal, valid and binding agreement enforceable by MJA against the Stockholder in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(b)         Ownership of Subject Securities. The Stockholder is, and, subject to any Transfer permitted pursuant to Section 2.2(a), will be continuously up until the Closing, the direct or indirect beneficial owner of the Subject Securities set out opposite such Stockholder’s name in Appendix A, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or

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kind whatsoever. The Stockholder does not own or have any interest in any securities of KERN other than the Subject Securities. The Stockholder is not a party to, bound or affected by or subject to, any charter or by-law, contract, agreement provision, statute, regulation, judgment, order, decree or law which would be violated, contravened, breached by, or under which any default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

(c)         No Agreements. No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement.

(d)         Voting. None of such Subject Securities is subject to any proxy, power of attorney, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Stockholders of KERN or give consents or approvals of any kind, except pursuant to this Agreement.

(e)         Consents. No consent, waiver, approval, authorization, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Stockholder in connection with (i) the execution and delivery by the Stockholder and enforcement against the Stockholder of this Agreement, or (ii) the consummation of any transactions by the Stockholder provided for herein.

(f)          No Conflicts. None of the execution and delivery by the Stockholder of this Agreement or the compliance by the Stockholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any organizational documents of the Stockholder; (ii) any contract to which the Stockholder is a party or by which the Stockholder is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable Law.

(g)         Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Stockholder, threatened against the Stockholder or any of its Affiliates, or any of the Subject Securities or other property of the Stockholder or any of its Affiliates, and there is no judgment, decree or order against the Stockholder or its Affiliates, or any of the Subject Securities or other property of the Stockholder or any of its Affiliates, that would adversely affect in any manner the ability of the Stockholder to enter into this Agreement or adversely affect the Stockholder’s ability to perform its obligations hereunder or the title of the Stockholder to any of its Subject Securities.

(h)         No Commitment. None of the Subject Securities held by the Stockholder is the subject of any commitment, undertaking or agreement, the terms of which would affect in any way the ability of the Stockholder to perform the Stockholder’s obligations with respect to such Subject Securities as set out in this Agreement.

3.2         Representations and Warranties of MJA

MJA hereby represents and warrants to each Stockholder as follows, and acknowledges that the Stockholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)         Incorporation; Authorization. MJA is a corporation duly incorporated and validly existing under the laws of British Columbia and it has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by MJA and constitutes a legal, valid and binding agreement enforceable by the Stockholder against MJA in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

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(b)         No Conflicts. None of the execution and delivery by MJA of this Agreement or the compliance by MJA with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any organizational documents of MJA; (ii) any contract to which MJA is a party or by which MJA is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable Law, except in each case as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of MJA to perform its obligations hereunder or that would reasonably be expected to prevent or materially delay the completion of the Purchase and Sale or any of the other Transactions.

(c)         Legal Proceedings. There are no legal proceedings in progress or pending against or, to the knowledge of MJA, threatened against MJA or any of its Affiliates that would adversely affect in any manner the ability of MJA to enter into this Agreement and to perform its obligations hereunder or that would reasonably be expected to prevent or materially delay the completion of the Purchase and Sale or any of the other Transactions.

ARTICLE 4
TERMINATION

4.1         Termination

This Agreement shall terminate: (a) by a written instrument executed by each of the parties; (b) in the event that the SPA is validly terminated in accordance with its terms; (c) at the Closing; or (d) it being determined (by mutual agreement of KERN and MJA) that the Required Seller’s Stockholder Vote is not required.

4.2         Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void in relation to such Stockholder and MJA and no such party shall have liability to such other party in respect of whom this Agreement has been terminated, except in respect of a willful, intentional or material breach of the representations, warranties, obligations, terms or conditions of this Agreement which occurred prior to such termination in which case the non- breaching party to this Agreement shall be entitled to pursue any and all remedies at law or equity which may be available to it.

ARTICLE 5
GENERAL

5.1         Fiduciary Obligations

MJA agrees and acknowledges that each Stockholder is bound hereunder solely in his, her or its capacity as a securityholder of KERN and that the provisions of this Agreement shall not be deemed or interpreted to bind the Stockholder or any of its directors, officers or principal Stockholders in his or her capacity as a director or officer of KERN or any of KERN’s subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of KERN.

5.2         Further Assurances

Each Stockholder will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as MJA may reasonably require to effectively carry out or better evidence or perfect the full intent of the parties and meaning of this Agreement.

5.3         Survival of Representations and Warranties

No investigations made by or on behalf any party or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by any other party herein or pursuant hereto.

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5.4         Disclosure

No press release or other disclosure (public or otherwise) with respect to the existence or details of this Agreement, the Purchase and Sale or any of the other Transactions shall be made by a Stockholder without the prior written consent of MJA, except to the extent required by applicable law. Each Stockholder hereby consents to the disclosure of the substance of this Agreement in any press release by MJA and to the filing of this Agreement as an exhibit to any filing by MJA with the United States Securities and Exchange Commission.

5.5         Assignment

Subject to prior written notice to the Stockholders, MJA may assign all or part of its rights under this Agreement to an Affiliate of MJA. Other then as expressly contemplated by Section 2.2(a), this Agreement shall not be otherwise assignable by a Stockholder without the prior written consent of MJA, which consent may not be unreasonably withheld.

5.6         Time

Time shall be of the essence of this Agreement.

5.7         Governing Law

This Agreement will be governed by, and interpreted and enforced in accordance with, the laws of the State of Delaware and the federal laws of the United States applicable therein. Each party hereto irrevocably submits to the non-exclusive jurisdiction of the courts of the State of Delaware with respect to any matter arising hereunder or related hereto. The parties to this Agreement hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the State of Delaware and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum. This Section 5.7 shall survive the termination of this Agreement.

5.8         Entire Agreement

This Agreement, including the appendices hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof. There are no representations, warranties, conditions, undertakings, commitments, other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this Agreement, or which induced any party hereto to enter into this Agreement or on which reliance is placed by any party hereto, except as specifically set forth in this Agreement.

5.9         Amendments

This Agreement may be amended, modified or supplemented only by a written agreement signed by all of the parties hereto.

5.10       Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

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5.11       Notices

(a)         Method of Delivery. Any notice, demand or other communication (in this Section, a “notice”) required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if:

(i)          sent by electronic means of sending messages (in this Section, “Electronic Transmission”), by either facsimile transmission (if specified below) or e-mail, during normal business hours on a Business Day, but notice by Electronic Transmission shall only be sufficient if the notice includes or is accompanied by the sender’s name and facsimile number or e-mail address as applicable, the date and time of transmission, and if sent by facsimile transmission the name and telephone number of a Person to contact in the event of facsimile transmission problems or if sent by e-mail acknowledgement that the transmission is transmitted to the sender by the recipient or the recipient’s electronic system; or

(ii)         delivered in person in a sealed package entitled “Personal and Confidential” addressed to the recipient during normal business hours on a Business Day and left with a receptionist or other responsible employee of the recipient, who is required to provide written acknowledgement of receipt, at the applicable address set forth below;

a.           in the case of a notice to any Stockholder, to such Stockholder at the address indicated opposite to the name of the Stockholder in Appendix A; and

b.           in the case of a notice to MJA, addressed to it at:

MJA Acquisition Corp.

16192 Coastal Highway

Lewes, DE 19958

Attn: Legal Department

Email: legal@MJA.com

with a copy (that shall not constitute notice) to:

PremierCounsel, LLP

201 Spear Street, Suite 1100

San Francisco, CA 94105

Attention: William Kushner

Email: wkushner@premiercounsel.com

(b)         Deemed Delivery. Each notice sent in accordance with this Section shall be deemed to have been received:

(i)          in the case of personal delivery, if delivered before 5:00 p.m., on the day it was delivered; otherwise, on the first Business Day thereafter; or

(ii)         in the case of Electronic Transmission, on the same day that it was sent if sent on a Business Day and the electronic acknowledgement of delivery is received by the sender before 5:00 p.m. (recipient’s time) on such day, and otherwise on the first Business Day thereafter.

Any party hereto may change its address for notice by written notice delivered to the other parties hereto.

5.12       Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity,

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and each Stockholder will waive, in any action for specific performance, interlocutory, preliminary and permanent injunctive relief and/or any other equitable relief, the defence of adequacy of a remedy at law and any requirement for the securing or posting of any bond in connection with the obtaining of any such relief.

5.13       Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other related costs and expenses whatsoever and howsoever incurred. In the event of any dispute arising under this Agreement, the prevailing party shall be entitled to recover it expenses, including reasonable attorneys’ fees and costs, from the non-prevailing party.

5.14       Counterparts

This Agreement may be executed in any number of counterparts. Each executed counterpart will be deemed to be an original. All executed counterparts taken together will constitute one agreement.

To evidence the fact that a party hereto has executed this Agreement, such party may send a copy of its executed counterpart to the other parties hereto by Electronic Transmission and if sent by email, in Portable Document File (PDF) format. That party will be deemed to have executed this Agreement on the date it sent such Electronic Transmission.

5.15       Independent Legal Advice

Each Stockholder acknowledges that:

(a)         the Stockholder has read this Agreement in its entirety, understands this Agreement and agrees to be bound by its terms and conditions;

(b)         the Stockholder has been advised to seek independent legal advice with respect to the Stockholder executing and delivering this Agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and

(c)         the Stockholder is entering into this Agreement voluntarily.

5.16.      No Third Party Beneficiary

This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.
SIGNATURE PAGES FOLLOW.]

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IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

/s/ Jessica Billingsley
Jessica Billingsley
/s/ L. Dean Ditto
L. Dean Ditto
/s/ Ray Thompson
Ray Thompson
/s/ David McCullough
David McCullough
/s/ Scott Sozio
Scott Sozio
/s/ Matthew Kane
Matthew Kane
/s/ Tahira Rehmatullah
Tahira Rehmatullah
/s/ Barry Fishman
Barry Fishman

Signature Page to Voting and Support Agreement

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JESSICA BILLINGSLEY LIVING TRUST
By:	/s/ Jessica Billingsley
Name:	Jessica Billingsley
Title:	Trustee
SEAM CAPITAL, LLC
By:	/s/ Matthew Kane
Name:	Matthew Kane
Title:	Managing Partner

Signature Page to Voting and Support Agreement

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MJ ACQUISITION CORP.
By:	/s/ Scott Ogur
Name:	Scott Ogur
Title:	Authorized Representative

Signature Page to Voting and Support Agreement

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Annex M

[AKERNA LETTERHEAD]

April 28, 2023

High Trail Investments ON LLC
c/o High Trail Capital LP

[***]
Attention: [***]

RE:            Voting and Support Agreement

Ladies and Gentlemen,

Reference is made to (i) that certain Securities Purchase Agreement, dated as of the date hereof (the “SPA”), among Akerna Corp., a Delaware corporation (“KERN”), Akerna Canada Ample Exchange Inc., an Ontario corporation (“ExchangeCo”), and MJ Acquisition Co (“MJ Acquisition Co”), and (ii) that certain Exchange Agreement, dated as of the date hereof (the “Exchange Agreement”), by and among KERN and High Trail Investments ON LLC (the “Holder”). Capitalized terms not defined herein shall have the meaning as set forth in the Exchange Agreement.

Pursuant to the SPA and on the terms and subject to the conditions set forth therein, among other things, (i) MJ Acquisition Co or a Subsidiary of MJ Acquisition Co will acquire all of the issued and outstanding membership interests of MJ Freeway, LLC, a Colorado limited liability company, from KERN and (ii) MJ Acquisition Co will acquire all of the issued and outstanding common and preferred shares of Ample Organics Inc., an Ontario corporation, from ExchangeCo (collectively, the “Purchase and Sale”).

Pursuant to the Exchange Agreement and on the terms and subject to the conditions set forth therein, among other things, the Holder and KERN have agreed to exchange the Exchange Note Amount for the New Preferred Shares (each as defined therein) (collectively, the “Subject Securities”).

The Holder acknowledges and agrees that it will realize certain benefits in connection with the consummation of the Purchase and Sale and the other transactions contemplated in connection with the SPA (the “Transactions”), and desires to enter into this letter agreement (this “Agreement”) to provide its support for completion of the Seller’s Stockholder Matters on the terms and conditions set forth herein. The Holder also acknowledges that KERN, ExchangeCo and MJ Acquisition Co would not enter into the SPA but for the execution and delivery of this Agreement by the Holder. Accordingly, this Agreement sets out the terms and conditions of the agreement of the Holder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein.

In consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows.

1.           Definitions in SPA

All terms used in this Agreement that are not defined elsewhere in this Agreement and that are defined in the SPA shall have the respective meanings ascribed to them in the SPA.

2.           Appendices

The following Appendices attached hereto constitute an integral part of this Agreement:

Appendix A         -             Exchange Agreement

Appendix B         -             SPA

3.           Holder Support

In connection with the Seller’s Stockholder Matters (and any other transactions contemplated in connection with the SPA), the Holder hereby covenants, undertakes and agrees from time to time, until such time as this Agreement is terminated in accordance with paragraph 8, to cause to be counted as present for purposes of

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establishing quorum and to vote (or cause to be voted) all of the New Preferred Shares: (i) at any meeting of any of the securityholders of KERN at which the Holder or any registered or beneficial owner of the New Preferred Shares are entitled to vote to obtain the Required Seller’s Stockholder Vote; or (ii) in any action by written consent of the securityholders of KERN, in each case in favor of the Seller’s Stockholder Matters.

4.           Restrictions with Respect to Subject Securities

The Holder hereby covenants and agrees that, from the date hereof until the earlier of (i) the Closing and (ii) the termination of this Agreement in accordance with paragraph 8, except as permitted by this Agreement, the Holder will:

(a)         not, directly or indirectly, option, sell, assign, transfer, pledge, encumber, grant a participation or security interest in or power of attorney over, hypothecate or otherwise convey or dispose of any Subject Securities, or any right or interest therein (legal or equitable), to any Person or group or Persons acting jointly or in concert or enter into any agreement, option or other arrangement to do any of the foregoing (each of the foregoing, a “Transfer”), other than to a corporation, partnership, limited liability company or other entity controlled solely by the Holder; provided, that a Transfer referred to in this sentence shall only be permitted if, as a precondition to such Transfer, the transferee agrees in writing, in form and substance reasonably acceptable to KERN, to be bound by all of the terms of this Agreement with respect to the Subject Securities; and provided further, that such entity shall remain solely controlled by the Holder until the earlier of: (i) the Closing; and (ii) the termination of this Agreement in accordance with paragraph 8. Any purported transfer of any Subject Securities or interest therein in violation of this paragraph 4(a) shall be null and void;

(b)         not, directly or indirectly, grant or agree to grant any proxy or other right to vote any (i) New Preferred Shares, (ii) any other shares of KERN common stock or preferred stock (“KERN Shares”) owned legally or beneficially by the Holder or any of its Affiliates as of the date of this Agreement, or over which the Holder or any of its Affiliates exercises direct or indirect control or discretion, or (iii) any KERN Shares with respect to which the Holder or any of its Affiliates acquires legal or beneficial ownership, or direct or indirect control or discretion, on or after the date of this Agreement (collectively, the “KERN Voting Securities”), except for any proxies granted to vote in favor of the Seller’s Stockholder Matters in accordance with paragraph 5, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the stockholders of KERN or give consents or approval of any kind as to any KERN Voting Securities;

(c)         not vote or cause to be voted any KERN Voting Securities in favor of, and vote or cause to be voted all KERN Voting Securities against, any Acquisition Proposal or any other proposed action, transaction or agreement by or involving KERN or any of its Affiliates or the Holder or any other Person that could reasonably be expected to prevent, hinder or delay the successful completion of the Purchase and Sale or any of the other Transactions;

(d)         other than set forth herein, take all such steps as are necessary or advisable to ensure that at all relevant times its KERN Voting Securities will not be subject to any stockholders’ agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a stockholders’ agreement, voting trust or other agreement affecting or restricting its ability to exercise all voting rights attaching to such KERN Voting Securities; and

(e)         not withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, support for the Seller’s Stockholder Matters.

5.           Voting of KERN Voting Securities

The Holder hereby agrees with KERN that it will, on or before any meeting of any of the securityholders of KERN in respect of any Seller’s Stockholder Matter, duly complete forms of proxy in respect of all of its KERN Voting Securities, and any other required documents in connection therewith, and cause same

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to be validly delivered in support of (and indicating that all KERN Voting Securities are voted in favor of approving) the Seller’s Stockholder Matters and will not withdraw the forms of proxy except as expressly otherwise provided in this Agreement.

6.           Representations and Warranties of the Holder

The Holder hereby represents and warrants to and covenants with KERN as follows, and acknowledges that KERN is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)         Incorporation; Authorization. The Holder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement. This Agreement has been duly executed and delivered by the Holder and, assuming due authorization, execution and delivery by KERN, constitutes a legal, valid and binding agreement enforceable by KERN against the Holder in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(b)         Ownership of Subject Securities. The Holder is the direct beneficial owner of the Exchange Note Amount and, following consummation of the Initial Exchange in accordance with the terms and subject to the conditions set forth in the Exchange Agreement, will be the direct beneficial owner of the New Preferred Shares. Subject to any Transfer permitted pursuant to paragraph 4(a), the Holder will be continuously up until the Closing, the direct beneficial owner of the Exchange Note Amount (prior to the consummation of the Initial Exchange) and the New Preferred Shares (following consummation of the Initial Exchange), in each case with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever. The Holder is not a party to, bound or affected by or subject to, any charter or by-law, contract, agreement provision, statute, regulation, judgment, order, decree or law which would be violated, contravened, breached by, or under which any default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

(c)         No Agreements. No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of the Exchange Note Amount, or any interest therein or right thereto, except pursuant to this Agreement.

(d)         Consents. No consent, waiver, approval, authorization, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Holder in connection with (i) the execution and delivery by the Holder and enforcement against the Holder of this Agreement, or (ii) the consummation of any transactions by the Holder provided for herein.

(e)         No Conflicts. None of the execution and delivery by the Holder of this Agreement or the compliance by the Holder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any organizational documents of the Holder; (ii) any contract to which the Holder is a party or by which the Holder is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable Law.

(f)          Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Holder, threatened against the Holder or any of its Affiliates, or the Exchange Note Amount or other property of the Holder or any of its Affiliates, and there is no judgment, decree or order against the Holder or its Affiliates, or the Exchange Note Amount or

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other property of the Holder or any of its Affiliates, that would adversely affect in any manner the ability of the Holder to enter into this Agreement or adversely affect the Holder’s ability to perform its obligations hereunder or the title of the Holder to the Exchange Note Amount.

(g)         No Commitment. The Exchange Note Amount is not the subject of any commitment, undertaking or agreement, the terms of which would affect in any way the ability of the Holder to perform the Holder’s obligations as set out in this Agreement.

7.           Representations and Warranties of KERN

KERN hereby represents and warrants to the Holder as follows, and acknowledges that the Holder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)         Incorporation; Authorization. KERN is a corporation duly incorporated and validly existing under the laws of Delaware and it has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by KERN and constitutes a legal, valid and binding agreement enforceable by the Holder against KERN in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(b)         No Conflicts. None of the execution and delivery by KERN of this Agreement or the compliance by KERN with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any organizational documents of KERN; (ii) any contract to which KERN is a party or by which KERN is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable Law, except in each case as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of KERN to perform its obligations hereunder or that would reasonably be expected to prevent or materially delay the completion of the Purchase and Sale or any of the other Transactions.

(c)         Legal Proceedings. There are no legal proceedings in progress or pending against or, to the knowledge of KERN, threatened against KERN or any of its Affiliates that would adversely affect in any manner the ability of KERN to enter into this Agreement and to perform its obligations hereunder or that would reasonably be expected to prevent or materially delay the completion of the Purchase and Sale or any of the other Transactions.

8.           Termination

This Agreement shall terminate: (a) by a written instrument executed by each of the parties; (b) in the event that the SPA is validly terminated in accordance with its terms; or (c) upon written notice by any party delivered to the other party at any time on or after November 15, 2023.2

9.           Effect of Termination

If this Agreement is terminated in accordance with paragraph 8, the provisions of this Agreement will become void in relation to the Holder and KERN and no such party shall have liability to such other party in respect of whom this Agreement has been terminated, except in respect of a willful, intentional or material breach of the representations, warranties, obligations, terms or conditions of this Agreement which occurred prior to such termination in which case the non-breaching party to this Agreement shall be entitled to pursue any and all remedies at law or equity which may be available to it.

____________

2        There is no defined term “Effective Time”

Annex M-4

10.         Assignment

Subject to prior written notice to the Holder, KERN may assign all or part of its rights under this Agreement to an Affiliate of KERN. Other then as expressly contemplated by paragraph 4(a), this Agreement shall not be otherwise assignable by the Holder without the prior written consent of KERN, which consent may not be unreasonably withheld.

11.         Time

Time shall be of the essence of this Agreement.

12.         Governing Law

This Agreement will be governed by, and interpreted and enforced in accordance with, the laws of the State of Delaware and the federal laws of the United States applicable therein. Each party hereto irrevocably submits to the non-exclusive jurisdiction of the courts of the State of Delaware with respect to any matter arising hereunder or related hereto. The parties to this Agreement hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the State of Delaware and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum. This paragraph 14 shall survive the termination of this Agreement.

13.         Amendments

This Agreement may be amended, modified, or supplemented only by a written agreement signed by all of the parties hereto.

14.         Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

15.         Notices

(a)         Method of Delivery. Any notice, demand or other communication (in this paragraph, a “notice”) required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if:

(i)          sent by electronic means of sending messages (in this paragraph, “Electronic Transmission”), by either facsimile transmission (if specified below) or e-mail, during normal business hours on a Business Day, but notice by Electronic Transmission shall only be sufficient if the notice includes or is accompanied by the sender’s name and facsimile number or e-mail address as applicable, the date and time of transmission, and if sent by facsimile transmission the name and telephone number of a Person to contact in the event of facsimile transmission problems or if sent by e-mail acknowledgement that the transmission is transmitted to the sender by the recipient or the recipient’s electronic system; or

(ii)         delivered in person in a sealed package entitled Personal and Confidential addressed to the recipient during normal business hours on a Business Day and left with a receptionist or other responsible employee of the recipient, who is required to provide written acknowledgement of receipt, at the applicable address set forth below;

a.           in the case of a notice to the Holder, to the address indicated on the signature page hereto; and

Annex M-5

b.           in the case of a notice to KERN, addressed to it at:

Akerna Corp.

[***]
[***]
Attention: [***]
Email: [***]

with a copy (that shall not constitute notice) to:

Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, CO 80202
Attention: Jason Brenkert
Telephone: (303) 352-1133
E-mail: brenkert.jason@dorsey.com

(b)         Deemed Delivery. Each notice sent in accordance with this paragraph shall be deemed to have been received:

(i)          in the case of personal delivery, if delivered before 5:00 p.m., on the day it was delivered; otherwise, on the first Business Day thereafter; or

(ii)         in the case of Electronic Transmission, on the same day that it was sent if sent on a Business Day and the electronic acknowledgement of delivery is received by the sender before 5:00 p.m. (recipient’s time) on such day, and otherwise on the first Business Day thereafter.

Any party hereto may change its address for notice by written notice delivered to the other parties hereto.

16.         Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the Holder will waive, in any action for specific performance, interlocutory, preliminary and permanent injunctive relief and/or any other equitable relief, the defence of adequacy of a remedy at law and any requirement for the securing or posting of any bond in connection with the obtaining of any such relief.

17.         Expenses

Except as otherwise provided in the Exchange Agreement, each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other related costs and expenses whatsoever and howsoever incurred. In the event of any dispute arising under this Agreement, the prevailing party shall be entitled to recover it expenses, including reasonable attorneys’ fees and costs, from the non-prevailing party.

18.         Counterparts

This Agreement may be executed in any number of counterparts. Each executed counterpart will be deemed to be an original. All executed counterparts taken together will constitute one agreement.

To evidence the fact that a party hereto has executed this Agreement, such party may send a copy of its executed counterpart to the other parties hereto by Electronic Transmission and if sent by email, in Portable Document File (PDF) format. That party will be deemed to have executed this Agreement on the date it sent such Electronic Transmission.

Annex M-6

19.         No Amendment, Modification or Waiver of Exchange Agreement.

Nothing set forth in this Agreement shall amend, modify or waive any term or condition of the Exchange Agreement and in the event of any dispute between this Agreement and the Exchange Agreement, the terms and conditions of the Exchange Agreement shall govern and supersede such conflicting terms and conditions herein.

20.         Independent Legal Advice

The Holder acknowledges that:

(a)         the Holder has read this Agreement in its entirety, understands this Agreement and agrees to be bound by its terms and conditions;

(b)         the Holder has been advised to seek independent legal advice with respect to the Holder executing and delivering this Agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and

(c)         the Holder is entering into this Agreement voluntarily.

21.         No Third Party Beneficiary

This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.
SIGNATURE PAGES FOLLOW.]

Annex M-7

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

HOLDER:
HIGH TRAIL INVESTMENTS ON LLC
By:	/s/ Eric Helenek
Name:	Eric Helenek
Title:	Authorized Signatory
Address:

Wire Instructions:

Signature Page to Voting and Support Agreement

Annex M-8

AKERNA CORP.
By:	/s/ Jessica Billingsley
Name:	Jessica Billingsley
Title:	Chief Executive Officer

Signature Page to Voting and Support Agreement

Annex M-9

PART II

INFORMATION NOT REQUIRED IN PROXY
STATEMENT/PROSPECTUS

Item 20.     Indemnification of Directors and Officers

Under Section 145 of the DGCL, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation’s request, in such capacities with another enterprise, against expenses (including attorney’s fees), as well as judgments, fines and settlements, actually and reasonably incurred in connection with the defense of any action, suit or proceeding (other than an action by or in the right of the corporation) in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation for negligence or misconduct in the performance of his/her duty to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

Article VI of the Amended and Restated By-Laws of Akerna contains provisions which are designed to provide mandatory indemnification of directors and officers of Akerna to the full extent permitted by law, as now in effect or later amended. The Amended and Restated By-Laws further provide for reimbursement and advances of payment of expenses actually and reasonably incurred by a current or former director or officer of Akerna under the circumstances contained therein.

Item 21.     Exhibits and Financial Statement Schedules

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

Item 22.     Undertakings

The undersigned registrant undertakes as follows:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9)    To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit Number	Description
2.1*+

Agreement and Plan of Merger, dated as of January 27, 2023, by and among Akerna Corp., Merger Sub and Gryphon (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement)

2.2*+

Securities Purchase Agreement, dated as of April 28, 2023, by and between Akerna Corp., Akerna Canada Ample Exchange Inc., and MJ Acquisition Corp. (included as Annex B to the proxy statement/prospectus forming a part of this Registration Statement)

2.3*	Form of Voting and Support Agreement by and between certain stockholders named therein and Gryphon (included as Annex I to the proxy statement/prospectus forming a part of this Registration Statement)
2.4*	Form of Lender Support Letter for Merger (included as Annex J to the proxy statement/prospectus forming a part of this Registration Statement)
2.5*

Form of Voting and Support Agreement by and between certain stockholders named therein and MJ Acquistion (included as Annex L to the proxy statement/prospectus forming a part of this Registration Statement)

2.6*	Form of Lender Support Letter for Sale Transaction (included as Annex M to the proxy statement/prospectus forming a part of this Registration Statement)
2.7*

First Amendment to Agreement and Plan of Merger, dated as of April 28, 2023, by and among Akerna Corp., Merger Sub and Gryphon (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement)

3.1	Amended and Restated Certificate of Incorporation of Akerna Corp. (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed by the registrant on November 14, 2022)
3.2	Amended and Restated Bylaws of Akerna Corp. (incorporated by reference to Exhibit 3.2 to the Quarterly Report filed by the registrant on November 14, 2022)
3.3	Certificate of Designation for the Special Voting Share (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the registrant on July 8, 2020)
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form S-4 (File No. 333-228220))
4.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 to the registrant’s Registration Statement on Form S-4 (File No. 333-228220))
4.3	Form of Warrant Agreement (incorporated by reference to Exhibit 4.3 on Current Report on Form 8-K filed by the registrant on June 21, 2019)
4.4

Stock Purchase Agreement, dated September 13, 2021, relating to the 365 Cannabis acquisition (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant on September 21, 2021)

4.6	Form of Secured Convertible Notes (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the registrant on October 5, 2021)
4.7+	Form of Security Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the registrant on October 5, 2021)
4.8	Form of Guaranty Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the registrant on October 5, 2021)
4.9

Amendment and Waiver Agreement dated June 30, 2022 to the Securities Purchase Agreement dated October 5, 2021 (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q filed by the registrant on August 12, 2023)

4.10	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.10 to the registrant’s Form S-1 as filed on June 29, 2022)
4.11	Form of Warrant (incorporated by reference to Exhibit 4.9 to the registrant’s post-effective amendment to Form S-1 as filed on July 1, 2022)
4.12	Form of Underwriter’s Warrants (incorporated by reference to Exhibit 4.11 to the registrant’s post-effective amendment to Form S-1 as filed on July 1, 2022)
4.13

Waiver dated September 27, 2022 by and between Akerna Corp. and the Holders in accordance with the Securities Purchase Agreement dated October 5, 2021 (incorporated by reference to Exhibit 4.1 to the registrant’s Quarterly Report on Form 10-Q as filed on November 14, 2022)

Exhibit Number	Description
4.14	Amendment No. 1 to the Exchangeable Share Support Agreement (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K as filed on November 18, 2022)
4.15+	Form of Promissory Noted dated April 28, 2023 (incorporated by reference to exhibit 10.1 to the registrant’s Current Report on Form 8-K as filed on April 28, 2023)
4.16+	Form of Security and Pledge Agreement dated April 28, 2023 (incorporated by reference to exhibit 10.2 to the registrant’s Current Report on Form 8-K as filed on April 28, 2023)
4.17	Form of Guaranty Agreement dated April 28, 2023 (incorporated by reference to exhibit 10.3 to the registrant’s Current Report on Form 8-K as filed on April 28, 2023)
4.18	Subordination and Intercreditor Agreement dated April 28, 2023 (incorporated by reference to exhibit 10.4 to the registrant’s Current Report on Form 8-K as filed on April 28, 2023)
4.19	Waiver by and among Akerna and certain noteholders dated April 28, 2023 (incorporated by reference to exhibit 10.5 to the registrant’s Current Report on Form 8-K as filed on April 28, 2023)
4.20*	Promissory Note, dated July 6, 2021, by and among Sphere 3D Corp. and Gryphon Digital Mining, Inc.
4.21*	Form of Gryphon Warrant
4.22*	Promissory Note, dated May 25, 2022, by and between Gryphon Opco I LLC and Anchorage Lending CA, LLC
4.23*+	Amended and Restated Promissory Note, dated March 29, 2023, by and between Gryphon Opco I LLC and Anchorage Lending CA, LLC
5.1**	Opinion of Dorsey & Whitney LLP
9.1	Voting and Exchange Trust Agreement (incorporated by reference to Exhibit 9.1 to the Current Report on Form 8-K filed by the registrant on July 8, 2020)
10.1

Registration Rights Agreement, dated January 29, 2018, by and among MTech Acquisition Corp., MTech Sponsor LLC, and MTech Sponsor LLC (incorporated by reference to Exhibit 10.1 on Current Report on Form 8-K filed by the registrant on June 21, 2019)

10.2

First Amendment to Registration Rights Agreement, dated June 17, 2019, by and among MTech Acquisition Corp., Akerna Corp. and MTech Sponsor LLC (incorporated by reference to Exhibit 10.2 on Current Report on Form 8-K filed by the registrant on June 21, 2019)

10.3

Stock Escrow Agreement, dated January 29, 2018, by and among MTech Acquisition Corp., MTech Sponsor LLC, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.3 on Current Report on Form 8-K filed by the registrant on June 21, 2019)

10.4

Amendment to Stock Escrow Agreement, dated June 17, 2019, by and among MTech Acquisition Corp., Akerna Corp., MTech Sponsor LLC, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.4 on Current Report on Form 8-K filed by the registrant on June 21, 2019)

10.5

Non-Competition and Non-Solicitation Agreement dated June 17, 2019, by and among Jessica Billingsley, Akerna Corp., MJ Freeway and MTech Sponsor LLC (incorporated by reference to Exhibit 10.5 on Current Report on Form 8-K filed by the registrant on June 21, 2019)

10.6

Non-Competition and Non-Solicitation Agreement dated June 17, 2019, by and among Amy Poinsett, Akerna Corp., MJ Freeway and MTech Sponsor LLC (incorporated by reference to Exhibit 10.6 on Current Report on Form 8-K filed by the registrant on June 21, 2019)

10.7	Form of Indemnification Agreement of Officers and Directors (incorporated by reference to Exhibit 10.7 on Current Report on Form 8-K filed by the registrant on June 21, 2019)
10.8

Form of Subscription Agreement, by and among MTech Acquisition Corp., Akerna Corp., and each purchaser signatory thereto (incorporated by reference to Exhibit 10.8 on Current Report on Form 8-K filed by the registrant on June 21, 2019)

10.9

Form of Agreement to Transfer Sponsor Shares, by and among MTech Acquisition Corp., Akerna Corp., each transferee signatory thereto, and Continental Stock Transfer &Trust Company (incorporated by reference to Exhibit 10.9 on Current Report on Form 8-K filed by the registrant on June 21, 2019)

10.10^

Employment Agreement, dated June 17, 2019, by and between Jessica Billingsley and Akerna Corp. (incorporated by reference to Exhibit 10.10 on Current Report on Form 8-K filed by the registrant on June 21, 2019)

Exhibit Number	Description
10.11^	MTech Acquisition Holdings Inc. 2019 Long Term Incentive Plan (incorporated by reference to Exhibit 10.5 to the registrant’s Registration Statement on Form S-4 (File No. 333-228220))
10.12^	Form of Option Grant Certificate (incorporated by reference to Exhibit 10.12 on Current Report on Form 8-K filed by the registrant on June 21, 2019)
10.13^	Form of Restricted Stock Unit Award (incorporated by reference to Exhibit 10.13 on Current Report on Form 8-K filed by the registrant on June 21, 2019)
10.14^	Form of Stock Award (incorporated by reference to Exhibit 10.14 on Current Report on Form 8-K filed by the registrant on June 21, 2019)
10.15^	Form of Restricted Stock Award (incorporated by reference to Exhibit 10.15 on Current Report on Form 8-K filed by the registrant on June 21, 2019)
10.16^	Form of Appreciation Rights Award (incorporated by reference to Exhibit 10.16 on Current Report on Form 8-K filed by the registrant on June 21, 2019)
10.17

Form of Lock-Up Agreement, by and among MTech Acquisition Holdings, Inc., MTech Sponsor LLC, and each holder signatory thereto (incorporated by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form S-4 (File No. 333-228220))

10.18

Office Service Agreement, dated September 30, 2019, effective February 1, 2020 (incorporated by reference to Exhibit 10.1 to the registrant’s Quarterly Report on Form 10-Q for the three months ended September 30, 2019

10.19	Stock Purchase Agreement, dated November 25, 2018 (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed on November 26, 2019)
10.20^

Letter Agreement effective September 23, 2019 between the registrant and Nina Simosko (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant on October 1, 2019)

10.21^

Letter Agreement effective September 26, 2019 between MJ Freeway, LLC and Ray Thompson (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the registrant on October 1, 2019)

10.22

Covenant Agreement effective September 23, 2019 between Akerna Corp and Nina Simosko (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the registrant on October 1, 2019)

10.23	Covenant Agreement between Akerna Corp. and Ray Thompson (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the registrant on October 1, 2019)
10.24^	Letter Agreement dated December 17, 2019 between Akerna Corp. and John Fowle (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant on December 23, 2019)
10.25

Covenant Agreement dated December 17, 2019 between Akerna Corp. and John Fowle (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the registrant on December 23, 2019)

10.26	Exchangeable Share Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant on July 8, 2020)
10.27	Escrow Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the registrant on July 8, 2020)
10.28	Rights Indenture (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the registrant on July 8, 2020)
10.29	Agreement and Plan of Reorganization with Navigator Acquisition Corp. dated March 10, 2021 (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by the registrant on May 21, 2021)
10.30	At-the-Market Distribution Agreement dated July 23, 2021 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the registrant on July 23, 2021)
10.31	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the registrant on October 4, 2021)
10.32	Registration Rights Agreement with Sellers of 365 Cannabis (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the registrant on October 4, 2021)
10.33	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the registrant on October 5, 2021)

Exhibit Number	Description
10.34	Form of Voting Agreement (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the registrant on October 5, 2021)
10.35	Amended 2019 Long Term Incentive Plan (incorporated by reference to Appendix C to the Company’s definitive proxy statement on Schedule 14A as filed with the Commission on April 19, 2022)
10.36^

Consulting Agreement, between Akerna Corp. and Larry Dean Ditto, Jr., dated April 21, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant on May 16, 2022)

10.37

Form of Securities Purchase Agreement between Akerna Corp. and the investors thereto, dated October 3, 2022 (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K as filed on Ocotber 3, 2022)

10.38

Form of Registration Rights Agreement between Akerna Corp. and the investors named therein, dated October 3, 2022 (incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K as filed with the Commission on October 3, 2022)

10.39

Common Stock Sales Agreement dated September 28, 2022 by and between Akerna Corp. and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K as filed with the Commission on September 28, 2022)

10.40^

Offer Letter from Akerna Corp. to Scott Sozio dated August 18, 2022 (incorporated by reference to Exhibit 10.2 to the registrant’s Quarterly Report on Form 10-Q as filed with the Commission on November 14, 2022)

10.41^

Employment Offer Letter from Akerna Corp. to L. Dean Ditto dated August 18, 2022 (incorporated by reference to Exhibit 10.3 to the registrant’s Quarterly Report on Form 10-Q as filed with the Commission on November 14, 2022)

10.42	Exchange Agreement, dated January 27, 2023, by and among Akerna and certain lenders (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed on January 27, 2023)
10.43

Form of Repricing Letter, dated January 27, 2023, by and among Akerna and certain lenders (incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K filed on January 27, 2023)

10.44*	Master Services Agreement, dated August 19, 2021, by and between Sphere 3D. Corp. and Gryphon Digital Mining, Inc.
10.45*+	Sub-License and Delegation Agreement, dated October 5, 2021, by and between Gryphon Digital Mining, Inc. and Sphere 3D Corp.
10.46*	Amendment No. 1 to Sub-License and Delegation Agreement, dated December 29, 2021, by and between Gryphon Digital Mining, Inc. and Sphere 3D Corp.
10.47*	Coinmint Colocation Mining Services Agreement, dated July 1, 2021, by and between Gryphon Digital Mining, Inc. and Coinmint, LLC
10.48*	Master Services Agreement, dated September 12, 2021, by and between Core Scientific, Inc. and Gryphon Digital Mining, Inc.
10.49*	Amendment No. 1 to Master Services Agreement, dated December 29, 2021, by and between Gryphon Digital Mining, Inc. and Sphere 3D Corp.
10.50*	Master Services Agreement Order #1, dated September 12, 2021, by and between Core Scientific, Inc. and Gryphon Digital Mining, Inc.
10.51*	Master Services Agreement Order #2, dated September 12, 2021, by and between Core Scientific, Inc. and Gryphon Digital Mining, Inc.
10.52*	Non-Fixed Price Sales and Purchase Agreement, dated April 14, 2021, by and between Bitmain Technologies Limited and Gryphon Digital Mining, Inc.
10.53*	Agreement and Plan of Merger, dated June 3, 2021, among Sphere 3D Corp., Sphere GDM Corp. and Gryphon Digital Mining, Inc.
10.54*	Merger Agreement amendment, dated December 29, 2021, among Sphere 3D Corp., Sphere GDM Corp. and Gryphon Digital Mining, Inc.
10.55*	Security Agreement dated July 6, 2021, by and among Sphere 3D. Corp. and Gryphon Digital Mining, Inc.

Exhibit Number	Description
10.56*	Amendment No. 1 to Promissory Note and Security Agreement, dated August 30, 2021, by and among Sphere 3D. Corp. and Gryphon Digital Mining., Inc.
10.57*	Amendment No. 2 to Promissory Note and Security Agreement, dated September 29, 2021, by and among Sphere 3D Corp. and Gryphon Digital Mining, Inc.
10.58*	Amendment No. 3 to Promissory Note and Security Agreement, dated December 29, 2021, by and among Sphere 3D Corp. and Gryphon Digital Mining, Inc.
10.59*	Equipment Loan and Security Agreement, dated May 25, 2022, by and between Anchorage Lending CA, LLC and Gryphon Opco I LLC
10.60*	Guaranty, dated May 25, 2022, by and among Gryphon Digital Mining, Inc., Anchorage Lending CA LLC, and Gryphon Opco I LLC
10.61*+	Amendment and Reaffirmation Agreement, dated March 29, 2023, by and among Gryphon Opco I LLC, Gryphon Digital Mining, Inc., and Anchorage Lending CA, LLC
10.62*+	Amended and Restated Equipment Loan and Security Agreement, dated March 29, 2023, by and between Anchorage Lending CA, LLC and Gryphon Opco I LLC
21.1	Subsidiaries of Akerna Corp. (incorporated by reference to Exhibit 21.1 to the registrant’s Annual Report on Form 10-K as filed on March 21, 2023)
23.1*	Consent of Marcum LLP, Independent Registered Public Accountants for Akerna
23.2*	Consent of RBSM LLP, Independent Registered Public Accountants for Gryphon
23.2**	Consent of Dorsey & Whitney LLP (included as Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107*	Calculation of Filing Fee Table

____________

*        Filed herewith.

**      To be filed by amendment.

+        The exhibits and schedules to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

^        Management compensation contract or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Denver, State of Colorado, on May 11, 2023.

AKERNA CORP.
By:	/s/ Jessica Billingsley
Name:	Jessica Billingsley
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jessica Billingsley, as his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jessica Billingsley	Chief Executive Officer and Director	May 11, 2023
Jessica Billingsley	(Principal Executive Officer)
/s/ Dean Ditto	Chief Financial Officer	May 11, 2023
L. Dean Ditto	(Principal Financial and Accounting Officer)
/s/ Scott Sozio	Director	May 11, 2023
Scott Sozio
/s/ Matthew Kane	Director	May 11, 2023
Matthew Kane
/s/ Tahira Rehmatullah	Director	May 11, 2023
Tahira Rehmatullah
/s/ Barry Fishman	Director	May 11, 2023
Barry Fishman